Form 20-F
period 2019-12-31
Zhongchao Inc.
filed 2020-05-08
CIK 1785566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number: 001-39229

ZHONGCHAO INC.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of principal executive offices)

Weiguang Yang, Chief Executive Officer

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value $0.0001	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, the issuer had 16,102,420 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Our Corporate History and Structure” on page 33) and 5,497,715 Class B Class A Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong;

●	“Class A Ordinary Shares” refers to our Class A ordinary shares, $0.0001 par value per share;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, $0.0001 par value per share;

●	“Controlling Shareholder” refers to Mr. Weiguang Yang, the CEO of the Company;

●	Depending on the context, the terms “we,” “us,” “our company,” “our”, “Zhongchao” and “Zhongchao Cayman” refer to Zhongchao Inc., a Cayman Islands company, and its subsidiaries and affiliated companies;

●	“Horgos Zhongchao Medical” refers to Horgos Zhongchao Medical Technology Co., Ltd., a PRC company.

●	“Horgos Zhongchao Zhongxing” refers to Horgos Zhongchao Zhongxing Medical Technology Co., Ltd., a PRC company.

●	“mobile MAUs” are the number of unique IP address that various mobile devices having access to our MDMOOC mobile app or Sunshine Health Forums from mobile end at least once during a month. The numbers of our mobile MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device IP address as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that one mobile device may have more than one IP addresses;

●	“monthly UVs” of MDMOOC website, MDMOOC.org, or the website of our Sunshine Health Forums, ygjkclass.com, are to the number of unique IP address that various internet browsers apply to access our websites, from either PC end or mobile end, at least once during a month. The numbers of our monthly UVs of our websites are calculated using internal company data that has not been independently verified, and we treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access our platform.

●	“NFP(s)” refers to not-for-profit organizations.

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

●	“Shanghai Huijing” refers to Shanghai Huijing Information Technology Co., Ltd., a PRC company.

●	“Shanghai Jingyi” refers to Shanghai Jingyi Medical Technology Co., Ltd., a PRC company.

ii

●	“Shanghai Maidemu” refers to Shanghai Maidemu Cultural Communication Corp., a PRC company.

●	“Shanghai Xingzhong” refers to Shanghai Xingzhong Investment Management LP, a PRC company.

●	“Shanghai Zhongxun” refers to Shanghai Zhongxun Medical Technology Co., Ltd., a PRC company.

●	“Zhongchao BVI” refers to Zhongchao Group Inc., a British Virgin Island company.

●	“Zhongchao HK” refers to Zhongchao Group Limited, a Hong Kong company.

●	“Zhongchao Shanghai” refers to Zhongchao Medical Technology (Shanghai) Co., Ltd., a PRC company.

●	“Zhongchao WFOE” refers to Beijing Zhongchao Zhongxing Technology Limited, a PRC company.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2019 and 2018.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.9618 to USD1.00, the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of income for the years ended December 31, 2019, 2018, and 2017, and balance sheet data as of December 31, 2019 and 2018, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

The following table presents our summary consolidated statements of income and comprehensive income for the fiscal years ended December 31, 2019, 2018, and 2017, respectively.

Selected Consolidated Statement of Income

	For the Years Ended December 31,
	2019	2018	2017
Revenues	$14,882,763	$12,865,870	$9,816,312
Cost of revenues	(4,655,827)	(4,456,353)	(3,970,068)
Gross Profit	10,226,936	8,409,517	5,846,244

Operating Expenses
Selling and marketing expenses	(3,196,469)	(2,261,258)	(2,715,201)
General and administrative expenses	(2,524,003)	(1,425,663)	(1,139,165)
Research and development expenses	(864,320)	(1,447,949)	(943,253)
Total Operating Expenses	(6,584,792)	(5,134,870)	(4,797,619)

Income from Operations	3,642,144	3,274,647	1,048,625

Interest income, net	211,479	191,609	17,331
Other income, net	534,020	37,364	275,019
Income Before Income Taxes	4,387,643	3,503,620	1,340,975

Income tax (expenses) benefits	(387,144)	(502,131)	153,953

Net Income	4,000,499	3,001,489	1,494,928

Net loss attributable to noncontrolling interests	46,171	17,834	34,352

Net Income Attributable to Zhongchao Inc.’s shareholders	$4,046,670	$3,019,323	$1,529,280

Weighted average number of ordinary share outstanding
Basic and Diluted	21,600,135	20,764,245	19,562,121

Earnings per share
Basic and Diluted	$0.187	$0.145	$0.078

The following table presents our summary consolidated balance sheet data as of December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$7,832,552	$7,918,675
Total Current Assets	$14,508,871	$12,561,357
Total Assets	$17,737,552	$14,046,124
Total Liabilities	$2,399,025	$2,660,758
Total Shareholders’ Equity	$15,338,527	$11,385,366
Total Liabilities and Shareholders’ Equity	$17,737,552	$14,046,124

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We have significantly grown and expanded our business recently. For the fiscal years ended December 31, 2019, 2018 and 2017, our revenues were $14,882,763, $12,865,870 and $9,816,312, respectively, and our net income were $4,000,499, $3,001,489 and $1,494,928, respectively. As of the date of this Annual Report, we maintain 3 subsidiaries and 2 branches, of which are located in China (Beijing and Shanghai) to serve different customers in various geographic locations. On March 26, 2020, the board of Horgos Zhongchao Medical, one of the wholly-owned subsidiaries of the Company, approved its dissolution and intends to apply to the registration authority for cancellation registration. It is now in the liquidation announcement period, which will end on May 10, 2020. The number of our total employees grew from 57 in fiscal 2017 to 58 in fiscal 2018 and further to 91 in fiscal 2019. As of the date of this Annual Report, we have 91 full-time employees. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

●	recruiting, training, developing and retaining sufficient IT talents and management personnel;

●	creating and capitalizing upon economies of scale;

●	managing a larger number of customers in a greater number locations;

●	maintaining effective oversight of personnel and offices;

●	coordinating work among offices and project teams and maintaining high resource utilization rates;

●	integrating new management personnel and expanded operations while preserving our culture and core values;

●	developing and improving our internal administrative infrastructure, particularly our financial, operational, human resources, communications and other internal systems, procedures and controls; and

●	adhering to and further improving our high quality and process execution standards and maintaining high levels of client satisfaction.

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially and adversely affect our business and prospects.

We depend on the healthcare industry for a significant portion of our revenues.

Our revenues could seriously decrease if there were adverse developments in the healthcare industry. Our near-term and long-term prospects depend upon selling our services to the healthcare industry. In 2019, 27.6% of our revenues were derived from services provided to pharmaceutical enterprises. Accordingly, our success is highly dependent on the sales and marketing expenditures of pharmaceutical enterprises and our ability to attract these expenditures. Some of the adverse developments in the healthcare industry that could affect our revenues would be:

-	a reduction in sales and marketing expenditures of pharmaceutical enterprises;

-	public or private market initiatives or reforms designed to regulate the manner in which pharmaceutical enterprises promote their products;

-	regulatory or legislative developments that discourage or prohibit pharmaceutical enterprises’ promotional activities;

-	a decrease in the number of new drugs being developed; or

-	the adoption of current legislative and regulatory proposals to control drug costs for patients.

We face intense competition from onshore and offshore healthcare information, education, and training services companies, and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

The market for healthcare information, education, and training services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to client needs. Therefore, we cannot assure you that we will be able to retain our customers while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could harm our business, financial condition and results of operations.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and non-disclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system.

We may be unable to maintain our existing relationships with our content providers or to build new relationships with other content providers.

Our success depends significantly on our ability to maintain our existing relationships with the third parties who provide healthcare information, education, and training content for our library and courses and our ability to build new relationships with other content partners. Most of our agreements with content providers are on a case-by-case basis. We generate our resource library of content providers, most of whom are healthcare experts working in leading Chinese hospital or well-known universities. Every time we have a need for content production, we will search in our resource library and reach out to the relevant experts for content production. Upon the completion of the content production, we will send over a standard form of service order to the experts evidencing such completion and ask for their best ways for the service payment. Our content partners usually receive their service payment within one week days after we receive the signed copies of the service orders. If a significant number of our content providers refuse to cooperate with us, it could result in a reduction in the number of courses we are able to produce and decreased revenues. Most of our agreements with our content partners are also non-exclusive, and our competitors offer, or could offer, healthcare information, education, and training content that is similar to or the same as ours. If our current content partners offer information to users or our competitors on more favorable terms than those offered to us or increase our service fees, our competitive position and our profit margins and prospects could be harmed. In addition, the failure by our content partners to deliver high-quality content and to continuously upgrade their content in response to user demand and evolving healthcare advances and trends could result in user dissatisfaction and inhibit our ability to attract users.

If we fail to provide high-quality and reliable content in a cost-effective manner, we may not be able to attract and retain users to remain competitive.

Our success depends on our ability to maintain and grow user engagement on our platform. To attract and retain users and compete against our competitors, we must continue to offer high-quality and reliable content to provide our users with a superior healthcare information, education, and training service experience. To this end, we must continue to produce original content and source new professional and user-generated content in a cost effective manner. Given that we operate in a rapidly evolving industry, we need to anticipate industry changes and respond to such changes timely and effectively. If we fail to continue to offer high-quality and reliable content to our users, we may suffer from reduced user traffic and engagement, and our business, financial condition and results of operations may be materially and adversely affected.

In addition to content generated by our users and content partners, we rely on our in-house team to create original content and to edit, manage, and supervise the original content origination and production process, and we intend to continue to invest resources in content production. We face competition for qualified personnel in a limited pool of high-quality creative talent. If we are not able to compete effectively for talents or attract and retain top talents at reasonable costs, our original content production capabilities would be negatively impacted. Any deterioration in our in-house content production capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect our business and operating results.

We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm our business.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2019, three customers accounted for approximately 25.5%, 15.1% and 14.1% of the total revenue, respectively. For the year ended December 31, 2018, two customers accounted for approximately 37.7% and 10.9% of the total revenue, respectively. For the year ended December 31, 2017, one customer accounted for approximately 55.1% the total revenue. Our ability to maintain close relationships with these and other major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially when we are not our customers’ exclusive healthcare information, education, and training services provider and we do not have long-term commitments from any of our customers to purchase our services. A major client in one year may not provide the same level of revenues for us in any subsequent year. The healthcare information, education, and training services we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of healthcare information, education, and training services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major customers could adversely affect our financial condition and results of operations.

We expect competition to increase significantly in the future which could reduce our revenues, potential profits and overall market share.

The market for traditional and online healthcare information, education, and training services is competitive. Barriers to entry on the Internet are relatively low, and we expect competition to increase significantly in the future. We face competitive pressures from certain actual and potential competitors, both online and onsite, many of which have longer operating histories, greater brand name recognition, larger user bases and significantly greater financial, technical and marketing resources than we do. We cannot assure you that healthcare information, education, and training education services maintained by our existing and potential competitors will not be perceived by the healthcare community as being superior to ours.

We may be unable to adequately develop our systems, processes and support in a manner that will enable us to meet the demand for our services.

We have initiated our online operations in the recent 8 years and are developing our ability to provide our courses and education systems on a transactional basis over the Internet. Our future success will depend on our ability to develop the infrastructure effectively, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for our services. In the event we are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

We may lose business if we are unable to keep up with rapid technological or other changes.

If we are unable to keep up with changing technology and other factors related to our market, we may be unable to attract and retain users and advertisers, which would reduce our revenues. The markets in which we compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new service and product announcements and changing consumer demands. Our future success will depend on our ability to adapt to these changes and to continuously improve the performance, features and reliability of our service in response to competitive services and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure, which might impact our ability to become or remain profitable.

If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for work performed. As of December 31, 2019, 2018, and 2017, our accounts receivable balance amounted to approximately $5,078,419, $1,993,237 and $1,301,810, respectively. As of December 31, 2019, 2018, and 2017, we had no doubtful allowance on accounts receivable. Since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

The growth and success of our business depends on our ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries we focus on.

The market for our services is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future growth and success depend significantly on our ability to anticipate developments in healthcare information, education, and training services, and develop and offer new product and service lines to meet our customers’ and end-users’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our customers to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing healthcare information, education, and training services market or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations could be materially and adversely affected.

If we do not succeed in attracting new customers for our services or growing revenues from existing customers, we may not achieve our revenue growth goals.

We plan to significantly expand the number of customers we serve to diversify our client base and grow our revenues. Revenues from a new client often rise quickly over the first several years following our initial engagement as we expand the services that we provide to that client. Therefore, obtaining new customers is important for us to achieve rapid revenue growth. We also plan to grow revenues from our existing customers by identifying and selling additional services to them. Our ability to attract new customers, as well as our ability to grow revenues from existing customers, depends on a number of factors, including our ability to offer high quality services at competitive prices, the strength of our competitors and the capabilities of our sales and marketing teams. If we are not able to continue to attract new customers or to grow revenues from our existing customers in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

As a result of our significant recent growth, evaluating our business and prospects may be difficult and our past results may not be indicative of our future performance.

Our future success depends on our ability to significantly increase revenue and maintain profitability from our operations. Our business has grown and evolved significantly in recent years. Our growth in recent years makes it difficult to evaluate our historical performance and make a period-to-period comparison of our historical operating results less meaningful. We may not be able to achieve a similar growth rate or maintain profitability in future periods. Therefore, you should not rely on our past results or our historic rate of growth as an indication of our future performance. You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. These risks and challenges include, among others:

●	the uncertainties associated with our ability to continue our growth and maintain profitability;

●	preserving our competitive position in the healthcare information, education, and training services industry in China;

●	offering consistent and high-quality services to retain and attract customers;

●	implementing our strategy and modifying it from time to time to respond effectively to competition and changes in client preferences;

●	managing our expanding operations and successfully expanding our solution and service offerings;

●	responding in a timely manner to technological or other changes in the healthcare information, education, and training services industry;

●	managing risks associated with intellectual property; and

●	recruiting, training, developing and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

Our profitability will suffer if we are not able to maintain our resource utilization levels or continue to improve our productivity levels.

Our gross margin and profitability are significantly impacted by our utilization of human resources as well as other resources, such as computers, IT infrastructure and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth, which has resulted in a significant increase in our headcount and fixed overhead costs. We may face difficulties maintaining high levels of utilization, especially for our newly established businesses and resources. The framework agreements with some of our customers typically do not impose a minimum or maximum purchase amount and allow our customers to place service orders from time to time at their discretion. Customers demand is varied and it may fall to zero or surge to a level that we cannot cost-effectively satisfy. Although we try to use all commercially reasonable efforts to accurately estimate service orders and resource requirements from our customers, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of our human capital and adversely effects on our utilization ability. Our ability to continually increase our productivity levels depends significantly on our ability to recruit, train, develop and retain high-performing professionals, staff projects appropriately and optimize our mix of services and delivery methods. If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated professionals or facilities, we may not be able to efficiently reallocate these professionals and facilities to other customers and projects to keep their high utilization and productivity levels. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

Increases in wages for professionals in China could prevent us from sustaining our competitive advantage and could reduce our profit margins.

Part of our most significant costs are the salaries and other compensation expenses for our medical professionals and other employees. Wage costs for professionals in China are lower than those in more developed countries and India. However, because of rapid economic growth, increased productivity levels, and increased competition for skilled employees and consultants in China, wages for highly skilled employees in China, in particular middle- and senior-level managers, are increasing at a faster rate than in the past. We may need to increase the levels of employee and consultant compensation more rapidly than in the past to remain competitive in retaining the quality and attracting number of employees that our business requires. Increases in the wages and other compensation we pay our employees and consultants in China could reduce our competitive advantage unless we are able to increase the efficiency and productivity of our professionals as well as the prices we can charge for our services. In addition, any appreciation in the value of the Renminbi relative to U.S. dollar and other foreign currencies will cause an increase in the relative wage levels in China, which could further reduce our competitive advantage and adversely impact our profit margin.

We must continue to upgrade our technology infrastructure, or we will be unable to effectively meet demand for our services.

We must continue to add hardware and enhance software to accommodate the increasing content in our library and increasing use of our websites, mobile apps, and Wechat accounts. In order to make timely decisions about hardware and software enhancements, we must be able to accurately forecast the growth in demand for our services. This growth in demand for our services could be difficult to forecast and the potential audience of our services is large. If we are unable to increase the data storage and processing capacity of our systems at least as fast as the growth in demand, our systems may become unstable and may fail to operate for unknown periods of time. Unscheduled downtime could harm our business and also could discourage current and potential end users and reduce future revenues.

Our data and web server systems may stop working or work improperly due to natural disasters, failure of third-party services and other unexpected problems.

An unexpected event like a power or telecommunications outage, fire, flood or earthquake at our on-site data facility or at our Internet service providers’ facilities could cause the loss of critical data and prevent us from offering our services. Currently we don’t have any business interruption insurance to compensate us for losses that may occur. In addition, we rely on third parties to securely store our archived data, house our Web server and network systems and connect us to the Internet. The failure by any of these third parties to provide these services satisfactorily and our inability to find suitable replacements would impair our ability to access archives and operate our systems.

Our computer networks may be vulnerable to security risks that could disrupt our services and adversely affect our results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter our customers from using our platforms or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information. It is possible that, despite existing safeguards, an employee could misappropriate our customers’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could have a material adverse effect on our business.

We may lose users and lose revenues if our cyber security measures fail.

If the security measures that we use to protect personal information are ineffective, we may lose users of our services, which could reduce our revenues. We rely on security and authentication technology licensed from third parties. We cannot predict whether these security measures could be circumvented by new technological developments. In addition, our software, databases and servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to spend significant resources to protect against security breaches or to alleviate problems caused by any breaches. We cannot assure you that we can prevent all cyber security breaches.

We depend significantly on the strength of our brand and reputation. Any failure to maintain and enhance, or any damage to, our brand image or reputation could materially and adversely affect our business, results of operations, financial condition and prospects.

Our reputation and brand recognition, which depend on cultivating awareness, trust and confidence among our current or potential users, is critical to the success of our business. We believe a well-recognized brand is crucial to increasing our user base and, in turn, facilitating our effort to monetize our services and enhancing our attractiveness to our users and service providers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits and other claims in the ordinary course of our business, perceptions of conflicts of interest and rumors, including complaints made by our competitors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed.

In addition, any perception that the quality of our healthcare information, education, and training services may not be the same as or better than that of other healthcare information, education, and training service platforms can damage our reputation. Any negative media publicity about any of the services available on our platform or product or service quality problems at other healthcare training service platforms, including at our competitors, may also negatively impact our reputation and brand. Negative perceptions of healthcare information, education, and training solutions and services, or the industry in general, may reduce the number of users coming to our platform and the number of transactions conducted through our platform, which would adversely impact our revenues and liquidity position.

We may not be able to prevent others from unauthorized use of our intellectual property, which could cause a loss of customers, reduce our revenues and harm our competitive position.

We rely on a combination of copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. To protect our trade secrets and other proprietary information, employees, customers, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Unauthorized copying, other misappropriation, or negligent or accidental leakage of our proprietary technologies could enable third parties to benefit from our technologies without obtaining our consent or paying us for doing so, which could harm our business and competitive position. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. We may be subject to risk related to potential infringement claims of the copyrights, as the copyrights of our some medical education courses developed by us belong to our customers or share with our customers based on agreements. For example, pursuant to the Copyright Law of the PRC, providing the public with works by wired or wireless means, so as to make the public able to respectively obtain the works at the individually selected time and place, without permission from the owner of the copyrights therein shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc. We may be subject to litigation involving claims of violation of other intellectual property rights of third parties. We may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. We are subject to additional risks as a result of our hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation, or could require us to indemnify our customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and have a material adverse effect on our business, results of operations or financial condition.

Disruptions in telecommunications or significant failure in our IT systems could harm our service model, which could result in a reduction of our revenue.

A significant element of our business strategy is to continue to leverage and expand our branches strategically located in China. We believe that the use of a strategically located network of branches will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, and the ability to serve customers on a regional and global basis. Part of our service model is to maintain active voice and data communications, financial control, accounting, customer service and other data processing systems between our main offices in Shanghai, our customers’ locations, and our other branches and support facilities. Our business activities may be materially disrupted in the event of a partial or complete failure of any of these IT or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond our control. Loss of all or part of the systems for a period of time could hinder our performance or our ability to complete client projects on time which, in turn, could lead to a reduction of our revenue or otherwise have a material adverse effect on our business and business reputation. We may also be liable to our customers for breach of contract for interruptions in service.

We may be liable to third parties for content that is available from our online library.

We may be liable to third parties for the content in our online library if the text, graphics, software or other content in our library violates copyright, trademark, or other intellectual property rights, our content partners violate their contractual obligations to others by providing content to our library or the content does not conform to accepted standards of care in the healthcare profession. We may also be liable for anything that is accessible from our Website through links to other Websites. We attempt to minimize these types of liabilities by requiring representations and warranties relating to our content partners’ ownership of, the rights to distribute as well as the accuracy of their content. We also take necessary measures to review this content ourselves. Although our agreements with our content partners contain provisions providing for indemnification by the content providers in the event of inaccurate content, we cannot assure you that our content partners will have the financial resources to meet this obligation. Alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs and diverting management’s attention away from our business. See “Business -- Intellectual Property Rights” for a more complete discussion of the potential effects of this liability on our business.

Any reduction in the regulation of continuing education and training in the healthcare industry may adversely affect our business.

Our business model is dependent in part on required training and continuing education for healthcare professionals and other healthcare workers resulting from regulations of Chinese Health Department. Any change in these regulations which reduce the demands for continuing education and training for the healthcare industry could harm our business.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations and the proceeds from our initial public offering should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of technology services outsourcing companies;

●	conditions of the U.S. and other capital markets in which we may seek to raise funds;

●	our future results of operations and financial condition;

●	PRC government regulation of foreign investment in China;

●	economic, political and other conditions in China; and

●	PRC government policies relating to the borrowing and remittance outside China of foreign currency.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.

The impact of the continued outbreak of COVID-19 on the Company’s business operations is currently uncertain.

The Company’s business operations could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first reported in the City of Wuhan, Hubei, China. The Company’s offices are located in Shanghai and Beijing, China, where any outbreak of contagious diseases and other adverse public health developments could be adverse on the Company’s business operations.

The ongoing outbreak of the COVID-19 was first reported on December 31, 2019 in City of Wuhan, Hubei, China and was recognized as a pandemic by the World Health Organization (WHO) on March 11, 2020. In late January 2020, the local governments of Beijing and Shanghai released a stop order on all activities that involved public gatherings. In response to the COVID-19 outbreak, the Company advised all employees to work from home from mid-January to early April 2020, as such the Company was able to continue servicing its customers with minimum interruption. Although we were unable to adhere to original delivery timeliness of certain projects due to the strict movement restrictions imposed by the government, we have managed to convert certain onsite training and education programs to online programs and timely deliver the updated training information to our customers and users. In addition, all of our employees are well equipped and prepared for the remote work situations even before the outbreak. Zhongchao generates a vast majority of its revenues from medical and education training courses delivered through online portals.

In the wake of the COVID-19 sweeping across the world, the Company has also been closely monitoring the fluid and rapidly evolving situation. Since mid-January, the Company, through its MDMOOC platform (www.MDMOOC.org), has successfully developed and launched coronavirus curriculum (the “Curriculum”) with over 60 courses covering a wide range of medical specialties. The Curriculum includes 1) free online courses developed independently by the Company and 2) customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations (the “Partners and Sponsors”). The curriculum has been successively distributed through the Company’s web portals, mobile APP, WeChat subscription accounts, as well as social media channels, providing much-needed help to the medical workers who are at the forefront of the fight against the coronavirus.

As it continues to spread globally, the impact of COVID-19 on the economy environment, market condition, the financial position of our customers as well as Company’s operations, business and financial results is currently uncertain and could be adverse.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our Class A Ordinary Shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of our business is effectively denominated in RMB, while the Class A Ordinary Shares will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the U.S. dollar-RMB exchange rate relatively stable.

As we may rely on dividends paid to us by our PRC subsidiaries and branches, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Class A Ordinary Shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Share or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, euro and other foreign currencies are affected by, among other things, changes in China political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in the U.S. dollar terms. For example, to the extent that we need to convert U.S. dollar we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollar for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Since July 2005, the RMB is no longer pegged to the U.S. dollar, although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

In connection with audits of our financial statements for the fiscal years ended December 31, 2019 and 2018, our management identified below material weaknesses in the design and operation of our internal controls because:

●	The Company lacked of the key monitoring mechanisms such as internal control department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures, also we did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and

●	The Company lacked of sufficient resources and expertise with US GAAP and the SEC reporting experiences in the accounting department to provide accurate information on a timely manner.

As defined under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In addition, in order to address the material weakness in internal control over financial reporting of the Company, we have: (a) hired an experienced outside consultant with adequate experience with US GAAP and the SEC reporting and compliance requirements. (b) continued our efforts to provide ongoing training courses in US GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and all important documents and contracts will be submitted to the office of its chief executive officer for retention.

All internal control systems, no matter how well designed, have inherent limitations including the possibility of human error and the circumvention or overriding of controls. Further, because of changes in conditions, the effectiveness of internal controls may vary over time. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our ordinary shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or suspend or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We currently cooperate with Apple’s app store and major PRC-based Android app stores to distribute our MDMOOC and Sunshine Health Forum mobile application to users. As such, the promotion, distribution and operation of our application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our application, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

Our activities may expose us to malpractice liability and other liability inherent in healthcare delivery.

We may be exposed to malpractice or other liability against which we may not be adequately insured, resulting in a decline in our financial results. A court or government agency may take the position that our delivery of health information directly, including through licensed physicians, or information delivered by a third-party site that a consumer accesses through our Website, exposes us to malpractice or other personal injury liability for wrongful delivery of healthcare services or erroneous health information. The amount of insurance we maintain with insurance carriers may not be sufficient to cover all of the losses we might incur from these claims and legal actions. In addition, insurance for some risks is difficult, impossible or too costly to obtain, and as a result, we may not be able to purchase insurance for some types of risks.

Healthcare reforms and the cost of regulatory compliance could negatively affect our business.

The healthcare industry is heavily regulated in China. Various laws, regulations and guidelines promulgated by government, industry and professional associations affect, among other matters, the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products, including pharmaceutical products. Our failure or our customers’ failure to comply with any applicable regulatory requirements or industry guidelines could:

-	limit or prohibit business activities;

-	subject us or our customers to adverse publicity; or

-	increase the costs of regulatory compliance or subject us or our customers to monetary fines or other penalties.

Some of PRC laws have been applied to the marketing and promotional practices of pharmaceutical manufacturers, to payments to physicians for services and to other benefits to physicians, and could constrain our relationships, including financial, marketing and continuing medical education relationships, with our sponsors and advertisers and with physicians, including any physicians who perform services for us. It is possible that additional or changed laws, regulations or guidelines could be adopted in the future.

In addition, implementation of government healthcare reform may adversely affect promotional and marketing expenditures by pharmaceutical enterprises, which could decrease the business opportunities available to us.

The Internet is subject to many legal uncertainties and potential government regulations that may decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our financial results or prospects.

Any new law or regulation pertaining to the Internet or online publication, or the application or interpretation of existing laws, could decrease demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our financial results and prospects.

New laws and regulations or the application or interpretation of existing laws and regulations pertaining to the Internet or online publication may be adopted by PRC regulatory authorities in the future that address Internet-related issues, including online content, user privacy, pricing and quality of products and services. For example, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our online services, the courseware or audio-visual contents uploaded by the users in MDMOOC platforms, through our website or mobile apps, may be regarded as “online publishing service” and therefore we may be required to obtain an Online Publishing License in the future.

The United States or foreign nations may adopt legislation aimed at protecting Internet users’ privacy. This legislation could increase our cost of doing business and negatively affect our financial results. Moreover, it may take years to determine the extent to which existing laws governing issues like property ownership, libel, negligence and personal privacy are applicable to the Internet. Currently, U.S. privacy law consists of disparate state and federal statutes regulating specific industries that collect personal data. Most of them predate and therefore do not specifically address online activities. In addition, a number of comprehensive legislative and regulatory privacy proposals are now under consideration by federal, state and local governments in the United States.

Our future growth depends on the further acceptance of the Internet and particularly the mobile Internet as an effective platform for assessing healthcare training services and content.

While the Internet and the mobile Internet have gained increased popularity in China as platforms for online healthcare training and information sharing in recent years, many users have limited experience in accessing healthcare training services or healthcare information online. For example, users may not consider online content to be reliable sources of healthcare information. If we fail to educate users about the value of our content, our platform and our services, our growth may be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and the mobile internet as an effective and efficient platform for healthcare information sharing and training content is also affected by factors beyond our control, including negative publicity around online healthcare training or information sharing services and potential restrictive regulatory measures taken by the PRC government. If online and mobile networks do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

PRC laws that protect individual information may limit our plans to collect, use and disclose that information.

If we fail to comply with current or future laws or regulations governing the collection, dissemination, use and confidentiality of users’ health information, this failure could have a material adverse effect on our business, operating results and financial condition.

End users sometimes enter private health information about themselves or their family members when using our services. Also, our systems record use patterns when End users access our databases that may reveal health-related information or other private information about the users. Certain PRC laws and regulations govern collection, dissemination, use and confidentiality of users’ private information. For example, General Provisions of the Civil Law of the PRC which stipulates that the personal information of a natural person shall be protected by laws, any organization or individual that needs to obtain the personal information of others shall obtain such information pursuant to the law and ensure information security, and may neither illegally collect, use, transmit the personal information of others, nor illegally trade, provide or disclose the personal information of others.

The PRC government has been considering proposed legislation that would establish a new standard for protection and use of health information. In addition, the laws of other countries also govern the use of and disclosure of health information. Our systems for safeguarding users’ health information from unauthorized disclosure or use may not preclude successful claims against us for violation of applicable law. Other third-party sites that users access through our site also may not maintain systems to safeguard this health information. In some cases, we may place our content on computers that are under the physical control of others, which may increase the risk of an inappropriate disclosure of health information. For example, we may contract out the hosting of our Website to a third party. In addition, future laws or changes in current laws may necessitate costly adaptations to our systems.

We intend to develop medical information systems and market research services that we will use to collect, analyze and report aggregate medical care, medical research, outcomes and financial data pertaining to items such as prescribing patterns and usage habits. Because this area of the law is rapidly changing, our collection, analysis and reporting of aggregate healthcare data maintained in our database may not at all times and in all respects comply with laws or regulations governing the ownership, collection and use of this data. Future laws or changes in current laws governing the ownership, collection and use of aggregate healthcare data may necessitate costly adaptations to our systems or limit our ability to use this data.

RISKS RELATED TO OUR CORPORATE STRUCTURE

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. The payment of dividends by entities organized in China is subject to limitations as described herein. Under Cayman Islands law, we may only pay dividends from profits of the Company, or credits standing in the Company’s share premium account, and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our Company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns 25% or more of the equity of the foreign investment entity is subject to a withholding tax of 5%. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The transfer to this reserve must be made before distribution of any dividend to shareholders.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our CEO, directors and their affiliates.

Our Class B Ordinary Share has 15 votes per share, and our Class A Ordinary Share has 1 vote per share. The shareholder who holds shares of Class B Ordinary Shares holds approximately 80.94% of the voting power of our outstanding ordinary shares, assuming the exercise of the HF Warrant. Because of the fifteen-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our ordinary share and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent more than 6.25% of all outstanding shares of our Class A and Class B Ordinary Shares, assuming the exercise of the HF Warrant. This concentrated control will limit your ability to influence corporate matters for the foreseeable future.

Future transfers by the holder of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term. If, for example, Mr. Weiguang Yang retains a significant portion of his holdings of Class B Ordinary Share for an extended period of time, he could, in the future, continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares.

Our CEO has control over key decision making as a result of his control of a majority of our voting shares.

Our Founder, CEO, and our Chairman of the Board, Mr. Weiguang Yang, and his affiliates which he deemed to have control and/or have substantial influence is able to exercise full voting rights with respect to an aggregate of 5,497,715 Class B Ordinary Shares and 4,203,385 Class A Ordinary Shares, representing a majority of the voting power of our outstanding ordinary shares. As a result, Mr. Yang has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Yang has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Yang controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Yang owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Yang is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our outstanding Class A Ordinary Shares. Under the Rule 4350(c) of the NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

We depend upon the VIE Arrangements in conducting our business in China, which may not be as effective as direct ownership.

Our affiliation with Zhongchao Shanghai is managed through the VIE Arrangements, which agreements may not be as effective in providing us with control over Zhongchao Shanghai as direct ownership. The VIE Arrangements are governed by and would be interpreted in accordance with the laws of the People’s Republic of China, or the PRC. If Zhongchao Shanghai fails to perform the obligations under the VIE Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Arrangements, or could affect the validity of the VIE Arrangements.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

All of our business is conducted through Zhongchao Shanghai, which is considered a VIE for accounting purposes, and we, through Zhongchao WFOE, are considered the primary beneficiary, thus enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Because we rely on the VIE Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and all of our business operations are conducted through the VIE Arrangements. Zhongchao Shanghai may terminate the VIE Arrangements for any or no reason at all. Because neither we, nor our subsidiaries, own equity interests of Zhongchao Shanghai, the termination of the VIE Arrangements would sever our ability to receive payments from Zhongchao Shanghai under our current holding company structure. While we are currently not aware of any event or reason that may cause the VIE Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the VIE Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

VIE Arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE Arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We conduct our business through Zhongchao Shanghai by means of VIE Arrangements. If the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the VIE Arrangements between Zhongchao WFOE and Zhongchao Shanghai. We have been advised by our PRC counsel, Zong Heng Law Firm,   based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and VIE Arrangements with Zhongchao Shanghai, Zhongchao Shanghai and their shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the VIE Arrangements among Zhongchao WFOE and Zhongchao Shanghai and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the VIE Arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

If any of our PRC entities or their ownership structure or the VIE Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing conditions or requirements with which the PRC entities may not be able to comply;

●	requiring us and our PRC entities to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China; or

●	imposing fines.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE to breach, or refuse to renew, the existing VIE Arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through VIE Arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for VIE Arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through VIE Arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated VIE through VIE Arrangements are deemed as foreign investment in the future, and any business of our consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the VIE Arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such VIE Arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing VIE Arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through our VIE Arrangements. As part of these arrangements, substantially all of our assets that are significant to the operation of our business are held by our affiliated entities. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ordinary shares.

If we fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to our industry, we may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.

The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. Companies in China engaging in systems integration are required to obtain qualification certificates from the Ministry of Industry and Information Technology. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. Currently the Company does not engage in information system integration business, therefore the Company is not required to have such qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In 2003, the Ministry of Industry and Information Technology promulgated the Amended Appraisal Condition for Qualification Grade of Systems Integration of Computer Information to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake. Companies with Grade 3 qualification can independently undertake projects at the medium-scale and small-scale enterprise level and undertake projects at the large-scale enterprise level in cooperation with other entities. If and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of our business and our competitive position.

The majority of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 40 years, growth has been uneven, both geographically and among various sectors of the economy. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our outsourcing services. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has been building a comprehensive system of laws and regulations governing economic matters in general. The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct our business primarily through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.

On December 20, 2007, the State Administration of Press, Publication, Radio, Film and Television (“SAPPRFT”) and the Ministry of Industry and Information Technology (“MIIT”), jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, which became effective on January 31, 2008 and was last amended on August 28, 2015. Among other things, the Audio-Visual Program Provisions stipulated that no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or its local bureaus or completing the relevant registration procedures with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. On March 17, 2010, SAPPRFT promulgated the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, clarifying the scope of internet audio-visual programs services, which was amended on March 10, 2017. The making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online is covered in the Categories. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

We offer short audio clips and the live course on our mobile apps or website for users to listen and learn, which can be repeatedly played by the users. We believe the audio clips we offer and the live courses we transmit distinguish us from general providers of internet audio-visual program services. However, we cannot assure you that the competent PRC government authorities will not take a view contrary to our opinion.

The Categories describe “internet audio-visual program services” in a very broad, vague manner and are unclear as to whether the contents we offer or are available on our platforms fall into the definition of “internet audio-visual programs.” The PRC government may find that our activities mentioned above or any other content offered on our mobile apps or website fall within the definition of “internet audio-visual programs” and thus are subject to the licensing requirement for internet audio-visual programs. We currently do not hold a License for Online Transmission of Audio-Visual Programs. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant content.

We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.

The principal regulations governing private education in China primarily consist of the PRC Education Law, the Law for Promoting Private Education, or Private Education Law, the Implementation Rules for Private Education Law and the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules, as amended from time to time. These PRC laws and regulations on private education generally apply to the establishment and operation of all private schools, including schools and other education institutions, and provide that, among others, (i) the establishment of a for-profit private school shall be approved by the education authorities or the authorities in charge of labor and social welfare, (ii) such for-profit private schools should be registered with the competent branch of the State Administration for Industry and Commerce (“SAIC”, currently known as the State Administration for Market Regulation), and (iii) a duly approved private school will be granted a private school operating permit. The Implementation Rules further provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. Shanghai, has accordingly promulgated specific local regulations to clarify the requirements and procedures for establishing and operating private schools in December 2017, however, it expressly provided that management measures and regulations applicable to private training institutions that only provide online courses would be promulgated separately. As of the date of this Annual Report, no explicit local rules or guideline on regulation of online private training institutions have been promulgated in Shanghai, where our operating entity of our online platform and our VIE, Zhongchao Shanghai, was incorporated.

We operate online platform that provides online training programs through the internet, and our PRC subsidiaries and our operating entity of our online platform are registered with local counterparts of the competent PRC government authorities as for-profit enterprises. As there lacks clear and consistent statutory interpretation regarding the implementation of the above laws and regulations, it is unclear how these regulatory requirements shall be applied to us. During our previous consultation with relevant governmental authorities, we were informed that we are not required to obtain a private school operating permit or other approval from education authorities or the authorities in charge of labor and social welfare for our operation of online education platform. However, we cannot assure you that the government authorities will not take a different view in the future. We may be required to obtain the above-mentioned, or any other approvals, licenses, permits or filings, or otherwise comply with additional regulatory requirements in the future, due to clarification or change in interpretation or implementation of laws and regulations in education industry, or promulgation of new regulations or guidelines regulating online education institutions.

In August 2018, the Ministry of Justice of the People’s Republic of China published the Draft Amendment for the Implementation Rules for Private Education Law, for public review and comments, which is still subject to discussion, potential revision and adoption by the State Council before it becomes effective. Accordingly, the Draft Amendment for the Implementation Rules for Private Education Law clarifies that the scope of “private school” includes private training education institutions engaging in non-degree education, which could potentially include us. According to the Draft Amendment for the Implementation Rules for Private Education Law, a for-profit private institution that provides online training education or an online platform that facilitates such training education services, which does not engage in (i) cultural education related to school curriculums or tutoring services for kindergarten, primary or second school examinations or entrance requirements for primary, secondary or high school, or (ii) education that leads to a degree, would require a filing with (but not approval by) education or human resources and social security authorities. If enacted into law in its current form, the Draft Amendment for the Implementation Rules for Private Education Law would represent a major change to the laws and regulations relating to private schools, including, among others, (i) the required composition of the board of directors of private schools, (ii) that related party transactions to which a private school is a party would be required to be conducted on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students and any director who is interested in any related party transactions of such private school should abstain from voting to approve any such transactions, and (iii) that, for a for-profit private school, 25% of its net profit per annum should be reserved for its development. If the Draft Amendment for the Implementation Rules for Private Education Law is enacted in its current form, we may be required to change our corporate governance practices and our compliance costs could increase. The Draft Amendment for the Implementation Rules for Private Education Law also expressly provides that any investor controlled by a foreign entity is prohibited from establishing, participating in the establishment of, or exercising de facto control over compulsory education schools. As we do not provide compulsory education services, we believe such prohibition, even if enacted in its current form, would not apply to us.

If we fail to comply with any regulatory requirements, including obtaining any required licenses, approvals, permits or filings in a timely manner or at all, our continued business operations may be disrupted and we may be subject to various penalties or be unable to continue our operations, all of which will materially and adversely affect our business, financial condition and results of operations.

Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.

A number of PRC regulatory authorities oversee different aspects of our business operations, and we are required to obtain a wide range of licenses, approvals, permits, registrations and filings required for conducting our business in China, which we cannot assure you that we have obtained all of them or will continue to maintain or renew all of them.

We may be deemed as providing certain restricted services or conduct certain restricted activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to lack official interpretations on certain terms under internet related PRC regulations and laws. For example, certain content posted on our website or mobile apps, including our course materials, the courseware or audio-visual content uploaded by users in MDMOOC online platform, may be deemed as “internet cultural products,” and our use of those contents may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents. Also, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, the courseware or audio-visual contents uploaded by the users MDMOOC online platform may be regarded as “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our MDMOOC online platform which the relevant authorities may regard us as a live-streaming platform and may thus subject us to the requirement of making necessary filings as a live-streaming platform. We currently have not obtained any of the above licenses or have made any such filings. Under current PRC laws and regulations, an information service provider that reposts news for internet publication shall first obtain license from Cyberspace Administration of China (“CAC”) or its local counterpart. Certain learning materials we provide on our platform are partly from foreign media. Due to the ambiguity of the definition of “news” under the current PRC laws and regulations, we cannot assure you that our provision of such materials will not be deemed by the relevant PRC government authorities as reposting “news” without proper license, which will subject us to various penalties, including fines and suspension of such provision. Although we do not think we are subject to any of these licenses or filing requirements, and as of the date of this Annual Report, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations and filings, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings in the future. If we fail to do so, we may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition and results of operations.

In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

The majority of our operations conducted outside of the U.S. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside China on us, our subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698. At present, the PRC tax authorities will neither confirm nor deny that they would enforce Circular 698, in conjunction with other tax collection and tax withholding rules, to make claims against our PRC subsidiary as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the public offering of our shares.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.

In July 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiaries of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 28, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. To our knowledge, as the date hereof, all our current PRC resident beneficial owners who has more than 5% of our voting power, including our founder Weiguang Yang, have filed the foreign exchange registration in connection with their respective overseas shareholding in our company in accordance with the Circular 37. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as the interpretation and implementation of foreign exchange regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds from our public offering or any future offerings, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and controlled PRC affiliate, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or controlled PRC affiliate are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiary in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary through capital contributions. These capital contributions must be approved by the MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

In 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested enterprise of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 19 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the foreign-invested enterprise’s approved business scope.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from the initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC tax resident enterprises and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as resident enterprises clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities. Under the implementation rules to the Enterprise Income Tax Law, a de facto management body is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining de facto management bodies which are applicable to our company or our overseas subsidiaries. We do not believe that Zhongchao meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Zhongchao is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Zhongchao, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

In addition to the uncertainty in how the new resident enterprise classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the Enterprise Income Tax law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of our shares under the circumstances mentioned above, the value of your investment in our shares may be materially and adversely affected. These rates may be reduced by an applicable tax treaty, but it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. Any such tax may reduce the returns on your investment in our shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. These M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce (“MOC”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan will be subject to these regulations when our company becomes an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. Our failure in making contributions to various mandatory social security plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our current employment practices may be restricted under the PRC Labor Contract Law and our labor costs may increase as a result.

The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establish time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. Because the Labor Contract Law and its implementing rules have not been in effect very long and because there is lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how it will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, we have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event we decide to significantly change or decrease our workforce in the PRC, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected.

If the chops of our PRC company and branches are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

We are a holding company incorporated on April 16, 2019, under the laws of the Cayman Islands, or Zhongchao Cayman. We have no substantive operations other than holding all of the issued and outstanding shares of Zhongchao Group Inc., or Zhongchao BVI, established under the laws of the British Virgin Islands on April 23, 2019.

Zhongchao BVI is also a holding company holding all of the outstanding equity of Zhongchao Group Limited, or Zhongchao HK, which was established in Hong Kong on May 14, 2019. Zhongchao HK is also a holding company holding all of the outstanding equity of Beijing Zhongchao Zhongxing Technology Limited, or Zhongchao WFOE, which was established on May 29, 2019 under the laws of the PRC.

We conduct our business through our variable interest entity, or VIE, Zhongchao Medical Technology (Shanghai) Corp., or Zhongchao Shanghai, a PRC company, and through its wholly owned subsidiaries, including Shanghai Maidemu Cultural Communication Corp., or Shanghai Maidemu, and Shanghai Zhongxun Medical Technology Co., Ltd., or Shanghai Zhongxun, Horgos Zhongchao Zhongxing Medical Technology Co., Ltd., or Horgos Zhongchao Zhongxing, each a PRC company. We commenced our operations under the name Zhongchao Medical Consulting (Shanghai) Limited, or Shanghai Zhongchao Limited, a limited liability company established under the laws of the PRC, to provide medical online and offline training services. Zhongchao Shanghai was incorporated on August 17, 2012 by Juru Guo and Baorong Xue, who held 60% and 40% equity interests in Zhongchao Shanghai respectively. On May 25, 2015, the two shareholders transferred all equity interests to Weiguang Yang who held 100% equity interests in Zhongchao Shanghai after the transfer. On January 15, 2016, the name was changed to Zhongchao Medical Technology (Shanghai) Co., Ltd. On February 5, 2016, the management completed its registration with the State Administration for Industry and Commerce, or SAIC, to convert Shanghai Zhongchao Limited into a company limited by shares, or Zhongchao Shanghai. Through direct ownership, Zhongchao Shanghai has established subsidiaries and branch offices in various cities in PRC, including Beijing, Shanghai, and Horgos.

On June 27, 2016, Zhongchao Shanghai was listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ. At the time of listing, Weiguang Yang directly held 54.60% equity interests in Zhongchao Shanghai and Shanghai Xingzhong Investment Management LP. Ltd., a limited partnership incorporated under the PRC laws (“Shanghai Xingzhong”), directly held 17.90% equity interests in Zhongchao Shanghai. Shanghai Xingzhong was incorporated on September 22, 2015 by management of Zhongchao Shanghai as a platform for certain officers and employees holding founder shares. Pursuant to its partner agreement, Weiguan Yang is the general partner of Shanghai Xingzhong; and manages and operates Shanghai Xingzhong. He has the right, among others, to possess, manage, maintain and dispose the assets of Shanghai Xingzhong including its equity interest in Zhongchao Shanghai. As a result, Weiguang Yang controlled 72.50% equity interests in Zhongchao Shanghai upon listing on NEEQ.

To facilitate our initial public offering in the United States, Zhongchao Shanghai was delisted from NEEQ in February 2019. At the time of delisting, Weiguang Yang controlled 57.29% equity interests in Zhongchao Shanghai (43.41% of which was directly held and 13.88% of which was controlled through Shanghai Xingzhong). After the delisting, a minority shareholder of Zhongchao Shanghai transferred his shares to Mr. Yang. At the time of our restructure in August 2019, Mr. Yang controlled 58.78% equity interests in Zhongchao Shanghai (44.90% of which was directly held and 13.88% of which was controlled through Shanghai Xingzhong). To conclude, Zhongchao Shanghai has been under the control of Weiguan Yang since its initial listing on NEEQ in June 2016.

On June 24, 2019, Zhongchao Shanghai changed its name to Zhongchao Medical Technology (Shanghai) Limited. Zhongchao Shanghai engages in technology development, technology transfer, and technical services in the field of medical technology, technical consulting in the field of network technology, and medical information consulting.

On March 12, 2015, Zhongchao Shanghai established its wholly owned subsidiary, Shanghai Maidemu. Shanghai Maidemu engages in planning for cultural and artistic exchanges, designing, producing, acting for and publishing various kinds of advertisements, and medical consultation.

On May 27, 2017, Zhongchao Shanghai established its wholly owned subsidiary, Shanghai Zhongxun. Shanghai Zhongxun engages in technology development, transfer, service and consulting in the fields of medical technology and computer technology.

On September 12, 2017, Zhongchao Shanghai established its wholly owned subsidiary, Horgos Zhongchao Medical Technology Limited Company (“Horgos Zhongchao Medical”). Horgos Zhongchao Medical engages in technology development, transfer, service and consulting in the fields of medical technology and computer technology. On March 26, 2020, due to business adjustment, Horgos Zhongchao Medical started its dissolution and intends to apply to the registration authority for cancellation registration. It is now in the liquidation announcement period, which will end on May 10, 2020. Horgos Zhongchao Zhongxing will take over the business of Horgos Zhongchao Medical after it completes its dissolution registration.

On September 28, 2016, Shanghai Maidemu formed a joint venture with Ms. Hongxia Zhang and Ms. Shuhua Gao, contributing a 55% equity interest in Shanghai Huijing Information Technology Co., Ltd., or Shanghai Huijing, a PRC company. On January 21, 2019, Shanghai Huijing was 100% owned by Shanghai Maidemu. Shanghai Huijing engages in technology development, transfer, service and consulting in the fields of computer technology, graphic designing, website page designing, planning cultural and artistic exchanges.

On April 16, 2019, Zhongchao Cayman was incorporated in the Cayman Islands and issued 5,497,715 Class B Ordinary Shares at 0.0001 par value as founder shares to More Healthy Holding Limited, representing 80.94% of total voting power of the Company, on converted basis, given that each Class B Ordinary Share is entitled to 15 votes and each Class A Ordinary Share is entitled to 1 vote and assuming the exercise of the HF Warrant. More Healthy Holding Limited is a BVI company 100% owned by Weiguang Yang (“More Healthy”).

On July 29, 2019, Zhongchao Shanghai established its wholly owned subsidiary, Horgos Zhongchao Zhongxing. Horgos Zhongchao Zhongxing engages in technology development, transfer, service and consulting in the fields of medical technology and computer technology.

On August 14, 2019, Zhongchao Cayman completed a reorganization of entities under common control of Weiguang Yang, who owned a majority of the voting power of Zhongchao Cayman prior to the reorganization. Zhongchao Cayman, Zhongchao BVI, and Zhongchao HK were established as the holding companies of Zhongchao WFOE. Zhongchao WFOE is the primary beneficiary of Zhongchao Shanghai and its subsidiaries, and all of these entities included in Zhongchao Cayman are under common control which results in the consolidation of Zhongchao Shanghai and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

As part of the Company’s organization for the purpose of the initial public offering and listing on Nasdaq, on August 1, 2019, the Company and HF Capital Management Delta, Inc., a company incorporated under the laws of the Cayman Islands (“HF Capital”) entered into a certain warrant agreement to purchase Class A Ordinary Shares of the Company (the “HF Warrant”). At the issuance of the HF Warrant, Yantai Hanfujingfei Investment Centre (LP), a limited partnership incorporated under PRC laws (“Yantai HF”, whose managing partner, Hanfor Capital Management Co., Ltd., is the sole member of HF Capital, and together with “HF Capital” hereinafter collectively referred to as “HF”) was a 6.25 % shareholder of Zhongchao Shanghai (which represented 1,350,068 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two pre-existing shareholders) and planned to withdraw its capital contribution in Zhongchao Shanghai but to contribute the same amount of capital to Zhongchao Cayman directly via HF Capital. As HF Capital needs to complete necessary administrative registration required under Chinese regulations of outbound direct investments (ODI) to hold equity interest in Zhongchao Cayman, the HF Warrant entitles HF Capital to purchase 1,350,068 Class A Ordinary Shares, representing 6.25% economic beneficial interest, or 1.37% of the voting ownership interest of the Company as of December 31, 2019, or 5.42% economic beneficial interest, or 1.33% of the voting ownership interest of the Company as of the date of this Annual Report, from the Company, if the following conditions are met:

1)	All PRC governmental consent and approval required for HF Capital to exercise the warrant and payment of the capital contribution have been obtained, including without limitation, any approval or filing with respect to HF Capital’s investment into the Company, and payment by HF Capital of the capital contribution to the Company, and reasonable evidence thereof shall have been provided to the Company;

2)	HF Capital has fully paid the capital contribution to Zhongchao Cayman; and

3)	The Company released the paid-in capital of Yantai HF from Zhongchao Shanghai.

The HF Warrant was issued in connection with a framework agreement among Zhongchao Shanghai, Mr. Weigang Yang, and Yantai HF dated August 1, 2019 (the “Framework Agreement”), pursuant to which Zhongchao Shanghai has agreed to complete Yantai HF’s withdrawal of capital contribution in Zhongchao Shanghai no later than one month following the completion of HF Capital’s ODI and HF has agreed to invest the same amount of fund in U.S. dollars in Zhongchao Cayman upon the completion of its ODI registration. In addition, the parties have agreed to, once the ODI registration of HF Capital is completed, deposit Yantai HF’s capital contribution into a bank account mutually controlled by Zhongchao Shanghai and Yantai HF, to be used as HF Capital’s capital contribution in Zhongchao Cayman. The foregoing is a brief description of the material terms and conditions of the Framework Agreement, a copy of which is attached as Exhibit 10.18 to this Annual Report and incorporated herein by reference.

As of the date of this Annual Report, the registration of Yantai HF’s withdrawal of its capital contribution in Zhongchao Shanghai has been completed with local State Administration for Industry and Commerce. The paid-in capital of Yantai HF in an amount of RMB20 million (approximately US$2.9 million) is currently being held in the corporate bank account of Zhongchao Shanghai and is to be deposited in a designated bank account mutually controlled by Zhongchao Shanghai and Yantai HF after the completion of HF Capital’s ODI procedures and to be released as HF Capital’s capital contribution in Zhongchao Cayman as provided in the Framework Agreement. According to the Administrative Measures for the Outbound Investment by Enterprises promulgated by the NDRC on December 26, 2017 which became effective on March 1, 2018, the Administrative Measures on Outbound Investments promulgated by the MOFCOM on September 6, 2014 which became effective on October 6, 2014, and the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment promulgated by the SAFE on 13 February 2015 which became effective on June 1, 2015, the procedures of ODI include obtaining the Filing Notice of Outbound Direct Investment Projects issued by the competent branch of the NDRC, the Certificate of Outbound Direct Investment of Enterprises issued by the competent branch of the MOFCOM, and completing the foreign exchange registration of outbound direct investments. HF Capital is currently in the process of completing its ODI procedures. HF has further committed that in any event if it cannot complete its ODI procedures, HF shall make such capital contribution to Zhongchao Shanghai in an amount of RMB20 million (approximately US$2.9 million) or to Zhongchao Cayman in the same amount of fund in U.S. dollars, subject to certain condition.

The following charts summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries. For more details on our corporate history, please refer to “Our Corporate History and Structure”.

More Healthy Holding Limited (British Virgin Islands) Incorporated on April 4, 2019 (1)
Other Minority Shareholders (2)(3)
Public Shareholders
85.07%
11.68%
3.25%
Zhongchao Inc. (Cayman Islands) ("Zhongchao Cayman") Incorporated on April 16, 2019
100%
Zhongchao Group Inc. (British Virgin Islands) ("Zhongchao BVI") Incorporated on April 23, 2019
100%
Zhongchao Group Limited (Hong Kong) ("Zhongchao HK") Incorporated on May 14, 2019
Equity ownership
Contractual agreement
100%
Beijing Zhongchao Zhongxing Technology Limited (China) ("Zhongchao WFOE") Incorporated on May 29, 2019
Weiguang Yang (5)
Shanghai Haoxi Investment Management LP, Ltd. (China) Incorporated on October 19, 2015 (4)
Yantai Hanfujingfei Investment Centre (LP) (China) Incorporated on July 4, 2016 (6)
Ningbo Meishang Bonded Port Area Mijia Equity Investment LP, Ltd. (China) Incorporated on October 10, 2017 (8)
Shanghai Xingzhong Investment Management LP. Ltd. (China) Incorporated on September 22, 2015 (7)
Other Minority Shareholders
12.68%
44.90%
6.25%
13.88%
6.25%
16.04%
Zhongchao Medical Technology (Shanghai) Corp. (China) ("Zhongchao Shanghai") Incorporated on August 17, 2012
100%
100%
100%
100%
51%
Shanghai Maidemu Cultural Communication Corp. (China) ("Shanghai Maidemu") Incorporated on March 12, 2015
Shanghai Zhongxun Medical Technology Co., Ltd. (China) ("Shanghai Zhongxun") Incorporated on May 27, 2017
Horgos Zhongchao Medical Technology Co., Ltd. (China) ("Horgos Zhongchao Medical") Incorporated on September 12, 2017
Horgos Zhongchao Zhongxing Medical Technology Co., Ltd. (China) ("Horgos Zhongchao Zhongxing ") Incorporated on July 29, 2019
Shanghai Jingyi Medical Technology Co., Ltd. (China) ("Shanghai Jingyi") Incorporated on October 10, 2018
100%
Shanghai Huijing Information Technology Co., Ltd. (China) ("Shanghai Huijing") Incorporated on September 28, 2016

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each one of the shareholder of the Company given that each Class B Ordinary Share will be entitled to 15 votes as compared to Class A Ordinary Share, each one of which will be entitled to 1 vote.

(1)	Represents (i) 5,497,715 Class B Ordinary Shares held by Mr. Weiguang Yang (“Yang”), the 100% owner of More Healthy Holding Limited (“More Healthy”), (ii) 1,047,606 Class A Ordinary Shares held by Running Puma Holdings Limited., a British Virgin Islands company (“Running Puma”), which is 100% owned by More Healthy; (iii) 1,036,806 Class A Ordinary Shares held by Unique Value Holdings Limited., a British Virgin Islands company (“Unique Value”) which is 100% owned by More Healthy ; and (iv) 2,118,973 Class A Ordinary Shares held by Enchanted Butterfly Holdings Limited., a British Virgin Islands company (“Enchanted Butterfly”) which is 100% owned by More Healthy as of the date of this Annual Report. More Healthy controls Running Puma, Unique Value and Enchanted Butterfly and is 100% owned by Yang; accordingly, Yang is deemed to control More Healthy as well as Running Puma, Unique Value and Enchanted Butterfly.

(2)	Represents an aggregate of 11,899,035 Class A Ordinary Shares including 10,548,967 Class A Ordinary Shares held by 9 shareholders of Company, each one of which holds less than 5% voting ownership interests of the Company, as of the date of this Annual Report and 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant. See footnote 3 below.
(3)

In order to directly hold equity interest in the Company, HF Capital Management Delta, Inc. (“HF Capital”) has to complete certain registration and obtain approval with local governmental authority in PRC. As a part of reorganization and due to the aforementioned factor, HF Capital was granted a warrant to purchase 1,350,068 Class A Ordinary Shares of the Company at a price $0.0001 per share or such other amount agreed by the Company and HF Capital at a grant price of RMB 20,000,000 (approximately USD$2.9 million) conditioned upon (i) HF Capital completes necessary registration and obtains approval with local governmental authority in PRC for its direct investment in the Company and (ii) Zhongchao Shanghai shall have paid HF Capital RMB 20,000,000 as returned capital contribution in Zhongchao Shanghai. The above chart assumes that HF Capital has not exercised such warrant.

(4)	Represents RMB 2.74 million (approximately USD$0.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.
(5)	Represents RMB 9.70 million (approximately USD$1.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.
(6)	Represents RMB 1.35 million (approximately USD$0.2 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.
(7)	Represents RMB 3.00 million (approximately USD$0.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report. Shanghai Xingzhong Investment Management LP. Ltd., a limited partnership incorporated under the PRC laws (“Shanghai Xingzhong”), the general partner of which is Weiguang Yang. As the general partner of Shanghai Xingzhong, Weiguang Yang exercises the voting rights with respect to the shares held by Shanghai Xingzhong.
(8)	Represents RMB 1.35 million (approximately USD$0.2 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Principle Shareholders.”

Name	Background	Ownership
Zhongchao BVI	● A BVI company ● Incorporated on April 23, 2019 ● A holding company	100% owned by Zhongchao Cayman
Zhongchao HK	● A Hong Kong company ● Incorporated on May 14, 2019 ● A holding company	100% owned by Zhongchao BVI
Zhongchao WFOE	● A PRC company and deemed a wholly foreign owned enterprise ● Incorporated on May 29, 2019 ● Registered capital of $10 million ● A holding company	100% owned by Zhongchao HK
Zhongchao Shanghai

●     A PRC limited liability company

●     Incorporated on August 17, 2012

●     Registered capital of RMB 20,250,067 (approximately $3,064,272) with registered capital fully paid-up

●     Engaged in technology development, technology transfer, and technical services in the field of medical technology, technical consulting in the field of network technology, and medical information consulting

VIE of Beijing Zhongchao Zhongxing Technology Limited

Name	Background	Ownership
Shanghai Maidemu

●     A PRC limited liability company

●     Incorporated on March 12, 2015

●     Registered capital of $1,597,087 (RMB 10 million) with registered capital fully paid-up

●     Planning for cultural and artistic exchanges, designing, producing, acting for and publishing various kinds of advertisements, and medical consultation (no medical diagnosis and treatment activities allowed).

100% owned by Zhongchao Shanghai
Shanghai Zhongxun

●     A PRC limited liability company

●     Incorporated on May 27, 2017

●     Registered capital of $1,021,525 (RMB 7 million) with registered capital fully paid-up

●     Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).

100% owned by Zhongchao Shanghai
Horgos Zhongchao Medical

●     A PRC limited liability company

●     Incorporated on September 12, 2017

●     Registered capital of $153,060 (RMB 1 million) with registered capital of $153,060 to be funded

●     Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology.

100% owned by Zhongchao Shanghai
Horgos Zhongchao Zhongxing

●     A PRC limited liability company

●     Incorporated on July 29, 2019

●     Registered capital of $145,081 (RMB 1 million) with registered capital of $145,081 to be funded

●     Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology.

100% owned by Zhongchao Shanghai
Shanghai Jingyi

●     A PRC limited liability company

●     Incorporated on October 10, 2018

●     Registered capital of $144,459 (RMB 1 million) with registered capital of $107,622 to be funded

●     Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

51% owned by Zhongchao Shanghai
Shanghai Huijing

●     A PRC limited liability company

●     Incorporated on September 28, 2016

●     Registered capital of $149,948 (RMB 1 million) with registered capital of $74,974 to be funded

●     Engaged in technology development, transfer, service and consulting in the fields of computer technology, graphic designing, website page designing, planning cultural and artistic exchanges.

100% owned by Shanghai Maidemu

VIE Arrangements

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Zhongchao Shanghai is controlled through VIE Arrangements in lieu of direct equity ownership by us or any of our subsidiaries. Such VIE Arrangements consist of a series of six agreements (collectively, the “VIE Arrangements”), which were signed on August 14, 2019. For more details and risks related to our variable interest entity structure, please see “Our Corporate History and Structure—VIE Arrangements” and “Risk Factors—Risks Related to Our Corporate Structure”.

The significant terms of the VIE Arrangements by and among our wholly-owned subsidiary, Zhongchao WFOE, our consolidated variable interest entity, Zhongchao Shanghai, and the shareholders of Zhongchao Shanghai are as follows:

Agreements that Provide Us Effective Control over Zhongchao Shanghai

Our PRC Wholly Foreign Owned Entity, Zhongchao WFOE, has entered into the following agreements with Zhongchao Shanghai and its shareholders.

Equity Interest Pledge Agreement.

Pursuant to the equity interest pledge agreement dated August 14, 2019, each shareholder of Zhongchao Shanghai has pledged all of its equity interest in Zhongchao Shanghai to guarantee the shareholder’s and Zhongchao Shanghai’s performance of their obligations under the master exclusive service agreement, business cooperation agreement, exclusive option agreement and proxy agreement and power of attorney. If Zhongchao Shanghai or any of its shareholders breaches their contractual obligations under these agreements, Zhongchao WFOE, as pledgee, will be entitled to dispose the pledged equity interest entirely or partially. Each of the shareholders of Zhongchao Shanghai agrees that, during the term of the equity interest pledge agreement, it will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Zhongchao WFOE. In addition, Zhongchao WFOE has the right to collect dividends generated by the pledged equity interest during the term of the pledge. The term of the initial equity interest pledge agreement is 20 years. After the expiration of the term of initial pledge registration, Zhongchao WFOE may at its sole discretion require the Shareholders to extend the term of the equity interest registration.

Proxy Agreement and Power of Attorney.

Pursuant to the proxy agreement and power of attorney dated August 14, 2019, each shareholder of Zhongchao Shanghai has irrevocably appointed Zhongchao WFOE to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Zhongchao Shanghai requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Zhongchao Shanghai, oversee and review Zhongchao Shanghai’s operation and financial information. Zhongchao WFOE is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Zhongchao WFOE shall designate a PRC citizen to exercise such right. Each proxy agreement power of attorney will remain in force for so long as the Zhongchao Shanghai exists. The shareholders of Zhongchao Shanghai do not have the right to terminate this agreement or revoke the appointment of the Attorney-in-Fact without the prior written consent of Zhongchao WFOE.

Spouse Consent Letters.

Pursuant to the Spouse Consent Letters dated August 14, 2019, the spouse of each married shareholder of Zhongchao Shanghai, unconditionally and irrevocably agreed not to assert any rights over the equity interest in Zhongchao Shanghai held by and registered in the name of their spouse. In addition, each of them agreed to be bound by the VIE Arrangements described here if the spouse obtains any equity interest in Zhongchao Shanghai for any reason.

Agreement that allows us to Receive Economic Benefits from Zhongchao Shanghai

Master Exclusive Service Agreement.

Under the master exclusive service agreement between Zhongchao WFOE and Zhongchao Shanghai dated August 14, 2019, Zhongchao WFOE has the exclusive right to provide Zhongchao Shanghai with technical support, consulting services and other services. Zhongchao WFOE has the right to designate and appoint, at its sole discretion, any entities affiliated with the Zhongchao WFOE to provide any and all services. The service fees are calculated and paid on a yearly basis and at the amount that equals to 100% of the consolidated net profits of Zhongchao Shanghai. Zhongchao WFOE may adjust the service fee at its discretion after taking into account multiple factors, such as the difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Zhongchao WFOE owns the intellectual property rights arising out of the performance of this agreements. Zhongchao Shanghai shall seek approval from Zhongchao WFOE prior to entering into any contracts obtaining the same or similar services as provided under the Master Exclusive Service Agreement. This agreement will remain effective as long as Zhongchao Shanghai exists, unless Zhongchao WFOE advance written notice to Zhongchao Shanghai and its shareholders or upon the transfer of all the equity interest held by Zhongchao Shanghai’s shareholders to Zhongchao WFOE and/or a third party designated by Zhongchao WFOE.

Business Cooperation Agreement

Under the business cooperation agreement dated August 14, 2019, without Zhongchao WFOE’s prior written consent, Zhongchao Shanghai agrees not to engage in any transaction which may materially affect its asset, obligation, right or operation, including but not limited to: any activities not within its normal business scope, merger and acquisition, offering any loan to any third party and incurring any debt from any third party. Zhongchao Shanghai shall seek approval from Zhongchao WFOE prior to entering into any material contract, except the contracts executed in the ordinary course of business. Zhongchao Shanghai shall cause the persons designated by Zhongchao WFOE to be the directors and executive officers of Zhongchao Shanghai. This agreement will remain effective as long as Zhongchao Shanghai exists, unless Zhongchao WFOE advance written notice to Zhongchao Shanghai and its shareholders or upon the transfer of all the equity interest held by Zhongchao Shanghai’s shareholders to Zhongchao WFOE and/or a third party designated by Zhongchao WFOE.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Zhongchao Shanghai

Exclusive Option Agreement.

Pursuant to the exclusive option agreement dated August 14, 2019, each shareholder of Zhongchao Shanghai has irrevocably granted Zhongchao WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Zhongchao Shanghai. The purchase price is equal to the lowest price allowable under PRC laws and regulations at the time of the transfer. Zhongchao Shanghai has agreed that without Zhongchao WFOE’s prior written consent, Zhongchao Shanghai shall cause the persons designated by Zhongchao WFOE to be the directors and executive officers of Zhongchao Shanghai, not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract, except the contracts executed in the ordinary course of business, merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Zhongchao Shanghai have agreed that, without Zhongchao WFOE’s prior written consent, they will not dispose of their equity interests in Zhongchao Shanghai or create or allow any encumbrance on their equity interests. Moreover, without Zhongchao WFOE’s prior written consent, no dividend will be distributed to Zhongchao Shanghai’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Zhongchao WFOE. These agreements will remain effective as long as Zhongchao Shanghai exists unless Zhongchao WFOE advance written notice to Zhongchao Shanghai and the shareholders or upon the transfer of all the equity interest held by the shareholders to Zhongchao WFOE and/or its designee.

Controlled Company

Our outstanding shares consist of Class A Ordinary Shares and Class B Ordinary Shares, and we are be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Weiguang Yang, our founder, chairman of the board of directors and chief executive officer, is beneficially own all of our then issued Class B ordinary shares and is able to exercise 80.94% of the total voting power of our issued and outstanding shares, assuming the exercise of the HF Warrant. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes and is convertible into one Class A Ordinary Share at any time by the holders thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Our directors, executive officers and principal shareholders have substantial control over our company. Our affiliates are able to exercise 86.94% of the total voting power of our issued and outstanding shares, assuming the exercise of the HF Warrant.

As long as our officers and directors, either individually or in the aggregate, own at least 50% of the voting power of our Company, we are a “controlled company” as defined under NASDAQ Marketplace Rules.

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. (See – Risk Factor “As a “controlled company” under the rules of the NASDAQ Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”)

Compliance with Foreign Investment

All limited liability companies formed and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on October 26, 2018 and came into effect on the same day. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in the relevant foreign investment laws. Under our corporate structure as of the date of this Annual Report, 100% of the equity interests of Zhongchao Shanghai are entirely and indirectly held by our company through Beijing Zhongchao Zhongxing Technology Limited. Therefore, Beijing Zhongchao Zhongxing Technology Limited, a wholly foreign-owned enterprise (“Zhongchao WFOE”) of Zhongchao BVI which is a wholly-owned subsidiary of Zhongchao Cayman, should be regarded as a foreign-invested enterprise and comply with both the Company Law and other applicable foreign investment laws.

With respect to the establishment and operation of Zhongchao WFOE, the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”), and the National Development and Reform Commission (the “NDRC”) promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue (2017 Version), as amended on June 28, 2017, which came into effect on August 28, 2017. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments to PRC. In addition, in June 30, 2019, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 30, 2019. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. According to the Catalogue and the Negative List, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%, except for electronic commerce, domestic multi-party communication, storage and forwarding and call centers.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

The Initial Public Offering

On February 26, 2020, the Company completed its initial public offering of 3,000,000 Class A Ordinary Shares, $0.0001 par value per share (the “IPO”). The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $12.0 million, and net proceeds of approximately $9.97 million. The registration statement relating to the IPO also covered the underwriters’ Class A Ordinary Shares purchase warrants and the Class A Ordinary Shares issuable upon the exercise thereof in the total amount of 450,000 Class A Ordinary Shares. Each three-year warrant entitles the warrant holder to purchase the Company’s shares at the exercise price of $5.0 per share and is not be exercisable for a period of 180 days from February 21, 2020. Our Class A Ordinary Shares began trading on the NASDAQ Capital Market on February 24, 2020 under the ticker symbol “ZCMD”.

On February 28, 2020, the Company closed on the partial exercise in the over-allotment option to purchase an additional 315,003 Class A Ordinary Shares of the Company by Network 1 Financial Securities Inc., the lead underwriter in connection with the Company’s U.S. firm commitment underwritten IPO, at the IPO price of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $1.26 million, in addition to the IPO gross proceeds of $12.0 million, or combined gross proceeds in this IPO of approximately $13.26 million, before underwriting discounts and commissions and offering expenses.

B. Business Overview

Overview

Our Company

We are a provider of healthcare information, education, and training services to healthcare professionals and the public in China. We offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products, consisting primarily of clinical practice training, open classes of popular medical topics, interactive case studies, academic conference and workshops, continuing education courses, and articles and short videos with educational healthcare content to healthcare professionals as well as the public. The services, programs, and products that we provide:

●	make it easier for healthcare professionals to access healthcare reference sources, stay abreast of the latest medical information, learn about new treatment options, earn continuing medical education credits and communicate with peers; and

●	enable the public to obtain health information on a particular disease or condition, offer content on topics of individual interest, improve public health consciousness, and promote people’s lifestyle.

We provide our healthcare information, education, and training services to the healthcare professionals under our “MDMOOC” brand, which we believe is one of the leading consumer brands in China’s healthcare training and education sector, as evidenced by the Securities Research Report on online medical care industry by Essence Securities Co., Ltd., a company provides securities services throughout China, where we are considered as one of the main and typical public company proving medical training with doctor interactive and online training platform and leading the Internet medical education industry. We provide our healthcare educational content to the public via our “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public.

We commenced our operation, through Zhongchao Shanghai, in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since our inception, we have focused on developing our information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver our information services, education programs and training products.

MDMOOC-Healthcare Information, Education, and Training for Professionals

Online Platforms

We launched our first online platform in a form of website, www.mdmooc.org, under our “MDMOOC” brand in 2013 to provide information, education, and training services to physicians and allied healthcare professionals, such as pharmacists and nurses primarily located in China, via Internet-Plus solutions. Internet Plus refers to the applications of the internet and other information technology in conventional industries, such as manufacturing, education and healthcare. It is an incomplete equation where various internet (mobile, cloud computing, big data or Internet of Things) can be added to other traditional fields. We further launched our MDMOOC Wechat subscription account and MDMOOC mobile App in 2015 and 2016, respectively (together with the website, the “MDMOOC online platform”). Healthcare professionals in China can apply for registration with their healthcare qualification to get access to our MDMOOC online platform.

The programs available on our MDMOOC online platform enable our users to timely obtain extension knowledge of precedents, treatments, and first-hand experiences of various disease and other healthcare related matters. In addition, our MDMOOC online platform offers these professional users what we believe is one of the largest online libraries of continuing medical education programs in China that are produced in association with entities accredited by the National Health Commission of the PRC, such as Chinese Medical Association and Chinese Journal of Continuing Medical Education. From the convenience of their home or office computer and mobile App, our professional users can access a variety of accredited editorial resources and programs including online journal articles, medical conferences, and open classes and obtain continuing medical education credits which are required for the healthcare qualification of doctors, nurses, and pharmacists.

We believe MDMOOC online platform helps healthcare professionals improve their clinical knowledge and practice of medicine. Since launching in 2013, we have been continuously developing our MDMOOC online platform with new forms of Internet-based education solutions. There are currently approximately 1,844 education and training programs available on our MDMOOC online platform and free to our registered users. About 95% of all our programs are self-developed by our research and development team. The original content of these programs, including daily medical thesis, commentary, conference coverage, expert columns, and activities are written by our research and development team and authors from widely respected academic institutions, and edited and managed by our in-house editorial staff. The remaining 5% of programs are created under the purchase orders of our corporate or institution customers, where we develop customized programs with designated healthcare topics. Such 5% of programs are only available to certain registered users with program passcodes provided by our corporate or institution customers. Our revenues are mainly sourced from these 5% of programs.

We currently provide our proprietary interactive programs via Practice Improvement (PI), a problem-based and case-based form of healthcare course, which integrates state-of-the-art treatment information and clinical cases for particular diseases into interactive practice modules; Community of Practice Share (COPS), an online and live clinical experience sharing platform that creates the most effective discussion in a particular healthcare domain or medical area due to the common interests of the users; Continuing Professional Development (CPD), a section of our platform that provides discussions and articles focusing on the future development and the differences between Continuing Medical Education (CME) and Continuing Professional Development (CPD), and other general information of physician competency framework and Meta-analysis. Our original, exclusive and proprietary content includes innovative features such as after-class quiz, key point summary and highlight during the courses, and peer-review and comments.

We believe that our ability to create, source, edit and organize online healthcare-related content, interactive education services, and training programs has made MDMOOC online platform one of the leading health destinations and most recognized information platform in healthcare sector in China. As of the date of this Annual Report, our MDMOOC online platform has more than 560,000 registered users and a database of more than 2 million healthcare experts including over 700,000 physicians, and 1,300,000 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with us to develop training programs on needed basis.

Onsite Education Activities

In addition to healthcare information, education, and training via Internet-Plus, we organize onsite healthcare and medical training sessions and academic conferences from time to time under our “MDMOOC” brand. For instance, in January 2019, we launched EWMA-certified (defined as below) wound-management collaboration training programs, covering the topics including but not limited to basic concepts of acute and chronic wounds, management of different levels of surgical and non-surgical wounds, the construction of different levels of wound centers, and medical staff collaboration in the process of wound management.

We cooperate with Beijing Chronic Disease Prevention and Health Education Research Association and Professor Yixin Zhang from the Ninth People’s Hospital of Shanghai Jiao Tong University School of Medicine to create courses titled “Essential Course for Wound Care Management” and “Advanced Course for Surgical Wound Treatment”. These courses have been certified and authorized by the European Wound Management Association (EWMA), a European not-for-profit umbrella organization, linking national wound management organizations, individuals and groups with interest in wound care. We plan to hold four (4) training programs for Essential Course for Wound Care Management and two (2) training programs for Advanced Course for Surgical Wound Treatment. Each program will accept no more than twenty (20) applicants who shall hold academic credential above undergraduate. We also require all applicants to have more than six-year working experience in the field of wound repair. We will issue a certificate to each of the applicant upon completion of the training as their proof of achievement and ability in the wound management and treatment

As of the date of this Annual Report, we have successfully held the first short-term training program for Essential Course for Wound Care Management in Fujian, China from March 28, 2019 to April 4, 2019 and our first training program for Advanced Course for Surgical Wound Treatment from June 23, 2019 to June 29, 2019 in Jiangsu, China. We further held the second and third training programs for Essential Course for Wound Care Management in Zhejiang, China from August 25, 2019 to August 31, 2019 and our second and third training programs for Advanced Course for Surgical Wound Treatment from December 1, 2019 to December 7, 2019 in Jilin, China. As a result of the outbreak of COVID-19 and pandemic, we postponed our original plan to hold our future training programs in the 1st quarter of 2020 in Zhengzhou, Henan Province.

We believe the combination of online and onsite services would provide our end-users the greatest convenience. With more choices of the forms of healthcare education, we enrich the learning experience of our end-users.

New Plug-in to Certain Programs- Assistance in Patient-Aid Projects

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through our platforms, we have been engaged by certain customers on a project basis to establish individual columns on our MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. We establish online columns to facilitate qualified patients to obtain free drug treatment from not-for-profit organizations (“NFPs”) till the earlier of the expiration of contract period or the free drugs are completely delivered. For each column, we plug in features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). Those customers are existing customers of us. They provide those drugs sponsored by pharmaceutical companies without charge to qualified patients and we charge those customers on our services in connection with the online columns and related training and management. In this way, we believe not only can we facilitate the clinical application of those drugs, but also benefit patients.

As of the date of this Annual Report, we have established nearly 20 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under these patient-aid projects has reached nearly 20,000 by the end of 2019. We have also planned to launch another 3 or 4 columns for the treatment of rare diseases, including Fabry disease and Gaucher disease in mid-2020. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases double by the end of 2020, coving an aggregate of nearly 40,000 patients.

Sunshine Health Forums-Healthcare Information and Education for the Public

Our goal is not only provide continuing education and training to healthcare professionals but to promote healthy lifestyle and provide healthcare knowledge to the public. In order to achieve that, we develop and operate the Sunshine Health Forums, online education-for-all platforms that disseminate articles and features related to healthcare and wellness education, medical behavior intervention, and newly developed health technology and application. We launched our Sunshine Health Forums in a form of website, www.ygjkclass.com, in May 2016 followed by WeChat subscription account in August 2016, and mobile App in 2017. We establish one forum for each category of diseases for the convenience of the public. We cooperate with certain well-known we-media platforms in China, including but not limited Toutiao.com, Yidianzixun.com, Douyin.com, CN-Healthcare.com, iQiyi, Youku, and Huoshan.com to streamline our articles co-produced by healthcare professionals and us.

Recent Developments

In mid-January 2020, the Company launched a COVID-19 (“coronavirus”) curriculum (the “Curriculum”) on its MDMOOC platform (www.MDMOOC.org). The Curriculum provides over 60 courses covering a wide range of medical specialties including anesthesiology, surgery, oncology, obstetrics and gynecology, pediatrics, infectious disease, respirology, critical medicine and psychiatry. The Curriculum includes both free online courses developed independently by the Company and customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations (the “Partners and Sponsors”). The Curriculum has been successively distributed through the Company’s web portals, mobile APP, WeChat subscription accounts, as well as social media channels, providing much-needed help to the medical workers who are at the forefront of the fight against the coronavirus. The Company expects to generate revenues over $1.5 million in revenues from the Curriculum in the six months ended June 30, 2020.

By the end of March, 2020, the Sunshine Health Forums has hit a major milestone with accumulative subscribers and click-throughs (since its launch in mid-2016) exceeding 5.1 million and 1.3 billion, respectively.

On April 24, 2020, we launched the virtual seminar series (the “Virtual Seminar Series”) aiming to connect global healthcare professionals through knowledge and experience sharing in their fight against the coronavirus pandemic which has swept the world, infecting more than 2.6 million people in 210 countries and territories. The Virtual Seminar Series are jointly hosted by the Beijing Medical and Health Foundation and sponsored by Chiesi Pharmaceutical (Shanghai) Co., Ltd. The first panel session on neonatology (the “Session”) was scheduled on Friday, April 24, 2020 and was jointly moderated by Dr. Lizhong Du, a renowned neonatologist and professor at Zhejiang University of China, and Dr. Anna Lavizzari, professor of Neonatal and Perinatology at University of Milan of Italy, with panelists from 7 countries including Brazil, China, Italy, Norway, Poland, Spain and Turkey. Live streaming of the Session was available free for global neonatologists at www.mdmooc.org.

Our Customers and End Users

MDMOOC’s Customers and End Users

Our customers are enterprises, NFP, and medical journals, primarily located in China. Our terminal customers and end-users are healthcare professionals, nurses, doctors and other healthcare workers.

Our enterprise customers are pharmaceutical enterprises, healthcare enterprises engaged in researches and develops pharmaceuticals, vaccines, and consumer healthcare products, pharmaceutical enterprises that engages in drug innovation, manufacturing, and marketing, and medical journals.

Our NFP customers, most of whom are sponsored by pharmaceutical enterprises to produce training courses for specific healthcare topics, are charity organizations, national public foundations, and nonprofit non-governmental association, that are governed by provincial and regional government agencies and commissions. Government agencies include the National Health and Family Planning Commission (NHFPC) and Ministry of Civil Affairs.

We maintain good relationship with our customers and some of them have long term relationship with us.  We generate our revenue on a case-by-case or project-by-project basis and by providing our customers with healthcare information, education, and training services, including the production of online medical training materials, the arrangement of onsite training programs or academic conferences, and the development of medical education software to their targeted end users.

For the fiscal year ended December 31, 2019, we generated revenue from a total of 75 customers, of which 24 customers were NFP and 51 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2018, we generated revenue from a total of 71 customers, of which 15 were NFP and 56 were pharmaceutical enterprises. For the fiscal year ended December 31, 2017, we generated revenue from a total of 70 customers, of which 14 customers were NFP and 56 customers were pharmaceutical enterprises.

We generate our revenues from a relatively small number of customers. For the fiscal years ended December 31, 2019, 2018 and 2017, our pharmaceutical enterprise customers accounted for 27.6%, 60.1% and 80.7% of our total revenues, respectively. For the fiscal years ended December 31, 2019, 2018 and 2017, our NFP customers accounted for 72.4%, 39.9% and 19.3% of our total revenues, respectively. The sharp decrease of revenues generated by pharmaceutical enterprises customers as a percentage of total revenue was mainly because the pharmaceutical enterprises placed more orders through NFP to attract more medical experts and professionals in the name of NFP.

Sunshine Health Forums’ Users

Unlike MDMOOC online platform where we require our users to register with their healthcare qualification and some of our programs are limited to certain registered users of the platform, our Sunshine Health Forums is accessible to the public without limitation. As of the date of this Annual Report, we have established nearly 150 forums, with more than an aggregate of 5.1 million subscriptions and an aggregate of 1.3 billion click-through.

Source of Revenues

We currently derive our revenues from 2 sources: (1) revenue generated from the information, education, and training programs, services, and products under our “MDMOOC” brand, including but not limited to (a) revenue from designing and producing healthcare training products as requested by our customers; (b) revenue from our onsite education, including organizing medical training sessions and academic conferences; (c) revenue from our assistance with NFPs in patient-aid projects; and (d) revenue from the healthcare consulting services we provide to our customers; and (2) revenue generated from disseminating general healthcare knowledge and information and the book selling via our Sunshine Health Forums. We do not charge user fees for access to our MDMOOC online platform or attend some of our onsite conferences. The MDMOOC online platform and onsite education activities enable customers to reach, educate and inform target audiences of healthcare professionals. We work closely with our customers to develop programs to reach specific groups of healthcare professionals and give them placement on the most relevant areas on our MDMOOC online platform.

For the fiscal years ended December 31, 2019, 2018 and 2017, our revenues were $14,882,763, $12,865,870 and $9,816,312, respectively, and our net income were $4,000,499, $3,001,489 and $1,494,928, respectively.  We currently generate most of our revenues from MDMOOC. The revenue from Sunshine Health Forums was immaterial for the fiscal years ended December 31, 2019. We plan to focus our development on Sunshine Health Forums and expand more information sharing services in this platform.

Industry and Market Background

The Internet

The Internet has emerged as a global medium for communications, news, information and commerce. China Internet Network Information Center (CNNIC) released the 43rd “Statistical Report on China’s Internet Development Status” report, indicating that as of December 2018, the number of Chinese netizens was 829 million, an increase of 3.8% from the end of 2017. In 2018, the average weekly online time spent by Chinese netizens is 27.6 hours, which is 0.6 hours higher than the same period in 2017. A number of factors drive the Internet’s continued growth, including the large and growing installed base of personal computers, a rapidly expanding and improving Internet delivery infrastructure and an explosion of content and commerce offerings on the Web.

The Internet allows content delivery in a manner not possible through traditional broadcast and print media. These traditional media can have large audiences but generally are limited to a specific geographic area, can deliver only limited content and are not effective for distributing detailed information quickly. The Internet is distinct from traditional media in that it offers immediate access to dynamic and interactive content and enables instantaneous communication among users. As a result, the Internet has become an important alternative to traditional media, enabling users to seek current information and to communicate with one another. These characteristics, combined with the fast growth of the Internet, have created a powerful, rapidly expanding direct marketing and sales channel. Advertisers can target very specific demographic groups, measure the effectiveness of advertising campaigns and quickly revise them in response to the prompt feedback allowed by the Internet’s technology.

As users hardly don’t rely on the Internet for their information needs, they have sought more detailed content on a wide variety of specific subjects. Utilizing subject-specific sites, users can find information on selected topics quickly, easily and cost effectively, making these sites a very attractive resource for users. In addition to offering detailed and comprehensive content, many of these subject-specific sites have developed online communities that allow users to communicate with each other and to engage in other interactive activities. We believe these community features are attractive to users who want to express themselves and who seek to interact with other users who have similar interests.

Relevant Dynamics In The Healthcare Industry

Healthcare is the largest sector of the Chinese economy. The 2018 Statistical Communique on the Development of Nationwide Basic Medical Care shows that in 2018, the total revenue of the national basic medical insurance fund was RMB2.1384 trillion, an increase of 19.3% as compared to that in the previous year, which accounts for about 2.4% of the GDP in 2018. The total expenditure on national basic medical insurance funds was RMB1782.2 billion, an increase of 23.6% as compared to that in the previous year, which accounts for about 2.0% of the GDP in 2018. The 2018 medical expenses for in-service employees totaled RMB 423.9 billion, an increase of 10.8% over the previous year. The medical expenditure per capita was RMB 3,313, an increase of 5.0% over the previous year. In addition, the 2018 medical expenses for residents reached RMB 106.13 billion, an increase of 20.5% over the previous year. The medical expenditure per capita was RMB 1,183, an increase of 17.2% over the previous year (Resource: http://www.nhsa.gov.cn/art/2019/6/30/art_7_1477.html).

The need of healthcare in China is still on the rise. According to 2018 Statistical Bulletin on the Development of China’s Health and Wellness Industry, by the end of 2018, there are 997,434 healthcare institutions in China, with an increase of 10,785 over the previous year. In 2018, the total number of healthcare services is 8.3 billion with an increase of 130 million over 2017.

The healthcare industry is continuing to change. According to the China Big Health Industry Development Report 2018, there are three trends in the development of China’s healthcare industry: (1) the need for integrated services for the prevention and treatment of chronic diseases and the need to maintain people’s health in all aspects and full cycles; (2) the total amount of medical and health resources is insufficient, the structure of the industry is unreasonable, the basic service capacity is still a prominent weak link, and the technical level needs to be improved; (3) with the change of disease spectrum of Chinese residents, the number of patients with chronic non-communicable diseases is increasing year by year, which has become the primary problem that threatens the health of our residents. Healthcare services will shift from treatment-centered to health-promoting centered mode.

Government is guiding an active and healthy lifestyle for the public. According to the Healthy China Action (2019-2030), by 2030, the health awareness of the general public will be greatly improved, healthy lifestyles will be broadly adopted, the main factors having impact on people’s health will be effectively controlled, and the average healthy life expectancy will be greatly increased. Also, the level of population’s main health indicators will enter the ranks of high-income countries.

The healthcare industry in China will continue to develop. According to a report from Prospective Industry Research Institute, by 2020 the scale of China’s healthcare industry will exceed RMB 10 trillion. The annual compound annual growth rate in the next five years (2019-2023) is about 12.55%, and the scale of china’s healthcare industry can be expected to reach RMB 14.09 trillion in 2023.

Convergence Of The Internet And The Healthcare Industry

China has the largest group of healthcare professionals in the whole world, providing a solid foundation for the development of the healthcare education market. According to the 2018 Statistical Bulletin on the Development of China’s Health and Wellness Industry, China currently has more than 12 million healthcare professionals, including more than 3.6 million doctors, reflecting a huge demand on knowledge learning and professional training.

With long working hours and heavy workloads, it is very difficult for healthcare professionals in China to spare time and energy to participate in offline academic conferences or training sessions. Continuing changes in the healthcare industry, including the increasing adoption of managed care plans and the need to keep informed about rapidly emerging medical and pharmaceutical therapies are also placing increasing pressures on healthcare professionals’ time. Healthcare professionals must keep abreast of the latest developments within their medical specialty to provide their patients with the best possible care and to meet continuing medical education requirements. There is a vast flow of information from many sources, including traditional medical journals, medical textbooks, academic conferences and other training literature. The sheer volume of medical information and the time constraints that physicians face make it extremely difficult for them to stay current and to quickly and efficiently access the information most relevant to their practice. We believe online healthcare professionals education services will allow them to easily find and manage the information they are seeking.

Internet Plus training model emerged with the growth of technologies, internet and the needs for convenient and reliable source of information. Specifically, Internet plus will optimize the traditional mode of education and training for healthcare professionals with real-time services anytime, anywhere, based on users’ demands. Through the Internet, the latest medical information and online training courses can be obtained from the mobile terminal and healthcare professionals can make full use of their spare time to get the information most related to them. Gradually, the Internet plus education model has been accepted by healthcare professionals. A Chinese Internet Doctors Insights Report (DIR) released by United States Medical Scientific in November 2018 provides that more than 90% of doctors in China obtained medical information through professional online platform, 46.7% of doctors in China obtained medical information through offline meetings, and 58.5% of doctors in China obtained information of pharmaceutical enterprises and drugs through professional websites.

In 2019, Internet plus healthcare education has become the education model guided and supported by the Chinese government. The Opinion Concerning the Promotion of the Development of Internet Plus Medical and Health promulgated and implemented on April 25, 2018 by the General Office of the State Council (the “Opinion”), states its plan to enhance the Internet plus medical education model. The Opinion encourages the establishment of healthcare education training cloud platform that provides a diverse range of medical online courses and healthcare information. The Opinion also encourages the establishment of a networked, digital, personalized, and lifelong medical education and training system for the healthcare professionals to carry out researches and discussions on incurable diseases and major diseases, and eventually improve their healthcare quality. The Opinion further includes the implementation plan of the “Continuous Medical Education + Appropriate Technology Promotion” policy, focusing on the needs of healthcare and poverty reduction, targeting the grass-root levels and deprived areas of the country, to popularize practical and appropriate healthcare technologies via distance education. The Opinions further indicates to establish an Internet-based science platform to provide accurate and up-to-date information on healthcare science knowledge and healthy lifestyles. The Opinion aims to improve residents’ health management ability and health literacy.

Healthcare education is a large sector of the Chinese market with outstanding development prospects. According to the report released on December 24, 2018 by TrendForce (“TrendForce Report”), a global provider of market intelligence on the technology industries, driven by the large amount of new drugs joining the market and the continuous increase in the use of new drug products, the 2018 market size of global pharmaceutical is approximately USD 1.2 trillion, with a 3.8% annual growth rate. TrendForce Report indicates that the expected global drug market will reach USD1.55 trillion in 2023 with a compound annual growth rate of 5.1% from 2018 to 2023. According to a 2018 report by The Economic Observer, sales expenses in Chinese pharmaceutical industry account for more than 40% of the total revenue and the costs of market promotion is a key part of sales expenses. We believe the need for Internet-based healthcare education will continue to grow, driven by the increasing demand for healthcare services by Chinese people, the implementation of China’s grading diagnosis and treatment policy, and the establishment of doctors’ multi-point practice system.

Competition

We face competition from providers of traditional healthcare education programs and training services as well as the increasing competition from existing competitors and new market entrants in the online healthcare education market, including the following:

●	Chinese online education companies and institutions that also offer continuing healthcare education and other online courses and training programs. Examples of our competitors include 91huayi, a Chinese medical education website dedicated to improving medical service providers professional skills and public’s healthcare knowledge; bbs.iivi.com, a Chinese medical bulletin board system allowing medical professionals in different specialties to share their views regarding their medical practice, career development and medical examinations; and www.ccmtv.cn, a Chinese website providing surgery education videos to medical professionals in different specialties.

●	Healthcare education companies or institutions organizing onsite healthcare workshop, academic conference, and other healthcare communication activities. This segment is the most significant competitor to our onsite education programs. Examples of our competition in this segment include Medcon, MEDLINK, and Beijing Medical Group 3 AD Ltd., all of which are Chinese company dedicated to promoting medical information and health knowledge via onsite activities.

●	China-based digital service provider in the healthcare industry that also offer information sharing services and data accumulation and management in China. Examples of our competitors include DXY (丁香园), a Chinese medical knowledge sharing website, which is built as an academic article retrieving database. DXY has developed more functions to enrich the services it provides to healthcare professionals and the public, including but not limited to establishing online forum for physicians, launching a series of mobile applications such as Drug Assistant and Dingxiang Doctor, and opening its wholly-owned offline Family Clinics.

●	Education companies that targets the public and patients. This segment is the most significant competitor to our Sunshine Healthcare Forum. Examples of our competitors include CN-Healthcare, an internet-based healthcare education platform targeting patients. CN- Healthcare organizes content-partners, including healthcare professionals and medical associations to generate health-related news and information. CN-Healthcare currently has 1773 individual content-partners, 751 association partners, and 1.3 million subscribers.

Our Growth Strategy

Our objective is to operate the premier healthcare destination Websites where physicians, allied healthcare professionals and consumers can find reliable and comprehensive information that enables them to make better and more informed medical and health decisions. We believe we are positioned to become a preferred online advertising medium, academic communication platform, and e-commerce partner in the PRC healthcare sector. We intend to achieve this objective by pursuing the following strategies:

●	Strengthening Our Brands. We intend to build up MDMOOC as the leading single brand for healthcare information, education, and training for professionals and Sunshine Health Forums as the leading brand for online healthcare information forums. We believe that strengthening our brand awareness is critical to attracting and retaining users, advertisers, sponsors and strategic partners. We plan to pursue a brand development strategy through online and offline advertising, promotions, media coverage and word-of-mouth support. We believe our brand visibility will significantly benefit from promotion on leading we-media and medical associations, such as China Association of Health Promotion and Education, Beijing Medical and Health Foundation, and China Primary Health Care Foundation.

●	Improving and Enhancing Our Products. We intend to expand the content on both our healthcare programs for professionals and the public by adding new medical specialty areas, enlarging our editorial staff and utilizing our extensive relationships with leading medical experts. We intend to enhance the users’ experience by adding general health and wellness information, community features and interactive programs that take advantage of our credibility with medical professionals and our existing professional medical specialty content.

●	Growing User Community. Except for the online training programs, we also share the latest news and healthcare information in the medical industry on MDMOOC online platform. We intend to build our medical professional community via Practice Improvement (PI), a problem-based and case-based form of healthcare course, which integrates state-of-the-art treatment information and clinical cases for particular diseases into interactive practice modules, and Community of Practice Share (COPS), an online and live clinical experience sharing platform that creates the most effective discussion in a particular healthcare domain or medical area due to the common interests of the users, and increase the frequency and length of their visits to our site. By continuing to offer compelling content, providing interactive programs and services, and building relationships with relevant healthcare organizations to increase user loyalty, repeat usage and time spent on our site, we believe MDMOOC online platform will become an integral part of the medical professional’s daily work flow.

●	Developing Multiple Revenue Sources. We believe our attractive audience demographics and high-quality content offerings provide us with significant opportunities to develop multiple sources of revenue. In addition to advertising and sponsorships, we plan to generate e-commerce revenues by building Sunshine Health Forums as a full-service online healthcare platform with functions of book selling and drug selling. We also plan develop other research products that we expect will complement pharmaceutical enterprises’ product detailing efforts. In addition, we plan to introduce products and services that appeal directly to our international and allied healthcare users.

Our Competitive Strengths

MDMOOC is a healthcare destination site that provides medical professionals with comprehensive, authoritative and timely medical information, interactive programs, and training courses. We believe MDMOOC is positioned to help users expand their healthcare knowledge, improve their professional skills, and change the way people access information and communicate about healthcare.

We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price.

We believe that there are several key strengths that prevail us from our competitors and will continue to contribute to our growth and success. We believe that the combination of our large user base and high quality education content position us to be a leading provider of Internet-based solutions to meet the needs of healthcare organizations and professionals.

We believe the following factors drive our success:

●	Acknowledged by leading pharmaceutical enterprises: our customers include leading pharmaceutical enterprises who position our MDMOOC as preeminent branded sources of consumer-oriented health and wellness information on the Internet. Almost all leading pharmaceutical enterprises have their own vendor lists regarding different types of service they request. It is an industry norm that it usually takes three to four years for a service provider to be accepted by the leading pharmaceutical enterprises to be included in the vendor list. We are one of the prominent service providers in the category of course production services on the vendor lists of a few well-known pharmaceutical enterprises. Pursuant to the consultant agreements we entered into with the pharmaceutical enterprises regarding the course production services, we will create online training courses of specific medical topics and then post them on our MDMOOC platforms. The users need to obtain the passwords from the pharmaceutical enterprises or from us to get free access to the series of online courses. We also entered into framework agreements with certain pharmaceutical enterprises. The terms of the agreements are usually one (1) years. Pursuant to the framework agreements, when our customers have a need for medical course production, they will reach out to us by sending over formal purchase order.

●	Reliable Professional Content Production. We use reliable, highly relevant, interactive and multi-media content to satisfy the requirements of our customers, including the NPO and pharmaceutical enterprises, and our end-users. We maintain good long-term working relationship with many well-known healthcare professionals. With our self-generated resource library of healthcare professionals, we can easily reach out to the healthcare experts in certain medical fields when we receive purchase orders from our customers to generate relevant medical courses. We also have one of the most comprehensive online content library in China for different type of diseases and medical information which makes it easier for us to customize the content under different needs of our customers for online medical education. We also have a large pool of experienced in-house editors who incubate original medical information and present them in visually appealing formats. They also collaborate with healthcare professionals throughout the content generating process. Our content is interactive and largely in the form of videos, articles, and photographs, covering a full spectrum of the latest medical information.

●	High-Quality, Timely and Original Medical Information: We provide high-quality, timely and original content on important healthcare trends and disease topics. Using the real-time publishing capabilities of the Internet, we can deliver this content to our audience faster and more cost effectively than traditional print media and on-site training session, which is limited by publication schedules and physical distribution. Many of our articles are written by industry-leading medical experts and are peer-reviewed by other physicians to insure they meet the high standards of medical integrity. Our experienced editorial staff has strong medical background, most of whom graduated from well-known medical universities and have more than ten-year work experience in relevant areas. Our medical specialty areas are carefully designed and their features are regularly updated by our editorial and quality control staff.

●	Well Organized and Easy-To-Use Websites and Apps: We design our websites and mobile Apps to meet the needs of our users in a personalized and easy-to-use manner. We organize our training products on MDMOOC online platform by healthcare specialty area. We also provide functions of Practice Improvement (PI), Community of Practice Share (COPS), and Continuing Professional Development (CPD) to satisfy different needs of the healthcare professionals. We create different Sunshine Health Forums for different categories of diseases and healthcare matters. Currently, we have more than 150 forums, covering healthcare topics such as the kidney disease, the liver disease, and diabetes. In addition to high-quality medical content, our consumer sites provide community features and interactive programs to encourage academic discussion and communication as well as information and experience sharing.

●	Cost-Effective Access to Our Audience: Our users registration profiles give us the ability to segment our audience based on their medical specialty or healthcare interest. In addition, our proprietary users’ profile and traffic database enables us to provide advertising and sponsored content. MDMOOC online platform also offers online programs that complement many of the pharmaceutical enterprises’ offline promotional and educational efforts. For example, we expand the audience of sponsored medical conferences by making next-day summaries of the proceedings available to users who were unable to attend. In addition, we believe Sunshine Health Forums create an attractive e-commerce environment for health-related products, i.e., educational healthcare books, due to the size of the audience and the focus on relevant healthcare topics.

●	High-Level and Small-Class Teaching Onsite Training Courses. Along with online training courses and education programs, we also organize onsite education and training sessions. To ensure the quality and results of the onsite training programs, we usually limit the size of our training session to a relatively small one and build up certain criteria for the applicants. Also, the good long-term working relationship with well-known healthcare professionals enable us to generate outstanding training content and create high-quality education experience. For Example, in the EWMA-certified wound-management collaboration training programs, we work with healthcare experts and institutions to do the lecturing. Our lecturers include Dr. Yixin Zhang, professor and doctoral supervisor of Shanghai Jiaotong University and vice president of Asian Pacific Federation of Societies for Reconstructive Microsurgery, Guozhong Lv, Dr. Yan Liu, vice president of Burn Injury Department of Chinese Medical Association, and Dr. Chunmeng Shi, professor and doctoral supervisor of Army Medical University. We plan to hold an aggregate of six (6) training programs. Each one of them will accept no more than twenty (20) applicants who shall hold academic credential above undergraduate. We also require all applicants to have more than six-year working experience in the field of wound repair.

Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

●	our inability to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources;

●	adverse changes in the economic environment either in China or globally;

●	intense competition from onshore and offshore healthcare information, education, and training services companies;

●	our reliance on a relatively small number of major customers, including one customer accounted for 25% of our total revenue for fiscal year 2019, and another customer accounted for 38% and 55% of our total revenue for fiscal years 2018 and 2017, respectively;

●	our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology;

●	our ability to attract new customers for our services and/or growing revenues from existing customers;

●	risks associated with having a long selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services;

●	increases in wages for professionals in China;

●	the international nature of our business;

●	risks related to unauthorized disclosure of sensitive and confidential information;

●	risks related to intellectual property infringement claims;

●	risks related to material weakness in our internal control over financial reporting such that if we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud;

●	business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events;

●	fluctuation in the value of the Renminbi and other currencies;

●	disruptions in disruptive technologies or significant failure in our technology platform that could harm our service;

●	vulnerabilities to security risks that could disrupt our services and adversely affect our operations; and

●	possibilities to expose us to malpractice liability and other liability inherent in healthcare delivery.

In addition, we face other risks and uncertainties that may materially affect our business prospect, financial condition, and operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this Annual Report before investing in our Class A Ordinary Shares.

Our Business Model

We provide healthcare information, education, and training services to the healthcare professionals under our “MDMOOC” brand via MDMOOC website, mobile Apps, and Wechat subscription account (together, the “MDMOOC online platform”), and onsite education activities. We also offer healthcare educational content to the public via our online “Sunshine Health Forums”. Our MDMOOC online platform serves as an interactive and reliable healthcare information, education, and training community and offers online interactive function that enables our end-users to both discover reliable content and share their own healthcare study insights by uploading their own courseware or study notes to our platform, which incentivizes more visits and views. Certain open courses on MDMOOC online platform provide the quiz function for our end-users to see if they obtain correct understanding to the key point of such courses. We also highlight the knowledge points that are important but would be ignored by our end-users. Thus, the end-users could have a relatively complete learning process.

Our business model has unique value propositions for its constituents. With reliable content and the function of Community of Practice Share (COPS) on our platform, users seeking medical precedents or information can obtain comprehensive medical information on the medical area most related to them by interacting among one another through our community functions. Also, once they complete certain online courses study, our platform will issue them MDMOOC certificates with verified continuing professional credits if they are taking one of the courses provided by our Continuing Professional Development (CPD) function. In addition, after end-users complete their online training, our online platform encourages them to share their study experience through our Course Uploading, rating, and review systems. This further enriches our content and drives more interaction within our community.

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through our platforms, we have been engaged by certain customers on a project basis to establish individual columns on our MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. We establish online courses to facilitate qualified patients to obtain free drug treatment from not-for-profit organizations (“NFPs”) till the earlier of the expiration of contract period or the free drugs are completely delivered. We also plug in supplemental features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). With the information collected during the period of treatment, we believe our features courses generated for the assistance in these patient-aid projects are valuable in both theory and practice, as we aim to not only enhance the clinical application and medical study of those drugs, but also benefit the patients.

Our pharmaceutical enterprises customers and NFPs customers with demands of course production and training organization benefit from our business model when more end-users are drawn to our MDMOOC online platform because of our reliable self-developed content offered in rich media formats and our reputation among healthcare professionals who are seeking healthcare service improvements. The original content in our platform, as well as the ratings and reviews on the content, can effectively and efficiently incentivize our content production to offer high-quality training programs. Our in-house editorial staff and research and development team responsible for content generation and management can further increase their ability to create better courses in the most suitable forms to the healthcare professionals working in different fields. Our online Community of Practice Share (COPS) function, in return, provides data insights on current user landscape and learning trends that allow our customers to get a better understanding to the healthcare industry in the practical aspect.

As corporate and NFP customers, end-users, and course production teams and providers are inexorably connected through our content, Community of Practice Share (COPS), and online course uploading function, our business model forms an overall virtuous cycle that fuels its continued growth and expansion. In essence, end-users are attracted to our platform by our content and services offered on our platform, while corporate customers and NFP customers are attracted to our platform by the access to the largest online healthcare professionals’ community and the high-quality online programs and courses. As the number of end-users grows, more corporate customers and NFP customers will want to join and get access to our platform. More corporate customers and NFP customers will then lead to more tailored content production, as well as more targeted content, and ultimately attract more end-users.

MDMOOC-Healthcare Information, Education, and Training for Professionals

Our MDMOOC Online Platform

Our MDMOOC online platform is realized through various products, including MDMOOC mobile App, MOOC Medical Wechat subscription account, and MDMOOC website, where users can access our rich media content and engaging Community of Practice Share (COPS).

In 2017, 2018, and 2019, our monthly UVs of MDMOOC website reached 16,500, 22,300, and 23,616. Our mobile MAUs reached 32,000, 64,000, and 72,000 in 2017, 2018, and 2019, respectively.

MOOC Mobile App

Our MOOC Medical mobile app serves as a one-stop destination where we offer users relevant healthcare knowledge and study insights, assist them along their journey to obtain the knowledge and information they are searching for in a supportive community, and allow them to review and test their understanding of courses by participating in the Practice Improvement (PI) system. We designed the interface of our platform in simple white and sky blue, signaling health and learning respectively, and creating a soft and welcoming texture to our platform.

When users open our MOOC Medical mobile app, they will immediately see our featured banners that display academic courses, open classes, case library, and continuing professional development channel. As users scroll down, courses that are most popular among the healthcare professionals, courses recommended by our medical editors, and the latest healthcare news appear. Users can also explore various medical courses by medical specialty and subject areas if they click “courses” at the bottom of the interface.

Below are screenshots of our mobile app main entrance interface:

Community of Practice Share, or COPS, an online and live clinical experience sharing platform that creates the most effective discussion in a particular healthcare domain or medical area due to the common interests of the users, is where users communicate with other peers and get detailed information written by users who have taken or generated healthcare courses and featured informational articles by practicing medical professionals on the platform.

The screenshots below illustrate the content in COPS:

Opening Course is a collection of video courses of various medical fields and topics. The courses are often presented by medical experts. Most of the courses are free to users.

The screenshots below illustrate the content in the Opening Course:

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through our platforms, we have been engaged by certain customers on a project basis to establish individual columns on our MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. We also plug in supplemental features, to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”).

As of the date of this Annual Report, we have established nearly 20 courses for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under this patient-aid project has reached nearly 20,000 by the end of 2019. We have also planned to launch another 3 or 4 columns for the treatment of rare diseases, including Fabry disease and Gaucher disease in mid-2020. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases double by the end of 2020, coving an aggregate of nearly 40,000 patients.

MDMOOC Wechat Subscription Account

Wechat Subscription Account provides a new means to propagate information for the media and individuals, building better communication with readers with a better management. It also facilitates discovery and consumption of services and products. It is useful for discovery and quick actions, and complements full-function native apps by increasing their traffic.

Our MDMOOC Wechat subscription account features similar interfaces and functions as our mobile app. It serves as additional access points to our platform.

MDMOOC Website

Users can access online healthcare information, education and training content and our services through our website MDMOOC.org. In 2018, MDMOOC website recorded an aggregate of 2 million users’ visits. As more internet users shift to mobile ends, our website mainly serves a comprehensive knowledge base targeting users who are in the process of researching for specific medical courses, articles, or news.

Below are screenshots of MDMOOC.org website:

We designed our professional website to meet the needs of our users in a personalized and easy-to-use manner. We currently organize our professional information by the following medical specialty and subject areas, including but not limited to:

●	Internal Medicine Department: cardiology, respiratory medicine, nephrology, neurology, gastroenterology, hematology, endocrinology

●	Surgery Department: general surgical, neurosurgery, breast surgery, urology, hepatobiliary surgery, cardiothoracic surgery, plastic surgery

●	Oncology Department: general oncology, surgical radiotherapy, oncology

●	Gynaecology Department: Gynecologic endocrine

●	Pediatrics Department: respiratory medicine, nephrology, neurology, gastroenterology, hematology, endocrinology

●	Oral Cavity Department: oral and maxillofacial surgery, Restorative Dentistry, orthodontics

●	Skin Beauty Department: Pharmacology, aesthetic health care

●	Mental Psychology Department: depression, sensory disturbance, schizophrenia

We plan to expand into new medical specialty areas that appeal to our current users base and attract new users. Our objective is to be the category leader in each of our medical specialty areas by delivering the highest quality specialty-based content and selectively acquiring other high-quality medical specialty Websites. As part of this strategy, we will (1) work with more medical associations to produce programs and courses to meet the need of healthcare professionals; (2) expand our R&D team and provide more support to our self-developed courses; (3) cooperate with international continuing medical education providers to improve the quality and diversity of our courses.

Our MDMOOC Onsite Activities

In addition to our online presence, we also hold onsite activities to provide healthcare information and education services from time to time under our “MDMOOC” brand. Our onsite activities not only provide our healthcare professionals with medical knowledge and clinical skills but also another career path which enhance their professional competitiveness. Also, many of our onsite activities were accompanied with live steaming, which will be uploaded to our MDMOOC online platform.

For instance, in January 2019, we launched EWMA-certified (defined as below) wound-management collaboration training programs, covering the topics including but not limited to basic concepts of acute and chronic wounds, management of different levels of surgical and non-surgical wounds, the construction of different levels of wound centers, and medical staff collaboration in the process of wound management.

We cooperate with Beijing Chronic Disease Prevention and Health Education Research Association and Professor Yixin Zhang from the Ninth People’s Hospital of Shanghai Jiao Tong University School of Medicine to create courses titled “Essential Course for Wound Care Management” and “Advanced Course for Surgical Wound Treatment”. These courses have been certified and authorized by the European Wound Management Association (EWMA), a European not-for-profit umbrella organization, linking national wound management organizations, individuals and groups with interest in wound care. We plan to hold four (4) training programs for Essential Course for Wound Care Management and two (2) training programs for Advanced Course for Surgical Wound Treatment. Each program will accept no more than twenty (20) applicants who shall hold academic credential above undergraduate. We also require all applicants to have more than six-year working experience in the field of wound repair. We will issue a certificate to each of the applicant upon completion of the training as their proof of achievement and ability in the wound management and treatment. We believe that after attending these programs, our participants would acquire the basic capacity to lead a would-management department in a hospital.

Sunshine Health Forums-Healthcare Information and Education for the Public

We developed Sunshine Health Forum, a Wechat subscription account, Sunshine Health Forum mobile app, and Sunshine Health Forum.org, the official website providing links to download the mobile app for Android and IOS system and portals to leading we-media we have strategic relationships to improve the efficiency and effectiveness of the information acquisition for our users. The official website and mobile app are organized by different types of medical disease. We establish one school for each disease to make it easier for the public to obtain information they would like to know. As of the date of this Annual Report, we have opened nearly 150 forums, with more than an aggregate of 5.1 million subscriptions and an aggregate of 1.3 billion click-through. We have established our partnership with the following we-media platforms, including but not limited Toutiao.com, WeChat official accounts platforms, Yidianzixun.com, Douyin.com, CN-Healthcare.com, iQiyi, Youku, and Huoshan.com.

Our Content

We strive to provide our users with the broad range of high-quality and engaging original content on different healthcare areas. We believe that reliable and well-crafted content provides the necessary information that users seek on our platform and improve the medical professional community. Our content is available in a variety of rich media formats on our online platform, generated by users of all levels of experience and medical professionals, including short-form videos, and featured articles.

●	Short-form Videos -- We believe we have established a proven approach to producing popular, original, short-form videos and have continually released popular original titles and series, covering different popular healthcare topics, such as Standardized Diagnosis and Treatment of Skin Infections in Primary Practice, Emergency Experience Anti-infection Treatment, and Knee Osteoarthritis Treatment. Our experienced and large pool of in-house editors incubate original ideas and present them in video format and collaborate closely with medical professionals in the content creation process.

●	Featured Articles -- Our in-house content team and resources of well-known healthcare professionals bring our assessment and analysis of the latest medical theories and information to our users through featured articles. We closely work with healthcare professionals to ensure our high-quality science content. With our self-generated resource library of healthcare professionals, we can easily reach out to the relevant experts when an online course focusing on certain medical area is required. We currently have 200 medical editors that are responsible for the quality of our daily post of articles for Sunshine Health Forum. In addition to healthcare content, our articles cover a wide spectrum of user interests, ranging from career development to continuing education. Users can conveniently access these informational articles via on our MOOC Medical mobile app. Also,

●	Integration with Major Social Media Networks in China -- We distribute our content through all major social network and media platforms in China, encouraging followers and readers to share and repost our content we generate via Sunshine Health Forum, which amplifies our brand image and enables us to reach a larger audience. The average daily views of all our social media content on third-party platforms was over 2 million. Our comprehensive and rich content provides us with continuous monetization opportunities. Through advertisements embedded within the content on our platform and social network networks, we get $1with every view of our articles.

MDMOOC offers two distinct types of high-quality content to users:

1.	Original, exclusive and proprietary content.

Our original content is written exclusively for MDMOOC by medical experts, many of whom are nationally renowned in their specialties. This content includes:

●	Practice Improvement (PI) – a problem-based and case-based form of healthcare course, which integrates state-of-the-art treatment information and clinical cases for particular diseases into interactive practice modules.

●	Community of Practice Share (COPS) -- an online and live clinical experience sharing platform that creates the most effective discussion in a particular healthcare domain or medical area due to the common interests of the users. Through the process of information and experiences sharing, users will learn from each other and have opportunities to their knowledge and awareness of certain healthcare area.

●	Continuing Professional Development (CPD) – discussions and articles focusing on the future development and the differences between Continuing Medical Education (CME) and Continuing Professional Development (CPD), also includes general information of physician competency framework and Meta-analysis.

●	Opening Courses -- an online healthcare video collection, including authoritative evaluations of significant new changes in therapies and highlights of selected presentations at major medical conferences; and

●	Medical Journals Hypothesis -- peer-reviewed, electronic medical journals and hypothesis covering, cardiology, oncology, psychiatry, orthopedics, diabetes mellitus, amyotrophy, hepatology, gastroenterology.

2.	High-quality case library

MDMOOC provides its users access to a clinical case-share library via Internet and mobile application. Our case library has more than 26,000 clinical cases elaborating general patient data, the diagnosis after admission, and academic discussions. Our users can easily locate the cases most related to them by searching the keywords and selecting the medical fields while they encounter similar medical phenomenon in their practice.

Our User Services

We offer a number of services that complement our high-quality content offerings and make MDMOOC a preferred professional destination site.

Continuing Medical Education. Pursuant to the Provisions on Continuing Medical Education issued by PRC Health Department, physicians and selected other medical professionals are required to certify annually that they have accumulated a minimum number of continuing medical education hours to maintain licensure. MDMOOC offers our professional users what we believe is one of the largest online libraries of continuing medical education programs. Our extensive continuing medical education programs are produced in association with entities accredited by the PRC Health Department, such as Chinese Medical Doctor Association and Chinese Journal of Continuing Medical Education. From the convenience of their home or office computer and mobile application, our professional users can obtain continuing medical education credits by accessing a variety of accredited editorial resources and programs including online journal articles, medical conferences, and open classes.

Physician self-uploaded courseware. We offer our users registered as physicians, nurses, medical technologists, and medical students the opportunity to create courseware for their medical practices and upload them to MDMOOC that can be accessed by other healthcare professionals. We believe these courseware sharing function will keep MDMOOC’s high-quality medical information at the center of the communication between healthcare professionals, and keep the healthcare professionals at the center of the healthcare dialogue.

Through our warm and supportive social community, users are able to improve their healthcare skills through the communications with each other. Moreover, filled with user experience and active healthcare experts interaction, our platform enables our users to gain personal psychological support during the learning process, thereby further increasing the reliability of our platform.

Registered Users

To utilize all of the features of MDMOOC online platforms, users must register. This information enables us to deliver targeted medical content based on our users’ registration profiles. MDMOOC website and mobile app share the same login information of one user. Our Wechat subscription account does not require registration. As of December 31, 2019, we have over 470,000 registered medical professionals worldwide, an increase of 47% from December 31, 2018 and 140% from December 31, 2017. In 2019, MDMOOC website recorded an aggregate of 1.15 million users’ visits reached.

To encourage initial use, our consumer sites will allow visitors to access selected features without registering as users. Visitors, however, will have to register as users to have access to all the features of our consumer sites, including the interactive programs such as health diaries.

Registration information will also enable us to deliver targeted advertising messages to the specific audience profile our customers seek to reach either through MDMOOC or our consumer sites, or both. For example, through MDMOOC, an oncologist in Beijing, China can be targeted with different messages than a cardiologist in Shanghai, China. The same targeting capabilities will be offered on Sunshine Health Forum.org, where a consumer interested in diabetes can be targeted with different messages than a consumer interested in cancer.

Editorial, Design And Production

Our editorial staff has strong medical background, most of whom graduated from well-known medical universities, such as Shanxi Medical University, Beijing University of Chinese Medicine, Donghua University, and have more than ten-year work experience in relevant areas. As of December 31, 2019, our editorial, design and production staff consisted of 26 professionals who are all experienced medical editors, writers and producers. We intend to significantly increase our number of editors as we add additional medical specialty areas.

We have an easy-to-use interface that incorporates original and proprietary content written by medical experts with an extensive library of licensed content and medical databases. We seek to be the premier online information resource in each of our medical specialty areas. To support this effort, we cover major medical conferences in many specialties and plan to attend over 50 different conferences in China, with our editors and medical experts summarizing and reporting on the breaking medical research and news delivered at these events.

Also, we communicate with our healthcare experts on a daily basis, which helps us timely receive their new ideas and thoughts from their clinical practice and academic study.

Our Customers

Our customers are enterprises, non-for-profit organizations (“NFP”), and medical journals, primarily located in China. Our terminal customers and end-users are healthcare professionals, nurses, doctors and other healthcare workers.

Our enterprise customers are pharmaceutical enterprises, healthcare enterprises engaged in researches and develops pharmaceuticals, vaccines, and consumer healthcare products, pharmaceutical enterprises that engages in drug innovation, manufacturing, and marketing, and medical journals.

Our NFP customers, most of whom are sponsored by pharmaceutical enterprises for the production of the training courses for specific healthcare topics, are charity organizations, national public foundations, and nonprofit national association, which are governed by provincial and regional government agencies and commissions. Government agencies include the National Health and Family Planning Commission (NHFPC) and Ministry of Civil Affairs.

For the fiscal year ended December 31, 2019, we generated revenue from a total of 75 customers, of which 24 customers were NFP and 51 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2018, we generated revenue from a total of 71 customers, of which 15 were NFP and 56 were pharmaceutical enterprises. For the fiscal year ended December 31, 2017, we generated revenue from a total of 70 customers, of which 14 customers were NFP and 56 customers were pharmaceutical enterprises.

We generate our revenues from a relatively small number of customers. For the fiscal years ended December 31, 2019, 2018 and 2017, our pharmaceutical enterprise customers accounted for 27.6%, 60.1% and 80.7% of our total revenues, respectively. For the fiscal years ended December 31, 2019, 2018 and 2017, our NFP customers accounted for 72.4%, 39.9% and 19.3% of our total revenues, respectively. The sharp decrease of revenues generated by pharmaceutical enterprises customers as a percentage of total revenue was mainly because the pharmaceutical enterprises placed more orders through NFP to attract more medical experts and professionals in the name of NFP.

We plan to expand our market coverage to international markets to service customers in different countries. We also intend to provide our solutions and services to corporate and government customers in the markets we intend to target.

Branding and Marketing

We believe that our rich content and satisfactory user experience have contributed to the expansion of our user base and the increase in user engagement, leading to a strong word-of-mouth effect that strengthens our brand awareness.

We promote our platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. We cooperate with third-party apps, popular search engines and social media platforms for online and mobile marketing. These online apps and websites promote MDMOOC and Sunshine Health Forum to those website users who are potentially interested in our contents. MDMOOC and Sunshine Health Forum gain a substantial growth of exposures in public and amounts of public subscribers under such precise measure of online audience delivery. We also conduct onsite marketing primarily in the form of donation activities with hospitals to improve our brand awareness.

Infrastructure, Operations and Technology

The success of our business is supported by our strong technological capabilities that enable us to deliver superior user experience and increase our operational efficiency. Our technology team, coupled with the large volume of data generated and collected on our platform each day, have created opportunities for continued improvements in our technology capabilities, empowering reliability, scalability and flexibility.

As of the date of this Annual Report, we had a technology team with approximately 16 engineers, including those focusing on technology development to support every aspect of our business operation and those focusing on underlying data and technology maintenance.

Big Data

We build proprietary big data analysis framework on our platform to improve operating efficiencies and user satisfaction. We leverage big data analytics and artificial intelligence technologies to enhance the accuracy of user behavior predictions and user profiling and optimize our operation, targeted content and user experience.

The seamless collaboration among our technology and operational teams, together with our big data analytics capability, result in improved operational efficiency for our company and our healthcare training service providers. Our data engineers are involved in all critical operational areas. They have thorough understanding of the computational needs from different business segments, and are therefore capable of providing technological support to address diversified needs in operating our platform.

Security and Data Privacy

We are committed to protecting information of all participants on our platform. We collect basic personal information and data, such as name, phone numbers, professional certificate code, and personal address, only with users’ prior consent. We do not provide sensitive user data to our medical company customers, NFP customers or other third-parties. In accordance with ISO27001 requirements, we establish, implement, maintain and continuously improve the information security management system.

We have a security team of engineers and technicians dedicated to protecting the security of our platform. Our back-end proprietary security system is capable of handling malicious attacks each day to safeguard the security of our platform and to protect the privacy of our users and healthcare training service providers. We back up our user and certain other critical forms of data on a daily basis in separate and various secured data back-up systems to minimize the risk of data lost. We encrypt confidential personal information we gather from our platform. To further ensure data security and avoid data leakage, we have established internal protocols under which we grant classified access to confidential personal data to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various teams.

Cloud Services

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operation efficiency. We utilize the system of a leading enterprise cloud service provider, Alibaba Cloud, in China so that we enjoy the instant scalability and robustness of cloud-based services.

Risk Management and Internal Control

We have adopted and implemented various policies and procedures to ensure rigorous risk management and internal control.

We are committed to complying with relevant laws and regulations on online content. We have invested significant resources in developing advanced content monitoring technologies, policies and procedures.

We maintain content management and review procedures to monitor short-form videos, featured articles, chat messages and other content on our platform to ensure that we are able to promptly identify content that may be deemed to be inappropriate, without scientific support or proof, in violation of laws, regulations and government policies or infringing upon third-party rights. When any inappropriate or illegal content is identified, we promptly remove the content. Further actions may also be taken to hold relevant content creators accountable.

We have an automated monitoring mechanism that serves as the first layer of defense in our content review system. This system automatically flags and screens out content that duplicates other content, or involve in appropriate or illegal audio, video, comments or texts. Once the content is processed by the automated monitoring mechanism, our system then extracts the content and sends to our manual content screening team, our second layer of defense, for further review. We have a dedicated team reviewing and handling content on our platform for compliance with applicable laws and regulations, and ensuring the quality of our content.

Research and Development (“R&D”)

Research and Development (“R&D”) is an integral part of our continued growth. Our R&D consists of product development and technology support. Our product development team is focused on market research and product development. We develop and update our products and services based on market conditions and government policies. Our product development team closely monitors the market to adjust and upgrade our existing educational products, and designs new products based on customers’ requests, Our technology team has experience in the development, design, operation and maintenance of platform products, servers and mobile apps, responsible for monitoring the performance of our websites, mobile apps and technology infrastructure to enable us to respond quickly to potential problems, updating and exploring new and advanced technologies and integrating them into our existing and new services.

As of the date of this Annual Report, we have 25 researchers in our product development team and 13 developers in our technology support team. Most of our R&D members have no less than 5 years of working experience and 30% R&D staff have master or doctor degree.

Our product development team is focused on market research and product development. We develop and update our products and services based on market conditions and government policies. Our product development team closely monitors the market to adjust and upgrade our existing educational products, and designs new products based on customers’ requests. We a analysis the information about concepts and forms of medical education by searching medical articles from medical journals, and attending medical conferences such as Global Alliance for Medical Education, or GAME annual meeting, and integrate the information into our programs. Also, we work with healthcare professionals to develop our programs. When starting to create any programs, we make face to face or telephone surveys and get the learning needs from healthcare professionals, such as medical knowledge, clinical skills, case sharing, and the desire to communicate with peers. We incorporate such needs into our program design. When developing our course module, the healthcare professionals, after review and test, may give us advice on the module to match the learning and thinking habits of physicians and allied healthcare professionals. After we complete the course production, we invite these professionals to do final review on the content to assure its correctness.

Our technology team are experienced in the development, design, operation and maintenance of platform products, servers and mobile apps. They are responsible for monitoring the performance of our online platform, updating and exploring new and advanced technologies and integrating them into our existing and new services.

During fiscal years 2019, 2018 and 2017, our R&D expenses were approximately $864,320, $1,447,949 and $943,253, respectively, representing 5.8%, 11.3% and 9.6% of our total revenues for fiscal years 2019, 2018 and 2017, respectively.

Intellectual Property

The PRC has domestic laws for the protection of rights in copyrights, trademarks and trade secrets. The PRC is also a signatory to all of the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (June 3, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);

●	Patent Cooperation Treaty (January 1, 1994); and

●	Agreement on Trade-Related Aspects of Intellectual Property Rights (November 11, 2001).

The PRC Trademark Law, adopted in 1982 and was most recently amended on April 23, 2019 and will become effective on November 1, 2019, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce of the PRC, handles trademark registrations and grants trademark registrations for a term of ten years.

Our intellectual property rights are important to our business. We rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We also rely on and protect unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position. We enter into confidentiality agreements with most of our employees and consultants, and control access to and distribution of our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of our technology is difficult and the steps we take may not prevent misappropriation or infringement of our proprietary technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources and could have a material adverse effect on our business, results of operations and financial condition. We require our employees to enter into non-disclosure agreements to limit access to and distribution of our proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by us or on our behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business must be kept confidential by such third parties. In the event of trademark infringement, the State Administration for Industry and Commerce has the authority to fine the infringer and to confiscate or destroy the infringing products.

Our primary trademark portfolio consists of 5 registered trademarks. Our trademarks are valuable assets that reinforce the brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 4 URL designations and domain names, including www.mdmooc.org, www.mdmooc.com, www.zhongxun.online, and ygjkclass.com.

We have registered for the following trademarks:

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587105	Approved	Fifth category: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments; Supplements; Medical nutrients; Glucose used as medical food additives; Medical nutritional food (cut-off)	2027.11.27	China
2	Zhongchao Medical Technology (Shanghai) Corp. Ltd		18418154	Approved	Category 9: Recorded computer programs (programs); computer software (recorded); recorded computer operating procedures; downloadable computer application software; electronic publications (downloadable software); computer programs (downloadable software); measuring devices; dosimeters; measuring instruments; inspection mirrors (cut-off)	2026.12.27	China
3	Zhongchao Medical Technology (Shanghai) Corp. Ltd		19719148	Approved	Category 38:Teleconference Services; Providing Internet Chat Room; Digital File Transfer; Video Conference Services; Providing Online Forum; Data Stream Transfer; Information Transfer; Television Broadcasting; Computer Aided Information and Image Transfer (Deadline)	2027.06.06	China
4	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587230	Approved	Category 44: health care; medical assistance; rental of medical equipment; treatment services; health counseling; dietary and nutritional guidance; dispensing; art therapy; massage; beauty services (deadline)	2027.11.27	China
5	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587258	Approved	Category 5: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments (cut-off)	2028.01.20	China

The following is a list of our patent applications:

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd	Search-result optimization method, installation, computer equipment and storage media	201910274403.8	Pending	200942	May 31, 2019	China

The following is a list of our copyrights that have been approved:

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	2015SR138679	Clinical Thinking Training Platform Software of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd	China	2015.04.30	2015.07.21
2	2017SR020431	Course Classification Query and Learning Application Software V1.0 of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd	China	null	2017.01.20
3	2017SR018299	COPS Practice Community Sharing Course PC Platform Software of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd	China	null	2017.01.19
4	2017SR023211	Application Software for Tracking and Effectiveness Analysis of Course Learning Report of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd	China	null	2017.01.23
5	2019SR0192049	Multidisciplinary Continuing Medical Education Digital Software V2.1 of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd	China	2018.8.12	2019.02.27

Facilities

Our headquarter and executive office is located in Shanghai, China and consist of approximately 223.7 square meter of office space under one lease which has been renewed and will expire on February 28, 2021. In addition to our headquarter, we lease space in Beijing and Shanghai. Rent expenses amounted to $307,864, $195,326 and $171,788 for the years ended December 31, 2019, 2018 and 2017, respectively.

We lease all of our facilities and do not own any real property. We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility	Address	Space (m2)

Beijing Office	Floor 8, Wangjing Building A, No. 9, Zhonghuan South Road, Chaoyang District, Beijing, China	712.6 square meters

Shanghai Office	Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China	223.7 square meters

Employees

As of the date of this Annual Report, we had a total of 91 full-time employees, of which 31 are in research and development, 17 are in sales and marketing, 32 are in technical and customer services, and 11 are in general administration.

We have standard employment, comprehensive confidentiality and non-compete agreements with our management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulation

Regulation Related to Online Services

Regulation Related to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SAPPRFT, on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by the SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined under the Audio-Visual Measures as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on April 25, 2016, effective as of June 1, 2016.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of China, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SAPPRFT promulgated Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues.

Regulation Related to Internet Live Streaming Services

On September 2, 2016, the SAPPRFT promulgated the Notice on Strengthening the Administration of Live Streaming Services of Internet Audio-Visual Program, which provided that any company without a License for Online Transmission of Audio-Visual Programs shall not operate audio-visual live streaming business and the live streaming programs provided by the qualified company shall not contain any content forbidden by laws and regulations.

On November 6, 2016, the CAC promulgated the Provisions on the Administration of Internet Live Streaming Services, or the Internet Live Streaming Provisions, effective December 1, 2016. “Internet live streaming service” is defined in the Internet Live Stream Provisions as the activities of continuously releasing real-time information to the public based on the internet in such forms as videos, audios, images and texts and the “internet live streaming service provider” is defined therein as an entity providing internet live streaming platform services. The Internet Live Streaming Provisions provide that internet live streaming service providers shall examine the true identity information of each internet live-streaming issuer, and complete the filing with local counterparts of the CAC.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises providing Internet Live Streaming Services, which provided that all the companies providing internet live streaming services shall complete the filing procedure with its local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such company.

Regulation Related to Internet Culture Activities

On February 17, 2011, Ministry of Culture (currently known as the Ministry of Culture and Tourism, MOCT) MOCT promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOCT. “Internet cultural activity” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products specially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

Regulation Related to Online Publishing

On June 27, 2002, the SAPPRFT and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in internet publishing to obtain an Internet Publishing License for engaging in internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “internet publishing” is broad and refers to the act by ICP services providers to select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. The “works” as defined under the Internet Publishing Measures include (i) contents from books, newspapers, periodicals, audio-visual products, electronic publications that have already been formally published or works that have been made public in other media, and (ii) all other edited or processed works of literatures, art, natural science, social science, engineering technology, etc.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect on March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents we post on our website, such as video-audio clips and course materials, may be deemed as online publications.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Decisions on Maintaining Internet Security which was enacted by the Standing Committee of the PRC National People’s Congress (“SCNPC”) in December 2000 and amended in August 2009, may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and in accordance with the specified purposes, methods and scopes. Any entity collecting personal information must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties, and is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the entity collecting personal information to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, which became effective from September 1, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services, or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC in November 2016, effective June 2017, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Regulation Related to Private Education

The laws and regulations governing foreign investments in private education institutions in China are complex and have been developing. Pursuant to the Catalog, which is the principal regulation governing foreign investment activities in China, foreign investments in pre-school education institutions, ordinary senior high schools and institutions of higher education fall within the foreign restricted category (limited to the form of sino-foreign cooperative joint ventures), and foreign investments in compulsory education institutions are prohibited. The Catalog does not provide specific restrictions on foreign investments in institutions like us that provide healthcare learning products and services to the public. Besides, pursuant to the PRC Regulations on Sino-foreign Cooperative Education (2013 Revision) and other education-related laws and regulations in China, foreign education institutions and other foreign organizations or individuals may not by themselves alone establish schools or other education institutions within China which mainly enroll Chinese citizens, and sino-foreign cooperative education institutions shall have corresponding qualifications and relatively high education quality.

Education Law of China

On March 18, 1995, the PRC National People’s Congress promulgated the PRC Education Law, or the Education Law. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. On December 27, 2015, the SCNPC published the Decision on Amendment of the Education Law, which took effect on June 1, 2016. The SCNPC narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law and was later amended on November 7, 2016 and December 29, 2018, the amendment of which took effect on December 29,2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. The Private Education Law and the Private Education Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government funds in China, such schools or educational organizations established using non-government funds are referred to as “private schools.”

According to the amended Private Education Law, establishment of private schools for academic education, pre-school education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs (“MCA”), or its local counterparts as a private non-enterprise institution. Entities and individuals may choose to establish non-profit private schools or for-profit private schools at their own discretion. Nonetheless, for-profit private schools that are engaged in compulsory education are not allowed.

On December 30, 2016, the Ministry of Education (“MOE”), the SAIC and the Ministry of Human Resources and Social Security (“MOHRSS”) jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools. Pursuant such rules, the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC. In addition, it also provides that for-profit private training institutes shall be analogically governed by these Implementation Rules on the Supervision and Administration of For-profit Private Schools.

On August 31, 2017, SAIC and MOE jointly promulgated the Notice of the State Administration for Industry and Commerce and the Ministry of Education on the Work Concerning the Administration of the Name Registration for For-profit Private Schools, which came into effect on September 1, 2017. Such notice provides that the industry expression in the name of the private culture education institutions shall typically include “training school /center,” such as “curriculum training school/center,” “extra-class education school/center,” “self-learning school/center,” “tutorship school/center,” “extra tutoring for examinations school/center” and “extra tutoring school/center” and such industry expression is allowed to embody the disciplines and characteristics of such education institution.

In August 2018, the State Council issued the Opinion on the Regulation of the Development of Extracurricular Training Institutions, or the New Opinion, which primarily regulates extracurricular training institutions targeting K-12 students. The New Opinion reiterates prior guidance that extracurricular training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements; for example, extracurricular training institutions are required to (i) have a fixed training premise that conforms to specified safety criteria, with an average area per student of no less than 3 square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire any teachers who are working concurrently in primary or secondary schools. Extracurricular training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission. The training content of extracurricular training institutions is not to exceed the corresponding national curricular standards and training progress is not to be more accelerated than the corresponding progress of local schools. According to the New Opinion, extracurricular training institutions are also required to disclose relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 20:30 each day. Tuition can only be collected for courses in three months or a shorter installments. Additionally, the New Opinion requests that competent local authorities formulate relevant local standards for extracurricular training institutions within their administrative area.

Regulation Related to Online and Distance Education

Pursuant to the Interim Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE, on July 5, 2000, educational websites may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an internet service provider. Setting up education websites is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to Be Retained, pursuant to which the administrative license for “educational websites” was not retained.

On February 3, 2016, the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, further explicitly withdrew the approval requirements for operating educational websites as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai (collectively, the “Shanghai Implementation Regulations”). Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to the institutions that provide training services only through internet will be further promulgated separately. However no specific administration measures regarding the institutions offering training service only through internet have been promulgated by Shanghai government as of the date of this Annual Report.

Legal Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and became effective from June 1, 1993, and was last amended on February 26, 2010 and became effective as of April 1, 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and became effective from March 1, 1983, and was most recently amended on April 23, 2019 and will become effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on September 4, 1992 and became effective from January 1, 1983, and was most recently amended on December 27, 2008, and was most recently amended on December 27, 2008 and became effective on October 1, 2009, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Pursuant to the Administrative Measures for Internet Domain Names of China, which was recently amended by the Ministry of Industry and Information Technology on August 24, 2017 and became effective on November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. And the principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on schedule. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar shall write it off and notify the holder of the domain name in written form.

Regulations on Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal written contract has been made, a written labor contract shall be entered into within one month from the commencement date of the employment.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, and became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security on September 6, 2011, and became effective on October 15, 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

According to the Reform Plan of the State Tax and Local Tax Collection Administration System ( the “Reform Plan”), which was issued by the General Office of the Communist Party of China and the General Office of the State Council of the PRC On July 20, 2018. Under the Reform Plan, beginning from January 1, 2019, tax authorities will be responsible for the collection of social insurance contributions in the PRC. Pursuant to the Urgent Notice of the General Office of MOHRSS on Effectively Implementing the Spirit of the Standing Meeting of the State Council and Effectively Conducting the Collection of Social Insurance Premiums in a Stable Manner (the “Urgent Notice”), which was issued by the General Office of the MOHRSS on September 21, 2018, before the reform of the social insurance collection authorities being in place, the relevant levying policies, including the base and rate of the social insurance premiums, shall remain unchanged. The Urgent Notice also clarified that it is strictly prohibited for the local authorities themselves to organize and conduct centralized collection of enterprises historical social insurance arrears. On April 1, 2019, the General Office of the State Council of the PRC issued the Comprehensive Program on Reduction of Social Insurance Premiums, which generally reduced the social insurance contribution burden of enterprises, and re-emphasized that local authorities shall not conduct centralized collection of enterprises historical social insurance arrears before a uniform policy is published.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB 10,000 to RMB 50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations on Tax in the PRC

Income Tax

In January 2008, the PRC Enterprise Income Tax Law (“EIT Law”) took effect, which was last amended by the Standing Committee of the National People’s Congress on December 29, 2018. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. The PRC Enterprise Income Tax Law defines “resident enterprise” as an enterprise established outside of the territory of China but with its “de facto management body” within China, which will also be subject to the 25% enterprise income tax rate. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprises income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

The State Administration of Taxation (“SAT”) has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Interim Measures for the Administration of Remittance of Income Tax for Non-Resident Enterprise Withheld at Source (the “Interim Measures”) which became effective on January 1, 2009, the Notice of the SAT on Strengthening the Administration of Enterprise Income Tax on Gain Derived from Equity Transfer Made by Non-Resident Enterprise (the “Notice”) which became effective on January 1, 2008, the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Circular 37”) which was promulgated on October 17, 2017 and became effective on December 1, 2017 and the Public Notice of the SAT Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises (the “Public Notice 7”) which became effective on February 3, 2015.

The SAT Circular 37 amended some provisions in Public Notice 7, repealed the Interim Measures and the Notice and simplifies procedures of withholding and payment of income tax levied on non-resident enterprises. Pursuant to these rules and notices, where a non-resident enterprise investor transfers equity interests or other taxable assets in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. In addition, Public Notice 7 provides clear criteria on how to assess reasonable commercial purposes.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The rate of VAT is 17%, 11% or 6% in certain limited circumstances depending on the product type.

On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of Adjustment of Value-added Tax Rates which declared that the VAT tax rate in regard to the sale of goods, provision of processing, repairs and replacement services and importation of goods into China shall be reduced from the previous 17% and 11% to 16% and 10% respectively from May 1, 2018.

According to the Announcement of the MOF, the SAT and the General Administration of Customs on Relevant Policies for Deepening Value-added Tax Reform promulgated on March 20, 2019 and became effective on April 1, 2019 (the “Announcement”), for the VAT taxable sales or imports by a general taxpayer of VAT, the applicable tax rate shall be adjusted to 13% from the original 16% and to 9% from original 10%.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT, the PRC began to launch taxation reforms in a gradual manner in January 1, 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with a SAT circular that took effect on May 1, 2016, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC, which was promulgated by SCNPC on December 29, 1993 and became effective on July 1, 1994 and subsequently amended on December 25,1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the Foreign Investment Enterprise Law (1986) and its detailed rules, Foreign Investment Law, which was promulgated by SCNPC on March 15, 2019 and will become effective on January 1, 2020.

Under these regulations, wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37. On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed.

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

Pursuant to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (the “SAFE Circular 13”), which was promulgated by SAFE on February 13, 2015 and became effective on June 1, 2015, the power to accept foreign exchange registration was delegated from local foreign exchange bureau to local commercial banks where the assets or interest in the domestic entity was located.

Regulation Related to M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through VIE Arrangements or offshore transactions.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, Foreign Investment Law, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

Regulations Relating to Foreign Investment

The Guidance Catalogue and Negative List

Any investments conducted by the foreign investors and foreign enterprises in the PRC shall be subject to the Catalogue of Industries for Guiding Foreign Investment (the “Guidance Catalogue”), the latest version of which was promulgated by the MOFCOM and the NDRC on June 28, 2017 and came into effect since July 28, 2017. The Guidance Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments to PRC. In addition, in June 30, 2019, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 30, 2019. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists.

As a provider of health information, healthcare education and training services to healthcare professionals and the public in China, we offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products. As of the date of the Annual Report, we have the Internet Content Provider License under our consolidated VIE, and it falls within the restricted foreign investment for value-added telecommunications services that foreign ownership may not be more than 50%. We also have the Radio and the TV Program Production and Business License under our consolidated VIE and it falls within the prohibited foreign investment for making and editing radio and TV programs. In addition, if the competent PRC government authorities determine that our business operations of health information, healthcare education and training services are subject to the licensing requirements for internet audio-visual programming, internet culture business operating and online publishing (See “Risk Factor—Risks Related to Doing Business in China—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs”, and “Risk Factors—Risks Related to Doing Business in China—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”), we may be required to obtain the Online Transmission of Audio-Visual Programs License, Internet Culture Business Operating License and Online Publishing License, which fall into the category of prohibited foreign investment. Our business activities other than the abovementioned are not set out in the Negative List or any encouraged catalogue.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. Based on our understanding of the current PRC Laws, the Foreign Investment Law does not explicitly classify VIE Arrangements as a form of foreign investment and our VIE Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect. However, the Foreign Investment Law contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for VIE Arrangements as a form of foreign investment, at which time it will be uncertain whether our VIE Arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our VIE Arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE Arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities (“FIEs”), except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our consolidated VIE through VIE Arrangements are deemed as foreign investment in the future, and any business of our consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the VIE Arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such VIE Arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating results

Overview

We are a provider of healthcare information, education, and training services to healthcare professionals and the public in China. We offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products, consisting primarily of clinical practice training, open classes of popular medical topics, interactive case studies, academic conference and workshops, continuing education courses, and articles and short videos with educational healthcare content to healthcare professionals as well as the public.

We commenced our operation, through Zhongchao Shanghai, in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since our inception, we have focused on developing our information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver our information services, education programs and training products.

We provide our healthcare information, education, and training services to the healthcare professionals under our “MDMOOC” brand. As of the date of this Form 20-F, our MDMOOC online platform has more than 560,000 registered users and a database of more than 2 million healthcare experts including over 700,000 physicians, and 1,300,000 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with us to develop training programs on needed basis.

We provide our healthcare educational content to the public via our “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public.

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through our platforms, we have been engaged by certain customers on a project basis to establish individual columns on our MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. We establish online columns to facilitate qualified patients to obtain free drug treatment from for-profit organizations (“NFPs”) till the earlier of the expiration of contract period or the free drugs are completely delivered. For each column, we plug in features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information(such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). Those customers are existing customers of us. They provide those drugs sponsored by pharmaceutical companies without charge to qualified patients and we charge those customers on our services in connection with the online columns and related training and management. In this way, we believe not only can we facilitate the clinical application of those drugs, but also benefit patients.

As of the date of this Annual Report, we have established nearly 20 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under this patient-aid project has reached nearly 20,000 by the end of 2019. We have also planned to launch another 3 or 4 columns for the treatment of rare diseases, including Fabry disease and Gaucher disease in mid-2020. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases double by the end of 2020, coving an aggregate of nearly 40,000 patients.

Recent developments

In mid-January 2020, the Company launched a COVID-19 (“coronavirus”) curriculum (the “Curriculum”) its MDMOOC platform (www.MDMOOC.org). The Curriculum provides over 60 courses covering a wide range of medical specialties including anesthesiology, surgery, oncology, obstetrics and gynecology, pediatrics, infectious disease, respirology, critical medicine and psychiatry. The Curriculum includes both free online courses developed independently by the Company and customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations (the “Partners and Sponsors”). The Curriculum has been successively distributed through the Company’s web portals, mobile APP, WeChat subscription accounts, as well as social media channels, providing much-needed help to the medical workers who are at the forefront of the fight against the coronavirus. The Company expects to generate revenues over $1.5 million in revenues from the Curriculum in the six months ended June 30, 2020.

By the end of March, 2020, the Sunshine Health Forums has hit a major milestone with accumulative subscribers and click-throughs (since its launch in mid-2016) exceeding 5.1 million and 1.3 billion, respectively.

On April 24, 2020, we launched the virtual seminar series (the “Virtual Seminar Series”) aiming to connect global healthcare professionals through knowledge and experience sharing in their fight against the coronavirus pandemic which has swept the world, infecting more than 2.6 million people in 210 countries and territories. The Virtual Seminar Series are jointly hosted by the Beijing Medical and Health Foundation and sponsored by Chiesi Pharmaceutical (Shanghai) Co., Ltd. The first panel session on neonatology (the “Session”) was scheduled for 7:30 a.m. – 9:30 a.m., EST, on Friday, April 24, 2020. The Session was jointly moderated by Dr. Lizhong Du, a renowned neonatologist and professor at Zhejiang University of China, and Dr. Anna Lavizzari, professor of Neonatal and Perinatology at University of Milan of Italy, with panelists from 7 countries including Brazil, China, Italy, Norway, Poland, Spain and Turkey. Live streaming of the Session was available free for global neonatologists at www.mdmooc.org.

The Company’s business operations could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first reported in the City of Wuhan, Hubei, China. The Company’s corporate headquarter is located in Shanghai, China, where any outbreak of contagious diseases and other adverse public health developments could be adverse on the Company’s business operations. For more details of the impact by the outbreak of COVID-19, please see risk factor “The impact of the continued outbreak of COVID-19 on the Company’s business operations is currently uncertain” on page 14.

The Initial Public Offering

On February 26, 2020, the Company completed its initial public offering of 3,000,000 Class A Ordinary Shares, $0.0001 par value per share (the “IPO”). The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $12.0 million, and net proceeds of approximately $9.97 million. The registration statement relating to the IPO also covered the underwriters’ Class A Ordinary Shares purchase warrants and the Class A Ordinary Shares issuable upon the exercise thereof in the total amount of 450,000 Class A Ordinary Shares. Each three-year warrant entitles the warrant holder to purchase the Company’s shares at the exercise price of $5.0 per share and is not be exercisable for a period of 180 days from February 21, 2020. Our Class A Ordinary Shares began trading on the NASDAQ Capital Market on February 24, 2020 under the ticker symbol “ZCMD”.

On February 28, 2020, the Company closed on the partial exercise in the over-allotment option to purchase an additional 315,003 Class A Ordinary Shares of the Company by Network 1 Financial Securities Inc., the lead underwriter in connection with the Company’s U.S. firm commitment underwritten IPO, at the IPO price of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $1.26 million, in addition to the IPO gross proceeds of $12.0 million, or combined gross proceeds in this IPO of approximately $13.26 million, before underwriting discounts and commissions and offering expenses.

Key Factors that Affect Operating Results

We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing, scalability of infrastructure and price. The combination of our large user base, professional database and high quality education content position us to be a leading provider of healthcare information, education, and training services to meet the needs of healthcare organizations and professionals and will continue to contribute to our growth and success.

We believe the following factors drive our success:

-	Acknowledged by leading pharmaceutical enterprises

-	Reliable Professional Content Production

-	Well Organized and Easy-To-Use Websites and Apps

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Years Ended December 31,
	2019	2018	2017
Revenues	$14,882,763	$12,865,870	$9,816,312
Cost of revenues	(4,655,827)	(4,456,353)	(3,970,068)
Gross Profit	10,226,936	8,409,517	5,846,244

Operating Expenses
Selling and marketing expenses	(3,196,469)	(2,261,258)	(2,715,201)
General and administrative expenses	(2,524,003)	(1,425,663)	(1,139,165)
Research and development expenses	(864,320)	(1,447,949)	(943,253)
Total Operating Expenses	(6,584,792)	(5,134,870)	(4,797,619)

Income from Operations	3,642,144	3,274,647	1,048,625

Interest income, net	211,479	191,609	17,331
Other income, net	534,020	37,364	275,019
Income Before Income Taxes	4,387,643	3,503,620	1,340,975

Income tax (expenses) benefits	(387,144)	(502,131)	153,953

Net Income	$4,000,499	$3,001,489	$1,494,928

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, assistance in patient-aid projects, and other consulting and academic support services.

Revenues increased by $2,016,893, or 16% from $12,865,870 for the fiscal year ended December 31, 2018 to $14,882,763 for the fiscal year ended December 31, 2019. The increase was mainly caused by increase in revenues from assistance in patient-aid projects with our launch of the service towards the end of 2018.

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through our platforms, we have been engaged by certain customers on a project basis to establish individual columns on our MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. We establish online columns to facilitate qualified patients to obtain free drug treatment from NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. For each column, we plug in features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”).

For the fiscal year ended December 31, 2019 and 2018, we earned a high gross profit margin of 69% and 65%, respectively. The higher gross profit margin for the year ended December 31, 2019 was attributable to our assistance in patient-aid projects, which we incurred lower outsourced service costs than medical training and education services and thus generated a higher profit margin. The Company expected to maintain the high profit margin in the future with increasing assistance services in patient-aid projects.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, salary and welfare expenses incurred by the key members of the editorial, design and production team, and labor cost for patient-aid projects.  The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other media expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling, accommodation and media expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenues increased by $199,474, or 5%, from $4,456,353 for the fiscal year ended December 31, 2018 to $4,655,827 for the fiscal year ended December 31, 2019. The increase of cost of revenues was in line with the increase of revenues.

Selling and marketing expenses

Selling and marketing expenses increased by $935,211, or 41%, from $2,261,258 for the fiscal year ended December 31, 2018 to $3,196,469 for the fiscal year ended December 31, 2019. The increase was mainly attributable to an increase of $680,502 in advertising expenses as a result of promoting the Sunshine Health Forums which achieved an accumulative subscribers and click-throughs exceeding 5.1 million and 1.3 billion by March 31, 2020, and an increase of $197,612 in payroll and welfare expenses as a result of an increase of share-based compensation expense of $107,368 and an increase in payroll and welfare expenses of $90,244, which was driven by an increase of 3  headcounts of salespersons and an increase of per-person salary expenses in the year ended December 31, 2019.

General and administrative expenses

General and administrative expenses increased by $1,098,340, or 77%, from $1,425,663 for the fiscal year ended December 31, 2018 to $2,524,003 for the fiscal year ended December 31, 2019. The increase was mainly attributable to an increase of $402,964 in salary and welfare expenses which was driven by an increase of share-based compensation expense of $67,099 and an increase in payroll and welfare expenses of $335,865 which was caused by combining effects of increased labour cost of IT department charged to general and administrative expenses for IT maintenance as a result of less research and development tasks and increase in package of employees, an increase of $91,798 in entertainment expenses which is in line with the business expansion, an increase in office rental expenses of $112,538 as the Company entered into two new lease contracts in March 2019, and an increase in professional fees of $338,662 incurred for IPO audit.

Research and development expenses

Research and development expenses decreased by $583,629, or 40%, from $1,447,949 for the fiscal year ended December 31, 2018 to $864,320 for the fiscal year ended December 31, 2019. The decrease was mainly attributable to a decrease of $211,928 in salary and welfare expenses which was driven by less research and development tasks required of IT department and more labour cost of IT department charged to general and administrative expenses for IT maintenance, and a decrease of $371,701 in software and related intellectual property expenses which was used in 2018 to develop an extensive library of licensed content and medical database.

Other income, net

Other income, net was primarily consisted of government subsidies, netting off against donations made to NFPs. The other income, net increased by $496,656, or 1,329%, from $37,364 for the fiscal year ended December 31, 2018 to $534,020 for the fiscal year ended December 31, 2019. The increase was caused by the Company’s recognition of government grants of $506,652 as a reward for development of medical database and online medical lectures sharing application and cloud system during the fiscal year ended December 31, 2019.

Income tax expenses

We had income tax expenses of $387,144 for the fiscal year ended December 31, 2019, as compared to $502,131 for the fiscal year ended December 31, 2018.

Current income tax expenses increased by $264,075 from $441,156 for the fiscal year ended December 31, 2018 to $705,231 for the fiscal year ended December 31, 2019. The increase was primarily caused by increase of $210,102 in current income tax expenses incurred by Zhongchao Shanghai as a result of increasing taxable income generated by Zhongchao Shanghai.

Deferred income tax expenses changed from deferred tax expenses of $60,975 for the fiscal year ended December 31, 2018 to deferred tax benefits of $318,087 for the fiscal year ended December 31, 2019. The change was mainly caused by an increase of $267,847 in deferred tax benefit from non-deductible advertising expenses, as the Company incurred increasing advertising fees in promotion of its Sunshine platform during the fiscal year ended December 31, 2019, and a change of $95,497 from deferred tax expenses in 2018 to deferred tax benefits from net operating losses, as the Company utilized more net operating losses brought forwards in the fiscal year ended December 31, 2018 as compared with incurring net insignificant operating losses in certain subsidiaries in the fiscal year ended December 31, 2019.

Net income

As a result of the foregoing, our net income increased from $3,001,489 for the fiscal year ended December 31, 2018 to $4,000,499 for the fiscal year ended December 31, 2019.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, and other consulting and academic support services.

Revenues increased by $3,049,558, or 31% from $9,816,312 for the fiscal year ended December 31, 2017 to $12,865,870 for the fiscal year ended December 31, 2018. The increase was caused by increasing orders from our existing customers with our increasing acknowledgement among the pharmaceutical enterprises customers and NFP customers.

For the fiscal year ended December 31, 2018 and 2017, we earned a high gross profit margin of 65% and 60%, respectively. The high gross profit margin was attributable to our reputation acknowledgement among leading pharmaceutical enterprises with our capability to design and produce of high-quality professional content. The Company expected to maintain the high profit margin in the future.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and salary and welfare expenses incurred by the key members of the editorial, design and production team. The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenues increased by $486,285, or 12%, from $3,970,068 for the fiscal year ended December 31, 2017 to $4,456,353 for the fiscal year ended December 31, 2018. The increase was mainly attributable to an increase of $325,732 in professional service fees with an increase of charge rates of outsourced experts, and an increase of $127,525 in travelling expenses as increased number of end users including healthcare professionals, nurses and doctors were invited to our offline seminars.

Selling and marketing expenses

Selling and marketing expenses decreased by $453,943, or 17%, from $2,715,201 for the fiscal year ended December 31, 2017 to $2,261,258 for the fiscal year ended December 31, 2018. The decrease was mainly attributable to a decrease of $446,839 in advertising expenses, as the Company decreased its expenditures in certain cities where it gained expected reputation in medical healthcare industry.

General and administrative expenses

General and administrative expenses increased by $286,498, or 25%, from $1,139,165 for the fiscal year ended December 31, 2017 to $1,425,663 for the fiscal year ended December 31, 2018. The increase was mainly attributable to an increase of $186,400 in salary and welfare expenses as a result of combining effects of an increase of around 6 headcounts in supporting functions and increase in package of employees, an increase of $40,768 in entertainment expenses which is in line with the business expansion, and an increase in office rental expenses of $23,539 as the Company entered into a new lease contract for its Beijing office in May 2017.

Research and development expenses

Research and development expenses increased by $504,696, or 54%, from $943,253 for the fiscal year ended December 31, 2017 to $1,447,949 for the fiscal year ended December 31, 2018. The increase was mainly attributable to an increase of $237,710 in salary and welfare expenses as a result of combining effects of an increase of around 8 headcounts in IT department and increase in package of employees, and an increase of $266,986 in software and related intellectual property expenses which was used to develop an extensive library of licensed content and medical database.

Other income, net

Other income, net was primarily consisted of government subsidies, netting off against donations made to NFPs. The other income, net decreased by 237,655, or 86%, from $275,019 for the fiscal year ended December 31, 2017 to $37,364 for the fiscal year ended December 31, 2018. The decrease was caused by the Company’s recognition of government grants of $221,995 as a reward for its successful IPO listing on the National Equities Exchange and Quotations Co., Ltd. (“NEEQ”) upon receipt of cash during the fiscal year ended December 31, 2017.

Income tax (expenses) benefits

We had income tax expenses of $502,131 for the fiscal year ended December 31, 2018, as compared to income tax benefits of $153,953 for the fiscal year ended December 31, 2017.

Current income tax expenses increased by $441,156 from $nil for the fiscal year ended December 31, 2017 to $441,156 for the fiscal year ended December 31, 2018. The increase was caused by increase of $137,802 in current income tax expenses incurred by Zhongchao Shanghai, who was subject to an income tax rate of 12.5% for the fiscal year ended December 31, 2018 while 0% for the fiscal year ended December 31, 2017, and an increase of $303,354 in current income tax expenses incurred by Zhongxun Shanghai and Shanghai Maidemu, both of which made net income for the fiscal year ended December 31, 2018 while incurred net loss for the fiscal year ended December 31, 2017.

Deferred income tax expenses changed from deferred tax benefits of $153,953 for the fiscal year ended December 31, 2017 to deferred tax expenses of $60,975 for the fiscal year ended December 31, 2018. The change was mainly caused by a decrease of $284,263 in deferred tax benefit from advertising expenses, as the Company launched online medical course business in the end of the year ended December 31, 2016 and incurred significant investments in promotion of its online platform since the fiscal year ended December 31, 2017, netting off against a decrease of $119,472 in deferred tax expenses from net operating losses, as the Company utilized more net operating losses brought forwards in the fiscal year ended December 31, 2017 than in the fiscal year ended December 31, 2018.

Net income

As a result of the foregoing, our net income increased from $1,494,928 for the fiscal year ended December 31, 2017 to $3,001,489 for the fiscal year ended December 31, 2018.

Taxation

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Zhongchao HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

Zhongchao WFOE, Zhongchao Shanghai and Shanghai Maidemu are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Shanghai Zhongxun, Shanghai Jingyi and Shanghai Huijing qualify as Small and Low Profit Enterprises, and are subject to a preferential EIT of 10%. Horgos Zhongchao and Horgos Zhongchao Zhongxing qualify as Enterprises in Underdeveloped Areas, and is subject to 0% EIT for a period of five years since it generated revenues.

Entities qualifying as Software Development Enterprises enjoy a preferential tax treatment of income tax exemption for the first two years, and 50% reduction of rate (i.e. 12.5%) for the next three years. Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Qualified as a Software Development Enterprise and a High and New Technology Enterprise, Zhongchao Shanghai received the preferential tax treatments from the year ended December 31, 2016, and was exempted from income taxes for the years ended December 31, 2016 and 2017, applied a preferential income tax rate of 12.5% for the years ended December 2018 through 2020, and a preferential income tax rate of 15% from the year ended December 31, 2021 and thereafter.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities is entitled to deduct 175% research and development expenses against income to reach a net operating income.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

●	Basis of presentation

The accompanying audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

●	Principal of consolidation

The consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries, and consolidated VIE and its subsidiaries for which the Company is the primary beneficiary.

All transactions and balances among the Company, its subsidiaries and consolidated VIE have been eliminated upon consolidation.

●	Revenue recognition

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 605 and therefore there was no material changes.

In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost plus margin approach, if the standalone selling price of each performance obligation is not observable.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment.

Advances from customers consists of payments received related to unsatisfied performance obligations at the end of the period.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Medical training and education services

The Company designs and provides both online and offline medical training and education courses to physicians and allied healthcare professionals (the “training and education services”). The Company identifies a single performance obligation from contracts for both offline and online medical training and education services. The Company recognizes revenue at the point of provision of services.

Offline medical training and education services courses – though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers is integration of all of these service commitments.   The Company concludes that these service commitments are highly dependent with each other, in the context of the contract term. Thus, these service commitments are not distinct from each other, and the Company combines all service commitments performed as a single performance obligation. In cases where the Company engages third party experts to provide presentation in medical courses, as the Company determines the contents and the participants, it has the ability to direct these experts to provide medical training services for the Company. Therefore the Company is primarily responsible for fulfilling the promise to provide the medial courses and has the discretion in establishing the transaction price. The Company is a principal in the provision of services and recognizes revenues on a gross basis.

Online medical training and education services courses – the promises in the contracts with customers consist of provision of online courses and presentation of the courses online for users to access for a period of time. The performance obligation of presentation of the courses online for users for a period of time is immaterial in the context of the contract because presentation of each course incurred no significant additional cost, nor will it occupy any significant resources of the Company, except for little digital space on the Company’s server, which is inconsequential. Therefore, the Company combines all service commitments performed as a single performance obligation.

The fees are collected either in advance to provision of services or after the services. In cases where fees are collected in advance, the fees are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. The fees are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of medical training and education courses to the Company. The fees are fixed and determinable at the inception of the services.

New Plug-in to Certain Programs- Assistance in Patient-aid Projects

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through our platforms, the Company has been engaged by certain customers on a project basis to establish individual columns on our MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. The Company establishes online columns to facilitate qualified patients to obtain free drug treatment from NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. For each column, the Company plugs in features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). Those customers are existing customers of us. They provide those drugs sponsored by pharmaceutical companies without charge to qualified patients and the Company charges those customers on our services in connection with the online columns and related training and management. The arrangements are structured as fixed price contracts. The price is determined as stated in contracts and does not include any variable consideration. The Company identifies a single performance obligation from contracts and recognizes revenue over a period of time during which the Company provides the assistance to the NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. The Company uses an input-based method to measure the progress, by reference to the cost incurred in performing the obligation.

The fees are fixed at the inception of the services and are collected either in advance to provision of services or after the services are provided.

Other consulting services

The Company also provides consulting services to its customers, including drafting research papers and other academic supports. The consulting services are accounted for as a single performance obligation and was recognized as revenue when the Company delivers services to the customers. Fees are generally collected after provision of services.

●	Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2019, income tax returns for the tax years ended December 31, 2014 through December 31, 2018 remain open for statutory examination.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Footnote 2(cc) of our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 4.5%, 1.9% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings and equity financing.

During the year ended December 31, 2019, the Company generated net income of $4,000,499, but did not raise funds from financing institutions. During the fiscal years ended December 31, 2018, we generated net income of $3,001,489, and raised funds of $756,544 and $3,580,260 from bank borrowings and equity financing, respectively. During the fiscal year ended December 31, 2017, we generated net income of $1,494,928, and raised funds of $2,732,081 from equity financing.

On February 26, 2020, the Company consummated its initial public offering (“IPO”) of 3,000,000 Class A Ordinary Shares, par value $0.0001 per share. The Shares were sold at a price of $4.0 per share, generating gross proceeds to the Company of approximately $12 million. On February 28, 2020, the Company closed on the partial exercise in the over-allotment option to purchase an additional 315,003 Class A ordinary shares, par value $0.0001 per share, at the IPO price of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $1.26 million before underwriting discounts and commissions and offering expenses.

As of December 31, 2019 and 2018, we had cash and cash equivalents of $7,832,552 and $7,918,675, and working capital of $12,151,209 and $10,227,848, respectively. We intend to continue to use these funds to grow our business primarily by:

Strengthen our brand awareness of MDMOOC and Sunshine Health School

●	Expand and enhancement of medical course content

●	Grow medical professional user community

●	Recruit more experienced editorial staff, and

●	Development of multiple revenues streams such as online bookstore

Although we consolidate the results of our VIE and its subsidiaries, we only have access to cash balances or future earnings of our VIE and its subsidiaries through our VIE Arrangements with our VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds we received from the IPO and over-allotment, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2019, 2018 and 2017.

	For the Years Ended December 31,
	2019	2018	2017
Net Cash Provided by (Used in) Operating Activities	$1,408,020	$1,312,647	$(537,654)
Net Cash Used in Investing Activities	(203,074)	(504,048)	(1,835,459)
Net Cash (Used in) Provided by Financing Activities	(1,192,116)	4,336,804	2,732,081
Effect of exchange rate changes on cash and cash equivalents	(98,953)	(205,243)	195,860
Net (decrease) increase in cash and cash equivalents	$(86,123)	$4,940,160	$554,828

Operating activities

Fiscal Years Ended December 31, 2019 and 2018

Net cash provided by operating activities was $1,408,020 for the fiscal year ended December 31, 2019, an increase of $95,373 from net cash provided by operating activities of $1,312,647 for the fiscal year ended December 31, 2018. We made a net income of $4,000,499 for the fiscal year ended December 31, 2019, an increase of $999,010 from $3,001,489 for the fiscal year ended December 31, 2018. In addition to the change in profitability, the decrease in net cash used in operating activities was the result of several factors, including:

●	An increase of $3,134,065 in accounts receivable for the fiscal year ended December 31, 2019, as compared with an increase of $792,031 for the same period ended December 31, 2018. The change was mainly caused by an increase of revenue recognized in the three months ended December 31, 2019 as compared with the same period ended December 31, 2018, and the Company generally provide credit term ranging between one to six months for customers.;

●	A decrease of $231,894 in prepayments to suppliers for the fiscal year ended December 31, 2019, as compared with an increase of $583,613 for the same period ended December 31, 2018, and an increase of $94,461 in accounts payable for the fiscal year ended December 31, 2019, as compared with a decrease of $548,507 for the same period ended December 31, 2018. The changes in both prepayments and accounts payable were mainly caused by the Company took advantage of credit terms granted by vendors during the year ended December 31, 2019;

●	A decrease of $405,321 in deferred income for the fiscal year ended December 31, 2019, as compared with an increase of $552,277 for the same period ended December 31, 2018. The change was mainly caused by government grants of $101,330 and $552,277 received during the fiscal years ended December 31, 2019 and 2018, respectively, in connection with the Company’s development of medical database and online medical lectures sharing application and cloud system, and recognition of government grants of $506,652 and $nil over the periods, respectively; and

●	A decrease of $119,523 in other current assets for the fiscal year ended December 31, 2019, as compared with an increase of $659,145 for the same period ended December 31, 2018. The change was mainly caused by stable prepayment process for advertising expenses during the years ended December 31, 2019 and 2018, resulting in less changes in the balance of prepaid advertising expenses as of December 31, 2019 and 2018.

●	An increase in share-based compensation expenses, as a result of granting restricted share units to several employees in January and February 2019.

Fiscal Years Ended December 31, 2018 and 2017

Net cash provided by operating activities was $1,312,647 for the fiscal year ended December 31, 2018, a change of $1,850,301 from net cash used in operating activities of $537,654 for the fiscal year ended December 31, 2017. We made a net income of $3,001,489 for the fiscal year ended December 31, 2018, an increase of $1,506,561 from the fiscal year ended December 31, 2017, during which we made a net income of $1,494,928. In addition to the change in profitability, the decrease in net cash used in operating activities was the result of several factors, including:

●	An increase of $552,277 for the fiscal year ended December 31, 2018, as compared with an increase of $207,196 for the same period ended December 31, 2017. The increase was mainly caused by increased government grants received in connection with the Company’s development of medical database and online medical lectures sharing application and cloud. For the fiscal year ended December 31, 2018 and 2017, the Company received government grants of $552,277 and $207,196, respectively;

●	An increase of $583,613 in prepayments to suppliers for the fiscal year ended December 31, 2018, as compared with a decrease of $6,352 for the same period ended December 31, 2017. The change was mainly caused by prepayments in December 2018 of $341,353 and $158,672 to a filming production vendor and a travel agency, respectively; and

●	An increase of $85,954 in in accrued expenses and other liabilities for the fiscal year ended December 31, 2018, as compared with a decrease of $598,809 for the same period ended December 31, 2017. The change was mainly caused by improvements in payment process in the fiscal year ended December 31, 2017.

Investing activities

For the fiscal year ended December 31, 2019, we had net cash used in investing activities of $203,074 which was primarily attributable to purchase of property and equipment of $1,312,941, against a net release from short-term investments of $1,158,061.

For the fiscal year ended December 31, 2018, we had net cash used in investing activities of $504,048 which was primarily attributable to purchase of property and equipment of $668,067, payment for land use rights of $418,520 and net release from short-term investments of $582,539.

For the fiscal year ended December 31, 2017, we had net cash used in investing activities of $1,835,459 which was primarily attributable to net investments in short-term investments of $1,753,763.

Financing activities

For the fiscal year ended December 31, 2019, we had net cash used in financing activities of $1,192,116 which was primarily attributable to repayment of bank borrowings of $723,788 and payments of issuance cost of $468,328, which were directly related to the IPO.

For the fiscal year ended December 31, 2018, we had net cash provided by financing activities of $4,336,804 which was primarily attributable to proceeds of $3,580,260 raised in an equity financing with one strategic investor, and proceeds from bank borrowings of $756,544.

For the fiscal year ended December 31, 2017, we had net cash provided by financing activities of $2,732,081 which was primarily attributable to proceeds of $2,732,081 raised in equity financings with three strategic investors.

Holding Company Structure

Zhongchao Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, Zhongchao Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and development, Patents and License, etc.

Research and development expenses consist primarily of salary and welfare expenses for IT department employees who work for development of the Company’s platform and database, and software and related intellectual property expenses which was used to develop an extensive library of licensed content and medical database.

Our research and development expenses were $864,320, $1,447,949 and $943,253 for the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

We are continued to commit to work on the development and maintenance in our platform and database as we intend to provide professionals and consumers with Internet-based access to our courses and education software and enhance the consumer experience.

D.	Trend information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Contractual obligations

As of December 31, 2019, our contractual obligation is as follows:

Contractual		Less than	1-2	2-3
Obligations	Total	1 year	years	years	Thereafter
Future capital payments for construction of the Company’s staff dormitory (1)	$154,530	$154,530	$-	$-	$-
Future lease payments (2)	259,270	217,644	41,626	-	-
Total	$413,800	$372,174	$41,626	$-	$-

(1)	As of December 31, 2019, our contractual obligation for capital commitments for construction of the Company’s staff dormitory was $154,530. The construction was completed in January 2020.

(2)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2019, our future lease payments totalled $259,270.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

Name	Age	Position
Weiguang Yang	38	President, Chief Executive Officer, and Chairman of the Board
Pei Xu	38	Chief Financial Officer, Secretary, and Director
Xuejun Chen	41	Chief Medical Officer
Baoqian Tian	35	Chief Sales Officer
Shuang Wu	36	Chief Operating Officer
John C. General (1)(4)	57	Independent director
Kevin Dean Vassily (2)	54	Independent director
Dan Li (3)	43	Independent director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

Weiguang Yang is a founder of Zhongchao Inc. and Zhongchao Shanghai. He has served as our general manager Zhongchao Shanghai since August 2012. From June 2013 to June 2016, Mr. Yang served as the first Chinese board member on the Global Alliance for Medical Education (GAME), a non-for-profit organization dedicated to the advancement of innovation in medical education throughout the world. From October 2015 to July 2012, Mr. Yang was the general manager at Medwork, a continuing medical education company. Mr. Yang obtained a bachelor degree in Clinical Medicine Science (traumatic surgery) from Gannan Medical University in 2005. Mr. Yang attended the master course of Social Medicine and Health Management as continuing education from 2006 to 2008 in Capital Medical University of China. From 2010 to 2012, Mr. Yang took part in the master course of Integrated Marketing Communication in Tsinghua University.  We believe he is qualified to serve on the Board because of his extensive experience in healthcare training and education and his dedication to the Company.

Pei Xu is the CFO of Zhongchao Inc. and Zhongchao Shanghai. She has been serving as our CFO of Zhongchao Shanghai since January 2016. From September 2013 to January 2016, Ms. Xu served as the financial director of Zhongchao Shanghai. From September 2008 to August 2013, Ms. Xu worked for Otsuka (China) Investment Co., Ltd. as a financial director. Ms. Xu holds a bachelor degree in finance from Jiangxi University of Finance and Economics. We believe she is qualified to serve on the Board because of the perspective and experience she brings as our cofounder and CFO.

Xuejun Chen is the Chief Medical Officer of Zhongchao Inc. and Deputy General Manager of Medicine of Zhongchao Shanghai. He has been serving as our deputy general manager of medicine of Zhongchao Shanghai since March 2012, mainly responsible for designing PI and COPS courses on our MDMOOC online platform. Mr. Chen also serves as medical Director at Medwork from January 2010 to February 2012. From September 2008 to December 2009, Mr. Chen served D&S, a Chinese public relation corporation, as medical director. Mr. Chen holds a bachelor degree in Clinical Medicine Science from Shanxi Medical University and a master degree in pharmacology from Harbin University of Commerce.

Baoqian Tian has been serving as our Chief Sales Officer of Zhongchao Inc. and Deputy General Manager of Sales of Zhongchao Shanghai. He has been serving as our deputy general manager of sales of Zhongchao Shanghai since November 2017. Prior to joining us, he served as the account director in Beijing Think Marketing Consulting Co., Ltd., a provider of advertising and consulting services to pharmaceutical enterprises from July 2010 to July 2016. From July 2007 to July 2010, Mr. Tian worked as a project manager of China International Exhibition Center Group Corporation. Mr. Tian holds a bachelor degree in Tourism Management (Event Management) from Beijing International Studies University and a master degree in Business Administration from University of Chinese Academy of Sciences.

Shuang Wu is the Chief Operating Officer of Zhongchao Inc. and Zhongchao Shanghai. She has been serving as our Chief Operating Officer of Zhongchao Shanghai since March 2012. She is also the founder of Sunshine Health Forum. Ms. Wu holds a Bachelor of Management in healthcare management from North China University of Science and Technology.

John C. General is an independent director of the Company. Mr. General serves as a Senior Manager of Global Revenue Assurance for Avaya, responsible for the appropriate recognition of revenue under current accounting standards, and review of transactions for audit purposes from April 2013 to present. He served as a manager of financial operations for Bed Bath & Beyond, Value Services Inc., responsible for the controllership and compliance reporting for the Company’s gift card business for all retail concepts from July 2010 to April 2013. He served as a director in the department of SOX Implementation for Virgin Mobile, responsible for ensuring SOX compliance from July 2004 to March 2009. From September 1986 to December 2003, he served in various positions at AT&T Corp., where he last served as a Financial Director responsible for revenue assurance and billing operations. He holds a license as a Certified Public Accountant, a certificate in Senior Executive Education from Columbia University, an MBA in Finance from Rutgers University, and bachelor’s degrees in both economics and accounting from Fairleigh Dickinson University.

Kevin Dean Vassily is an independent director of the Company. Mr. Vassily served as an advisor at Woodseer, responsible to provide strategic and business development services for financial technology firm providing global dividend forecasts from March 2019 to present. He serves as an advisor at Go Capture, responsible to provide strategic, business development, and product development advisory work for emerging “Data as a Service” platform from July 2018 to present. He also serves as an advisor at Prometheus Fund, responsible to provide strategic, due diligence, and opportunity sourcing for Shanghai based merchant bank/PE firm focused on the “green” economy from July 2018 to present. Mr. Vassily served as an associate director of research at Keybanc Capital Markets, responsible for the KeyBanc Data Insights initiative and co-managed the Technology Research vertical from January 2015 to June 2018. From December 2010 to December 2014, he served as the director of research at Pacific Epoch, responsible for a complete overhaul of product and a complete business model restart post acquisition focusing on a “data-first” offering. From May 2007 to December 2010, he served as Asia technology business development/senior analyst at Pacific Crest Securities, responsible for establishing firm’s presence and relevance covering Asia Technology. From June 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, responsible for research in semiconductor and related technologies. From January 2001 to May 2003, he served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners, responsible for publishing research and maintaining financial models on each of the companies under coverage. He holds a bachelor degree in liberal arts from Denison University and a master degree in business administration from the Tuck School of Business at Dartmouth College.

Dan Li is an independent director of the Company. Ms. Li works as the research assistant in Beijing Friendship Hospital - China Capital Medical University, responsible for conducting research in tropical diseases and development of detection kit of pathogenic microorganism from June 2012 to present. She served as a manager of the medicine management department in EPS Corporation, responsible for managing the importation of medicines from Japan to China from October 2009 to November 2011. Ms. Li holds a bachelor degree in clinical medicine from the Medical School of North China University of Science and Technology, a master degree in hemorheology from the Medical School of Peking University, and a Ph.D. in biochemistry from the Medical School of Keio University.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Limitation on Liability and Other Indemnification Matters

The Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty of such directors or officers willful default of fraud.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended 2019 and 2018.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Weiguang Yang/ CEO(1)	2019	$76,432	$-	$-	$76,432
	2018	$54,592	$-	$-	$54,592

Pei Xu / CFO (2)	2019	$47,147	$6,809	-	$53,956
	2018	$49,148	$-	$-	$49,148

Xuejun Chen / Chief Medical Officer (3)	2019	$55,535	$-	$-	$55,535
	2018	$59,301	$-	$-	$59,301

Baoqian Tian / Chief Sales Officer (4)	2019	$69,478	$92,855	$-	$162,333
	2018	$72,950	$52,119	$-	$125,069

Shuang Wu / Chief Operating Officer (5)	2019	$46,207	$32,312	$-	$78,519
	2018	$48,988	$-	$-	$48,988

(1)	Appointed Chairman and CEO effective as of August 2019.

(2)	Appointed CFO effective as of August 2019

(3)	Appointed Chief Medical Officer effective as of August 2019.

(4)	Appointed Chief Sales Officer effective as of August 2019.

(5)	Appointed Chief Operating Officer effective as of August 2019.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Employment Agreements

Weiguang Yang Employment Agreement

On August 7, 2019, we entered into an employment agreement with Weiguang Yang pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of USD$69,593 payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 6, 2022, which term will automatically extend for additional 3-year periods unless a party to the agreement terminates it upon 1-month’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 1-month’ advanced notice or payment of 1-month’ salary in lieu of the notice. Weiguang Yang has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Pei Xu Employment Agreement

On August 7, 2019, we entered into an employment agreement with Pei Xu pursuant to which she agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of USD$34,796 payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 6, 2022, which term will automatically extend for additional 3-year periods unless a party to the agreement terminates it upon 1-month’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without cause or by her, the Company shall provide 1-month’ advanced notice or payment of 1-month’ salary in lieu of the notice. Pei Xu has agreed not to compete with us for 2 years after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Xuejun Chen Employment Agreement

On August 7, 2019, we entered into an employment agreement with Xuejun Chen pursuant to which he agreed to serve as our Chief Medical Officer. The agreement provides for an annual base salary of USD$40,016 payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 6, 2022, which term will automatically extend for additional 3-year periods unless a party to the agreement terminates it upon 1-month’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 1-month’ advanced notice or payment of 1-month’ salary in lieu of the notice. Xuejun Chen has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Baoqian Tian Employment Agreement

On August 7, 2019, we entered into an employment agreement with Baoqian Tian pursuant to which he agreed to serve as our Chief Sales Officer. The agreement provides for an annual base salary of USD$52,195 payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 6, 2022, which term will automatically extend for additional 3-year periods unless a party to the agreement terminates it upon 1-month’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without cause or by him, the Company shall provide 1-month’ advanced notice or payment of 1-month’ salary in lieu of the notice. Baoqian Tian has agreed not to compete with us for 2 years after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Shuang Wu Employment Agreement

On August 7, 2019, we entered into an employment agreement with Shuang Wu pursuant to which she agreed to serve as our Chief Operating Officer. The agreement provides for an annual base salary of USD$33,056 payable in accordance with the Company’s ordinary payroll practices. The term of the agreement shall expire on August 6, 2022, which term will automatically extend for additional 3-year periods unless a party to the agreement terminates it upon 1-month’ notice or proposes to re-negotiate the terms of the employment with the other party within 3 months prior to the expiration of the applicable term, or unless the employment is terminated earlier pursuant to the terms of the agreement. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without cause or by her, the Company shall provide 1-month’ advanced notice or payment of 1-month’ salary in lieu of the notice. Shuang Wu has agreed not to compete with us for 2 years after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors will not receive any additional remuneration for serving as directors of the Company other than their remuneration as employees of the Company. Each of the non-employee directors is entitled to receive annual cash compensation in the amount of $24,000, payable quarterly, and stock option to purchase certain amount of Class A Ordinary Shares under Company’s 2019 Equity Incentive Plan.

2019 Equity Incentive Plan (the “2019 Plan”)

We have adopted a 2019 Equity Incentive Plan (the “Plan”). The Plan provides for discretionary grants of Awards (as defined in the Plan) to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. No grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration.

The Plan is administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Class A Ordinary Shares.

The number of Class A Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Class A Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 970,871 Class A Ordinary Shares and (ii) on each January 1, starting with January 1, 2020 until December 31, 2025, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Class A Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Class A Ordinary Shares as may be determined by the Committee, subject in all cases to adjustment as provided in. If an Award (or any portion thereof) terminates, expires or lapses or is cancelled for any reason, any Class A Ordinary Shares subject to the Award (or such portion thereof) shall again be available for the grant of an Award pursuant to the Plan (unless the Plan has terminated). If any Award (in whole or in part) is settled in cash or other property in lieu of Class A Ordinary Shares, then the number of Class A Ordinary Shares subject to such Award (or such part) shall again be available for grant pursuant to the Plan. Class A Ordinary Shares that have actually been issued under the Plan, pursuant to Awards under the Plan shall not be returned to the Plan and shall not cause the number of Class A Ordinary Shares available to be subject to Awards under the Plan to be increased. Subject to any required action by the shareholders of the Company, the number of Class A Ordinary Shares covered by each outstanding Award, the number of Class A Ordinary Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, and the number of Class A Ordinary Shares subject to grant as Incentive Stock Options, as well as the price per Class A Ordinary Shares covered by each such outstanding Award and any other affected terms of such Awards, shall be proportionally and equitably adjusted for any increase or decrease in the number of issued Class A Ordinary Shares resulting from a subdivision or consolidation, share dividend, amalgamation, spin-off, arrangement or consolidation, combination or reclassification of Class A Ordinary Shares. Except as the board of director or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

Types of Awards

The 2019 Plan permits the granting of any or all of the following types of awards to all grantees:

●	share options, including incentive share options, or ISOs;

●	share appreciation rights, or SARs;

●	restricted shares;

●	restricted share units; and

●	share payments

Awards granted under the 2019 Plan may, in the discretion of the Committee, be granted alone or in addition to, in tandem with or in substitution for, any other award under the 2019 Plan. The material terms of each Award will be set forth in a written award agreement between the grantee and us.

Share Options and SARs

The Committee is authorized to grant SARs and share options (including ISOs except that an ISO may only be granted to an employee of ours or one of our subsidiary corporations). A share option allows a grantee to purchase a specified number of our Class A Ordinary Shares at a predetermined price per share (the “exercise price”) during a fixed period measured from the date of grant. An SAR entitles the grantee to receive the excess of the fair market value of a specified number of Class A Ordinary Shares on the date of exercise over a predetermined exercise price per share. The exercise price of an option or an SAR will be determined by the Committee and set forth in the award agreement but the exercise price may not be less than the fair market value of a share on the grant date. The term of each option or SAR is determined by the Committee and set forth in the award agreement, except that the term may not exceed 10 years. Options may be exercised by payment of the purchase price through one or more of the following means: payment in cash, payment in check, payment in promissory note, , with the approval of the Committee, by delivery of our Class A Ordinary Shares acquired upon the exercise of such option; consideration received by the Company under a broker-assisted or similar cashless exercise program implemented by the Company in connection with the Plan; payment by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable laws; or any combination of the foregoing methods of payment.

Restricted Shares

The Committee may award restricted shares consisting of our Class A Ordinary Shares which remain subject to a risk of forfeiture and may not be disposed of by grantees until certain restrictions established by the Committee lapse. A grantee receiving restricted shares will have all of the rights of a shareholder, including the right to vote the shares and the right to receive any dividends, except as otherwise provided in the award agreement. If the price for the restricted shares was paid in services, then upon termination as a service provider, the grantee shall no longer have any right in the unvested restricted shares and such restricted shares shall be and thereupon either cancelled or surrendered to the Company without consideration. If a purchase price was paid by the grantee for the restricted shares (other than in services), then upon the grantee’s termination as a service provider, the Company shall have the right to repurchase from the grantee the unvested restricted shares then subject to restrictions at a cash price per share equal to the price paid by the grantee for such restricted shares or such other amount as may be specified in the award agreement.

Restricted Share Units

The Committee may also grant restricted share unit awards. A restricted share unit award is the grant of a right to receive a specified number of our Class A Ordinary Shares upon lapse of a specified forfeiture condition. If the condition is not satisfied during the restriction period, the award will lapse without the issuance of the Class A Ordinary Shares underlying such award.

Restricted share units carry no voting or other rights associated with share ownership until the Class A Ordinary Shares underlying the award are delivered in settlement of the award. The Company shall cause such Class A Ordinary Shares to be evidenced as issued by entry in the Company’s register of shareholders promptly after the restricted share unit vests.

Share Payments

The Committee may grant share payments to any service provider in the manner determined from time to time by the Committee; provided, that unless otherwise determined by the Committee such share payments shall be made in lieu of base salary, bonus, or other cash compensation otherwise payable to such grantee, including any such compensation that has been deferred at the election of the grantee; provided, further, that not less than the par value of any Class A Ordinary Share shall be received by the Company in connection with its issue pursuant to any such share payment. In accordance with applicable law, such par value may be paid through the provision of services. The number of Class A Ordinary Shares issuable as a share payment shall be determined by the Committee and may be based upon satisfaction of such specific criteria as determined appropriate by the Committee, including specified dates for electing to receive such share payment at a later date and the date on which such share payment is to be made.

Change in Control

If there is a merger or consolidation of us with or into another corporation or a sale of substantially all of our ordinary shares, or, collectively, a Change in Control, the Company as determined in the sole discretion of the Committee and without the consent of the grantee may take any of the following actions:

(i) accelerate or not accelerate the vesting, in whole or in part, of any award, or some or all awards, of any grantee, some grantees or all grantees;

(ii) purchase any award for an amount of cash or ordinary shares equal to the value that could have been attained upon the exercise of such award or realization of the grantee’s rights had such award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such award or realization of the grantee’s rights, then such award may be terminated by the Company without payment); or

(iii) provide for the assumption, conversion or replacement of any award by the successor or surviving company or a parent or subsidiary of the successor or surviving company with other rights (including cash) or property selected by the Committee in its sole discretion or the assumption or substitution of such award by the successor or surviving company, or a parent or subsidiary thereof, with such appropriate adjustments as to the number and kind of ordinary shares and prices as the Committee deems, in its sole discretion, reasonable, equitable and appropriate. In the event the successor or surviving company refuses to assume, convert or replace outstanding awards, the awards shall fully vest and the grantee shall have the right to exercise or receive payment as to all of the Class A Ordinary Shares subject to the award, including Class A Ordinary Shares as to which it would not otherwise be vested, exercisable or otherwise issuable (including at the time of the Change in Control).

Amendment to and Termination of the 2019 Plan

The Board of Directors in its sole discretion may terminate this 2019 Plan at any time. The Board of Directors may amend this 2019 Plan at any time in such respects as the Board of Directors may deem advisable; provided, that, if required to comply with applicable laws or stock exchange rules or the rules of any automated quotation systems (other than any requirement which may be disapplied by the Company following any available home country exemption), the Company shall obtain shareholder approval of any 2019 Plan amendment in such a manner and to such a degree as required.

In addition, subject to the terms of the 2019 Plan, no amendment or termination of the 2019 Plan may materially and adversely affect the right of a grantee under any award granted under the 2019 Plan.

C. Board Practices

Composition of Board; Risk Oversight

Our Board of Directors consists of five (5) directors as of this Annual Report. Pursuant to our Amended and Restated Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by resolution of our shareholders. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”). The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company’s initial meeting after the adoption of the Amended and Restated Memorandum and Articles of Association and the Class II Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the initial meeting. Directors elected to succeed those Class I Directors whose terms expire shall be elected for a term of office to expire at the first annual general meeting following their election and directors elected to succeed those Class II Directors whose terms expire shall be elected for a term of office to expire at the third annual general meeting following their election. The initial members of Class I Directors are John C. General, Kevin Dean Vassily, Dan Li. The initial members of Class II Directors are Weiguang Yang and Pei Xu. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our board of directors shall hold meetings on at least a quarterly basis.

As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s Amended and Restated Memorandum and Articles of Association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors.

Our board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of John C. General, Kevin Dean Vassily, and Dan Li is “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;
●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of John C. General, Kevin Dean Vassily, and Dan Li, with John C. General serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that John C. General qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of John C. General, Kevin Dean Vassily, and Dan Li, with Kevin Dean Vassily serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management

Our Nominating Committee consists of consists of John C. General, Kevin Dean Vassily, and Dan Li, with Dan Li serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

D. Employees

As of the date of this Annual Report, we had a total of 86 full-time employees, of which 28 are in research and development, 16 are in sales and marketing, 31 are in technical and customer services, and 11 are in general administration.

We have standard employment, comprehensive confidentiality and non-compete agreements with our management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

E. Share Ownership

See Item 7 below.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our Class A Ordinary Shares (including Class A Ordinary Shares issuable upon the conversion of outstanding Class B Ordinary Shares) for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Class A Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A Ordinary Shares issuable upon the conversion of the outstanding Class B Ordinary Shares and the Class A Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this Annual Report. Class A Ordinary Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this Annual Report, there were no Class A Ordinary Shares issuable pursuant to share options exercisable within 60 days thereof.

The percentage of beneficial ownership owned is based on 19,417,423 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, see “Our Corporate History and Structure” on page 33) and 5,497,715 Class B Ordinary Shares outstanding as of the date of this Annual Report.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power	Shares	Power*

Directors, Named Executive Officers, and 5% Beneficial Owner
Weiguang Yang(1)(6)(7)(8)(9)	4,203,385	4.13%	5,497,715	80.94%
Pei Xu (2) (10)	371,628	0.36%	-	-
Xuejun Chen (3) (10)	689,310	0.68%	-	-
Baoqian Tian (4) (10)	199,879	0.20%	-	-
Shuang Wu (5) (10)	651,719	0.64%	-	-
More Healthy Holdings Limited (6)(7)(8)(9)	4,203,385	4.13%	5,497,715	80.94%
Running Puma Holdings Limited (7)	1,047,606	1.03%	-	-
Unique Value Holdings Limited (8)	1,036,806	1.02%	-	-
Enchanted Butterfly Holdings Limited (9)	2,118,973	2.08%	-	-
Worthy Health Limited Partnership (10)	2,997,000	2.94%	-	-
All directors and executive officers as a group (5 persons)	6,115,921	6.01%	5,497,715	80.94%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 15 votes.

*	Unless otherwise indicated, the business address of each of the individuals is Zhongchao, Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

(1)	Mr. Weiguang Yang is the Chairman, Chief Executive Officer, and President of Zhongchao. Mr. Yang holds the shares through his control of More Healthy Holdings Limited.

(2)	Ms. Pei Xu is the Chief Financial Officer of Zhongchao.

(3)	Mr. Xuejun Chen is the Chief Medical Officer of Zhongchao.

(4)	Mr. Baoqian Tian is the Chief Sales Officer of Zhongchao.

(5)	Ms. Shuang Wu is the Chief Operating Officer of Zhongchao.

(6)	More Healthy Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands (“More Healthy”). The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang.

(7)	Running Puma Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands and wholly owned by More Healthy. The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang; accordingly, Mr. Weiguang Yang is deemed to control Running Puma Holdings Limited.

(8)	Unique Value Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands and wholly owned by More Healthy. The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang; accordingly, Mr. Weiguang Yang is deemed to control Running Puma Holdings Limited.

(9)	Enchanted Butterfly Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands and wholly owned by More Healthy. The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang; accordingly, Mr. Weiguang Yang is deemed to control Running Puma Holdings Limited.

(10)	Worthy Health Limited Partnership is a limited partnership incorporated under the laws of British Virgin Islands (“Worthy Health”), the general partner of which is More Successful Group Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“More Successful”), which is controlled by Pei Xu who acts as the sole director of More Successful. The general partner exercises the voting rights with respect to the shares held by Worthy Health. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in Worthy Health. As limited partners, Pei Xu, Xuejun Chen, Baoqian Tian, and Shuang Wu respectively own 11.4%, 23%, 6.67%, and 21.75% partnership interests of Worthy Health, beneficially representing 341,658 Class A Ordinary Shares, 689,310 Class A Ordinary Shares, 199,879 Class A Ordinary Shares, and 651,719 Class A Ordinary Shares of the Company. The principal office address of Worthy Health is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this Annual Report, there were 13 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

The following is a description of transactions since January 1, 2017, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last three completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

As of December 31, 2019, the Company had a balance due of $14,364 due from Shanghai Xingzhong Investment Management Limited Partnership, which was an employee stock ownership plan of the Company. The balance was an operating expense paid on behalf of the related party, and was receivable on demand and interest-free. As of December 31, 2018, the Company had no balances with related parties.

On May 3, 2017, Mr. Weiguang Yang transferred 4% of equity interest of Shanghai Xingzhong Investment Management LLP, which was equivalent to 85,920 shares of ordinary share of Zhongchao Shanghai owned by himself to Mr. Baoqian Tian, the sales director of the Company. The fair value of the ordinary share aggregated $274,027 which is to compensate the services to be rendered over 5 years by the employee.

On January 3, 2019, Mr. Weiguang Yang transferred 3.4% and 1.0% of equity interest of Shanghai Xingzhong Investment Management LLP, which was equivalent to 101,997 and 30,000 shares of ordinary share of Zhongchao Shanghai owned by himself, to three of its employees and one non-employee, respectively. The ordinary shares will vest after a five-year service period is fulfilled. On February 28, 2019, Mr. Weiguang Yang transferred 1.0% and 4.75% of equity interest of Shanghai Xingzhong Investment Management LLP, which was equivalent to 29,970 and 142,229 shares of ordinary share of Zhongchao Shanghai owned by himself, to Ms. Pei Xu, the Chief Financial Officer of the Company, and Ms. Shuang Wu, the Chief Operation Officer of the Company, respectively. The ordinary shares will vest after a ten-year service period is fulfilled. The fair value of these ordinary shares aggregated $827,413 which is to compensate the services to be rendered by the employee.

VIE Arrangements with our VIE and its Shareholders

See “Corporate History and Structure—VIE Arrangements.”

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The holders of our Class A Ordinary Shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our Class A Ordinary Shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement became effective on February 21, 2020. Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol ZCMD.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol ZCMD.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 3.1 to the Registration Statement filed on November 21, 2019 and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in in our Registration Statement, which sections are incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Material PRC Income Tax Considerations

Under the new EIT Law and the Implementing Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered as a resident enterprise and will be subject to a PRC income tax rate of 25% on its global income. According to the Implementing Rules, “de facto management bodies” refer to “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Accordingly, our holding company may be considered a resident enterprise and may therefore be subject to a PRC income tax on our global income. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those invested in by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or controlled by or invested in by individuals or foreign enterprises. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, such PRC income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

We do not believe that Zhongchao meets all of the conditions required for PRC resident enterprise. The Company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that Zhongchao is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC.

It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Zhongchao, is not deemed to be a PRC resident enterprise, our shareholders who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37.

Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

Material U.S. Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of owning and disposing of our Class A Ordinary Shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our shares is not described as a U.S. Holder in one of the four bullet points above and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Class A Ordinary Shares.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to us or to any particular holder of our shares based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our shares as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers who have elected mark-to-market accounting;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our shares pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

●	persons that hold our shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (or “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with one or more aspects of the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Class A Ordinary Shares

Taxation of Distributions Paid on Class A Ordinary Shares

Subject to the passive foreign investment company (or “PFIC”), rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our Class A Ordinary Shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Any distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. With respect to corporate U.S. Holders, dividends on our shares will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends on our shares will be taxed at the lower long-term capital gains rate applicable to qualified dividend income (see “Taxation on the Disposition of Class A Ordinary Shares” below), provided that (1) our Class A Ordinary Shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. U.S. Holders should consult their own tax advisors regarding the tax treatment of any dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

If PRC taxes apply to dividends paid to a U.S. Holder on our Class A Ordinary Shares, such U.S. Holder may be entitled to a reduced rate of PRC tax under the U.S-PRC Tax Treaty. In addition, such PRC taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Class A Ordinary Shares

Upon a sale or other taxable disposition of our Class A Ordinary Shares, and subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized in U.S. dollars and the U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares. Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Class A Ordinary Shares exceeds one year. The deductibility of capital losses is subject to various limitations. If PRC taxes would otherwise apply to any gain from the disposition of our Class A Ordinary Shares by a U.S. Holder, such U.S. Holder may be entitled to a reduction in or elimination of such taxes under the U.S.-PRC Tax Treaty. Any PRC taxes that are paid by a U.S. Holder with respect to such gain may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations that could reduce or eliminate the available tax credit). U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on our current composition and assets, we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. As such, our PFIC status, will not be determinable until after the end of each taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the IPO, together with any other assets held for the production of passive income, it is possible that, for our 2019 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund (or “QEF”), election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A Ordinary Shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our Class A Ordinary Shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. There can be no assurance, however, that we will pay current dividends or make other distributions sufficient for a U.S. Holder who makes a QEF election to satisfy the tax liability attributable to income inclusions under the QEF rules, and the U.S. Holder may have to pay the resulting tax from its other assets. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our Class A Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares), any gain recognized on the appreciation of our Class A Ordinary Shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of a PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held Class A Ordinary Shares while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our Class A Ordinary Shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our Class A Ordinary Shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Class A Ordinary Shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Class A Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our Class A Ordinary Shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs. If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made). The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Class A Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to our Class A Ordinary Shares under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Class A Ordinary Shares

Dividends paid to a Non-U.S. Holder in respect to its Class A Ordinary Shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Class A Ordinary Shares, unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Class A Ordinary Shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our Class A Ordinary Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, backup withholding of United States federal income tax, currently at a rate of 24%, generally will apply to dividends paid on our Class A Ordinary Shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements. A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Individual U.S. Holders may be required to report ownership of our Class A Ordinary Shares and certain related information on their individual federal income tax returns in certain circumstances. Generally, this reporting requirement will apply if (1) the Class A Ordinary Shares are held in an account of the individual U.S. Holder maintained with a “foreign financial institution” or (2) the Class A Ordinary Shares are not held in an account maintained with a “financial institution,” as such terms are defined in the Code. The reporting obligation will not apply to an individual, however, unless the total aggregate value of the individual’s foreign financial assets exceeds US$50,000 during a taxable year. For avoidance of doubt, this reporting requirement should not apply to Class A Ordinary Shares held in an account with a U.S. brokerage firm. Failure to comply with this reporting requirement, if it applies, will result in substantial penalties. In certain circumstances, additional tax and other reporting requirements may apply, and U.S. Holders of our Class A Ordinary Shares are advised to consult with their own tax advisors concerning all such reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed the Registration Statement with the SEC.

Documents concerning us that are referred to in this document may be inspected at c/o Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040, People’s Republic of China. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. While interest-earning instruments carry a degree of interest rate risk, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 5.7% in fiscal year 2018 and further depreciated by 1.3% in fiscal year 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement, in relation to our initial public offering of 3,000,000 Class A Ordinary Shares. The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $12.0 million, and net proceeds of approximately $9.97 million. The registration statement relating to the IPO also covered the underwriters’ common stock purchase warrants and the Ordinary Shares issuable upon the exercise thereof in the total amount of 315,003 Class A Ordinary Shares.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately $2.99 million for development of the online course content; approximately $1.99 million for platform technology upgrade and system integration; and approximately $4.99 million for business expansion, i.e., to expand our existing locations to develop new customers by hiring more qualified personnel, and marketing effort. We used a portion of the proceeds from the IPO to accelerate our R&D in order to improve and broaden the online course content. We believe our online and onsite education and training services, medical expertise and customer relationships will enable us to capture significant market share with the services, programs, and products that we provide.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2019 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2019 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2019. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

We have already taken some steps and have continued to implement measures to remediate the material weakness identified, including but not limited to providing trainings to staff, changing to a new and well-established accounting system, and continue to monitor the internal control over financial reporting. However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. See “Item 3. Key Information—D. Risk Factors— We have identified material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Notwithstanding there are material weaknesses identified as described above, we believe that our consolidated financial statements contained in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

We also did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that John C. General is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website: http://izcmd.com/.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for the periods indicated:

	December 31, 2019	December 31, 2018
	USD’000	USD’000
Audit Fees	$188,440	$378,273
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$188,440	$378,273

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhongchao Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1***	Form of Underwriting Agreement

3.1**	Amended and Restated Memorandum and Articles of Association

4.1**	Specimen Class A Ordinary Share Certificate

4.2***	Form of Underwriter Warrant

5.1***	Opinion of Conyers Dill & Pearman

5.2***	Opinion of Hunter Taubman Fischer & Li LLC

10.1**	Employment Agreement between Zhongchao Inc. and Weiguang Yang dated as of August 7, 2019

10.2**	Employment Agreement between Zhongchao Inc. and Pei Xu dated as of August 7, 2019

10.3**	Employment Agreement between Zhongchao Inc. and Xuejun Chen dated as of August 7, 2019

10.4**	Employment Agreement between Zhongchao Inc. and Baoqian Tian dated as of August 7, 2019

10.5**	Employment Agreement between Zhongchao Inc. and Shuang Wu dated as of August 7, 2019

10.6**	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.7**	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.8**	Spouse Consent Letters of the spouse of each married shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of August 14, 2019

10.9**	Master Exclusive Service Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.10**	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.11**	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.12**	Director Offer Letter between Zhongchao Inc. and Weiguang Yang dated as of November 17, 2019

10.13**	Director Offer Letter between Zhongchao Inc. and Pei Xu dated as of November 17, 2019

10.14**	Independent Director Offer Letter between Zhongchao Inc. and John C. General dated as of November 17, 2019

10.15**	Independent Director Offer Letter between Zhongchao Inc. and Kevin Dean Vassily dated as of November 17, 2019

10.16**	Independent Director Offer Letter between Zhongchao Inc. and Dan Li dated as of November 17, 2019

10.17**	Warrant to Purchase Class A Ordinary Shares between Zhongchao Inc. and HF Capital Management Delta, Inc. dated as of August 1, 2019

Exhibit	Exhibit title
10.18**	English translated copy of Framework Agreement among Zhongchao Medical Technology (Shanghai) Corp., Mr. Weiguang Yang, and Yantai Hanfujingfei Investment Center (LP) dated as of August 1, 2019

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1**	Code of Conduct and Ethics

21.1**	List of Subsidiaries of the Registrant

24.1*	Power of Attorney (included on signature page)

99.1**	Charter of the Audit Committee

99.2**	Charter of the Compensation Committee

99.3**	Charter of the Nominating and Corporate Governance Committee

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333- 333-234807) filed with the Securities and Exchange Commission on December 27, 2019

***	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333- 333-234807) filed with the Securities and Exchange Commission on January 10, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	May 7, 2020

ZHONGCHAO INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Zhongchao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhongchao Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2019

New York, New York

May 7, 2020

ZHONGCHAO INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and 2018

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$7,832,552	$7,918,675
Short-term investments	-	1,163,552
Accounts receivable	5,078,419	1,993,237
Prepayments	325,496	562,575
Due from a related party	14,364	-
Other current assets	1,258,040	923,318
Total Current Assets	14,508,871	12,561,357

Property and equipment, net	1,889,973	669,905
Land use rights, net	366,409	392,761
Intangible assets, net	37,323	44,054
Right of use assets	245,982	-
Deferred tax assets	688,994	378,047
Total Assets	$17,737,552	$14,046,124

LIABILITIES AND EQUITY
Current Liabilities
Short-term borrowings	$-	$727,220
Accounts payable	117,064	23,625
Advances from customers	73,961	553,409
Deferred government grants, current portion	323,192	407,243
Income tax payable	897,892	288,111
Operating lease liabilities, current portion	210,219	-
Accrued expenses and other liabilities	735,334	333,901
Total Current Liabilities	2,357,662	2,333,509

Deferred government grants, noncurrent portion	-	327,249
Operating lease liabilities, noncurrent portion	41,363	-
Total Liabilities	2,399,025	2,660,758

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 16,102,420 and 16,102,420 shares issued and outstanding at December 31, 2019 and 2018, respectively)*	1,610	1,610
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at December 31, 2019 and 2018, respectively)*	550	550
Additional paid-in capital	12,044,855	11,945,979
Statutory reserve	415,813	20,539
Retained earnings (Accumulated deficit)	3,267,087	(384,309)
Accumulated other comprehensive loss	(344,771)	(171,167)
Total Zhongchao Inc.’s Shareholders’ Equity	15,385,144	11,413,202

Noncontrolling interests	(46,617)	(27,836)
Total Shareholders’ Equity	15,338,527	11,385,366
Total Liabilities and Shareholders’ Equity	$17,737,552	$14,046,124

*	The number of shares are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018	2017
Revenues	$14,882,763	$12,865,870	$9,816,312
Cost of revenues	(4,655,827)	(4,456,353)	(3,970,068)
Gross Profit	10,226,936	8,409,517	5,846,244

Operating Expenses
Selling and marketing expenses	(3,196,469)	(2,261,258)	(2,715,201)
General and administrative expenses	(2,524,003)	(1,425,663)	(1,139,165)
Research and development expenses	(864,320)	(1,447,949)	(943,253)
Total Operating Expenses	(6,584,792)	(5,134,870)	(4,797,619)

Income from Operations	3,642,144	3,274,647	1,048,625

Interest income, net	211,479	191,609	17,331
Other income, net	534,020	37,364	275,019
Income Before Income Taxes	4,387,643	3,503,620	1,340,975

Income tax (expenses) benefits	(387,144)	(502,131)	153,953

Net Income	4,000,499	3,001,489	1,494,928

Net loss attributable to noncontrolling interests	46,171	17,834	34,352

Net Income Attributable to Zhongchao Inc.’s shareholders	$4,046,670	$3,019,323	$1,529,280

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(173,604)	(379,520)	228,786
Comprehensive Income	3,826,895	2,621,969	1,723,714

Total comprehensive loss attributable to noncontrolling interests	46,171	17,834	34,352
Total comprehensive income attributable to Zhongchao Inc.’s shareholders	$3,873,066	$2,639,803	$1,758,066

Weighted average number of ordinary share outstanding
Basic and Diluted*	21,600,135	20,764,245	19,562,121

Earnings per share
Basic and Diluted*	$0.187	$0.145	$0.078

*	The number of shares are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2019, 2018 and 2017

(Expressed in U.S. dollar, except for the number of shares)

	Attributable to Zhongchao Inc.’s Shareholders
	Ordinary share				Additional		(Accumulated Deficit)	Accumulated other comprehensive	Non-
	Class A		Class B		paid-in	Statutory	Retained	(loss)	controlling	Total
	Shares*	Amount	Shares*	Amount	capital	Reserve	earning	income	interest	equity
Balance as of January 1, 2017	13,402,285	$1,340	5,497,715	$550	$5,537,451	$-	$(4,912,373)	$(20,433)	$24,350	$630,885
Capital contributions from shareholders	1,350,135	135	-	-	2,731,946	-	-	-	-	2,732,081
Share-based compensation expenses	-	-	-	-	110,940	-	-	-	-	110,940
Net income (loss)	-	-	-	-	-	-	1,529,280	-	(34,352)	1,494,928
Foreign currency translation adjustments	-	-	-	-	-	-	-	228,786	-	228,786
Balance as of December 31, 2017	14,752,420	$1,475	5,497,715	$550	$8,380,337	$-	$(3,383,093)	$208,353	$(10,002)	$5,197,620
Capital contributions from shareholders	1,350,000	135	-	-	3,580,125	-	-	-	-	3,580,260
Reversal of share-based compensation expenses	-	-	-	-	(14,483)	-	-	-	-	(14,483)
Net income (loss)	-	-	-	-	-	-	3,019,323	-	(17,834)	3,001,489
Appropriation of statutory reserve	-	-	-	-	-	20,539	(20,539)			-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(379,520)	-	(379,520)
Balance as of December 31, 2018	16,102,420	$1,610	5,497,715	$550	$11,945,979	$20,539	$(384,309)	$(171,167)	$(27,836)	$11,385,366
Share-based compensation expenses	-	-	-	-	159,984	-	-	-	-	159,984
Buy out of a non-controlling interests	-	-	-	-	(61,108)	-	-	-	27,390	(33,718)
Net income (loss)	-	-	-	-	-	-	4,046,670	-	(46,171)	4,000,499
Appropriation of statutory reserve	-	-	-	-	-	395,274	(395,274)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(173,604)	-	(173,604)
Balance as of December 31, 2019	16,102,420	$1,610	5,497,715	$550	$12,044,855	$415,813	$3,267,087	$(344,771)	$(46,617)	$15,338,527

*	The number of shares are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019, 2018, and 2017

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities:
Net income	$4,000,499	$3,001,489	$1,494,928
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	102,905	38,699	16,270
Amortization of right of use assets	159,259	-	-
Recognition (reversal) of share-based compensation expenses	159,984	(14,483)	110,940
Deferred tax (benefits) expenses	(318,087)	60,975	(153,953)
Changes in operating assets and liabilities:
Accounts receivable	(3,134,065)	(792,031)	(777,425)
Prepayments	231,894	(583,613)	6,352
Other current assets	119,523	(659,145)	(237,676)
Accounts payable	94,461	(548,507)	(737,353)
Advances from customers	(476,261)	(125,872)	146,875
Income tax payable	618,120	296,904	(14,999)
Accrued expenses and other liabilities	408,725	85,954	(598,809)
Lease liabilities	(153,616)	-	-
Deferred income	(405,321)	552,277	207,196
Net Cash Provided by (Used in) Operating Activities	1,408,020	1,312,647	(537,654)

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,312,941)	(668,067)	(32,219)
Payment for land use rights	-	(418,520)	-
Purchases of intangible assets	-	-	(49,477)
Investments in short-term investments	(2,460,879)	(2,920,260)	(1,753,763)
Release from short-term investments	3,618,940	3,502,799	-
Buy out of a non-controlling interests	(33,718)	-	-
Due from a related party	(14,476)	-	-
Net Cash Used in Investing Activities	(203,074)	(504,048)	(1,835,459)

Cash Flows from Financing Activities:
Capital contribution from shareholders	-	3,580,260	2,732,081
Proceeds from bank borrowings	-	756,544	-
Repayment of bank borrowings	(723,788)	-	-
Payment of issuance costs relating to initial public offerings	(468,328)	-	-
Net Cash (Used in) Provided by Financing Activities	(1,192,116)	4,336,804	2,732,081

Effect of exchange rate changes on cash and cash equivalents	(98,953)	(205,243)	195,860

Net (decrease) increase in cash and cash equivalents	(86,123)	4,940,160	554,828
Cash and cash equivalents at beginning of year	7,918,675	2,978,515	2,423,687
Cash and cash equivalents at end of year	$7,832,552	$7,918,675	$2,978,515

Supplemental Cash Flow Information
Cash paid for interest expense	$30,312	$5,840	$-
Cash paid for income tax	$87,111	$144,252	$14,999

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$419,362	$-	$-

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Zhongchao Inc. (“Zhongchao Cayman”, or the “Company”) is a holding company incorporated on April 16, 2019, under the laws of the Cayman Islands. The Company commenced operations in August 17, 2012, through its variable interest entity (“VIE”), Zhongchao Medical Technology (Shanghai) Limited (“Zhongchao Shanghai”), a limited liability company established under the laws of the PRC. The Company provides customized medical courses and customized medical training services to pharmaceutical enterprises, and not-for-profit organizations (“NFPs”) including medical associations, medical institutions, medical journals, medical foundations, hospitals and etc. in the PRC.

The accompanying consolidated financial statements reflect the activities of Zhongchao Shanghai and each of the following entities:

Name	Background	Ownership
Zhongchao Group Inc. (“Zhongchao BVI”)	● A BVI company ● Incorporated on April 23, 2019 ● A holding company	100% owned by Zhongchao Cayman
Zhongchao Group Limited (“Zhongchao HK”)	● A Hong Kong company ● Incorporated on May 14, 2019 ● A holding company	100% owned by Zhongchao BVI
Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”)	● A PRC company and deemed a wholly foreign owned enterprise ● Incorporated on May 29, 2019 ● Registered capital of $10 million ● A holding company	100% owned by Zhongchao HK
Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao Shanghai”)

●      A PRC limited liability company

●      Incorporated on August 17, 2012

●      Registered capital of $3,265,581 (RMB 21,600,135) with registered capital fully paid-up

●      Engaged in technology development, technology transfer, and technical services in the field of medical technology, technical consulting in the field of network technology, and medical information consulting

VIE of Zhongchao WFOE
Shanghai Maidemu Cultural Communication Corp. (“Shanghai Maidemu”)

●      A PRC limited liability company

●      Incorporated on March 12, 2015

●      Registered capital of $1,597,087 (RMB 10 million) with registered capital fully paid-up

●      Planning for cultural and artistic exchanges, designing, producing, acting for and publishing various kinds of advertisements, and medical consultation (no medical diagnosis and treatment activities allowed).

100% owned by Zhongchao Shanghai
Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”)

●      A PRC limited liability company

●      Incorporated on May 27, 2017

●      Registered capital of $1,021,525 (RMB 7 million) with registered capital fully paid-up

●      Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).

100% owned by Zhongchao Shanghai
Horgos Zhongchao Medical Technology Co., Ltd. (“Horgos Zhongchao”).

●      A PRC limited liability company

●      Incorporated on September 12, 2017

●      Registered capital of $153,060 (RMB 1 million) with registered capital of $153,060 to be funded

●      Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology.

100% owned by Zhongchao Shanghai
Horgos Zhongchao Zhongxing Medical Technology Co., Ltd. (“Horgos Zhongchao Zhongxing”

●      A PRC limited liability company

●      Incorporated on July 29, 2019

●      Registered capital of $145,081 (RMB 1 million) with registered capital of $145,081 to be funded

●      Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology.

100% owned by Zhongchao Shanghai
Shanghai Jingyi Medical Technology Co., Ltd., (“Shanghai Jingyi”)

●      A PRC limited liability company

●      Incorporated on October 10, 2018

●      Registered capital of $144,459 (RMB 1 million) with registered capital of $107,622 to be funded

●      Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

51% owned by Zhongchao Shanghai
Shanghai Huijing Information Technology Co., Ltd., (“Shanghai Huijing”)

●      A PRC limited liability company

●      Incorporated on September 28, 2016

●      Registered capital of $149,948 (RMB 1 million) with registered capital of $74,974 to be funded

●      Engaged in technology development, transfer, service and consulting in the fields of computer technology, graphic designing, website page designing, planning cultural and artistic exchanges.

100% owned by Shanghai Maidemu*

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

As of December 31, 2018, Shanghai Maidemu had 55% equity interest in Shanghai Huijing and thus controlled Shanghai Huijing. On January 21, 2019, Shanghai Maidemu acquired remaining 45% equity interest from an individual shareholder of Shanghai Huijing at a cash consideration of $33,718. The transaction was accounted for as an equity transaction as Shanghai Mademu retained control over Shanghai Huijing after the transaction. Accordingly no gains or losses were recognized from this transaction, the excess of the consideration over the carrying value of the noncontrolling interest was debited to additional paid-in capital.

On August 14, 2019, Zhongchao WFOE entered into a series of agreements (the “VIE Agreements”) with Zhongchao Shanghai and the shareholders of Zhongchao Shanghai. The VIE Agreements are designed to provide Zhongchao WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Zhongchao Shanghai, including absolute control rights and the rights to the management, operations, assets, property and revenue of Zhongchao Shanghai. The purpose of the VIE Agreements is solely to give Zhongchao WFOE the exclusive control over Zhongchao Shanghai’s management and operations.

On August 14, 2019, Zhongchao Cayman completed a reorganization of entities under common control of Weiguang Yang, who owned a majority of the voting power of Zhongchao Cayman prior to the reorganization. Zhongchao Cayman, Zhongchao Group Inc. (“Zhongchao BVI”), and Zhongchao Group Limited (“Zhongchao HK”) were established as the holding companies of Zhongchao WFOE. Zhongchao WFOE is the primary beneficiary of Zhongchao Shanghai and its subsidiaries, and all of these entities are under common control which results in the consolidation of Zhongchao Shanghai and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements. Total assets and liabilities presented on the Company’s consolidated balance sheets and revenues, expenses, net incomes presented on consolidated statements of incomes as well as the cash flows from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial positions, operations and cash flows of Zhongchao Shanghai and its subsidiaries.

On August 15, 2019, HF Capital Management Delta, Inc. (“HF Capital”), a 6.25 % shareholder of Zhongchao Shanghai, planned to withdraw its equity interest in Zhongchao Shanghai (which is representative of 1,350,068 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two existing shareholders), and to contribute the same amount of capital to Zhongchao Cayman directly. The Company and HF Capital entered into a certain warrant agreement to purchase ordinary shares of the Company, pursuant to which the Company granted a warrant to HF Capital, who expects to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there is no uncertainties of going through them. The warrant entitled HF Capital to purchase 1,350,068 Class A Ordinary Shares, representing 6.25% economic beneficial interest, or 1.37% of the voting ownership interest of the Company as of December 31, 2019, or 5.42% economic beneficial interest, or 1.33% of the voting ownership interest of the Company after the Company’s initial public offering in February 2020, from the Company, if the following conditions are met:

1)	All PRC governmental consent and approval required for HF Capital to exercise the warrant and payment of the capital contribution have been obtained, including without limitation, any approval or filing with respect to HF Capital’s investment into the Company, and payment by HF Capital of the capital contribution to the Company, and reasonable evidence thereof shall have been provided to the Company;

2)	HF Capital has fully paid the capital contribution to Zhongchao Cayman; and

3)	The Company released the paid-in capital of HF Capital from Zhongchao Shanghai

The practice is solely a result of tax planning from HF Capital. As the warrant does not cause the Company to transfer or receive any assets, or exchange any other financial instruments on potentially favorable or unfavorable terms with shareholder. The warrant does not meet the definition of a financial instrument as defined in ASC 480 Distinguishing Liabilities from Equity. The management believed the agreement between the Company and HF Capital is a commitment rather than a financial instrument. As such, the warrant is not subject to accounting treatment. In addition, the management expected that there is no circumstance under which the 1,350,068 Class A Ordinary Shares would not be issued, thus the 1,350,068 underlying Class A Ordinary Shares should be included in the ordinary shares outstanding as of December 31, 2019 and 2018 and in the calculation of the basic and diluted weighted average ordinary share issued and outstanding for calculating basic and diluted earnings per share.

On December 2, 2019, the registration of HF Capital’s withdrawal of its capital contribution in Zhongchao Shanghai was completed with local State Administration for Industry and Commerce. The paid-in capital of HF Capital in an amount of RMB20 million (approximately US$2.9 million) is currently being held in the corporate bank account of Zhongchao Shanghai and is to be deposited in a designated bank account mutually controlled by Zhongchao Shanghai and HF Capital after the completion of HF Capital’s ODI procedures and to be released as HF Capital’s capital contribution in Zhongchao Cayman.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Class A Ordinary Shares issued and outstanding presented on the financial statements is reconciled with the number of shares legally as follows:

	December 31, 2019	December 31, 2018
Number of Class A Ordinary Shares legally issued and outstanding	14,752,352	14,752,352
Class A Ordinary Shares committed to be issued to the investor	1,350,068	1,350,068
Number of Class A Ordinary Shares outstanding and issued presented on the financial statements	16,102,420	16,102,420

VIE Agreements with Zhongchao Shanghai

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Zhongchao Shanghai is controlled through VIE Arrangements in lieu of direct equity ownership by us or any of our subsidiaries. Such VIE Arrangements consist of a series of six agreements (collectively, the “VIE Arrangements”), which were signed on August 14, 2019. For more details and risks related to our variable interest entity structure, please see “Our Corporate History and Structure—VIE Arrangements” and “Risk Factors—Risks Related to Our Corporate Structure”.

The significant terms of the VIE Arrangements by and among our wholly-owned subsidiary, Zhongchao WFOE, our consolidated variable interest entity, Zhongchao Shanghai, and the shareholders of Zhongchao Shanghai are as follows:

Agreements that Provide Us Effective Control over Zhongchao Shanghai

Our PRC Wholly Foreign Owned Entity, Zhongchao WFOE, has entered into the following agreements with Zhongchao Shanghai and its shareholders.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement dated August 14, 2019, each shareholder of Zhongchao Shanghai (collectively “Shareholder”) has pledged all of its equity interest in Zhongchao Shanghai to guarantee the shareholder’s and Zhongchao Shanghai’s performance of their obligations under the master exclusive service agreement, business cooperation agreement, exclusive option agreement and proxy agreement and power of attorney. If Zhongchao Shanghai or any of its shareholders breaches their contractual obligations under these agreements, Zhongchao WFOE, as pledgee, will be entitled to dispose the pledged equity interest entirely or partially. Each of the shareholders of Zhongchao Shanghai agrees that, during the term of the equity interest pledge agreement, it will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Zhongchao WFOE. In addition, Zhongchao WFOE has the right to collect dividends generated by the pledged equity interest during the term of the pledge. The term of the initial equity interest pledge agreement is 20 years. After the expiration of the term of initial pledge registration, Zhongchao WFOE may at its sole discretion require the Shareholders to extend the term of the equity interest registration.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

VIE Agreements with Zhongchao Shanghai (continued)

Proxy Agreement and Power of Attorney

Pursuant to the proxy agreement and power of attorney dated August 14, 2019, each shareholder of Zhongchao Shanghai has irrevocably appointed Zhongchao WFOE to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Zhongchao Shanghai requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Zhongchao Shanghai, oversee and review Zhongchao Shanghai’s operation and financial information. Zhongchao WFOE is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Zhongchao WFOE shall designate a PRC citizen to exercise such right. Each proxy agreement power of attorney will remain in force for so long as the Zhongchao Shanghai exists. The shareholders of Zhongchao Shanghai do not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of Zhongchao WFOE

Spouse Consent Letters

Pursuant to the Spouse Consent Letters dated August 14, 2019, the spouse of each married shareholder of Zhongchao Shanghai, unconditionally and irrevocably agreed not to assert any rights over the equity interest in Zhongchao Shanghai held by and registered in the name of their spouse. In addition, each of them agreed to be bound by the VIE Arrangements described here if the spouse obtains any equity interest in Zhongchao Shanghai for any reason.

Master Exclusive Service Agreement

Under the master exclusive service agreement between Zhongchao WFOE and Zhongchao Shanghai dated August 14, 2019, Zhongchao WFOE has the exclusive right to provide Zhongchao Shanghai with technical support, consulting services and other services. Zhongchao WFOE has the right to designate and appoint, at its sole discretion, any entities affiliated with the Zhongchao WFOE to provide any and all services. The service fees are calculated and paid on a yearly basis and at the amount that equals to 100% of the consolidated net profits of Zhongchao Shanghai. Zhongchao WFOE may adjust the service fee at its discretion after taking into account multiple factors, such as the difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Zhongchao WFOE owns the intellectual property rights arising out of the performance of this agreements. Zhongchao Shanghai shall seek approval from Zhongchao WFOE prior to entering into any contracts obtaining the same or similar services as provided under the Master Exclusive Service Agreement. This agreement will remain effective as long as Zhongchao Shanghai exists, unless Zhongchao WFOE advance written notice to Zhongchao Shanghai and its shareholders or upon the transfer of all the equity interest held by Zhongchao Shanghai’s shareholders to Zhongchao WFOE and/or a third party designated by Zhongchao WFOE.

Business Cooperation Agreement

Under the business cooperation agreement dated August 14, 2019, without Zhongchao WFOE’s prior written consent, Zhongchao Shanghai agrees not to engage in any transaction which may materially affect its asset, obligation, right or operation, including but not limited to: any activities not within its normal business scope, merger and acquisition, offering any loan to any third party and incurring any debt from any third party. Zhongchao Shanghai shall seek approval from Zhongchao WFOE prior to entering into any material contract, except the contracts executed in the ordinary course of business. Zhongchao Shanghai shall cause the persons designated by Zhongchao WFOE to be the directors and executive officers of Zhongchao Shanghai. This agreement will remain effective as long as Zhongchao Shanghai exists, unless Zhongchao WFOE advance written notice to Zhongchao Shanghai and its shareholders or upon the transfer of all the equity interest held by Zhongchao Shanghai’s shareholders to Zhongchao WFOE and/or a third party designated by Zhongchao WFOE

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

VIE Agreements with Zhongchao Shanghai (continued)

Agreements that Provide Us with the Option to Purchase the Equity Interest in Zhongchao Shanghai

Exclusive Option Agreement

Pursuant to the exclusive option agreement dated August 14, 2019, each shareholder of Zhongchao Shanghai has irrevocably granted Zhongchao WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Zhongchao Shanghai. The purchase price is equal to the lowest price allowable under PRC laws and regulations at the time of the transfer. Zhongchao Shanghai has agreed that without Zhongchao WFOE’s prior written consent, Zhongchao Shanghai shall cause the persons designated by Zhongchao WFOE to be the directors and executive officers of Zhongchao Shanghai, not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract, merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Zhongchao Shanghai have agreed that, without Zhongchao WFOE’s prior written consent, they will not dispose of their equity interests in Zhongchao Shanghai or create or allow any encumbrance on their equity interests. Moreover, without Zhongchao WFOE’s prior written consent, no dividend will be distributed to Zhongchao Shanghai’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Zhongchao WFOE. These agreements will remain effective as long as Zhongchao Shanghai exists unless Zhongchao WFOE advance written notice to Zhongchao Shanghai and the shareholders or upon the transfer of all the equity interest held by the shareholders to Zhongchao WFOE and/or its designee.

The Company has concluded that the Company is the primary beneficiary of Zhongchao Shanghai and its subsidiaries, and should consolidate their financial statements. The Company is the primary beneficiary based on the Proxy Agreement and Power of Attorney entered into as part of the VIE Agreements that each equity holder of Zhongchao Shanghai assigned their rights as a shareholder of Zhongchao Shanghai to Zhongchao WOFE. These rights include, but are not limited to, voting on all matters of Zhongchao Shanghai requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Zhongchao Shanghai, oversee and review Zhongchao Shanghai’s operation and financial information. As such, the Company, through Zhongchao WOFE, is deemed to hold all of the voting equity interest in Zhongchao Shanghai and its subsidiaries. For the periods presented, the Company has not provided any financial or other support to either Zhongchao Shanghai or its subsidiaries. However, pursuant to the Master Exclusive Services Agreement, the Company may provide complete technical support, consulting services and other services during the term of the VIE agreements. Though not explicit in the VIE agreements, the Company may provide financial support to Zhongchao Shanghai and its subsidiaries to meet its working capital requirements and capitalization purposes. The terms of the VIE Agreements and the Company’s plan of financial support to the VIEs were considered in determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.

Based on the foregoing VIE Agreements, Zhongchao WFOE has effective control of Zhongchao Shanghai and its subsidiaries, which enables Zhongchao WFOE to receive all of their expected residual returns and absorb the expected losses of the VIE and its subsidiaries. Accordingly, the Company consolidates the accounts of Zhongchao Shanghai and its subsidiaries for the periods presented herein, in accordance with Accounting Standards Codification, or ASC, 810-10, Consolidation.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principal of consolidation

The consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries, and consolidated VIE and its subsidiaries for which the Company is the primary beneficiary.

All transactions and balances among the Company, its subsidiaries and consolidated VIE have been eliminated upon consolidation.

(c)	Non-controlling interest

Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the Company. As of December 31, 2019 and 2018, non-controlling equity holders held 49% equity interest in Shanghai Jingyi. As of December 31, 2018, non-controlling equity holder held 45% equity interest in Shanghai Huijing. On January 21, 2019, Shanghai Maidemu acquired remaining 45% equity interest in Shanghai Huijing.

(d)	Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2019	December 31, 2018
Balance sheet items, except for equity accounts	6,9618	6.8755

	For the Years Ended December 31,
	2019	2018	2017
Items in the statements of income and comprehensive income, and statements of cash flows	6,9081	6.6090	6.7569

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, equity value of the Company, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation of deferred tax assets, and other provisions and contingencies.

(f)	Fair value of financial instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

As of December 31, 2019 and 2018, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, short-term investments, accounts receivable, other receivables, short-term borrowings and other payables, which approximate their fair values because of the short-term nature of these instruments. Short-term investments are held to their maturities and are carried at amortized cost, which approximates fair value.

(g)	Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use.

(h)	Short-term investments

Short-term investments consist primarily of investments in financial products with variable return rates and maturities between three months and one year. Short-term investments are held to their maturities and are carried at amortized cost, which approximates fair value because of the short-term nature of these investments. The Company reviews its investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI is recognized as a loss in the statement of income. For the year ended December 31, 2019, the Company collected all short-term investments. For the years ended December 31, 2019, 2018 and 2017, the Company has no OTTI on the short-term investments.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Accounts receivable

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. The Company provides customers with credit term ranging between one to six months, depending on credit assessment of customers. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2019 and 2018, the Company determined no allowances for doubtful accounts were necessary for accounts receivable.

(j)	Prepayments

Prepayments represent amounts advanced to suppliers for providing services to the Company. The suppliers usually require advance payments when the Company orders service and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

(k)	Property and equipment

Property and equipment primarily consist of office equipment, vehicle and construction in progress. Office equipment and vehicles are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Office equipment	3 years
Vehicle	4 years

The Company constructs its staff dormitory, which is accounted for as construction in progress before completed. In addition to cost under the construction contracts, interest cost and external costs directly related to the construction of such facilities, including equipment installation and shipping costs, are capitalized. As of December 31, 2019 and 2018, the Company only incurred cost under the construction contracts for the construction in progress.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Land use rights, net

Land use rights, net represent prepayments to the lessee for sub-lease of two land use rights. Land use rights are carried at cost less accumulated amortization and any impairment loss. Amortization is provided against the cost of lease prepayments on a straight-line basis over the period of the rights which are 16 years and 32 years, respectively.

(m)	Intangible assets, net

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives as follows:

Trademarks	10 years
License	10 years
Software	10 years

(n)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2019, 2018 and 2017.

(o)	Revenue recognition

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 605 and therefore there was no material changes.

In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost plus margin approach, if the standalone selling price of each performance obligation is not observable.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Revenue recognition (continued)

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment. The balance of accounts receivable was $5,078,419 and $1,993,237 as of December 31, 2019 and 2018, respectively.

Advances from customers consists of payments received related to unsatisfied performance obligations at the end of the period. The Company’s total advance from customers was $73,961 and $553,409 as of December 31, 2019 and 2018.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs for obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Medical training and education services

The Company designs and provides medical training and education courses in both online and offline formats to physicians and allied healthcare professionals (the “training and education services”). The Company identifies a single performance obligation from contracts. The Company recognizes revenue at the point of provision of services. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of medical training and education courses to the Company. The fees are fixed and determinable at the inception of the services.

Offline medical training and education services courses – though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers is integration of all of these service commitments.   The Company concludes that these service commitments are highly dependent with each other, in the context of the contract term. Thus, these service commitments are not distinct from each other, and the Company combines all service commitments performed as a single performance obligation. In cases where the Company engages third party experts to provide presentation in medical courses, as the Company determines the contents and the participants, it has the ability to direct these experts to provide medical training services for the Company. Therefore the Company is primarily responsible for fulfilling the promise to provide the medial courses and has the discretion in establishing the transaction price. The Company is a principal in the provision of services and recognizes revenues on a gross basis.

Online medical training and education services courses – the promises in the contracts with customers consist of provision of online courses and presentation of the courses online for users to access for a period of time. The performance obligation of presentation of the courses online for users for a period of time is immaterial in the context of the contract because presentation of each course incurred no significant additional cost, nor will it occupy any significant resources of the Company, except for little digital space on the Company’s server, which is inconsequential. Therefore, the Company combines all service commitments performed as a single performance obligation.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Revenue recognition (continued)

Assistance in patient-aid projects

The Company is engaged by NFPs to assist in the operation of patient-aid  projects with a purpose to facilitate qualified patients to obtain free drug treatment from NFPs. The Company is responsible to provide doctors with access to training courses or training materials in connection with the drug treatment, review the completeness of application documents from patients, and other ad-hoc works (such programs with these plug-in features are hereinafter referred as the “patient-aid projects”). The arrangements are structured as fixed price contracts. The price is determined as stated in contracts and does not include any variable consideration. The Company identifies a single performance obligation from contracts and recognizes revenue over a period of time during which the Company provides the assistance to the NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. The Company uses an input-based method to measure the progress, by reference to the cost incurred in performing the obligation.

The fees are fixed at the inception of the services and are collected either in advance or after the services are provided.

Other consulting services

The Company also provides consulting services to its customers, including drafting research papers and providing other academic supports. The consulting services are accounted for as a single performance obligation and was recognized as revenue when the Company delivers services to the customers. Fees are generally collected after provision of services. For the years ended December 31, 2019, 2018 and 2017, the Company generated minimal amount from other consulting services.

(p)	Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, salary and welfare expenses incurred by the key members of the editorial, design and production team, and labor cost for patient-aid projects. The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other media expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling, accommodation and media expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

(q)	Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $497,402, $476,765 and $313,777 for the years ended December 31, 2019, 2018 and 2017, respectively.

(r)	Research and development costs

Research and development costs are mainly comprised of salary and welfare expenses for the Company’s IT department employees who work for the development of the Company’s platform and database, and software and related intellectual property expenses which were used to develop an extensive library of licensed content and medical database. For the years ended December 31, 2019, 2018 and 2017, the Company incurred research and development expenses of $864,320, $1,447,949 and $943,253, respectively.

(s)	Advertising expenses

Advertising expenses primarily include advertisement for the Company’s platform for online medical courses. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the consolidated statements of income and comprehensive income were $2,670,397, $1,989,895 and $2,436,734 for the years ended December 31, 2019, 2018 and 2017, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Government grants

Government grants include cash subsidies as well as other subsidies received from various government agencies by the VIE and its subsidiaries of the Company. Government grants are recognized as other income when all conditions attached to the grants are fulfilled and recorded in the consolidated statements of income and comprehensive income.

During the year ended December 31, 2017, the Company received government grants of $221,995 as a reward for its IPO listing on NEEQ. The government grants were recognized as other income upon receipt as the listing was successful in 2016

During the years ended December 31, 2019, 2018 and 2017, the Company received government grants of $101,330, $552,277 and $207,196, respectively, in connection with the Company’s development of medical database and online medical lectures sharing application and cloud system. However the conditions attached to the grants would not be fulfilled until passing quality check by local government. These grants are recognized as deferred government grant when received and will be charged as a reduction of specific costs and expenses upon the Company passing the quality check, or recorded as an income if the specific costs and expenses were incurred in prior periods. For the years ended December 31, 2019, 2018 and 2017, in connection with the Company’s development of medical database and online medical lectures sharing application and cloud system, the Company recognized government grant income of $506,652, $nil and $nil, respectively, included in the “other income, net” in the consolidated statement of income.

Other immaterial government grants are recognized as current period income when received.

(u)	Share-based compensation

Share-based awards granted to the Company’s employees and one non-employee are measured at fair value on grant date and measurement date, respectively, and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of restricted shares is determined with reference to the fair value of the underlying shares.

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the equity value of the Company (Note 16), expected life, expected volatility and expected forfeiture rates. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

(v)	Value added tax

The Company is subject to value added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. The related surcharges for revenues derived from provision medical courses are deducted from gross receipts to arrive at net revenues.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2019, income tax returns for the tax years ended December 31, 2014 through December 31, 2018 remain open for statutory examination.

(x)	Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and  of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2019, 2018 and 2017, the Company had no dilutive stocks.

(y)	Comprehensive income

A Comprehensive income includes net income and other comprehensive income (loss) arising from foreign currency adjustments. Comprehensive income is reported in the consolidated statements of income and comprehensive income.

(z)	Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450 Sub topic 20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)	Operating lease

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-02, Leases (Topic 842), which is effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The Company adopted the Topic 842 on January 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after January 1, 2019.

The Company leases its offices which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2019.

(bb)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Consequently, the Company has determined that it has only one reportable operating segment.

(cc)	Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The effective date was for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, for public business entities that meet the definition of an SEC filer and eligible to be Smaller Reporting Companies, or SRC, as defined by the SEC and all non-public business entities. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2023, and the Company is in the process of evaluating the impact of adopting this standard on its consolidated financial statements.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(cc)	Recently issued accounting pronouncements (continued)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, policies for timing of transfers between different levels for fair value measurements, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and cash flows.

(dd)	Significant risks and uncertainties

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2019 and 2018, the Company held cash and cash equivalents of $7,739,422 and $7,918,675, respectively, which were primarily deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $71,821). In addition, the Company maintains certain bank accounts in Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2)	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

3)	Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

4)	Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations (Note 18).

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATION MATTERS

On August 14, 2019, Zhongchao WFOE entered into VIE Agreements with Zhongchao Shanghai and its shareholders. The key terms of these VIE Agreements are summarized in “Note 1 - Organization and Principal Activities” above.

VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Zhongchao WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Zhongchao Shanghai, because it has both of the following characteristics:

1.	power to direct activities of Zhongchao Shanghai that most significantly impact the its economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to Zhongchao Shanghai or right to receive benefits from the entity that could potentially be significant to Zhongchao Shanghai.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE Agreements, it may not be able to exert effective control over Zhongchao Shanghai and its ability to conduct its business may be materially and adversely affected.

All of the Company’s main current operations are conducted through Zhongchao Shanghai and its subsidiaries. Current regulations in China permit Zhongchao Shanghai to pay dividends to the Company only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Zhongchao Shanghai to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

Risks of variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Arrangements is remote based on current facts and circumstances.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATION MATTERS (CONTINUED)

The following significant amounts of Zhongchao Shanghai and its subsidiaries are included in the accompanying consolidated financial statements for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	$7,739,422	$7,918,675
Short-term investments	-	1,163,552
Accounts receivable	5,078,419	1,993,237
Other current assets	1,692,928	1,485,893
Property and equipment, net	1,889,973	669,905
Other noncurrent assets	1,338,708	814,862
Total Assets	$17,739,450	$14,046,124

LIABILITIES
Short-term borrowings	$-	$727,220
Advances from customers	73,962	553,409
Deferred income	323,192	734,492
Income tax payable	897,892	288,111
Operating lease liabilities	251,582	-
Other current liabilities	852,398	357,526
Total Liabilities	$2,399,026	$2,660,758

	For the years ended December 31,
	2019	2018	2017
Revenues	$14,882,763	$12,865,870	$9,816,312
Income from Operations	$3,642,265	$3,274,647	$1,048,625
Net Income	$4,000,620	$3,001,489	$1,494,928

4.	SHORT-TERM INVESTMENTS

As of December 31, 2018, the balance of short-term investments was comprised of investments of various financial products from Chinese banks and wealth management companies, with variable return rate and with maturities between three months and one year. The Company classified these financial assets as held-to-maturity financial assets and recorded the assets at amortized cost, which approximates fair value. As of December 31, 2019, the Company collected the balance all short-term investments from Chinese banks and wealth management companies.

For the years ended December 31, 2019, 2018 and 2017, the Company earned interest income of $56,512, $103,687 and $nil, respectively, from the short-term investments.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2019	December 31, 2018
Deferred offering costs (i)	$461,710	$-
Prepaid advertising expense	426,901	738,331
Deferred contract costs (ii)	189,572	45,661
Office rental deposit	71,752	32,114
Interest receivable	72,671	-
Prepaid rental fees	15,598	32,514
Prepaid consulting service fees	3,160	29,380
Others	16,676	45,318
	$1,258,040	$923,318

(i)	As of December 31, 2019, the balance of deferred offering costs represented the expenses directly related to the initial public offerings, which was deducted against additional paid-in capital upon initial public offering in February 2020.
(ii)	As of December 31, 2019 and 2018, the balances of deferred contract costs represented the travel and media expenses which were directly related to certain contracts with customers. The costs and expenses were incurred so as the Company would fulfil its performance obligation committed to its customers and were expected to be recovered.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2019	December 31, 2018
Office equipment	$392,010	$213,563
Vehicle	32,233	-
Less: accumulated depreciation	(119,976)	(46,106)
	304,267	167,457
Construction in progress	1,585,706	502,448
	$1,889,973	$669,905

As of December 31, 2019 and 2018, the construction in progress primarily consisted of the construction in progress of an office campus and facilities in Beijing on leased land (Note 7). The construction was completed in January 2020 with additional cost of $154,530.

Depreciation expenses totaled $75,021, $23,655 and $13,077 for the years ended December 31, 2019, 2018 and 2017, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	LAND USE RIGHTS, NET

Land use rights, net consist of the followings:

	December 31, 2019	December 31, 2018
Land use rights	397,311	$402,298
Less: accumulated amortization	(30,902)	(9,537)
	$366,409	$392,761

For the year ended December 31, 2018, the Company acquired two pieces of land use rights for a total of RMB 2,766,000 ($418,520). Amortization expenses totaled $21,650, $9,921 and $nil for the years ended December 31, 2019, 2018 and 2017, respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2019	December 31, 2018
Trademark and license	11,030	$11,168
Software	41,082	41,597
Less: accumulated amortization	(14,789)	(8,711)
	$37,323	$44,054

For the years ended December 31, 2019, 2018 and 2017, amortization expense totaled $6,234, $5,123 and $3,193, respectively.

9.	SHORT TERM BORROWINGS

Short-term borrowings consists of the following:

			December 31,	December 31,
Lender Name	Interest rate	Term	2019	2018
Shanghai Pudong Development Bank	Fixed annual rate of 5.09%	From August 30, 2018 to August 29, 2019	$-	$290,888
Shanghai Pudong Development Bank	Fixed annual rate of 5.09%	From December 21, 2018 to December 20, 2019	-	436,332
			$-	$727,220

As of December 31, 2018, the balances of bank borrowings were guaranteed by Mr. Weiguang Yang, the principal shareholder, the CEO and Chairman of the Board of the Company, and Ms. Zhihua Zhen, the spouse of Mr. Yang. Both bank borrowings were repaid on due dates.

For the years ended December 31, 2019, 2018 and 2017, the interest expenses charged for the short term bank borrowings were $30,312, $5,840 and $nil, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2019	December 31, 2018
Other tax payable	$390,403	$182,178
Accrued payroll	168,818	121,798
Deposits from sub-lessors of land use rights (i)	124,393	-
Other current liabilities	51,720	29,925
	$735,334	$333,901

(i)	The Company acquired two pieces of land use rights (Note 7) from certain sub-lessors and required of deposits from these sub-lessors and would release the deposits upon sub-lessors’ issuance of invoices to the Company. The Company expects to get the invoices and release deposits in the year ended December 31, 2020, and accounted for the deposits as current liabilities.

Other tax payable

Other tax payables consist of the following:

	December 31, 2019	December 31, 2018
Value added tax payable	$366,535	$168,439
Local taxes payable	23,868	13,739
	$390,403	$182,178

11.	INCOME TAXES

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Zhongchao HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (CONTINUED)

PRC

Zhongchao WFOE, Zhongchao Shanghai and Shanghai Maidemu are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Shanghai Zhongxun, Shanghai Jingyi and Shanghai Huijing qualify as Small and Low Profit Enterprises, and are subject to a preferential EIT of 10%. Horgos Zhongchao and Horgos Zhongchao Zhongxing qualify as Enterprises in Underdeveloped Areas, and is subject to 0% EIT for a period of five years since it generated revenues.

Entities qualifying as Software Development Enterprises enjoy a preferential tax treatment of income tax exemption for the first two years, and 50% reduction of rate (i.e. 12.5%) for the next three years. Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Qualified as a Software Development Enterprise and a High and New Technology Enterprise, Zhongchao Shanghai received the preferential tax treatments from the year ended December 31, 2016, and was exempted from income taxes for the years ended December 31, 2016 and 2017, applied a preferential income tax rate of 12.5% for the years ended December 2018 through 2020, and a preferential income tax rate of 15% from the year ended December 31, 2021 and thereafter.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities is entitled to deduct 175% research and development expenses against income to reach a net operating income.

Income tax expenses consist of the following:

	For the Years Ended December 31,
	2019	2018	2017
Current income tax expenses	$(705,231)	$(441,156)	$-
Deferred income tax benefits (expenses)	318,087	(60,975)	153,953
Income tax (expenses) benefits	$(387,144)	$(502,131)	$153,953

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2019	2018	2017
PRC statutory income tax rate	25%	25%	25%
Effect of preferential tax benefits	(14.23)%	(7.30)%	(27.60)%
Effect of non-deductible expenses	0.39%	0.22%	0.02%
Effect of research and development credits	(2.25)%	(3.28)%	(5.83)%
Effect of intangible assets amortization	0%	0%	(2.26)%
Effect of deferred tax rate change for share based compensation	(0.09)%	(0.31)%	(0.81)%
Effective tax rate	8.82%	14.33%	(11.48)%

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. INCOME TAXES (CONTINUED)

Deferred tax assets as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018
Excess advertising expense	608,131	$323,720
Deferred Intangible assets amortization	24,165	27,099
Net operating loss carrying forward	20,543	14,731
Share-based compensation	36,155	12,497
	$688,994	$378,047

As of December 31, 2019 and 2018, the Company had net operating loss carryforwards of $209,345 and $150,747, respectively. The net operating loss carryforwards begin to expire in the tax year ending December 31, 2022. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2019 and 2018, the Company did not record valuation allowance against the deferred tax assets based upon management’s assessment that it is more likely than not that there will be realization of the deferred tax asset.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per ordinary share for the years ended December 31, 2019, 2018 and 2017, respectively:

	For the Years Ended December 31,
	2019	2018	2017
Net Income Attributable to Zhongchao Inc.’s shareholders	$4,046,670	$3,019,323	$1,529,280

Weighted average number of ordinary share outstanding
Basic and Diluted	21,600,135	20,764,245	19,562,121

Earnings per share
Basic and Diluted	$0.187	$0.145	$0.078

On August 14, 2019, Zhongchao Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Zhongchao Cayman prior to the reorganization. All references to numbers of common shares and per-share data in the accompanying consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis. In addition, the contingently issuable ordinary shares of 1,350,068 shares of Class A ordinary share underlying the warrant (Note 1) issued to one existing shareholder of Zhongchao Shanghai is included in calculation of basic and diluted weighted average number of ordinary share outstanding, as the Company does not expect any circumstances under which those shares would not be issued.

Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2019, 2018 and 2017, the Company had no dilutive stocks.

13. RELATED PARTY TRANSACTIONS AND BALANES

As of December 31, 2019, the Company had a balance of $14,364 due from Shanghai Xingzhong Investment Management Limited Partnership, which was a platform for certain officers and employees holding the Company shares. The balance was an operating expense paid on behalf of the related party, and was receivable on demand and interest-free. As of December 31, 2018, the Company had no balances with related parties.

During the year ended December 31, 2018, Mr. Weiguang Yang, the principal shareholder, the CEO and Chairman of the Board of the Company, and Ms. Zhihua Zhen, the spouse of Mr. Yang, provided guarantee for the Company’s short-term borrowings of $727,220 (Note 9).

On May 3, 2017, Mr. Weiguang Yang transferred 4.0% of equity interest of Shanghai Xingzhong Investment Management LLP, which was equivalent to 85,920 shares of ordinary share of Zhongchao Shanghai to Mr. Baoqian Tian, the sales director of the Company. The fair value of the ordinary share aggregated $274,027 (Note 16) which is to compensate the services to be rendered by the employee.

On February 28, 2019, Mr. Weiguang Yang transferred 1.0% and 4.75% of equity interest of Shanghai Xingzhong Investment Management LLP, which was equivalent to 29,970 and 142,229 shares of ordinary share of Zhongchao Shanghai, to Ms. Pei Xu, the Chief Financial Officer of the Company, and Ms. Shuang Wu, the Chief Operation Officer of the Company, respectively. The ordinary shares will vest after a ten-year service period is fulfilled. The fair value of these ordinary shares aggregated $827,413 (Note 16) which is to compensate the services to be rendered by the employee.

The value of the shares of $274,027 and $827,413 transferred were charged to expenses over the five or ten years request service period starting from each of the grant date in the Company’s consolidated statements of income and comprehensive income with a corresponding credit to additional paid-in capital.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY

Capital contribution from shareholders

During the year ended December 31, 2017, three new shareholders made additional cash paid-in capital aggregating $2,732,081 to Zhongchao Shanghai, and in return obtained equity interest of 6.67% in Zhongchao Shanghai in aggregate.

During the year ended December 31, 2018, a new shareholders made additional cash paid-in capital of $3,580,260 to Zhongchao Shanghai, and in return obtained equity interest of 6.25% economic beneficial interests in Zhongchao Shanghai in aggregate.

Ordinary share

The Company’s authorized share capital is 500,000,000 ordinary shares consisting of 450,000,000 Class A Ordinary Shares and 50,000,000 Class B ordinary shares, par value $0.0001 per share (each, a “Class B Ordinary Share”; collectively, “Class B Ordinary Shares”). On April 16, 2019, the Company issued 10,000 Class B Ordinary Shares. On August 14, 2019, we issued 14,752,352  Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Class A Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to 1 vote and each Class B Ordinary Share will be entitled to 15 votes. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one to one basis.

In addition, the Company was committed to issue 1,350,068 Class A Ordinary Shares to a 6.25 % shareholder of Zhongchao Shanghai, who is now in the progress of changing from a shareholder of Zhongchao Shanghai to a direct investor of Zhongchao Cayman (Note 1). The 1,350,068 Class A Ordinary Shares, representing 6.25% economic beneficial interest, or 1.37% of the voting ownership interest of the Company as of December 31, 2019, or 5.42% economic beneficial interest, or 1.33% of the voting ownership interest of the Company as of the date of this Annual Report, will be issued to the shareholder upon its capital contribution in Zhongchao Cayman and the Company released its paid-in capital in Zhongchao Shanghai. The shareholder expects to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there is no uncertainties of going through them. Such ordinary shares are included in the shares issued and outstanding as of December 31, 2019 and 2018 and in the calculation of earnings per share as such commitment to issue the shares is considered to be part the reorganization, and the shares are considered to be in existence from the time this shareholder made the investment or January 1, 2017, whichever is earlier.

In connection with reorganization, all references to numbers of ordinary shares and per-share data in the consolidated financial statements have been adjusted to reflect such reorganization have been retroactively stated as if it occurred on January 1, 2017, other than the number of ordinary share issued to the shareholders who made capital contribution for the period from January 1, 2017 to December 31, 2018 as introduced in the note “Capital contribution from shareholders”.

As of December 31, 2019 and 2018, there are 16,102,420 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares, issued and outstanding, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY (CONTINUED)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary or VIE. Relevant PRC statutory laws and regulations permit payments of dividends by Zhongchao WFOE, Zhongchao Shanghai and its subsidiaries including, Shanghai Maidemu, Shanghai Zhongxun, Horgos Zhongchao, Shanghai Jingyi and Shanghai Huijing only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiary and VIE and VIE’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Zhongchao WFOE, Zhongchao Shanghai and its subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

During the year ended December 31, 2018, Shanghai Maidemu generated profit and had retained earnings as of December 31, 2018. The Company accrued statutory reserve funds of $20,539, which is 10% of the retained earnings of Shanghai Maidemu as of December 31, 2018.

During the year ended December 31, 2019, Zhongchao Shanghai and Shanghai Zhongxun generated profit and had retained earnings as of December 31, 2019. The Company accrued statutory reserve funds of $395,274, which is 10% of the retained earnings of the two entities as of December 31, 2019.

As of December 31, 2019, 2018 and 2017, the Company had statutory reserve of $415,813, $20,539 and $nil, respectively.

As of December 31, 2019, 2018 and 2017, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, were approximately $12,462,828, $11,968,678 and $8,382,362, respectively.

The current PRC Enterprise Income Tax (“EIT”) Law also imposed a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, will be subject to a 5% withholding tax rate, subject to approval from the related PRC tax authorities.

The ability of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries to make dividends and other payments to the Company may also be restricted by changes in applicable foreign exchange and other laws and regulations. Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules;

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY (CONTINUED)

Currently, under the Administration Rules, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange (the “SAFE”) is obtained and prior registration with the SAFE is made. Foreign-invested enterprises like Rise King WFOE that need foreign exchange for the distribution of profits to its shareholders may effect payment from their foreign exchange accounts or purchase and pay foreign exchange rates at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Based on their needs, foreign-invested enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Although the current Exchange Rules allow the convertibility of Chinese Renminbi into foreign currency for current account items, conversion of Chinese Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency conversion. The Company cannot be sure that it will be able to obtain all required conversion approvals for its operations or the Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese Renminbi in the future. Currently, most of the Company’s retained earnings are generated in Renminbi. Any future restrictions on currency exchanges may limit the Company’s ability to use its retained earnings generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

As of December 31, 2019, 2018 and 2017, there was $nil retained earnings in the aggregate, respectively, which was generated by the Company’s VIE and its subsidiaries in Renminbi included in the Company’ consolidated net assets, aside from $415,813, $20,539 and $nil statutory reserve funds as of December 31, 2019, 2018 and 2017, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit the Company’s PRC subsidiary and VIE and VIE’s subsidiaries’ ability to make dividends or other payments in U.S. dollars to the Company, in addition to $12,462,828, $11,968,678 and $8,382,362 restricted net assets as of December 31, 2019, 2018 and 2017, respectively, as discussed above.

15. CONCENTRATION RISK

The Company has a concentration of its account receivables with specific customers. As of December 31, 2019, three customers accounted for 31.4%, 15.9% and 11.7% of net accounts receivable, respectively. As of December 31, 2018, two customers accounted for 25.1% and 21.9% of net accounts receivable, respectively.

For the year ended December 31, 2019, three customers accounted for approximately 25.5%, 15.1% and 14.1% of the total revenue, respectively. For the year ended December 31, 2018, two customers accounted for approximately 37.7% and 10.9% of the total revenue, respectively. For the year ended December 31, 2017, one customer accounted for approximately 55.1% the total revenue.

As of December 31, 2019 and 2018, the Company had insignificant balance of accounts payable and did not further assess the concentration risk of accounts payable.

For the year ended December 31, 2019, one supplier accounted for approximately 18.7% of the total cost of revenue. For the year ended December 31, 2018, two suppliers accounted for approximately 44.7% and 14.7% of the total cost of revenue, respectively. For the year ended December 31, 2017, one supplier accounted for approximately 45.6% of the total cost of revenue.

16. STOCK BASED COMPENSATION

On May 3, 2017, Zhongchao Shanghai granted 85,920 shares of restricted share units to one employee. The restricted share units will vest after a five-year service period is fulfilled. The grant-date value of a restricted share was $3.12 The fair value of the equity value was assessed using discounted cash flow method under income approach, with a discount for lack of marketability given that the equity interests underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Zhongchao Shanghai’s projected financial and operating results, its unique business risks, the liquidity of the equity interests and its operating history and prospects at the time the equity interests were given. The fair value of these awards was determined using management’s estimates and assumptions. Significant estimates and assumptions used included revenue growth rate ranging from 10.9% to 30.0%, terminal growth rate of 3%, and discount rate of 16%.

On October 19, 2017, Zhongchao Shanghai announced an acceleration of vesting shares for employees whose restricted share units are subject to fulfilment of a requisite service period. These employees were entitled to vest 7% of restricted shares units. Meantime, the 12 employees and 1 non-employee exercised and sold 142,500 shares of ordinary shares to an external investor at a consideration of $478,800, in proportionate to their granted number of ordinary shares. The Company recorded related expenses of the 7% restricted shares units upon the announcement, as if the acceleration was separate grant of restricted share units which was granted and vested simultaneously.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. STOCK BASED COMPENSATION (CONTINUED)

On November 21, 2017, Zhongchao Shanghai declared a stock dividend by delivering 5 new shares of ordinary share to each 10 existing shares. As the number of additional shares issued as stock dividend is so significant that it has the effect of materially reducing the share value, the shareholders do not anticipate the amount in the retained earnings is subject to further distributions either in stock or in cash. The substance of the transaction is that of a stock split. Accordingly, the Company accounted for the stock dividend as stock split. No capitalization of retained earnings is necessary and no additional accounting treatment is posted and the shares and per share data are presented on a retroactive basis.

As of December 31, 2017, 12 employees and 1 non-employee had an aggregation of 2,847,150     shares of ordinary share.

In November and December 2018, two employees resigned from the Company and forfeited the unvested 154,346 shares of ordinary share. Accordingly, the Company reversed the expenses which was previously charged to the statement of income.

As of December 31, 2018, 10 employees and 1 non-employee had an aggregation of 2,692,805 shares of restricted share units.

On January 3, 2019, Zhongchao Shanghai granted 101,997 shares of restricted share units to three of its employees and 30,000 shares to one non-employee for the consulting services rendered. The restricted share units will vest after a five-year service period is fulfilled. The grant-date value of each restricted share units was $2.72, and the total fair value of these restricted share units aggregated $359,032. On February 28, 2019, Zhongchao Shanghai granted 29,970 shares and 142,229 shares of restricted share units to Ms. Pei Xu, the Chief Financial Officer of the Company, and Ms. Shuang Wu, the Chief Operation Officer of the Company, respectively. The restricted share units will vest after a 10-year service period is fulfilled. The grant-date value of each restricted share units was $2.72, and the total fair value of these restricted share units aggregated $468,381. The fair value of both restricted share units was assessed using discounted cash flow method under income approach, with a discount for lack of marketability given that the equity interests underlying the awards were not publicly traded at the time of grant. Significant estimates and assumptions used included revenue growth rate ranging from 8.6% to 39.4%, terminal growth rate of 3%, and discount rate of 16%.

As of December 31, 2019, 12 employees and 1 non-employee had an aggregation of 2,997,000 shares of restricted share units.

The above shares grant was contributed by Mr. Weiguang Yang from the equity interest of Shanghai Xingzhong Investment Management LLP owned by himself, which represented the ordinary shares of the Company. (see Note 13). For the years ended December 31, 2019, 2018 and 2017, the Company had stock-based compensation expenses of $159,984, reversal of stock-based compensation of $14,483 and stock-based compensation expenses of $110,940, respectively. As of December 31, 2019, the Company expected to incur stock based compensation expenses of $916,780 over a weighted average period of 5.6 years.

The following table summarizes our unvested restricted share units:

	Number of shares	Weighted- Average Grant-Date Fair Value
Unvested at December 31, 2016	156,804	$4.01
Granted	85,920	$3.12
Cancelled	(16,950)	$(3.36)
Increase of restricted share units pursuant to stock split	112,888	$(1.31)
Unvested at December 31, 2017	338,662	$2.46
Vested	(64,436)	$(2.67)
Forfeited	(154,346)	$(2.67)
Unvested at December 31, 2018	119,880	$2.08
Granted	304,196	$2.72
Unvested at December 31, 2019	424,076	$2.54

The following table summarizes share-based compensation expenses charged to (reversal from) operating expenses:

	For the Years Ended December 31,
	2019	2018	2017
Selling and marketing expenses	92,885	(14,483)	110,940
General and administrative expenses	67,099	-	-

Total charges (reversals) of share-based compensation expenses	$159,984	$(14,483)	$110,940

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

As of December 31, 2019, the Company leases offices space under three non-cancelable operating lease arrangements, two of which had a term over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company discounted lease payments based on an estimate of its incremental borrowing rate to present value.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheet.

December 31, 2019

Rights of use lease assets	$245,982

Operating lease liabilities, current	$210,219
Operating lease liabilities, noncurrent	41,363
Total operating lease liabilities	$251,582

As of December 31, 2019, the weighted average remaining lease term was 1.19 years, and discount rates were 4.75% for all of the operating leases.

Rental expense for the years ended December 31, 2019, 2018 and 2017 were $307,864, $195,326 and $171,788, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2019:

2020	$217,644
2021	41,626
Total lease payments	259,270
Less: imputed interest	(7,688)
Present value of lease liabilities	$251,582

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contractual commitment for construction of the Company’s office campus

During the year ended December 31, 2018, the Company obtained two pieces of land use rights (Note 7), on which it commenced construction of the office campus and facilities (Note 6). The construction was completed in January 2020. Future minimum capital commitment under construction contract as of December 31, 2019 are as follows:

Twelve months ending December 31,	Minimum capital commitment
2020	154,530
$154,530

18. SUBSEQUENT EVENTS

1)	Close of initial public offering and partial exercise of over-allotment option

On February 26, 2020, the Company consummated its initial public offering (“IPO”) of 3,000,000 Class A Ordinary Shares, par value $0.0001 per share. The Company completed its IPO pursuant to the Company’s registration statement on Form F-1 (File No. 333-234807), originally filed with the Securities and Exchange Commission on August 19, 2019 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on February 21, 2020. The Shares were sold at a price of $4.0 per share, generating gross proceeds to the Company of approximately $12 million.

On February 28, 2020, the Company closed on the partial exercise in the over-allotment option to purchase an additional 315,003 Class A ordinary shares, par value $0.0001 per share of the Company by Network 1 Financial Securities Inc., the lead underwriter in connection with the Company’s U.S. firm commitment underwritten IPO, at the IPO price of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $1.26 million before underwriting discounts and commissions and offering expenses.

The Class A Ordinary Shares are now traded on the Nasdaq Capital Market under the symbol “ZCMD.”

2)	Impact of COVID-19

In response to the coronavirus outbreak, the Company advised all employees to work from home from mid-January to early April 2020, as such the Company was able to continue servicing its customers with minimum interruption. Although we were unable to adhere to original delivery timeliness of certain projects due to the strict movement restrictions imposed by the government, we have managed to convert certain onsite training and education programs to online programs and timely deliver the updated training information to our customers and users. In addition, all of our employees are well equipped and prepared for the remote work situations even before the outbreak. Zhongchao generates a vast majority of its revenues from medical and education training courses delivered through online portals. In that aspect, the Company has seen limited interruption to its business related to the coronavirus.

Additionally, since mid-January, the Company, through its MDMOOC platform (www.MDMOOC.org), has successfully developed and launched coronavirus curriculum (the “Curriculum”) with over 60 courses covering a wide range of medical specialties. The Curriculum includes 1) free online courses developed independently by the Company and 2) customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations (the “Partners and Sponsors”). The curriculum has been successively distributed through the Company’s web portals, mobile APP, WeChat subscription accounts, as well as social media channels, providing much-needed help to the medical workers who are at the forefront of the fight against the coronavirus.

However, the Company’s business could continue being impacted by the outbreak of COVID-19. The Company’s offices are located in Shanghai and Beijing, China, where any outbreak of contagious diseases and other adverse public health developments could have a negative impact on the Company’s business operations.

As it continues to spread globally, the impact of COVID-19 on the economy environment, market condition, the financial position of our customers as well as Company’s operations, business and financial results is currently uncertain and could be adverse.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The subsidiary did not pay any dividend to the parent company for the periods presented. For the purpose of presenting parent only financial information, the parent company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the parent company as “Investment in subsidiaries and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2018.

PARENT COMPANY BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	$48,100	$-
Other current assets	6,800	-
Investment in subsidiaries	15,385,144	11,413,202
Total Assets	$15,440,044	$11,413,202

LIABILITIES AND EQUITY
Total Liabilities	$55,000	$-

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 16,102,420 and 16,102,420 shares issued and outstanding at December 31, 2019 and 2018, respectively)	1,610	1,610
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at December 31, 2019 and 2018, respectively)	550	550
Additional paid-in capital	12,044,855	11,945,979
Statutory reserve	415,813	20,539
Retained earnings (Accumulated deficit)	3,266,987	(384,309)
Accumulated other comprehensive loss	(344,771)	(171,167)
Total Shareholders’ Equity	15,385,044	11,413,202
Total Liabilities and Shareholders’ Equity	$15,440,044	$11,413,202

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2019	2018	2017
Income of subsidiaries	$4,000,599	$3,001,489	$1,494,928
General and administrative expenses	(100)	-	-
Net Income	4,000,499	3,001,489	1,494,928

Net loss attributable to noncontrolling interests	46,171	17,834	34,352

Net Income Attributable to Zhongchao Inc.’s shareholders	4,046,670	3,019,323	1,529,280
Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(173,604)	(379,520)	228,786
Comprehensive Income	3,826,895	2,621,969	1,723,714

Total comprehensive loss attributable to noncontrolling interests	46,171	17,834	34,352

Total comprehensive income attributable to Zhongchao Inc.’s shareholders	$3,873,066	$2,639,803	$1,758,066

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018	2017
Cash Flows from Operating Activities:
Net income	$4,000,499	$3,001,489	$1,494,928
Adjustments to reconcile net income to net cash provided by operating activities:
Equity income of subsidiaries	(4,000,599)	(3,001,489)	(1,494,928)
Changes in operating assets and liabilities:
Other current assets	(6,800)	-	-
Other current liabilities	55,000	-	-
Net Cash Provided by Operating Activities	48,100	-	-

Net increase in cash and cash equivalents	48,100	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$48,100	$-	$-