Form 20-F
period 2020-12-31
Zhongchao Inc.
filed 2021-04-30
CIK 1785566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, the issuer had 19,435,423 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Our Corporate History and Structure” on page 32) and 5,497,715 Class B Class A Ordinary Shares.

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong;

●	“Class A Ordinary Shares” refers to our Class A ordinary shares, $0.0001 par value per share;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, $0.0001 par value per share;

●	“Controlling Shareholder” refers to Mr. Weiguang Yang, the CEO of the Company;

●	Depending on the context, the terms “we,” “us,” “our company,” “our”, “Zhongchao” and “Zhongchao Cayman” refer to Zhongchao Inc., a Cayman Islands company, and its subsidiaries and affiliated companies;

●	“Horgos Zhongchao Medical” refers to Horgos Zhongchao Medical Technology Co., Ltd., a PRC company.

●	“Horgos Zhongchao Zhongxing” refers to Horgos Zhongchao Zhongxing Medical Technology Co., Ltd., a PRC company.

●	“mobile MAUs” are the number of unique IP address that various mobile devices having access to our MDMOOC mobile app or Sunshine Health Forums from mobile end at least once during a month. The numbers of our mobile MAUs are calculated using internal company data that has not been independently verified, and we treat each distinguishable device IP address as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that one mobile device may have more than one IP addresses;

●	“monthly UVs” of MDMOOC website, MDMOOC.org, or the website of our Sunshine Health Forums, ygjkclass.com, are to the number of unique IP address that various internet browsers apply to access our websites, from either PC end or mobile end, at least once during a month. The numbers of our monthly UVs of our websites are calculated using internal company data that has not been independently verified, and we treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access our platform.

●	“NFP(s)” refers to not-for-profit organizations.

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

●	“Shanghai Huijing” refers to Shanghai Huijing Information Technology Co., Ltd., a PRC company.

●	“Shanghai Jingyi” or “Shanghai Zhongxin” refers to Shanghai Zhongxin Medical Technology Co., Ltd, a PRC company, which was formerly known as Shanghai Jingyi, or Shanghai Jingyi Medical Technology Co., Ltd., a PRC company and changed to its current name as Shanghai Zhongxin on November 16, 2020.

ii

●	“Shanghai Maidemu” refers to Shanghai Maidemu Cultural Communication Corp., a PRC company.

●	“Shanghai Xingzhong” refers to Shanghai Xingzhong Investment Management LP, a PRC company.

●	“Shanghai Zhongxun” refers to Shanghai Zhongxun Medical Technology Co., Ltd., a PRC company.

●	“Zhongchao BVI” refers to Zhongchao Group Inc., a British Virgin Island company.

●	“Zhongchao HK” refers to Zhongchao Group Limited, a Hong Kong company.

●	“Zhongchao Shanghai” refers to Zhongchao Medical Technology (Shanghai) Co., Ltd., a PRC company.

●	“Zhongchao WFOE” refers to Beijing Zhongchao Zhongxing Technology Limited, a PRC company.

●	“Beijing Boya” refers to Beijing Zhongchao Boya Medical Technology Co., Ltd., a PRC company.

●	“Liaoning Zhixun” refers to Zhixun Internet Hospital (Liaoning) Co., Ltd., a PRC company.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020 and 2019.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.5326 to USD1.00, the noon mid rate on December 31, 2020, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of income for the years ended December 31, 2020, 2019 and 2018, and balance sheet data as of December 31, 2020 and 2019, which have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

The following table presents our summary consolidated statements of income and comprehensive income for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

Selected Consolidated Statement of Income

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$17,989,788	$14,882,763	$12,865,870
Cost of revenues	(6,117,640)	(4,655,827)	(4,456,353)
Gross Profit	11,872,148	10,226,936	8,409,517

Operating Expenses
Selling and marketing expenses	(3,441,941)	(3,196,469)	(2,261,258)
General and administrative expenses	(3,124,301)	(2,524,003)	(1,425,663)
Research and development expenses	(816,553)	(864,320)	(1,447,949)
Total Operating Expenses	(7,382,795)	(6,584,792)	(5,134,870)

Income from Operations	4,489,353	3,642,144	3,274,647

Interest income, net	146,965	211,479	191,609
Other income, net	305,566	534,020	37,364
Income Before Income Taxes	4,941,884	4,387,643	3,503,620

Income tax expenses	(484,787)	(387,144)	(502,131)

Net Income	4,457,097	4,000,499	3,001,489

Net loss attributable to noncontrolling interests	1,283	46,171	17,834

Net Income Attributable to Zhongchao Inc.’s shareholders	$4,458,380	$4,046,670	$3,019,323

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	1,259,984	(173,604)	(379,520)
Comprehensive Income	5,717,081	3,826,895	2,621,969

Total comprehensive loss attributable to noncontrolling interests	1,283	46,171	17,834
Total comprehensive income attributable to Zhongchao Inc.’s shareholders	$5,718,364	$3,873,066	$2,639,803

Weighted average number of ordinary share outstanding
Basic and Diluted	24,425,637	21,600,135	20,764,245

Earnings per share
Basic and Diluted	$0.183	$0.187	$0.145

The following table presents our summary consolidated balance sheet data as of December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$15,072,947	$7,832,552
Total Current Assets	$29,595,418	$14,508,871
Total Assets	$34,816,095	$17,737,552
Total Liabilities	$2,981,954	$2,399,025
Total Equity	$31,834,141	$15,338,527
Total Liabilities and Equity	$34,816,095	$17,737,552

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

We have significantly grown and expanded our business recently. For the fiscal years ended December 31, 2020, 2019 and 2018, our revenues were $17,989,788, $14,882,763 and $12,865,870, respectively, and our net income were $4,457,097, $4,000,499 and $3,001,489, respectively. As of the date of this Annual Report, we maintain 6 subsidiaries  and 3 branches, of which are located in China (Beijing, Shanghai, and Liaoning) to serve different customers in various geographic locations. On March 26, 2020, the board of Horgos Zhongchao Medical, one of the wholly-owned subsidiaries of the Company, approved its dissolution. The application for cancellation registration was approved by the registration authority on May 11, 2020. Horgos Zhongchao Zhongxing, one of the wholly-owned subsidiaries of the Company, applied for its cancellation registration, which was approved on September 16, 2020. In addition, on April 27, 2020, Beijing Boya was incorporated under the PRC laws, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Zhengbo Ma through a certain share entrustment agreement on April 27, 2020. Beijing Boya is primarily engaged in technology development, transfer, and service, and consultation in the fields of medical technology and computer technology, market information consulting and investigating, and organization of culture and art activities. On October 12, 2020, two shareholders of Shanghai Jingyi, Li Dai and Hegang Ma, transferred their shares to Mr. Weiguang Yang. As a result, Mr. Weiguang Yang holds 49% of Shanghai Jingyi’s equity and Zhongchao Shanghai holds 51% of its equity. On October 23, 2020, Shanghai Jingyi changed its name to Shanghai Zhongxin Medical Technology Co., Ltd., or Shanghai Zhongxin. Shanghai Zhongxun holds 51% of the equity interest of Shanghai Zhongxin, and, through certain entrustment agreements, Mr. Weiguang Yang, Beijing Zhongchao Yixin Management Consulting Partnership, LLP (“Zhongchao Yixin”), and Beijing Zhongren Yixin Management Consulting Partnership, LLP (“Zhongren Yixin”), hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest. On July 6, 2020, Zhixun Internet Hospital (Liaoning) Co., Ltd., or Liaoning Zhixun was incorporated under the PRC laws and wholly owned by Shanghai Zhongxun. Liaoning Zhixun primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consultation in services, sales of medical appliances and other medical products. On January 11, 2021, Shanghai Zhongxun transferred its whole equity ownership of Liaoning Zhixun to Shanghai Zhonxin, and as a result, Shanghai Zhongxin becomes the sole shareholder of Liaoning Zhixun.

The number of our total employees grew from 58 in fiscal 2018 to 91 in fiscal 2019. In fiscal 2020, we hired a few contractors from the third parties, enabling   us to operate and develop our business in other cities efficiently. As a result, we had 88 full-time employees as of December 31, 2020. As of the date of this Annual Report, we have 80 full-time employees and a few contractors from the third party. In September 2020, we established an office in Tianjin as the offices for medical service staff and technic staff. In October 2020, we established an office in Japan and will pursue potential market opportunities there. We are actively looking for additional locations to establish new offices and expand our current offices and sales and delivery centers. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities. Our growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

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

Our revenues could seriously decrease if there were adverse developments in the healthcare industry. Our near-term and long-term prospects depend upon selling our services to the healthcare industry. In 2020, 10.5% of our revenues were derived from services provided to pharmaceutical enterprises. Accordingly, our success is highly dependent on the sales and marketing expenditures of pharmaceutical enterprises and our ability to attract these expenditures. Some of the adverse developments in the healthcare industry that could affect our revenues would be:

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2020, two customers accounted for approximately 26.9% and 19.7% of the total revenue, respectively. For the year ended December 31, 2019, three customers accounted for approximately 25.5%, 15.1% and 14.1% of the total revenue, respectively. For the year ended December 31, 2018, two customers accounted for approximately 37.7% and 10.9% of the total revenue, respectively. Our ability to maintain close relationships with these and other major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially when we are not our customers’ exclusive healthcare information, education, and training services provider and we do not have long-term commitments from any of our customers to purchase our services. A major client in one year may not provide the same level of revenues for us in any subsequent year. The healthcare information, education, and training services we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of healthcare information, education, and training services we provide changes over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of our major customers could adversely affect our financial condition and results of operations.

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

We have initiated our online operations in the recent 9 years and are developing our ability to provide our courses and education systems on a transactional basis over the Internet. Our future success will depend on our ability to develop the infrastructure effectively, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for our services. In the event we are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

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

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for work performed. As of December 31, 2020, 2019  and 2018, our accounts receivable balance amounted to approximately $10,321,837, $5,078,419 and $1,993,237, respectively. As of December 31, 2020, 2019 and 2018, we had no doubtful allowance on accounts receivable.   Since we generally do not require collateral or other security from our customers, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

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

The ongoing outbreak of the COVID-19 was first reported on December 31, 2019 in City of Wuhan, Hubei, China and was recognized as a pandemic by the World Health Organization (WHO) on March 11, 2020. In late January 2020, the local governments of Beijing and Shanghai released a stop order on all activities that involved public gatherings. In response to the COVID-19 outbreak, the Company advised all employees to work from home from mid-January to early April 2020, as such the Company was able to continue servicing its customers with minimum interruption. All of our employees are well equipped and prepared for the remote work situations even before the outbreak. Although we were unable to adhere to original delivery timeliness of certain projects due to the strict movement restrictions imposed by the government, we have managed to convert certain onsite training and education programs to online programs and timely deliver the updated training information to our customers and users. As of the date thereof, we have no courses canceled, and approximately 10% of the onsite courses were converted to online due to the COVID-19. However, our online courses increased 15% from the fiscal year ended December 31, 2019 to the fiscal year ended December 31, 2020.

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

With prevention and control measures and vaccination, the COVID-19 was gradually controlled. In the struggle to prevent and control the pandemic, the vast number of medical workers have taken on the responsibility of treating diseases, relieving pain and maintaining the health of the patients, all of these strengthened their demand for new knowledge and skills. Under the pandemic situation, people’s life and work are greatly affected, and the desire for health knowledge is increasing day by day, which will stimulate the demand for medical education. Marketing activities of pharmaceutical companies have also gradually resumed and increased investment in medical education.

Zhongchao generates a vast majority of its revenues from medical and education training courses delivered through online portals. For the fiscal years ended December 31, 2020, 2019, and 2018, we generated net revenues of $17,989,788, $14,882,763 and $12,865,870.

As it continues to spread globally, the impact of COVID-19 on the economy environment, market condition, the financial position of our customers as well as Company’s operations, business and financial results is currently uncertain and could be adverse. However, with resume of work within China, the Company expects the revenues will continue to increase in the long-term. Based on the current situation, the Company does not expect a significant impact on the Company’s operations and financial results in the long run.

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

In connection with audits of our financial statements for the fiscal years ended December 31, 2020 and 2019, our management identified below material weaknesses in the design and operation of our internal controls because:

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

If we are deemed to be an investment company under the United States Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business transaction.

If we are deemed to be an investment company under the Investment Company Act of 1940, as amended, our activities may be restricted, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities, each of which may make it difficult for us to complete a business transaction.

In addition, we may have imposed upon us burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our principle business is to provide healthcare information, education, and training services to healthcare professionals and the public in China. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor. We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the investment by our subsidiary Shanghai Jingyi is only in a private equity fund particularly investing in a certain biotech company in China with a limited capital subscription and a limited investment period. By restricting the investment to such a certain instrument, we intend to avoid being deemed an “investment company” within the meaning of the Investment Compact Act.

An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Shanghai Jingyi is primarily engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating. If we continue to invest in other investment securities, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expense for which we have not accounted.

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

Our Founder, CEO, and our Chairman of the Board, Mr. Weiguang Yang, and his affiliates which he deemed to have control and/or have substantial influence is able to exercise full voting rights with respect to an aggregate of 5,497,715 Class B Ordinary Shares, representing a majority of the voting power of our outstanding ordinary shares. As a result, Mr. Yang has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Yang has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Yang controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Yang owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Yang is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

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

We conduct our business through our variable interest entity, or VIE, Zhongchao Medical Technology (Shanghai) Corp., or Zhongchao Shanghai, a PRC company, and through its wholly owned subsidiaries, including Shanghai Maidemu Cultural Communication Corp., or Shanghai Maidemu, and Shanghai Zhongxun Medical Technology Co., Ltd., or Shanghai Zhongxun, Shanghai Zhongxin Medical Technology Co., Ltd (formerly known as “Shanghai Jingyi Medical Technology Co., Ltd.,”) (“Shanghai Jingyi”), and Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”),each a PRC company. We commenced our operations under the name Zhongchao Medical Consulting (Shanghai) Limited, or Shanghai Zhongchao Limited, a limited liability company established under the laws of the PRC, to provide medical online and offline training services. Zhongchao Shanghai was incorporated on August 17, 2012 by Juru Guo and Baorong Xue, who held 60% and 40% equity interests in Zhongchao Shanghai respectively. On May 25, 2015, the two shareholders transferred all equity interests to Weiguang Yang who held 100% equity interests in Zhongchao Shanghai after the transfer. On January 15, 2016, the name was changed to Zhongchao Medical Technology (Shanghai) Co., Ltd. On February 5, 2016, the management completed its registration with the State Administration for Industry and Commerce, or SAIC, to convert Shanghai Zhongchao Limited into a company limited by shares, or Zhongchao Shanghai. Through direct ownership, Zhongchao Shanghai has established subsidiaries and branch offices in various cities in PRC, including Beijing, Shanghai, and Horgos.

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

As part of the Company’s organization for the purpose of the initial public offering and listing on Nasdaq, on August 1, 2019, the Company and HF Capital Management Delta, Inc., a company incorporated under the laws of the Cayman Islands (“HF Capital”) entered into a certain warrant agreement to purchase Class A Ordinary Shares of the Company (the “HF Warrant”). At the issuance of the HF Warrant, Yantai Hanfujingfei Investment Centre (LP), a limited partnership incorporated under PRC laws (“Yantai HF”, whose managing partner, Hanfor Capital Management Co., Ltd., is the sole member of HF Capital, and together with “HF Capital” hereinafter collectively referred to as “HF”) was a 6.25% shareholder of Zhongchao Shanghai (which represented 1,350,068 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two pre-existing shareholders) and planned to withdraw its capital contribution in Zhongchao Shanghai but to contribute the same amount of capital to Zhongchao Cayman directly via HF Capital. As HF Capital needs to complete necessary administrative registration required under Chinese regulations of outbound direct investments (ODI) to hold equity interest in Zhongchao Cayman, the HF Warrant entitles HF Capital to purchase 1,350,068 Class A Ordinary Shares, representing 6.25% economic beneficial interest, or 1.37% of the voting ownership interest of the Company as of December 31, 2019, or 5.42% economic beneficial interest, or 1.33% of the voting ownership interest of the Company as of the date of this Annual Report, from the Company, if the following conditions are met:

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

On March 26, 2020, the board of Horgos Zhongchao Medical, one of the wholly-owned subsidiaries of the Company, approved its dissolution. The application for cancellation registration was approved by the registration authority on May 11, 2020.

On November 16, 2020, Shanghai Jingyi, a subsidiary of the Company changed its name to Shanghai Zhongxin Medical Technology Co., Ltd. (“Shanghai Zhongxin”).

On September 16, 2020, Horgos Zhongchao Zhongxing, one of the wholly-owned subsidiaries of the Company, cancelled its registration.

In addition, on April 27, 2020, Beijing Boya was incorporated under the PRC laws, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Zhengbo Ma through a certain share entrustment agreement on April 27, 2020. Beijing Boya is primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consultation services, sales of medical appliances and other medical products.

On October 12, 2020, two shareholders of Shanghai Jingyi, Li Dai and Hegang Ma, transferred their shares to Mr. Weiguang Yang. As a result, Mr. Weiguang Yang holds 49% of Shanghai Jingyi’s equity and Zhongchao Shanghai holds 51% of its equity. Through a certain entrustment agreement on November 1, 2020, Mr. Weiguang Yang agreed to hold his equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun.

On October 23, 2020, Shanghai Jingyi changed its name to Shanghai Zhongxin Medical Technology Co., Ltd., or Shanghai Zhongxin.

On December 16, 2020, Mr. Weiguang Yang transferred certain parts of his shares to Zhongchao Yixin and Zhongren Yixin, As a result, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin holds 19%, 20% and 10% of the equity interest of Shanghai Jingyi, respectively.

Through a certain entrustment agreement on December 25, 2020, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin agreed to hold their equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest.

On July 6, 2020, Zhixun Internet Hospital (Liaoning) Co., Ltd., or Liaoning Zhixun was incorporated under the PRC laws and wholly owned by Shanghai Zhongxun. Liaoning Zhixun primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consultation services, sales of medical appliances and other medical products. On January 11, 2021, Shanghai Zhongxun transferred its whole equity ownership of Liaoning Zhixun to Shanghai Zhonxin, and as a result, Shanghai Zhongxin becomes the sole shareholder of Liaoning Zhixun.

The following charts summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries. For more details on our corporate history, please refer to “Our Corporate History and Structure”.

More Healthy Holding Limited (British Virgin Islands) Incorporated on April 4,2019 (1)
Other Minority Shareholders (2) (3)
Public Shareholders
(80.93%)
(10.78%)
(8.29%)
Zhongchao Inc. (Cayman Islands) ("Zhongchao Cayman") Incorporated on April 16, 2019
(100%)
Zhongchao USA LLC
(100%)
Zhongchao Group Inc. (British Virgin Islands) ("Zhongchao BVI") Incorporated on April 23, 2019
Equity ownership
Contractual agreement
(100%)
Zhongchao Group Limited (Hong Kong) ("Zhongchao HK") Incorporated on May 14, 2019
(100%)
Weiguang Yang (5)
Beijing Zhongchao Zhongxing Technology Limited (China) ("Zhongchao WFOE") Incorporated on May 29, 2019
Ningbo Meishang Bonded Port Area Mijia Equity Investment LP. Ltd. (China) Incorporated on October 10, 2017 (8)
Shanghai Haoxi Investment Management LP. Ltd. (China) Incorporated on October 19, 2015 (4)
Yantai Hanfujingfei Investment Centre (LP) (China) Incorporated on July 4, 2016 (6)
Shanghai Xingzhong Investment Management LP. Ltd. (China) Incorporated on September 22, 2015 (7)
Other Minority Shareholders
(12.68%)
(44.90%)
(6.25%)
(13.88%)
(6.25%)
(16.04%)
Zhongchao Medical Technology (Shanghai) Corp. (China) ("Zhongchao Shanghai") Incorporated on August 17, 2012
(100%)
(100%)
(100%)
Shanghai Maidemu Cultural Communication Corp. (China) ("Shanghai Maidemu") Incorporated on March 12, 2015
Beijing Zhongchao Boya Medical Technology Co., Ltd. (China) ("Beijing Boya") Incorporated on April 27, 2020 (9)
Shanghai Zhongxun Medical Technology Co., Ltd. (China) ("Shanghai Zhongxun") Incorporated on May 27, 2017
(100%)
(100%)
Shanghai Huijing Information Technology Co., Ltd. (China) ("Shanghai Huijing") Incorporated on September 28, 2016
Shanghai Zhongxin Medical Technology Co., Ltd. (China) ("Shanghai Zhongxin") Incorporated on October 10, 2018 (10)
(100%)
Zhixun Internet Hospital (Liaoning) Co., Ltd. (China) ("Liaoning Zhixun") Incorporated on July 6, 2020

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each one of the shareholder of the Company given that each Class B Ordinary Share will be entitled to 15 votes as compared to Class A Ordinary Share, each one of which will be entitled to 1 vote.

(1)	Represents (i) 5,497,715 Class B Ordinary Shares held by Mr. Weiguang Yang (“Yang”), the 100% owner of More Healthy Holding Limited (“More Healthy”).

(2)	Represents an aggregate of 10,988,809 Class A Ordinary Shares including 9,638,741 Class A Ordinary Shares held by 11 shareholders of Company, each one of which holds less than 5% voting ownership interests of the Company, as of the date of this Annual Report and 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant. See footnote 3 below.

(3)	In order to directly hold equity interest in the Company, HF Capital Management Delta, Inc. (“HF Capital”) has to complete certain registration and obtain approval with local governmental authority in PRC. As a part of reorganization and due to the aforementioned factor, HF Capital was granted a warrant to purchase 1,350,068 Class A Ordinary Shares of the Company at a price $0.0001 per share or such other amount agreed by the Company and HF Capital at a grant price of RMB 20,000,000 (approximately USD$2.9 million) conditioned upon (i) HF Capital completes necessary registration and obtains approval with local governmental authority in PRC for its direct investment in the Company and (ii) Zhongchao Shanghai shall have paid HF Capital RMB 20,000,000 as returned capital contribution in Zhongchao Shanghai. The above chart assumes that HF Capital has not exercised such warrant.

(4)	Represents RMB 2.74 million (approximately USD$0.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.

(5)	Represents RMB 9.70 million (approximately USD$1.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.

(6)	Represents RMB 1.35 million (approximately USD$0.2 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.

(7)	Represents RMB 3.00 million (approximately USD$0.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report. Shanghai Xingzhong Investment Management LP. Ltd., a limited partnership incorporated under the PRC laws (“Shanghai Xingzhong”), the general partner of which is Weiguang Yang. As the general partner of Shanghai Xingzhong, Weiguang Yang exercises the voting rights with respect to the shares held by Shanghai Xingzhong.

(8)	Represents RMB 1.35 million (approximately USD$0.2 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.

(9)	Beijing Boya was incorporated under the PRC laws on April 27, 2020, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Zhengbo Ma through a certain share entrustment agreement on April 27, 2020.

(10)

Shanghai Zhongxin, a PRC company, which was formerly known as Shanghai Jingyi, or Shanghai Jingyi Medical Technology Co., Ltd., a PRC company and changed to its current name as Shanghai Zhongxin on November 16, 2020. On October 12, 2020, two shareholders of Shanghai Jingyi, Li Dai and Hegang Ma, transferred their shares to Mr. Weiguang Yang. As a result, Mr. Weiguang Yang holds 49% of Shanghai Jingyi’s equity and Zhongchao Shanghai holds 51% of its equity. On November 1, 2020, Mr. Weiguang Yang transferred certain parts of his shares to Zhongchao Yixin and Zhongren Yixin. As a result, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi, respectively. Through certain entrustment agreements, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively.  As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest.

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

100% owned by Zhongchao Shanghai
Shanghai Zhongxin (formerly known as “Shanghai Jingyi”)

●     A PRC limited liability company

●     Incorporated on October 10, 2018

●     Registered capital of $1,530,784 (RMB 10 million) with registered capital of $1,491,749 to be funded

●     Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

100% owned by Shanghai Zhongxun*
Shanghai Huijing

●     A PRC limited liability company

●     Incorporated on September 28, 2016

●     Registered capital of $149,948 (RMB 1 million) with registered capital of $74,974 to be funded

●     Engaged in technology development, transfer, service and consulting in the fields of computer technology, graphic designing, website page designing, planning cultural and artistic exchanges.

100% owned by Shanghai Maidemu
Beijing Boya

●      A PRC limited liability company

●      Incorporated on April 27, 2020

●      Registered capital of $141,185 (RMB 1 million) with registered capital of $141,185 to be funded

●      Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

70% owned by Zhongchao Shanghai, and 30% owned by Mr. Zhengbo Ma on behalf of Zhongchao Shanghai
Liaoning Zhixun

●      A PRC limited liability company

●      Incorporated on July 6, 2020

●      Registered capital of $426,642 (RMB 3 million) with registered capital of $426,642 to be funded

●      Engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consulting services, sales of medical appliances and other medical products.

100% owned by Shanghai Zhongxin

*	51% of the equity interest owned by Shanghai Zhongxun before November 2020. Through certain entrustment agreements, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest.

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

New VIE Agreements

On August 1, 2020, all shareholders of Zhongchao Shanghai, except Mr. Yang and Shanghai Xingzhong, decided to withdraw their capital contribution from Zhongchao Shanghai (the “Capital Reduction”). Given the effect of the Capital Reduction, Mr. Yang became the 76.4% shareholder of Zhongchao Shanghai with the remaining equity interests held by Shanghai Xingzhong. On September 10, 2020, Zhongchao WFOE, and Zhongchao Shanghai, and its shareholders signed a confirmation agreement to confirm that the original VIE Agreements entered on August 14, 2019 (the “Original VIE Agreements”) have been terminated because of the Capital Reduction.

Accordingly, on September 10, 2020, to clarify the legal effect of the Capital Reduction and to sustain the effective control over Zhongchao Shanghai by us, Mr. Yang and Shanghai Xingzhong, as the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the Original VIE Agreements except the number of shareholders of Zhongchao Shanghai reduced to two (the “New VIE Agreements”). Upon entry into the New VIE Agreements, the Original VIE Agreements, except for the Master Exclusive Service Agreement, were expired.

Our board of directors approved and ratified the New VIE Agreements. We do not expect any negative impact of these New VIE Agreements on its operation. The New VIE Agreements enable Zhongchao WFOE and the Zhongchao to keep the effective control over Zhongchao Shanghai.

Controlled Company

Our outstanding shares consist of Class A Ordinary Shares and Class B Ordinary Shares, and we are be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Weiguang Yang, our founder, chairman of the board of directors and chief executive officer, is beneficially own all of our then issued Class B ordinary shares and is able to exercise 80.93% of the total voting power of our issued and outstanding shares, assuming the exercise of the HF Warrant. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes and is convertible into one Class A Ordinary Share at any time by the holders thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Our directors, executive officers and principal shareholders have substantial control over our company. Our affiliates are able to exercise 82.82% of the total voting power of our issued and outstanding shares, assuming the exercise of the HF Warrant.

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

On February 28, 2020, the Company closed on the partial exercise in the over-allotment option to purchase an additional 315,000 Class A Ordinary Shares of the Company by Network 1 Financial Securities Inc., the lead underwriter in connection with the Company’s U.S. firm commitment underwritten IPO, at the IPO price of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $1.26 million, in addition to the IPO gross proceeds of $12.0 million, or combined gross proceeds in this IPO of approximately $13.26 million, before underwriting discounts and commissions and offering expenses.

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

We provide our healthcare information, education, and training services to the healthcare professionals under our “MDMOOC” brand, which we believe is one of the leading consumer brands in China’s healthcare training and education sector, as evidenced by the Securities Research Report on online medical care industry by Essence Securities Co., Ltd., a company provides securities services throughout China, where we are considered as one of the main and typical public company proving medical training with doctor interactive and online training platform and leading the Internet medical education industry. We provide our healthcare educational content to the public via our “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public. We provide focused patient management services, via our “Zhongxun” application to hospitals, pharmacies, pharmaceutical enterprises and non-profit organizations and insurance companies (collectively, the “Involved Parties”).

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

We believe MDMOOC online platform helps healthcare professionals improve their clinical knowledge and practice of medicine. Since launching in 2013, we have been continuously developing our MDMOOC online platform with new forms of Internet-based education solutions. There are currently approximately 2,976 education and training programs available on our MDMOOC online platform and free to our registered users. About 95% of all our programs are self-developed by our research and development team. The original content of these programs, including daily medical thesis, commentary, conference coverage, expert columns, and activities are written by our research and development team and authors from widely respected academic institutions, and edited and managed by our in-house editorial staff. The remaining 5% of programs are created under the purchase orders of our corporate or institution customers, where we develop customized programs with designated healthcare topics. Such 5% of programs are only available to certain registered users with program passcodes provided by our corporate or institution customers. Our revenues are mainly sourced from these 5% of programs.

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

We believe that our ability to create, source, edit and organize online healthcare-related content, interactive education services, and training programs has made MDMOOC online platform one of the leading health destinations and most recognized information platform in healthcare sector in China. As of the date of this Annual Report, our MDMOOC online platform has more than 680,000 registered users and a database of more than 2 million healthcare experts including over 700,000 physicians, and 1,300,000 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with us to develop training programs on needed basis.

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

We cooperate with Beijing Chronic Disease Prevention and Health Education Research Association and Professor Yixin Zhang from the Ninth People’s Hospital of Shanghai Jiao Tong University School of Medicine to create courses titled “Essential Course for Wound Care Management” and “Advanced Course for Surgical Wound Treatment”. These courses have been certified and authorized by the European Wound Management Association (EWMA), a European not-for-profit umbrella organization, linking national wound management organizations, individuals and groups with interest in wound care. We plan to hold four (4) training programs for Essential Course for Wound Care Management and two (2) training programs for Advanced Course for Surgical Wound Treatment. Each program will accept no more than twenty (20) applicants who shall hold academic credential above undergraduate. We also require all applicants to have more than six-year working experience in the field of wound repair. We will issue a certificate to each of the applicant upon completion of the training as their proof of achievement and ability in the wound management and treatment

As of the date of this Annual Report, we have successfully held the first short-term training program for Essential Course for Wound Care Management in Fujian, China from March 28, 2019 to April 4, 2019 and our first training program for Advanced Course for Surgical Wound Treatment from June 23, 2019 to June 29, 2019 in Jiangsu, China. We further held the second and third training programs for Essential Course for Wound Care Management in Zhejiang, China from August 25, 2019 to August 31, 2019 and our second and third training programs for Advanced Course for Surgical Wound Treatment from December 1, 2019 to December 7, 2019 in Jilin, China. As a result of the outbreak of COVID-19 and pandemic, we postponed our original course plan to be held in Xi’an and Hangzhou during the first half year of 2020. However, we successfully held the postponed Essential Courses for Wound Care Management and the Advanced Courses for Wound Treatment in Xi’an from September 10, 2020 to September 18 2020, and in Hangzhou from December 18, 202 to December 26, 2020, respectively.

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

As of the date of this Annual Report, we have established nearly 20   columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under these patient-aid projects has reached nearly 45,000 by the end of 2020. We have launched another 3 or 4 columns for the treatment of rare diseases, including Fabry disease and Gaucher disease in mid-2020. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases to increase by the end of 2021, covering an aggregate of nearly 65,000 patients.

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

Recent Developments

In mid-January 2020, the Company launched a COVID-19 (“coronavirus”) curriculum (the “Curriculum”) on its MDMOOC platform (www.MDMOOC.org). The Curriculum provides over 60 courses covering a wide range of medical specialties including anesthesiology, surgery, oncology, obstetrics and gynecology, pediatrics, infectious disease, respirology, critical medicine and psychiatry. The Curriculum includes both free online courses developed independently by the Company and customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations (the “Partners and Sponsors”). The Curriculum has been successively distributed through the Company’s web portals, mobile APP, WeChat subscription accounts, as well as social media channels, providing much-needed help to the medical workers who are at the forefront of the fight against the coronavirus. The Company has generated revenues over $1.5 million in revenues from the Curriculum for the fiscal year ended December 31, 2020.

As of the date of this Annual Report, the Sunshine Health Forums has hit a major milestone with accumulative subscribers and click-throughs (since its launch in mid-2016) exceeding 5.25 million and 1.3 billion, respectively.

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

In July 2020, we joined hands with China Health Promotion Association (“CHPA”), the Liver Cancer Committee of Chinese Anti-Cancer Association (“CACA”), and 9 leading pharmaceutical companies, including Roche (China) Co., Ltd., Bayer (China) Limited, Eisai China Inc., Merck (China) Ltd., Jiangsu Hengrui Medicine Co., Ltd., Innovent Biologics, Inc., Junshi Biosciences, Gilead Sciences Shanghai Pharmaceutical Technology Co., Ltd., and BeiGene, Ltd., to carry out a multi-year online education project on the diagnosis and treatment of primary liver cancer (the “Project”). The Project aims to promote and implement “the Specifications for the Diagnosis and Treatment of Primary Liver Cancer in China (2019 Edition)” (the “Specifications”), a national guideline promulgated by the National Health Commission (the “NHC”), and is available on our MDMOOC platform at www.MDMOOC.org. The Project will be carried out in multi-year, multi-phase. Since the Project’s launch in March 2020, a total of over 145,000 liver surgeons, oncologists, hepatologists, interventional radiologists, and diagnostic radiologists have participated in the 12 sessions that have been completed as of the date of this Annual Report.

In July 2020, we launched patient management services as our third major line of business, in addition to MDMOOC, its online professional training and education platform for healthcare professionals, and Sunshine Health Forums, the online information platform catering to the general public. The patient management services is branded as “Zhongxun” (众寻) and carried out through our wholly-owned subsidiary, Shanghai Zhongxun.

Private Equity Fund Arrangements

In November 2020, Shanghai Jingyi, of which 51% equity interest is held by Zhongchao Shanghai and 49% equity interest held by Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin on behalf of the Company, formed private equity fund arrangements (the “Private Equity Fund Arrangements”) among another twelve individuals (each, a “Limited Partner”, collective, the “Limited Partners”) and Shenzhen Suizi Wealth Management Co., Ltd. or Shenzhen Suizi, and such Private Equity Fund Arrangement consist of a series of three agreements. For more details and risks related to our subsidiary’s private equity fund investment, please see “Risk Factors—Risks Related to Our Business”.

The significant terms of the Private Equity Fund Arrangements are as follows:

Limited Partnership Agreement

Under the Limited Partnership Agreement, Shenzhen Suizi, as the general partner (the “General Partner”) among thirteen Limited Partners, inclusive of Shanghai Jingyi, formed Ningbao Meishan Bonded Port Xinaishan Investment Partnership (Limited Partnership) (the “Xinaishan Investment Partnership”). The business scope of Xinaishan Investment Partnership is to conduct equity investment, capital investment, and management of equity investment. (the “Private Equity Fund”).

The Private Equity Fund will remain effective of 5 years (the “Term”) since November 2020, consisting of a four-year investment period (the “Lock-Up Period”) and the last year as the investment withdrawal period (the “Exit Period”). If there is any failure to exist prior to the expiration of the Term due to force majuere, the Fund Manager (as defined below) has to submit a written request for any extension to Limited Partners and the Term will be extended upon the consent of more than two thirds of the Limited Partners that has voting power. If no such consent is obtained, the Funder Manager should start the liquidation procedure and carry out the liquation as the liquidator of the Xinaishan Investment Partnership.

Pursuant to the Limited Partnership Agreement, the paid-up capital should be no less than RMB10,000,000 (the “Paid-Up Capital”). Shanghai Jingyi subscribed and paid RMB 1,000,000 and The General Partner subscribed RMB 8,100,000. Under the Limited Partnership Agreement, the management fee is paid annually to a Fund Manager and equals 2% of the cumulative Paid-Up Capital of each year (the “Management Fee”) when the Private Equity Fund is established, the Management Fee is withdrawn for the first two year, which is 4% of the cumulative Paid-Up Capital and is paid as 2% of the cumulative Paid-Up Capital annual from the third year. Each Limited Partner pays the Management Fee pro rata of its Paid-Up Capital. If the Paid-Up Capital is less than the prepaid Management Fee of a certain year, the remaining Management Fee, deducting the amount already paid from the paid-up capital, will be paid additionally by each Limited Partner pays pro rata, or be paid by the investment revenues of Private Equity Fund.

Under the Limited Partnership Agreement, all the partners, Limited Partners and General Partner (each, a “Partner”, together, the “Partners”), hold partner meetings (the “Partner Meeting”), whereas no less than 50% of Partners constitute a quorum at a Partner Meeting and each Partner has voting powers equals to the percentage of their paid-up capital interest.

All the capital in Private Equity Fund will be invested in Heyuan Biotech (Tianjin) Com., Ltd., or Heyuan Biotech in a way of increasing Heyuan Biotech’s capital. Heyuan Biotech’s primary product is immune cell treatments, which at the beginning to blood tumor, in the mid-term to solid tumor, and in the later period to general treatment. The idle fund will be invested low risk financial product with a certain term and/or a certain liquidity, including but not limited to, cash, currency fund, monetary fund, bank deposit, bank wealth management product and another other cash management product under the management of the financial institutions.

The entrusted management agency has the right to determine the exit plan, including exit method, exit time, exit price, and other matters. A project management team determined by the entrusted management agency will submit a project exit application report to the investment committee for review. Once the project exist application report is approved by the investment committee, the entrusted management agency is responsible for the implementation of such exit plan.

The General Partner has the right to accept new partner join in until the paid-up capital reaches to the maximum. No Partner can withdraw from the Xinaishan Investment Partnership during the Term without the consent of the Partner Meeting. General Partner and Limited Partner cannot convert into each other during the Term.

Subscription Agreement

In November 2020, Shanghai Jingyi and the General Partner entered into a subscription agreement (the “Subscription Agreement”). Pursuant to the Subscription Agreement, the General Partner subscribes RMB8.1 million of the Private Equity Fund and Shanghai Jingyi, as a Limited Partner, subscribes and paid RMB8.4 million of the Private Equity Fund.

Entrusted Management Agreement

In November 2020, Xinaishan Investment Partnership, Shanghai Jingyi, and the General Partner entered into an entrusted management agreement. Pursuant to the entrusted management agreement, the General Partner is entrusted as the manager of Private Equity Fund (the “Fund Manager”) to manage the investment to Heyuan Biotech and to provide consultation service to Xinaishan Investment Partnership. The Funder Manager cannot transfer its obligations under the agreement hereof without the prior written consent of Xinaishan Investment Partnership.

Pursuant to the entrusted management agreement, the Fund Manager shall not invest the Private Equity Fund in securities, future transactions, real estate, or any other high risk areas; further, shall not use the capital in the Private Equity Fund or the equity of the invested company held by Xinaishan Investment Partnership to provide guarantee or financing, except of the following: i) the bank instruments necessary for the cash management of the Private Equity Fund; ii) investment in bonds products or insurance products, with investment cycle no more than 6 months since the determination date of such investment, and invest the amount no more than 10% of the subscribed capital of Xinaishan Investment Partnership.

Under the entrusted management agreement, Xinaishan Investment Partnership will pay the Management Fee to the Fund Manager annually and, additionally, commission fee for the amount of 20% of Xinaishan Investment Partnership’s investment income.

The entrusted management agreement will remain effective till the expiration of Xinaishan Investment Partnership’s Term or till the termination of Xinaishan Investment Partnership in case of any other dissolution situations. The entrusted management agreement may be terminated by Xinaishan Investment Partnership pursuant to the agreement hereof or upon the unanimous consent of Shanghai Jingyi together with other Partners.

Change of Corporate Structure

On March 26, 2020, the board of Horgos Zhongchao Medical, one of the wholly-owned subsidiaries of the Company, approved its dissolution. The application for cancellation registration was approved by the registration authority on May 11, 2020.

On September 16, 2020, Horgos Zhongchao Zhongxing, one of the wholly-owned subsidiaries of the Company, cancelled its registration.

In addition, on April 27, 2020, Beijing Boya was incorporated under the PRC laws, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Zhengbo Ma through a certain share entrustment agreement on April 27, 2020. Beijing Boya is primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consulting services, sales of medical appliances and other medical products.

On October 12, 2020, two shareholders of Shanghai Jingyi, Li Dai and Hegang Ma, transferred their shares to Mr. Weiguang Yang. As a result, Mr. Weiguang Yang holds 49% of Shanghai Jingyi’s equity and Zhongchao Shanghai holds 51% of its equity. Through a certain entrustment agreement on November 1, 2020, Mr. Weiguang Yang agreed to hold his equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun.

On October 23, 2020, Shanghai Jingyi changed its name to Shanghai Zhongxin Medical Technology Co., Ltd., or Shanghai Zhongxin.

On December 16, 2020, Mr. Weiguang Yang transferred certain parts of his shares to Zhongchao Yixin and Zhongren Yixin. As a result, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin holds 19%, 20% and 10% of the equity interest of Shanghai Jingyi, respectively.

, Through a certain entrustment agreement on December 25, 2020, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest.

On July 6, 2020, Zhixun Internet Hospital (Liaoning) Co., Ltd., or Liaoning Zhixun was incorporated under the PRC laws and wholly owned by Shanghai Zhongxun. Liaoning Zhixun primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consultatoin services, sales of medical appliances and other medical products. On January 11, 2021, Shanghai Zhongxun transferred its whole equity ownership of Liaoning Zhixun to Shanghai Zhonxin, and as a result, Shanghai Zhongxin becomes the sole shareholder of Liaoning Zhixun.

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

For the fiscal year ended December 31, 2020, we generated revenue from a total of 77 customers, of which 28 customers were NFP and 49 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2019, we generated revenue from a total of 75 customers, of which 24 customers were NFP and 51 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2018, we generated revenue from a total of 71 customers, of which 15 were NFP and 56 were pharmaceutical enterprises.

We generate our revenues from a relatively small number of customers. For the fiscal years ended December 31, 2020, 2019 and 2018, our pharmaceutical enterprise customers accounted for 10.5%, 27.6% and 60.1% of our total revenues, respectively. For the fiscal years ended December 31, 2020, 2019, and 2018, our NFP customers accounted for 87.2%, 72.4% and 39.9% of our total revenues, respectively. The decrease of revenues in 2020 generated by pharmaceutical enterprises customers as a percentage of total revenue was mainly because the pharmaceutical enterprises placed more orders through NFP to attract more medical experts and professionals in the name of NFP.

Sunshine Health Forums’ Users

Unlike MDMOOC online platform where we require our users to register with their healthcare qualification and some of our programs are limited to certain registered users of the platform, our Sunshine Health Forums is accessible to the public without limitation. As of the date of this Annual Report, we have established nearly 150 forums, with more than an aggregate of 5.25 million subscriptions and an aggregate of 1.3 billion click-through.

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

For the fiscal years ended December 31, 2020, 2019  and 2018, our revenues were $17,989,788, $14,882,763  and $12,865,870, respectively, and our net income were $4,457,097, $4,000,499  and $3,001,489, respectively.  We currently generate most of our revenues from MDMOOC. The revenue from Sunshine Health Forums was immaterial for the fiscal years ended December 31, 2020.   We plan to focus our development on Sunshine Health Forums and expand more information sharing services in this platform.

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

●

our reliance on a relatively small number of major customers, our top two customers accounted for 26.9% and 19.7% of our total revenue for fiscal year 2020, respectively; three customers accounted for approximately 25.5%, 15.1% and 14.1% of the total revenue for fiscal year 2019, respectively; two customers accounted for approximately 37.7% and 10.9% of the total revenue for fiscal year 2018, respectively;

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

Our Business Model

We provide healthcare information, education, and training services to the healthcare professionals under our “MDMOOC” brand via MDMOOC website, mobile Apps, and Wechat subscription account (together, the “MDMOOC online platform”), and onsite education activities. We also offer healthcare educational content to the public via our online “Sunshine Health Forums”. Additionally, we provide focused patient management services to the healthcare professionals and health insurance companies via our “Zhuongxun”. Our MDMOOC online platform serves as an interactive and reliable healthcare information, education, and training community and offers online interactive function that enables our end-users to both discover reliable content and share their own healthcare study insights by uploading their own courseware or study notes to our platform, which incentivizes more visits and views. Certain open courses on MDMOOC online platform provide the quiz function for our end-users to see if they obtain correct understanding to the key point of such courses. We also highlight the knowledge points that are important but would be ignored by our end-users. Thus, the end-users could have a relatively complete learning process.

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

In 2018, 2019, and 2020, our monthly UVs of MDMOOC website reached 22,300, 23,616, and 33,067. Our mobile MAUs reached approximately 64,000, 72,000, and 130,000   in 2018, 2019, and 2020 respectively.

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

As of the date of this Annual Report, we have established nearly 20 courses for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under this patient-aid project has reached nearly 45,000 by the end of 2020. We have launched another 3 or 4 columns for the treatment of rare diseases, including Fabry disease and Gaucher disease in mid-2020. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases to increase by the end of 2021, coving an aggregate of nearly 65,000 patients.

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

We cooperate with Beijing Chronic Disease Prevention and Health Education Research Association and Professor Yixin Zhang from the Ninth People’s Hospital of Shanghai Jiao Tong University School of Medicine to create courses titled “Essential Course for Wound Care Management” and “Advanced Course for Surgical Wound Treatment”. These courses have been certified and authorized by the European Wound Management Association (EWMA), a European not-for-profit umbrella organization, linking national wound management organizations, individuals and groups with interest in wound care. We plan to hold four (4) training programs for Essential Course for Wound Care Management and two (2) training programs for Advanced Course for Surgical Wound Treatment. Each program will accept no more than twenty (20) applicants who shall hold academic credential above undergraduate. We also require all applicants to have more than six-year working experience in the field of wound repair. We will issue a certificate to each of the applicant upon completion of the training as their proof of achievement and ability in the wound management and treatment. We believe that after attending these programs, our participants would acquire the basic capacity to lead a wound-management department in a hospital.

Sunshine Health Forums-Healthcare Information and Education for the Public

We developed Sunshine Health Forum, a Wechat subscription account, Sunshine Health Forum mobile app, and Sunshine Health Forum.org, the official website providing links to download the mobile app for Android and IOS system and portals to leading we-media we have strategic relationships to improve the efficiency and effectiveness of the information acquisition for our users. The official website and mobile app are organized by different types of medical disease. We establish one school for each disease to make it easier for the public to obtain information they would like to know. As of the date of this Annual Report, we have opened nearly 150 forums, with more than an aggregate of 5.25 million subscriptions and an aggregate of 1.3 billion click-through. We have established our partnership with the following we-media platforms, including but not limited Toutiao.com, WeChat official accounts platforms, Yidianzixun.com, Douyin.com, CN-Healthcare.com, iQiyi, Youku, and Huoshan.com.

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

Registered Users

To utilize all of the features of MDMOOC online platforms, users must register. This information enables us to deliver targeted medical content based on our users’ registration profiles. MDMOOC website and mobile app share the same login information of one user. Our Wechat subscription account does not require registration. As of December 31, 2020, we have over 680,000 registered medical professionals worldwide, an increase of 45% from December 31, 2019 and 127% from December 31, 2018. In 2020, MDMOOC website recorded an aggregate of 2.68 million users’ visits reached.

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

Editorial, Design And Production

Our editorial staff has strong medical background, most of whom graduated from well-known medical universities, such as Shanxi Medical University, Beijing University of Chinese Medicine, Donghua University, and have more than ten-year work experience in relevant areas. As of December 31, 2020, our editorial, design and production staff consisted of 26   professionals who are all experienced medical editors, writers and producers. We intend to significantly increase our number of editors as we add additional medical specialty areas.

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

For the fiscal year ended December 31, 2020, we generated revenue from a total of 77 customers, of which 28 customers were NFP and 49 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2019, we generated revenue from a total of 75 customers, of which 24 customers were NFP and 51 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2018, we generated revenue from a total of 71 customers, of which 15 were NFP and 56 were pharmaceutical enterprises.

We generate our revenues from a relatively small number of customers. For the fiscal years ended December 31, 2020, 2019, and 2018, our pharmaceutical enterprise customers accounted for 10.5%, 27.6%, and 60.1% of our total revenues, respectively. For the fiscal years ended December 31, 2020, 2019, and 2018, our NFP customers accounted for 87.2%, 72.4%, and 39.9% of our total revenues, respectively. The decrease of revenues in 2020 generated by pharmaceutical enterprises customers as a percentage of total revenue was mainly because the pharmaceutical enterprises placed more orders through NFP to attract more medical experts and professionals in the name of NFP.

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

Our product development team is focused on market research and product development. We develop and update our products and services based on market conditions and government policies. Our product development team closely monitors the market to adjust and upgrade our existing educational products, and designs new products based on customers’ requests. We analysis the information about concepts and forms of medical education by searching medical articles from medical journals, and attending medical conferences such as Global Alliance for Medical Education, or GAME annual meeting, and integrate the information into our programs. Also, we work with healthcare professionals to develop our programs. When starting to create any programs, we make face to face or telephone surveys and get the learning needs from healthcare professionals, such as medical knowledge, clinical skills, case sharing, and the desire to communicate with peers. We incorporate such needs into our program design. When developing our course module, the healthcare professionals, after review and test, may give us advice on the module to match the learning and thinking habits of physicians and allied healthcare professionals. After we complete the course production, we invite these professionals to do final review on the content to assure its correctness.

Our technology team are experienced in the development, design, operation and maintenance of platform products, servers and mobile apps. They are responsible for monitoring the performance of our online platform, updating and exploring new and advanced technologies and integrating them into our existing and new services.

During fiscal years 2020, 2019, and 2018, our R&D expenses were approximately $816,553, $864,320 and $1,447,949, respectively, representing 4.5%, 5.8%, and 11.3% of our total revenues for fiscal years 2020, 2019, and 2018, respectively.

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

Our primary trademark portfolio consists of 6 registered trademarks. Our trademarks are valuable assets that reinforce the brand and our consumers’ favorable perception of our products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, we own 4 URL designations and domain names, including www.mdmooc.org, www.mdmooc.com, www.zhongxun.online, and ygjkclass.com.

We have registered for the following trademarks:

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587105	Approved	Category 5: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments; Supplements; Medical nutrients; Glucose used as medical food additives; Medical nutritional food (cut-off)	2027.11.27	China
2	Zhongchao Medical Technology (Shanghai) Corp. Ltd		18418154	Approved	Category 9: Recorded computer programs (programs); computer software (recorded); recorded computer operating procedures; downloadable computer application software; electronic publications (downloadable software); computer programs (downloadable software); measuring devices; dosimeters; measuring instruments; inspection mirrors (cut-off)	2026.12.27	China
3	Zhongchao Medical Technology (Shanghai) Corp. Ltd		19719148	Approved	Category 38:Teleconference Services; Providing Internet Chat Room; Digital File Transfer; Video Conference Services; Providing Online Forum; Data Stream Transfer; Information Transfer; Television Broadcasting; Computer Aided Information and Image Transfer (Deadline)	2027.06.06	China
4	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587230	Approved	Category 44: health care; medical assistance; rental of medical equipment; treatment services; health counseling; dietary and nutritional guidance; dispensing; art therapy; massage; beauty services (deadline)	2027.11.27	China
5	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587258	Approved	Category 5: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments (cut-off)	2028.01.20	China
6	Shanghai Zhongxun Medical Technology Co., Ltd.		47286982	Approved	Category 41: Education; Providing of raining, Providing of educational information; Arranging and conducting of conferences, congresses and symposiums; Organization of exhibitions for cultural or educational purposes; Arranging and conducting of training; Publication of books and texts (cut-off)	2031,02,12	China

The following is a list of our patent applications:

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd	Search-result optimization method, installation, computer equipment and storage media	201910274403.8	Pending	200942	May 31, 2019	China

The following is a list of our copyrights that have been approved:

No.	Registration Number	Software Name and Version Number	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	2015SR138679	Clinical Thinking Training Platform Software of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd.	China	2015.04.30	2015.07.21
2	2017SR020431	Course Classification Query and Learning Application Software V1.0 of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd.	China	null	2017.01.20
3	2017SR018299	COPS Practice Community Sharing Course PC Platform Software of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd.	China	null	2017.01.19
4	2017SR023211	Application Software for Tracking and Effectiveness Analysis of Course Learning Report of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd.	China	null	2017.01.23
5	2019SR0192049	Multidisciplinary Continuing Medical Education Digital Software V2.1 of Zhongchao Medical Technology	Zhongchao Medical Technology (Shanghai) Corp. Ltd.	China	2018.8.12	2019.02.27

Facilities

Our headquarter and executive office is located in Shanghai, China and consist of approximately 223.7 square meter of office space under one lease which has been renewed and will expire on December 31, 2021. In addition to our headquarter, we lease space in Beijing Shanghai and Tianjin. Rent expenses amounted to $312,675, $307,864 and $195,326 for the years ended December 31, 2020, 2019, and 2018, respectively. In addition, we also purchased certain properties as offices for operations in Japan in 2021.

We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility	Address	Space (m2)

Beijing Office	Floor 8, Wangjing Building A, No. 9, Zhonghuan South Road, Chaoyang District, Beijing, China	712.6 square meters

Shanghai Office	Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China	223.7 square meters

Tianjin Office	World Financial Center, Suite 3107, No. 2 North Dagu Road, Heping District, Tianjing, China	60 square meters

Japan Office	2 Go, 25 Banchi, 1 Chome, Shibuya-ku, Tokyo, Japan	272 square meters

Employees

As of the date of this Annual Report, we had a total of 80 full-time employees, of which 26 are in research and development, 11 are in sales and marketing, 32 are in technical and customer services, and 11 are in general administration.

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

Government Regulation

Regulation Related to Online Services

Regulation Related to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SAPPRFT, on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by the SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined under the Audio-Visual Measures as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on April 25, 2016, effective as of June 1, 2016 and amend on March 23, 2021.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of China, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain record-filing procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

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

On February 9, 2021, the CAC and other six departments jointly promulgated the Circular on Issuing the Guiding Opinions on Strengthening Standardized Management of Online Live Streaming which emphasizes live streaming platforms providing online audio-visual program services shall hold the License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain record-filing procedures with the SAPPRFT and go through ICP filing.

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

Pursuant to the PRC Civil Code  which was approved by the National People’s Congress on May 28, 2020, and came into effect on January 1, 2021, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.

Regulation Related to Private Education

The laws and regulations governing foreign investments in private education institutions in China are complex and have been developing. Pursuant to the Catalog, which is the principal regulation governing foreign investment activities in China, foreign investments in pre-school education institutions, ordinary senior high schools and institutions of higher education fall within the foreign restricted category (limited to the form of sino-foreign cooperative joint ventures), and foreign investments in compulsory education institutions are prohibited. The Catalog does not provide specific restrictions on foreign investments in institutions like us that provide healthcare learning products and services to the public. Besides, pursuant to the PRC Regulations on Sino-foreign Cooperative Education (2019 Revision) and other education-related laws and regulations in China, foreign education institutions and other foreign organizations or individuals may not by themselves alone establish schools or other education institutions within China which mainly enroll Chinese citizens, and sino-foreign cooperative education institutions shall have corresponding qualifications and relatively high education quality.

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

Regulations on Investments in Private Funds

On August 21, 2014, the SRC promulgated the Interim Measures for the Supervision and Administration of Private Investment Funds which defines the accredited investors of private funds as those entities and individuals with corresponding risk identification and risk-taking capabilities who invest in a single private fund an amount not less than RMB 1 million and accord with the following standards: with respect to entities, their net assets shall not be less than RMB 10 million; and with respect to individuals, their financial assets shall not be less than RMB 3 million or their personal average annual income in the last three years shall not be less than RMB 0.5 million.

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

According to the Reform Plan of the State Tax and Local Tax Collection Administration System ( the “Reform Plan”), which was issued by the General Office of the Communist Party of China and the General Office of the State Council of the PRC On July 20, 2018. Under the Reform Plan, beginning from January 1, 2019, tax authorities should be responsible for the collection of social insurance contributions in the PRC. Pursuant to the Urgent Notice of the General Office of MOHRSS on Effectively Implementing the Spirit of the Standing Meeting of the State Council and Effectively Conducting the Collection of Social Insurance Premiums in a Stable Manner (the “Urgent Notice”), which was issued by the General Office of the MOHRSS on September 21, 2018, before the reform of the social insurance collection authorities being in place, the relevant levying policies, including the base and rate of the social insurance premiums, shall remain unchanged. The Urgent Notice also clarified that it is strictly prohibited for the local authorities themselves to organize and conduct centralized collection of enterprises historical social insurance arrears. On April 1, 2019, the General Office of the State Council of the PRC issued the Comprehensive Program on Reduction of Social Insurance Premiums, which generally reduced the social insurance contribution burden of enterprises, and re-emphasized that local authorities shall not conduct centralized collection of enterprises historical social insurance arrears before a uniform policy is published.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and March 24,  2019, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

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

The State Administration of Taxation (“SAT”) has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Interim Measures for the Administration of Remittance of Income Tax for Non-Resident Enterprise Withheld at Source (the “Interim Measures”) which became effective on January 1, 2009, the Notice of the SAT on Strengthening the Administration of Enterprise Income Tax on Gain Derived from Equity Transfer Made by Non-Resident Enterprise (the “Notice”) which became effective on January 1, 2008 and was amended on July 19, 2015, the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Circular 37”) which was promulgated on October 17, 2017, became effective on December 1, 2017 and was amended on June 15, 2018, and the Public Notice of the SAT Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises (the “Public Notice 7”) which became effective on February 3, 2015 and was amended on December 1, 2017 and December 29, 2017.

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

In accordance with Notice of the Ministry of Finance and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax, a SAT circular that took effect on May 1, 2016, amended on July 11, 2017 and April 1, 2019, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

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

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC, which was promulgated by SCNPC on December 29, 1993 and became effective on July 1, 1994 and subsequently amended on December 25,1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the Foreign Investment Enterprise Law (1986) and its detailed rules, Foreign Investment Law, which was promulgated by SCNPC on March 15, 2019 and became effective on January 1, 2020.

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

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities (“FIEs”), except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign investors shall not invest in any field with investment prohibited by the Negative List for foreign investment access; while for any field with investment restricted by the Negative List for foreign investment access, foreign-invested entities shall meet the investment conditions stipulated under the Negative List for. If our control over our consolidated VIE through VIE Arrangements are deemed as foreign investment in the future, and any business of our consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the VIE Arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such VIE Arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Besides, the PRC government has established a foreign investment information reporting system. According to Measures on Reporting of Foreign Investment Information, which was released on December 30, 2020 and became effective on January 1, 2021, foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

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

We provide our healthcare information, education, and training services to the healthcare professionals under our “MDMOOC” brand. As of the date of this Form 20-F, our MDMOOC online platform has more than 680,000 registered users and a database of more than 2 million healthcare experts including over 700,000  physicians, and 1,300,000 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with us to develop training programs on needed basis.

We provide our healthcare educational content to the public via our “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public. In July 2020, we launched   focused patient management services to hospitals, pharmacies, pharmaceutical enterprises and non-profit organizations and insurance companies via “Zhongxun”.

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

As of the date of this Annual Report, we have established nearly 20 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under this patient-aid project has reached nearly 45,000 by the end of 2020. We have launched another 3 or 4 columns for the treatment of rare diseases, including Fabry disease and Gaucher disease in mid-2020. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases to increase by the end of 2021, covering an aggregate of nearly 65,000 patients.

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

As of the date of this Annual Report, the Sunshine Health Forums has hit a major milestone with accumulative subscribers and click-throughs (since its launch in mid-2016) exceeding 5.25 million and 1.3 billion, respectively.

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

In July 2020, we launched patient management services as our third major line of business, in addition to MDMOOC, its online professional training and education platform for healthcare professionals and assistance on patient-aid projects, and Sunshine Health Forums,  the online information platform catering to the general public. The patient management services will be branded as “Zhongxun” (众寻) and carried out through the our wholly-owned subsidiary, Shanghai Zhongxun.

In July 2020, we joined hands with China Health Promotion Association (“CHPA”), the Liver Cancer Committee of Chinese Anti-Cancer Association (“CACA”), and 9 leading pharmaceutical companies, including Roche (China) Co., Ltd., Bayer (China) Limited, Eisai China Inc., Merck (China) Ltd., Jiangsu Hengrui Medicine Co., Ltd., Innovent Biologics, Inc., Junshi Biosciences, Gilead Sciences Shanghai Pharmaceutical Technology Co., Ltd., and BeiGene, Ltd., to carry out a multi-year online education project on the diagnosis and treatment of primary liver cancer (the “Project”). The Project aims to promote and implement “the Specifications for the Diagnosis and Treatment of Primary Liver Cancer in China (2019 Edition)” (the “Specifications”), a national guideline promulgated by the National Health Commission (the “NHC”), and is available on our MDMOOC platform at www.MDMOOC.org. The Project will be carried out in multi-year, multi-phase. Since the Project’s launch in March 2020, a total of over 145,000 liver surgeons, oncologists, hepatologists, interventional radiologists, and diagnostic radiologists have participated in the 12     sessions that have been completed as of the date of this Annual Report.

In August 2020, we renewed the contract with Johnson & Johnson (China) Limited (“J&J”), pursuant to which the Company shall continue to serve as J&J’s vendor and partner in China, extending the long-standing cooperation between the Company and J&J in medical research, medical training and education, and brand building since 2017. Also, we partnered with the China Association of Health Promotion and Education (the “CAHPE”) on developing live interactive programs/courses (the “Project”) to promote and implement the Global Initiative for Chronic Obstructive Lung Disease (the “GOLD”) in China.

In September 2020, we continued the EWMA-certified wound-management collaboration training program in Xi’an from September 10, 2020 to September 18, 2020 and Hangzhou from December 18, 2020 to December 26, 2020, respectively.

In November 2020, The company and Takeda Pharmaceutical Industry Co., Ltd. (“Takeda”) in China’s five subsidiaries, including the new Baisheng Biotechnology (Shanghai) Co., Ltd. agreed to expand the scope of current cooperation services. According to the revised agreement between Zhongchao Medicine and Takeda, we will continue to serve as a supplier and partner of Takeda in China in the future, providing extensive service including curriculum production, patient education and doctor education.

On March 26, 2020, the board of Horgos Zhongchao Medical, one of the wholly-owned subsidiaries of the Company, approved its dissolution. The application for cancellation registration was approved by the registration authority on May 11, 2020.

On September 16, 2020, Horgos Zhongchao Zhongxing, one of the wholly-owned subsidiaries of the Company, cancelled its registration.

In addition, on April 27, 2020, Beijing Boya was incorporated under the PRC laws, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Zhengbo Ma   through a certain share entrustment agreement on April 27, 2020. Beijing Boya is primarily engaged in technology development, transfer, and service, and consultation in the fields of medical technology and computer technology, market information consulting and investigating, and organization of culture and art activities..

On October 12, 2020, two shareholders of Shanghai Jingyi, Li Dai and Hegang Ma, transferred their shares to Mr. Weiguang Yang. As a result, Mr. Weiguang Yang holds 49% of Shanghai Jingyi’s equity and Zhongchao Shanghai holds 51% of its equity. Through a certain entrustment agreement on November 1, 2020, Mr. Weiguang Yang agreed to hold his equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun.

On October 23, 2020, Shanghai Jingyi changed its name to Shanghai Zhongxin Medical Technology Co., Ltd., or Shanghai Zhongxin.

On December 16, 2020, Mr. Weiguang Yang transferred certain parts of his shares to Zhongchao Yixin and Zhongren Yixin. As a result, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin holds 19%, 20% and 10% of the equity interest of Shanghai Jingyi, respectively.

Through a certain entrustment agreement on December 25, 2020, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest.

On July 6, 2020, Zhixun Internet Hospital (Liaoning) Co., Ltd., or Liaoning Zhixun was incorporated under the PRC laws and wholly owned by Shanghai Zhongxun. Liaoning Zhixun primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consultation services, sales of medical appliances and other medical products. On January 11, 2021, Shanghai Zhongxun transferred its whole equity ownership of Liaoning Zhixun to Shanghai Zhongxin, and as a result, Shanghai Zhongxin becomes the sole shareholder of Liaoning Zhixun.

The Company’s business operations could be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first reported in the City of Wuhan, Hubei, China. The Company’s corporate headquarter is located in Shanghai, China, where any outbreak of contagious diseases and other adverse public health developments could be adverse on the Company’s business operations. For more details of the impact by the outbreak of COVID-19, please see risk factor “The impact of the continued outbreak of COVID-19 on the Company’s business operations is currently uncertain” on page 12.

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

On February 28, 2020, the Company closed on the partial exercise in the over-allotment option to purchase an additional 315,000 Class A Ordinary Shares of the Company by Network 1 Financial Securities Inc., the lead underwriter in connection with the Company’s U.S. firm commitment underwritten IPO, at the IPO price of $4.00 per share. As a result, the Company has raised gross proceeds of approximately $1.26 million, in addition to the IPO gross proceeds of $12.0 million, or combined gross proceeds in this IPO of approximately $13.26 million, before underwriting discounts and commissions and offering expenses.

Private Equity Fund Arrangements

In November, 2020, Shanghai Jingyi, of which 51% equity interest is held by Zhongchao Shanghai, formed private equity fund arrangements (the “Private Equity Fund Arrangements”) among another twelve individuals (each, a “Limited Partner”, collective, the “Limited Partners”) and Shenzhen Suizi Wealth Management Co., Ltd. or Shenzhen Suizi, and Such Private Equity Fund Arrangement consist of a series of three agreements. For more details and risks related to our subsidiary’s private equity fund investment, please see “Risk Factors—Risks Related to Our Business”.

The significant terms of the Private Equity Fund Arrangements are as follows:

Limited Partnership Agreement

Under the Limited Partnership Agreement, Shenzhen Suizi, as the general partner (the “General Partner”) among thirteen Limited Partners, inclusive of Shanghai Jingyi, formed Ningbao Meishan Bonded Port Xinaishan Investment Partnership (Limited Partnership) (the “Xinaishan Investment Partnership”). The business scope of Xinaishan Investment Partnership is to conduct equity investment, capital investment, and management of equity investment. (the “Private Equity Fund”).

The Private Equity Fund will remain effective of 5 years (the “Term”) since November 2020, consisting of a four-year investment period (the “Lock-Up Period”) and the last year as the investment withdrawal period (the “Exit Period”). If there is any failure to exist prior to the expiration of the Term due to force majuere, the Fund Manager (as defined below) has to submit a written request for any extension to Limited Partners and the Term will be extended upon the consent of more than two thirds of the Limited Partners that has voting power. If no such consent is obtained, the Funder Manager should start the liquidation procedure and carry out the liquation as the liquidator of the Xinaishan Investment Partnership.

Pursuant to the Limited Partnership Agreement, the paid-up capital should be no less than RMB10,000,000 (the “Paid-Up Capital”). Shanghai Jingyi subscribed and paid RMB 8.4 million of the Private Equity Fund.

Entrusted Management Agreement

In November 2020, Xinaishan Investment Partnership, Shanghai Jingyi, and the General Partner entered into an entrusted management agreement. Pursuant to the entrusted management agreement, the General Partner is entrusted as the manager of Private Equity Fund (the “Fund Manager”) to manage the investment to Heyuan Biotech and to provide consultation service to Xinaishan Investment Partnership. The Funder Manager cannot transfer its obligations under the agreement hereof without the prior written consent of Xinaishan Investment Partnership.

Pursuant to the entrusted management agreement, the Fund Manager shall not invest the Private Equity Fund in securities, future transactions, real estate, or any other high risk areas; further, shall not use the capital in the Private Equity Fund or the equity of the invested company held by Xinaishan Investment Partnership to provide guarantee or financing, except of the following: i) the bank instruments necessary for the cash management of the Private Equity Fund; ii) investment in bonds products or insurance products, with investment cycle no more than 6 months since the determination date of such investment, and invest the amount no more than 10% of the subscribed capital of Xinaishan Investment Partnership.

Under the entrusted management agreement, Xinaishan Investment Partnership will pay the Management Fee to the Fund Manager annually and, additionally, commission fee for the amount of 20% of Xinaishan Investment Partnership’s investment income.

The entrusted management agreement will remain effective till the expiration of Xinaishan Investment Partnership’s Term or till the termination of Xinaishan Investment Partnership in case of any other dissolution situations. The entrusted management agreement may be terminated by Xinaishan Investment Partnership pursuant to the agreement hereof or upon the unanimous consent of Shanghai Jingyi together with other Partners.

Capital Reduction of Zhongchao Shanghai and New VIE Arrangements

On August 1, 2020, all shareholders of Zhongchao Shanghai, except Mr. Yang and Shanghai Xingzhong, decided to withdraw their capital contribution from Zhongchao Shanghai (the “Capital Reduction”). Given the effect of the Capital Reduction, Mr. Yang became the 76.4% shareholder of Zhongchao Shanghai with the remaining equity interests held by Shanghai Xingzhong. On September 10, 2020, Zhongchao WFOE, and Zhongchao Shanghai, and its shareholders signed a confirmation agreement to confirm that the original VIE Agreements entered on August 14, 2019 (the “Original VIE Agreements”) have been terminated because of the Capital Reduction.

Accordingly, on September 10, 2020, to clarify the legal effect of the Capital Reduction and to sustain the effective control over Zhongchao Shanghai by us, Mr. Yang and Shanghai Xingzhong, as the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the Original VIE Arrangements except the number of shareholders of Zhongchao Shanghai reduced to two (the “New VIE Agreements”). Upon entry into the New VIE Agreements, the Original VIE Agreements, except for the Master Exclusive Service Agreement, were expired.

Our board of directors approved and ratified the New VIE Agreements. We do not expect any negative impact of these New VIE Agreements on its operation. The New VIE Agreements enable Zhongchao WFOE and the Zhongchao to keep the effective control over Zhongchao Shanghai.

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

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$17,989,788	$14,882,763	$12,865,870
Cost of revenues	(6,117,640)	(4,655,827)	(4,456,353)
Gross Profit	11,872,148	10,226,936	8,409,517

Operating Expenses
Selling and marketing expenses	(3,441,941)	(3,196,469)	(2,261,258)
General and administrative expenses	(3,124,301)	(2,524,003)	(1,425,663)
Research and development expenses	(816,553)	(864,320)	(1,447,949)
Total Operating Expenses	(7,382,795)	(6,584,792)	(5,134,870)

Income from Operations	4,489,353	3,642,144	3,274,647

Interest income, net	146,965	211,479	191,609
Other income, net	305,566	534,020	37,364
Income Before Income Taxes	4,941,884	4,387,643	3,503,620

Income tax expenses	(484,787)	(387,144)	(502,131)

Net Income	$4,457,097	$4,000,499	$3,001,489

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services and assistance services for patient-aid projects.

Revenues increased by $3,107,025, or 20.9% from $14,882,763 for the fiscal year ended December 31, 2019 to $17,989,788 for the fiscal year ended December 31, 2020. The increase was caused by increasing orders for assistance services for patient-aid projects.

For the fiscal year ended December 31, 2020 and 2019, we earned a high gross profit margin of 66.0% and 68.7, respectively. The high gross profit margin was attributable to our reputation acknowledgement among leading pharmaceutical enterprises and NFPs with our capability to design and produce of high-quality professional content and organize assistance services for patient-aid projects. The Company expected to maintain the high profit margin in the future.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars   and patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and  salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenues increased by $1,461,813, or 31.4%, from $4,655,827 for the fiscal year ended December 31, 2019 to $6,117,640 for the fiscal year ended December 31, 2020. The increase was mainly attributable to an increase of $1,016,557 in professional service fees, and an increase of $667,764 in outsourced labor cost as we employed increasing outsourced staff with an increase in patient-aid projects.

Selling and marketing expenses

Selling and marketing expenses increased by $ $245,472, or 7.7%, from $3,196,469 for the fiscal year ended December 31, 2019 to $3,441,941 for the fiscal year ended December 31, 2020. The increase was mainly attributable to an increase of $181,251 in advertising expenses, as the Company increased its expenditures in certain cities where we expected to gain reputation in medical   healthcare industry and increase of $81,059 in salary and welfare because the Company increased headcounts in selling and marketing department.

General and administrative expenses

General and administrative expenses increased by $600,298, or 23.8%, from $2,524,003 for the fiscal year ended December 31, 2019 to $3,124,301 for the fiscal year ended December 31, 2020. The increase was mainly attributable to an increase of $131,736 in salary and welfare expenses as a result of combining effects of an increase of headcounts in supporting functions, and an increase of $169,960 in professional expenses since the Company became listed since February 2020, and an increase of $336,367 in writing off doubtful accounts against accounts receivable in accordance with the bad debt policy. Due to handover between resigned employees and the successor employees, the Company was unable to timely follow up the collection from customers which led to write off of uncollected accounts receivable balance as of December 31, 2020. There was no such wrote off for the year ended December 31, 2019.

Other income, net

For the fiscal year ended December 31, 2020, other income, net was primarily consisted of government subsidies of $341,517, partially offset by loss of $35,951 from equity investment in a limited partnership.

For the fiscal year ended December 31, 2019, other income, net was primarily consisted of government subsidy of $534,020.

Income tax expenses

We had income tax expenses of $484,787 for the fiscal year ended December 31, 2020, as compared to $387,144 for the fiscal year ended December 31, 2019.

Current income tax expenses decreased by $162,020 from $705,231 for the fiscal year ended December 31, 2019 to $543,211 for the fiscal year ended December 31, 2020. The decrease was mainly because the Company generated more taxable income in Shanghai Jingyi which were subject to a preferential income tax rate of 10%. As compared to 2019, majority of the tax income was generated from Zhongchao Shanghai, which were subject to an income tax rate of 12.5%.

Deferred income tax benefits decreased from $318,087 for the fiscal year ended December 31, 2019 to $58,424 for the fiscal year ended December 31, 2020. The change was mainly caused by a decrease of deferred tax benefit from advertising expenses, because advertising expenses incurred during the year ended December 31, 2020 were deductible with increasing revenues recognized. According   to PRC tax law, advertising expense exceeding 15% of the revenue of current year can be carried forward to deduct taxable income.

Net income

As a result of the foregoing, our net income increased from $4,000,499 for the fiscal year ended December 31, 2019 to $4,457,097 for the fiscal year ended December 31, 2020.

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

For the fiscal year ended December 31, 2019 and 2018, we earned a high gross profit margin of 68.7% and 65.4%, respectively. The higher gross profit margin for the year ended December 31, 2019 was attributable to our assistance in patient-aid projects, which we incurred lower outsourced service costs than medical training and education services and thus generated a higher profit margin. The Company expected to maintain the high profit margin in the future with increasing assistance services in patient-aid projects.

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

PRC

Zhongchao WFOE, Zhongchao Shanghai, Shanghai Maidemu are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Shanghai Zhongxun, Shanghai Jingyi, Shanghai Huijing, Beijing Boya, Zhongchao Shanghai Beijing Branch and Shanghai Zhongxun Beijing Branch qualify as Small and Low Profit Enterprises, and are subject to a preferential EIT of 10%. Liaoning Zhixun was not qualified as a tax payer until fiscal year 2021.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2020, income tax returns for the tax years ended December 31, 2015 through December 31, 2019 remain open for statutory examination.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Footnote 2(cc) of our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 2.9% and 2.5% respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings and equity financing.

During the year ended December 31, 2020, 2019 and 2018, the Company generated net income of $4,457,097, $4,000,499 and $3,001,489, respectively.

On February 26, 2020, the Company consummated its initial public offering (“IPO”) of 3,000,000 Class A Ordinary Shares, par value $0.0001 per share. The Shares were sold at a price of $4.0 per share, generating gross proceeds to the Company of approximately $12 million. On February 28, 2020, the Company closed on the partial exercise in the over-allotment option to purchase an additional 315,000 Class A ordinary shares, par value $0.0001 per share, at the IPO price of $4.00 per share. As a result, the Company has raised an aggregated gross proceeds of approximately $13.26 million before underwriting discounts and commissions and offering expenses.

As of December 31, 2020 and 2019, we had cash and cash equivalents of $15,072,947 and $7,832,552, and working capital of $26,613,464 and $12,151,209, respectively. We intend to continue to use these funds to grow our business primarily by:

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

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2020, 2019, and 2018.

	For the Years Ended December 31,
	2020	2019	2018
Net cash (used in) provided by operating activities	$(1,037,839)	$1,408,020	$1,312,647
Net cash used in investing activities	(4,094,678)	(203,074)	(504,048)
Net cash provided by (used in) financing activities	11,497,654	(1,192,116)	4,336,804
Effect of exchange rate changes on cash and cash equivalents	875,258	(98,953)	(205,243)
Net increase (decrease) in cash and cash equivalents	7,240,395	(86,123)	4,940,160
Cash and cash equivalents at beginning of year	7,832,552	7,918,675	2,978,515
Cash and cash equivalents at end of year	$15,072,947	$7,832,552	$7,918,675

Operating activities

Fiscal Years Ended December 31, 2020 and 2019

Net cash used in operating activities was $1,037,839 for the fiscal year ended December 31, 2020, a change of $2,445,859 from net cash provided by operating activities of $1,408,020 for the fiscal year ended December 31, 2019. We made a net income of $4,457,097 for the fiscal year ended December 31, 2020, an increase of $456,598, from $4,000,499 for the fiscal year ended December 31, 2019. In addition to the change in profitability, the change in net cash used in operating activities was the result of several factors, including:

●

An increase of $5,486,914 in accounts receivable for the fiscal year ended December 31, 2020, as compared with an increase of $3,134,065 for the year ended December 31, 2019. The change was mainly because the Company earned increasing revenues from NFP customers than from pharmaceutical customers during the year ended December 31, 2020, and the payment period by NFP customers was generally longer; and

●	An increase of $1,143,200 in other current assets for the fiscal year ended December 31, 2020, as compared with a decrease of $119,523 for the year ended December 31, 2019. The change was mainly caused by prepayment of advertising fee of $977,077 to three vendors, among which prepayments of $459,235 was refunded to the Company in January 2021 as the Company suspended cooperation with the vendor.

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

Investing activities

For the fiscal year ended December 31, 2020, we had net cash used in investing activities of $4,094,678 which was primarily attributable to purchases of certain listed equity securities through open market of $2,043,259, investment in a limited partnership of $1,217,039 and deposits of $688,267 paid for purchase of offices in Japan and foreclosure property in China.

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

Financing activities

For the fiscal year ended December 31, 2020, we had net cash provided by financing activities of $11,497,654 representing net proceeds raised from initial public offering in February 2020.

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

Our research and development expenses were $816,553, $864,320 and $1,447,949 for the fiscal years ended December 31, 2020, 2019, and 2018, respectively.

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

Contractual obligations

As of December 31, 2020, our contractual obligation is as follows:

		Less than	1-2	2-3
Contractual Obligations	Total	1 year	years	years	Thereafter
Future lease payments (1)	$62,801	$62,801	$-	$-	$-

Total	$62,801	$62,801	$-	$-	$-

(2)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2020, our future lease payments totaled $62,801.

G.	Safe Harbor

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

Name	Age	Position
Weiguang Yang	39	President, Chief Executive Officer, and Chairman of the Board
Pei Xu	39	Chief Financial Officer, Secretary, and Director
Xuejun Chen	42	Chief Medical Officer
Baoqian Tian	36	Chief Sales Officer
Shuang Wu	37	Chief Operating Officer
John C. General (1)(4)	58	Independent director
Kevin Dean Vassily (2)	55	Independent director
Dan Li (3)	44	Independent director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

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

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended 2020.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Weiguang Yang/ CEO(1)	2020	$79,914.36	$-	$-	$79,914.36

Pei Xu / CFO (2)	2020	$41,762.68	$-	-	$41,762.68

Xuejun Chen / Chief Medical Officer (3)	2020	$48,732.54	$-	$-	$48,732.54

Baoqian Tian / Chief Sales Officer (4)	2020	$76,604.50	$-	$-	$76,604.50

Shuang Wu / Chief Operating Officer (5)	2020	$40,257.32	$-	$-	$40,257.32

(1)	Appointed Chairman and CEO effective as of August 2019.

(2)	Appointed CFO effective as of August 2019

(3)	Appointed Chief Medical Officer effective as of August 2019.

(4)	Appointed Chief Sales Officer effective as of August 2019.

(5)	Appointed Chief Operating Officer effective as of August 2019.

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

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors will not receive any additional remuneration for serving as directors of the Company other than their remuneration as employees of the Company. Each of the non-employee directors is entitled to receive annual cash compensation in the amount of $24,000, payable quarterly, and stock option to purchase certain amount of Class A Ordinary Shares under Company’s 2019 Equity Incentive Plan.   On July 13, 2020, we compensated each of three independent directors, John C. General, Kevin Dean Vassily, and Dan Li, 6,000 Class A Ordinary Shares for their services provided to the Company as members of the Board and the Board’s committees.

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

Share Options and SARs

The Committee is authorized to grant SARs and share options (including ISOs except that an ISO may only be granted to an employee of ours or one of our subsidiary corporations). A share option allows a grantee to purchase a specified number of our Class A Ordinary Shares at a predetermined price per share (the “exercise price”) during a fixed period measured from the date of grant. An SAR entitles the grantee to receive the excess of the fair market value of a specified number of Class A Ordinary Shares on the date of exercise over a predetermined exercise price per share. The exercise price of an option or an SAR will be determined by the Committee and set forth in the award agreement but the exercise price may not be less than the fair market value of a share on the grant date. The term of each option or SAR is determined by the Committee and set forth in the award agreement, except that the term may not exceed 10 years. Options may be exercised by payment of the purchase price through one or more of the following means: payment in cash, payment in check, payment in promissory note, with the approval of the Committee, by delivery of our Class A Ordinary Shares acquired upon the exercise of such option; consideration received by the Company under a broker-assisted or similar cashless exercise program implemented by the Company in connection with the Plan; payment by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable laws; or any combination of the foregoing methods of payment.

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

D. Employees

As of the date of this Annual Report, we had a total of 80 full-time employees, of which 26 are in research and development, 11are in sales and marketing, 32 are in technical and customer services, and 11 are in general administration.

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

The percentage of beneficial ownership owned is based on 19,435,423  Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, see “Our Corporate History and Structure” on page 32) and 5,497,715 Class B Ordinary Shares outstanding as of the date of this Annual Report.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power	Shares	Power*

Directors, Named Executive Officers, and 5% Beneficial Owner
Weiguang Yang(1)(9)	-	-	5,497,715	80.93%
Pei Xu (2) (10)	371,628	0.36%	-	-
Xuejun Chen (3) (10)	689,310	0.68%	-	-
Baoqian Tian (4) (10)	199,879	0.20%	-	-
Shuang Wu (5) (10)	651,719	0.64%	-	-
John C. General (6)	6,000	0.01%
Dan Li (7)	6,000	0.01%
Kevin Dean Vassily (8)	6,000	0.01%
More Healthy Holdings Limited (9)	-		5,497,715	80.93%
Worthy Health Limited Partnership (10)	2,997,000	2.94%	-	-
All directors and executive officers as a group (8 persons)	1,930,536	1.89%	5,497,715	80.93%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 15 votes.

*	Unless otherwise indicated, the business address of each of the individuals is Zhongchao, Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

(1)	Mr. Weiguang Yang is the Chairman, Chief Executive Officer, and President of Zhongchao. Mr. Yang holds the shares through his control of More Healthy Holdings Limited.

(2)	Ms. Pei Xu is the Chief Financial Officer of Zhongchao.

(3)	Mr. Xuejun Chen is the Chief Medical Officer of Zhongchao.

(4)	Mr. Baoqian Tian is the Chief Sales Officer of Zhongchao.

(5)	Ms. Shuang Wu is the Chief Operating Officer of Zhongchao.

(6)	Mr. John C. General is the independent director, chair of the Audit Committee, and Audit Committee financial expert of Zhongchao.

(7)	Ms. Dan Li is the independent director and the chair of the Nominating Committee of Zhongchao.

(8)	Ms. Kevin Dean Vassily is the independent director and the chair of the Compensation Committee of Zhongchao.

(9)	More Healthy Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands (“More Healthy”). The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang.

(7)	Worthy Health Limited Partnership is a limited partnership incorporated under the laws of British Virgin Islands (“Worthy Health”), the general partner of which is More Successful Group Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“More Successful”), which is controlled by Pei Xu who acts as the sole director of More Successful. The general partner exercises the voting rights with respect to the shares held by Worthy Health. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in Worthy Health. As limited partners, Pei Xu, Xuejun Chen, Baoqian Tian, and Shuang Wu respectively own 11.4%, 23%, 6.67%, and 21.75% partnership interests of Worthy Health, beneficially representing 341,658 Class A Ordinary Shares, 689,310 Class A Ordinary Shares, 199,879 Class A Ordinary Shares, and 651,719 Class A Ordinary Shares of the Company. The principal office address of Worthy Health is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this Annual Report, there were 12 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

The following is a description of transactions since January 1, 2018, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last three completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

As of December 31, 2019, the Company had a balance due of $14,364 due from Shanghai Xingzhong Investment Management Limited Partnership, which was an employee stock ownership plan of the Company. The balance was an operating expense paid on behalf of the related party, and was receivable on demand and interest-free. As of December 31, 2018, the Company had no balances with related parties.

On February 28, 2019, Mr. Weiguang Yang transferred 1.0% and 4.75% of equity interest of Shanghai Xingzhong Investment Management LLP, which was equivalent to 29,970 and 142,229 shares of ordinary share of Zhongchao Shanghai, to Ms. Pei Xu, the Chief Financial Officer of the Company, and Ms. Shuang Wu, the Chief Operation Officer of the Company, respectively. The ordinary shares will vest after a ten-year service period is fulfilled. The fair value of these ordinary shares aggregated $827,413 (Note 16) which is to compensate the services to be rendered by the employee. The value of the shares of $827,413 transferred were charged to expenses over the ten years request service period starting from each of the grant date in the Company’s consolidated statements of income and comprehensive income with a corresponding credit to additional paid-in capital.

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

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our Registration Statement, which sections are incorporated herein by reference.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 1.3% in fiscal year 2019 and appreciated by 6.2% in fiscal year 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement, in relation to our initial public offering of 3,000,000 Class A Ordinary Shares. The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $12.0 million, and net proceeds of approximately $9.97 million. The registration statement relating to the IPO also covered the underwriters’ common stock purchase warrants and the Ordinary Shares issuable upon the exercise thereof in the total amount of 315,000 Class A Ordinary Shares.

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

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2020 were not effective at the reasonable assurance level due to the material weakness described below.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for the periods indicated:

	December 31, 2020	December 31, 2019
	USD’000	USD’000
Audit Fees	$220,000	$188,440
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$220,000	$188,440

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhongchao Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1***	Form of Underwriting Agreement

3.1**	Amended and Restated Memorandum and Articles of Association

4.1**	Specimen Class A Ordinary Share Certificate

4.2***	Form of Underwriter Warrant

5.1***	Opinion of Conyers Dill & Pearman

5.2***	Opinion of Hunter Taubman Fischer & Li LLC

10.1**	Employment Agreement between Zhongchao Inc. and Weiguang Yang dated as of August 7, 2019

10.2**	Employment Agreement between Zhongchao Inc. and Pei Xu dated as of August 7, 2019

10.3**	Employment Agreement between Zhongchao Inc. and Xuejun Chen dated as of August 7, 2019

10.4**	Employment Agreement between Zhongchao Inc. and Baoqian Tian dated as of August 7, 2019

10.5**	Employment Agreement between Zhongchao Inc. and Shuang Wu dated as of August 7, 2019

10.6**	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.7**	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.8**	Spouse Consent Letters of the spouse of each married shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of August 14, 2019

10.9**	Master Exclusive Service Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.10**	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.11**	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019

10.12**	Director Offer Letter between Zhongchao Inc. and Weiguang Yang dated as of November 17, 2019

10.13**	Director Offer Letter between Zhongchao Inc. and Pei Xu dated as of November 17, 2019

10.14**	Independent Director Offer Letter between Zhongchao Inc. and John C. General dated as of November 17, 2019

10.15**	Independent Director Offer Letter between Zhongchao Inc. and Kevin Dean Vassily dated as of November 17, 2019

10.16**	Independent Director Offer Letter between Zhongchao Inc. and Dan Li dated as of November 17, 2019

10.17**	Warrant to Purchase Class A Ordinary Shares between Zhongchao Inc. and HF Capital Management Delta, Inc. dated as of August 1, 2019

Exhibit	Exhibit title
10.18**	English translated copy of Framework Agreement among Zhongchao Medical Technology (Shanghai) Corp., Mr. Weiguang Yang, and Yantai Hanfujingfei Investment Center (LP) dated as of August 1, 2019

10.19****	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.

10.20****	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.

10.21****	Spouse Consent Letters of the spouse of each married shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of September 10, 2020.

10.22****	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.

10.23****	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.

10.24****	Confirmation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Shanghai and its shareholders dated as of September 10, 2020.

12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1**	Code of Conduct and Ethics

21.1**	List of Subsidiaries of the Registrant

24.1*	Power of Attorney (included on signature page)

99.1**	Charter of the Audit Committee

99.2**	Charter of the Compensation Committee

99.3**	Charter of the Nominating and Corporate Governance Committee

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333- 333-234807) filed with the Securities and Exchange Commission on December 27, 2019

***	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333- 333-234807) filed with the Securities and Exchange Commission on January 10, 2020.

****	Previously filed; incorporated by reference to the identically named exhibit filed with Form 6-K (File No. 001-39229) filed with the Securities and Exchange Commission on September 16, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhongchao Inc.

By:	/s/Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 30, 2021

ZHONGCHAO INC.

CONSOLIDATED FINANCIAL STATEMENTS

New York Office 7 Penn Plaza, Suite 830 New York, NY 10001 T 212.279.7900

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Zhongchao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhongchao Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2019

New York, New York

April 30, 2021

www.marcumbp.com

ZHONGCHAO INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$15,072,947	$7,832,552
Short-term investments	2,032,928	-
Accounts receivable	10,321,837	5,078,419
Prepayments	554,298	325,496
Due from a related party	-	14,364
Other current assets	1,613,408	1,258,040
Total Current Assets	29,595,418	14,508,871

Investment in a limited partnership	1,258,787	-
Property and equipment, net	1,997,761	1,889,973
Deposit for property	700,884	-
Prepayments for lease of land	367,588	366,409
Intangible assets, net	34,973	37,323
Right of use assets	65,137	245,982
Deferred tax assets	795,547	688,994
Total Assets	$34,816,095	$17,737,552

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$408,426	$117,064
Advances from customers	6,760	73,961
Deferred government grants, current portion	-	323,192
Income tax payable	1,523,175	897,892
Operating lease liabilities, current portion	62,160	210,219
Accrued expenses and other liabilities	981,433	735,334
Total Current Liabilities	2,981,954	2,357,662

Operating lease liabilities, noncurrent portion	-	41,363
Total Liabilities	2,981,954	2,399,025

Commitments and Contingencies

Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 19,435,423 and 16,102,420 shares issued and outstanding at December 31, 2020 and 2019, respectively)	1,944	1,610
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at December 31, 2020 and 2019, respectively)	550	550
Additional paid-in capital	22,775,154	12,044,855
Statutory reserve	801,502	415,813
Retained earnings	7,339,778	3,267,087
Accumulated other comprehensive income (loss)	915,213	(344,771)
Total Zhongchao Inc.’s Shareholders’ Equity	31,834,141	15,385,144

Noncontrolling interests	-	(46,617)
Total Equity	31,834,141	15,338,527
Total Liabilities and Equity	$34,816,095	$17,737,552

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019	2018
Revenues	$17,989,788	$14,882,763	$12,865,870
Cost of revenues	(6,117,640)	(4,655,827)	(4,456,353)
Gross Profit	11,872,148	10,226,936	8,409,517

Operating Expenses
Selling and marketing expenses	(3,441,941)	(3,196,469)	(2,261,258)
General and administrative expenses	(3,124,301)	(2,524,003)	(1,425,663)
Research and development expenses	(816,553)	(864,320)	(1,447,949)
Total Operating Expenses	(7,382,795)	(6,584,792)	(5,134,870)

Income from Operations	4,489,353	3,642,144	3,274,647

Interest income, net	146,965	211,479	191,609
Other income, net	305,566	534,020	37,364
Income Before Income Taxes	4,941,884	4,387,643	3,503,620

Income tax expenses	(484,787)	(387,144)	(502,131)

Net Income	4,457,097	4,000,499	3,001,489

Net loss attributable to noncontrolling interests	1,283	46,171	17,834

Net Income Attributable to Zhongchao Inc.’s shareholders	$4,458,380	$4,046,670	$3,019,323

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	1,259,984	(173,604)	(379,520)
Comprehensive Income	5,717,081	3,826,895	2,621,969

Total comprehensive loss attributable to noncontrolling interests	1,283	46,171	17,834
Total comprehensive income attributable to Zhongchao Inc.’s shareholders	$5,718,364	$3,873,066	$2,639,803

Weighted average number of ordinary share outstanding
Basic and Diluted	24,425,637	21,600,135	20,764,245

Earnings per share
Basic and Diluted	$0.183	$0.187	$0.145

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

	Attributable to Zhongchao Inc.’s Shareholders
	Ordinary share				Additional		(Accumulated Deficit)	Accumulated other comprehensive	Non-
	Class A		Class B		paid-in	Statutory	Retained	(loss)	controlling	Total
	Shares	Amount	Shares	Amount	capital	Reserve	earning	income	interest	equity
Balance as of January 1, 2018	14,752,420	$1,475	5,497,715	$550	$8,380,337	$-	$(3,383,093)	$208,353	$(10,002)	$5,197,620
Capital contributions from shareholders	1,350,000	135	-	-	3,580,125	-	-	-	-	3,580,260
Reversal of share-based compensation expenses	-	-	-	-	(14,483)	-	-	-	-	(14,483)
Net income (loss)	-	-	-	-	-	-	3,019,323	-	(17,834)	3,001,489
Appropriation of statutory reserve	-	-	-	-	-	20,539	(20,539)			-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(379,520)	-	(379,520)
Balance as of December 31, 2018	16,102,420	$1,610	5,497,715	$550	$11,945,979	$20,539	$(384,309)	$(171,167)	$(27,836)	$11,385,366
Share-based compensation expenses	-	-	-	-	159,984	-	-	-	-	159,984
Buy out of a non-controlling interests	-	-	-	-	(61,108)	-	-	-	27,390	(33,718)
Net income (loss)	-	-	-	-	-	-	4,046,670	-	(46,171)	4,000,499
Appropriation of statutory reserve	-	-	-	-	-	395,274	(395,274)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(173,604)	-	(173,604)
Balance as of December 31, 2019	16,102,420	$1,610	5,497,715	$550	$12,044,855	$415,813	$3,267,087	$(344,771)	$(46,617)	$15,338,527
Share-based compensation expenses	-	-	-	-	168,350	-	-	-	-	168,350
Issuance of Class A Ordinary Shares pursuant to initial public offering, net of issuance costs	3,315,003	332	-	-	10,609,851	-	-	-	-	10,610,183
Issuance of restricted Class A Ordinary Shares to non-executive directors	18,000	2	-	-	(2)	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	4,458,380	-	(1,283)	4,457,097
Appropriation of statutory reserve	-	-	-	-	-	385,689	(385,689)	-	-	-
Buy out of a non-controlling interests	-	-	-	-	(47,900)	-	-	-	47,900	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	1,259,984	-	1,259,984
Balance as of December 31, 2020	19,435,423	$1,944	5,497,715	$550	$22,775,154	$801,502	$7,339,778	$915,213	$-	$31,834,141

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities:
Net income	$4,457,097	$4,000,499	$3,001,489
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Write off against accounts receivable	336,367	-	-
Depreciation and amortization expenses	202,325	102,905	38,699
Amortization of right of use assets	222,353	159,259	-
Recognition (reversal) of share-based compensation expenses	168,350	159,984	(14,483)
Deferred tax (benefits) expenses	(58,424)	(318,087)	60,975
Equity investment loss	25,622	-	-
Changes in fair value of short-term investments	10,331	-	-
Changes in operating assets and liabilities:
Accounts receivable	(5,486,914)	(3,134,065)	(792,031)
Prepayments	(197,402)	231,894	(583,613)
Other current assets	(1,143,200)	119,523	(659,145)
Accounts payable	260,350	94,461	(548,507)
Advances from customers	6,398	(476,261)	(125,872)
Income tax payable	535,981	618,120	296,904
Accrued expenses and other liabilities	179,738	408,725	85,954
Lease liabilities	(230,819)	(153,616)	-
Deferred government grants	(325,992)	(405,321)	552,277
Net Cash (Used in) Provided by Operating Activities	(1,037,839)	1,408,020	1,312,647

Cash Flows from Investing Activities:
Purchases of property and equipment	(160,602)	(1,312,941)	(668,067)
Payments of deposits for property purchase	(688,267)	-	-
Payment for land use rights	-	-	(418,520)
Investments in short-term investments	(2,043,259)	(2,460,879)	(2,920,260)
Investment in a limited partnership	(1,217,039)	-	-
Release from short-term investments	-	3,618,940	3,502,799
Buy out of a non-controlling interests	-	(33,718)	-
Loan repayment from (provided to) a related party	14,489	(14,476)	-
Net Cash Used in Investing Activities	(4,094,678)	(203,074)	(504,048)

Cash Flows from Financing Activities:
Proceeds from issuance of common stocks in connection with initial public offering, net of offering cost	11,886,363	-	-
Payment of expenses relating to initial public offerings	(388,709)	(468,328)	-
Capital contribution from shareholders	-	-	3,580,260
Proceeds from bank borrowings	-	-	756,544
Repayment of bank borrowings	-	(723,788)	-
Net Cash Provided by (Used in) Financing Activities	11,497,654	(1,192,116)	4,336,804

Effect of exchange rate changes on cash and cash equivalents	875,258	(98,953)	(205,243)

Net increase (decrease) in cash and cash equivalents	7,240,395	(86,123)	4,940,160
Cash and cash equivalents at beginning of year	7,832,552	7,918,675	2,978,515
Cash and cash equivalents at end of year	$15,072,947	$7,832,552	$7,918,675

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$30,312	$5,840
Cash paid for income tax	$2,642	$87,111	$144,252

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$37,919	$419,362	$-

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

100% owned by Zhongchao Shanghai
Shanghai Zhongxin Medical Technology Co., Ltd (formerly known as “Shanghai Jingyi Medical Technology Co., Ltd.,”) (“Shanghai Jingyi”)

●     A PRC limited liability company

●     Incorporated on October 10, 2018

●     Registered capital of $1,530,784 (RMB 10 million) with registered capital of $1,491,749 to be funded

●     Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

100% owned by Shanghai Zhongxun*
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

100% owned by Shanghai Maidemu
Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”)

●      A PRC limited liability company

●      Incorporated on April 27, 2020

●      Registered capital of $141,185 (RMB 1 million) with registered capital of $141,185 to be funded

●      Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

70% owned by Zhongchao Shanghai, and 30% owned by Mr. Zhengbo Ma on behalf of Zhongchao Shanghai
Zhixun Internet Hospital (Liaoning) Co., Ltd. (“Liaoning Zhixun”)

●      A PRC limited liability company

●      Incorporated on July 6, 2020

●      Registered capital of $426,642 (RMB 3 million) with registered capital of $426,642 to be funded

●      Engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consulting services, sales of medical appliances and other medical products.

100% owned by Shanghai Zhongxin

*	51% of the equity interest owned by Shanghai Zhongxun before November 2020. Through certain entrustment agreements, Mr. Weiguang Yang, Beijing Zhongchao Yixin Management Consulting Partnership, LLP (“Zhongchao Yixin”), and Beijing Zhongren Yixin Management Consulting Partnership, LLP (“Zhongren Yixin”), hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

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

2)	HF Capital has fully paid the capital contribution to Zhongchao Cayman; and

3)	The Company released the paid-in capital of HF Capital from Zhongchao Shanghai

The practice is solely a result of tax planning from HF Capital. As the warrant does not cause the Company to transfer or receive any assets, or exchange any other financial instruments on potentially favorable or unfavorable terms with shareholder. The warrant does not meet the definition of a financial instrument as defined in ASC 480 Distinguishing Liabilities from Equity. The management believed the agreement between the Company and HF Capital is a commitment rather than a financial instrument. As such, the warrant is not subject to accounting treatment. In addition, the management expected that there is no circumstance under which the 1,350,068 Class A Ordinary Shares would not be issued, thus the 1,350,068 underlying Class A Ordinary Shares should be included in the ordinary shares outstanding as of December 31, 2020 and 2019 and in the calculation of the basic and diluted weighted average ordinary share issued and outstanding for calculating basic and diluted earnings per share.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Class A Ordinary Shares issued and outstanding presented on the financial statements is reconciled with the number of shares legally as follows:

	December 31, 2020	December 31, 2019
Number of Class A Ordinary Shares legally issued and outstanding	18,085,355	14,752,352
Class A Ordinary Shares committed to be issued to HF Capital	1,350,068	1,350,068
Number of Class A Ordinary Shares outstanding and issued presented on the financial statements	19,435,423	16,102,420

VIE Agreements with Zhongchao Shanghai

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Zhongchao Shanghai is controlled through VIE Arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such VIE Arrangements consist of a series of six agreements (collectively, the “VIE Arrangements”), which were signed on August 14, 2019.

The significant terms of the VIE Arrangements by and among the Company’s wholly-owned subsidiary, Zhongchao WFOE, its consolidated variable interest entity, Zhongchao Shanghai, and the shareholders of Zhongchao Shanghai are as follows:

Agreements that Provide Us Effective Control over Zhongchao Shanghai

The Company’s PRC Wholly Foreign Owned Entity, Zhongchao WFOE, has entered into the following agreements with Zhongchao Shanghai and its shareholders.

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

New VIE Agreements

On August 1, 2020, all shareholders of Zhongchao Shanghai, except Mr. Yang and Shanghai Xingzhong, decided to withdraw their capital contribution from Zhongchao Shanghai (the “Capital Reduction”). Given the effect of the Capital Reduction, Mr. Yang became the 76.4% shareholder of Zhongchao Shanghai with the remaining equity interests held by Shanghai Xingzhong. On September 10, 2020, Zhongchao WFOE, and Zhongchao Shanghai, and its shareholders signed a confirmation agreement to confirm that the VIE Agreements entered on August 14, 2019 have been terminated because of the Capital Reduction.

Accordingly, on September 10, 2020, to clarify the legal effect of the Capital Reduction and to sustain the effective control over Zhongchao Shanghai by the Company, Mr. Yang and Shanghai Xingzhong, as the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the Original VIE Agreements except the number of shareholders of Zhongchao Shanghai reduced to two (the “New VIE Agreements”). Upon entry into the New VIE Agreements, the Original VIE Agreements, except for the Master Exclusive Service Agreement, were expired.

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

During the year ended December 31, 2020, Beijing Boya was established, over which the Company and Mr. Weiguang Yang owned 70% and 30% equity interest, respectively. Mr. Weiguang Yang owned the equity interest on behalf of Zhongchao Shanghai. Beijing Boya is therefore 100% consolidated in the Company’s consolidated financial statements.

All transactions and balances among the Company, its subsidiaries and consolidated VIE have been eliminated upon consolidation.

(c)	Non-controlling interest

Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the Company. As of December 31, 2019, non-controlling equity holders held 49% equity interest in Shanghai Jingyi. Non-controlling equity holders held 49% equity interest in Shanghai Jingyi before November 2020. Through certain entrustment agreements, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively, after November 2020. As a result, the Company owns 100% of Shanghai Zhongxin’s equity interest.

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

Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2020	December 31, 2019
Balance sheet items, except for equity accounts	6.5326	6.9618

	For the Years Ended December 31,
	2019	2019	2018
Items in the statements of income and comprehensive income, and statements of cash flows	6.9020	6.9081	6.6090

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Use of estimates

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

As of December 31, 2020 and 2019, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, accounts receivable, other receivables, short-term borrowings and other payables, which approximate their fair values because of the short-term nature of these instruments. Short-term investments are trading securities with observable market price in active market. They are classified as level 1 investment and are measured at fair value.

(g)	Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use.

(h)	Short-term investments

Short-term investments comprised of certain listed equity securities purchased through various open market transactions. Equity securities not measured by the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of income and comprehensive income, according to ASC 321 “Investments — Equity Securities”. During the year ended December 31, 2020, the Company purchased certain listed equity securities and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value in the account of “other income, net”.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Accounts receivable

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. The Company provides customers with credit term ranging between one to six months, depending on credit assessment of customers. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the year ended December 31, 2020, the Company wrote off $336,367 against accounts receivable as the Company evaluated it is remote to collect the balance. As of December 31, 2020 and 2019, there were no allowances for doubtful accounts for accounts receivable.

(j)	Prepayments

Prepayments represent amounts advanced to suppliers for providing services to the Company. The suppliers usually require advance payments when the Company orders service and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

(k)	Investment in a limited partnership

The Company accounts for the investment in a limited partnership in which the Company holds more than minor equity interest (3% - 5%) in accordance with ASC 970-323-25-6 under the equity method of accounting.

The Company applies the equity method to account for investment in a limited partnership, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of income and comprehensive income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates, including consideration of the impact of the COVID-19 pandemic; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of was recognized for the years ended December 31, 2020, 2019 and 2018.

(k)	Property and equipment

Property and equipment primarily consist of office equipment, vehicle and construction in progress. Office equipment and vehicles are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Building	20 years
Office equipment	3 years
Vehicle	4 years

Construction in progress represents buildings and related premises under construction, which is stated at construction cost less any impairment loss. In addition to cost under the construction contracts, interest cost and external costs directly related to the construction of such facilities, including equipment installation and shipping costs, are capitalized. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income and comprehensive income.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Prepayments for lease of land

Prepayments for lease of land represent prepayments to the lessee for sub-lease of two land use rights. Prepayments for lease of land are carried at cost less accumulated amortization and any impairment loss. Amortization is provided against the cost of lease prepayments on a straight-line basis over the period of the rights which are 16 years and 32 years, respectively.

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

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2020, 2019 and 2018.

(o)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

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

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable consisted of amounts invoiced and amounts for which revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment.

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

Other consulting services

The Company also provides consulting services to its customers, including drafting research papers and providing other academic supports. The consulting services are accounted for as a single performance obligation and was recognized as revenue when the Company delivers services to the customers. Fees are generally collected after provision of services. For the years ended December 31, 2020, 2019, and 2018, the Company generated minimal amount from other consulting services.

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

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $310,637, and $497,402, and $476,765 for the years ended December 31, 2020, 2019 and 2018, respectively.

(r)	Research and development costs

Research and development costs are mainly comprised of salary and welfare expenses for the Company’s IT department employees who work for the development of the Company’s platform and database, and software and related intellectual property expenses which were used to develop an extensive library of licensed content and medical database. For the years ended December 31, 2020, 2019, and 2018, the Company incurred research and development expenses of $816,553, $864,320, and $1,447,949, respectively.

(s)	Advertising expenses

Advertising expenses primarily include advertisement for the Company’s platform for online medical courses. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the consolidated statements of income and comprehensive income were $2,851,648, $2,670,397 and $1,989,895 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

During the years ended December 31, 2020, 2019 and 2018, the Company received government grants of $nil, $101,330 and $552,277, respectively, in connection with the Company’s development of medical database and online medical lectures sharing application and cloud system. However the conditions attached to the grants would not be fulfilled until passing quality check by local government. These grants are recognized as deferred government grant when received and will be charged as a reduction of specific costs and expenses upon the Company passing the quality check, or recorded as an income if the specific costs and expenses were incurred in prior periods. For the years ended December 31, 2020, 2019, and 2018, in connection with the Company’s development of medical database and online medical lectures sharing application and cloud system, the Company recognized government grant income of $325,992, $506,652 and $nil, respectively, included in the “other income, net” in the consolidated statement of income and comprehensive income.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2020, income tax returns for the tax years ended December 31, 2015 through December 31, 2019 remain open for statutory examination.

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

A Comprehensive income includes net income and other comprehensive income arising from foreign currency adjustments. Comprehensive income is reported in the consolidated statements of income and comprehensive income.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2020.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2020, the Company held cash and cash equivalents of $15,072,947, among which were $6,717,940 was deposited in financial institutions located in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $76,500). In addition, the Company maintains certain bank accounts in Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

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

The following significant amounts of Zhongchao Shanghai and its subsidiaries are included in the accompanying consolidated financial statements for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	$6,717,940	$7,739,422
Accounts receivable	10,321,837	5,078,419
Due from Zhongchao Inc.*	108,518	-
Other current assets	2,167,706	1,692,928
Investment in a limited partnership	1,258,787	-
Property and equipment, net	1,997,761	1,889,973
Other noncurrent assets	1,491,321	1,338,708
Total Assets	$24,063,870	$17,739,450

LIABILITIES
Advances from customers	$6,760	$73,962
Deferred income	-	323,192
Income tax payable	1,523,175	897,892
Operating lease liabilities	62,160	251,582
Due to Zhongchao Inc.*	748,630	-
Other current liabilities	1,389,860	852,398
Total Liabilities	$3,730,585	$2,399,026

	For the years ended December 31,
	2020	2019	2018
Revenues	$17,989,788	$14,882,763	$12,865,870
Income from Operations	$4,525,855	$3,642,265	$3,274,647
Net Income	$4,484,029	$4,000,620	$3,001,489

* The balances due from/to Zhongchao Inc., are eliminated on consolidation.

4.	SHORT-TERM INVESTMENTS

During the year ended December 31, 2019 and 2018, the Company made investments in various financial products from Chinese banks and wealth management companies, with variable return rate and with maturities between three months and one year. The Company classified these financial assets as held-to-maturity financial assets and recorded the assets at amortized cost, which approximates fair value. As of December 31, 2019, the Company collected the balance all short-term investments from Chinese banks and wealth management companies. For the years ended December 31, 2019 and 2018, the Company earned interest income of $56,512 and $103,687, respectively, from the short-term investments.

As of December 31, 2020, the balance of short-term investments represented certain listed equity securities purchased through various open market transactions invested by the Company during the year ended December 31, 2020. The short-term investments are trading securities. They are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income, net in the consolidated statement of income and comprehensive income. Loss from such short-term investment amounted to $10,331 for the years ended December 31, 2020.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2020	December 31, 2019
Deferred offering costs (i)	$-	$461,710
Prepaid advertising expense (ii)	1,033,280	426,901
Deferred contract costs (iii)	272,804	189,572
Office rental deposit	86,287	71,752
Interest receivable	32,416	72,671
Prepaid rental fees	15,827	15,598
Prepaid consulting service fees	78,627	3,160
Others	94,167	16,676
	$1,613,408	$1,258,040

(i)	As of December 31, 2019, the balance of deferred offering costs represented the expenses directly related to the initial public offerings, which was deducted against additional paid-in capital upon initial public offering in February 2020.

(ii)	As of December 31, 2020 and 2019, the balance of prepaid advertising expenses represents payments of advertising expenses to three and one vendors respectively. Among the balance of $1,033,280 as of December 31, 2020, $459,235 was subsequently refunded from the vendor to the Company as the Company suspended cooperation with the vendor.

(iii)	As of December 31, 2020 and 2019, the balances of deferred contract costs represented the travel and media expenses which were directly related to certain contracts with customers. The costs and expenses were incurred so as the Company would fulfil its performance obligation committed to its customers and were expected to be recovered.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2020	December 31, 2019
Building	$1,828,092	$-
Office equipment	449,246	392,010
Vehicle	34,351	32,233
Less: accumulated depreciation	(313,928)	(119,976)
	1,997,761	304,267
Construction in progress	-	1,585,706
	$1,997,761	$1,889,973

As of December 31, 2019, the construction in progress primarily consisted of the construction in progress of an office campus and facilities in Beijing on leased land (Note 7). The construction was completed in January 2020.

As of December 31, 2020, the balance of property was comprised of office campus and facilities in Beijing of $1,828,092.

Depreciation expenses totaled $176,111, $75,021 and $23,655 for the years ended December 31, 2020, 2019 and 2018, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	PREPAYMENTS FOR LEASE OF LAND

Prepayments for lease of land consist of the followings:

	December 31, 2020	December 31, 2019
Prepayments for lease of land	423,415	$397,311
Less: accumulated amortization	(55,827)	(30,902)
	$367,588	$366,409

Amortization expenses totaled $21,670, $21,650 and $9,921 for the years ended December 31, 2020, 2019 and 2018, respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2020	December 31, 2019
Trademark and license	11,755	$11,030
Software	43,780	41,082
Less: accumulated amortization	(20,562)	(14,789)
	$34,973	$37,323

For the years ended December 31, 2020 and 2019 and 2018, amortization expense totaled $4,544, $6,234 and $5,123, respectively.

9.	INVESTMENT IN A LIMITED PARTNERSHIP

As of December 31, 2020, the Company’s investment in a limited partnership was as the following:

	Investment	% of ownership	Investment dates

Ningbo Meishan Xinaishan Equity Investment Limited Partnership (“limited partnership”)	$1,285,859	28%	November 5, 2020
Less: share of operating loss of limited partnership	(27,071)
	1,258,788

On November 5, 2020, the Company entered into a five-year partnership agreement to invest $1,217,039, for 28% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in one PRC private company engaged in immunotherapy.

For the year ended December 31, 2020, equity investment loss of $25,622 has been recorded in other income, net for the Company’s share of the operating loss of the limited partnership. As of December 31, 2020, no significant impairment indicators have been noted in connection with the investment.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2020	December 31, 2019
Other tax payable	$777,810	$390,403
Accrued payroll	159,350	168,818
Deposits from sub-lessors of land use rights (i)	-	124,393
Other current liabilities	44,273	51,720
	$981,433	$735,334

(i)	The Company leased two pieces of land use rights (Note 7) from certain sub-lessors and required of deposits from these sub-lessors and would release the deposits upon sub-lessors’ issuance of invoices to the Company. The Company released deposits in the year ended December 31, 2020 upon receiving invoices from the sub-lessors.

Other tax payable

Other tax payables consist of the following:

	December 31, 2020	December 31, 2019
Value added tax payable	$740,894	$366,535
Local taxes payable	36,916	23,868
	$777,810	$390,403

11.	INCOME TAXES

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

PRC

Zhongchao WFOE, Zhongchao Shanghai, Shanghai Maidemu are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Shanghai Zhongxun, Shanghai JingyiShanghai, Huijing, Beijing Boya, Zhongchao Shanghai Beijing Branch and Shanghai Zhongxun Beijing Branch qualify as Small and Low Profit Enterprises, and are subject to a preferential EIT of 10%. Liaoning Zhixun was not qualified as a tax payer until fiscal year 2021.

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

Income tax expenses consist of the following:

	For the Years Ended December 31,
	2020	2019	2018
Current income tax expenses	$(543,211)	$(705,231)	$(441,156)
Deferred income tax benefits (expenses)	58,424	318,087	(60,975)
Income tax expenses	$(484,787)	$(387,144)	$(502,131)

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2020	2019	2018
PRC statutory income tax rate	25%	25%	25%
Effect of preferential tax benefits	(13.96)%	(14.23)%	(7.30)%
Effect of non-deductible expenses	0.35%	0.39%	0.22%
Effect of research and development credits	(1.47)%	(2.25)%	(3.28)%
Effect of deferred tax rate change for share based compensation	(0.11)%	(0.09)%	(0.31)%
Effective tax rate	9.81%	8.82%	14.33%

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAXES (CONTINUED)

Deferred tax assets as of December 31, 2020 and 2019 consist of the following:

	December 31, 2020	December 31, 2019
Excess advertising expense	699,717	$608,131
Deferred Intangible assets amortization	22,983	24,165
Net operating loss carrying forward	7,666	20,543
Share-based compensation	65,181	36,155
	$795,547	$688,994

As of December 31, 2020 and 2019, the Company had net operating loss carryforwards of $36,538 and $209,345, respectively. The Company utilized the net operating loss carryforwards during the year ended December 31, 2020. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2020 and 2019, the Company did not record valuation allowance against the deferred tax assets based upon management’s assessment that it is more likely than not that there will be realization of the deferred tax asset.

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

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per ordinary share for the years ended December 31, 2020, 2019 and 2018, respectively:

	For the Years Ended December 31,
	2020	2019	2018
Net Income Attributable to Zhongchao Inc.’s shareholders	$4,458,380	$4,046,670	$3,019,323

Weighted average number of ordinary share outstanding
Basic and Diluted	24,425,637	21,600,135	20,764,245

Earnings per share
Basic and Diluted	$0.183	$0.187	$0.145

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

Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2020, 2019 and 2018, the Company had no dilutive shares.

13.	RELATED PARTY TRANSACTIONS AND BALANES

As of December 31, 2019, the Company had a balance of $14,364 due from Shanghai Xingzhong Investment Management Limited Partnership, which was a platform for certain officers and employees holding the Company shares. The balance was an operating expense paid on behalf of the related party, and was collected during the year ended December 31, 2020.

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

The value of the shares of $827,413 transferred were charged to expenses over the ten years request service period starting from each of the grant date in the Company’s consolidated statements of income and comprehensive income with a corresponding credit to additional paid-in capital.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	EQUITY

Capital contribution from shareholders

During the year ended December 31, 2018, a new shareholder made additional cash paid-in capital of $3,580,260 to Zhongchao Shanghai, and in return obtained equity interest of 6.25% economic beneficial interests in Zhongchao Shanghai in aggregate.

Ordinary share

The Company’s authorized share capital is 500,000,000 ordinary shares consisting of 450,000,000 Class A Ordinary Shares and 50,000,000 Class B ordinary shares, par value $0.0001 per share (each, a “Class B Ordinary Share”; collectively, “Class B Ordinary Shares”). On April 16, 2019, the Company issued 10,000 Class B Ordinary Shares. On August 14, 2019, the Company issued 14,752,352 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Class A Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to 1 vote and each Class B Ordinary Share will be entitled to 15 votes. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one to one basis.

In addition, the Company was committed to issue 1,350,068 Class A Ordinary Shares to a 6.25 % shareholder of Zhongchao Shanghai, who is now in the progress of changing from a shareholder of Zhongchao Shanghai to a direct investor of Zhongchao Cayman (Note 1). The 1,350,068 Class A Ordinary Shares, representing 6.25% economic beneficial interest, or 1.37% of the voting ownership interest of the Company as of December 31, 2020, or 5.42% economic beneficial interest, or 1.33% of the voting ownership interest of the Company as of the issuance date of the consolidated financial statements for the year ended December 31, 2020, will be issued to the shareholder upon its capital contribution in Zhongchao Cayman and the Company released its paid-in capital in Zhongchao Shanghai. The shareholder expected to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there is no uncertainties of going through them. Such ordinary shares are included in the shares issued and outstanding as of December 31, 2020 and 2019 and in the calculation of earnings per share as such commitment to issue the shares is considered to be part the reorganization, and the shares are considered to be in existence from the time this shareholder made the investment or January 1, 2017, whichever is earlier.

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

On February 26, 2020, the Company closed its initial public offering (IPO) on the Nasdaq Global Market. The Company offered 3,000,000 Class A Ordinary Shares in the IPO, par value $0.0001 per share, at $4.00 per share. In addition, the underwriters of the Company’s IPO have exercised in full their over-allotment option to purchase additional 315,000 Class A Ordinary Shares, at $4.00 per share.  Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled $13.26 million, before deducting underwriting discounts and other related expenses.

On July 13, 2020, the Company granted an aggregation of 18,000 Class A Ordinary Shares to three non-executive directors as compensations for one year from March 31, 2020.

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

During the year ended December 31, 2018, 2019 and 2020 the Company accrued statutory reserve funds of $20,539, $395,274 and $385,689, respectively, which is 10% of the retained earnings of PRC subsidiaries, VIE or VIE’s subsidiaries as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020 and 2019, the Company had statutory reserve of $801,502 and $415,813, respectively.

As of December 31, 2020 and 2019, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, were approximately $23,579,150 and $12,462,828, respectively.

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

The ability of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries to make dividends and other payments to the Company may also be restricted by changes in applicable foreign exchange and other laws and regulations. Foreign currency exchange regulation in China is primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules;

●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	EQUITY (CONTINUED)

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

As of December 31, 2020 and 2019, there was $nil retained earnings in the aggregate, respectively, which was generated by the Company’s VIE and its subsidiaries in Renminbi included in the Company’ consolidated net assets, aside from $801,502 and $415,813 statutory reserve funds as of December 31, 2020 and 2019, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit the Company’s PRC subsidiary and VIE and VIE’s subsidiaries’ ability to make dividends or other payments in U.S. dollars to the Company, in addition to $$23,627,050 and $12,462,828 restricted net assets as of December 31, 2020 and 2019, respectively, as discussed above.

15.	CONCENTRATION RISK

The Company has a concentration of its account receivables with specific customers. As of December 31, 2020, two customers accounted for 22.6% and 19.2% of net accounts receivable, respectively. As of December 31, 2019, three customers accounted for 31.4%, 15.9% and 11.7% of net accounts receivable, respectively.

For the year ended December 31, 2020, two customers accounted for approximately 26.9% and 19.7% of the total revenue, respectively. For the year ended December 31, 2019, three customers accounted for approximately 25.5%, 15.1% and 14.1% of the total revenue, respectively. For the year ended December 31, 2018, two customers accounted for approximately 37.7% and 10.9% of the total revenue, respectively.

As of December 31, 2020 and 2019, the Company had insignificant balance of accounts payable and did not further assess the concentration risk of accounts payable.

For the year ended December 31, 2020, no supplier accounted for more than 10% of the total cost of revenue. For the year ended December 31, 2019, one supplier accounted for approximately 18.7% of the total cost of revenue. For the year ended December 31, 2018, two suppliers accounted for approximately 44.7% and 14.7% of the total cost of revenue, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	STOCK BASED COMPENSATION

The following table summarizes our unvested restricted share units:

	Number of shares	Weighted- Average Grant-Date Fair Value
Unvested at December 31, 2017	338,662	$2.46
Vested	(64,436)	$(2.67)
Forfeited	(154,346)	$(2.67)
Unvested at December 31, 2018	119,880	$2.08
Granted	304,196	$2.72
Unvested at December 31, 2019	424,076	$2.54
Granted	18,000	$2.42
Vested	(15,000)	$2.42
Unvested at December 31, 2020	427,076	2.54

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

The fair value of restricted share units granted on January 3, 2019 and February 28, 2019 were assessed using discounted cash flow method under income approach, with a discount for lack of marketability given that the equity interests underlying the awards were not publicly traded at the time of grant. Significant estimates and assumptions used included revenue growth rate ranging from 8.6% to 39.4%, terminal growth rate of 3%, and discount rate of 16%.

The above shares grant was contributed by Mr. Weiguang Yang from the equity interest of Shanghai Xingzhong Investment Management LLP owned by himself, which represented the ordinary shares of the Company. (see Note 13). The shares had been issued and outstanding before transferred from Mr. Yang to the employees and non-employee, thus these shares will not impact the calculation of earnings per share.

On July 13, 2020, the Company granted and issued 18,000 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year from March 1, 2020. The restricted shares were vested in a straight line method over the service period, and will be transferable after a lock-up period of six months. As of December 31, 2020, 15,000 share were vested. The grant-date value of each restricted share units was $2.42 by reference to the closing price on July 13, 2020, and the total fair value of these restricted Class A Ordinary Share units aggregated $43,560.

For the years ended December 31, 2020, 2019 and 2018, the Company had stock-based compensation expenses of $168,350, $159,984 and reversal of stock-based compensation of $14,483, respectively. As of December 31, 2020, the Company expected to incur stock based compensation expenses of $790,794 over a weighted average period of 4.6 years.

The following table summarizes share-based compensation expenses charged to (reversal from) operating expenses:

	For the Years Ended December 31,
	2020	2019	2018
Selling and marketing expenses	93,439	92,885	(14,483)
General and administrative expenses	74,911	67,099	-

Total charges (reversals) of share-based compensation expenses	$168,350	$159,984	$(14,483)

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

As of December 31, 2020, the Company leases offices space under four non-cancelable operating lease arrangements, three of which had a term over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company discounted lease payments based on an estimate of its incremental borrowing rate to present value.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheet.

	December 31, 2020	December 31, 2019
Rights of use lease assets	$65,137	$245,982

Operating lease liabilities, current	62,160	210,219
Operating lease liabilities, noncurrent	-	41,363
Total operating lease liabilities	$62,160	$251,582

As of December 31, 2020 and 2019, the weighted average remaining lease term was 0.39 years and 1.19 years, respectively, and discount rates were 4.75% for all of the operating leases.

Rental expense for the years ended December 31, 2020, 2019, 2018 and 2017 were $312,675, $307,864 and $195,326, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2020:

2021	$62,801
2022 and thereafter	-
Total lease payments	62,801
Less: imputed interest	(641)
Present value of lease liabilities	$62,160

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Capital commitment

As of December 31, 2020, the Company paid a deposit of $465,143 for three office rooms in Japan with remaining balance of $628,083 to be paid. As of the issuance date of this consolidated financial statements, the Company fully paid the remaining balance. Such office rooms will be used for the Company’s operation to be developed in Japan.

18.	SUBSEQUENT EVENTS

In February 2021, the Company entered into a loan agreement with an unrelated third party, to provide loans to the unrelated party with a principal of $900,000, a loan term of 12 months and an interest rate of 2% per annum. The principal and interest will be repaid upon maturity. The loan was made for the purpose of making use of idle cash.

During the year ended December 31, 2020, the Company made a deposit of $223,124 to attend in an auction for a foreclosure property. As of the issuance date of this consolidated financial statements, the Company paid additional $1,213,076 to acquire such foreclosure property for office of its operations.

The Company evaluated subsequent events through April 30, 2021, the date on which these financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the consolidated financial statements.

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020 and 2019.

PARENT COMPANY BALANCE SHEETS

	December 31, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	$7,154,881	$48,100
Due from subsidiaries	713,106	6,800
Investment in subsidiaries	24,021,154	15,385,144
Total Assets	$31,889,141	$15,440,044

LIABILITIES AND EQUITY
Total Liabilities	$55,000	$55,000

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 19,435,423 and 16,102,420 shares issued and outstanding at December 31, 2020 and 2019, respectively)	1,944	1,610
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at December 31, 2020 and 2019, respectively)	550	550
Additional paid-in capital	22,775,154	12,044,855
Retained earnings	8,141,280	3,682,800
Accumulated other comprehensive income (loss)	915,213	(344,771)
Total Shareholders’ Equity	31,834,141	15,385,044
Total Liabilities and Shareholders’ Equity	$31,889,141	$15,440,044

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019	2018
Equity in gain of subsidiaries	$4,470,613	$4,046,770	$3,019,323
General and administrative expenses	(12,233)	(100)	-
Net Income	4,458,380	4,046,670	3,019,323

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	1,259,984	(173,604)	(379,520)
Comprehensive Income	$5,718,364	$3,873,066	$2,639,803

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019	2018
Cash Flows from Operating Activities:
Net Cash Provided by Operating Activities	$(700,873)	$48,100	$-

Cash Flows from Investing Activities:
Investment in a subsidiary	(3,690,000)	-	-
Net Cash Used Investing Activities	(3,690,000)	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of common stocks in connection with initial public offering, net off issuance cost	11,497,654	-	-
Net Cash Used Financing Activities	11,497,654	-	-

Net increase in cash and cash equivalents	7,106,781	48,100	-
Cash and cash equivalents at beginning of year	48,100	-	-
Cash and cash equivalents at end of year	$7,154,881	$48,100	$-