Form 20-F/A
period 2020-12-31
Zhongchao Inc.
filed 2021-08-06
CIK 1785566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

EXPLANATORY NOTE

Zhongchao Inc. (the “Company”) is filing this Amendment No. 1 (this “Form 20-F/A”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Form 20-F”), as originally filed with the Securities and Exchange Commission on April 30, 2021. This Form 20-F/A, which replaces in its entirety the Original Form 20-F, is being filed solely for the purpose of including a management’s report assessing internal control over financial reporting within Item 15 of the Original Form 20-F. This Form 20-F/A includes new certifications as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, from our Chief Executive Officer and Chief Financial Officer, dated as of the date of filing of this Form 20-F/A.

This Form 20-F/A reflects information as of the original filing date of the Original Form 20-F, does not reflect events occurring after that date and does not modify or update in any way disclosures made in the Original Form 20-F, except as specifically noted above. Among other things, forward-looking statements made in the Original Form 20-F have not been revised to reflect events, results, or developments that have occurred or facts that have become known to us after the date of the Original Form 20-F (other than as discussed above), and such forward-looking statements should be read in their historical context. Accordingly, this Amendment No. 1 should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the Original Form 20-F.

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

In connection with audits of our financial statements for the fiscal years ended December 31, 2020 and 2019, our management identified below material weaknesses in the design and operation of our internal controls:

●	The Company lacked of the key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure. We also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and

●	The Company lacked sufficient resources and expertise with US GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner.

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

In addition, in order to address the material weakness in internal control over financial reporting of the Company, we have: (a) hired an experienced outside consultant with adequate experience with US GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in US GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention.

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

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2020. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2020, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

●	The Company lacked key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedures. The Company also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and

●	The Company lacked sufficient resources and expertise with US GAAP and SEC reporting in the accounting department to provide accurate information on a timely manner.

To remediate the material weakness and significant deficiency described above, we have undertaken the following actions:

●	Hired an experienced outside consultant with adequate experience with US GAAP and the SEC reporting and compliance requirements

●	Continued our efforts to provide ongoing training courses in US GAAP to existing personnel, including our Chief Financial Officer

●	Continued our efforts to setup the internal audit department, and enhance the effectiveness of the internal control system

●	Continued our efforts to implement necessary review and controls at related levels and the submission of all important documents and contracts to the office of our Chief Executive Officer for retention

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

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhongchao Inc.

By:	/s/Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	August 6, 2021

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