Form 20-F
period 2021-12-31
Zhongchao Inc.
filed 2022-05-09
CIK 1785566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021, the issuer had 19,453,423 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Our Corporate History and Structure” on page 46 and excluding 1,060,000 Class A Ordinary Shares issuable pursuant to the Registration Statement on Form F-3 (File No. 333-256190). For more details of the F-3, please see “Item 4. Information on the Company—The “Shelf” Offering” on page 55) and 5,497,715 Class B Class A Ordinary Shares.

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong;

●	“Class A Ordinary Shares” refers to our Class A ordinary shares, $0.0001 par value per share;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, $0.0001 par value per share;

●	“Controlling Shareholder” refers to Mr. Weiguang Yang, the CEO of the Company;

●	Unless specifically described otherwise, as used in this prospectus and in the context of describing our consolidated financial information the terms “we,” “us,” “our company,” “our”, “Zhongchao” and “Zhongchao Cayman” refer to Zhongchao Inc., a Cayman Islands company, and its subsidiaries, consolidated affiliated companies and the PRC operating entities, as the context required;

●	“Hainan Muxin” refers to Hainan Muxin Medical Technology Co., Ltd., a PRC company.

●	“Horgos Zhongchao Medical” refers to Horgos Zhongchao Medical Technology Co., Ltd., a PRC company.

●	“Horgos Zhongchao Zhongxing” refers to Horgos Zhongchao Zhongxing Medical Technology Co., Ltd., a PRC company.

●	“Hainan Zhongteng” refers to Hainan Zhongteng Medical Technology Co., Ltd., a PRC company.

●	“mobile MAUs” are the number of unique IP address that various mobile devices having access to the PRC operating entities’ MDMOOC mobile app or Sunshine Health Forums from mobile end at least once during a month. The numbers of the PRC operating entities’ mobile MAUs are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable device IP address as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that one mobile device may have more than one IP addresses;

●	“monthly UVs” of MDMOOC website, MDMOOC.org, or the website of PRC operating entities’ Sunshine Health Forums, ygjkclass.com, are to the number of unique IP address that various internet browsers apply to access our websites, from either PC end or mobile end, at least once during a month. The numbers of PRC operating entities’ monthly UVs of PRC operating entities’ websites are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access PRC operating entities’ platform.

●	“NFP(s)” refers to not-for-profit organizations.

●	“Ningxia Zhongxin” refers Ningxia Zhongxin Internet Hospital Co., Ltd., a PRC company.

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

●	“Shanghai Huijing” refers to Shanghai Huijing Information Technology Co., Ltd., a PRC company.

●	“Shanghai Jingyi” or “Shanghai Zhongxin” refers to Shanghai Zhongxin Medical Technology Co., Ltd., a PRC company, which was formerly known as Shanghai Jingyi, or Shanghai Jingyi Medical Technology Co., Ltd., a PRC company and changed to its current name as Shanghai Zhongxin on November 16, 2020.

ii

●	“Shanghai Maidemu” refers to Shanghai Maidemu Cultural Communication Corp., a PRC company.

●	“Shanghai Xingban” refers to Shanghai Xingban Enterprise Management Partnership (Limited Partnership), a PRC limited partnership.

●	“Shanghai Xingzhong” refers to Shanghai Xingzhong Investment Management LP, a PRC company.

●	“Shanghai Zhongxun” refers to Shanghai Zhongxun Medical Technology Co., Ltd., a PRC company.

●	“Zhongchao BVI” refers to Zhongchao Group Inc., a British Virgin Island company.

●	“Zhongchao HK” refers to Zhongchao Group Limited, a Hong Kong company.

●	“Zhongchao Shanghai” refers to Zhongchao Medical Technology (Shanghai) Co., Ltd., a PRC company.

●	“Zhongchao WFOE” refers to Beijing Zhongchao Zhongxing Technology Limited, a PRC company.

●	“Beijing Boya” refers to Beijing Zhongchao Boya Medical Technology Co., Ltd., a PRC company.

●	“Liaoning Zhixun” refers to Zhixun Internet Hospital (Liaoning) Co., Ltd., a PRC company.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021 and 2020.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and our functional currency is Renminbi. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars in this Annual Report were made at the rate of RMB 6.3726 to USD1.00, the noon mid rate on December 30, 2021, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount and not the translated U.S. dollar equivalent. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Contractual Arrangements between the Zhongchao WFOE and Zhongchao Shanghai

Zhongchao Inc. (the “Company” or “Zhongchao Cayman”) is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through the contractual arrangements (the “Contractual Arrangements”), between Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”), a wholly subsidiary of Zhongchao Cayman incorporated in the PRC, and a variable interest entity (the “VIE”), Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao Shanghai”) and its subsidiaries or collectively “the PRC operating entities.” Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Accordingly, the Contractual Arrangements are designed to allow Zhongchao Cayman to consolidate Zhongchao Shanghai’s operations and financial results in Zhongchao Cayman’s financial statements in accordance with U.S. GAAP as the primary beneficiary. Neither we nor our subsidiaries own any equity interests in the PRC operating entities. See “Item 3. Key Information — A. History and Development of the Company — VIE Arrangements” for more information.

As we chose such VIE structure, we are subject to certain unique risks and uncertainties that may not otherwise exist if we had direct equity ownership in the PRC operating entities. Because we do not directly hold equity interests in the VIE and its subsidiaries, our Contractual Arrangements may not be effective in providing control over Zhongchao Shanghai. Further, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership and regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the Contractual Arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our Class A Ordinary Shares to decrease significantly or become worthless. However, as of the date of this annual report, the agreements under the Contractual Arrangements have not been tested in any courts of law. For a description of the VIE contractual arrangements, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our VIE and its respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We conduct our business through Zhongchao Shanghai and its subsidiaries by means of VIE Arrangements. If the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges nor for the execution of VIE agreements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.”

Additionally, PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or influence the operations of the PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of the PRC operating entities and/or the value of our Class A Ordinary Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On December 24, 2021, the Chinese Securities Regulatory Commission, or CSRC, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Rules Regarding Overseas Listings. Though we do not believe that we are directly subject to these regulatory actions or statements because our current business operations are not within the specified regulatory scope above, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. exchange. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular” “— We may be liable for improper use or appropriation of personal information provided by our customers” for more information.

Permission Required from the PRC Authorities for the VIE’s Operation and to Issue Our Class A Ordinary Shares to Foreign Investors.

We are currently not required to obtain permission from any of the PRC authorities to operate and issue our Class A Ordinary Shares to foreign investors. In addition, we, our subsidiaries, or the VIE are not required to obtain permission or approval from the PRC authorities for the VIE’s operation, nor have we, our subsidiaries, or the VIE received any denial for the VIE’s operation. Based on the understanding of the current PRC law, rules and regulations, given that Zhongchao WFOE was not established by a merger with or an acquisition of any PRC domestic companies as defined under the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (“M&A Rules”), we believe that, as of the date of this annual report, the CSRC’s approval is not required for the listing and trading of our Class A Ordinary Shares on Nasdaq.

We have been advised by our PRC counsel, Zong Heng Law Firm, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and VIE Arrangements with Zhongchao Shanghai, Zhongchao Shanghai and their shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among Zhongchao WFOE and Zhongchao Shanghai and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the Contractual Arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the Consolidated VIE

For the year ended December 31, 2021, Zhongchao Cayman made cash transfer of $3.4 million to Zhongchao USA. For the year ended December 31, 2020, Zhongchao Cayman made cash transfer of $3.69 million to Zhongchao USA. Except as otherwise disclosed above, for the years ended December 31, 2021, 2020 and 2019, no other cash transfer or transfer of other assets have occurred between Zhongchao Cayman, its subsidiaries, the consolidated VIE and the subsidiaries of the VIE.   For the years ended December 31, 2021, 2020 and 2019, none of our subsidiaries, the consolidated VIE, or the subsidiaries of the VIE have made any dividends or distributions to Zhongchao Cayman. For the years ended December 31, 2021, 2020 and 2019, no dividends or distributions have been made to any U.S. investors.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Zhongchao Group Limited (“Zhongchao HK”), unless we receive proceeds from future offerings.

Zhongchao WFOE’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China may also set aside a portion of its after-tax profits to fund an optional employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of shareholders. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current Contractual Arrangements, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from Zhongchao Shanghai to Zhongchao WFOE, pursuant to the Contractual Arrangements between them, and the distribution of such payments to Zhongchao HK as dividends from Zhongchao WFOE. Certain payments from the VIE, Zhongchao Shanghai, to Zhongchao WFOE are subject to PRC taxes, including business taxes and value added tax.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Zhongchao HK. As of the date of this annual report, we have not applied and have no plan to apply for the tax resident certificate from the relevant Hong Kong tax authority. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.”

Further, the proceeds of the initial offering and any further offering of the Company may be sent back from the holding company to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of this offering. We may be unable to use these proceeds to grow the business of the PRC operating entities until the PRC operating entities receive such proceeds in the PRC. Any transfer of funds by the holding company to the PRC operating entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by the PRC operating entities is required to be registered with China’s State Administration of Foreign Exchange (“SAFE”) or its local branches or satisfy relevant requirements, and the PRC operating entities may not procure loans which exceed the difference between their respective total project investment amount and registered capital or 2 times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to the PRC operating entities are subject to the approval of or filing with State Administration for Market Regulation in its local branches, the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the initial public offering or any subsequent offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the VIE

The following tables present selected condensed consolidated statements of income and comprehensive income, and cash flows for the years ended December 31, 2021, 2020 and 2019, and the selected condensed consolidated balance sheets as of December 31, 2021 and 2020, which showing financial information for parent company, Zhongchao Cayman, its subsidiaries (Zhongchao Group Inc. (“Zhongchao BVI”), Zhongchao HK, Zhongchao USA, Zhongchao Japan and Zhongchao WFOE), the VIE and its subsidiaries, eliminating entries and consolidated information.

Selected Condensed Consolidated Balance Sheets Data

	December 31, 2021
	Parent	Subsidiaries	VIE and Its Subsidiaries	Elimination	Total

Cash and cash equivalents	$3,758,618	$3,038,636	$7,117,728	$-	$13,914,982
Accounts receivable	-	-	9,218,883	-	9,218,883
Total current assets	3,758,618	5,128,653	18,366,405	-	27,253,676
Investment in subsidiaries, VIE and VIE’s subsidiaries	21,022,642	-	-	(21,022,642)	-
Property and equipment, net	-	754,645	3,168,441	-	3,923,086
Total non-current assets	21,022,642	1,207,046	7,806,698	(21,022,642)	9,013,744
Amount due from the Company and its subsidiaries	7,785,162	-	-	(7,785,162)	-
Total Assets	$32,566,422	$6,335,699	$26,173,103	$(28,807,804)	$36,267,420

Total current liabilities	$-	$2,363	$3,586,044	$-	$3,588,407
Total non-current liabilities	-	-	112,591	-	112,591
Amounts due to the Company and its subsidiaries	-	6,942,772	599,347	(7,542,119)	-
Total Liabilities	-	6,945,135	4,297,982	(7,542,119)	3,700,998
Total Shareholders’ Equity (Deficit)	32,566,422	(609,436)	21,875,121	(21,265,685)	32,566,422
Total Liabilities and Shareholders’ Equity	$32,566,422	$6,335,699	$26,173,103	$(28,807,804)	$36,267,420

	December 31, 2020
	Parent	Subsidiaries	VIE and Its Subsidiaries	Elimination	Total

Cash and cash equivalents	$7,154,881	$1,200,126	$6,717,940	$-	$15,072,947
Accounts receivable	-	-	10,321,837	-	10,321,837
Total current assets	7,154,881	3,233,054	19,207,483	-	29,595,418
Investment in subsidiaries, VIE and VIE’s subsidiaries	20,294,098	-	-	(20,294,098)	-
Property and equipment, net	-	-	1,997,761	-	1,997,761
Total non-current assets	20,294,098	472,808	4,747,869	(20,294,098)	5,220,677
Amount due from the Company and its subsidiaries	4,440,162	-	108,518	(4,548,680)	-
Total Assets	$31,889,141	$3,705,862	$24,063,870	$(24,842,778)	$34,816,095

Total current liabilities	$-	$-	$2,981,954	$-	$2,981,954
Total non-current liabilities	-	-	-	-	-
Amounts due to the Company and its subsidiaries	55,000	3,745,050	748,630	(4,548,680)	-
Total Liabilities	55,000	3,745,050	3,730,584	(4,548,680)	2,981,954
Total Shareholders’ Equity (Deficits)	31,834,141	(39,188)	20,333,286	(20,294,098)	31,834,141
Total Liabilities and Shareholders’ Equity	$31,889,141	$3,705,862	$24,063,870	$(24,842,778)	$34,816,095

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2021
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$200,001	$16,096,769	$-	$16,296,770
Share of income of subsidiaries, VIE and VIE’s subsidiaries	$266,775	$-	$-	$(266,775)	$-
Net income (loss)	$238,665	$(572,063)	$838,838	$(266,775)	$238,665

	For the year ended December 31, 2020
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$17,989,788	$-	$17,989,788
Share of income of subsidiaries, VIE and VIE’s subsidiaries	$4,470,613	$-	$-	$(4,470,613)	$-
Net income (loss)	$4,458,380	$(13,416)	$4,484,029	$(4,470,613)	$4,458,380

	For the year ended December 31, 2019
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$14,882,763	$-	$14,882,763
Share of income of subsidiaries, VIE and VIE’s subsidiaries	$4,046,770	$-	$-	$(4,046,770)	$-
Net income	$4,046,670	$46,150	$4,000,620	$(4,046,770)	$4,046,670

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2021
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Net cash provided by (used in) operating activities	$3,737	$(823,321)	$3,681,432	$-	$2,861,848
Net cash used in investing activities	$(3,400,000)	$(820,982)	$(3,196,302)	$3,400,000	$(4,017,284)
Net cash provided by financing activities	$-	$3,400,000	$-	$(3,400,000)	$-

	For the year ended December 31, 2020
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Net cash used in operating activities	$(700,873)	$(26,501)	$(310,465)	$-	$(1,037,839)
Net cash used in investing activities	$(3,690,000)	$(2,508,402)	$(1,586,276)	$3,690,000	$(4,094,678)
Net cash provided by financing activities	$11,497,654	$3,690,000	$-	$(3,690,000)	$11,497,654

	For the year ended December 31, 2019
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Net cash provided by operating activities	$48,100	$51,829	$1,308,091	$-	$1,408,020
Net cash used in investing activities	$-	$-	$(203,074)	$-	$(203,074)
Net cash used in financing activities	$-	$-	$(1,192,116)	$-	$(1,192,116)

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

SUMMARY OF RISK FACTORS

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

Risks Related to the Business and Industry of the PRC Operating Entities

Risks and uncertainties related to the business and industry of the PRC operating entities include, but are not limited to, the following:

●	We depend on the healthcare industry for a significant portion of our revenues.

●	We expect competition to increase significantly in the future which could reduce the PRC operating entities’ revenues, potential profits and overall market share.

●	If the PRC operating entities are unable to collect their receivables from their customers, our results of operations and cash flows could be adversely affected.

●	The PRC operating entities may not be able to prevent others from unauthorized use of the PRC operating entities’ intellectual property, which could cause a loss of customers, reduce the PRC operating entities’ revenues and harm their competitive position.

●	The Internet is subject to many legal uncertainties and potential government regulations that may decrease demand for the PRC operating entities’ services, increase the PRC operating entities’ cost of doing business or otherwise have a material adverse effect on our financial results or prospects.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with our CEO, directors and their affiliates.

●	We depend upon the VIE Arrangements in consolidating the financial results of the PRC operating entities, which may not be as effective as direct ownership.

●	We conduct our business through Zhongchao Shanghai and its subsidiaries by means of VIE Arrangements. If the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

●	The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

Our WFOE and the PRC operating entities are based in China, and the PRC operating entities have all of their operations in China, and therefore, we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The majority of the PRC operating entities’ business operations are conducted in China. Accordingly, the PRC operating entities’ business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. See “Risk Factor — Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of the PRC operating entities’ business and their competitive position.” on page 29 of this Annual Report.

●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. See “Risk Factor — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges nor for the execution of VIE agreements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 31 of this Annual Report.

●	If the PRC operating entities fail to comply with any regulatory requirements, including obtaining any required licenses, approvals, permits or filings in a timely manner or at all, the PRC operating entities’ continued business operations may be disrupted and the PRC operating entities may be subject to various penalties or be unable to continue their operations, all of which will materially and adversely affect our business, financial condition and results of operations. See “Risk Factor — We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.” on page 30 of this Annual Report.

●	There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. See “Risk Factor — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.” on page 32 of this Annual Report.

●	Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. See “Risk Factor — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.” on page 40 of this Annual Report.

●	The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. See “Risk Factor — Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.” on page 42 of this Annual Report.

●	Our Class A Ordinary Shares may be prohibited to trade on a national exchange or “over-the-counter” markets under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. See “Risk Factor — The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 34 of this Annual Report.

●	The business of the PRC operating entities involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. We may be deemed as a data processor under the Data Security Management Regulations Draft and may be subject to the cybersecurity review in connection with our continuing listing abroad because, as of the date of this Annual Report, the MDMOOC online platform has more than 732,000 registered users and a database of more than 2 million healthcare experts. See “Risk Factor — We may be liable for improper use or appropriation of personal information provided by our customers.” on page 37 of this Annual Report.

●	The majority of the operations of the PRC operating entities conducted outside of the U.S. In addition, our management consists of five officers who are all located in China and three independent directors, among which two are located in the United States and one is located in China. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside the U.S. See “Risk Factor — U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.” on page 40 of this Annual Report.

RISKS RELATED TO THE BUSINESS AND INDUSTRY OF THE PRC OPERATING ENTITIES

The PRC operating entities may be unable to effectively manage their rapid growth, which could place significant strain on their management personnel, systems and resources. The PRC operating entities may not be able to achieve anticipated growth, which could materially and adversely affect their business and prospects.

The PRC operating entities significantly grown in 2020 and expanded their business recently. In 2021, the PRC operating entities’ business and operation was impacted by the COVID-19 pandemic and local governmental restrictions in response to the pandemic and to the medical related products, so the revenues and net income decreased. For the fiscal years ended December 31, 2021, 2020, and 2019, our revenues were $16,296,770, $17,989,788, and $14,882,763, respectively, and our net income were $238,665, $4,457,097, and $4,000,499,   respectively. As of the date of this Annual Report, Zhongchao Shanghai maintains 10 subsidiaries and 4 branches, of which are located in China (Beijing, Shanghai, Ningxia, Hainan and Liaoning) to serve different customers in various geographic locations. On March 26, 2020, the board of Horgos Zhongchao Medical, one of the wholly-owned subsidiaries of Zhongchao Shanghai, approved its dissolution. The application for cancellation registration was approved by the registration authority on May 11, 2020. Horgos Zhongchao Zhongxing Medical Technology Co., Ltd., or Horgos Zhongchao Zhongxing, one of the wholly-owned subsidiaries of Zhongchai Shanghai, applied for its cancellation registration, which was approved on September 16, 2020.

In addition, on April 27, 2020, Beijing Zhongchao Boya Medical Technology Co., Ltd., or Beijing Boya was incorporated under the PRC laws, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Zhengbo Ma through a certain share entrustment agreement on April 27, 2020. Beijing Boya is primarily engaged in technology development, transfer, and service, and consultation in the fields of medical technology and computer technology, market information consulting and investigating, and organization of culture and art activities. On October 12, 2020, two shareholders of Shanghai Jingyi Medical Technology Co., Ltd., or Shanghai Jingyi, Li Dai and Hegang Ma, transferred their shares to Mr. Weiguang Yang. As a result, Mr. Weiguang Yang holds 49% of Shanghai Jingyi’s equity and Zhongchao Shanghai holds 51% of its equity. On October 23, 2020, Shanghai Jingyi changed its name to Shanghai Zhongxin Medical Technology Co., Ltd., or Shanghai Zhongxin. Shanghai Zhongxun Medical Technology Co., Ltd., or Shanghai Zhongxun holds 51% of the equity interest of Shanghai Zhongxin, and, through certain entrustment agreements, Mr. Weiguang Yang, Beijing Zhongchao Yixin Management Consulting Partnership, LLP (“Zhongchao Yixin”), and Beijing Zhongren Yixin Management Consulting Partnership, LLP (“Zhongren Yixin”), hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest. On July 6, 2020, Zhixun Internet Hospital (Liaoning) Co., Ltd., or Liaoning Zhixun was incorporated under the PRC laws and wholly owned by Shanghai Zhongxun. Liaoning Zhixun primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consultation in services, sales of medical appliances and other medical products. On January 11, 2021, Shanghai Zhongxun transferred its whole equity ownership of Liaoning Zhixun to Shanghai Zhonxin, and as a result, Shanghai Zhongxin becomes the sole shareholder of Liaoning Zhixun.

On January 13, 2021, Shanghai Xinyuan Human Resources Co., Ltd., or Shanghai Xinyuan, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Shanghai Xinyuan is primarily engaged in human resources services and information consulting services. On May 18, 2021, Ningxia Zhongxin Internet Hospital Co., Ltd., or Ningxia Zhongxin, was incorporated under the PRC laws, whose sole shareholder is Shanghai Zhongxin. Ningxia Zhongxin will be engaged in operating an online hospital to provide online medical service, including online consultation, prescription information services, and medication retails. Ningxia Zhongxia is currently undergoing required administrative procedures and not engaging in any active business operations. On July 16, 2021, Hainan Zhongteng Medical Technology Co., Ltd., or Hainan Zhongteng, was incorporated under the PRC laws, as the wholly owned subsidiary of Beijing Boya. Hainan Zhongteng is primarily engaged in healthcare consulting services. On July 21, 2021, Hainan Muxin Medical Technology Co., Ltd., or Hainan Muxin, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Hainan Muxin is primarily engaged in healthcare consulting services. On August 19, 2021 pursuant to an equity transfer agreement, Shanghai Zhongxin agrees to transfer all of its equity interest of Liaoning Zhixun to Beijing Boya. As a result, Liaoning Zhixun is wholly owned by Beijing Boya.

The PRC entities had 136 full-time employees as of December 31, 2021. As of the date of this Annual Report, the PRC entities have 136 full-time employees and a few contractors from the third party. In September 2020, the PRC operating entities established an office in Tianjin as the offices for medical service staff and technic staff. In October 2020, the PRC operating entities established an office in Japan and will pursue potential market opportunities there. In 2021, as the PRC operating entities had been seeking business expansion countrywide, in consideration of cost, uncertainty of the COVID-19 development, and governmental restriction in response to COVID-19, the PRC operating entities established additional offices at shared workspace in 4 cities (Chongqing, Tianjin, Wuhan, and Shengyang) accommodating a total of 14 employees as of the date of this Annual Report. The rent for these offices at shared workspace is payable monthly or semi-annually, and the leases thereunder could be terminated with advanced notice.  Zhongchao Shanghai and its subsidiaries are actively looking for additional locations to establish new offices and expand their current offices and sales and delivery centers. The PRC operating entities intend to continue their expansion in the foreseeable future to pursue existing and potential market opportunities. The PRC operating entities’ growth has placed and will continue to place significant demands on their management and administrative, operational and financial infrastructure. Continued expansion increases the challenges the PRC operating entities face in:

●	recruiting, training, developing and retaining sufficient IT talents and management personnel;

●	creating and capitalizing upon economies of scale;

●	managing a larger number of customers in a greater number locations;

●	maintaining effective oversight of personnel and offices;

●	coordinating work among offices and project teams and maintaining high resource utilization rates;

●	integrating new management personnel and expanded operations while preserving the PRC operating entities’ culture and core values;

●	developing and improving the PRC operating entities’ internal administrative infrastructure, particularly its financial, operational, human resources, communications and other internal systems, procedures and controls; and

●	adhering to and further improving the PRC operating entities’ high quality and process execution standards and maintaining high levels of client satisfaction.

Moreover, as the PRC operating entities introduce new services or enter into new markets, the PRC operating entities may face new market, technological and operational risks and challenges with which they are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, the PRC operating entities’ business, results of operations and financial condition could be materially and adversely affected. Furthermore, the PRC operating entities may not be able to achieve anticipated growth, which could materially and adversely affect their business and prospects.

We depend on the healthcare industry for a significant portion of our revenues.

Our revenues could seriously decrease if there were adverse developments in the healthcare industry. Our near-term and long-term prospects depend upon selling The PRC operating entities’ services to the healthcare industry. In 2021, 11.7% of our revenues were derived from services provided to pharmaceutical enterprises. Accordingly, our success is highly dependent on the sales and marketing expenditures of pharmaceutical enterprises and The PRC operating entities’ ability to attract these expenditures. Some of the adverse developments in the healthcare industry that could affect our revenues would be:

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

The PRC operating entities face intense competition from onshore and offshore healthcare information, education, and training services companies, and, if the PRC operating entities are unable to compete effectively, the PRC operating entities may lose customers and our revenues may decline.

The market for healthcare information, education, and training services is highly competitive and the PRC operating entities expect competition to persist and intensify. We believe that the principal competitive factors in the PRC operating entities’ markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price. In addition, the trend towards offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. the PRC operating entities’ ability to compete also depends in part on a number of factors beyond the PRC operating entities’ control, including the ability of the PRC operating entities’ competitors to recruit, train, develop and retain highly skilled professionals, the price at which the PRC operating entities’ competitors offer comparable services and the PRC operating entities’ competitors’ responsiveness to client needs. Therefore, we cannot assure you that the PRC operating entities will be able to retain their customers while competing against such competitors. Increased competition, the PRC operating entities’ inability to compete successfully against competitors, pricing pressures or loss of market share could harm the PRC operating entities’ business, financial condition and results of operations.

Our success depends substantially on the continuing efforts of the PRC operating entities’ senior executives and other key personnel, and the PRC operating entities’ business may be severely disrupted if they lose their services.

Our future success heavily depends upon the continued services of the PRC operating entities’ senior executives and other key employees. If one or more of the PRC operating entities’ senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt the PRC operating entities’ business operations, and the PRC operating entities may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and the PRC operating entities may be unable to retain their senior executives and key personnel or attract and retain new senior executive and key personnel in the future, in which case the PRC operating entities’ business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of the PRC operating entities’ senior executives or key personnel joins a competitor or forms a competing company, the PRC operating entities may lose customers, suppliers, know-how and key professionals and staff members to them. Also, if any of the PRC operating entities’ business development managers, who generally keep a close relationship with the PRC operating entities’ customers, joins a competitor or forms a competing company, the PRC operating entities may lose customers, and our revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of the PRC operating entities’ technical knowledge, practices or procedures by such personnel. Most of the PRC operating entities’ executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between the PRC operating entities’ executive officers and key personnel and us, such non-competition, non-solicitation and non-disclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system.

The PRC operating entities may be unable to maintain their existing relationships with their content providers or to build new relationships with other content providers.

Our success depends significantly on the PRC operating entities’ ability to maintain the PRC operating entities’ existing relationships with the third parties who provide healthcare information, education, and training content for the PRC operating entities’ library and courses and the PRC operating entities’ ability to build new relationships with other content partners. Most of the PRC operating entities’ agreements with content providers are on a case-by-case basis. The PRC operating entities generate their resource library of content providers, most of whom are healthcare experts working in leading Chinese hospital or well-known universities. Every time the PRC operating entities have a need for content production, they will search in their resource library and reach out to the relevant experts for content production. Upon the completion of the content production, they will send over a standard form of service order to the experts evidencing such completion and ask for their best ways for the service payment. The PRC operating entities’ content partners usually receive their service payment within one week after the PRC operating entities receive the signed copies of the service orders. If a significant number of the PRC operating entities’ content providers refuse to cooperate with us, it could result in a reduction in the number of courses the PRC operating entities are able to produce and decreased revenues. Most of the PRC operating entities’ agreements with the PRC operating entities’ content partners are also non-exclusive, and the PRC operating entities’ competitors offer, or could offer, healthcare information, education, and training content that is similar to or the same as the PRC operating entities. If the PRC operating entities’ current content partners offer information to users or the PRC operating entities’ competitors on more favorable terms than those offered to us or increase the PRC operating entities’ service fees, the PRC operating entities’ competitive position and our profit margins and prospects could be harmed. In addition, the failure by The PRC operating entities’ content partners to deliver high-quality content and to continuously upgrade their content in response to user demand and evolving healthcare advances and trends could result in user dissatisfaction and inhibit the PRC operating entities’ ability to attract users.

If the PRC operating entities fail to provide high-quality and reliable content in a cost-effective manner, they may not be able to attract and retain users to remain competitive.

Our success depends on the PRC operating entities’ ability to maintain and grow user engagement on the PRC operating entities’ platform. To attract and retain users and compete against the PRC operating entities’ competitors, the PRC operating entities must continue to offer high-quality and reliable content to provide the PRC operating entities’ users with a superior healthcare information, education, and training service experience. To this end, the PRC operating entities must continue to produce original content and source new professional and user-generated content in a cost effective manner. Given that they operate in a rapidly evolving industry, the PRC operating entities need to anticipate industry changes and respond to such changes timely and effectively. If the PRC operating entities fail to continue to offer high-quality and reliable content to their users, we may suffer from reduced user traffic and engagement, and their business, financial condition and results of operations may be materially and adversely affected.

In addition to content generated by the PRC operating entities’ users and content partners, the PRC operating entities rely on their in-house team to create original content and to edit, manage, and supervise the original content origination and production process, and the PRC operating entities intend to continue to invest resources in content production. The PRC operating entities face competition for qualified personnel in a limited pool of high-quality creative talent. If the PRC operating entities are not able to compete effectively for talents or attract and retain top talents at reasonable costs, their original content production capabilities would be negatively impacted. Any deterioration in the PRC operating entities’ in-house content production capability, inability to attract creative talents at reasonable costs or losses in personnel may materially and adversely affect the PRC operating entities’ business and operating results.

We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm the PRC operating entities’ business.

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2021, three customers accounted for approximately 23.4%, 21.9%, and 10.7% of the total revenue, respectively. For the year ended December 31, 2020, two customers accounted for approximately 26.9% and 19.7% of the total revenue, respectively. For the year ended December 31, 2019, three customers accounted for approximately 25.5%, 15.1% and 14.1% of the total revenue, respectively. the PRC operating entities’ ability to maintain close relationships with these and other major customers is essential to the growth and profitability of the PRC operating entities’ business. However, the volume of work performed for a specific client is likely to vary from year to year, especially when the PRC operating entities are not their customers’ exclusive healthcare information, education, and training services provider and the PRC operating entities do not have long-term commitments from any of their customers to purchase the PRC operating entities’ services. A major client in one year may not provide the same level of revenues for the PRC operating entities in any subsequent year. The healthcare information, education, and training services the PRC operating entities provide to their customers, and the revenues and income from those services, may decline or vary as the type and quantity of healthcare information, education, and training services the PRC operating entities provide changes over time. In addition, The PRC operating entities’ reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than The PRC operating entities’ performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of The PRC operating entities’ major customers could adversely affect our financial condition and results of operations.

We expect competition to increase significantly in the future which could reduce the PRC operating entities’ revenues, potential profits and overall market share.

The market for traditional and online healthcare information, education, and training services is competitive. Barriers to entry on the Internet are relatively low, and we expect competition to increase significantly in the future. The PRC operating entities face competitive pressures from certain actual and potential competitors, both online and onsite, many of which have longer operating histories, greater brand name recognition, larger user bases and significantly greater financial, technical and marketing resources than the PRC operating entities do. We cannot assure you that healthcare information, education, and training education services maintained by the PRC operating entities’ existing and potential competitors will not be perceived by the healthcare community as being superior to the PRC operating entities’.

The PRC operating entities may be unable to adequately develop their systems, processes and support in a manner that will enable them to meet the demand for the PRC operating entities’ services.

We have initiated its online operations in the recent 10 years and are developing its ability to provide its courses and education systems on a transactional basis over the Internet. The PRC operating entities’ future success will depend on their ability to develop the infrastructure effectively, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for the PRC operating entities’ services. In the event the PRC operating entities are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

The PRC operating entities may lose business if they are unable to keep up with rapid technological or other changes.

If the PRC operating entities are unable to keep up with changing technology and other factors related to their market, they may be unable to attract and retain users and advertisers, which would reduce our revenues. The markets in which the PRC operating entities compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new service and product announcements and changing consumer demands. the PRC operating entities’ future success will depend on the PRC operating entities’ ability to adapt to these changes and to continuously improve the performance, features and reliability of the PRC operating entities’ service in response to competitive services and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt the PRC operating entities’ services or infrastructure, which might impact the PRC operating entities’ ability to become or remain profitable.

If the PRC operating entities are unable to collect their receivables from their customers, our results of operations and cash flows could be adversely affected.

The PRC operating entities’ business depends on their ability to successfully obtain payment from their customers of the amounts they owe us for work performed. As of December 31, 2021 and 2020, our accounts receivable balance amounted to approximately $9,218,883 and $10,321,837, respectively. As of December 31, 2021 and 2020, we had no doubtful allowance on accounts receivable. For the years ended December 31, 2021, 2020 and 2019, we wrote off $1,449,827, $202,325 and $nil, respectively, against accounts receivable. Since the PRC operating entities generally do not require collateral or other security from their customers, they establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust their allowance. There is no guarantee that we will accurately assess the creditworthiness of the PRC operating entities’ customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for the PRC operating entities’ customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If the PRC operating entities are unable to collect their receivables from their customers in accordance with the contracts with the PRC operating entities’ customers, our results of operations and cash flows could be adversely affected.

The growth and success of the PRC operating entities’ business depends on their ability to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries they focus on.

The market for the PRC operating entities’ services is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. The PRC operating entities’ future growth and success depend significantly on their ability to anticipate developments in healthcare information, education, and training services, and develop and offer new product and service lines to meet their customers’ and end-users’ evolving needs. The PRC operating entities may not be successful in anticipating or responding to these developments in a timely manner, or if they do respond, the services or technologies they develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in the PRC operating entities’ being unable to recover these investments, in part or in full. Further, services or technologies that are developed by the PRC operating entities’ competitors may render the PRC operating entities’ services uncompetitive or obsolete. In addition, new technologies may be developed that allow the PRC operating entities’ customers to more cost-effectively perform the services that they provide, thereby reducing demand for the PRC operating entities’ services. Should the PRC operating entities fail to adapt to the rapidly changing healthcare information, education, and training services market or if they fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of the PRC operating entities’ customers in a timely manner, the PRC operating entities’ business and results of operations could be materially and adversely affected.

If the PRC operating entities do not succeed in attracting new customers for their services or growing revenues from existing customers, they may not achieve our revenue growth goals.

The PRC operating entities plan to significantly expand the number of customers they serve to diversify their client base and grow our revenues. Revenues from a new client often rise quickly over the first several years following the PRC operating entities’ initial engagement as they expand the services that they provide to that client. Therefore, obtaining new customers is important for them to achieve rapid revenue growth. The PRC operating entities also plan to grow revenues from their existing customers by identifying and selling additional services to them. The PRC operating entities’ ability to attract new customers, as well as their ability to grow revenues from existing customers, depends on a number of factors, including the PRC operating entities’ ability to offer high quality services at competitive prices, the strength of the PRC operating entities’ competitors and the capabilities of the PRC operating entities’ sales and marketing teams. If the PRC operating entities are not able to continue to attract new customers or to grow revenues from their existing customers in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

As a result of the PRC operating entities’ significant recent growth, evaluating their business and prospects may be difficult and the PRC operating entities’ past results may not be indicative of its future performance.

Our future success depends on the PRC operating entities’ ability to significantly increase revenue and maintain profitability from the PRC operating entities’ operations. The PRC operating entities’ business has grown and evolved significantly in recent years. The PRC operating entities’ growth in recent years makes it difficult to evaluate their historical performance and make a period-to-period comparison of the PRC operating entities’ historical operating results less meaningful. The PRC operating entities may not be able to achieve a similar growth rate or maintain profitability in future periods. Therefore, you should not rely on our past results or our historic rate of growth as an indication of The PRC operating entities’ future performance. You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. These risks and challenges include, among others:

●	the uncertainties associated with the PRC operating entities’ ability to continue their growth and maintain profitability;

●	preserving the PRC operating entities’ competitive position in the healthcare information, education, and training services industry in China;

●	offering consistent and high-quality services to retain and attract customers;

●	implementing PRC operating entities’ strategy and modifying it from time to time to respond effectively to competition and changes in client preferences;

●	managing PRC operating entities’ expanding operations and successfully expanding their solution and service offerings;

●	responding in a timely manner to technological or other changes in the healthcare information, education, and training services industry;

●	managing risks associated with intellectual property; and

●	recruiting, training, developing and retaining qualified managerial and other personnel.

If the PRC operating entities are unsuccessful in addressing any of these risks or challenges, their business may be materially and adversely affected.

The PRC operating entities’ profitability will suffer if they are not able to maintain their resource utilization levels or continue to improve their productivity levels.

Our gross margin and profitability are significantly impacted by the PRC operating entities’ utilization of human resources as well as other resources, such as computers, IT infrastructure and office space, and the PRC operating entities’ ability to increase their productivity levels. The PRC operating entities have expanded their operations significantly in recent years through organic growth, which has resulted in a significant increase in the PRC operating entities’ headcount and fixed overhead costs. The PRC operating entities may face difficulties maintaining high levels of utilization, especially for their newly established businesses and resources. The framework agreements with some of the PRC operating entities’ customers typically do not impose a minimum or maximum purchase amount and allow the PRC operating entities’ customers to place service orders from time to time at their discretion. Customers demand is varied and it may fall to zero or surge to a level that the PRC operating entities cannot cost-effectively satisfy. Although the PRC operating entities try to use all commercially reasonable efforts to accurately estimate service orders and resource requirements from their customers, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of their human capital and adversely effects on their utilization ability. The PRC operating entities’ ability to continually increase their productivity levels depends significantly on their ability to recruit, train, develop and retain high-performing professionals, staff projects appropriately and optimize their mix of services and delivery methods. If the PRC operating entities experience a slowdown or stoppage of work for any client or on any project for which they have dedicated professionals or facilities, they may not be able to efficiently reallocate these professionals and facilities to other customers and projects to keep their high utilization and productivity levels. If the PRC operating entities are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, their profitability will suffer.

Increases in wages for professionals in China could prevent the PRC operating entities from sustaining their competitive advantage and could reduce our profit margins.

Part of the PRC operating entities’ most significant costs are the salaries and other compensation expenses for their medical professionals and other employees. Wage costs for professionals in China are lower than those in more developed countries and India. However, because of rapid economic growth, increased productivity levels, and increased competition for skilled employees and consultants in China, wages for highly skilled employees in China, in particular middle- and senior-level managers, are increasing at a faster rate than in the past. The PRC operating entities may need to increase the levels of employee and consultant compensation more rapidly than in the past to remain competitive in retaining the quality and attracting number of employees that the PRC operating entities’ business requires. Increases in the wages and other compensation the PRC operating entities pay their employees and consultants in China could reduce their competitive advantage unless they are able to increase the efficiency and productivity of their professionals as well as the prices the PRC operating entities can charge for their services. In addition, any appreciation in the value of the Renminbi relative to U.S. dollar and other foreign currencies will cause an increase in the relative wage levels in China, which could further reduce the PRC operating entities’ competitive advantage and adversely impact their profit margin.

The PRC operating entities must continue to upgrade their technology infrastructure, or they will be unable to effectively meet demand for their services.

The PRC operating entities must continue to add hardware and enhance software to accommodate the increasing content in their library and increasing use of their websites, mobile apps, and Wechat accounts. In order to make timely decisions about hardware and software enhancements, the PRC operating entities must be able to accurately forecast the growth in demand for their services. This growth in demand for their services could be difficult to forecast and the potential audience of their services is large. If the PRC operating entities are unable to increase the data storage and processing capacity of their systems at least as fast as the growth in demand, the PRC operating entities’ systems may become unstable and may fail to operate for unknown periods of time. Unscheduled downtime could harm the PRC operating entities’ business and also could discourage current and potential end users and reduce future revenues.

The PRC operating entities’ data and web server systems may stop working or work improperly due to natural disasters, failure of third-party services and other unexpected problems.

An unexpected event like a power or telecommunications outage, fire, flood or earthquake at the PRC operating entities’ on-site data facility or at their Internet service providers’ facilities could cause the loss of critical data and prevent us from offering their services. Currently the PRC operating entities don’t have any business interruption insurance to compensate us for losses that may occur. In addition, the PRC operating entities rely on third parties to securely store their archived data, house their Web server and network systems and connect them to the Internet. The failure by any of these third parties to provide these services satisfactorily and the PRC operating entities’ inability to find suitable replacements would impair the PRC operating entities’ ability to access archives and operate their systems.

The PRC operating entities’ computer networks may be vulnerable to security risks that could disrupt their services and adversely affect their results of operations.

The PRC operating entities’ computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in the PRC operating entities’ operations. Although the PRC operating entities intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through the PRC operating entities’ computer systems. Actual or perceived concerns that the PRC operating entities’ systems may be vulnerable to such attacks or disruptions may deter their customers from using their platforms or services. As a result, the PRC operating entities may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information. It is possible that, despite existing safeguards, an employee could misappropriate the PRC operating entities’ customers’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could have a material adverse effect on the PRC operating entities’ business.

The PRC operating entities may lose users and lose revenues if their cyber security measures fail.

If the security measures that the PRC operating entities use to protect personal information are ineffective, the PRC operating entities may lose users of their services, which could reduce our revenues. The PRC operating entities rely on security and authentication technology licensed from third parties. The PRC operating entities cannot predict whether these security measures could be circumvented by new technological developments. In addition, the PRC operating entities’ software, databases and servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. The PRC operating entities may need to spend significant resources to protect against security breaches or to alleviate problems caused by any breaches. We cannot assure you that the PRC operating entities can prevent all cyber security breaches.

We depend significantly on the strength of the PRC operating entities’ brand and reputation. Any failure to maintain and enhance, or any damage to, the PRC operating entities’ brand image or reputation could materially and adversely affect the PRC operating entities’ business, results of operations, financial condition and prospects.

The PRC operating entities’ reputation and brand recognition, which depend on cultivating awareness, trust and confidence among their current or potential users, is critical to the success of the PRC operating entities’ business. We believe a well-recognized brand is crucial to increasing the PRC operating entities’ user base and, in turn, facilitating the PRC operating entities’ effort to monetize their services and enhancing their attractiveness to their users and service providers. The PRC operating entities’ reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits and other claims in the ordinary course of the PRC operating entities’ business, perceptions of conflicts of interest and rumors, including complaints made by the PRC operating entities’ competitors, among other things, could substantially damage the PRC operating entities’ reputation, even if they are baseless or satisfactorily addressed.

In addition, any perception that the quality of the PRC operating entities’ healthcare information, education, and training services may not be the same as or better than that of other healthcare information, education, and training service platforms can damage the PRC operating entities’ reputation. Any negative media publicity about any of the services available on the PRC operating entities’ platform or product or service quality problems at other healthcare training service platforms, including at the PRC operating entities’ competitors, may also negatively impact the PRC operating entities’ reputation and brand. Negative perceptions of healthcare information, education, and training solutions and services, or the industry in general, may reduce the number of users coming to the PRC operating entities’ platform and the number of transactions conducted through the PRC operating entities’ platform, which would adversely impact our revenues and liquidity position.

The PRC operating entities may not be able to prevent others from unauthorized use of the PRC operating entities’ intellectual property, which could cause a loss of customers, reduce the PRC operating entities’ revenues and harm their competitive position.

The PRC operating entities rely on a combination of copyright, trademark, software registration, anti-unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect their intellectual property rights. To protect the PRC operating entities’ trade secrets and other proprietary information, employees, customers, subcontractors, consultants, advisors and collaborators are required to enter into confidentiality agreements. These agreements might not provide effective protection for the trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as those in the United States or other developed countries, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Policing unauthorized use of proprietary technology is difficult and expensive. The steps the PRC operating entities have taken may be inadequate to prevent the misappropriation of their proprietary technology. Unauthorized copying, other misappropriation, or negligent or accidental leakage of the PRC operating entities’ proprietary technologies could enable third parties to benefit from the PRC operating entities’ technologies without obtaining their consent or paying them for doing so, which could harm the PRC operating entities’ business and competitive position. Though the PRC operating entities are not currently involved in any litigation with respect to intellectual property, they may need to enforce their intellectual property rights through litigation. Litigation relating to the PRC operating entities’ intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

The PRC operating entities may face intellectual property infringement claims that could be time-consuming and costly to defend. If the PRC operating entities fail to defend themselves against such claims, they may lose significant intellectual property rights and may be unable to continue providing their existing services.

The PRC operating entities’ success largely depends on their ability to use and develop their technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. The PRC operating entities may be subject to risk related to potential infringement claims of the copyrights, as the copyrights of the PRC operating entities’ some medical education courses developed by us belong to their customers or share with their customers based on agreements. For example, pursuant to the Copyright Law of the PRC, providing the public with works by wired or wireless means, so as to make the public able to respectively obtain the works at the individually selected time and place, without permission from the owner of the copyrights therein shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc. The PRC operating entities may be subject to litigation involving claims of violation of other intellectual property rights of third parties. The PRC operating entities may be unaware of intellectual property registrations or applications relating to their services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage the PRC operating entities’ ability to rely on such technologies. The PRC operating entities are subject to additional risks as a result of their hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering their services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from the PRC operating entities’ business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or re-brand the PRC operating entities’ name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of the PRC operating entities’ products until resolution of such litigation, or could require us to indemnify their customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether they ultimately win or lose, could damage their reputation and have a material adverse effect on our business, results of operations or financial condition.

Disruptions in telecommunications or significant failure in the PRC operating entities’ IT systems could harm their service model, which could result in a reduction of our revenue.

A significant element of the PRC operating entities’ business strategy is to continue to leverage and expand their branches strategically located in China. We believe that the use of a strategically located network of branches will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, and the ability to serve customers on a regional and global basis. Part of the PRC operating entities’ service model is to maintain active voice and data communications, financial control, accounting, customer service and other data processing systems between the PRC operating entities’ main offices in Shanghai, locations of the PRC operating entities’ customers, and other branches and support facilities of the PRC operating entities. The PRC operating entities’ business activities may be materially disrupted in the event of a partial or complete failure of any of these IT or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry or other events beyond their control. Loss of all or part of the systems for a period of time could hinder the PRC operating entities’ performance or their ability to complete client projects on time which, in turn, could lead to a reduction of our revenue or otherwise have a material adverse effect on the PRC operating entities’ business and business reputation. The PRC operating entities may also be liable to their customers for breach of contract for interruptions in service.

The PRC operating entities may be liable to third parties for content that is available from their online library.

The PRC operating entities may be liable to third parties for the content in the PRC operating entities’ online library if the text, graphics, software or other content in their library violates copyright, trademark, or other intellectual property rights, the PRC operating entities’ content partners violate their contractual obligations to others by providing content to the PRC operating entities’ library or the content does not conform to accepted standards of care in the healthcare profession. The PRC operating entities may also be liable for anything that is accessible from their Website through links to other Websites. The PRC operating entities attempt to minimize these types of liabilities by requiring representations and warranties relating to their content partners’ ownership of, the rights to distribute as well as the accuracy of their content. The PRC operating entities also take necessary measures to review this content themselves. Although the PRC operating entities’ agreements with their content partners contain provisions providing for indemnification by the content providers in the event of inaccurate content, we cannot assure you that the PRC operating entities’ content partners will have the financial resources to meet this obligation. Alleged liability could harm the PRC operating entities’ business by damaging their reputation, requiring them to incur legal costs in defense, exposing them to awards of damages and costs and diverting management’s attention away from the PRC operating entities’ business. See “Business -- Intellectual Property Rights” for a more complete discussion of the potential effects of this liability on the PRC operating entities’ business.

Any reduction in the regulation of continuing education and training in the healthcare industry may adversely affect the PRC operating entities’ business.

The PRC operating entities’ business model is dependent in part on required training and continuing education for healthcare professionals and other healthcare workers resulting from regulations of Chinese Health Department. Any change in these regulations which reduce the demands for continuing education and training for the healthcare industry could harm the PRC operating entities’ business.

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit the PRC operating entities’ ability to grow their business and develop or enhance their service offerings to respond to market demand or competitive challenges.

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

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit the PRC operating entities’ ability to grow their business and develop or enhance their product and service offerings to respond to market demand or competitive challenges.

The impact of the continued outbreak of COVID-19 on the Company’s business operations is currently uncertain.

The business operations of the PRC operating entities have been be adversely affected by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first reported in the City of Wuhan, Hubei, China. The PRC operating entities offices are located in Shanghai and Beijing, China, where any outbreak of contagious diseases and other adverse public health developments could be adverse on the PRC operating entities’ business operations.

The ongoing outbreak of the COVID-19 was first reported on December 31, 2019 in City of Wuhan, Hubei, China and was recognized as a pandemic by the World Health Organization (WHO) on March 11, 2020. In late January 2020, the local governments of Beijing and Shanghai released a stop order on all activities that involved public gatherings. In response to the COVID-19 outbreak, the PRC operating entities advised all employees to work from home from mid-January to early April 2020, as such PRC operating entities were able to continue servicing its customers with minimum interruption. All of the PRC operating entities’ employees are well equipped and prepared for the remote work situations even before the outbreak. Although the PRC operating entities were unable to adhere to original delivery timeliness of certain projects due to the strict movement restrictions imposed by the government, the PRC operating entities have managed to convert certain onsite training and education programs to online programs and timely deliver the updated training information to their customers and     users.

In the wake of the COVID-19 sweeping across the world, the PRC operating entities have also been closely monitoring the fluid and rapidly evolving situation. Since mid-January 2021, the Company, through its MDMOOC platform (www.MDMOOC.org), has successfully developed and launched coronavirus curriculum (the “Curriculum”) with over 60 courses covering a wide range of medical specialties. The Curriculum includes 1) free online courses developed independently by the Company and 2) customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations (the “Partners and Sponsors”). The curriculum has been successively distributed through the PRC operating entities’ web portals, mobile APP, WeChat subscription accounts, as well as social media channels, providing much-needed help to the medical workers who are at the forefront of the fight against the coronavirus.

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

Zhongchao generates a vast majority of its revenues from medical and education training courses delivered through online portals. For the fiscal years ended December 31, 2021, 2020, and 2019, we generated net revenues of $16,296,770, $17,989,788, and $14,882,763.

As it continues to spread globally, the impact of COVID-19, including the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, on the economy environment, market condition, the financial position of the PRC operating entities’ customers as well as Company’s operations, business and financial results is currently uncertain and could be adverse. In March 2022, due to the spread of new variants and subvariants of COVID-19, which may spread faster than the original COVID-19 variant in Shanghai and some other cities in China, some local government in China has imposed strict movement restrictions. In the mid-March 2022, the Shanghai authorities issued strict lock-downs and shut-down orders in response to the pandemic. As a result, the employees of the PRC operating entities located in Shanghai started to work from home. Starting on May 6, 2022, due to the new order from the Beijing authorities in response to the COVID-19, the office of the PRC operating entities in Beijing started to limit the number of the employees at office to 10 people, and the other employees started to work from home. As the employees are equipped and prepared for the remote work situations, and the PRC operating entities are able to continue to provide services with the customers remotely with minimum interruption. The management of the PRC operating entities do not believe the lock-down restrictions in Shanghai and the restriction measures in Beijing will have a materially negative impact to the business, operations, and financial results.

As of the date of this annual report, the employees in Shanghai offices are still working from home, and it is uncertain when the local authorities will lift the restrictions related to the pandemic. It is uncertain if the Beijing authorities will extend the restrictions or issue new orders in connection with the pandemic. Further, there is also uncertainty if the new variants and subvariants of COVID-19 will spread to other cities in China where the PRC operating entities’ offices located or what restrictive measures that local authorities may impose.    However, based on the current situation, the Company does not expect a significant impact on the Company’s operations and financial results in the long run.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in U.S. dollars. However, a majority of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our Class A Ordinary Shares will be affected by the foreign exchange rate between U.S. dollars and RMB because the primary value of the PRC operating entities’ business is effectively denominated in RMB, while the Class A Ordinary Shares will be traded in U.S. dollars.

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

In connection with audits of our financial statements for the fiscal years ended December 31, 2021 and 2020, our management identified below material weaknesses in the design and operation of our internal controls:

●	The Company lacked the key monitoring mechanisms such as an internal control department to oversee and monitor the Company’s risk management, business strategies and financial reporting procedure. We also did not have adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements; and

●	The Company lacked sufficient resources and expertise with US GAAP and the SEC reporting experiences in the accounting department to provide accurate information in a timely manner.

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

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or suspend or terminate their existing relationship with us, the PRC operating entities’ business, financial condition and results of operations may be materially and adversely affected.

The PRC operating entities currently cooperate with Apple’s app store and major PRC-based Android app stores to distribute their MDMOOC and Sunshine Health Forum mobile application to users. As such, the promotion, distribution and operation of the PRC operating entities’ application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute the PRC operating entities’ application, or if any other major distribution channel with which they would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, the PRC operating entities’ business, financial condition and results of operations may be materially and adversely affected.

The PRC operating entities’ activities may expose them to malpractice liability and other liability inherent in healthcare delivery.

The PRC operating entities may be exposed to malpractice or other liability against which they may not be adequately insured, resulting in a decline in our financial results. A court or government agency may take the position that the PRC operating entities’ delivery of health information directly, including through licensed physicians, or information delivered by a third-party site that a consumer accesses through the PRC operating entities’ Website, exposes us to malpractice or other personal injury liability for wrongful delivery of healthcare services or erroneous health information. The amount of insurance the PRC operating entities maintain with insurance carriers may not be sufficient to cover all of the losses they might incur from these claims and legal actions. In addition, insurance for some risks is difficult, impossible or too costly to obtain, and as a result, the PRC operating entities may not be able to purchase insurance for some types of risks.

Healthcare reforms and the cost of regulatory compliance could negatively affect the PRC operating entities’ business.

The healthcare industry is heavily regulated in China. Various laws, regulations and guidelines promulgated by government, industry and professional associations affect, among other matters, the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products, including pharmaceutical products. The PRC operating entities’ failure or their customers’ failure to comply with any applicable regulatory requirements or industry guidelines could:

-	limit or prohibit business activities;

-	subject us or the PRC operating entities’ customers to adverse publicity; or

-	increase the costs of regulatory compliance or subject us or their customers to monetary fines or other penalties.

Some of PRC laws have been applied to the marketing and promotional practices of pharmaceutical manufacturers, to payments to physicians for services and to other benefits to physicians, and could constrain the PRC operating entities’ relationships, including financial, marketing and continuing medical education relationships, with the PRC operating entities’ sponsors and advertisers and with physicians, including any physicians who perform services for us. It is possible that additional or changed laws, regulations or guidelines could be adopted in the future.

In addition, implementation of government healthcare reform may adversely affect promotional and marketing expenditures by pharmaceutical enterprises, which could decrease the business opportunities available to us.

The Internet is subject to many legal uncertainties and potential government regulations that may decrease demand for the PRC operating entities’ services, increase the PRC operating entities’ cost of doing business or otherwise have a material adverse effect on our financial results or prospects.

Any new law or regulation pertaining to the Internet or online publication, or the application or interpretation of existing laws, could decrease demand for the PRC operating entities’ services, increase the PRC operating entities’ cost of doing business or otherwise have a material adverse effect on our financial results and prospects.

New laws and regulations or the application or interpretation of existing laws and regulations pertaining to the Internet or online publication may be adopted by PRC regulatory authorities in the future that address Internet-related issues, including online content, user privacy, pricing and quality of products and services. For example, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including the PRC operating entities’ online services, the courseware or audio-visual contents uploaded by the users in MDMOOC platforms, through the PRC operating entities’ website or mobile apps, may be regarded as “online publishing service” and therefore the PRC operating entities may be required to obtain an Online Publishing License in the future.

The United States or foreign nations may adopt legislation aimed at protecting Internet users’ privacy. This legislation could increase the PRC operating entities’ cost of doing business and negatively affect our financial results. Moreover, it may take years to determine the extent to which existing laws governing issues like property ownership, libel, negligence and personal privacy are applicable to the Internet. Currently, U.S. privacy law consists of disparate state and federal statutes regulating specific industries that collect personal data. Most of them predate and therefore do not specifically address online activities. In addition, a number of comprehensive legislative and regulatory privacy proposals are now under consideration by federal, state and local governments in the United States.

The PRC operating entities’ future growth depends on the further acceptance of the Internet and particularly the mobile Internet as an effective platform for assessing healthcare training services and content.

While the Internet and the mobile Internet have gained increased popularity in China as platforms for online healthcare training and information sharing in recent years, many users have limited experience in accessing healthcare training services or healthcare information online. For example, users may not consider online content to be reliable sources of healthcare information. If the PRC operating entities fail to educate users about the value of the PRC operating entities’ content, platform and services, the PRC operating entities’ growth may be limited and their business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet and the mobile internet as an effective and efficient platform for healthcare information sharing and training content is also affected by factors beyond the PRC operating entities’ control, including negative publicity around online healthcare training or information sharing services and potential restrictive regulatory measures taken by the PRC government. If online and mobile networks do not achieve adequate acceptance in the market, the PRC operating entities’ growth prospects, results of operations and financial condition could be harmed.

PRC laws that protect individual information may limit our plans to collect, use and disclose that information.

If the PRC operating entities fail to comply with current or future laws or regulations governing the collection, dissemination, use and confidentiality of users’ health information, this failure could have a material adverse effect on the PRC operating entities’ business, operating results and financial condition.

End users sometimes enter private health information about themselves or their family members when using the PRC operating entities’ services. Also, the PRC operating entities’ systems record use patterns when end users access the PRC operating entities’ databases that may reveal health-related information or other private information about the users. Certain PRC laws and regulations govern collection, dissemination, use and confidentiality of users’ private information. For example, General Provisions of the Civil Law of the PRC which stipulates that the personal information of a natural person shall be protected by laws, any organization or individual that needs to obtain the personal information of others shall obtain such information pursuant to the law and ensure information security, and may neither illegally collect, use, transmit the personal information of others, nor illegally trade, provide or disclose the personal information of others.

The PRC government has been considering proposed legislation that would establish a new standard for protection and use of health information. In addition, the laws of other countries also govern the use of and disclosure of health information. The PRC operating entities’ systems for safeguarding users’ health information from unauthorized disclosure or use may not preclude successful claims against us for violation of applicable law. Other third-party sites that users access through the PRC operating entities’ site also may not maintain systems to safeguard this health information. In some cases, the PRC operating entities may place their content on computers that are under the physical control of others, which may increase the risk of an inappropriate disclosure of health information. For example, the PRC operating entities may contract out the hosting of their Website to a third party. In addition, future laws or changes in current laws may necessitate costly adaptations to the PRC operating entities’ systems.

The PRC operating entities intend to develop medical information systems and market research services that they will use to collect, analyze and report aggregate medical care, medical research, outcomes and financial data pertaining to items such as prescribing patterns and usage habits. Because this area of the law is rapidly changing, the PRC operating entities’ collection, analysis and reporting of aggregate healthcare data maintained in the PRC operating entities’ database may not at all times and in all respects comply with laws or regulations governing the ownership, collection and use of this data. Future laws or changes in current laws governing the ownership, collection and use of aggregate healthcare data may necessitate costly adaptations to the PRC operating entities’ systems or limit their ability to use this data.

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

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are a holding company no material operations of our own. All of our business is conducted through Zhongchao Shanghai, whose principle business is to provide healthcare information, education, and training services to healthcare professionals and the public in China. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor. We do not believe that the PRC operating entities’ anticipated principal activities will subject us to the Investment Company Act. To this end, the investment by the VIE’s subsidiary Shanghai Jingyi is only in a private equity fund particularly investing in a certain biotech company in China with a limited capital subscription and a limited investment period. By restricting the investment to such a certain instrument, we intend to avoid being deemed an “investment company” within the meaning of the Investment Compact Act.

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

Our Class B Ordinary Share has 15 votes per share, and our Class A Ordinary Share has 1 vote per share. The shareholder who holds shares of Class B Ordinary Shares holds approximately 80.08% of the voting power of our outstanding ordinary shares, assuming the exercise of the HF Warrant. Because of the fifteen-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our ordinary share and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent more than 6.25% of all outstanding shares of our Class A and Class B Ordinary Shares, assuming the exercise of the HF Warrant. This concentrated control will limit your ability to influence corporate matters for the foreseeable future.

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

We depend upon the VIE Arrangements in consolidating the financial results of the PRC operating entities, which may not be as effective as direct ownership.

Our affiliation with Zhongchao Shanghai is managed through the VIE Arrangements, which agreements may not be as effective in providing us with control over Zhongchao Shanghai as direct ownership. The VIE Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Zhongchao Shanghai fails to perform the obligations under the VIE Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Arrangements, or could affect the validity of the VIE Arrangements.

We may not be able to consolidate the financial results of the PRC operating entities or such consolidation could materially adversely affect our operating results and financial condition.

We are not a Chinese operating company, but a holding company incorporated in Cayman Islands. As a holding company with no material operations of our own, all of our business is conducted through Zhongchao Shanghai, which is considered a VIE for accounting purposes, and we, through Zhongchao WFOE, are considered the primary beneficiary, thus enabling us to consolidate the financial results of Zhongchao Shanghai and its subsidiaries in our consolidated financial statements. In the event that in the future a company we hold as a VIE no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Because we rely on the VIE Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company, and all of our business operations are conducted through the VIE Arrangements. Zhongchao Shanghai may terminate the VIE Arrangements for any or no reason at all. Because neither we, nor our subsidiaries, own equity interests of Zhongchao Shanghai, the termination of the VIE Arrangements would sever our ability to receive payments from Zhongchao Shanghai under our current holding company structure. While we are currently not aware of any event or reason that may cause the VIE Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the VIE Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

VIE Arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we, the VIE, or its subsidiaries owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE Arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE and its subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE and its subsidiaries for PRC tax purposes, which could in turn increase its tax liabilities without reducing our subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE and its subsidiaries for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s or its subsidiaries’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We conduct our business through Zhongchao Shanghai and its subsidiaries by means of VIE Arrangements. If the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

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

If any of our PRC entities or the PRC operating entities or their ownership structure or the VIE Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities or the PRC operating entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing conditions or requirements with which the PRC entities may not be able to comply;

●	requiring us and the PRC operating entities to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China; or

●	imposing fines.

The imposition of any of these penalties would severely disrupt the PRC operating entities’ ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause the VIE to breach, or refuse to renew, the existing VIE Arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to consolidate the financial results of the VIE and its subsidiaries. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities whose financial results are consolidated through VIE Arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for VIE Arrangements as a form of foreign investment. Therefore, there can be no assurance that our ability to consolidate the financial results of the VIE and its subsidiaries through VIE Arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our ability to consolidate the financial results of the VIE and its subsidiaries through VIE Arrangements are deemed as foreign investment in the future, and any business of the VIE and its subsidiaries is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the VIE Arrangements that allow us to consolidate the financial results of the VIE and its subsidiaries may be deemed as invalid and illegal, and we may be required to unwind such VIE Arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

If the PRC operating entities fail to maintain continuing compliance with the PRC state regulatory rules, policies and procedures applicable to their industry, the PRC operating entities may risk losing certain preferential tax and other treatments which may adversely affect the viability of our current corporate structure, corporate governance and business operations.

The State Council has promulgated several notices since 2000 to launch favorable policies for IT services, such as preferential tax treatments and credit support. Under rules and regulations promulgated by various Chinese government agencies, enterprises that have met specified criteria and are recognized as software enterprises by the relevant government authorities in China are entitled to preferential treatment, including financing support, preferential tax rates, export incentives, discretion and flexibility in determining employees’ welfare benefits and remuneration. Software enterprise qualifications are subject to annual examination. Enterprises that fail to meet the annual examination standards will lose the favorable enterprise income tax treatment. Enterprises exporting software or producing software products that are registered with the relevant government authorities are also entitled to preferential treatment including governmental financial support, preferential import, export policies and preferential tax rates. Companies in China engaging in systems integration are required to obtain qualification certificates from the Ministry of Industry and Information Technology. Companies planning to set up computer information systems may only retain systems integration companies with appropriate qualification certificates. Currently the PRC operating entities do not engage in information system integration business, therefore the PRC operating entities are not required to have such qualification certificates. The qualification certificate is subject to review every two years and is renewable every four years. In 2003, the Ministry of Industry and Information Technology promulgated the Amended Appraisal Condition for Qualification Grade of Systems Integration of Computer Information to elaborate the conditions for appraising each of the four qualification grades of systems integration companies. Companies applying for qualification are graded depending on the scale of the work they undertake. The grades range from Grade 1 (highest) to Grade 4 (lowest) in the scale of the work the respective companies can undertake. Companies with Grade 3 qualification can independently undertake projects at the medium-scale and small-scale enterprise level and undertake projects at the large-scale enterprise level in cooperation with other entities. If and to the extent we fail to maintain compliance with such applicable rules and regulations, our operations and financial results may be adversely affected.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of the PRC operating entities’ business and their competitive position.

Substantially all of the PRC operating entities’ business operations are conducted in China. Accordingly, the PRC operating entities’ business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between the Renminbi and foreign currencies, and regulate the growth of the general or specific market. While the Chinese economy has experienced significant growth in the past 40 years, growth has been uneven, both geographically and among various sectors of the economy. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect the PRC operating entities’ business. Any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for the PRC operating entities’ outsourcing services. Such developments could adversely affect the PRC operating entities’ businesses, lead to reduction in demand for their services and adversely affect their competitive position.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has been building a comprehensive system of laws and regulations governing economic matters in general. The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China. We are a holding company with no material operation and conduct our business primarily through the VIE and its subsidiaries established in China through the VIE Arrangements. The PRC operating entities are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede the PRC operating entities’ ability to enforce the contracts the PRC operating entities have entered into with their business partners, customers and suppliers. In addition, such uncertainties, including any inability to enforce the PRC operating entities’ contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect the PRC operating entities’ business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of the PRC operating entities’ resources and management attention.

The PRC operating entities may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.

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

The PRC operating entities offer short audio clips and the live course on their mobile apps or website for users to listen and learn, which can be repeatedly played by the users. We believe the audio clips we offer and the live courses we transmit distinguish us from general providers of internet audio-visual program services. However, we cannot assure you that the competent PRC government authorities will not take a view contrary to our opinion.

The Categories describe “internet audio-visual program services” in a very broad, vague manner and are unclear as to whether the contents the PRC operating entities offer or are available on their platforms fall into the definition of “internet audio-visual programs.” The PRC government may find that the PRC operating entities’ activities mentioned above or any other content offered on their mobile apps or website fall within the definition of “internet audio-visual programs” and thus are subject to the licensing requirement for internet audio-visual programs. The PRC operating entities currently do not hold a License for Online Transmission of Audio-Visual Programs. If the PRC government determines that the PRC operating entities’ content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, the PRC operating entities may be required to obtain a License for Online Transmission of Audio-Visual Programs. The PRC operating entities are, however, not eligible to apply for such license since they are not a state-owned or state-controlled entity. If this were to occur, the PRC operating entities may be subject to penalties, fines, legal sanctions or an order to suspend the provision of their relevant content.

We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.

The principal regulations governing private education in China primarily consist of the PRC Education Law, the Law for Promoting Private Education, or Private Education Law, the Implementation Rules for Private Education Law and the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules, as amended from time to time. These PRC laws and regulations on private education generally apply to the establishment and operation of all private schools, including schools and other education institutions, and provide that, among others, (i) the establishment of a for-profit private school shall be approved by the education authorities or the authorities in charge of labor and social welfare, (ii) such for-profit private schools should be registered with the competent branch of the State Administration for Industry and Commerce (“SAIC”, currently known as the State Administration for Market Regulation), and (iii) a duly approved private school will be granted a private school operating permit. The Implementation Rules further provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. Shanghai, has accordingly promulgated specific local regulations to clarify the requirements and procedures for establishing and operating private schools in December 2017, however, it expressly provided that management measures and regulations applicable to private training institutions that only provide online courses would be promulgated separately. As of the date of this Annual Report, no explicit local rules or guideline on regulation of online private training institutions have been promulgated in Shanghai, where the operating entity of the online platform and the VIE, Zhongchao Shanghai, was incorporated.

The PRC operating entities operate online platform that provides online training programs through the internet, and the PRC operating entities of the online platform are registered with local counterparts of the competent PRC government authorities as for-profit enterprises. As there lacks clear and consistent statutory interpretation regarding the implementation of the above laws and regulations, it is unclear how these regulatory requirements shall be applied to us. During the PRC operating entities’ previous consultation with relevant governmental authorities, they were informed that they are not required to obtain a private school operating permit or other approval from education authorities or the authorities in charge of labor and social welfare for their operation of online education platform. However, we cannot assure you that the government authorities will not take a different view in the future. The PRC operating entities may be required to obtain the above-mentioned, or any other approvals, licenses, permits or filings, or otherwise comply with additional regulatory requirements in the future, due to clarification or change in interpretation or implementation of laws and regulations in education industry, or promulgation of new regulations or guidelines regulating online education institutions.

In August 2018, the Ministry of Justice of the People’s Republic of China published the Draft Amendment for the Implementation Rules for Private Education Law, for public review and comments, which is still subject to discussion, potential revision and adoption by the State Council before it becomes effective. Accordingly, the Draft Amendment for the Implementation Rules for Private Education Law clarifies that the scope of “private school” includes private training education institutions engaging in non-degree education, which could potentially include us. According to the Draft Amendment for the Implementation Rules for Private Education Law, a for-profit private institution that provides online training education or an online platform that facilitates such training education services, which does not engage in (i) cultural education related to school curriculums or tutoring services for kindergarten, primary or second school examinations or entrance requirements for primary, secondary or high school, or (ii) education that leads to a degree, would require a filing with (but not approval by) education or human resources and social security authorities. If enacted into law in its current form, the Draft Amendment for the Implementation Rules for Private Education Law would represent a major change to the laws and regulations relating to private schools, including, among others, (i) the required composition of the board of directors of private schools, (ii) that related party transactions to which a private school is a party would be required to be conducted on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students and any director who is interested in any related party transactions of such private school should abstain from voting to approve any such transactions, and (iii) that, for a for-profit private school, 25% of its net profit per annum should be reserved for its development. If the Draft Amendment for the Implementation Rules for Private Education Law is enacted in its current form, the PRC operating entities may be required to change their corporate governance practices and their compliance costs could increase. The Draft Amendment for the Implementation Rules for Private Education Law also expressly provides that any investor controlled by a foreign entity is prohibited from establishing, participating in the establishment of, or exercising de facto control over compulsory education schools. As the PRC operating entities do not provide compulsory education services, we believe such prohibition, even if enacted in its current form, would not apply to them.

If the PRC operating entities fail to comply with any regulatory requirements, including obtaining any required licenses, approvals, permits or filings in a timely manner or at all, the PRC operating entities’ continued business operations may be disrupted and the PRC operating entities may be subject to various penalties or be unable to continue their operations, all of which will materially and adversely affect our business, financial condition and results of operations.

The Chinese government exerts substantial influence over the manner in which the PRC operating entities must conduct their  business activities. We are currently not required to obtain approval from Chinese authorities to list or continue to list on U.S. exchanges nor for the execution of VIE agreements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list or continue to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The PRC operating entities’ ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

As such, the PRC operating entities’ business segments may be subject to various government and regulatory interference in the provinces in which they operate. The PRC operating entities could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The PRC operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that the PRC operating entities are not able to substantially comply with any existing or newly adopted laws and regulations, the business operations of the PRC operating entities may be materially adversely affected and the value of our Ordinary Shares may significantly decrease or become worthless.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list or continue to list on U.S. exchanges or enter into Contractual Arrangements (including retroactively), and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange and or enter into Contractual Arrangements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Additionally, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence the operations of the PRC operating entities at any time, which are beyond our control. Therefore, any such action may adversely affect the operations of the PRC operating entities and significantly limit or hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

The Chinese government may intervene or influence our operations at any time, which actions may impact our operations materially and adversely, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to online transmission of audio-visual program, internet live streaming services, online publishing, private education, internet information security, privacy protection and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

The PRC operating entities’ business is subject to various government and regulatory interference. The PRC operating entities could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The PRC Operation entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and could adversely impact the value of our Class A Ordinary Shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list or continue to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list or continue to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may be quick with little impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties.

Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Draft rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC for public consultation. While such rules have not yet come into effect as of the date of this prospectus, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On December 24, 2021, the CSRC and relevant departments of the State Council published the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers.

The Draft Rules Regarding Overseas Listing, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulator of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, etc.; (4) if, in the past three years, applicants’ domestic enterprises, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

Even though we have completed our public offering and are currently listing on the Nasdaq, the Draft Rules Regarding Overseas Listings, if enacted, may subject us to additional compliance requirements in the future, and though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us, and we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On April 21, 2020, the former SEC Chairman Jay Clayton and Public Company Accounting Oversight Board (the “PCAOB”) Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed The Holding Foreign Companies Accountable Act, or the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. As a result, the time period before our Class A Ordinary Shares may be prohibited from trading or delisted will be reduced.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our current independent accounting firm, Marcum Bernstein & Pinchuk LLP (“MBP”), whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York and was not included in the list of PCAOB Identified Firms in the PCAOB December Release. However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. Recent developments with respect to audits of China-based companies create uncertainty about the ability of MBP to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities. MBP’s audit working papers related to us are located in China. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

In addition to the issues under the HFCA Act discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm. Our current independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, as noted above, recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm, Marcum Bernstein & Pinchuk LLP.

Our securities may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors with presence in China for three consecutive years. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The above recent developments may have added uncertainties to our ability to continue to list on Nasdaq or to offer our securities and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight is not applicable to us, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and the offering.

Even though, currently, we are not subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data, these laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures,” which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. In addition, a cybersecurity review is required where critical information infrastructure operators, or the “CIIOs,” purchase network-related products and services, which products and services affect or may affect national security. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. In addition, the Office of the Central Cyberspace Affairs Commission and the Office of Cybersecurity Review under the CAC, published the Cybersecurity Review Measures (Revised Draft for Comments), or the “Review Measures Draft,” on July 10, 2021, which provides that, aside from CIIOs that intend to purchase internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review by the Cybersecurity Review Office. According to the Review Measures Draft, a cybersecurity review is conducted by the CAC, to assess potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Review Measures Draft further requires that critical information infrastructure operators and services and data processing operators that possess personal data of at least one (1) million users must apply for a review by the Cybersecurity Review Office of PRC, if they plan to conduct listings in foreign countries. The deadline for public comments to the Review Measures Draft was July 25, 2021. While the Review Measures Draft has been released for consultation purpose, there is uncertainty about its final content, its adoption timeline or effective date, its final interpretation and implementation, and various other implications. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us.

As the PRC operating entities’ business is engaged in cold roll formed steel profile manufacturing in China and do not involve the collection of personal data of at least 1,000,000 users, or implicate cybersecurity, we believe that we, our subsidiaries, or the VIE are not subject to the cybersecurity review of the CAC, if the Review Measures Draft becomes effective as they are currently published. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date. If the Review Measures Draft is enacted as proposed, we believe we are not subject to the cybersecurity review by the CAC for this offering, given that we are a CRF profile manufacturer and not engaged in any operation of information infrastructure. However, there remains uncertainty as to how the Review Measures Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq capital market and the offering as well can be taken in a timely manner, or at all.

We may be liable for improper use or appropriation of personal information provided by our customers.

The business of the PRC operating entities involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of the customer, employee and company data is critical to our business. The customers and employees of the PRC operating entities expect that the PRC operating entities will adequately protect their personal information. The PRC operating entities are required by applicable laws to keep strictly confidential the personal information that they collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology, or MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR (formerly known as State Administration for Industry and Commerce, or the SAIC), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that any PRC operating entities will not be deemed as an “online platform operator.” On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. We may be deemed as a data processor under the Data Security Management Regulations Draft and may be subject to the cybersecurity review in connection with our continuing listing abroad because, as of the date of this Annual Report, the MDMOOC online platform has more than 732,000 registered users and a database of more than 2 million healthcare experts.

The Cybersecurity Review Measures also provide that if a critical information infrastructure operator, or a CIIO, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. We do not expect to be a CIIO, since (i) we do not hold a large amount of individual information, and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this prospectus, we have not been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC.

As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

As of the date hereof, as advised by our PRC counsel, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the Cyberspace Administration of China, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review in relation to this offering. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

While we take various measures to comply with all applicable data privacy and protection laws and regulations, our current security measures and those of our third-party service providers may not always be adequate for the protection of our customer, employee or company data. We may be a target for computer hackers, foreign governments or cyber terrorists in the future.

Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to our service system, diminished customer experience, loss of customer confidence and trust, impairment of our technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

The PRC operating entities’ failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct their operations in China could have a material adverse impact on our business, financial conditions and results of operations.

A number of PRC regulatory authorities oversee different aspects of the PRC operating entities’ business operations, and the PRC operating entities are required to obtain a wide range of licenses, approvals, permits, registrations and filings required for conducting their business in China, which we cannot assure you that the PRC operating entities have obtained all of them or will continue to maintain or renew all of them.

The PRC operating entities may be deemed as providing certain restricted services or conduct certain restricted activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to lack official interpretations on certain terms under internet related PRC regulations and laws. For example, certain content posted on the PRC operating entities’ website or mobile apps, including the course materials, the courseware or audio-visual content uploaded by users in MDMOOC online platform, may be deemed as “internet cultural products,” and the PRC operating entities’ use of those contents may be regarded as “internet cultural activities,” thus they may be required to obtain an Internet Culture Business Operating License for provision of those contents. Also, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including the PRC operating entities’ course materials, the courseware or audio-visual contents uploaded by the users MDMOOC online platform may be regarded as “online publishing service” and therefore they may be required to obtain an Online Publishing License. In addition, the PRC operating entities deliver certain courses in live-streaming format on the MDMOOC online platform which the relevant authorities may regard us as a live-streaming platform and may thus subject us to the requirement of making necessary filings as a live-streaming platform. The PRC operating entities currently have not obtained any of the above licenses or have made any such filings. Under current PRC laws and regulations, an information service provider that reposts news for internet publication shall first obtain license from Cyberspace Administration of China (“CAC”) or its local counterpart. Certain learning materials the PRC operating entities provide on their platform are partly from foreign media. Due to the ambiguity of the definition of “news” under the current PRC laws and regulations, we cannot assure you that the PRC operating entities’ provision of such materials will not be deemed by the relevant PRC government authorities as reposting “news” without proper license, which will subject us to various penalties, including fines and suspension of such provision. Although we do not think the PRC operating entities are subject to any of these licenses or filing requirements, and as of the date of this Annual Report, the PRC operating entities have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations and filings, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings in the future. If the PRC operating entities fail to do so, they may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect the PRC operating entities’ business, financial condition and results of operations.

In addition, there can be no assurance that the PRC operating entities will be able to maintain their existing licenses, approvals, registrations or permits necessary to provide their current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for their business expansion from time to time. If the PRC operating entities fail to do so, the PRC operating entities’ business, financial conditions and operational results may be materially and adversely affected.

U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.

The majority of the operations of the PRC operating entities conducted outside of the U.S. In addition, our management consists of five officers who are all located in China and three independent directors, among which two are located in the United States and one is located in China. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside the U.S. on us, our subsidiaries, the PRC operating entities, officers, directors (except two independent directors) and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of the operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or Circular 698, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement in order to avoid PRC tax, they will disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of Circular 698. At present, the PRC tax authorities will neither confirm nor deny that they would enforce Circular 698, in conjunction with other tax collection and tax withholding rules, to make claims against our PRC subsidiary or the PRC operating entities as being indirectly liable for unpaid taxes, if any, arising from Indirect Transfers by shareholders who did not obtain their shares in the public offering of our shares.

We may be subject to any enforcement actions brought by Chinese tax authorities if we fail to pay certain valued-added tax and income taxes in a timely manner.

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

If we fail to timely pay any value-added tax and income taxes in full as required by the applicable laws and regulations and the competent tax authorities in China, the competent tax authorities may take any enforcement actions against us, which may adversely affect our business and results of operations.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the initial public offering or any subsequent offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or controlled PRC affiliate or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from the initial public offering and any subsequent offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear. These M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce (“MOC”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan are subject to these regulations as our company is an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject the PRC operating entities to penalties.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. The PRC operating entities failure in making contributions to various mandatory social security plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. The PRC operating entities may be required to make up the contributions for these plans as well as to pay late fees and fines. If the PRC operating entities are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The PRC operating entities’ current employment practices may be restricted under the PRC Labor Contract Law and their labor costs may increase as a result.

The PRC Labor Contract Law and its implementing rules impose requirements concerning contracts entered into between an employer and its employees and establish time limits for probationary periods and for how long an employee can be placed in a fixed-term labor contract. Because the Labor Contract Law and its implementing rules have not been in effect very long and because there is lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how it will impact the PRC operating entities’ current employment policies and practices. We cannot assure you that the PRC operating entities’ employment policies and practices do not, or will not, violate the Labor Contract Law or its implementing rules and that the PRC operating entities will not be subject to related penalties, fines or legal fees. If the PRC operating entities are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, if the PRC operating entities intend to enforce the non-compete provision with an employee in a labor contract or non-competition agreement, they have to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract, which may cause extra expenses to us. Furthermore, the Labor Contract Law and its implementation rules require certain terminations to be based upon seniority rather than merit, which significantly affects the cost of reducing workforce for employers. In the event the PRC operating entities decide to significantly change or decrease the PRC operating entities’ workforce in the PRC, the Labor Contract Law could adversely affect the PRC operating entities’ ability to enact such changes in a manner that is most advantageous to their circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected.

If the chops of the PRC operating entities and branches are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of the PRC operating entities are generally held securely by personnel designated or approved by us in accordance with their internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, the PRC operating entities could experience disruption to their normal business operations. The PRC operating entities may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

We conduct our business through the VIE, Zhongchao Medical Technology (Shanghai) Corp., or Zhongchao Shanghai, a PRC company, and through 10 wholly owned subsidiaries of Zhongchao Shanghai, including Shanghai Maidemu Cultural Communication Corp., or   Shanghai Maidemu, Shanghai Zhongxun, Shanghai Zhongxin (formerly known as “Shanghai Jingyi Medical Technology Co., Ltd.,”) (“Shanghai Jingyi”), Shanghai Zhongxin, Beijing Boya, Shanghai Xinyuan, Hainan Zhongteng, Hainan Muxin, and Liaoning Zhixun, each a PRC company. They commenced their operations under the name Zhongchao Medical Consulting (Shanghai) Limited, or Shanghai Zhongchao Limited, a limited liability company established under the laws of the PRC, to provide medical online and offline training services. Zhongchao Shanghai was incorporated on August 17, 2012 by Juru Guo and Baorong Xue, who held 60% and 40% equity interests in Zhongchao Shanghai respectively. On May 25, 2015, the two shareholders transferred all equity interests to Weiguang Yang who held 100% equity interests in Zhongchao Shanghai after the transfer. On January 15, 2016, the name was changed to Zhongchao Medical Technology (Shanghai) Co., Ltd. On February 5, 2016, the management completed its registration with the State Administration for Industry and Commerce, or SAIC, to convert Shanghai Zhongchao Limited into a company limited by shares, or Zhongchao Shanghai. Through direct ownership, Zhongchao Shanghai has established subsidiaries and branch offices in various cities in PRC, including Beijing, Shanghai, and Horgos.

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

On September 12, 2017, Zhongchao Shanghai established its wholly owned subsidiary, Horgos Zhongchao Medical Technology Limited Company (“Horgos Zhongchao Medical”). Horgos Zhongchao Medical engages in technology development, transfer, service and consulting in the fields of medical technology and computer technology. On March 26, 2020, due to business adjustment, Horgos Zhongchao Medical started its dissolution and intends to apply to the registration authority for cancellation registration. The application for cancellation registration was approved by the registration authority on May 11, 2020.Horgos Zhongchao Zhongxing took over the business of Horgos Zhongchao Medical after it completes its dissolution registration.

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

As part of the Company’s organization for the purpose of the initial public offering and listing on Nasdaq, on August 1, 2019, the Company and HF Capital Management Delta, Inc., a company incorporated under the laws of the Cayman Islands (“HF Capital”) entered into a certain warrant agreement to purchase Class A Ordinary Shares of the Company (the “HF Warrant”). At the issuance of the HF Warrant, Yantai Hanfujingfei Investment Centre (LP), a limited partnership incorporated under PRC laws (“Yantai HF”, whose managing partner, Hanfor Capital Management Co., Ltd., is the sole member of HF Capital, and together with “HF Capital” hereinafter collectively referred to as “HF”) was a 6.25% shareholder of Zhongchao Shanghai (which represented 1,350,068 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two pre-existing shareholders) and planned to withdraw its capital contribution in Zhongchao Shanghai but to contribute the same amount of capital to Zhongchao Cayman directly via HF Capital. As HF Capital needs to complete necessary administrative registration required under Chinese regulations of outbound direct investments (ODI) to hold equity interest in Zhongchao Cayman, the HF Warrant entitles HF Capital to purchase 1,350,068 Class A Ordinary Shares, representing 1.31% of the voting ownership interest of the Company as of the date of this Annual Report, from the Company, if the following conditions are met:

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

On March 26, 2020, the board of Horgos Zhongchao Medical, one of the wholly-owned subsidiaries of Zhongchao Shanghai, approved its dissolution. The application for cancellation registration was approved by the registration authority on May 11, 2020.

On November 16, 2020, Shanghai Jingyi, a subsidiary of Zhongchao Shanghai changed its name to Shanghai Zhongxin Medical Technology Co., Ltd. (“Shanghai Zhongxin”).

On September 16, 2020, Horgos Zhongchao Zhongxing, one of the wholly-owned subsidiaries of Zhongchao Shanghai, cancelled its registration.

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

On October 30, 2020, Zhongchao Japan was incorporated under the laws of Japan as a wholly owned subsidiary of Zhongchcao USA.

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

On January 13, 2021, Shanghai Xinyuan Human Resources Co., Ltd., or Shanghai Xinyuan, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Shanghai Xinyuan is primarily engaged in human resources services and information consulting services. On May 18, 2021, Ningxia Zhongxin Internet Hospital Co., Ltd., or Ningxia Zhongxin, was incorporated under the PRC laws, whose sole shareholder is Shanghai Zhongxin. Ningxia Zhongxin will be engaged in operating an online hospital to provide online medical service, including online consultation, prescription information services, and medication retails. Ningxia Zhongxia is currently undergoing required administrative procedures and not engaging in any active business operations. On July 16, 2021, Hainan Zhongteng Medical Technology Co., Ltd., or Hainan Zhongteng, was incorporated under the PRC laws, as the wholly owned subsidiary of Beijing Boya. Hainan Zhongteng is primarily engaged in healthcare consulting services. On July 21, 2021, Hainan Muxin Medical Technology Co., Ltd., or Hainan Muxin, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Hainan Muxin is primarily engaged in healthcare consulting services.

On August 19, 2021 pursuant to an equity transfer agreement, Shanghai Zhongxin agrees to transfer all of its equity interest of Liaoning Zhixun to Beijing Boya. As a result, Liaoning Zhixun is wholly owned by Beijing Boya.

On August 31, 2021, Shanghai Xingzhong transferred all of its equity interest, equal to 23.6% of the total equity interest of Zhongchao Shanghai, to Shanghai Xingban Enterprise Management Partnership (Limited Partnership), a PRC limited partnership, or Shanghai Xingban. The general partner of Shanghai Xingban is Weiguang Yang, and its limited partner is Pei Xu. As a result, Mr. Yang is the 76.4% shareholder of Zhongchao Shanghai with the remaining equity interests held by Shanghai Xingban.  As a result,  Zhongchao WFOE, Zhongchao Shanghai, Mr. Weiguang Yang and Shanghai Xingban entered in to a series of VIE agreement. See “Our Corporate History and Structure—2021 VIE Agreements”.

The following charts summarize our corporate legal structure and identify our subsidiaries, the VIE and its subsidiaries as of the date hereto. For more details on our corporate history, please refer to “Our Corporate History and Structure”.

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each one of the shareholder of the Company given that each Class B Ordinary Share will be entitled to 15 votes as compared to Class A Ordinary Share, each one of which will be entitled to 1 vote.

(1)	Represents (i) 5,497,715 Class B Ordinary Shares held by Mr. Weiguang Yang (“Yang”), the 100% owner of More Healthy Holding Limited (“More Healthy”).

(2)	Represents an aggregate of 4,147,238 Class A Ordinary Shares including 2,797,170 Class A Ordinary Shares held by 4 shareholders of Company, each one of which holds less than 5% voting ownership interests of the Company, as of the date of this Annual Report and 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant. See footnote 3 below.

(3)	In order to directly hold equity interest in the Company, HF Capital Management Delta, Inc. (“HF Capital”) has to complete certain registration and obtain approval with local governmental authority in PRC. As a part of reorganization and due to the aforementioned factor, HF Capital was granted a warrant to purchase 1,350,068 Class A Ordinary Shares of the Company at a price $0.0001 per share or such other amount agreed by the Company and HF Capital at a grant price of RMB 20,000,000 (approximately USD$2.9 million) conditioned upon (i) HF Capital completes necessary registration and obtains approval with local governmental authority in PRC for its direct investment in the Company and (ii) Zhongchao Shanghai shall have paid HF Capital RMB 20,000,000 as returned capital contribution in Zhongchao Shanghai. The above chart assumes that HF Capital has not exercised such warrant.

(4)	Represents RMB 9.70 million (approximately USD$1.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.

(5)	Represents RMB 3.00 million (approximately USD$0.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report. Shanghai Xingban Enterprise Management Partnership, a limited partnership incorporated under the PRC laws (“Shanghai Xingban”), of which the general partner is Weiguang Yang and the limited partner is Pei Xu, the CFO of Zhongchao Cayman. As the general partner of Shanghai Xingban, Weiguang Yang exercises the voting rights with respect to the shares held by Shanghai Xingban.

(6)	Beijing Boya was incorporated under the PRC laws on April 27, 2020, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Zhengbo Ma through a certain share entrustment agreement on April 27, 2020.

(7)	Shanghai Zhongxin, a PRC company, which was formerly known as Shanghai Jingyi, or Shanghai Jingyi Medical Technology Co., Ltd., a PRC company and changed to its current name as Shanghai Zhongxin on November 16, 2020. On October 12, 2020, two shareholders of Shanghai Jingyi, Li Dai and Hegang Ma, transferred their shares to Mr. Weiguang Yang. As a result, Mr. Weiguang Yang holds 49% of Shanghai Jingyi’s equity and Zhongchao Shanghai holds 51% of its equity. On November 1, 2020, Mr. Weiguang Yang transferred certain parts of his shares to Zhongchao Yixin and Zhongren Yixin. As a result, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi, respectively. Through certain entrustment agreements, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest.

VIE Arrangements

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, we consolidate the financial results of Zhongchao Shanghai through VIE Arrangements as the primary beneficiary in lieu of direct equity ownership by us or any of our subsidiaries. Such VIE Arrangements consist of a series of six agreements (collectively, the “VIE Arrangements”), which were signed on August 14, 2019. For more details and risks related to the VIE structure, please see “Our Corporate History and Structure—VIE Arrangements” and “Risk Factors—Risks Related to Our Corporate Structure”.

The significant terms of the VIE Arrangements by and among our wholly-owned subsidiary, Zhongchao WFOE, the consolidated VIE, Zhongchao Shanghai, and the shareholders of Zhongchao Shanghai are as follows:

Agreements that Allowed Us to Consolidate the Financial Results of Zhongchao Shanghai

Our PRC Wholly Foreign Owned Entity, Zhongchao WFOE, has entered into the following agreements with Zhongchao Shanghai and its shareholders.

Equity Interest Pledge Agreement.

Pursuant to the equity interest pledge agreement dated August 14, 2019, each shareholder of Zhongchao Shanghai has pledged all of its equity interest in Zhongchao Shanghai to guarantee the shareholder’s and The PRC operating entities’ performance of their obligations under the master exclusive service agreement, business cooperation agreement, exclusive option agreement and proxy agreement and power of attorney. If Zhongchao Shanghai or any of its shareholders breaches their contractual obligations under these agreements, Zhongchao WFOE, as pledgee, will be entitled to dispose the pledged equity interest entirely or partially. Each of the shareholders of Zhongchao Shanghai agrees that, during the term of the equity interest pledge agreement, it will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Zhongchao WFOE. In addition, Zhongchao WFOE has the right to collect dividends generated by the pledged equity interest during the term of the pledge. The term of the initial equity interest pledge agreement is 20 years. After the expiration of the term of initial pledge registration, Zhongchao WFOE may at its sole discretion require the Shareholders to extend the term of the equity interest registration.

Proxy Agreement and Power of Attorney.

Pursuant to the proxy agreement and power of attorney dated August 14, 2019, each shareholder of Zhongchao Shanghai has irrevocably appointed Zhongchao WFOE to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Zhongchao Shanghai requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Zhongchao Shanghai, oversee and review The PRC operating entities’ operation and financial information. Zhongchao WFOE is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Zhongchao WFOE shall designate a PRC citizen to exercise such right. Each proxy agreement power of attorney will remain in force for so long as the Zhongchao Shanghai exists. The shareholders of Zhongchao Shanghai do not have the right to terminate this agreement or revoke the appointment of the Attorney-in-Fact without the prior written consent of Zhongchao WFOE.

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

Agreement that allows us to Receive Economic Benefits from Zhongchao Shanghai

Master Exclusive Service Agreement.

Under the master exclusive service agreement between Zhongchao WFOE and Zhongchao Shanghai dated August 14, 2019, Zhongchao WFOE has the exclusive right to provide Zhongchao Shanghai with technical support, consulting services and other services. Zhongchao WFOE has the right to designate and appoint, at its sole discretion, any entities affiliated with the Zhongchao WFOE to provide any and all services. The service fees are calculated and paid on a yearly basis and at the amount that equals to 100% of the consolidated net profits of Zhongchao Shanghai. Zhongchao WFOE may adjust the service fee at its discretion after taking into account multiple factors, such as the difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Zhongchao WFOE owns the intellectual property rights arising out of the performance of this agreements. Zhongchao Shanghai shall seek approval from Zhongchao WFOE prior to entering into any contracts obtaining the same or similar services as provided under the Master Exclusive Service Agreement. This agreement will remain effective as long as Zhongchao Shanghai exists, unless Zhongchao WFOE advance written notice to Zhongchao Shanghai and its shareholders or upon the transfer of all the equity interest held by The PRC operating entities’ shareholders to Zhongchao WFOE and/or a third party designated by Zhongchao WFOE.

Business Cooperation Agreement

Under the business cooperation agreement dated August 14, 2019, without Zhongchao WFOE’s prior written consent, Zhongchao Shanghai agrees not to engage in any transaction which may materially affect its asset, obligation, right or operation, including but not limited to: any activities not within its normal business scope, merger and acquisition, offering any loan to any third party and incurring any debt from any third party. Zhongchao Shanghai shall seek approval from Zhongchao WFOE prior to entering into any material contract, except the contracts executed in the ordinary course of business. Zhongchao Shanghai shall cause the persons designated by Zhongchao WFOE to be the directors and executive officers of Zhongchao Shanghai. This agreement will remain effective as long as Zhongchao Shanghai exists, unless Zhongchao WFOE advance written notice to Zhongchao Shanghai and its shareholders or upon the transfer of all the equity interest held by The PRC operating entities’ shareholders to Zhongchao WFOE and/or a third party designated by Zhongchao WFOE.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Zhongchao Shanghai

Exclusive Option Agreement.

Pursuant to the exclusive option agreement dated August 14, 2019, each shareholder of Zhongchao Shanghai has irrevocably granted Zhongchao WFOE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Zhongchao Shanghai. The purchase price is equal to the lowest price allowable under PRC laws and regulations at the time of the transfer. Zhongchao Shanghai has agreed that without Zhongchao WFOE’s prior written consent, Zhongchao Shanghai shall cause the persons designated by Zhongchao WFOE to be the directors and executive officers of Zhongchao Shanghai, not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract, except the contracts executed in the ordinary course of business, merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Zhongchao Shanghai have agreed that, without Zhongchao WFOE’s prior written consent, they will not dispose of their equity interests in Zhongchao Shanghai or create or allow any encumbrance on their equity interests. Moreover, without Zhongchao WFOE’s prior written consent, no dividend will be distributed to The PRC operating entities’ shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Zhongchao WFOE. These agreements will remain effective as long as Zhongchao Shanghai exists unless Zhongchao WFOE advance written notice to Zhongchao Shanghai and the shareholders or upon the transfer of all the equity interest held by the shareholders to Zhongchao WFOE and/or its designee.

2020 VIE Agreements

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

Accordingly, on September 10, 2020, to clarify the legal effect of the Capital Reduction and to sustain our ability to consolidate the financial results of Zhongchao Shanghai, Mr. Yang and Shanghai Xingzhong, as the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the Original VIE Agreements except the number of shareholders of Zhongchao Shanghai reduced to two (the “2020 VIE Agreements”). Upon entry into the 2020 VIE Agreements, the Original VIE Agreements, except for the Master Exclusive Service Agreement, were expired.

Our board of directors approved and ratified the 2020 VIE Agreements. We did not expect any negative impact of these 2020 VIE Agreements on its operation. The 2020 VIE Agreements enable Zhongchao Cayman to consolidate the financial results of Zhongchao Shanghai as primary beneficiary.

2021 VIE Agreements

On August 31, 2021, Shanghai Xingzhong, one shareholder of Zhongchao Shanghai transferred all of its equity interest, equal to 23.6% of the total equity interest   of Zhongchao Shanghai, to Shanghai Xingban Enterprise Management Partnership (Limited Partnership), a limited partnership incorporated in China, or Shanghai Xingban. The general partner of Shanghai Xingban is Weiguang Yang, our CEO and Chairman, and its limited partner is Pei Xu, our CFO. As a result, Mr. Yang is the 76.4% shareholder of Zhongchao Shanghai with the remaining equity interests held by Shanghai Xingban.

Accordingly, on September 10, 2021, to clarify the legal effect of such share transfer and to sustain our ability to consolidate the financial results of Zhongchao Shanghai, Mr. Yang and Shanghai Xingban, as all the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the 2020 VIE Agreements except the one shareholder of Zhongchao Shanghai was changed (the “2021 VIE Agreements”). Upon entry into the 2021 VIE Agreements, the 2020 VIE Agreements, except for the Master Exclusive Service Agreement, were expired.

Our board of directors approved and ratified the 2021 VIE Agreements. We do not expect any negative impact of these 2021 VIE Agreements on its operation. The 2021 VIE Agreements enable Zhongchao Cayman to consolidate the financial results of Zhongchao Shanghai as primary beneficiary.

Controlled Company

Our outstanding shares consist of Class A Ordinary Shares and Class B Ordinary Shares, and we are be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Weiguang Yang, our founder, chairman of the board of directors and chief executive officer, is beneficially own all of our then issued Class B ordinary shares and is able to exercise 80.08% of the total voting power of our issued and outstanding shares, assuming the exercise of the HF Warrant. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to *15 votes and is convertible into one Class A Ordinary Share at any time by the holders thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Our directors, executive officers and principal shareholders have substantial control over our company. Our affiliates are able to exercise 83.28% of the total voting power of our issued and outstanding shares, assuming the exercise of the HF Warrant.

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

With respect to the establishment and operation of Zhongchao WFOE, the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”), and the National Development and Reform Commission (the “NDRC”) promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue (2017 Version), as amended on June 28, 2017, which came into effect on August 28, 2017. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments to PRC. In addition, in June 30, 2019, MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective July 30, 2019. The currently effective version of Negative List (“2021 Negative List”) was promulgated on December 27, 2021 and became effective on January 1, 2022, and the currently effective version of Encourage Catalog was promulgated on December 27, 2020 and became effective on January 27, 2021.The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. According to the Catalogue and the Negative List, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%, except for electronic commerce, domestic multi-party communication, storage and forwarding and call centers.

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

The “Shelf” Offering

On December 17, 2021, the Company, entered into a Sales Agreement (the “Sales Agreement”) with U.S. Tiger Securities, acting as the Company’s sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its Class A Ordinary Shares.

The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of Nasdaq to sell shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent, in connection with the sale of the Class A Ordinary Shares through the Sales Agent in accordance with the tiered fee schedule as set forth in the Sales Agreement, and has agreed to provide the Sales Agent with customary indemnification. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

Class A Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated December 17, 2021, to the Registration Statement on F-3 (File No. 333-256190) (the “Form F-3”) that forms a part of such Form F-3, for an aggregate offering price of up to $10,400,000.

Subsequent to December 31, 2021, the Sales Agent has sold an aggregate of 1,060,000 Class A Ordinary Shares at an offering price of $1.8 per share for a total of $1,908,000 gross proceeds, out of which the Company has paid the Sales Agent $57,240 as the commission fee and other expenses and received $1,850,743.77.

B. Business Overview

Overview

Our Company

We are not a Chinese operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through the Contractual Arrangements, with Zhongchao Shanghai and its subsidiaries, or collectively, “the PRC operating entities.” Neither we nor our subsidiaries own any equity interests in the PRC operating entities.

Our Class A Ordinary Shares currently trading on Nasdaq are the shares of the offshore holding company, Zhongchao Cayman. You are not investing in the PRC operating entities.   Instead, we consolidate financial results of Zhongchao Shanghai as primary beneficiary through the Contractual Arrangements.

The PRC operating entities are a provider of healthcare information, education, and training services to healthcare professionals and the public in China. The PRC operating entities offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products, consisting primarily of clinical practice training, open classes of popular medical topics, interactive case studies, academic conference and workshops, continuing education courses, and articles and short videos with educational healthcare content to healthcare professionals as well as the public. The services, programs, and products that the PRC operating entities provide:

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

The PRC operating entities provide the healthcare information, education, and training services to the healthcare professionals under their “MDMOOC” brand, which we believe is one of the leading consumer brands in China’s healthcare training and education sector, as evidenced by the Securities Research Report on online medical care industry by Essence Securities Co., Ltd., a company provides securities services throughout China, where the PRC operating entities are considered as one of the main and typical public company proving medical training with doctor interactive and online training platform and leading the Internet medical education industry. The PRC operating entities provide their healthcare educational content to the public via their “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public. The PRC operating entities provide focused patient management services, via their “Zhongxun” application to hospitals, pharmacies, pharmaceutical enterprises and non-profit organizations and insurance companies (collectively, the “Involved Parties”).

The PRC operating entities commenced our operation, through Zhongchao Shanghai, in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since our inception, the PRC operating entities have focused on developing their information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver the PRC operating entities’ information services, education programs and training products.

MDMOOC-Healthcare Information, Education, and Training for Professionals

Online Platforms

The PRC operating entities launched their first online platform in a form of website, www.mdmooc.org, under their “MDMOOC” brand in 2013 to provide information, education, and training services to physicians and allied healthcare professionals, such as pharmacists and nurses primarily located in China, via Internet-Plus solutions. Internet Plus refers to the applications of the internet and other information technology in conventional industries, such as manufacturing, education and healthcare. It is an incomplete equation where various internet (mobile, cloud computing, big data or Internet of Things) can be added to other traditional fields. The PRC operating entities further launched their MDMOOC Wechat subscription account and MDMOOC mobile App in 2015 and 2016, respectively (together with the website, the “MDMOOC online platform”). Healthcare professionals in China can apply for registration with their healthcare qualification to get access to their MDMOOC online platform.

The programs available on the PRC operating entities’ MDMOOC online platform enable their users to timely obtain extension knowledge of precedents, treatments, and first-hand experiences of various disease and other healthcare related matters. In addition, the PRC operating entities’ MDMOOC online platform offers these professional users what we believe is one of the largest online libraries of continuing medical education programs in China that are produced in association with entities accredited by the National Health Commission of the PRC, such as Chinese Medical Association and Chinese Journal of Continuing Medical Education. From the convenience of their home or office computer and mobile App, the PRC operating entities’ professional users can access a variety of accredited editorial resources and programs including online journal articles, medical conferences, and open classes and obtain continuing medical education credits which are required for the healthcare qualification of doctors, nurses, and pharmacists.

The PRC operating entities believe MDMOOC online platform helps healthcare professionals improve their clinical knowledge and practice of medicine. Since launching in 2013, the PRC operating entities have been continuously developing their MDMOOC online platform with new forms of Internet-based education solutions. There are currently approximately 2,976 education and training programs available on the MDMOOC online platform and free to their registered users. About 95% of all the PRC operating entities’ programs are self-developed by their research and development team. The original content of these programs, including daily medical thesis, commentary, conference coverage, expert columns, and activities are written by the PRC operating entities’ research and development team and authors from widely respected academic institutions, and edited and managed by the PRC operating entities’ in-house editorial staff. The remaining 5% of programs are created under the purchase orders of the PRC operating entities’ corporate or institution customers, where the PRC operating entities develop customized programs with designated healthcare topics. Such 5% of programs are only available to certain registered users with program passcodes provided by the PRC operating entities’ corporate or institution customers. Our revenues are mainly sourced from these 5% of programs.

The PRC operating entities currently provide their proprietary interactive programs via Practice Improvement (PI), a problem-based and case-based form of healthcare course, which integrates state-of-the-art treatment information and clinical cases for particular diseases into interactive practice modules; Community of Practice Share (COPS), an online and live clinical experience sharing platform that creates the most effective discussion in a particular healthcare domain or medical area due to the common interests of the users; Continuing Professional Development (CPD), a section of the platform that provides discussions and articles focusing on the future development and the differences between Continuing Medical Education (CME) and Continuing Professional Development (CPD), and other general information of physician competency framework and Meta-analysis. The PRC operating entities’ original, exclusive and proprietary content includes innovative features such as after-class quiz, key point summary and highlight during the courses, and peer-review and comments.

We believe that the PRC operating entities’ ability to create, source, edit and organize online healthcare-related content, interactive education services, and training programs has made MDMOOC online platform one of the leading health destinations and most recognized information platform in healthcare sector in China. As of the date of this Annual Report, the MDMOOC online platform has more than 732,000 registered users and a database of more than 2 million healthcare experts including over 700,000 physicians, and 1,300,000 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with the PRC operating entities to develop training programs on needed basis.

Onsite Education Activities

In addition to healthcare information, education, and training via Internet-Plus, the PRC operating entities organize onsite healthcare and medical training sessions and academic conferences from time to time under the “MDMOOC” brand. For instance, in January 2019, the PRC operating entities launched EWMA-certified (defined as below) wound-management collaboration training programs, covering the topics including but not limited to basic concepts of acute and chronic wounds, management of different levels of surgical and non-surgical wounds, the construction of different levels of wound centers, and medical staff collaboration in the process of wound management.

The PRC operating entities cooperate with Beijing Chronic Disease Prevention and Health Education Research Association and Professor Yixin Zhang from the Ninth People’s Hospital of Shanghai Jiao Tong University School of Medicine to create courses titled “Essential Course for Wound Care Management” and “Advanced Course for Surgical Wound Treatment”. These courses have been certified and authorized by the European Wound Management Association (EWMA), a European not-for-profit umbrella organization, linking national wound management organizations, individuals and groups with interest in wound care. The PRC operating entities have successfully held four (4) training programs for Essential Course for Wound Care Management and two (2) training programs for Advanced Course for Surgical Wound Treatment. Each program accepted no more than twenty (20) applicants who shall hold academic credential above undergraduate. The PRC operating entities also required all applicants to have more than six-year working experience in the field of wound repair. The PRC operating entities have issued a certificate to each of the applicant upon completion of the training as their proof of achievement and ability in the wound management and treatment

As of the date of this Annual Report, the PRC operating entities have successfully held the first short-term training program for Essential Course for Wound Care Management in Fujian, China from March 28, 2019 to April 4, 2019 and the first training program for Advanced Course for Surgical Wound Treatment from June 23, 2019 to June 29, 2019 in Jiangsu, China. The PRC operating entities further held the second and third training programs for Essential Course for Wound Care Management in Zhejiang, China from August 25, 2019 to August 31, 2019 and the second and third training programs for Advanced Course for Surgical Wound Treatment from December 1, 2019 to December 7, 2019 in Jilin, China. As a result of the outbreak of COVID-19 and pandemic, the PRC operating entities postponed the original course plan to be held in Xi’an and Hangzhou during the first half year of 2020. However, the PRC operating entities successfully held the postponed Essential Courses for Wound Care Management and the Advanced Courses for Wound Treatment in Xi’an from September 10, 2020 to September 18, 2020, and in Hangzhou from December 18, 2020 to December 26, 2020, respectively.

The PRC operating entities believe the combination of online and onsite services would provide their end-users the greatest convenience. With more choices of the forms of healthcare education, the PRC operating entities enrich the learning experience of their end-users.

New Plug-in to Certain Programs- Assistance in Patient-Aid Projects

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through the platforms, the PRC operating entities have been engaged by certain customers on a project basis to establish individual columns on the MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. The PRC operating entities establish online columns to facilitate qualified patients to obtain free drug treatment from not-for-profit organizations (“NFPs”) till the earlier of the expiration of contract period or the free drugs are completely delivered. For each column, the PRC operating entities plug in features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). Those customers are existing customers of us. They provide those drugs sponsored by pharmaceutical companies without charge to qualified patients and the PRC operating entities charge those customers on the services in connection with the online columns and related training and management. In this way, the PRC operating entities believe not only can they facilitate the clinical application of those drugs, but also benefit patients.

As of the date of this Annual Report, we have established nearly 22 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under these patient-aid projects has reached nearly 100,000 by the end of 2021. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases to increase by the end of 2022, covering an aggregate of nearly 120,000 patients.

Sunshine Health Forums-Healthcare Information and Education for the Public

The PRC operating entities’ goal is not only provide continuing education and training to healthcare professionals but to promote healthy lifestyle and provide healthcare knowledge to the public. In order to achieve that, the PRC operating entities develop and operate the Sunshine Health Forums, online education-for-all platforms that disseminate articles and features related to healthcare and wellness education, medical behavior intervention, and newly developed health technology and application. The PRC operating entities launched the Sunshine Health Forums in a form of website, www.ygjkclass.com, in May 2016 followed by WeChat subscription account in August 2016, and mobile App in 2017. The PRC operating entities establish one forum for each category of diseases for the convenience of the public. The PRC operating entities cooperate with certain well-known we-media platforms in China, including but not limited Toutiao.com, Yidianzixun.com, Douyin.com, CN-Healthcare.com, iQiyi, Youku, and Huoshan.com to streamline the PRC operating entities’ articles co-produced by healthcare professionals and us.

Recent Developments

In mid-January 2020, the PRC operating entities launched a COVID-19 (“coronavirus”) curriculum (the “Curriculum”) on its MDMOOC platform (www.MDMOOC.org). The Curriculum provides over 60 courses covering a wide range of medical specialties including anesthesiology, surgery, oncology, obstetrics and gynecology, pediatrics, infectious disease, respirology, critical medicine and psychiatry. The Curriculum includes both free online courses developed independently by the PRC operating entities and customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations (the “Partners and Sponsors”). The Curriculum has been successively distributed through the PRC operating entities web portals, mobile APP, WeChat subscription accounts, as well as social media channels, providing much-needed help to the medical workers who are at the forefront of the fight against the coronavirus.

As of the date of this Annual Report, the Sunshine Health Forums has hit a major milestone with accumulative subscribers and click-throughs (since its launch in mid-2016) exceeding 5.25 million and 1.3 billion, respectively.

On April 24, 2020, the PRC operating entities launched the virtual seminar series (the “Virtual Seminar Series”) aiming to connect global healthcare professionals through knowledge and experience sharing in their fight against the coronavirus pandemic which has swept the world, infecting more than 2.6 million people in 210 countries and territories. The Virtual Seminar Series are jointly hosted by the Beijing Medical and Health Foundation and sponsored by Chiesi Pharmaceutical (Shanghai) Co., Ltd. The first panel session on neonatology (the “Session”) was scheduled on Friday, April 24, 2020 and was jointly moderated by Dr. Lizhong Du, a renowned neonatologist and professor at Zhejiang University of China, and Dr. Anna Lavizzari, professor of Neonatal and Perinatology at University of Milan of Italy, with panelists from 7 countries including Brazil, China, Italy, Norway, Poland, Spain and Turkey. Live streaming of the Session was available free for global neonatologists at www.mdmooc.org.

In July 2020, the PRC operating entities joined hands with China Health Promotion Association (“CHPA”), the Liver Cancer Committee of Chinese Anti-Cancer Association (“CACA”), and 9 leading pharmaceutical companies, including Roche (China) Co., Ltd., Bayer (China) Limited, Eisai China Inc., Merck (China) Ltd., Jiangsu Hengrui Medicine Co., Ltd., Innovent Biologics, Inc., Junshi Biosciences, Gilead Sciences Shanghai Pharmaceutical Technology Co., Ltd., and BeiGene, Ltd., to carry out a multi-year online education project on the diagnosis and treatment of primary liver cancer (the “Project”). The Project aims to promote and implement “the Specifications for the Diagnosis and Treatment of Primary Liver Cancer in China (2019 Edition)” (the “Specifications”), a national guideline promulgated by the National Health Commission (the “NHC”), and is available on the MDMOOC platform at www.MDMOOC.org. The Project will be carried out in multi-year, multi-phase. Since the Project’s launch in March 2020, a total of over 145,000 liver surgeons, oncologists, hepatologists, interventional radiologists, and diagnostic radiologists have participated in the 12 sessions that have been completed as of the date of this Annual Report.

In July 2020, the PRC operating entities launched patient management services as their third major line of business, in addition to MDMOOC, its online professional training and education platform for healthcare professionals, and Sunshine Health Forums, the online information platform catering to the general public. The patient management services is branded as “Zhongxun” (众寻) and carried out through the wholly-owned subsidiary of Zhongchao Shanghai, Shanghai Zhongxun.

Private Equity Fund Arrangements

In November 2020, Shanghai Jingyi, of which 51% equity interest is held by Zhongchao Shanghai and 49% equity interest held by Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin on behalf of Zhongchao Shanghai, formed private equity fund arrangements (the “Private Equity Fund Arrangements”) among another twelve individuals (each, a “Limited Partner”, collective, the “Limited Partners”) and Shenzhen Suizi Wealth Management Co., Ltd. or Shenzhen Suizi, and such Private Equity Fund Arrangement consist of a series of three agreements. For more details and risks related to Shanghai Jingyi’s private equity fund investment, please see “Risk Factors—Risks Related to the Business and Industry of the PRC Operating Entities”.

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

Change of Corporate Structure

On March 26, 2020, the board of Horgos Zhongchao Medical, one of the wholly-owned subsidiaries of Zhongchao Shanghai, approved its dissolution. The application for cancellation registration was approved by the registration authority on May 11, 2020.

On September 16, 2020, Horgos Zhongchao Zhongxing, one of the wholly-owned subsidiaries of Zhongchao Shanghai, cancelled its registration.

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

On October 30, 2020, Zhongchao Japan was incorporated under the laws of Japan as a wholly owned subsidiary of Zhongchcao USA. Zhongchao Japan was acquired from the Zhongchao Cayman’s controlling shareholder in December 2021, and such acquisition was accounted for as acquisition under common control, and historical financial statement of Zhongchao Japan was included in the consolidated financial statement as if the acquisition was since its incorporation.   On January 13, 2021, Shanghai Xinyuan, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Shanghai Xinyuan is primarily engaged in human resources services and information consulting services. On May 18, 2021, Ningxia Zhongxin, was incorporated under the PRC laws, whose sole shareholder is Shanghai Zhongxin. Ningxia Zhongxin will be engaged in operating an online hospital to provide online medical service, including online consultation, prescription information services, and medication retails. Ningxia Zhongxia is currently undergoing required administrative procedures and not engaging in any active business operations. On July 16, 2021, Hainan Zhongteng, was incorporated under the PRC laws, as the wholly owned subsidiary of Beijing Boya. Hainan Zhongteng is primarily engaged in healthcare consulting services. On July 21, 2021, Hainan Muxin, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Hainan Muxin is primarily engaged in healthcare consulting services.

On August 19, 2021 pursuant to an equity transfer agreement, Shanghai Zhongxin agrees to transfer all of its equity interest of Liaoning Zhixun to Beijing Boya. As a result, Liaoning Zhixun is wholly owned by Beijing Boya.

On November 8, 2021, Hainan Muxin Medical Technology Co., Ltd., or Hainan Muxin, a wholly owned subsidiary of Shanghai Zhongxin, together with another two shareholders, established Beijing Yisuizhen Technology Co., Ltd., or Beijing Yisuizhen,   where Hainan Muxin hold 47% of the equity interest. Beijing Yisuizhen is primarily engaged in technology development, consulting, communication, transfer, and promotion, software services, and health consulting services.

The Customers and End Users of the PRC operating entities

MDMOOC’s Customers and End Users

The PRC operating entities’ customers are enterprises, NFP, and medical journals, primarily located in China. The PRC operating entities’ terminal customers and end-users are healthcare professionals, nurses, doctors and other healthcare workers.

The PRC operating entities’ enterprise customers are pharmaceutical enterprises, healthcare enterprises engaged in researches and develops pharmaceuticals, vaccines, and consumer healthcare products, pharmaceutical enterprises that engages in drug innovation, manufacturing, and marketing, and medical journals.

The PRC operating entities’ NFP customers, most of whom are sponsored by pharmaceutical enterprises to produce training courses for specific healthcare topics, are charity organizations, national public foundations, and nonprofit non-governmental association, that are governed by provincial and regional government agencies and commissions. Government agencies include the National Health and Family Planning Commission (NHFPC) and Ministry of Civil Affairs.

The PRC operating entities maintain good relationship with their customers and some of them have long term relationship with us. The PRC operating entities generate the revenue on a case-by-case or project-by-project basis and by providing their customers with healthcare information, education, and training services, including the production of online medical training materials, the arrangement of onsite training programs or academic conferences, and the development of medical education software to their targeted end users.

For the fiscal year ended December 31, 2021, we generated revenue from a total of 78 customers, of which 30 customers were NFP and 35 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2020, we generated revenue from a total of 77 customers, of which 28 customers were NFP and 49 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2019, we generated revenue from a total of 75 customers, of which 24 customers were NFP and 51 customers were pharmaceutical enterprises.

We generate the revenues from a relatively small number of customers. For the fiscal years ended December 31, 2021, 2020, and 2019, the PRC operating entities’ pharmaceutical enterprise customers accounted for 11.7%, 10.5%, and 27.6% of our total revenues, respectively. For the fiscal years ended December 31, 2021, 2020, and 2019, the PRC operating entities’ NFP customers accounted for 86.2%, 87.2%, and 72.4% of our total revenues, respectively.

Sunshine Health Forums’ Users

Unlike MDMOOC online platform which require the users to register with their healthcare qualification and some of the PRC operating entities’ programs are limited to certain registered users of the platform, the Sunshine Health Forums is accessible to the public without limitation.

Source of Revenues

We currently derive our revenues from 2 sources: (1) revenue generated from the information, education, and training programs, services, and products under the PRC operating entities’ “MDMOOC” brand, including but not limited to (a) revenue from designing and producing healthcare training products as requested by the PRC operating entities’ customers; (b) revenue from the PRC operating entities’ onsite education, including organizing medical training sessions and academic conferences; (c) revenue from the PRC operating entities’ assistance with NFPs in patient-aid projects; and (d) revenue from the healthcare consulting services the PRC operating entities provide to their customers; and (2) revenue generated from disseminating general healthcare knowledge and information and the book selling via the Sunshine Health Forums. The PRC operating entities do not charge user fees for access to the MDMOOC online platform or attend some of the PRC operating entities’ onsite conferences. The MDMOOC online platform and onsite education activities enable customers to reach, educate and inform target audiences of healthcare professionals. The PRC operating entities work closely with their customers to develop programs to reach specific groups of healthcare professionals and give them placement on the most relevant areas on the MDMOOC online platform.

For the fiscal years ended December 31, 2021, 2020, and 2019, our revenues were $16,296,770, $17,989,788, and $14,882,763, respectively, and our net income were $238,665, $4,457,097, and $4,000,499, respectively.  We currently generate most of our revenues from MDMOOC.

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

The healthcare industry is continuing to change. According to the China Big Health Industry Development Report 2018, there are three trends in the development of China’s healthcare industry: (1) the need for integrated services for the prevention and treatment of chronic diseases and the need to maintain people’s health in all aspects and full cycles; (2) the total amount of medical and health resources is insufficient, the structure of the industry is unreasonable, the basic service capacity is still a prominent weak link, and the technical level needs to be improved; (3) with the change of disease spectrum of Chinese residents, the number of patients with chronic non-communicable diseases is increasing year by year, which has become the primary problem that threatens the health of the residents. Healthcare services will shift from treatment-centered to health-promoting centered mode.

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

Competition

The PRC operating entities face competition from providers of traditional healthcare education programs and training services as well as the increasing competition from existing competitors and new market entrants in the online healthcare education market, including the following:

●	Chinese online education companies and institutions that also offer continuing healthcare education and other online courses and training programs. Examples of the PRC operating entities’ competitors include 91huayi, a Chinese medical education website dedicated to improving medical service providers professional skills and public’s healthcare knowledge; bbs.iivi.com, a Chinese medical bulletin board system allowing medical professionals in different specialties to share their views regarding their medical practice, career development and medical examinations; and www.ccmtv.cn, a Chinese website providing surgery education videos to medical professionals in different specialties.

●	Healthcare education companies or institutions organizing onsite healthcare workshop, academic conference, and other healthcare communication activities. This segment is the most significant competitor to the PRC operating entities’ onsite education programs. Examples of the PRC operating entities’ competition in this segment include Medcon, MEDLINK, and Beijing Medical Group 3 AD Ltd., all of which are Chinese company dedicated to promoting medical information and health knowledge via onsite activities.

●	China-based digital service provider in the healthcare industry that also offer information sharing services and data accumulation and management in China. Examples of the PRC operating entities’ competitors include DXY (丁香园), a Chinese medical knowledge sharing website, which is built as an academic article retrieving database. DXY has developed more functions to enrich the services it provides to healthcare professionals and the public, including but not limited to establishing online forum for physicians, launching a series of mobile applications such as Drug Assistant and Dingxiang Doctor, and opening its wholly-owned offline Family Clinics.

●	Education companies that targets the public and patients. This segment is the most significant competitor to the Sunshine Healthcare Forum. Examples of the PRC operating entities’ competitors include CN-Healthcare, an internet-based healthcare education platform targeting patients. CN- Healthcare organizes content-partners, including healthcare professionals and medical associations to generate health-related news and information. CN-Healthcare currently has 1773 individual content-partners, 751 association partners, and 1.3 million subscribers.

The Growth Strategy of the PRC Operating Entities

The PRC operating entities’ objective is to operate the premier healthcare destination Websites where physicians, allied healthcare professionals and consumers can find reliable and comprehensive information that enables them to make better and more informed medical and health decisions. We believe the PRC operating entities are positioned to become a preferred online advertising medium, academic communication platform, and e-commerce partner in the PRC healthcare sector. The PRC operating entities intend to achieve this objective by pursuing the following strategies:

●	Strengthening the PRC Operating Entities’ Brands. The PRC operating entities intend to build up MDMOOC as the leading single brand for healthcare information, education, and training for professionals and Sunshine Health Forums as the leading brand for online healthcare information forums. We believe that strengthening the PRC operating entities’ brand awareness is critical to attracting and retaining users, advertisers, sponsors and strategic partners. The PRC operating entities plan to pursue a brand development strategy through online and offline advertising, promotions, media coverage and word-of-mouth support. We believe the PRC operating entities’ brand visibility will significantly benefit from promotion on leading we-media and medical associations, such as China Association of Health Promotion and Education, Beijing Medical and Health Foundation, and China Primary Health Care Foundation.

●	Improving and Enhancing the PRC Operating Entities’ Products. The PRC operating entities intend to expand the content on both their healthcare programs for professionals and the public by adding new medical specialty areas, enlarging the PRC operating entities’ editorial staff and utilizing the PRC operating entities’ extensive relationships with leading medical experts. The PRC operating entities intend to enhance the users’ experience by adding general health and wellness information, community features and interactive programs that take advantage of the PRC operating entities’ credibility with medical professionals and the PRC operating entities’ existing professional medical specialty content.

●	Growing User Community. Except for the online training programs, the PRC operating entities also share the latest news and healthcare information in the medical industry on MDMOOC online platform. The PRC operating entities intend to build their medical professional community via Practice Improvement (PI), a problem-based and case-based form of healthcare course, which integrates state-of-the-art treatment information and clinical cases for particular diseases into interactive practice modules, and Community of Practice Share (COPS), an online and live clinical experience sharing platform that creates the most effective discussion in a particular healthcare domain or medical area due to the common interests of the users, and increase the frequency and length of their visits to the PRC operating entities’ site. By continuing to offer compelling content, providing interactive programs and services, and building relationships with relevant healthcare organizations to increase user loyalty, repeat usage and time spent on the PRC operating entities’ site, we believe MDMOOC online platform will become an integral part of the medical professional’s daily work flow.

●	Developing Multiple Revenue Sources. We believe the PRC operating entities’ attractive audience demographics and high-quality content offerings provide us with significant opportunities to develop multiple sources of revenue. In addition to advertising and sponsorships, the PRC operating entities plan to generate e-commerce revenues by building Sunshine Health Forums as a full-service online healthcare platform with functions of book selling and drug selling. The PRC operating entities also plan develop other research products that they expect will complement pharmaceutical enterprises’ product detailing efforts. In addition, the PRC operating entities plan to introduce products and services that appeal directly to their international and allied healthcare users.

The Competitive Strengths of the PRC Operating Entities

MDMOOC is a healthcare destination site that provides medical professionals with comprehensive, authoritative and timely medical information, interactive programs, and training courses. The PRC operating entities believe MDMOOC is positioned to help users expand their healthcare knowledge, improve their professional skills, and change the way people access information and communicate about healthcare.

We believe that the principal competitive factors in the PRC operating entities’ markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of infrastructure and price.

We believe that there are several key strengths that prevail the PRC operating entities from their competitors and will continue to contribute to the PRC operating entities’ growth and success. We believe that the combination of the PRC operating entities’ large user base and high quality education content position us to be a leading provider of Internet-based solutions to meet the needs of healthcare organizations and professionals.

We believe the following factors drive the PRC operating entities’ success:

●	Acknowledged by leading pharmaceutical enterprises: the PRC operating entities’ customers include leading pharmaceutical enterprises who position the MDMOOC as preeminent branded sources of consumer-oriented health and wellness information on the Internet. Almost all leading pharmaceutical enterprises have their own vendor lists regarding different types of service they request. It is an industry norm that it usually takes three to four years for a service provider to be accepted by the leading pharmaceutical enterprises to be included in the vendor list. The PRC operating entities are one of the prominent service providers in the category of course production services on the vendor lists of a few well-known pharmaceutical enterprises. Pursuant to the consultant agreements the PRC operating entities entered into with the pharmaceutical enterprises regarding the course production services, the PRC operating entities will create online training courses of specific medical topics and then post them on the MDMOOC platforms. The users need to obtain the passwords from the pharmaceutical enterprises or from us to get free access to the series of online courses. The PRC operating entities also entered into framework agreements with certain pharmaceutical enterprises. The terms of the agreements are usually one (1) years. Pursuant to the framework agreements, when the PRC operating entities’ customers have a need for medical course production, they will reach out to us by sending over formal purchase order.

●	Reliable Professional Content Production. The PRC operating entities use reliable, highly relevant, interactive and multi-media content to satisfy the requirements of their customers, including the NPO and pharmaceutical enterprises, and their end-users. The PRC operating entities maintain good long-term working relationship with many well-known healthcare professionals. With the PRC operating entities’ self-generated resource library of healthcare professionals, the PRC operating entities can easily reach out to the healthcare experts in certain medical fields when the PRC operating entities receive purchase orders from their customers to generate relevant medical courses. The PRC operating entities also have one of the most comprehensive online content library in China for different type of diseases and medical information which makes it easier for us to customize the content under different needs of the PRC operating entities’ customers for online medical education. The PRC operating entities also have a large pool of experienced in-house editors who incubate original medical information and present them in visually appealing formats. They also collaborate with healthcare professionals throughout the content generating process. The PRC operating entities’ content is interactive and largely in the form of videos, articles, and photographs, covering a full spectrum of the latest medical information.

●	High-Quality, Timely and Original Medical Information: The PRC operating entities provide high-quality, timely and original content on important healthcare trends and disease topics. Using the real-time publishing capabilities of the Internet, the PRC operating entities can deliver this content to their audience faster and more cost effectively than traditional print media and on-site training session, which is limited by publication schedules and physical distribution. Many of the PRC operating entities’ articles are written by industry-leading medical experts and are peer-reviewed by other physicians to insure they meet the high standards of medical integrity. The PRC operating entities’ experienced editorial staff has strong medical background, most of whom graduated from well-known medical universities and have more than ten-year work experience in relevant areas. The PRC operating entities’ medical specialty areas are carefully designed and their features are regularly updated by the PRC operating entities’ editorial and quality control staff.

●	Well Organized and Easy-To-Use Websites and Apps: The PRC operating entities design their websites and mobile Apps to meet the needs of their users in a personalized and easy-to-use manner. The PRC operating entities organize their training products on MDMOOC online platform by healthcare specialty area. The PRC operating entities also provide functions of Practice Improvement (PI), Community of Practice Share (COPS), and Continuing Professional Development (CPD) to satisfy different needs of the healthcare professionals. The PRC operating entities create different Sunshine Health Forums for different categories of diseases and healthcare matters. Currently, the PRC operating entities have more than 150 forums, covering healthcare topics such as the kidney disease, the liver disease, and diabetes. In addition to high-quality medical content, their consumer sites provide community features and interactive programs to encourage academic discussion and communication as well as information and experience sharing.

●	Cost-Effective Access to the PRC Operating Entities’ Audience: The PRC operating entities’ users registration profiles give us the ability to segment their audience based on their medical specialty or healthcare interest. In addition, the PRC operating entities’ proprietary users’ profile and traffic database enables us to provide advertising and sponsored content. MDMOOC online platform also offers online programs that complement many of the pharmaceutical enterprises’ offline promotional and educational efforts. For example, the PRC operating entities expand the audience of sponsored medical conferences by making next-day summaries of the proceedings available to users who were unable to attend. In addition, we believe Sunshine Health Forums create an attractive e-commerce environment for health-related products, i.e., educational healthcare books, due to the size of the audience and the focus on relevant healthcare topics.

●	High-Level and Small-Class Teaching Onsite Training Courses. Along with online training courses and education programs, the PRC operating entities also organize onsite education and training sessions. To ensure the quality and results of the onsite training programs, the PRC operating entities usually limit the size of their training session to a relatively small one and build up certain criteria for the applicants. Also, the good long-term working relationship with well-known healthcare professionals enable us to generate outstanding training content and create high-quality education experience. For example, in the EWMA-certified wound-management collaboration training programs, the PRC operating entities work with healthcare experts and institutions to do the lecturing. The PRC operating entities’ lecturers include Dr. Yixin Zhang, professor and doctoral supervisor of Shanghai Jiaotong University and vice president of Asian Pacific Federation of Societies for Reconstructive Microsurgery, Guozhong Lv, Dr. Yan Liu, vice president of Burn Injury Department of Chinese Medical Association, and Dr. Chunmeng Shi, professor and doctoral supervisor of Army Medical University. The PRC operating entities have held an aggregate of six (6) training programs. Each one of them accepted no more than twenty (20) applicants who shall hold academic credential above undergraduate. The PRC operating entities also required all applicants to have more than six-year working experience in the field of wound repair.

Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. The PRC operating entities’ ability to realize their business objectives and execute their strategies is subject to risks and uncertainties, including, among others, the following:

●	the PRC operating entities’ inability to effectively manage their rapid growth, which could place significant strain on their management personnel, systems and resources;

●	adverse changes in the economic environment either in China or globally;

●	intense competition from onshore and offshore healthcare information, education, and training services companies;

●	the PRC operating entities’ reliance on a relatively small number of major customers, the top three customers of the PRC operating entities accounted for 23.4%, 21.9%, and 10.7% of our total revenue for fiscal year 2021, respectively; two customers accounted for 26.9% and 19.7% of the total revenue for fiscal year 2020, respectively; three customers accounted for approximately 25.5%, 15.1% and 14.1% of the total revenue for fiscal year 2019, respectively;

●	the PRC operating entities’ ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology;

●	the PRC operating entities’ ability to attract new customers for their services and/or growing revenues from existing customers;

●	risks associated with having a long selling and implementation cycle for the PRC operating entities’ services that require us to make significant resource commitments prior to realizing revenues for those services;

●	increases in wages for professionals in China;

●	the international nature of the PRC operating entities’ business;

●	risks related to unauthorized disclosure of sensitive and confidential information;

●	risks related to intellectual property infringement claims;

●	risks related to material weakness in our internal control over financial reporting such that if we fail to develop and maintain an effective system of internal control over financial reporting, they may be unable to accurately report our financial results or prevent fraud;

●	business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events;

●	fluctuation in the value of the Renminbi and other currencies;

●	disruptions in disruptive technologies or significant failure in the PRC operating entities’ technology platform that could harm their service;

●	vulnerabilities to security risks that could disrupt the PRC operating entities’ services and adversely affect their operations; and

●	possibilities to expose us to malpractice liability and other liability inherent in healthcare delivery.

In addition, the PRC operating entities face other risks and uncertainties that may materially affect our business prospect, financial condition, and operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this Annual Report before investing in our Class A Ordinary Shares.

The Business Model of the PRC Operating Entities

The PRC operating entities provide healthcare information, education, and training services to the healthcare professionals under their “MDMOOC” brand via MDMOOC website, mobile Apps, and Wechat subscription account (together, the “MDMOOC online platform”), and onsite education activities. The PRC operating entities also offer healthcare educational content to the public via their online “Sunshine Health Forums”. Additionally, the PRC operating entities provide focused patient management services to the healthcare professionals and health insurance companies via their “Zhuongxun”. The MDMOOC online platform serves as an interactive and reliable healthcare information, education, and training community and offers online interactive function that enables the PRC operating entities’ end-users to both discover reliable content and share their own healthcare study insights by uploading their own courseware or study notes to the platform, which incentivizes more visits and views. Certain open courses on MDMOOC online platform provide the quiz function for the PRC operating entities’ end-users to see if they obtain correct understanding to the key point of such courses. The PRC operating entities also highlight the knowledge points that are important but would be ignored by the PRC operating entities’ end-users. Thus, the end-users could have a relatively complete learning process.

The business model of the PRC operating entities has unique value propositions for its constituents. With reliable content and the function of Community of Practice Share (COPS) on the platform, users seeking medical precedents or information can obtain comprehensive medical information on the medical area most related to them by interacting among one another through the community functions. Also, once they complete certain online courses study, the PRC operating entities’ platform will issue them MDMOOC certificates with verified continuing professional credits if they are taking one of the courses provided by the Continuing Professional Development (CPD) function. In addition, after end-users complete their online training, the PRC operating entities’ online platform encourages them to share their study experience through the Course Uploading, rating, and review systems. This further enriches the PRC operating entities’ content and drives more interaction within their community.

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through their platforms, the PRC operating entities have been engaged by certain customers on a project basis to establish individual columns on their MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. The PRC operating entities establish online courses to facilitate qualified patients to obtain free drug treatment from not-for-profit organizations (“NFPs”) till the earlier of the expiration of contract period or the free drugs are completely delivered. The PRC operating entities also plug in supplemental features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). With the information collected during the period of treatment, we believe the PRC operating entities’ features courses generated for the assistance in these patient-aid projects are valuable in both theory and practice, as we aim to not only enhance the clinical application and medical study of those drugs, but also benefit the patients.

The PRC operating entities’ pharmaceutical enterprises customers and NFPs customers with demands of course production and training organization benefit from the PRC operating entities’ business model when more end-users are drawn to the MDMOOC online platform because of their reliable self-developed content offered in rich media formats and the PRC operating entities’ reputation among healthcare professionals who are seeking healthcare service improvements. The original content in the PRC operating entities’ platform, as well as the ratings and reviews on the content, can effectively and efficiently incentivize their content production to offer high-quality training programs. The PRC operating entities’ in-house editorial staff and research and development team responsible for content generation and management can further increase their ability to create better courses in the most suitable forms to the healthcare professionals working in different fields. The PRC operating entities’ online Community of Practice Share (COPS) function, in return, provides data insights on current user landscape and learning trends that allow their customers to get a better understanding to the healthcare industry in the practical aspect.

As corporate and NFP customers, end-users, and course production teams and providers are inexorably connected through the PRC operating entities’ content, Community of Practice Share (COPS), and online course uploading function, the PRC operating entities’ business model forms an overall virtuous cycle that fuels its continued growth and expansion. In essence, end-users are attracted to the PRC operating entities’ platform by the content and services offered on the platform of the PRC operating entities’, while corporate customers and NFP customers are attracted to the PRC operating entities’ platform by the access to the largest online healthcare professionals’ community and the high-quality online programs and courses. As the number of end-users grows, more corporate customers and NFP customers will want to join and get access to the PRC operating entities’ platform. More corporate customers and NFP customers will then lead to more tailored content production, as well as more targeted content, and ultimately attract more end-users.

MDMOOC-Healthcare Information, Education, and Training for Professionals

The MDMOOC Online Platform of the PRC Operating Entities

The MDMOOC online platform of the PRC operating entities’ is realized through various products, including MDMOOC mobile App, MOOC Medical Wechat subscription account, and MDMOOC website, where users can access our rich media content and engaging Community of Practice Share (COPS) on MDMOOC website.

In fiscal year of 2019, 2020, and 2021, the monthly UVs of MDMOOC website reached 23,616, 33,067, and 36,182, respectively. The mobile MAUs of the PRC operating entities reached approximately 72,000, 130,000, and 150,000 in 2019, 2020, and 2021, respectively.

MOOC Mobile App

The MOOC Medical mobile app of the PRC operating entities serves as a one-stop destination where they offer users relevant healthcare knowledge and study insights, assist them along their journey to obtain the knowledge and information they are searching for in a supportive community, and allow them to review and test their understanding of courses by participating in the Practice Improvement (PI) system. The PRC operating entities designed the interface of their platform in simple white and sky blue, signaling health and learning respectively, and creating a soft and welcoming texture to their platform.

When users open the MOOC Medical mobile app, they will immediately see the featured banners that display academic courses, open classes, case library, and practice improvement courses. As users scroll down, courses that are most popular among the healthcare professionals, courses recommended by the PRC operating entities’ medical editors, and the latest healthcare news appear. Users can also explore various medical courses by medical specialty and subject areas.

Below are screenshots of the PRC operating entities’ mobile app main entrance interface:

Opening Course is a collection of video courses of various medical fields and topics. The courses are often presented by medical experts. Most of the courses are free to users.

The screenshots below illustrate the content in the Opening Course:

Live Courses is a platform providing real time lectures by medical experts for healthcare professionals, and users could watch the replay if they miss the live courses.

The screenshots below illustrate the content in the Live Course:

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through the platforms, the PRC operating entities have been engaged by certain customers on a project basis to establish individual columns on the MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. The PRC operating entities also plug in supplemental features, to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”).

As of the date of this Annual Report, we have established nearly 22 courses for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under this patient-aid project has reached nearly 100,000 by the end of 2021. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases to increase by the end of 2021, coving an aggregate of nearly 120,000 patients.

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

The PRC operating entities’ MDMOOC Wechat subscription account features similar interfaces and functions as their mobile app. It serves as additional access points to the PRC operating entities’ platform.

MDMOOC Website

Users can access online healthcare information, education and training content and the services through the PRC operating entities’ website MDMOOC.org. In 2018, MDMOOC website recorded an aggregate of 2 million users’ visits. As more internet users shift to mobile ends, the PRC operating entities’ website mainly serves a comprehensive knowledge base targeting users who are in the process of researching for specific medical courses, articles, or news.

Below are screenshots of MDMOOC.org website:

The PRC operating entities designed their professional website to meet the needs of their users in a personalized and easy-to-use manner. The PRC operating entities currently organize their professional information by the following medical specialty and subject areas, including but not limited to:

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

The PRC operating entities plan to expand into new medical specialty areas that appeal to their current users base and attract new users. The PRC operating entities’ objective is to be the category leader in each of their medical specialty areas by delivering the highest quality specialty-based content and selectively acquiring other high-quality medical specialty Websites. As part of this strategy, the PRC operating entities will (1) work with more medical associations to produce programs and courses to meet the need of healthcare professionals; (2) expand their R&D team and provide more support to their self-developed courses; (3) cooperate with international continuing medical education providers to improve the quality and diversity of their courses.

The MDMOOC Onsite Activities of the PRC Operating Entities

In addition to their online presence, the PRC operating entities also hold onsite activities to provide healthcare information and education services from time to time under their “MDMOOC” brand. The PRC operating entities’ onsite activities not only provide their healthcare professionals with medical knowledge and clinical skills but also another career path which enhance their professional competitiveness. Also, many of their onsite activities were accompanied with live steaming, which will be uploaded to the MDMOOC online platform.

For instance, in January 2019, the PRC operating entities launched EWMA-certified (defined as below) wound-management collaboration training programs, covering the topics including but not limited to basic concepts of acute and chronic wounds, management of different levels of surgical and non-surgical wounds, the construction of different levels of wound centers, and medical staff collaboration in the process of wound management.

The PRC operating entities cooperate with Beijing Chronic Disease Prevention and Health Education Research Association and Professor Yixin Zhang from the Ninth People’s Hospital of Shanghai Jiao Tong University School of Medicine to create courses titled “Essential Course for Wound Care Management” and “Advanced Course for Surgical Wound Treatment”. These courses have been certified and authorized by the European Wound Management Association (EWMA), a European not-for-profit umbrella organization, linking national wound management organizations, individuals and groups with interest in wound care. The PRC operating entities have successfully held four (4) training programs for Essential Course for Wound Care Management and two (2) training programs for Advanced Course for Surgical Wound Treatment. Each program accepted no more than twenty (20) applicants who shall hold academic credential above undergraduate. The PRC operating entities also required all applicants to have more than six-year working experience in the field of wound repair. The PRC operating entities have issued a certificate to each of the applicant upon completion of the training as their proof of achievement and ability in the wound management and treatment. The PRC operating entities believe that after attending these programs, the participants would acquire the basic capacity to lead a wound-management department in a hospital.

Sunshine Health Forums-Healthcare Information and Education for the Public

The PRC operating entities developed Sunshine Health Forum, a Wechat subscription account, Sunshine Health Forum mobile app, and Sunshine Health Forum.org, the official website providing links to download the mobile app for Android and IOS system and portals to leading we-media the PRC operating entities have strategic relationships to improve the efficiency and effectiveness of the information acquisition for the PRC operating entities’ users. The official website and mobile app are organized by different types of medical disease. The PRC operating entities establish one school for each disease to make it easier for the public to obtain information they would like to know. We have established their partnership with the following we-media platforms, including but not limited Toutiao.com, WeChat official accounts platforms, Yidianzixun.com, Douyin.com, CN-Healthcare.com, iQiyi, Youku, and Huoshan.com.

The Content of the PRC Operating Entities

The PRC operating entities strive to provide their users with the broad range of high-quality and engaging original content on different healthcare areas. The PRC operating entities believe that reliable and well-crafted content provides the necessary information that users seek on the PRC operating entities’ platform and improve the medical professional community. The PRC operating entities’ content is available in a variety of rich media formats on their online platform, generated by users of all levels of experience and medical professionals, including short-form videos, and featured articles.

●	Short-form Videos -- We believe the PRC operating entities have established a proven approach to producing popular, original, short-form videos and have continually released popular original titles and series, covering different popular healthcare topics, such as Standardized Diagnosis and Treatment of Skin Infections in Primary Practice, Emergency Experience Anti-infection Treatment, and Knee Osteoarthritis Treatment. The PRC operating entities’ experienced and large pool of in-house editors incubate original ideas and present them in video format and collaborate closely with medical professionals in the content creation process.

●	Featured Articles -- The PRC operating entities’ in-house content team and resources of well-known healthcare professionals bring the PRC operating entities’ assessment and analysis of the latest medical theories and information to the PRC operating entities’ users through featured articles. The PRC operating entities closely work with healthcare professionals to ensure the PRC operating entities’ high-quality science content. With the PRC operating entities’ self-generated resource library of healthcare professionals, the PRC operating entities can easily reach out to the relevant experts when an online course focusing on certain medical area is required. The PRC operating entities currently have 200 medical editors that are responsible for the quality of the PRC operating entities’ daily post of articles for Sunshine Health Forum. In addition to healthcare content, the PRC operating entities’ articles cover a wide spectrum of user interests, ranging from career development to continuing education. Users can conveniently access these informational articles via on the MOOC Medical mobile app. Also,

●	Integration with Major Social Media Networks in China -- The PRC operating entities distribute their content through all major social network and media platforms in China, encouraging followers and readers to share and repost the content the PRC operating entities generate via Sunshine Health Forum, which amplifies the PRC operating entities’ brand image and enables us to reach a larger audience. The PRC operating entities’ comprehensive and rich content provides them with continuous monetization opportunities. Through advertisements embedded within the content on their platform and social media networks, the PRC operating entities get $1 with every view of their articles.

MDMOOC offers two distinct types of high-quality content to users:

1.	Original, exclusive and proprietary content.

The PRC operating entities’ original content is written exclusively for MDMOOC by medical experts, many of whom are nationally renowned in their specialties. This content includes:

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

MDMOOC provides its users access to a clinical case-share library via Internet and mobile application. As of the date of this Annual Report, the PRC operating entities’ case library has more than 26,000 clinical cases elaborating general patient data, the diagnosis after admission, and academic discussions. The PRC operating entities’ users can easily locate the cases most related to them by searching the keywords and selecting the medical fields while they encounter similar medical phenomenon in their practice.

The User Services of the PRC Operating Entities

The PRC operating entities offer a number of services that complement their high-quality content offerings and make MDMOOC a preferred professional destination site.

Continuing Medical Education. Pursuant to the Provisions on Continuing Medical Education issued by PRC Health Department, physicians and selected other medical professionals are required to certify annually that they have accumulated a minimum number of continuing medical education hours to maintain licensure. MDMOOC offers the professional users what the PRC operating entities believe is one of the largest online libraries of continuing medical education programs. The PRC operating entities’ extensive continuing medical education programs are produced in association with entities accredited by the PRC Health Department, such as Chinese Medical Doctor Association and Chinese Journal of Continuing Medical Education. From the convenience of their home or office computer and mobile application, the PRC operating entities’ professional users can obtain continuing medical education credits by accessing a variety of accredited editorial resources and programs including online journal articles, medical conferences, and open classes.

Physician self-uploaded courseware. The PRC operating entities offer their users registered as physicians, nurses, medical technologists, and medical students the opportunity to create courseware for their medical practices and upload them to MDMOOC that can be accessed by other healthcare professionals. We believe these courseware sharing function will keep MDMOOC’s high-quality medical information at the center of the communication between healthcare professionals, and keep the healthcare professionals at the center of the healthcare dialogue.

Through the PRC operating entities’ warm and supportive social community, users are able to improve their healthcare skills through the communications with each other. Moreover, filled with user experience and active healthcare experts interaction, the PRC operating entities’ platform enables their users to gain personal psychological support during the learning process, thereby further increasing the reliability of the PRC operating entities’ platform.

Registered Users

To utilize all of the features of MDMOOC online platforms, users must register. This information enables the PRC operating entities to deliver targeted medical content based on their users’ registration profiles. MDMOOC website and mobile app share the same login information of one user. The PRC operating entities’ Wechat subscription account does not require registration. As of December 31, 2021, the PRC operating entities have over 732,000 registered medical professionals worldwide, an increase of 8% from December 31, 2020 and 172% from December 31, 2019. In 2021, MDMOOC website recorded an aggregate of 2.77 million users’ visits reached.

To encourage initial use, the PRC operating entities’ consumer sites will allow visitors to access selected features without registering as users. Visitors, however, will have to register as users to have access to all the features of the PRC operating entities’ consumer sites, including the interactive programs such as health diaries.

Registration information will also enable the PRC operating entities to deliver targeted advertising messages to the specific audience profile their customers seek to reach either through MDMOOC or their consumer sites, or both. For example, through MDMOOC, an oncologist in Beijing, China can be targeted with different messages than a cardiologist in Shanghai, China. The same targeting capabilities will be offered on Sunshine Health Forum.org, where a consumer interested in diabetes can be targeted with different messages than a consumer interested in cancer.

Editorial, Design And Production

The PRC operating entities’ editorial staff has strong medical background, most of whom graduated from well-known medical universities, such as Shanxi Medical University, Beijing University of Chinese Medicine, Donghua University, and have more than ten-year work experience in relevant areas. As of December 31, 2021, the PRC operating entities’ editorial, design and production staff consisted of 26 professionals who are all experienced medical editors, writers and producers. The PRC operating entities intend to significantly increase their number of editors as they add additional medical specialty areas.

The PRC operating entities have an easy-to-use interface that incorporates original and proprietary content written by medical experts with an extensive library of licensed content and medical databases. The PRC operating entities seek to be the premier online information resource in each of their medical specialty areas. To support this effort, the PRC operating entities cover major medical conferences in many specialties and plan to attend over 50 different conferences in China, with the PRC operating entities’ editors and medical experts summarizing and reporting on the breaking medical research and news delivered at these events.

Also, the PRC operating entities communicate with their healthcare experts on a daily basis, which helps us timely receive their new ideas and thoughts from their clinical practice and academic study.

The Customers of the PRC Operating Entities

The PRC operating entities’ customers are enterprises, non-for-profit organizations (“NFP”), and medical journals, primarily located in China. The PRC operating entities’ terminal customers and end-users are healthcare professionals, nurses, doctors and other healthcare workers.

The PRC operating entities’ enterprise customers are pharmaceutical enterprises, healthcare enterprises engaged in researches and develops pharmaceuticals, vaccines, and consumer healthcare products, pharmaceutical enterprises that engages in drug innovation, manufacturing, and marketing, and medical journals.

The PRC operating entities’ NFP customers, most of whom are sponsored by pharmaceutical enterprises for the production of the training courses for specific healthcare topics, are charity organizations, national public foundations, and nonprofit national association, which are governed by provincial and regional government agencies and commissions. Government agencies include the National Health and Family Planning Commission (NHFPC) and Ministry of Civil Affairs.

For the fiscal year ended December 31, 2021, we generated revenue from a total of 78 customers, of which 30 customers were NFP and 35 customers were pharmaceutical enterprises.  For the fiscal year ended December 31, 2020, we generated revenue from a total of 77 customers, of which 28 customers were NFP and 49 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2019, we generated revenue from a total of 75 customers, of which 24 customers were NFP and 51 customers were pharmaceutical enterprises.

We generate our revenues from a relatively small number of customers. For the fiscal years ended December 31, 2021, 2020, and 2019, the PRC operating entities’ pharmaceutical enterprise customers accounted for 11.7%, 10.5%, and 27.6% of our total revenues, respectively. For the fiscal years ended December 31, 2021, 2020, and 2019, the PRC operating entities’ NFP customers accounted for 86.2%, 87.2%, and 72.4% of our total revenues, respectively. As compared with the revenues in 2019, the decrease of revenues in 2021 and 2020 generated by pharmaceutical enterprises customers as a percentage of total revenue was mainly because the pharmaceutical enterprises placed more orders through NFP to attract more medical experts and professionals in the name of NFP.

The PRC operating entities plan to expand their market coverage to international markets to service customers in different countries. They also intend to provide their solutions and services to corporate and government customers in the markets they intend to target.

Branding and Marketing

The PRC operating entities believe that their rich content and satisfactory user experience have contributed to the expansion of their user base and the increase in user engagement, leading to a strong word-of-mouth effect that strengthens their brand awareness.

The PRC operating entities’ promote their platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The PRC operating entities cooperate with third-party apps, popular search engines and social media platforms for online and mobile marketing. These online apps and websites promote MDMOOC and Sunshine Health Forum to those website users who are potentially interested in the PRC operating entities’ contents. MDMOOC and Sunshine Health Forum gain a substantial growth of exposures in public and amounts of public subscribers under such precise measure of online audience delivery. The PRC operating entities also conduct onsite marketing primarily in the form of donation activities with hospitals to improve the PRC operating entities’ brand awareness.

Infrastructure, Operations and Technology

The success of the PRC operating entities’ business is supported by their strong technological capabilities that enable them to deliver superior user experience and increase their operational efficiency. The PRC operating entities’ technology team, coupled with the large volume of data generated and collected on their platform each day, have created opportunities for continued improvements in their technology capabilities, empowering reliability, scalability and flexibility.

As of the date of this Annual Report, the PRC operating entities had a technology team with approximately 16 engineers, including those focusing on technology development to support every aspect of their business operation and those focusing on underlying data and technology maintenance.

Big Data

The PRC operating entities build proprietary big data analysis framework on their platform to improve operating efficiencies and user satisfaction. The PRC operating entities leverage big data analytics and artificial intelligence technologies to enhance the accuracy of user behavior predictions and user profiling and optimize the PRC operating entities’ operation, targeted content and user experience.

The seamless collaboration among the PRC operating entities’ technology and operational teams, together with the PRC operating entities’ big data analytics capability, result in improved operational efficiency for the PRC operating entities’ and their healthcare training service providers. The PRC operating entities’ data engineers are involved in all critical operational areas. They have thorough understanding of the computational needs from different business segments, and are therefore capable of providing technological support to address diversified needs in operating the PRC operating entities’ platform.

Security and Data Privacy

The PRC operating entities are committed to protecting information of all participants on our platform. The PRC operating entities collect basic personal information and data, such as name, phone numbers, professional certificate code, and personal address, only with users’ prior consent. The PRC operating entities do not provide sensitive user data to their medical company customers, NFP customers or other third-parties. In accordance with ISO27001 requirements, the PRC operating entities establish, implement, maintain and continuously improve the information security management system.

The PRC operating entities have a security team of engineers and technicians dedicated to protecting the security of the PRC operating entities’ platform. The PRC operating entities’ back-end proprietary security system is capable of handling malicious attacks each day to safeguard the security of their platform and to protect the privacy of their users and healthcare training service providers. The PRC operating entities back up their user and certain other critical forms of data on a daily basis in separate and various secured data back-up systems to minimize the risk of data lost. The PRC operating entities encrypt confidential personal information they gather from their platform. To further ensure data security and avoid data leakage, the PRC operating entities have established internal protocols under which they grant classified access to confidential personal data to limited employees with strictly defined and layered access authority. The PRC operating entities strictly control and manage the use of data within their various teams.

Cloud Services

The PRC operating entities have developed a secure, efficient and cost-effective cloud-based core system to operate their business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operation efficiency. The PRC operating entities utilize the system of a leading enterprise cloud service provider, Alibaba Cloud, in China so that the PRC operating entities enjoy the instant scalability and robustness of cloud-based services.

Risk Management and Internal Control

The PRC operating entities have adopted and implemented various policies and procedures to ensure rigorous risk management and internal control.

The PRC operating entities are committed to complying with relevant laws and regulations on online content. The PRC operating entities have invested significant resources in developing advanced content monitoring technologies, policies and procedures.

The PRC operating entities maintain content management and review procedures to monitor short-form videos, featured articles, chat messages and other content on their platform to ensure that they are able to promptly identify content that may be deemed to be inappropriate, without scientific support or proof, in violation of laws, regulations and government policies or infringing upon third-party rights. When any inappropriate or illegal content is identified, the PRC operating entities promptly remove the content. Further actions may also be taken to hold relevant content creators accountable.

The PRC operating entities have an automated monitoring mechanism that serves as the first layer of defense in their content review system. This system automatically flags and screens out content that duplicates other content, or involve in appropriate or illegal audio, video, comments or texts. Once the content is processed by the automated monitoring mechanism, the PRC operating entities’ system then extracts the content and sends to their manual content screening team, their second layer of defense, for further review. The PRC operating entities have a dedicated team reviewing and handling content on their platform for compliance with applicable laws and regulations, and ensuring the quality of their content.

Research and Development (“R&D”)

Research and Development (“R&D”) is an integral part of the PRC operating entities’ continued growth. The PRC operating entities’ R&D consists of product development and technology support. The PRC operating entities’ product development team is focused on market research and product development. The PRC operating entities develop and update their products and services based on market conditions and government policies. The PRC operating entities’ product development team closely monitors the market to adjust and upgrade the PRC operating entities’ existing educational products, and designs new products based on customers’ requests, The PRC operating entities’ technology team has experience in the development, design, operation and maintenance of platform products, servers and mobile apps, responsible for monitoring the performance of the PRC operating entities’ websites, mobile apps and technology infrastructure to enable us to respond quickly to potential problems, updating and exploring new and advanced technologies and integrating them into the PRC operating entities’ existing and new services.

As of the date of this Annual Report, we have 25 researchers in the product development team and 15 developers in our technology support team. Most of our R&D members have no less than 5 years of working experience and 30% R&D staff have master or doctor degree.

The PRC operating entities’ product development team is focused on market research and product development. The PRC operating entities develop and update their products and services based on market conditions and government policies. The PRC operating entities’ product development team closely monitors the market to adjust and upgrade their existing educational products, and designs new products based on customers’ requests. The PRC operating entities analysis the information about concepts and forms of medical education by searching medical articles from medical journals, and attending medical conferences such as Global Alliance for Medical Education, or GAME annual meeting, and integrate the information into the PRC operating entities’ programs. Also, the PRC operating entities work with healthcare professionals to develop the PRC operating entities’ programs. When starting to create any programs, the PRC operating entities make face to face or telephone surveys and get the learning needs from healthcare professionals, such as medical knowledge, clinical skills, case sharing, and the desire to communicate with peers. The PRC operating entities incorporate such needs into their program design. When developing the PRC operating entities’ course module, the healthcare professionals, after review and test, may give us advice on the module to match the learning and thinking habits of physicians and allied healthcare professionals. After the PRC operating entities complete the course production, they invite these professionals to do final review on the content to assure its correctness.

The PRC operating entities’ technology team are experienced in the development, design, operation and maintenance of platform products, servers and mobile apps. They are responsible for monitoring the performance of the PRC operating entities’ online platform, updating and exploring new and advanced technologies and integrating them into the PRC operating entities’ existing and new services.

During fiscal years 2021, 2020, and 2019, our R&D expenses were approximately $758,878, $816,553, and $864,320, respectively, representing 4.7%, 4.5%, and 5.8%, of our total revenues for fiscal years 2021, 2020, and 2019, respectively.

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

The PRC operating entities’ intellectual property rights are important to their business. The PRC operating entities rely on a combination of trade secrets, confidentiality procedures and contractual provisions to protect their intellectual property. They also rely on and protect unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain their competitive position. The PRC operating entities enter into confidentiality agreements with most of their employees and consultants, and control access to and distribution of the PRC operating entities’ documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the PRC operating entities’ technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general, and the intellectual property regime in particular, is relatively weak, it is often difficult to enforce intellectual property rights in China. Policing unauthorized use of the PRC operating entities’ technology is difficult and the steps they take may not prevent misappropriation or infringement of their proprietary technology. In addition, litigation may be necessary in the future to enforce the PRC operating entities’ intellectual property rights, to protect their trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of their resources and could have a material adverse effect on their business, results of operations and financial condition. The PRC operating entities require their employees to enter into non-disclosure agreements to limit access to and distribution of the PRC operating entities’ proprietary and confidential information. These agreements generally provide that any confidential or proprietary information developed by the PRC operating entities or on their behalf must be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of the PRC operating entities’ business must be kept confidential by such third parties. In the event of trademark infringement, the State Administration for Industry and Commerce has the authority to fine the infringer and to confiscate or destroy the infringing products.

The PRC operating entities’ primary trademark portfolio consists of 10 registered trademarks. The PRC operating entities’ trademarks are valuable assets that reinforce the brand and their consumers’ favorable perception of their products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, the PRC operating entities own 26 URL designations and domain names, including www.mdmooc.org, www.mdmooc.com, www.zhongxun.online, ygjkclass.com, zxylmd.com, which are important to our business.

As of the date of this annual report, we have registered 20 trademarks. The following is a list of trademarks we have registered that are important to our business:

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587105	Approved	Category 5: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments; Supplements; Medical nutrients; Glucose used as medical food additives; Medical nutritional food (cut-off)	2027.11.27	China
2	Zhongchao Medical Technology (Shanghai) Corp. Ltd		18418154	Approved	Category 9: Recorded computer programs (programs); computer software (recorded); recorded computer operating procedures; downloadable computer application software; electronic publications (downloadable software); computer programs (downloadable software); measuring devices; dosimeters; measuring instruments; inspection mirrors (cut-off)	2026.12.27	China
3	Zhongchao Medical Technology (Shanghai) Corp. Ltd		19719148	Approved	Category 38:Teleconference Services; Providing Internet Chat Room; Digital File Transfer; Video Conference Services; Providing Online Forum; Data Stream Transfer; Information Transfer; Television Broadcasting; Computer Aided Information and Image Transfer (Deadline)	2027.06.06	China
4	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587230	Approved	Category 44: health care; medical assistance; rental of medical equipment; treatment services; health counseling; dietary and nutritional guidance; dispensing; art therapy; massage; beauty services (deadline)	2027.11.27	China

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
5	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587258	Approved	Category 5: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments (cut-off)	2028.01.20	China
6	Shanghai Zhongxun Medical Technology Co., Ltd.		47286982	Approved	Category 41: Education; Providing of training, Providing of educational information; Arranging and conducting of conferences, congresses and symposiums; Organization of exhibitions for cultural or educational purposes; Arranging and conducting of training; Publication of books and texts (cut-off)	2031.02.12	China
7	Beijing Zhongchao Boya Medical Technology Co., Ltd.		59485462	Approved	Category 41: Providing of training, Arranging of experts conferences, Mobile libraries; text publishing (except advertising texts); E-books and magazines publishing; Providing non-downloadable global computer network online publishing; Publishing electronic newspapers through global computer network; Providing global network network publishing Editing website publishing; Publishing and distributing medical technology related scientific paper (cut-off)	2032.03.13	China
8	Beijing Zhongchao Boya Medical Technology Co., Ltd.		59474281	Approved	Category 44: Medical clinic services; Healthcare; Therapeutic services; Medical equipment rental; Health counseling; Diet nutrition guidance; Art therapy methods; Dispensing; Beauty services; Massage (cut-off)	2032.03.13	China
9	Shanghai Zhongxun Medical Technology Co., Ltd.		47299361	Approved	Category 44: Hospitals; Healthcare; Dispensing Consulting; Telemedicine services; Health consulting; Therapeutic services; Diet nutrition guidance; Providing medication information for patient; Medical information; Medical counseling (cut-off)	2031.02.20	China
10	Shanghai Zhongxin Medical Technology Co., Ltd		59477566	Approved	Category 44: Medical clinic services; Medical assistance; Therapeutic services; Medical equipment rental; Health consulting; Diet nutrition guidance; Art therapy measures; Dispensing; Beauty services; Massage (cut-off)	2032.03.13	China

The following is a list of our patent applications:

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd	Search-result optimization method, installation, computer equipment and storage media	201910274403.8	Pending	200942	May 31, 2019	China

As of the date of this annual report, the PRC operating entities owns 39 copyrights that have been approved. The following is a list of the PRC operating entities’ copyrights that have been approved and important to the PRC operating entities’ business:

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

Facilities

Our headquarter and executive office is located in Shanghai, China and consist of approximately 223.7 square meter of office space under one lease which has been renewed and will expire on December 31, 2022. In addition to our headquarter, we lease space in other 5 cities, including Beijing, Shijiazhuang, Yinchuan, Changde, and Chongqing. Rent expenses amounted to $426,152, $312,675, and $307,864 for the years ended December 31, 2021, 2020, and 2019, respectively. In 2021, as the PRC operating entities had been seeking business expansion countrywide, in consideration of cost, uncertainty of the COVID-19 development, and governmental restriction in response to COVID-19, the PRC operating entities established additional offices at shared workspace in 4 cities (Chongqing, Tianjin, Wuhan, and Shengyang) accommodating a total of 14 employees as of the date of this annual report. The rent for these offices at shard workspace is payable monthly or semi-annually, and the leases thereunder could be terminated with advance notice. In addition, we also purchased certain properties as offices for operations in Japan in January 2021 for a total purchase price of approximately $792,278. Due to the impact of COVID-19 pandemic, the properties in Japan are not in active use as offices. In January 2021, pursuant to a real estate entrust agreement, we designated Ms. Lirong Yang, the sister of Ms. Weiguang Yang, to bid a real estate property located in Tongzhou District, Beijing in a public judicial auction for a total purchase price of approximately $1.40 million.

We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

No.	Facility	Address	Space (m2)

1	Beijing Office	Floor 8, Wangjing Building A, No. 9, Zhonghuan South Road, Chaoyang District, Beijing, China	712.6 square meters

2	Shanghai Office	Nanxi Creative Center, Suite 218, 216 Yan’An Middle Road, Jing’An District, Shanghai, China	223.7 square meters

3	Tianjin Office	World Financial Center, Suite 3107, No. 2 North Dagu Road, Heping District, Tianjing, China	60 square meters

4	Chongqing Office	Suite 3306, Building 4, No. 7 Jiangnan Avenue, Nan’an District, Chongqing, China	243.37 square meters

Employees

As of the date of this Annual Report, we had a total of 136 full-time employees, of which 26 are in research and development, 40 are in sales and marketing, 52 are in technical and customer services, and 18 are in general administration.

The PRC operating entities have standard employment, comprehensive confidentiality and non-compete agreements with their management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, the PRC operating entities participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. The PRC operating entities are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of their employees, up to a maximum amount specified by the local government from time to time.

It is believed that the PRC operating entities maintain a good working relationship with their employees, and the PRC operating entities have not experienced any labor disputes. None of their employee is represented by a labor union or covered by collective bargaining agreements. The PRC operating entities have not experienced any work stoppages.

Legal Proceedings

On April 18, 2022, a civil complaint was filed by Ms. Lirong Yang, the sister of Mr. Weiguang Yang against a third-party individual for unauthorized occupation of a property located in the Tongzhou District, Beijing in the Tongzhou People’s Court in Beijing (the “Tongzhou Court”). Shanghai Maidemu is considered as a beneficiary of the complaint as it is the ultimate owner/beneficiary of the property pursuant to a certain real estate entrust agreement between Shanghai Maidemu and Ms. Yang; and the property was purchased during a public judicial auction in May 2021 to be used as a Beijing office for Shanghai Maidemu. On April 21, 2022, Ms. Lirong Yang was notified that the Tongzhou Court has completed the preliminary review of the complaint. As of the date hereof, the complaint is pending the notification of the preliminary mediation conference by the Tongzhou Court.

Except as disclosed above, from time to time we, our subsidiaries, and the PRC operating entities may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We, our subsidiaries, and the PRC operating entities are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the National Radio and Television Administration jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions defines the “Internet audio-video information services” as providing audio and video information production, uploading and transmission to the public via Internet platforms such as websites and applications. Entities providing Internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers, or mobile phone numbers etc.

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

On November 4, 2016, the CAC promulgated the Provisions on the Administration of Internet Live Streaming Services, or the Internet Live Streaming Provisions, effective December 1, 2016. “Internet live streaming service” is defined in the Internet Live Stream Provisions as the activities of continuously releasing real-time information to the public based on the internet in such forms as videos, audios, images and texts and the “internet live streaming service provider” is defined therein as an entity providing internet live streaming platform services. The Internet Live Streaming Provisions provide that internet live streaming service providers shall examine the true identity information of each internet live-streaming issuer, and complete the filing with local counterparts of the CAC.

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

Regulation Related to Internet Culture Activities

On February 17, 2011, Ministry of Culture (currently known as the Ministry of Culture and Tourism, MOCT) MOCT promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOCT. “Internet cultural activity” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products specially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music.

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

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect on March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents the PRC operating entities post on their website, such as video-audio clips and course materials, may be deemed as online publications. In addition, foreign-invested enterprises are not allowed to engage in the foregoing services.

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

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of Order of Internet Information Service Market, which prohibit internet information service providers from collecting personal information of any user without prior consent. Internet information service providers shall explicitly inform the users of the means of collecting and processing personal information, the scope of contents, and purposes. In addition, internet information service providers shall properly keep the personal information of users, if the preserved personal information of users is divulged or may possibly be divulged, internet information service providers shall immediately take remedial measures and report any material leak to the tele-communications regulatory authority.

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

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even quit its operation or cancel its business license or operational permits. Furthermore, the Provisions on the Cyber Protection of Children’s Personal Information issued by the Office of the Central Cyberspace Affairs Commission came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular has pledged to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed.

Regulation Related to Private Education

The laws and regulations governing foreign investments in private education institutions in China are complex and have been developing. Pursuant to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), or the Catalog, which is the principal regulation governing foreign investment activities in China, foreign investments in pre-school education institutions, ordinary senior high schools and institutions of higher education fall within the foreign restricted category (limited to the form of sino-foreign cooperative joint ventures), and such joint ventures shall be led by the Chinese party, which means the principal or the key administrative person-in-charge shall be a PRC national, the number of Chinese members of the council, board of directors or joint administrative committee shall account for at least half of the total. In addition, the foreign investments in compulsory or religious education institutions are prohibited. The Catalog does not provide specific restrictions on foreign investments in institutions like us that provide healthcare learning products and services to the public. Besides, pursuant to the PRC Regulations on Sino-foreign Cooperative Education (2019 Revision) and other education-related laws and regulations in China, foreign education institutions and other foreign organizations or individuals may not by themselves alone establish schools or other education institutions within China which mainly enroll Chinese citizens, and sino-foreign cooperative education institutions shall have corresponding qualifications and relatively high education quality.

Education Law of China

On March 18, 1995, the PRC National People’s Congress promulgated the PRC Education Law, or the Education Law. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. On December 27, 2015, the SCNPC published the Decision on Amendment of the Education Law, which took effect on June 1, 2016. The SCNPC narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law. On April 29, 2021, the Education Law was further amended by SCNPC to emphasize the illegal acts in recruiting students and replacing the admission qualifications obtained by others. Such amendments took effect on April 30, 2021.

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law and was later amended on June 29, 2013, November 7, 2016 and December 29, 2018, the amendment of which took effect on December 29,2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the Private Education Implementation Rules. The Private Education Law and the Private Education Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government funds in China, such schools or educational organizations established using non-government funds are referred to as “private schools.”

According to the amended Private Education Law, establishment of private schools for academic education, pre-school education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with relevant authority as an enterprise institution. Entities and individuals may choose to establish non-profit private schools or for-profit private schools at their own discretion. Nonetheless, for-profit private schools that are engaged in compulsory education are not allowed.

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

In August 2018, the State Council issued the Opinion on the Regulation of the Development of Extracurricular Training Institutions, or the New Opinion, which primarily regulates extracurricular training institutions targeting K-12 students. The New Opinion reiterates prior guidance that extracurricular training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements; for example, extracurricular training institutions are required to (i) have a fixed training premise that conforms to specified safety criteria, with an average area per student of no less than 3 square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire any teachers who are working concurrently in primary or secondary schools. Extracurricular training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission. The training content of extracurricular training institutions is not to exceed the corresponding national curricular standards and training progress is not to be more accelerated than the corresponding progress of local schools. According to the New Opinion, extracurricular training institutions are also required to disclose relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 20:30 each day. Tuition can only be collected for courses in three months or a shorter installment. Additionally, the New Opinion requests that competent local authorities formulate relevant local standards for extracurricular training institutions within their administrative area.

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

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to Be Retained, which was amended on January 29, 2009 and August 25, 2016, respectively. Pursuant to such decision, the administrative license for “educational websites” was not retained.

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

On March 13, 2017, the MOE promulgate the Notice of the Ministry of Education on Strengthening Interim and Ex Post Regulation after Canceling the Examination and Approval of Online Schools on Educational Websites, which accounted the repeal of the Interim Administrative Regulations on Educational Websites and Online and Distance Education Schools.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools of Shanghai, and circulated the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai (collectively, the “Shanghai Implementation Regulations”). Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to the institutions that provide training services only through internet will be further promulgated separately. However no specific administration measures regarding the institutions offering training service only through internet have been promulgated by Shanghai government as of the date of this Annual Report.

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

Legal Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and became effective from June 1, 1993, and was last amended on November 11, 2020 and became effective as of June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and became effective from March 1, 1983, and was most recently amended on April 23, 2019 and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on September 4, 1992, and was most recently amended on October 17, 2020and became effective on June 1, 2021, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

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

On December 24, 2021, the CSRC published the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures for public comments. These drafts stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing, for public comments. In the overseas listing activities of Domestic Companies, Domestic Companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a Domestic Company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic Companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions. However, the Draft Overseas Listing Regulations, the Draft Overseas Listing Measures and the Draft Confidentiality and Archives Management Provisions relating to Overseas Listing were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

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

In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen its anti-monopoly enforcement. The SAMR issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s province-level branches for anti-monopoly enforcement within their respective jurisdictions, and issued the Anti-monopoly Compliance Guideline for Operators on September 11, 2020, which applies to operators under the Anti-Monopoly Law for establishing an anti-monopoly compliance management system and preventing anti-monopoly compliance risks. On December 18, 2021, the National Anti-monopoly Bureau was officially established to formulate anti-monopoly institutional measures and guidelines, implement anti-monopoly law enforcement, undertake the guidance for enterprises' anti-monopoly action responding abroad and so on.

On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions. On February 7, 2021, the Anti-Monopoly Bureau of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Bureau of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in the internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of users’ unnecessary data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

On October 23, 2021, the Standing Committee of the National People’s Congress issued a new Draft Amendment to the Anti-Monopoly Law (Revised Draft for Comment), or the Revised Draft Amendment, to seek public comments. Among others, the Revised Draft Amendment provides that the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, and impose on it a fine of not more than ten percent of its last year’s sales revenue, if the concentration of undertakings has or may have an effect of excluding or limiting competition; if the concentration does not have the effect of excluding or limiting competition, a fine up to RMB 5,000,000 may be imposed on operators. The Revised Draft Amendment was released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Foreign Investment Law, as amended from time to time, and its respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the state adopts the management system of pre-establishment national treatment and a negative list for foreign investment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be borrowed by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to the governmental approval.

Regulations Relating to Foreign Investment

As a provider of health information, healthcare education and training services to healthcare professionals and the public in China, the PRC operating entities offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products. As of the date of the Annual Report, the VIE holds the Internet Content Provider License, and it falls within the restricted foreign investment for value-added telecommunications services that foreign ownership may not be more than 50%. The VIE also has the Radio and the TV Program Production and Business License and it falls within the prohibited foreign investment for making and editing radio and TV programs. In addition, if the competent PRC government authorities determine that the PRC operating entities’ business operations of health information, healthcare education and training services are subject to the licensing requirements for internet audio-visual programming, internet culture business operating and online publishing (See “Risk Factor—Risks Related to Doing Business in China—The PRC operating entities may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs”, and “Risk Factors—Risks Related to Doing Business in China— The PRC operating entities failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct their operations in China could have a material adverse impact on our business, financial conditions and results of operations.”), the PRC operating entities may be required to obtain the Online Transmission of Audio-Visual Programs License, Internet Culture Business Operating License and Online Publishing License, which fall into the category of prohibited foreign investment. The PRC operating entities’ business activities other than the above mentioned are not set out in the Negative List or any encouraged catalogue.

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

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. Based on our understanding of the current PRC Laws, the Foreign Investment Law does not explicitly classify VIE Arrangements as a form of foreign investment and our VIE Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect. However, the Foreign Investment Law contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for VIE Arrangements as a form of foreign investment, at which time it will be uncertain whether our VIE Arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our VIE Arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE Arrangements, the PRC operating entities may face substantial uncertainties as to whether the PRC operating entities can complete such actions in a timely manner, or at all.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities (“FIEs”), except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign investors shall not invest in any field with investment prohibited by the Negative List for foreign investment access; while for any field with investment restricted by the Negative List for foreign investment access, foreign-invested entities shall meet the investment conditions stipulated under the Negative List. If our consolidation of the financial results of the VIE through VIE Arrangements as a primary beneficiary is deemed as foreign investment in the future, and any business of the consolidated VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, the PRC operating entities may be deemed to be in violation of the Foreign Investment Law, the VIE Arrangements that allow us to consolidate the financial results of the VIE may be deemed as invalid and illegal, and the PRC operating entities may be required to unwind such VIE Arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

Overview

We are not a Chinese operating company but rather a holding company incorporated in Cayman Islands. As a holding company with no material operation of our own, we conduct a substantial majority of our operation through our wholly owned subsidiary, Beijing Zhongchao Zhongxing Technology Limited, a PRC company (“Zhongchao WFOE”) and a variable interest entity in China, Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao VIE”) and its subsidiaries. Due to the existing VIE agreements between Zhongchao WFOE and Zhongchao VIE, we are able to consolidate the financial results of Zhongchao VIE under the U.S. GAAP, however, we do not hold equity interest in Zhongchao VIE.

Zhongchao VIE, together with its subsidiaries, is a provider of healthcare information, education, and training services to healthcare professionals and the public in China. They offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products, consisting primarily of clinical practice training, open classes of popular medical topics, interactive case studies, academic conference and workshops, continuing education courses, and articles and short videos with educational healthcare content to healthcare professionals as well as the public. Zhongchao VIE, together with its subsidiaries, also has been engaged by certain customers on a project basis to establish individual columns on its online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Zhongchao VIE and its subsidiaries also plug in supplemental features, to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information, or the patient-aid projects.

Zhongchao VIE commenced operation in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since its inception, Zhongchao VIE has been focused on developing information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver its information services, education programs and training products.

Zhongchao VIE provide healthcare information, education, and training services to the healthcare professionals under “MDMOOC” brand. As of the date of this report, its MDMOOC online platform has more than 732,000 registered users and a database of more than 2 million healthcare experts including over 700,000 physicians, and 1,300,000 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with Zhongchao VIE to develop training programs on needed basis.

Zhongchao VIE provides its healthcare educational content to the public via its “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public. In July 2020, Zhongchao VIE launched   focused patient management services to hospitals, pharmacies, pharmaceutical enterprises and non-profit organizations and insurance companies via “Zhongxun”. In May 2021, Zhongchao VIE launched patient management service on the professional field of tumor and rare diseases via “Zhongxin”.

Commencing from the fourth quarter of 2018, in addition to providing training and education courses through its platforms, Zhongchao VIE have been engaged by certain customers on a project basis to establish individual columns on its MDMOOC online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Most of the drug treatments are cancer-related or rare disease-related. Zhongchao VIE establishes online columns to facilitate qualified patients to obtain free drug treatment from non-profit organizations (“NFPs”) till the earlier of the expiration of contract period or the free drugs are completely delivered. For each column, its plugs in features to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information (such programs with new plug-in features are hereinafter referred as the “patient-aid projects”). Those customers are its existing customers. They provide those drugs sponsored by pharmaceutical companies without charge to qualified patients and Zhongchao VIE charges those customers on its services in connection with the online columns and related training and management. In this way, Zhongchao VIE can not only facilitate the clinical application of those drugs, but also can benefit patients.

As of the date of this report, Zhongchao VIE has established nearly 22 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under this patient-aid project has reached nearly 100,000 by the end of 2021. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases to increase by the end of 2022, covering an aggregate of nearly 120,000 patients.

Recent developments

In January 2021, Zhongchao VIE co-sponsored the National Annual Conference for Standardized Liver Cancer Diagnosis and Treatment with China Association of Health Promotion and Education and Chinese Society of Liver Cancer.

In April 2021, Zhongchao VIE renewed its partnership with the China Association for Health Promotion and Education and GlaxoSmithKline (China) Investment Limited to continue the medical education program “Pulmonary Arterial Hypertension Online Course – Connections with Famous Hospitals” in 2021.

In May 2021, Zhongchao VIE launched the patient management service focusing on the professional field of tumor and rare disease operated through its subsidiary Shanghai Zhongxin Medical Technology Co., Ltd. (“Zhongxin”).

In July 2021, Zhongchao VIE established a new subsidiary Ningxia Zhongxin Internet Hospital Co., Ltd. (“Zhongxin Ningxia”) under Zhongxin.  Zhongxin Ningxia builds an internet hospital focusing on inpatient management services. It is another important initiative for Zhongchao’s patient management business since the launch of patient management service on the professional field of tumor and rare diseases in May 2021.

In August 2021, Zhongchao VIE launched Treatment Outcome Oriented DOT Management System to accelerate the development of patient management business, meeting the increasing demand in tumor and rare disease patient management market.

In September 2021, Zhongchao VIE established Hematological Tumor Patient Care Center, continuing to improve our business ecology in tumor patient management and further expanding to out-of-hospital market. The out-of-hospital market includes extensive online and onsite retail pharmacies and private institutions such as private hospitals and private clinics.

In September 2021, Zhongchao VIE launched a multidisciplinary treatment (“MDT”) clinical thinking training platform for hematology (“Hematology MDT Platform”). The Hematology MDT Platform provides clinicians with a channel to learn multidisciplinary thinking skills online, in order to improve diagnosis and treatment and further the efficiency of treatment. MDT is a medical service model in which multidisciplinary specialists discuss cases of a certain disease or a systemic disease and then develop an optimal treatment plan for the patient taking into considerations of opinions from all disciplines. Experienced physicians are essential and needed to organize and implement the MDT model as the model requires standardized multidisciplinary collaboration with high-level patient participation.

In October 2021, the Company announced its self-developed patient management system improves Duration of Therapy ("DOT") by 40.4% for liver cancer patients, which contributes to the maximum efficiency of drugs, successful treatment and longer patient survival terms. By utilizing its self-developed patient management system, the Company provides patients with coherent treatment process management through education, phone call follow-up, utility of intelligent tools to assist patients to control possible adverse reactions during treatment, psychological counseling, drugs usages reminder, treatment-related questions answering, and patients supervision to ensure that patients follow instructions as prescribed. For nearly 20,000 liver cancer patient users of the Company's patient management system, 180,000 medication usage records showed that compared to the DOT in clinical study, the DOT of the users improved 40.4% as a result of the improved treatment adherence. Meanwhile, according to the research article published by BMJ, good adherence was associated with lower mortality, and the mortality risks could reduce by 44% for patients with good adherence.

Zhongchao VIE’s business operations could be adversely affected by the effects of a widespread outbreak of contagious disease, including the outbreak of respiratory illness caused by a novel coronavirus known as COVID-19. Zhongchao VIE’s corporate headquarter is located in Shanghai, China, where any outbreak of contagious diseases and other adverse public health developments could be adverse on the Company’s business operations.

The “Shelf” Offering

On December 17, 2021, the Company, entered into a Sales Agreement with U.S. Tiger Securities, acting as Sales Agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its Class A Ordinary Shares.

The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of Nasdaq to sell shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent, in connection with the sale of the Class A Ordinary Shares through the Sales Agent in accordance with the tiered fee schedule as set forth in the Sales Agreement, and has agreed to provide the Sales Agent with customary indemnification. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

Class A Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated December 17, 2021, to the Registration Statement on Form F-3 (File No. 333-256190) that forms a part of such Form F-3, for an aggregate offering price of up to $10,400,000. Subsequently, as of the date of this annual report, the Sales Agent has sold an aggregate of 1,060,000 Class A Ordinary Shares at an offering price of $1.8 per share for gross proceeds of $1,908,000.

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

	For the Years Ended December 31,
	2021	2020	2019
Revenues	$16,296,770	$17,989,788	$14,882,763
Cost of revenues	(6,857,944)	(6,117,640)	(4,655,827)
Gross Profit	9,438,826	11,872,148	10,226,936

Operating Expenses
Selling and marketing expenses	(3,137,316)	(3,441,941)	(3,196,469)
General and administrative expenses	(5,863,373)	(3,124,301)	(2,524,003)
Research and development expenses	(758,878)	(816,553)	(864,320)
Total Operating Expenses	(9,759,567)	(7,382,795)	(6,584,792)

(Loss) Income from Operations	(320,741)	4,489,353	3,642,144

Interest income, net	175,987	146,965	211,479
Other income, net	34,001	305,566	534,020
(Loss) Income Before Income Taxes	(110,753)	4,941,884	4,387,643

Income tax benefits (expenses)	349,418	(484,787)	(387,144)

Net Income	$238,665	$4,457,097	$4,000,499

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services and assistance services for patient-aid projects.

Revenues decreased by $1,693,018, or 9.4% from $17,989,788 for the fiscal year ended December 31, 2020 to $16,296,770 for the fiscal year ended December 31, 2021. The decrease was primarily caused by decrease of $1,789,732 in revenues from medical training and education services, which was attributable decreased orders from our NFP customers as affected by governmental regulations against centralized purchase of medical related products.

For the fiscal years ended December 31, 2021 and 2020, we earned a high gross profit margin of 57.9% and 66.0%, respectively. The high gross profit margin was attributable to our reputation acknowledgement among leading pharmaceutical enterprises and NFPs with our capability to design and produce of high-quality professional content and organize assistance services for patient-aid projects. The Company expected to maintain the high profit margin in the future.

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

Cost of revenues increased by $740,304, or 12.1%, from $6,117,640 for the fiscal year ended December 31, 2020 to $6,857,944 for the fiscal year ended December 31, 2021. The increase was mainly attributable to an increase of $964,170 in outsourced labor cost and an increase of $231,818 in salary and welfare expenses as we employed increasing staff and outsourced staff to work for patient-aid projects, also as Company did not enjoy the temporary social insurance contribution exemption as it did in 2020, partially offset by a decrease of $455,686 in connection with medical training and education services, which was in line with the decrease of revenues from medical training and education services.

Selling and marketing expenses

Selling and marketing expenses decreased by $304,625, or 8.9%, from $3,441,941 for the fiscal year ended December 31, 2020 to $3,137,316 for the fiscal year ended December 31, 2021. The decrease was mainly attributable to a decrease of $647,416 in advertising expenses as the Company gained reputation in medical healthcare industry and decreased related expenditure, partially offset by an increase of $340,747 in salary and welfare expenses as the Company did not enjoy the temporary social insurance contribution exemption as it did in 2020 as affected by COVID-19 and transferred part-time sales staff to full-time employees so as to develop its business and maintain current customers;

General and administrative expenses

General and administrative expenses increased by $2,739,072, or 87.7%, from $3,124,301 for the fiscal year ended December 31, 2020 to $5,863,373 for the fiscal year ended December 31, 2021. The increase was mainly attributable to an increase of $1,113,460 in write-off doubtful accounts against accounts receivable because of remote collection from certain NFPs, an increase of $791,019 in salary and welfare expenses as a result of combining effects of an increase of headcounts in supporting functions in 2021 and Company did not enjoy the temporary social insurance contribution exemption as it did in 2020, an increase of $342,517 in professional and consulting service expenses,   an increase of $139,284 in depreciation and amortization expenses with purchase of properties and equipment, and an increase of $110,068 in rental expenses as we leased new offices.

Other income, net

For the fiscal year ended December 31, 2021, other income, net was primarily consisted of government subsidies of $55,807 and rental income of $50,543 earned from leasing our properties in Japan, partially offset by loss of $13,758 from equity investment in a limited partnership and a decrease of $58,412 in fair value of short-term investments.

For the fiscal year ended December 31, 2020, other income, net was primarily consisted of government subsidies of $341,520, partially offset by loss of $25,622 from equity investment in a limited partnership and loss of $10,331 from short-term investments.

Income tax expenses

We had income tax benefits of $349,418 for the fiscal year ended December 31, 2021, as compared to tax expense of $484,787 for the fiscal year ended December 31, 2020.

Current income tax expenses increased by $453,987 from $543,211 for the fiscal year ended December 31, 2020 to $997,198 for the fiscal year ended December 31, 2021. The increase was mainly because the taxable income of 2021 was primarily generated from Shanghai Zhongxun and Zhongxin which were subject to the income tax rate of 25%, while the taxable income of 2020 was primarily generated from Shanghai Jingyi which was subject to a preferential income tax rate of 10%.

Deferred income tax benefits increased from $58,424 for the fiscal year ended December 31, 2020 to $1,346,616 for the fiscal year ended December 31, 2021. The change was mainly caused by an increase of deferred tax benefit from net operating losses in Zhongchao Shanghai and its subsidiaries during the year ended December 31, 2021. According  to PRC tax law, net operating losses can be carried forward for five years to deduct taxable income.

Net income

As a result of the foregoing, our net income decreased from $4,457,097 for the fiscal year ended December 31, 2020 to $238,665 for the fiscal year ended December 31, 2021.

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

USA

Zhongchao USA is incorporated in the United States and is subject to a federal tax rate of 21%.

Japan

Under the current tax laws of Japan, Zhongchao Japan is incorporated in Japan is subject to an income tax rate of 30%.

PRC

Zhongchao WFOE, Zhongchao Shanghai, Shanghai Maidemu are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Hainan Zhongteng, located in Hainan Province, is subject to 15%. Beijing Boya and Hainan Muxin qualify as Small and Low Profit Enterprises, and are subject to a preferential EIT of 10%. Liaoning Zhixun was not qualified as a tax payer until fiscal year 2021.

Entities qualifying as Software Development Enterprises enjoy a preferential tax treatment of income tax exemption for the first two years, and 50% reduction of rate (i.e. 12.5%) for the next three years. Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Qualified as a Software Development Enterprise and a High and New Technology Enterprise, Zhongchao Shanghai received the preferential tax treatments from the year ended December 31, 2016, and was exempted from income taxes for the years ended December 31, 2016 and 2017, applied a preferential income tax rate of 12.5% for the years ended December 2018 through 2020. From January 1, 2021, Zhongchao Shanghai was subject to an EIT of 25%.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities is entitled to deduct 175% research and development expenses against income to reach a net operating income.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. Out of our significant accounting policies, which are described in Note 2 – Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition, (ii) accounts receivable, (iii) share-based compensation, and (iv) income tax.

We consider an accounting estimate to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for doubtful accounts

We review the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. We also periodically evaluate individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2021, 2020 and 2019, the Company wrote off $1,449,827, $336,367 and $nil against accounts receivable as the Company evaluated it is remote to collect the balance.   As of December 31, 2021 and 2020, the Company had no allowance against doubtful accounts receivable.

Share-based compensation

We measure the cost of the employee share options based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. The grant date fair value is estimated using binomial option pricing model, which involves key assumptions of expected volatility, risk-free interest rate, exercise multiples, expected dividend yield, life of options, and fair value of underlying ordinary shares. For the years ended December 31, 2021, 2020 and 2019, the Company had stock-based compensation expenses of $211,832, $168,350 and $159,984, respectively.

Valuation of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, our management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. For the years ended December 31, 2021, 2020 and 2019, we did not provide any valuation allowance against deferred tax assets.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. we recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in our consolidated statement of comprehensive income and comprehensive income. As of December 31, 2021 and 2020, there were $1,470,344 and nil of unrecognized tax benefits that if recognized would affect the annual effective tax rate, respectively.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Footnote 2(cc) of our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9% respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, bank borrowings and equity financing.

During the year ended December 31, 2021, 2020 and 2019, the Company generated net income of $238,665, $4,457,097, and $4,000,499, respectively.

As of December 31, 2021 and 2020, we had cash and cash equivalents of $13,914,982 and $15,072,947, and working capital of $23,665,269 and $26,613,464, respectively. We intend to continue to use these funds to grow our business primarily by:

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

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2021, 2020, and 2019.

	For the Years Ended December 31,
	2020	2019	2018
Net cash provided by (used in) operating activities	$2,861,848	$(1,037,839)	$1,408,020
Net cash used in investing activities	(4,017,284)	(4,094,678)	(203,074)
Net cash provided by (used in) financing activities	-	11,497,654	(1,192,116)
Effect of exchange rate changes on cash and cash equivalents	(2,529)	875,258	(98,953)
Net (decrease) increase in cash and cash equivalents	(1,157,965)	7,240,395	(86,123)
Cash and cash equivalents at beginning of year	15,072,947	7,832,552	7,918,675
Cash and cash equivalents at end of year	$13,914,982	$15,072,947	$7,832,552

Operating activities

Fiscal Years Ended December 31, 2021 and 2020

Net cash provided by operating activities was $2,861,848 for the fiscal year ended December 31, 2021, a change of $3,899,687 from net cash used in operating activities of $1,037,839 for the fiscal year ended December 31, 2020. We made a net income of $238,665 for the fiscal year ended December 31, 2021, a decrease of $4,218,432, from $4,457,097 for the fiscal year ended December 31, 2020. In addition to the change in profitability, the change in net cash used in operating activities was the result of several factors, including:

●	An increase of $104,230 in accounts receivable for the fiscal year ended December 31, 2021, as compared with an increase of $5,486,914 for the year ended December 31, 2020. The change was mainly because the Company improved its collection from customers; and

●	A decrease of $1,302,009 in other current assets for the fiscal year ended December 31, 2021, as compared with an increase of $1,143,200 in other current assets for the fiscal year ended December 31, 2020. The change was mainly caused by consumption of prepaid advertising fee of $977,077 in the year of 2021, among which prepaid advertising expenses of $459,235 was refunded to the Company in January 2021 as the Company suspended cooperation with the vendor.

●	An increase of $905,733 in income tax payable for the fiscal year ended December 31, 2021, as compared with an increase of $535,981 for the fiscal year ended December 31, 2020. The change was mainly caused by increase of current income tax expenses as we generated taxable income from two subsidiaries which were subject to income tax rate of 25% in the year 2021, as compared with taxable income from one subsidiary which enjoy a preferential income tax rate of 10% in the year 2020.

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

Investing activities

For the fiscal year ended December 31, 2021, we had net cash used in investing activities of $4,017,284 which was primarily attributable to purchase of properties and equipment of $1,799,860, investment in an equity method investee of $708,129,   loan made to a related party of $387,549, investment in an equity security of $150,000,   net loans made to third parties of $2,650,113, partially offset by redemption of certain listed equity securities through open market of $1,678,367.

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

Financing activities

For the fiscal year ended December 31, 2021, we had no cash provided by or used in financing activities.

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

Holding Company Structure

Zhongchao Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIE and their subsidiaries in China. As a result, Zhongchao Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and development, Patents and License, etc.

Research and development expenses consist primarily of salary and welfare expenses for IT department employees who work for development of the Company’s platform and database, and software and related intellectual property expenses which was used to develop an extensive library of licensed content and medical database.

Our research and development expenses were $758,878, $816,553 and $864,320 for the fiscal years ended December 31, 2021, 2020, and 2019, respectively.

We are continued to commit to work on the development and maintenance in our platform and database as we intend to provide professionals and consumers with Internet-based access to our courses and education software and enhance the consumer experience.

D.	Trend information

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

Contractual obligations

As of December 31, 2021, our contractual obligation is as follows:

		Less than	1-2	2-3
Contractual Obligations	Total	1 year	years	years	Thereafter
Future lease payments (1)	$210,761	$96,342	$35,330	$26,363	$52,726

Total	$210,761	$96,342	$35,330	$26,363	$52,726

(1)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2021, our future lease payments totaled $210,761.

G.	Safe Harbor

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

Name	Age	Position
Weiguang Yang	40	President, Chief Executive Officer, and Chairman of the Board
Pei Xu	40	Chief Financial Officer, Secretary, and Director
Xuejun Chen	44	Chief Medical Officer
Baoqian Tian	38	Chief Sales Officer
Shuang Wu	39	Chief Operating Officer
John C. General (1)(4)	60	Independent director
Kevin Dean Vassily (2)	56	Independent director
Dan Li (3)	46	Independent director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

Weiguang Yang is the founder of Zhongchao Inc. and Zhongchao Shanghai. He has served as our general manager Zhongchao Shanghai since August 2012. Since January 2021, Mr. Yang has served as the co-chief executive officer and director of TradeUp Acquisition Corp. (NASDAQ: UPTD), a special purpose acquisition corporation. From June 2013 to June 2016, Mr. Yang served as the first Chinese board member on the Global Alliance for Medical Education (GAME), a non-for-profit organization dedicated to the advancement of innovation in medical education throughout the world. From October 2015 to July 2012, Mr. Yang was the general manager at Medwork, a continuing medical education company. Mr. Yang obtained a bachelor degree in Clinical Medicine Science (traumatic surgery) from Gannan Medical University in 2005. Mr. Yang attended the master course of Social Medicine and Health Management as continuing education from 2006 to 2008 in Capital Medical University of China. From 2010 to 2012, Mr. Yang took part in the master course of Integrated Marketing Communication in Tsinghua University.

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

Kevin Dean Vassily is an independent director of the Company. In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (NASDAQ: IPW), a leading online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, a financial analytics company focused on the Asset Management industry. From March 2019 through 2020, he served as an advisor at Woodseer, a financial technology firm providing global dividend forecasts. He serves as an advisor at Go Capture, responsible to provide strategic, business development, and product development advisory work for emerging “Data as a Service” platform from July 2018 to present. He also serves as an advisor at Prometheus Fund, responsible to provide strategic, due diligence, and opportunity sourcing for Shanghai based merchant bank/PE firm focused on the “green” economy from July 2018 to present. Mr. Vassily served as an associate director of research at Keybanc Capital Markets, responsible for the KeyBanc Data Insights initiative and co-managed the Technology Research vertical from January 2015 to June 2018. From December 2010 to December 2014, he served as the director of research at Pacific Epoch, responsible for a complete overhaul of product and a complete business model restart post acquisition focusing on a “data-first” offering. From May 2007 to December 2010, he served as Asia technology business development/senior analyst at Pacific Crest Securities, responsible for establishing firm’s presence and relevance covering Asia Technology. From June 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, responsible for research in semiconductor and related technologies. From January 2001 to May 2003, he served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners, responsible for publishing research and maintaining financial models on each of the companies under coverage. He holds a bachelor degree in liberal arts from Denison University and a master degree in business administration from the Tuck School of Business at Dartmouth College. Mr. Vassily is also an independent director for Denali Capital Acquisition Corp. (Nasdaq: DECA), a special purpose acquisition company listed on Nasdaq, an independent director nominee for Feutune Light Acquisition Corp., a special purpose acquisition company to be listed on Nasdaq, and an independent director nominee for Fortune Joy International Acquisition Corp., a special purpose acquisition company to be listed on Nasdaq.

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

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended 2021.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Weiguang Yang/ CEO(1)	2021	$94,693.63	$-	$-	$94,693.63

Pei Xu / CFO(2)	2021	$50,526.32	$-	-	$50,526.32

Xuejun Chen / Chief Medical Officer(3)	2021	$59,237.11	$-	$-	$59,237.11

Baoqian Tian / Chief Sales Officer(4)	2021	$113,441.13	$-	$-	$113,441.13

Shuang Wu / Chief Operating Officer(5)	2021	$61,978.81	$-	$-	$61,978.81

(1)	Appointed Chairman and CEO effective as of August 2019.

(2)	Appointed CFO effective as of August 2019

(3)	Appointed Chief Medical Officer effective as of August 2019.

(4)	Appointed Chief Sales Officer effective as of August 2019.

(5)	Appointed Chief Operating Officer effective as of August 2019.

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

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors will not receive any additional remuneration for serving as directors of the Company other than their remuneration as employees of the Company. Each of the non-employee directors is entitled to receive annual cash compensation in the amount of $24,000, payable quarterly, and stock option to purchase certain amount of Class A Ordinary Shares under Company’s 2019 Equity Incentive Plan. On September 13, 2021, we compensated each of three independent directors, John C. General, Kevin Dean Vassily, and Dan Li, 6,000 Class A Ordinary Shares for their services provided to the Company as members of the Board and the Board’s committees.

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

Board Diversity Matrix

Board Diversity Matrix (As of May 6, 2022)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of the date of this Annual Report, we have a total of 136 full-time employees, of which 26 are in research and development, 40 are in sales and marketing, 52 are in technical and customer services, and 18 are in general administration.

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

In March 2022, in consideration of the business promotion purpose and the uncertainty of the COVID-19 development and governmental restrictions in connection with the COVID-19, we leased a residential apartment for an employee in Chongqing for a two-year term payable quarterly for a total of $942 (RMB 6,000) each rent payment.

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

The percentage of beneficial ownership owned is based on 20,513,423 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, see “Our Corporate History and Structure” on page 46, and including 1,060,000 Class A Ordinary Shares issuable pursuant to the Registration Statement on Form F-3 (File No. 333-256190). For more details of the F-3, please see “Item 4. Information on the Company—The “Shelf” Offering” on page 55) and 5,497,715 Class B Ordinary Shares outstanding as of the date of this Annual Report.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power	Shares	Power*

Directors, Named Executive Officers, and 5% Beneficial Owner
Weiguang Yang(1)(9)	-	-	5,497,715	80.08%
Pei Xu (2) (10)	371,628	0.36%	-	-
Xuejun Chen (3) (10)	689,310	0.67%	-	-
Baoqian Tian (4) (10)	199,879	0.19%	-	-
Shuang Wu (5) (10)	651,719	0.63%	-	-
John C. General (6)	12,000	0.01%
Dan Li (7)	12,000	0.01%
Kevin Dean Vassily (8)	12,000	0.01%
More Healthy Holdings Limited (9)	-		5,497,715	80.08%
Worthy Health Limited Partnership (10)	2,997,000	2.91%	-	-
All directors and executive officers as a group (8 persons)	1,948,536	1.89%	5,497,715	80.08%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 15 votes.

*	Unless otherwise indicated, the business address of each of the individuals is Zhongchao, Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

(1)	Mr. Weiguang Yang is the Chairman, Chief Executive Officer, and President of Zhongchao. Mr. Yang holds the shares through his control of More Healthy Holdings Limited.

(2)	Ms. Pei Xu is the Chief Financial Officer of Zhongchao.

(3)	Mr. Xuejun Chen is the Chief Medical Officer of Zhongchao.

(4)	Mr. Baoqian Tian is the Chief Sales Officer of Zhongchao.

(5)	Ms. Shuang Wu is the Chief Operating Officer of Zhongchao.

(6)	Mr. John C. General is the independent director, chair of the Audit Committee, and Audit Committee financial expert of Zhongchao.

(7)	Ms. Dan Li is the independent director and the chair of the Nominating Committee of Zhongchao.

(8)	Ms. Kevin Dean Vassily is the independent director and the chair of the Compensation Committee of Zhongchao.

(9)	More Healthy Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands (“More Healthy”). The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang.

(10)	Worthy Health Limited Partnership is a limited partnership incorporated under the laws of British Virgin Islands (“Worthy Health”), the general partner of which is More Successful Group Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“More Successful”), which is controlled by Pei Xu who acts as the sole director of More Successful. The general partner exercises the voting rights with respect to the shares held by Worthy Health. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in Worthy Health. As limited partners, Pei Xu, Xuejun Chen, Baoqian Tian, and Shuang Wu respectively own 11.4%, 23%, 6.67%, and 21.75% partnership interests of Worthy Health, beneficially representing 341,658 Class A Ordinary Shares, 689,310 Class A Ordinary Shares, 199,879 Class A Ordinary Shares, and 651,719 Class A Ordinary Shares of the Company. The principal office address of Worthy Health is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this Annual Report, there were 4 holders of record entered in our Class A ordinary share register and 1 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

The following is a description of transactions since January 1, 2019, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last three completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

As of December 31, 2021, the Company had a balance of $392,305 due from Easy Clinic (Note 10), over which the Company owned 47% equity interest. The balance was a loan to the newly set up equity investee to support its working capital. As of the date of this report, the related party repaid the outstanding balance.

As of December 31, 2020, the Company had no balances due from or due to related parties.

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

Form January to March 2022, the Company made short term interest-free loans to two unaffiliated third parties in the aggregated amount of approximately $0.83 million and Mr. Weiguang Yang provides irrevocable guarantee over such outstanding loans. The Company expects to collect the loans at the end of 2022.

VIE Arrangements with our VIE and its Shareholders

See “Corporate History and Structure— VIE Arrangements.”

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

On April 18, 2022, a civil complaint was filed by Ms. Lirong Yang, the sister of Mr. Weiguang Yang against a third-party individual for unauthorized occupation of a property located in the Tongzhou District, Beijing in the Tongzhou Court. Shanghai Maidemu is considered as a beneficiary of the complaint as it is the ultimate owner/beneficiary of the property pursuant to a certain real estate entrust agreement between Shanghai Maidemu and Ms. Yang; and the property was purchased during a public judicial auction in May 2021 to be used as a Beijing office for Shanghai Maidemu. On April 21, 2022, Ms. Lirong Yang was notified that the Tongzhou Court has completed the preliminary review of the complaint. As of the date hereof, the complaint is pending the notification of the preliminary mediation conference by the Tongzhou Court.

Except as disclose above, from time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement on Form F-1 (File No. 333-234807) became effective on February 21, 2020. Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol ZCMD.

B. Plan of Distribution

The Registration Statement on Form F-3 (File No. 333-256190) became effective on May 24, 2021. We may offer and sell Class A ordinary shares, $0.0001 par value per share, having an aggregate offering price of up to $10,400,000 from time to time through or to US Tiger Securities, Inc., acting as our agent.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 1.3% in fiscal year 2019, appreciated by 6.2% in fiscal year 2020 and depreciated by 2.5% in fiscal year 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our initial public offering of 3,000,000 Class A Ordinary Shares. The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $12.0 million, and net proceeds of approximately $9.97 million. The registration statement relating to the IPO also covered the underwriters’ common stock purchase warrants and the Ordinary Shares issuable upon the exercise thereof in the total amount of 315,000 Class A Ordinary Shares.

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

In connection with the offering under Form F-3, we intend to use the net proceeds from the sale of any securities offered under Form F-3 and the accompanying prospectus for general corporate purposes. General corporate purposes may include but not limited to costs for research and development, sales and marketing activities, funding for the hiring of additional personnel, capital expenditures and the costs of operating as a public company. We may temporarily invest the net proceeds in a variety of capital preservation instruments, including investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or may hold such proceeds as cash, until they are used for their stated purpose. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, management will retain broad discretion over the allocation of net proceeds.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2021 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2021, we identified two material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2021.   The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2021, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP for the periods indicated:

	December 31, 2021	December 31, 2020
	USD’000	USD’000
Audit Fees	$240,000	$220,000
Audit Related Fees	30,000	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$270,000	$220,000

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

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhongchao Inc., and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1***	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association
4.1**	Specimen Class A Ordinary Share Certificate
4.2***	Form of Underwriter Warrant
5.1***	Opinion of Conyers Dill & Pearman
5.2***	Opinion of Hunter Taubman Fischer & Li LLC
10.1**	Employment Agreement between Zhongchao Inc. and Weiguang Yang dated as of August 7, 2019
10.2**	Employment Agreement between Zhongchao Inc. and Pei Xu dated as of August 7, 2019
10.3**	Employment Agreement between Zhongchao Inc. and Xuejun Chen dated as of August 7, 2019
10.4**	Employment Agreement between Zhongchao Inc. and Baoqian Tian dated as of August 7, 2019
10.5**	Employment Agreement between Zhongchao Inc. and Shuang Wu dated as of August 7, 2019
10.6**	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.7**	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.8**	Spouse Consent Letters of the spouse of each married shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of August 14, 2019
10.9**	Master Exclusive Service Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.10**	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.11**	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.12**	Director Offer Letter between Zhongchao Inc. and Weiguang Yang dated as of November 17, 2019
10.13**	Director Offer Letter between Zhongchao Inc. and Pei Xu dated as of November 17, 2019
10.14**	Independent Director Offer Letter between Zhongchao Inc. and John C. General dated as of November 17, 2019
10.15**	Independent Director Offer Letter between Zhongchao Inc. and Kevin Dean Vassily dated as of November 17, 2019
10.16**	Independent Director Offer Letter between Zhongchao Inc. and Dan Li dated as of November 17, 2019
10.17**	Warrant to Purchase Class A Ordinary Shares between Zhongchao Inc. and HF Capital Management Delta, Inc. dated as of August 1, 2019

Exhibit	Exhibit title
10.18**	English translated copy of Framework Agreement among Zhongchao Medical Technology (Shanghai) Corp., Mr. Weiguang Yang, and Yantai Hanfujingfei Investment Center (LP) dated as of August 1, 2019
10.19****	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.
10.20****	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.
10.21****	Spouse Consent Letters of the spouse of each married shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of September 10, 2020.
10.22****	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.
10.23****	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.
10.24****	Confirmation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Shanghai and its shareholders dated as of September 10, 2020.
10.25*****	Sales Agreement by and between the Zhongchao Inc. and US Tiger Securities, Inc., as the sales agent dated as of December 17, 2021.
10.26	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2021.
10.27	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2021.
10.28	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2021.
10.29	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2021.
10.30	Spouse Consent Letter of the spouse of Mr. Weiguang Yang, the shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of September 10, 2021.
10.31	Guarantee Agreement between Mr. Weiguang Yang and Zhongchao USA LLC dated as of April 26, 2022
10.32	Guarantee Agreement between Mr. Weiguang Yang and Shanghai Maidemu Cultural Communication Corp. dated as of April 26, 2022.
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1**	Code of Conduct and Ethics
15.1	Consent of Marcum Bernstein & Pinchuk LLP
21.1	List of Subsidiaries and VIE of the Registrant
24.1*	Power of Attorney (included on signature page)
99.1**	Charter of the Audit Committee
99.2**	Charter of the Compensation Committee
99.3**	Charter of the Nominating and Corporate Governance Committee
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed; incorporated by reference to the identically named exhibit filed with the Annual Report on 20-F/A (File No. 001-39229) filed with the Securities and Exchange Commission on August 6, 2021
**	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019
***	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on January 10, 2020.
****	Previously filed; incorporated by reference to the identically named exhibit filed with Form 6-K (File No. 001-39229) filed with the Securities and Exchange Commission on September 16, 2020.
*****	Previously filed; incorporated by reference to the identically named exhibit filed with Form 6-K (File No. 001-39229) filed with the Securities and Exchange Commission on December 17, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	May 6, 2022

ZHONGCHAO INC.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Zhongchao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhongchao Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor since 2019

New York, NY
May 6, 2022

ZHONGCHAO INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	$13,914,982	$15,072,947
Short-term investments	296,158	2,032,928
Accounts receivable	9,218,883	10,321,837
Prepayments	394,971	554,298
Loans receivable	2,660,668	-
Due from a related party	392,305	-
Other current assets	375,709	1,613,408
Total Current Assets	27,253,676	29,595,418

Investment in equity method investees	1,993,285	1,258,787
Investment in an equity security	150,000	-
Property and equipment, net	3,923,086	1,997,761
Deposit for property	181,233	700,884
Prepayments for lease of land	353,347	367,588
Intangible assets, net	30,259	34,973
Right of use assets	205,824	65,137
Deferred tax assets	2,176,710	795,547
Total Assets	$36,267,420	$34,816,095

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$38,933	$408,426
Advances from customers	7,432	6,760
Income tax payable	2,478,273	1,523,175
Operating lease liabilities, current portion	88,968	62,160
Accrued expenses and other liabilities	974,801	981,433
Total Current Liabilities	3,588,407	2,981,954

Operating lease liabilities, noncurrent portion	112,591	-
Total Liabilities	3,700,998	2,981,954

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 19,453,423 and 19,435,423 shares issued and outstanding at December 31, 2021 and 2020, respectively)	1,946	1,944
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at December 31, 2021 and 2020, respectively)	550	550
Additional paid-in capital	22,986,975	22,775,154
Statutory reserve	1,199,054	801,502
Retained earnings	7,180,891	7,339,778
Accumulated other comprehensive income	1,197,006	915,213
Total Shareholders’ Equity	32,566,422	31,834,141
Total Liabilities and Shareholders’ Equity	$36,267,420	$34,816,095

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2021	2020	2019
Revenues	$16,296,770	$17,989,788	$14,882,763
Cost of revenues	(6,857,944)	(6,117,640)	(4,655,827)
Gross Profit	9,438,826	11,872,148	10,226,936

Operating Expenses
Selling and marketing expenses	(3,137,316)	(3,441,941)	(3,196,469)
General and administrative expenses	(5,863,373)	(3,124,301)	(2,524,003)
Research and development expenses	(758,878)	(816,553)	(864,320)
Total Operating Expenses	(9,759,567)	(7,382,795)	(6,584,792)

(Loss) Income from Operations	(320,741)	4,489,353	3,642,144

Interest income, net	175,987	146,965	211,479
Other income, net	34,001	305,566	534,020
(Loss) Income Before Income Taxes	(110,753)	4,941,884	4,387,643

Income tax benefits (expenses)	349,418	(484,787)	(387,144)

Net Income	238,665	4,457,097	4,000,499

Net loss attributable to noncontrolling interests	-	1,283	46,171

Net Income Attributable to Zhongchao Inc.’s shareholders	$238,665	$4,458,380	$4,046,670

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	281,793	1,259,984	(173,604)
Comprehensive Income	520,458	5,717,081	3,826,895

Total comprehensive loss attributable to noncontrolling interests	-	1,283	46,171
Total comprehensive income attributable to Zhongchao Inc.’s shareholders	$520,458	$5,718,364	$3,873,066

Weighted average number of ordinary share outstanding
Basic and Diluted	24,938,513	24,425,637	21,600,135

Earnings per share
Basic and Diluted	$0.010	$0.183	$0.187

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary share				Additional		(Accumulated Deficit)	Accumulated other comprehensive	Non-
	Class A		Class B		paid-in	Statutory	Retained	(loss)	controlling	Total
	Shares	Amount	Shares	Amount	capital	Reserve	earning	income	interest	equity
Balance as of January 1, 2019	16,102,420	$1,610	5,497,715	$550	$11,945,979	$20,539	$(384,309)	$(171,167)	$(27,836)	$11,385,366
Share-based compensation expenses	-	-	-	-	159,984	-	-	-	-	159,984
Buy out of a non-controlling interests	-	-	-	-	(61,108)	-	-	-	27,390	(33,718)
Net income (loss)	-	-	-	-	-	-	4,046,670	-	(46,171)	4,000,499
Appropriation of statutory reserve	-	-	-	-	-	395,274	(395,274)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(173,604)	-	(173,604)
Balance as of December 31, 2019	16,102,420	$1,610	5,497,715	$550	$12,044,855	$415,813	$3,267,087	$(344,771)	$(46,617)	$15,338,527
Share-based compensation expenses	-	-	-	-	168,350	-	-	-	-	168,350
Issuance of Class A Ordinary Shares pursuant to initial public offering, net of issuance costs	3,315,003	332	-	-	10,609,851	-	-	-	-	10,610,183
Issuance of restricted Class A Ordinary Shares to non-executive directors	18,000	2	-	-	(2)	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	4,458,380	-	(1,283)	4,457,097
Appropriation of statutory reserve	-	-	-	-	-	385,689	(385,689)	-	-	-
Buy out of a non-controlling interests	-	-	-	-	(47,900)	-	-	-	47,900	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	1,259,984	-	1,259,984
Balance as of December 31, 2020	19,435,423	$1,944	5,497,715	$550	$22,775,154	$801,502	$7,339,778	$915,213	$-	$31,834,141
Issuance of restricted Class A Ordinary Shares to non-executive directors	18,000	2	-	-	(2)	-	-	-	-	-
Share-based compensation expenses	-	-	-	-	211,823	-	-	-	-	211,823
Net income	-	-	-	-	-	-	238,665	-	-	238,665
Appropriation of statutory reserve	-	-	-	-	-	397,552	(397,552)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	281,793	-	281,793
Balance as of December 31, 2021	19,453,423	$1,946	5,497,715	$550	$22,986,975	$1,199,054	$7,180,891	$1,197,006	$-	$32,566,422

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net income	$238,665	$4,457,097	$4,000,499
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Write-off of accounts receivable	1,449,827	336,367	-
Depreciation and amortization expenses	341,608	202,325	102,905
Amortization of right of use assets	361,369	222,353	159,259
Share-based compensation expenses	211,823	168,350	159,984
Deferred tax benefits	(1,346,616)	(58,424)	(318,087)
Equity investment loss	13,758	25,622	-
Changes in fair value of short-term investments	58,403	10,331	-
Changes in operating assets and liabilities:
Accounts receivable	(104,230)	(5,486,914)	(3,134,065)
Prepayments	171,144	(197,402)	231,894
Other current assets	1,302,009	(1,143,200)	119,523
Accounts payable	(375,144)	260,350	94,461
Advances from customers	496	6,398	(476,261)
Income tax payable	905,733	535,981	618,120
Accrued expenses and other liabilities	(4,430)	179,738	408,725
Lease liabilities	(362,567)	(230,819)	(153,616)
Deferred government grants	-	(325,992)	(405,321)
Net Cash Provided by (Used in) Operating Activities	2,861,848	(1,037,839)	1,408,020

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,799,860)	(160,602)	(1,312,941)
Payments of deposits for property purchase	-	(688,267)	-
Investments in short-term investments	-	(2,043,259)	(2,460,879)
Investment in a limited partnership	-	(1,217,039)	-
Investment in equity method investees	(708,129)	-	-
Investment in an equity security	(150,000)	-	-
Release from short-term investments	1,678,367	-	3,618,940
Buy out of a non-controlling interests	-	-	(33,718)
Loan (provided to) repayment from related parties	(387,549)	14,489	(14,476)
Loans provided to third parties	(3,725,211)	-	-
Loans repayment from third parties	1,075,098	-	-
Net Cash Used in Investing Activities	(4,017,284)	(4,094,678)	(203,074)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares in connection with initial public offering, net of offering cost	-	11,886,363	-
Payment of expenses relating to initial public offerings	-	(388,709)	(468,328)
Repayment of bank borrowings	-	-	(723,788)
Net Cash Provided by (Used in) Financing Activities	-	11,497,654	(1,192,116)

Effect of exchange rate changes on cash and cash equivalents	(2,529)	875,258	(98,953)

Net (decrease) increase in cash and cash equivalents	(1,157,965)	7,240,395	(86,123)
Cash and cash equivalents at beginning of year	15,072,947	7,832,552	7,918,675
Cash and cash equivalents at end of year	$13,914,982	$15,072,947	$7,832,552

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$30,312
Cash paid for income tax	$91,464	$2,642	$87,111

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$555,639	$37,919	$419,362

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

The consolidated financial statements reflect the activities of Zhongchao Shanghai and each of the following entities:

Name	Background		Ownership
Zhongchao Group Inc. (“Zhongchao BVI”)	●	A BVI company	100% owned by Zhongchao Cayman
	●	Incorporated on April 23, 2019
	●	A holding company
Zhongchao USA LLC (“Zhongchao USA”)	●	A United States company	100% owned by Zhongchao Cayman
	●	Incorporated on 3 September, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Japan (“Zhongchao Japan”)	●	A Japan company	100% owned by Zhongchao USA since December 2021. Before December 2021, 10% owned by Zhongchao USA and 90% owned by Mr. Weiguang Yang
	●	Incorporated on 1 October, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Group Limited (“Zhongchao HK”)	●	A Hong Kong company	100% owned by Zhongchao BVI
	●	Incorporated on May 14, 2019
	●	A holding company
Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”)	●	A PRC company and deemed a wholly foreign owned enterprise	100% owned by Zhongchao HK
	●	Incorporated on May 29, 2019

	●	A holding company
Zhongchao Shanghai	●	A PRC limited liability company	VIE of Beijing Zhongchao Zhongxing Technology Limited
	●	Incorporated on August 17, 2012

	●	Engaged in technology development, technology transfer, and technical services in the field of medical technology, technical consulting in the field of network technology, and medical information consulting
Shanghai Maidemu Cultural Communication Corp. (“Shanghai Maidemu”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on March 12, 2015

	●	Planning for cultural and artistic exchanges, designing, producing, acting for and publishing various kinds of advertisements, and medical consultation (no medical diagnosis and treatment activities allowed).

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on May 27, 2017

	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Shanghai Zhongxin Medical Technology Co., Ltd (“Shanghai Zhongxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxun*
	●	Incorporated on October 10, 2018

	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Shanghai Huijing Information Technology Co., Ltd., (“Shanghai Huijing”)	●	A PRC limited liability company	100% owned by Shanghai Maidemu
	●	Incorporated on September 28, 2016

	●	Engaged in technology development, transfer, service and consulting in the fields of computer technology, graphic designing, website page designing, planning cultural and artistic exchanges.
Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”)	●	A PRC limited liability company	70% owned by Zhongchao Shanghai, and 30% owned by Mr. Zhengbo Ma on behalf of Zhongchao Shanghai
	●	Incorporated on April 27, 2020

	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Shanghai Xinyuan Human Resources Co., Ltd. (“Shanghai Xinyuan”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on January 13, 2021

	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Hainan Zhongteng Medical Technology Co., Ltd. (“Hainan Zhongteng”)	●	A PRC limited liability company	100% owned by Beijing Boya
	●	Incorporated on July 16, 2021

	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Hainan Muxin Medical Technology Co., Ltd. (“Hainan Muxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on July 21, 2021

	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

Zhixun Internet Hospital (Liaoning) Co., Ltd. (“Liaoning Zhixun”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on July 6, 2020

	●	Engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consulting services, sales of medical appliances and other medical products.
Ningxia Zhongxin Internet Hospital Co., Ltd. (“Ningxia Zhongxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated in May 18, 2021
	●	Engaged in online hospital operation, provide online medical service, online consultation, prescription information services, and medication retails.

*	51% of the equity interest owned by Shanghai Zhongxun before November 2020. Through certain entrustment agreements, Mr. Weiguang Yang, Beijing Zhongchao Yixin Management Consulting Partnership, LLP (“Zhongchao Yixin”), and Beijing Zhongren Yixin Management Consulting Partnership, LLP (“Zhongren Yixin”), hold 19%, 20% and 10% of the equity interest of Shanghai Jingyi on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

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

On August 15, 2019, HF Capital Management Delta, Inc. (“HF Capital”), a 6.25 % shareholder of Zhongchao Shanghai, planned to withdraw its equity interest in Zhongchao Shanghai (which is representative of 1,350,068 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two existing shareholders), and to contribute the same amount of capital to Zhongchao Cayman directly. The Company and HF Capital entered into a certain warrant agreement to purchase ordinary shares of the Company, pursuant to which the Company granted a warrant to HF Capital, who expects to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there is no uncertainties of going through them. The warrant entitled HF Capital to purchase 1,350,068 Class A Ordinary Shares, representing 5.41% economic beneficial interest, or 1.32% of the voting ownership interest of the Company as of December 31, 2021, from the Company, if the following conditions are met:

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

2)	HF Capital has fully paid the capital contribution to Zhongchao Cayman; and

3)	The Company released the paid-in capital of HF Capital from Zhongchao Shanghai

The practice is solely a result of tax planning from HF Capital. As the warrant does not cause the Company to transfer or receive any assets, or exchange any other financial instruments on potentially favorable or unfavorable terms with shareholder. The warrant does not meet the definition of a financial instrument as defined in ASC 480 Distinguishing Liabilities from Equity. The management believed the agreement between the Company and HF Capital is a commitment rather than a financial instrument. As such, the warrant is not subject to accounting treatment. In addition, the management expected that there is no circumstance under which the 1,350,068 Class A Ordinary Shares would not be issued, thus the 1,350,068 underlying Class A Ordinary Shares should be included in the ordinary shares outstanding as of December 31, 2021 and 2020 and in the calculation of the basic and diluted weighted average ordinary share issued and outstanding for calculating basic and diluted earnings per share.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Class A Ordinary Shares issued and outstanding presented on the financial statements is reconciled with the number of shares legally as follows:

	December 31, 2021	December 31, 2020
Number of Class A Ordinary Shares legally issued and outstanding	18,103,355	18,085,355
Class A Ordinary Shares committed to be issued to HF Capital	1,350,068	1,350,068
Number of Class A Ordinary Shares outstanding and issued presented on the financial statements	19,453,423	19,435,423

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

Accordingly, on September 10, 2020, to clarify the legal effect of the Capital Reduction and to sustain the effective control over Zhongchao Shanghai by the Company, Mr. Yang and Shanghai Xingzhong, as the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the VIE Agreements except the number of shareholders of Zhongchao Shanghai reduced to two (the “New VIE Agreements”). Upon entry into the New VIE Agreements, the VIE Agreements, except for the Master Exclusive Service Agreement, were expired.

The significant terms of the VIE Arrangements and New VIE Arrangements by and among the Company’s wholly-owned subsidiary, Zhongchao WFOE, its consolidated variable interest entity, Zhongchao Shanghai, and the shareholders of Zhongchao Shanghai are as follows:

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

The Company has concluded that the Company is the primary beneficiary of Zhongchao Shanghai and its subsidiaries, and should consolidate their financial statements. The Company is the primary beneficiary based on the Proxy Agreement and Power of Attorney entered into as part of the VIE Agreements that each equity holder of Zhongchao Shanghai assigned their rights as a shareholder of Zhongchao Shanghai to Zhongchao WOFE. These rights include, but are not limited to, voting on all matters of Zhongchao Shanghai requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Zhongchao Shanghai, oversee and review Zhongchao Shanghai’s operation and financial information. As such, the Company, through Zhongchao WOFE, is deemed to hold all of the voting equity interest in Zhongchao Shanghai and its subsidiaries. For the periods presented, the Company has not provided any financial or other support to either Zhongchao Shanghai or its subsidiaries. However, pursuant to the Master Exclusive Services Agreement, the Company may provide complete technical support, consulting services and other services during the term of the VIE agreements. Though not explicit in the VIE agreements, the Company may provide financial support to Zhongchao Shanghai and its subsidiaries to meet its working capital requirements and capitalization purposes. The terms of the VIE Agreements and the Company’s plan of financial support to the VIE were considered in determining that the Company is the primary beneficiary of the VIE. Accordingly, the financial statements of the VIE are consolidated in the Company’s consolidated financial statements.

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

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principal of consolidation

Affiliates are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements include the accounts of Zhongchao Inc, its subsidiaries and VIE and VIE’s subsidiaries, and Zhongchao   Japan. These companies are controlled by a common controlling shareholder. Zhongchao Japan was acquired from the Company’s controlling shareholder in December 2021, such acquisition was accounted for as acquisition under common control and the Zhongchao Japan was consolidated from December 2021, and the comparative financial statement were prepared on a consolidated basis retrospectively from the date Zhongchao Japan was incorporated (i.e, October 30, 2020). In the consolidated financial statements, the assets and liabilities of Zhongchao Japan are presented at their carrying amount. The Company recognizes in equity any difference between the consideration paid and the net assets recognized. No goodwill or losses may be recognized on consolidation. The revenues, cost, operating expenses and other expenses are consolidated for the relevant periods to be presented in the financial statements as if the combination occurred on October 1, 2020. Zhongchao Japan’s historical financial statements have immaterial impact to the consolidated financial statements of the Company.

All transactions and balances among the Company, its subsidiaries, VIE and Zhongchao   Japan have been eliminated upon consolidation.

(c)	Foreign currency translation

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

Translation   of amounts from RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2021	December 31, 2020
Balance sheet items, except for equity accounts	6.3726	6.5326

	For the Years Ended December 31,
	2021	2020	2019
Items in the statements of income and comprehensive income, and statements of cash flows	6.4508	6.9020	6.9081

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, fair value of the Company’s ordinary shares, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, valuation of deferred tax assets, and other provisions and contingencies.

(e)	Fair value of financial instruments

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

As of December 31, 2021 and 2020, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, accounts receivable,   due from a related party, other receivables, loans receivable, accounts payable and other payables, which approximate their fair values because of the short-term nature of these instruments. Short-term investments are trading securities with observable market price in active market. They are classified as level 1 investment and are measured at fair value   as of December 31, 2021 and 2020.

(f)	Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use.

(g)	Short-term investments

Short-term investments comprised of certain listed equity securities purchased through various open market transactions. Equity securities not measured by the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of income and comprehensive income, according to ASC 321 “Investments — Equity Securities”. During the years ended December 31, 2021 and 2020, the Company purchased certain listed equity securities and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value in the account of “other income, net”.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Accounts receivable

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. The Company provides customers with credit term ranging between one to six months, depending on credit assessment of customers. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2021, 2020 and 2019, the Company wrote off $1,449,827, $336,367 and $nil against accounts receivable as the Company evaluated it is remote to collect the balance. As of December 31, 2021 and 2020, there were no allowances for doubtful accounts for accounts receivable.

(i)	Prepayments

Prepayments represent amounts advanced to suppliers for providing services to the Company. The suppliers usually require advance payments when the Company orders service and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

(j)	Investments in equity method investees

In addition to the investment of investees over which the Company exercised significant influences, the Company also accounts for the investment in a limited partnership in which the Company holds more than minor equity interest (3% - 5%) in accordance with ASC 970-323-25-6 under the equity method of accounting.

The Company applies the equity method to account for investment in a limited partnership and other investees, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest.

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

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates, including consideration of the impact of the COVID-19 pandemic; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of was recognized for the years ended December 31, 2021, 2020 and 2019.

(k)	Investments in an equity security

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of income and comprehensive income, according to ASC 321 “Investments — Equity Securities”, which the Company adopted beginning January 1, 2021.

As of December 31, 2021, the Company had investment in one equity security. The Company elected to record an equity investment in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The equity investment in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security, including consideration of the impact of the COVID-19 pandemic.

(l)	Property and equipment

Property and equipment primarily consist of buildings, office equipment, and vehicle. Properties and equipment are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Building	20 years
Office equipment	3 years
Vehicle	4 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income and comprehensive income.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Prepayments for lease of land

Prepayments for lease of land represent prepayments to the lessee for sub-lease of two land use rights. Prepayments for lease of land are carried at cost less accumulated amortization and any impairment loss. Amortization is provided against the cost of lease prepayments on a straight-line basis over the period of the rights, which are 16 years and 32 years, respectively.

(n)	Intangible assets, net

Purchased intangible assets are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives as follows:

Trademarks	10 years
License	10 years
Software	10 years

(o)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2021, 2020 and 2019.

(p)	Revenue recognition

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Revenue recognition (continued)

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

Medical training and education services

The Company designs and provides medical training and education courses in both online and offline formats to physicians and allied healthcare professionals (the “training and education services”). The Company identifies a single performance obligation from contracts. The Company recognizes revenue at the point when the service was rendered. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of medical training and education courses to the Company. The fees are fixed and determinable at the inception of the services.

Offline medical training and education services courses – though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers is integration of all of these service commitments. The Company concludes that these service commitments are highly dependent with each other, in the context of the contract term. Thus, these service commitments are not distinct from each other, and the Company combines all service commitments performed as a single performance obligation. In cases where the Company engages third party experts to provide presentation in medical courses, as the Company determines the contents and the participants, it has the ability to direct these experts to provide medical training services for the Company. Therefore, the Company is primarily responsible for fulfilling the promise to provide the medial courses and has the discretion in establishing the transaction price. The Company is a principal in the provision of services and recognizes revenues on a gross basis.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Revenue recognition (continued)

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

Other consulting services

The Company also provides consulting services to its customers, including drafting research papers and providing other academic supports. The consulting services are accounted for as a single performance obligation and was recognized as revenue when the Company delivers services to the customers. Fees are generally collected after provision of services. For the years ended December 31, 2021, 2020, and 2019, the Company generated minimal amount from other consulting services.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

	For the Years Ended December 31,
	2021	2020	2019
Medical training and education services	$8,754,120	$10,543,852	$14,882,763
Assistance in patient-aid projects	7,343,343	7,445,936	-
Other consulting services	199,307	-	-
Total	$16,296,770	$17,989,788	$14,882,763

(q)	Cost of revenues

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $804,730, $310,637, and $497,402 for the years ended December 31, 2021, 2020 and 2019, respectively.

(s)	Research and development costs

Research and development costs are mainly comprised of salary and welfare expenses for the Company’s IT department employees who work for the development of the Company’s platform and database, and software and related intellectual property expenses which were used to develop an extensive library of licensed content and medical database. For the years ended December 31, 2021, 2020, and 2019, the Company incurred research and development expenses of $758,878, $816,553, and $864,320, respectively.

(t)	Advertising expenses

Advertising expenses primarily include advertisement for the Company’s platform for online medical courses. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the consolidated statements of income and comprehensive income were $2,204,233, $2,851,648, and $2,670,397 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the Company ordinary shares   , expected life, expected volatility and expected forfeiture rates. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2021, income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remain open for statutory examination.

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

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2021 and 2020.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2021, the Company held cash and cash equivalents of $13,914,982, among which were $7,177,728 was deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $78,500). In addition, the Company maintains certain bank accounts in Hong Kong and Cayman, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

2)	Foreign currency risk

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

3)	Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

The following significant amounts of Zhongchao Shanghai and its subsidiaries are included in the accompanying consolidated financial statements as of December 31, 2021 and 2020, and for the years ended   December 31, 2021, 2020 and 2019:

	December 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	$7,117,728	$6,717,940
Accounts receivable	9,218,883	10,321,837
Due from Zhongchao Inc.*	-	108,518
Other current assets	2,029,794	2,167,706
Investment in a limited partnership and an equity investee	1,993,285	1,258,787
Property and equipment, net	3,168,441	1,997,761
Other noncurrent assets	2,644,972	1,491,321
Total Assets	$26,173,103	$24,063,870

LIABILITIES
Advances from customers	$7,432	$6,760
Income tax payable	2,478,273	1,523,174
Operating lease liabilities	201,559	62,160
Due to Zhongchao Inc.*	599,347	748,630
Other current liabilities	1,011,371	1,389,860
Total Liabilities	$4,297,982	$3,730,584

	For the years ended December 31,
	2021	2020	2019
Revenues	$16,096,769	$17,989,788	$14,882,763
Income from Operations	$418,235	$4,525,855	$3,642,265
Net Income	$838,838	$4,484,029	$4,000,620

*	The balances due from/to Zhongchao Inc., are eliminated on consolidation.

As of December 31, 2021 and 2020, the VIE and its subsidiaries did not collateralize their assets for the obligation. Moreover the beneficial interest holders of the VIE and its subsidiaries had no recourse to the general credit of the Company or its subsidiaries.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	SHORT-TERM INVESTMENTS

During the year ended December 31, 2019, the Company made investments in various financial products from Chinese banks and wealth management companies, with variable return rate and with maturities between three months and one year. The Company classified these financial assets as held-to-maturity financial assets and recorded the assets at amortized cost, which approximates fair value. As of December 31, 2019, the Company collected the balance all short-term investments from Chinese banks and wealth management companies. For the year ended December 31, 2019, the Company earned interest income of $56,512 from the short-term investments.

As of December 31, 2021 and 2020, the balance of short-term investments represented certain listed equity securities purchased through various open market transactions invested by the Company during the year ended December 31, 2020. The short-term investments are trading securities. They are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income, net in the consolidated statement of income and comprehensive income. Loss from such short-term investment amounted to $58,403 and $10,331 for the years ended December 31, 2021 and 2020, respectively.

5.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2021	December 31, 2020
Prepaid advertising expense (i)	$-	$1,033,280
Deferred contract costs (ii)	-	272,804
Office rental deposit	203,896	86,287
Interest receivable	78,950	32,416
Prepaid rental fees	45,607	15,827
Prepaid consulting service fees	-	78,627
Others	47,256	94,167
	$375,709	$1,613,408

(i)	As of December 31, 2020, the balance of prepaid advertising expenses represents payments of advertising expenses to three vendors. Among the balance of $1,033,280 as of December 31, 2020, $459,235 was subsequently refunded from the vendor to the Company as the Company suspended cooperation with the vendor.

(ii)	As of December 31, 2020, the balances of deferred contract costs represented the travel and media expenses which were directly related to certain contracts with customers. The costs and expenses were incurred so as the Company would fulfil its performance obligation committed to its customers and were expected to be recovered.

6.	LOANS RECEIVABLE

	December 31, 2021	December 31, 2020
Borrower A	$266,767	$-
Borrower B	199,893	-
Borrower C	404,008	-
Borrower D	1,590,000	-
Borrower E	200,000	-
	$2,660,668	$-

During the year ended December 31, 2021, the Company made loans of RMB6,700,000 (approximately $1,038,631), RMB1,273,840 (approximately $197,470), RMB2,574,580 (approximately $399,110), $1,890,000 and $200,000 to five borrowers, Borrower A, B, C, D, E, respectively, and collected RMB 5,000,000 (approximately $775,098) and $300,000 from Borrower A and D, respectively, during the year 2021. There were total balances of approximately $2,660,668 as of December 31, 2021. The loans were provided to these borrowers for their working capitals needs. These loans were not interest bearing and repayable in March 2022 through December 2022.

From March 2022 to April 2022, Borrower A, B and C has repaid the outstanding balance of $266,767, $199,893 and $404,008 respectively. Subsequently during January through March 2022, the Company made additional interest-free loans of RMB4,000,000 (approximately $630,000) and RMB 600,000 (approximately $90,000) to Borrower A and C, respectively. Borrower C repaid the $90,000 loan in April 2022.

From January to March 2022, the Company made additional loans of $200,000 to Borrower E. In April 2022, Mr. Yang, the Chief Executive Officer of the Company, provided a guarantee on the borrowings to Borrower A, D and E, respectively, providing that Mr. Yang will repay the loans on behalf of the Borrower A, D and E if any of them failed to repay the loan. The Company expected the loans could be collected from Borrower D and Borrower E in December 2022 when due.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2020
Building	$4,063,587	$1,828,092
Office equipment	460,525	449,246
Vehicle	35,213	34,351
Less: accumulated depreciation	(636,239)	(313,928)
	$3,923,086	$1,997,761

Depreciation expenses totaled $312,898, $176,111 and $75,021 for the years ended December 31, 2021, 2020 and 2019, respectively.

In May 2021, the Company, through Ms. Lirong Yang, sister of the Company’s CEO, purchased a property for a total purchase price of approximately $1,397,317 million in a public judicial auction in May 2021 to be used as office for Shanghai Maidemu, one of subsidiaries of the VIE of the Company. Pursuant to a real estate entrust agreement between Shanghai Maidemu and Ms. Yang, Shanghai Maidemu is considered ultimate ownership/beneficiary of this property. As of December 31, 2021, the Company obtained the property ownership certificate, but the property was illegally encroached by an outsider. Till March 2022, Jinan Intermediate People's court has sent a letter to Beijing Higher People's court, hoping that the eviction order of this case would be implemented by the Tongzhou District People's court, where the property is located. The Company has also taken legal action against the outsider for illegal possession, and requested the Tongzhou District People's court to enforce eviction order.

8.	PREPAYMENTS FOR LEASE OF LAND

Prepayments for lease of land consist of the followings:

	December 31, 2021	December 31, 2020
Prepayments for lease of land	$434,045	$423,415
Less: accumulated amortization	(80,698)	(55,827)
	$353,347	$367,588

Amortization expenses totaled $23,185, $21,670 and $21,650 for the years ended December 31, 2021, 2020, and 2019, respectively.

9.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2021	December 31, 2020
Trademark and license	12,050	$11,755
Software	44,880	43,780
Less: accumulated amortization	(26,671)	(20,562)
	$30,259	$34,973

For the years ended December 31, 2021, 2020 and 2019, amortization expense totaled $5,525, $4,544, and $6,234, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	INVESTMENTS IN EQUITY METHOD INVESTEES

As of December 31, 2021 and 2020, the Company’s investments in equity investments were comprised of investment in one limited partnership and one equity investees were as the following:

	December 31, 2020	December 31, 2019
Ningbo Meishan Xinaishan Equity Investment Limited Partnership (“limited partnership”) (a)	1,276,466	$1,258,788
Beijing Easy Clinic Technology Co., Ltd. (“Easy Clinic”) (b)	716,819	-
	$1,993,285	$1,258,788

(a)	On November 5, 2020, the Company entered into a five-year partnership agreement to invest $1,217,039, for 28% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in one PRC private company engaged in immunotherapy. For the years ended December 31, 2021 and 2020, equity investment loss of $13,758 and $25,622 have been recorded in other income, net for the Company’s share of the operating loss of the limited partnership. As of December 31, 2021 and 2020, no significant impairment indicators have been noted in connection with the investment.

(b)	On November 8, 2021, the Company newly set up Easy Clinic with other investors and acquired 47% equity interest at cash consideration of $708,129. As of December 31, 2021, Easy Clinic has not commenced operations. In addition, the Company did not note significant impairment indicators in connection with the investment.

11.	INVESTMENT IN AN EQUITY SECURITY

During the year ended December 31, 2021, the Company made an investment of $150,000 in Elite Ivy Investment LLC (“Elite Ivy”), accounting for 0.6% of the investee. Elite Ivy was mainly engaged in investments in equities, options, futures, debt securities and commodities, and interim investments in money market or equivalent instruments. The Company can withdraw the investment after six months of the investment.

The Company considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. For the year ended December 31, 2021, Elite Ivy reported a net income and thus the Company did not record impairment against the investment.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2021	December 31, 2020
Other tax payable	$616,356	$777,810
Accrued payroll	301,260	159,350
Other current liabilities	57,185	44,273
	$974,801	$981,433

Other tax payable

Other tax payables consist of the following:

	December 31, 2021	December 31, 2020
Value added tax payable	$579,516	$740,894
Local taxes payable	36,840	36,916
	$616,356	$777,810

13.	INCOME TAXES

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	INCOME TAXES (CONTINUED)

USA

Zhongchao USA is incorporated in the United States and is subject to a federal tax rate of 21%.

Japan

Under the current tax laws of Japan, Zhongchao Japan is incorporated in Japan and is subject to an income tax rate of 30%. For the year ended December 31, 2021 and 2020,   Zhongchao Japan did not have taxable income.

PRC

Zhongchao WFOE, Zhongchao Shanghai, Shanghai Maidemu are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Hainan Zhongteng, located in Hainan Province, is subject to 15%. Beijing Boya and Hainan Muxin qualify as Small and Low Profit Enterprises, and are subject to a preferential EIT of 10%. Liaoning Zhixun was not qualified as a tax payer until fiscal year 2021.

Entities qualifying as Software Development Enterprises enjoy a preferential tax treatment of income tax exemption for the first two years, and 50% reduction of rate (i.e. 12.5%) for the next three years. Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. Qualified as a Software Development Enterprise and a High and New Technology Enterprise, Zhongchao Shanghai received the preferential tax treatments from the year ended December 31, 2016, and was exempted from income taxes for the years ended December 31, 2016 and 2017, applied a preferential income tax rate of 12.5% for the years ended December 2018 through 2020. From January 1, 2021, Zhongchao Shanghai was subject to an EIT of 25%.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities is entitled to deduct 175% research and development expenses against income to reach a net operating income.

The components of (loss) profit before income tax benefits (expenses) are summarized as follows:

	For the Years Ended December 31,
	2021	2020	2019
PRC	$631,917	$4,976,484	$4,387,643
Non-PRC	(742,670)	(34,600)	-
Total	$(110,753)	$4,941,884	$4,387,643

Income tax benefits (expenses) consist of the following:

	For the Years Ended December 31,
	2021	2020	2019
Current income tax expenses	$(997,198)	$(543,211)	$(705,231)
Deferred income tax benefits	1,346,616	58,424	318,087
Income tax expenses	$349,418	$(484,787)	$(387,144)

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2021	2020	2019
PRC statutory income tax rate	25%	25%	25%
Effect of different income tax rates in other jurisdictions	(34.11)%	0%	0%
Effect of preferential tax benefits	167.36%	(13.96)%	(14.23)%
Effect of non-deductible expenses	(54.84)%	0.35%	0.39%
Effect of research and development credits	104.55%	(1.47)%	(2.25)%
Effect of deferred tax rate change	107.53%	0%	0%
Effective tax rate	315.49%	9.81%	8.82%

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	INCOME TAXES (CONTINUED)

Deferred tax assets as of December 31, 2021 and 2020 consist of the following:

	December 31, 2021	December 31, 2020
Deferred tax assets:
Excess advertising expense	$911,799	$699,717
Deferred Intangible assets amortization	33,590	22,983
Net operating loss carrying forward	1,079,962	7,666
Share-based compensation	156,928	65,181
Lease liabilities	31,615	-
	2,213,894	795,547
Deferred tax liability
Right of use assets	(37,184)	-

Deferred tax assets, net	$2,176,710	$795,547

As of December 31, 2021 and 2020, the Company had net operating loss carryforwards of $4,435,381 and $36,538, respectively. The net operating loss carryforwards $722,879 from Unite States   and Hong Kong at December 31, 2021 could be carried forward   indefinitely and shall not expire. The Company also has net operating loss carryforwards from PRC of $3,712,502 which expire starting in 2025 through 2026. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2021 and 2020, the Company did not record valuation allowance against the deferred tax assets based upon management’s assessment that it is more likely than not that there will be realization of the deferred tax asset.

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

Unrecognized tax benefits

The aggregate change in the balance of gross unrecognized tax benefits for 2021 is as follows:

2021
Beginning balances	$-
Increases related to tax positions change	1,470,344
Ending balances	$1,470,344

As of December 31, 2021 and 2020, there were $1,470,344 and nil respectively of unrecognized tax benefits that if recognized would affect the annual effective tax rate. The Company expects that the position of unrecognized tax benefits will significantly decrease within 12 months of December 31, 2021. The balance is presented as a current liability in the consolidated financial statements as of December 31, 2021.

The Company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended December 31,2021 and 2020, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of nil as of December 31, 2021 and 2020, respectively.

ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Company will record additional tax expense or tax benefit in the period in which such resolution occurs.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2021 and 2020 the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax. With the effective date of January 1, 2018, the Tax Act introduced a provision to tax global intangible low-taxed income (“GILTI”). The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per ordinary share for the years ended December 31, 2021, 2020 and 2019, respectively:

	For the Years Ended December 31,
	2021	2020	2019
Net Income Attributable to Zhongchao Inc.’s shareholders	$238,665	$4,458,380	$4,046,670

Weighted average number of ordinary share outstanding
Basic and Diluted	24,938,513	24,425,637	21,600,135

Earnings per share
Basic and Diluted	$0.010	$0.183	$0.187

On August 14, 2019, Zhongchao Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Zhongchao Cayman prior to the reorganization. All references to numbers of common shares and per-share data in the consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis. In addition, the contingently issuable ordinary shares of 1,350,068 shares of Class A ordinary share underlying the warrant (Note 1) issued to one existing shareholder of Zhongchao Shanghai is included in calculation of basic and diluted weighted average number of ordinary share outstanding, as the Company does not expect any circumstances under which those shares would not be issued.

Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the years ended December 31, 2021, 2020 and 2019, the Company had no dilutive shares.

15.	RELATED PARTY TRANSACTIONS AND BALANES

As of December 31, 2021, the Company had a balance of $392,305 due from Easy Clinic (Note 10), over which the Company owned 47% equity interest. The balance was a loan to the newly set up equity investee to support its working capital. As of the date of this report, the related party repaid the outstanding balance.

As of December 31, 2020, the Company had no balances due from or due to related parties.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	EQUITY

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

In addition, the Company was committed to issue 1,350,068 Class A Ordinary Shares to a 6.25 % shareholder of Zhongchao Shanghai, who is now in the progress of changing from a shareholder of Zhongchao Shanghai to a direct investor of Zhongchao Cayman (Note 1). The 1,350,068 Class A Ordinary Shares, representing 5.41% economic beneficial interest, or 1.32% of the voting ownership interest of the Company as of December 31, 2021, will be issued to the shareholder upon its capital contribution in Zhongchao Cayman and the Company released its paid-in capital in Zhongchao Shanghai. The shareholder expected to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there is no uncertainties of going through them. Such ordinary shares are included in the shares issued and outstanding as of December 31, 2021 and 2020 and in the calculation of earnings per share as such commitment to issue the shares is considered to be part the reorganization, and the shares are considered to be in existence from the time this shareholder made the investment.

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

On July 13, 2020, the Company granted an aggregation of 18,000 Class A Ordinary Shares to three non-executive directors as compensations for one year from March 1, 2020.

On September 13, 2021, the Company granted an aggregation of 18,000 Class A Ordinary Shares to three non-executive directors as compensations for one year from March 1, 2021.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	EQUITY (CONTINUED)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary or VIE. Relevant PRC statutory laws and regulations permit payments of dividends by Zhongchao WFOE and its subsidiaries including, Shanghai Maidemu, Shanghai Zhongxun, Beijing Boya, Shanghai Zhongxin, Hainan Zhongteng and Hainan Muxin only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiary and VIE and VIE’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Zhongchao WFOE, Zhongchao Shanghai and its subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

During the year ended December 31, 2021, 2020 and 2019 the Company accrued statutory reserve funds of $397,552, $385,689 and $395,274, respectively, which is 10% of the retained earnings of profit-making PRC subsidiaries, VIE or VIE’s subsidiaries as of December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, the Company had statutory reserve of $1,199,054 and $801,502, respectively.

As of December 31, 2021 and 2020, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, were approximately $13,198,169 and $12,800,617, respectively.

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

The ability of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries to make dividends and other payments to the Company may also be restricted by changes in applicable foreign exchange and other laws and regulations. Foreign currency exchange regulation in China is primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules;

●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	EQUITY (CONTINUED)

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

As of December 31, 2021 and 2020, there was $nil retained earnings in the aggregate, respectively, which was generated by the Company’s VIE and its subsidiaries in Renminbi included in the Company’ consolidated net assets, aside from $1,199,054 and $801,502 statutory reserve funds as of December 31, 2021 and 2020, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit the Company’s PRC subsidiary and VIE and VIE’s subsidiaries’ ability to make dividends or other payments in U.S. dollars to the Company, in addition to $13,198,169 and $12,800,617 restricted net assets as of December 31, 2021 and 2020, respectively, as discussed above.

17.	CONCENTRATION RISK

The Company has a concentration of its account receivables with specific customers. As of December 31, 2021, four customers accounted for 20.3%, 12.0%, 11.2% and 10.8% of net accounts receivable, respectively. As of December 31, 2020, two customers accounted for 22.6% and 19.2% of net accounts receivable, respectively.

For the year ended December 31, 2021, three customers accounted for approximately 23.4%, 21.9% and 10.7% of the total revenue, respectively. For the year ended December 31, 2020, two customers accounted for approximately 26.9% and 19.7% of the total revenue, respectively. For the year ended December 31, 2019, three customers accounted for approximately 25.5%, 15.1% and 14.1% of the total revenue, respectively.

As of December 31, 2021 and 2020, the Company had insignificant balance of accounts payable and did not further assess the concentration risk of accounts payable.

For the year ended December 31, 2021, two suppliers accounted for approximately 16.4% and 10.2% of the total cost of revenue, respectively. For the year ended December 31, 2020, no supplier accounted for more than 10% of the total cost of revenue. For the year ended December 31, 2019, one supplier accounted for approximately 18.7% of the total cost of revenue.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	SHARE BASED COMPENSATION

The following table summarizes our unvested restricted share units:

	Number of shares	Weighted- Average Grant-Date Fair Value
Unvested at December 31, 2019	424,076	$2.54
Granted	18,000	$2.42
Vested	(15,000)	$2.42
Unvested at December 31, 2020	427,076	$2.54
Granted	18,000	$1.64
Vested	(18,000)	$1.77
Unvested at December 31, 2021	427,076	$2.53

The outstanding restricted share units brought forward from December 31, 2019 were not vested, forfeited or cancelled during the year ended December 31, 2021. These restricted share units will vest in May 2022 through February 2029, upon fulfilment of requisite service period by the employees.

On July 13, 2020, the Company granted and issued 18,000 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year from March 1, 2020. The restricted shares were vested in a straight line method over the service period, and will be transferable after a lock-up period of six months. As of December 31, 2021 and 2020, 18,000 and 15,000 share were vested. The grant-date value of each restricted share units was $2.42 by reference to the closing price on July 13, 2020, and the total fair value of these restricted Class A Ordinary Share units aggregated $43,560.

On September 13, 2021, the Company granted and issued 18,000 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year from March 1, 2021. The restricted shares were vested in a straight line method over the service period, and will be transferable after a lock-up period of six months. As of December 31, 2021, 15,000 share were vested. The grant-date value of each restricted share units was $1.64 by reference to the closing price on September 13, 2021, and the total fair value of these restricted Class A Ordinary Share units aggregated $29,520.

For the years ended December 31, 2021, 2020 and 2019, the Company had share-based compensation expenses of $211,832, $168,350 and $159,984, respectively. As of December 31, 2021, the Company expected to incur share- based compensation expenses of $534,479 over a weighted average period of 3.6 years.

The following table summarizes share-based compensation expenses charged to operating expenses:

	For the Years Ended December 31,
	2021	2020	2019
Selling and marketing expenses	$111,997	$93,439	$92,885
General and administrative expenses	99,826	74,911	67,099
Total share-based compensation expenses	$211,823	$168,350	$159,984

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

As of December 31, 2021, the Company leases offices space under six non-cancelable operating lease arrangements, three of which had a term over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a fidarnance or operating lease. When available, the Company discounted lease payments based on an estimate of its incremental borrowing rate to present value.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheet.

	December 31, 2021	December 31, 2020
Rights of use lease assets	$205,824	$65,137

Operating lease liabilities, current	88,968	62,160
Operating lease liabilities, noncurrent	112,591	-
Total operating lease liabilities	$201,559	$62,160

As of December 31, 2021 and 2020, the weighted average remaining lease term was 1.38 years and 0.39 years, respectively, and discount rates were 4.75% - 4.90% for all of the operating leases.

Rental expense for the years ended December 31, 2021, 2020, and 2019 were $426,152, $312,675 and $307,864, respectively. For the years ended   December 31, 2021, 2020 and 2019,   the cash payment for amounts included in the measurement of lease liabilities was $480,636, $350,934, and $371,886, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

2022	$96,342
2023	35,330
2024	26,363
2025	26,363
2026 and thereafter	26,363
Total lease payments	210,761
Less: imputed interest	(9,202)
Present value of lease liabilities	$201,559

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	SUBSEQUENT EVENTS

1.	The “Shelf” Offering

On December 17, 2021, the Company, entered into a Sales Agreement with U.S. Tiger Securities, acting as Sales Agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its Class A Ordinary Shares.

The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of Nasdaq to sell shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the Sales Agent, in connection with the sale of the Class A Ordinary Shares through the Sales Agent in accordance with the tiered fee schedule as set forth in the Sales Agreement, and has agreed to provide the Sales Agent with customary indemnification. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

Class A Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated December 17, 2021, to the Registration Statement on Form F-3 (File No. 333-256190) that forms a part of such Form F-3, for an aggregate offering price of up to $10,400,000.

Subsequently, the Sales Agent has sold an aggregate of 1,060,000 Class A Ordinary Shares at an offering price of $1.8 per share for gross proceeds of $1,908,000.

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2020.

PARENT COMPANY BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	$3,758,618	$7,154,881
Due from subsidiaries	7,785,162	4,440,162
Investment in subsidiaries	21,022,642	20,294,098
Total Assets	$32,566,422	$31,889,141

LIABILITIES AND EQUITY
Total Liabilities	$-	$55,000

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 19,453,423 and 19,435,423 shares issued and outstanding at December 31, 2021 and 2020, respectively)	1,946	1,944
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at December 31, 2021 and 2020, respectively)	550	550
Additional paid-in capital	22,986,975	22,775,154
Retained earnings	8,379,945	8,141,280
Accumulated other comprehensive income	1,197,006	915,213
Total Shareholders’ Equity	32,566,422	31,834,141
Total Liabilities and Shareholders’ Equity	$32,566,422	$31,889,141

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2021	2020	2019
Equity in gain of subsidiaries	$266,775	$4,470,613	$4,046,770
General and administrative expenses	(32,273)	(12,233)	(100)
Interest income	4,163	-	-
Net Income	238,665	4,458,380	4,046,670

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	281,793	1,259,984	(173,604)
Comprehensive Income	$520,458	$5,718,364	$3,873,066

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net Cash Provided by (Used in) Operating Activities	$3,737	$(700,873)	$48,100

Cash Flows from Investing Activities:
Loans made to a subsidiary	(3,400,000)	(3,690,000)	-
Net Cash Used in Investing Activities	(3,400,000)	(3,690,000)	-

Cash Flows from Financing Activities:
Proceeds from issuance of common stocks in connection with initial public offering, net off issuance cost	-	11,497,654	-
Net Cash Provided by Financing Activities	-	11,497,654	-

Net (decrease) increase in cash and cash equivalents	(3,396,263)	7,106,781	48,100
Cash and cash equivalents at beginning of year	7,154,881	48,100	-
Cash and cash equivalents at end of year	$3,758,618	$7,154,881	$48,100