Form 20-F
period 2022-12-31
Zhongchao Inc.
filed 2023-05-12
CIK 1785566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, the issuer had 20,531,423 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Our Corporate History and Structure” on page 53) and 5,497,715 Class B Class A Ordinary Shares.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong;

●	“Class A Ordinary Shares” refers to our Class A ordinary shares, $0.0001 par value per share;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, $0.0001 par value per share;

●	“Controlling Shareholder” refers to Mr. Weiguang Yang, the CEO of the Company;

●	Unless specifically described otherwise, as used in this prospectus and in the context of describing our consolidated financial information the terms “we,” “us,” “our company,” “our”, “Zhongchao” and “Zhongchao Cayman” refer to Zhongchao Inc., a Cayman Islands company, and its subsidiaries, consolidated affiliated companies and the PRC operating entities, as the context required;

●	“Hainan Muxin” refers to Hainan Muxin Medical Technology Co., Ltd., a PRC company.

●	“Horgos Zhongchao Medical” refers to Horgos Zhongchao Medical Technology Co., Ltd., a PRC company.

●	“Horgos Zhongchao Zhongxing” refers to Horgos Zhongchao Zhongxing Medical Technology Co., Ltd., a PRC company.

●	“Hainan Zhongteng” refers to Hainan Zhongteng Medical Technology Co., Ltd., a PRC company.

●	“mobile MAUs” are the number of unique IP address that various mobile devices having access to the PRC operating entities’ MDMOOC mobile app or Sunshine Health Forums from mobile end at least once during a month. The numbers of the PRC operating entities’ mobile MAUs are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable device IP address as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that one mobile device may have more than one IP addresses;

●	“monthly UVs” of MDMOOC website, MDMOOC.org, or the website of PRC operating entities’ Sunshine Health Forums, ygjkclass.com, are to the number of unique IP address that various internet browsers apply to access our websites, from either PC end or mobile end, at least once during a month. The numbers of PRC operating entities’ monthly UVs of PRC operating entities’ websites are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access PRC operating entities’ platform.

ii

●	“NFP(s)” refers to not-for-profit organizations.

●	“Ningxia Zhongxin” refers Ningxia Zhongxin Internet Hospital Co., Ltd., a PRC company.

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

●	“Shanghai Huijing” refers to Shanghai Huijing Information Technology Co., Ltd., a PRC company.

●	“Shanghai Jingyi” or “Shanghai Zhongxin” refers to Shanghai Zhongxin Medical Technology Co., Ltd., a PRC company, which was formerly known as Shanghai Jingyi, or Shanghai Jingyi Medical Technology Co., Ltd., a PRC company and changed to its current name as Shanghai Zhongxin on November19, 2020.

●	“Shanghai Maidemu” refers to Shanghai Maidemu Cultural Communication Corp., a PRC company.

●	“Shanghai Xingban” refers to Shanghai Xingban Enterprise Management Partnership (Limited Partnership), a PRC limited partnership.

●	“Shanghai Xingzhong” refers to Shanghai Xingzhong Investment Management LP, a PRC company.

●	“Shanghai Zhongxun” refers to Shanghai Zhongxun Medical Technology Co., Ltd., a PRC company.

●	“Xinjiang Pharmaceutical” refers to Chongqing Xinjiang Pharmaceutical Co., Ltd., a PRC company;

●	“Zhongchao BVI” refers to Zhongchao Group Inc., a British Virgin Island company.

●	“Zhongchao HK” refers to Zhongchao Group Limited, a Hong Kong company.

●	“Zhongchao Shanghai” refers to Zhongchao Medical Technology (Shanghai) Co., Ltd., a PRC company.

●	“Zhongchao WFOE” refers to Beijing Zhongchao Zhongxing Technology Limited, a PRC company.

●	“Beijing Boya” refers to Beijing Zhongchao Boya Medical Technology Co., Ltd., a PRC company.

●	“Beijing Yisuizhen” refers to Beijing Yisuizhen Technology Co., Ltd., a PRC company.

●	“Liaoning Zhixun” refers to Zhixun Internet Hospital (Liaoning) Co., Ltd., a PRC company.

●	“West Angel” refers to West Angel (Beijing) Health Technology Co., Ltd., a PRC company.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022 and 2021.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and the  functional currencies for the subsidiaries, the VIE and the VIE’s subsidiaries are Renminbi, Japanese yen and U.S. dollar. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars, and of Japan yen into U.S. dollar in this Annual Report were made at the rate of RMB 6.8972 to USD1.00 and JPY 115.1700 to USD1.00, respectively, the noon mid rates on December 30, 2022, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount or Japan yen, and not the translated U.S. dollar equivalent. We make no representation that the Renminbi, Japan yen or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi or Japan yen, as the case may be, at any particular rate or at all.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Contractual Arrangements between the Zhongchao WFOE and Zhongchao Shanghai

Zhongchao Inc. (the “Company” or “Zhongchao Cayman”) is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we, through the contractual arrangements (the “Contractual Arrangements”), between Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”), a wholly subsidiary of Zhongchao Cayman incorporated in the PRC, and a variable interest entity (the “VIE”), Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao Shanghai”) and its subsidiaries or collectively “the PRC operating entities”, consolidate the financial results of the PRC operating entities. Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Accordingly, the Contractual Arrangements are designed to allow Zhongchao Cayman to consolidate Zhongchao Shanghai’s operations and financial results in Zhongchao Cayman’s financial statements in accordance with U.S. GAAP as the primary beneficiary. Neither we nor our subsidiaries own any equity interests in the PRC operating entities. See “Item 3. Key Information — A. History and Development of the Company — VIE Arrangements” for more information.

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

Permission Required from the PRC Authorities to Issue Our Securities to Foreign Investors

PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or influence the operations of the PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of the PRC operating entities and/or the value of our Class A Ordinary Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application; and (4) if the issuer issues securities in the same overseas market after the initial issuance and listing, it shall submit filings with the CSRC within three business days after the completion of the issuance. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures, March 31, 2023, shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements. As the Trial Measures were newly published, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our current listing, and future offering or financing. If we are required by the Trial Measures for any future offering or any other financing activities to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular” “— We may be liable for improper use or appropriation of personal information provided by our customers” “— New rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC recently. The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.” for more information.

Permission Required from the PRC Authorities for Our and PRC Operating Entities’ Operation in China.

As of the date of this Annual Report, except as disclosed in this Annual Report, we, or the PRC operating entities are not required to obtain any other permission or approval from the PRC authorities for our operation in China, nor have we, or the PRC operating entities, received any denial for our operation in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals in the future. If any of the PRC operating entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the requisite licenses and permits, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if any of the PRC operating entities had inadvertently concluded that such licenses, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires any of the PRC operating entities to obtain such licenses, permits, registrations or filings in the future, the relevant PRC operating entities may be unable to obtain such necessary licenses, permits, registrations or filings in a timely manner, or at all, and such licenses, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject the relevant PRC operating entities to fines and other regulatory, civil or criminal liabilities, and the relevant PRC operating entities may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—The PRC operating entities’ failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct their operations in China could have a material adverse impact on our business, financial conditions and results of operations.”

We have been advised by our PRC legal counsel, Han Kun Law Offices, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and VIE Arrangements with Zhongchao Shanghai, Zhongchao Shanghai and their shareholders), as of the date of this Annual Report, do not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among Zhongchao WFOE and Zhongchao Shanghai and their shareholders governed by PRC law are valid, binding and enforceable in accordance with the terms of each of the VIE Arrangements, and do not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the Contractual Arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the Consolidated VIE

For the year ended December 31, 2022, Zhongchao Cayman made cash transfer of $1.5 million to Zhongchao USA. For the year ended December 31, 2021, Zhongchao Cayman made cash transfer of $3.4 million to Zhongchao USA. Except as otherwise disclosed above, for the years ended December 31, 2022 and 2021, no other cash transfer or transfer of other assets have occurred between Zhongchao Cayman, its subsidiaries, the consolidated VIE and the subsidiaries of the VIE.   For the years ended December 31, 2022 and 2021, none of our subsidiaries, the consolidated VIE, or the subsidiaries of the VIE have made any dividends or distributions to Zhongchao Cayman. For the years ended December 31, 2022 and 2021, no dividends or distributions have been made to any U.S. investors.

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

Further, any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, in its local branches and registration with a local bank authorized by the China’s State Administration of Foreign Exchange, or the SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with the SAFE or its local branches or satisfy relevant requirements as provided by the SAFE. Any medium- or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission, or the NDRC, and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the initial public offering or any subsequent offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the VIE

The following tables present selected condensed consolidated statements of income and comprehensive income, and cash flows for the years ended December 31, 2022 and 2021, and the selected condensed consolidated balance sheets as of December 31, 2022 and 2021, which showing financial information for parent company, Zhongchao Cayman, its subsidiaries (Zhongchao Group Inc. (“Zhongchao BVI”), Zhongchao HK, Zhongchao USA, Zhongchao Japan and Zhongchao WFOE), the VIE and its subsidiaries, eliminating entries and consolidated information.

Selected Condensed Consolidated Balance Sheets Data

	December 31, 2022
	Parent	Subsidiaries	VIE and Its Subsidiaries	Elimination	Total

Cash and cash equivalents	$4,110,216	$2,909,858	$4,500,379	$-	$11,520,453
Accounts receivable	-	-	6,772,988	-	6,772,988
Total current assets	4,110,216	5,291,289	13,302,655	-	22,704,160
Investment in subsidiaries, VIE and VIE’s subsidiaries	16,906,213	-	-	(16,906,213)	-
Property and equipment, net	-	779,230	3,111,717	-	3,890,947
Total non-current assets	16,906,213	928,072	14,982,113	(16,906,213)	15,910,185
Amount due from the Company and its subsidiaries	9,423,617	-	-	(9,423,617)	-
Total Assets	$30,440,046	$6,219,361	$28,284,768	$(26,329,830)	$38,614,345

Total current liabilities	$-	$3,816	$4,161,219	$-	$4,165,035
Total non-current liabilities	-	-	1,430,045	-	1,430,045
Amounts due to the Company and its subsidiaries	-	8,193,902	762,962	(8,956,864)	-
Total Liabilities	-	8,197,718	6,354,226	(8,956,864)	5,595,080
Total Shareholders’ Equity (Deficit)	30,440,046	(1,978,357)	21,930,542	(17,372,966)	33,019,265
Total Liabilities and Shareholders’ Equity	$30,440,046	$6,219,361	$28,284,768	$(26,329,830)	$38,614,345

	December 31, 2021
	Parent	Subsidiaries	VIE and Its Subsidiaries	Elimination	Total

Cash and cash equivalents	$3,758,618	$3,038,636	$7,117,728	$-	$13,914,982
Accounts receivable	-	-	9,218,883	-	9,218,883
Total current assets	3,758,618	5,128,653	18,366,405	-	27,253,676
Investment in subsidiaries, VIE and VIE’s subsidiaries	21,022,642	-	-	(21,022,642)	-
Property and equipment, net	-	754,645	3,168,441	-	3,923,086
Total non-current assets	21,022,642	1,207,046	7,806,698	(21,022,642)	9,013,744
Amount due from the Company and its subsidiaries	7,785,162	-	-	(7,785,162)	-
Total Assets	$32,566,422	$6,335,699	$26,173,103	$(28,807,804)	$36,267,420

Total current liabilities	$-	$2,363	$3,586,044	$-	$3,588,407
Total non-current liabilities	-	-	112,591	-	112,591
Amounts due to the Company and its subsidiaries	-	6,942,772	599,347	(7,542,119)	-
Total Liabilities	-	6,945,135	4,297,982	(7,542,119)	3,700,998
Total Shareholders’ Equity (Deficit)	32,566,422	(609,436)	21,875,121	(21,265,685)	32,566,422
Total Liabilities and Shareholders’ Equity	$32,566,422	$6,335,699	$26,173,103	$(28,807,804)	$36,267,420

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2022
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$14,151,516	$-	$14,151,516
Share of loss of subsidiaries, VIE and VIE’s subsidiaries	$(2,919,423)	$-	$-	$2,919,423	$-
Net loss	$(2,940,891)	$(1,373,555)	$(1,427,296)	$2,919,423	$(2,822,319)

	For the year ended December 31, 2021
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$200,001	$16,096,769	$-	$16,296,770
Share of income of subsidiaries, VIE and VIE’s subsidiaries	$266,775	$-	$-	$(266,775)	$-
Net income (loss)	$238,665	$(572,063)	$838,838	$(266,775)	$238,665

	For the year ended December 31, 2020
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$17,989,788	$-	$17,989,788
Share of income of subsidiaries, VIE and VIE’s subsidiaries	$4,470,613	$-	$-	$(4,470,613)	$-
Net income (loss)	$4,458,380	$(13,416)	$4,484,029	$(4,470,613)	$4,458,380

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2022
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Net cash provided by (used in) operating activities	$139,309	$(1,198,586)	$397,537	$-	$(661,740)
Net cash used in investing activities	$(1,638,455)	$(509,185)	$(2,837,473)	$1,638,455	$(3,346,658)
Net cash provided by financing activities	$1,850,744	$1,638,455	$-	$(1,638,455)	$1,850,744

	For the year ended December 31, 2021
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Net cash provided by (used in) operating activities	$3,737	$(823,321)	$3,681,432	$-	$2,861,848
Net cash used in investing activities	$(3,400,000)	$(820,982)	$(3,196,302)	$3,400,000	$(4,017,284)
Net cash provided by financing activities	$-	$3,400,000	$-	$(3,400,000)	$-

	For the year ended December 31, 2020
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Net cash used in operating activities	$(700,873)	$(26,501)	$(310,465)	$-	$(1,037,839)
Net cash used in investing activities	$(3,690,000)	$(2,508,402)	$(1,586,276)	$3,690,000	$(4,094,678)
Net cash provided by financing activities	$11,497,654	$3,690,000	$-	$(3,690,000)	$11,497,654

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

Risks Related to Doing Business in China

Our WFOE and the PRC operating entities are based in China, and the PRC operating entities have all of their operations in China, and therefore, we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The majority of the PRC operating entities’ business operations are conducted in China. Accordingly, the PRC operating entities’ business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. See “Risk Factor — Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of the PRC operating entities’ business and their competitive position.” on page 19 of this Annual Report.

●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. See “Risk Factor — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges nor for the execution of VIE agreements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 35 of this Annual Report.

●	If the PRC operating entities fail to comply with any regulatory requirements, including obtaining any required licenses, approvals, permits or filings in a timely manner or at all, the PRC operating entities’ continued business operations may be disrupted and the PRC operating entities may be subject to various penalties or be unable to continue their operations, all of which will materially and adversely affect our business, financial condition and results of operations. See “Risk Factor — We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.” on page 34 of this Annual Report.

●	There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. See “Risk Factor — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.” on page 36 of this Annual Report.

●	Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. See “Risk Factor — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.” on page 47 of this Annual Report.

●	The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. See “Risk Factor — Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.” on page 49 of this Annual Report.

●	On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “Risk Factor — The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 38 of this Annual Report.

●	The business of the PRC operating entities involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. We may be deemed as a data processor under the Data Security Management Regulations Draft and may be subject to the cybersecurity review in connection with our continuing listing abroad because, as of the date of this Annual Report, the MDMOOC online platform has more than 219,825 registered users and a database of approximately 109,721 healthcare experts. See “Risk Factor — We may be liable for improper use or appropriation of personal information provided by our customers.” on page 42 of this Annual Report.

●	The majority of the operations of the PRC operating entities conducted outside of the U.S. In addition, our management consists of five officers who are all located in China and three independent directors, among which two are located in the United States and one is located in China. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside the U.S. See “Risk Factor — U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.” on page 45 of this Annual Report.

RISKS RELATED TO THE BUSINESS AND INDUSTRY OF THE PRC OPERATING ENTITIES

The PRC operating entities may be unable to effectively manage their rapid growth, which could place significant strain on their management personnel, systems and resources. The PRC operating entities may not be able to achieve anticipated growth, which could materially and adversely affect their business and prospects.

The PRC operating entities significantly expanded their business recently. In September 2022, Zhongchao announced its new strategic extension of the business model from “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient” for patients with oncology and other major diseases to meet patients’ different medical health needs. In 2021, the PRC operating entities’ business and operation was impacted by the COVID-19 pandemic and local governmental restrictions in response to the pandemic and to the medical related products, so the revenues and net income decreased. For the fiscal years ended December 31, 2022 and 2021 and 2020, our revenues were $14,151,516, $16,296,770, and $17,989,788, respectively, and our net (loss) income were $(2,822,319), $238,665, and $4,457,097, respectively. As of the date of this Annual Report, Zhongchao Shanghai maintains 12 subsidiaries and 4 branches, of which are located in China (Beijing, Shanghai, Hainan, Liaoning and Chongqing) to serve different customers in various geographic locations. On March 26, 2020, the board of Horgos Zhongchao Medical, one of the wholly-owned subsidiaries of Zhongchao Shanghai, approved its dissolution. The application for cancellation registration was approved by the registration authority on May 11, 2020. Horgos Zhongchao Zhongxing Medical Technology Co., Ltd., or Horgos Zhongchao Zhongxing, one of the wholly-owned subsidiaries of Zhongchao Shanghai, applied for its cancellation registration, which was approved on September 16, 2020.

In addition, on April 27, 2020, Beijing Zhongchao Boya Medical Technology Co., Ltd., or Beijing Boya was incorporated under the PRC laws, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Shanghai Lingzhong Enterprise Management Partnership, LLP (“Shanghai Lingzhong”) through a share entrustment agreement on December 1, 2021. Beijing Boya is primarily engaged in technology development, transfer, and service, and consultation in the fields of medical technology and computer technology, market information consulting and investigating, and organization of culture and art activities. On October 12, 2020, two shareholders of Shanghai Jingyi Medical Technology Co., Ltd., or Shanghai Jingyi, Li Dai and Hegang Ma, transferred their shares to Mr. Weiguang Yang. As a result, Mr. Weiguang Yang holds 49% of Shanghai Jingyi’s equity and Zhongchao Shanghai holds 51% of its equity. On November 19, 2020, Shanghai Jingyi changed its name to Shanghai Zhongxin Medical Technology Co., Ltd., or Shanghai Zhongxin. Shanghai Zhongxun Medical Technology Co., Ltd., or Shanghai Zhongxun holds 51% of the equity interest of Shanghai Zhongxin, and, through certain entrustment agreements, Mr. Weiguang Yang, Beijing Zhongchao Yixin Management Consulting Partnership, LLP (“Zhongchao Yixin”), and Beijing Zhongren Yixin Management Consulting Partnership, LLP (“Zhongren Yixin”), hold 19%, 20% and 10% of the equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun, respectively. On August 2, 2022, Mr. Weiguang Yang transferred certain parts of his shares of Shanghai Zhongxin to several third parties. As a result, Mr. Weiguang Yang holds 12.33% of the equity interest of Shanghai Zhongxin, and Shanghai Zhongxun owns 93.33% of Shanghai Zhongxin’s equity interest. On July 6, 2020, Zhixun Internet Hospital (Liaoning) Co., Ltd., or Liaoning Zhixun was incorporated under the PRC laws and wholly owned by Shanghai Zhongxun. Liaoning Zhixun primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consultation in services, sales of medical appliances and other medical products. On January 11, 2021, Shanghai Zhongxun transferred its whole equity ownership of Liaoning Zhixun to Shanghai Zhonxin, and as a result, Shanghai Zhongxin becomes the sole shareholder of Liaoning Zhixun.

On January 13, 2021, Shanghai Xinyuan Human Resources Co., Ltd., or Shanghai Xinyuan, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Shanghai Xinyuan is primarily engaged in human resources services and information consulting services. On May 18, 2021, Ningxia Zhongxin Internet Hospital Co., Ltd., or Ningxia Zhongxin, was incorporated under the PRC laws, whose sole shareholder is Shanghai Zhongxin. Ningxia Zhongxin will be engaged in operating an online hospital to provide online medical service, including online consultation, prescription information services, and medication retails. On July 16, 2021, Hainan Zhongteng Medical Technology Co., Ltd., or Hainan Zhongteng, was incorporated under the PRC laws, as the wholly owned subsidiary of Beijing Boya. Hainan Zhongteng is primarily engaged in healthcare consulting services. On July 21, 2021, Hainan Muxin Medical Technology Co., Ltd., or Hainan Muxin, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Hainan Muxin is primarily engaged in healthcare consulting services. On August 19, 2021 pursuant to an equity transfer agreement, Shanghai Zhongxin agrees to transfer all of its equity interest of Liaoning Zhixun to Beijing Boya. As a result, Liaoning Zhixun is wholly owned by Beijing Boya. On October 9, 2022, Ningxia Zhongxin submitted the application for cancellation registration to local administration for market regulation, and the application was approved on the same day.

As of the date of this Annual Report, the PRC entities have 109 full-time employees and a few contractors from the third party. In September 2020, the PRC operating entities established an office in Tianjin as the offices for medical service staff and technic staff. In October 2020, the PRC operating entities established an office in Japan and will pursue potential market opportunities there. In 2021, as the PRC operating entities had been seeking business expansion countrywide, in consideration of cost, uncertainty of the COVID-19 development, and governmental restriction in response to COVID-19, the PRC operating entities established additional offices at shared workspace in 7 cities (Chongqing, Tianjin, Wuhan, Shenyang, Chengdu, Shijiazhuang and Changde) accommodating a total of 27 employees as of the date of this Annual Report. The rent for these offices at shared workspace is payable monthly or semi-annually, and the leases thereunder could be terminated with advanced notice.  Zhongchao Shanghai and its subsidiaries are actively looking for additional locations to establish new offices and expand their current offices and sales and delivery centers. The PRC operating entities intend to continue their expansion in the foreseeable future to pursue existing and potential market opportunities. The PRC operating entities’ growth has placed and will continue to place significant demands on their management and administrative, operational and financial infrastructure. Continued expansion increases the challenges the PRC operating entities face in:

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

Our revenues could seriously decrease if there were adverse developments in the healthcare industry. Our near-term and long-term prospects depend upon selling the PRC operating entities’ services to the healthcare industry. In 2022, 33.1% of our revenues were derived from services provided to pharmaceutical enterprises. Accordingly, our success is highly dependent on the sales and marketing expenditures of pharmaceutical enterprises and The PRC operating entities’ ability to attract these expenditures. Some of the adverse developments in the healthcare industry that could affect our revenues would be:

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2022, one customer accounted for approximately 15.9% of the total revenue. For the year ended December 31, 2021, three customers accounted for approximately 23.4%, 21.9%, and 10.7% of the total revenue, respectively. For the year ended December 31, 2020, two customers accounted for approximately 26.9% and 19.7% of the total revenue, respectively. The PRC operating entities’ ability to maintain close relationships with these and other major customers is essential to the growth and profitability of the PRC operating entities’ business. However, the volume of work performed for a specific client is likely to vary from year to year, especially when the PRC operating entities are not their customers’ exclusive healthcare information, education, and training services provider and the PRC operating entities do not have long-term commitments from any of their customers to purchase the PRC operating entities’ services. A major client in one year may not provide the same level of revenues for the PRC operating entities in any subsequent year. The healthcare information, education, and training services the PRC operating entities provide to their customers, and the revenues and income from those services, may decline or vary as the type and quantity of healthcare information, education, and training services the PRC operating entities provide changes over time. In addition, The PRC operating entities’ reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than The PRC operating entities’ performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of The PRC operating entities’ major customers could adversely affect our financial condition and results of operations.

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

The PRC operating entities have initiated their online operations in the recent 10 years and are developing its ability to provide its courses and education systems on a transactional basis over the Internet. The PRC operating entities’ future success will depend on their ability to develop the infrastructure effectively, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for the PRC operating entities’ services. In the event the PRC operating entities are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

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

The PRC operating entities’ business depends on their ability to successfully obtain payment from their customers of the amounts they owe us for work performed. As of December 31, 2022 and 2021, our accounts receivable balance amounted to approximately $6,772,988 and $9,218,883, respectively. As of December 31, 2022 and 2021, we had doubtful allowance of $207,269 and $nil against accounts receivable. For the years ended December 31, 2022, 2021 and 2020, we wrote off $543,315, $1,449,827 and $336,367, respectively, against accounts receivable. Since the PRC operating entities generally do not require collateral or other security from their customers, they establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust their allowance. There is no guarantee that we will accurately assess the creditworthiness of the PRC operating entities’ customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for the PRC operating entities’ customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If the PRC operating entities are unable to collect their receivables from their customers in accordance with the contracts with the PRC operating entities’ customers, our results of operations and cash flows could be adversely affected.

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

Zhongchao generates a vast majority of its revenues from medical and education training courses delivered through online portals. For the fiscal years ended December 31, 2022, 2021, and 2020, , we generated net revenues of $14,151,516, $16,296,770, and $17,989,788, respectively.

As it continues to spread globally, the impact of COVID-19, including the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, on the economy environment, market condition, the financial position of the PRC operating entities’ customers as well as Company’s operations, business and financial results is currently uncertain and could be adverse. In March 2022, due to the spread of new variants and subvariants of COVID-19, which may spread faster than the original COVID-19 variant in Shanghai and some other cities in China, some local government in China has imposed strict movement restrictions. In the mid-March 2022, the Shanghai authorities issued strict lock-downs and shut-down orders in response to the pandemic. As a result, the employees of the PRC operating entities located in Shanghai started to work from home. From March through June 2022, Shanghai was subject to a two-month lockdown policy, where retail stores were closed, and people were required to stay at home. Starting on May 6, 2022, due to the new order from the Beijing authorities in response to the COVID-19, the office of the PRC operating entities in Beijing started to limit the number of the employees at office to 10 people, and the other employees started to work from home. As a result, businesses, including our customers were not able to conduct normal business operations during the lock-down period. We witnessed a decrease of revenues during April through June 2022, and a delay of collection of receivables from the PRC operating entities’ NFP customers. In addition, in 2022, because of the COVID related restriction, the PRC operating entities’ customers were impacted to reduced their patient-aid projects, so the PRC operating entities’ revenues generated from patient management services decreased approximately $1,054,741 accordingly. As of the date of this Annual Report, the PRC government lifted its restrictive measures and policies in China.

China began to modify its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. As a result, there were significant surges of COVID-19 cases in many cities in China during this time from December 2022 to March 2023.  Further, there is also uncertainty if the new variants and subvariants of COVID-19 will spread to other cities in China where the PRC operating entities’ offices located or what restrictive measures that local authorities may impose. However, based on the current situation, the Company does not expect a significant impact on the Company’s operations and financial results in the long run.

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

In connection with audits of our financial statements for the fiscal years ended December 31, 2022 and 2021, our management identified below material weaknesses in the design and operation of our internal controls:

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

The healthcare industry is heavily regulated in China. Various laws, regulations and guidelines promulgated by government, industry and professional associations affect, among other matters, the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products, including pharmaceutical products. The PRC operating entities’ failure or their customers’ failure to comply with any applicable regulatory requirements or industry guidelines could:

–	limit or prohibit business activities;

–	subject us or the PRC operating entities’ customers to adverse publicity; or

–	increase the costs of regulatory compliance or subject us or their customers to monetary fines or other penalties.

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

Our Class B Ordinary Share has 15 votes per share, and our Class A Ordinary Share has 1 vote per share. The shareholder who holds shares of Class B Ordinary Shares holds approximately 80.07% of the voting power of our outstanding ordinary shares, assuming the exercise of the HF Warrant. Because of the fifteen-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our ordinary share and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent more than 6.25% of all outstanding shares of our Class A and Class B Ordinary Shares, assuming the exercise of the HF Warrant. This concentrated control will limit your ability to influence corporate matters for the foreseeable future.

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

VIE Arrangements in relation to the PRC operating entities may be subject to scrutiny by the PRC tax authorities and they may determine that we, the VIE, or its subsidiaries owe additional taxes, which could negatively affect our financial condition and the value of your investment.

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

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the VIE Arrangements between Zhongchao WFOE and Zhongchao Shanghai. We have been advised by our PRC legal counsel, Han Kun Law Offices, based on their understanding of the current PRC laws, rules and regulations, that (i) as of the date of this Annual Report, the structure for operating our business in China (including our corporate structure and VIE Arrangements with Zhongchao Shanghai, Zhongchao Shanghai and their shareholders) do not result in any violation of PRC laws or regulations currently in effect; and (ii) the VIE Arrangements among Zhongchao WFOE and Zhongchao Shanghai and their shareholders governed by PRC law are valid, binding and enforceable in accordance with the terms of each of the VIE Arrangements, and do not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the VIE Arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

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

RISKS RELATED TO DOING BUSINESS IN CHINA

Uncertainties regarding the enforcement of laws, and changes in policies, laws and regulations could materially and adversely affect us.

In 1979, the PRC began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes. Unlike some other law systems, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Our PRC subsidiaries, the PRC operating entities and their subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and the enforcement of these laws, regulations and rules involve uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited by third parties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The regulatory authorities have significant oversight over the business of the PRC operating entities and may influence our operations as the regulatory authorities deem appropriate to further regulatory, political and societal goals. The regulatory authorities have recently published new policies that affected our industry and our business, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the regulatory authorities have also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the regulatory authorities, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we or the PRC operating entities will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

The PRC operating entities may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.

On December 20, 2007, the State Administration of Radio, Film and Television (“SARFT”) (currently known as the National Radio and Television Administration of China, or the NRTA), and the Ministry of Industry and Information Technology (“MIIT”), jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, which became effective on January 31, 2008 and was last amended on August 28, 2015. Among other things, the Audio-Visual Program Provisions stipulated that no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by SARFT or its local bureaus or completing the relevant registration procedures with SARFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. On March 17, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, clarifying the scope of internet audio-visual programs services, which was amended on March 10, 2017. The making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online is covered in the Categories. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

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

The principal regulations governing private education in China primarily consist of the PRC Education Law, the Law for Promoting Private Education, or Private Education Law, the Implementation Rules for Private Education Law and the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules, as amended from time to time. These PRC laws and regulations on private education generally apply to the establishment and operation of all private schools, including schools and other education institutions, and provide that, among others, (i) the establishment of a for-profit private school shall be approved by the education authorities or the authorities in charge of labor and social welfare, (ii) such for-profit private schools should be registered with the competent branch of the State Administration for Industry and Commerce (“SAIC”, currently known as the State Administration for Market Regulation), and (iii) a duly approved private school will be granted a private school operating permit. The Implementation Rules further provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. Shanghai, has accordingly promulgated specific local regulations to clarify the requirements and procedures for establishing and operating private schools in December 2017, however, it expressly provided that management measures and regulations applicable to private training institutions that only provide online courses would be promulgated separately. As of the date of this Annual Report, no explicit local rules or guideline on regulation of online private training institutions related to our operation have been promulgated in Shanghai, where the operating entity of the online platform and the VIE, Zhongchao Shanghai, was incorporated.

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

Pursuant to the amended Law for Promoting Private Education of the PRC (the “Amended Private Education Law”), private schools are required to obtain a private school operating permit. On April 7, 2021, the State Council officially promulgated the revised Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the “2021 Revised Regulations”), which became effective on September 1, 2021. According to the 2021 Revised Regulations, private schools to carry out training and educational activities online using internet technology shall obtain the corresponding private school operating permits. The 2021 Revised Regulations further stipulates that, private schools that carry out training and educational activities online using internet technology shall establish and implement internet security management systems and technical measures for security protection as required by law, and shall, upon discovery of the release or transmission of any information prohibited by laws or administrative regulations from release or transmission, immediately have the transmission stopped and remove or otherwise dispose of the information to prevent its dissemination, retain related records, and report the case to relevant authorities. However, it remains unclear under the 2021 Revised Regulations as to whether and how a non-formal VET service provider like the PRC operating entities, especially in relation to the PRC operating entities’ online tutoring services, needs to comply with the operating permit requirement. Moreover, as the 2021 Revised Regulations were recently promulgated and became effective, there are still substantial uncertainties as to how it will be interpreted and enforced, and whether and how local governments would promulgate rules related to the filing or licensing requirement applicable to non-formal VET service providers like the PRC operating entities.

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

The Chinese government exerts substantial influence over the manner in which the PRC operating entities must conduct their business activities. China’s business operations are comprehensively regulated. The PRC operating entities could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The PRC operating entities may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In the event that the PRC operating entities are not able to substantially comply with any existing or newly adopted laws and regulations, the business operations of the PRC operating entities may be materially adversely affected and the value of our Ordinary Shares may significantly decrease or become worthless.

On February 17, 2023, the CSRC promulgated the Trial Measures, and five supporting guidelines, together with five supporting guidelines, which took effect on March 31, 2023. As the Trial Measures were newly published, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our current listing, and future offering or financing. If we are required by the Trial Measures for any future offering or any other financing activities to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure of us or the PRC operating entities to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, including but not limited to the newly promulgated Trial Measures, although we are currently not required to obtain permission from any of the PRC federal or local government, if we are required by the Trial Measures for any future offering or any other financing activities to file with the CSRC we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

New rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC recently. The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application; and (4) if the issuer issues securities in the same overseas market after the initial issuance and listing, it shall submit filings with the CSRC within three business days after the completion of the issuance. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements..

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

As we have completed our public offering before the effective date of the Trial Measures (i.e., March 31, 2023), we believe we are not required to complete the filing procedures with the CSRC for our current listing. However, we may be required to file with the CSRC in connection with any future offering and financing. As the Trial Measures and the Archives Rules were newly published, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our current listing, and future offering or financing. Especially, if we are required by the Trial Measures for any future offering or financing to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

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

Our current independent accounting firm, Prager Metis CPAs, LLC (“Prager Metis”), and our former independent accounting firm Marcum Asia CPAs LLP (“MarcumAsia” formerly known as “Marcum Bernstein & Pinchuk LLP”), both of whose audit report is included in this Annual Report on Form 20-F, are headquartered in New York, New York. Neither of them was included in the list of PCAOB Identified Firms in the PCAOB December Release. However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. Recent developments with respect to audits of China-based companies create uncertainty about the ability of Prager Metis to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities. Prager Metis’s audit working papers related to us are located in China.  More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

In addition to the issues under the HFCA Act discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevented it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm. However, as noted above, recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed and does not have to wait another year to reassess its determinations.

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

Moreover, on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

As the PRC operating entities’ business do not involve the collection of personal data of at least 1,000,000 users, or implicate cybersecurity, as advised by our PRC legal counsel, we believe that we, our subsidiaries, or the VIE are not subject to the cybersecurity review of the CAC, if the Review Measures Draft becomes effective as they are currently published. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date. If the Review Measures Draft is enacted as proposed, we believe we are not subject to the cybersecurity review by the CAC for this offering, given that we are a CRF profile manufacturer and not engaged in any operation of information infrastructure. However, there remains uncertainty as to how the Review Measures Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq capital market and the offering as well can be taken in a timely manner, or at all.

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

According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that any PRC operating entities will not be deemed as an “online platform operator.” On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. As of the date of this Annual Report, the MDMOOC online platform has more than 219,825 registered users and a database of more than 109,712 healthcare experts, and we currently do not hold more than one million users/users’ individual information. However, we may be deemed as a data processor under the Data Security Management Regulations Draft.

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

As of the date hereof, as advised by our PRC legal counsel, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the Cyberspace Administration of China, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review in relation to this offering. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

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

The PRC operating entities may be deemed as providing certain restricted services or conduct certain restricted activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to lack official interpretations on certain terms under internet related PRC regulations and laws. For example, (i) certain business operated on the PRC operating entities’ websites and mobile apps, including providing platform for users to release, collect and process medial information, may be deemed as the internet information services, thus they may be required to obtain a License for Value-added Telecommunications Services for provision of such services. Whoever engages in the internet information services without obtaining such license may be ordered to make a rectification, be confiscated of illegal gains, and be imposed a fine. If the circumstances are serious, it shall be ordered to suspend business for rectification; (ii) certain content posted on the PRC operating entities’ website or mobile apps, including the course materials, the courseware or audio-visual content uploaded by the PRC operating entities  in MDMOOC online platform, may be deemed as “internet cultural products,” and the PRC operating entities’ use of those contents may be regarded as “internet cultural activities,” thus they may be required to obtain an Internet Culture Business Operating License for provision of those contents. If any entity engages in the activities without obtaining such licenses, the competent administrative department shall order it to cease the operational internet cultural activities, give it a warning, and impose upon it a fine of less than RMB 30,000; if it refuses to cease the operational activities, it shall be blacklisted in the cultural market, and imposed upon it as a credit punishment; (iii) due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including the PRC operating entities’ course materials, the courseware or audio-visual contents uploaded by the PRC operating entities  of MDMOOC online platform may be regarded as “online publishing service” and therefore they may be required to obtain an Online Publishing License. Where any entity or individual engages in online publishing services without approval, the competent departments shall ban such entity or individual according to their statutory functions and powers, and the competent departments shall order them to close their websites and delete all the relevant online publications, confiscate their illegal income and major equipment and tools used for engaging in the activities, and impose fines; (iv) certain medial and drug-related contents posted on the PRC operating entities’ website or mobile apps may be deemed as internet drug information service, and the PRC operating entities’ use of those contents may be required to obtain a Qualification Certificate for Internet Drug Information Services for provision of those contents. In the case of any engagement in the services without obtaining or making use of the License for Internet-based Drug Information Services beyond the period of validity thereof, the authority shall issue a warning and order the parties concerned to suspend from engaging in internet -based drug information services; if the circumstances are serious, punishments shall be given in accordance with relevant laws and regulations by the competent authority; and (v) certain PRC operating entities producing and posting videos on their website or mobile apps may be required to obtain a License for Production and Operation of Radio and TV Programs from the SARFT or its counterparts at the provincial level under the Regulations on the Administration of Production and Operation of Radio and Television Programs. Some of the applicable PRC operating entities have not obtained the above licenses or made such filings, and certain licenses that were obtained by the PRC operating entities have expired and have not been successfully renewed yet, and such PRC operating entities may be punished accordingly.

In addition, under current PRC laws and regulations, an information service provider that reposts news for internet publication shall first obtain license from Cyberspace Administration of China (“CAC”) or its local counterpart. Certain learning materials the PRC operating entities provide on their platform are partly from foreign media. Due to the ambiguity of the definition of “news” under the current PRC laws and regulations, we cannot assure you that the PRC operating entities’ provision of such materials will not be deemed by the relevant PRC government authorities as reposting “news” without proper license, which will subject us to various penalties, including fines and suspension of such provision. Although we do not think the PRC operating entities are subject to any of these licenses or filing requirements, and as of the date of this Annual Report, the PRC operating entities have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations and filings, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings in the future. If the PRC operating entities fail to do so, they may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect the PRC operating entities’ business, financial condition and results of operations.

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

Failure to comply with PRC regulations in relation to lease property may subject us to penalty

Certain PRC operating entities’ actual operating addresses are different from their registered addresses. In accordance with applicable PRC laws and regulations, a market entity may only register one domicile or principal place of business, otherwise it shall establish a branch at another address actually used by it and apply to the registration authority for registration. Failure to comply with the aforesaid provisions may cause the registration authorities to order a correction and confiscate the illegal income; if such PRC operating entities refuse to make correction, a fine ranging from RMB10,000 to RMB100,000 shall be imposed; in serious cases, the PRC operating entities may be ordered to close down pursuant to the law and a fine ranging from RMB100,000 to RMB500,000 shall be imposed.

In addition, the PRC operating entities have not registered all of their lease agreements with the relevant regulatory authorities. The failure to register the lease agreements for their leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order the PRC operating entities to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each nonregistered lease agreement if such PRC operating entities fail to complete the registration within the prescribed timeframe.

If the PRC operating entities fail to submit their annual reports to SAMR in a timely manner or at all, the PRC operating entities may be recorded in the list of abnormal business operation, which have adverse impact on our business operations.

PRC laws and regulations require the PRC operating entities to submit their annual reports of the preceding year through the enterprise information disclosure system to SAMR during 1 January to 30 June every year, and disclose to the public. If the PRC operating entities fail to submit their annual reports to SAMR in a timely manner or at all, the PRC operating entities may be recorded in the list of abnormal business operation and will be publicized through the enterprise credit information publicity system to remind them to perform the publicity obligations. If the case is serious, the relevant competent department may impose an administrative penalty in accordance with the relevant laws and administrative regulations; if any loss is caused, the PRC operating entities shall bear the liability for compensation according to law; and if a crime is constituted, the PRC operating entities shall be subject to criminal liabilities according to law, which may have adverse impact on our business operations. As of the date of this Annual Report, West Angel is on the list of abnormal business operation for failure to submit their annual reports to SAMR, and it intends to apply for removal from such list after the change of registered address is completed. Except as disclosed in this Annual Report the applicable PRC operating entities have timely submitted their annual reports and are not listed in the list of abnormal business operation.

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

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM in its local branches and registration with a local bank authorized by the SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with the SAFE or its local branches or satisfy relevant requirements as provided by SAFE. Any medium- or long-term loan to be provided by us to the VIEs must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 200% of the net asset of the relevant PRC subsidiary.

In addition, on October 23, 2019, the SAFE promulgated the Circular on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, pursuant to which, our PRC subsidiaries established in the pilot regions, which refers to the Guangdong-Hong Kong-Macao Greater Bay Area and Hainan province, are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of the net asset of the relevant PRC subsidiary. Upon such registrations, our relevant PRC subsidiaries will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

According to the Notice of the PBOC on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the PBOC and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this Annual Report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC subsidiaries or the VIEs may be significantly limited, which may adversely affect our business, financial condition and results of operations. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign- Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of our financing activities to fund the establishment of new entities in China by the VIEs or their respective subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated VIEs in China, which may adversely affect our business, financial condition and results of operations. Even though SAFE Circular 28 allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, uncertainties still exist in relation to its interpretation and implementation.

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

Failure to register with the competent authorities with respect to social insurance and housing provident fund as required by PRC regulations may subject the PRC operating entities to penalties.

PRC laws and regulations require newly established employers to apply for social security registration with the local social security agency and housing provident fund registration with housing provident fund management center within 30 days from the date of incorporation. As of the date of this Annual Report, the PRC operating entities without any employees haven’t made social security or housing provident fund registration with the competent authorities, which may subject them to make correction within a stipulated period or a fine. If the PRC operating entities are subject to fines, our financial condition and results of operations may be adversely affected.

If the number of dispatched workers of the PRC operating entities exceeds statutory limit, the PRC operating entities may be subject to penalties.

The PRC Labor Contract Law and the Interim Provisions on Labor Dispatch stipulate that an employer shall strictly control the number of dispatched workers it employed, which shall not exceed 10% of the total number of employees. As of the date of this Annual Report, the number of dispatched workers of certain PRC operating entities exceeds 10% of their total number of employees, which may subject them to make correction within a stipulated period or a fine ranging from RMB5,000 to RMB10,000 per person. If the PRC operating entities are subject to fines, our financial condition and results of operations may be adversely affected. The services agreements with certain dispatched workers will terminate upon the completion of the projects they are working on, and the PRC operating entities plan to enter to full-time employment agreements with all the staff in the future.

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

We conduct our business through the VIE, Zhongchao Medical Technology (Shanghai) Corp., or Zhongchao Shanghai, a PRC company, and through 12 subsidiaries of Zhongchao Shanghai, including Shanghai Maidemu, Shanghai Zhongxun, Shanghai Zhongxin, Beijing Boya, Shanghai Xinyuan, Hainan Zhongteng, Hainan Muxin, Shanghai Huijing, Xinjiang Pharmaceutical, Beijing Yisuizhen, West Angel and Liaoning Zhixun, each a PRC company. They commenced their operations under the name Zhongchao Medical Consulting (Shanghai) Limited, or Shanghai Zhongchao Limited, a limited liability company established under the laws of the PRC, to provide medical online and offline training services. Zhongchao Shanghai was incorporated on August 17, 2012 by Juru Guo and Baorong Xue, who held 60% and 40% equity interests in Zhongchao Shanghai respectively. On May 25, 2015, the two shareholders transferred all equity interests to Weiguang Yang who held 100% equity interests in Zhongchao Shanghai after the transfer. On January 15, 2016, the name was changed to Zhongchao Medical Technology (Shanghai) Co., Ltd. On February 5, 2016, the management completed its registration with the State Administration for Industry and Commerce, or SAIC, to convert Shanghai Zhongchao Limited into a company limited by shares, or Zhongchao Shanghai. Through direct ownership, Zhongchao Shanghai has established subsidiaries and branch offices in various cities in PRC, including Beijing, Shanghai, Hainan, Liaoning and Chongqing.

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

As part of the Company’s organization for the purpose of the initial public offering and listing on Nasdaq, on August 1, 2019, the Company and HF Capital Management Delta, Inc., a company incorporated under the laws of the Cayman Islands (“HF Capital”) entered into a certain warrant agreement to purchase Class A Ordinary Shares of the Company (the “HF Warrant”). At the issuance of the HF Warrant, Yantai Hanfujingfei Investment Centre (LP), a limited partnership incorporated under PRC laws (“Yantai HF”, whose managing partner, Hanfor Capital Management Co., Ltd., is the sole member of HF Capital, and together with “HF Capital” hereinafter collectively referred to as “HF”) was a 6.25% shareholder of Zhongchao Shanghai (which represented 1,350,068 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two pre-existing shareholders) and planned to withdraw its capital contribution in Zhongchao Shanghai but to contribute the same amount of capital to Zhongchao Cayman directly via HF Capital. As HF Capital needs to complete necessary administrative registration required under Chinese regulations of outbound direct investments (ODI) to hold equity interest in Zhongchao Cayman, the HF Warrant entitles HF Capital to purchase 1,350,068 Class A Ordinary Shares, representing 1.34% of the voting ownership interest of the Company as of the date of this Annual Report, from the Company, if the following conditions are met:

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

The HF Warrant was issued in connection with a framework agreement among Zhongchao Shanghai, Mr. Weiguang Yang, and Yantai HF dated August 1, 2019 (the “Framework Agreement”), pursuant to which Zhongchao Shanghai has agreed to complete Yantai HF’s withdrawal of capital contribution in Zhongchao Shanghai no later than one month following the completion of HF Capital’s ODI and HF has agreed to invest the same amount of fund in U.S. dollars in Zhongchao Cayman upon the completion of its ODI registration. In addition, the parties have agreed to, once the ODI registration of HF Capital is completed, deposit Yantai HF’s capital contribution into a bank account mutually controlled by Zhongchao Shanghai and Yantai HF, to be used as HF Capital’s capital contribution in Zhongchao Cayman. The foregoing is a brief description of the material terms and conditions of the Framework Agreement, a copy of which is attached as Exhibit 10.18 to this Annual Report and incorporated herein by reference.

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

On November19, 2020, Shanghai Jingyi, a subsidiary of Zhongchao Shanghai changed its name to Shanghai Zhongxin Medical Technology Co., Ltd. (“Shanghai Zhongxin”).

On September 16, 2020, Horgos Zhongchao Zhongxing, one of the wholly-owned subsidiaries of Zhongchao Shanghai, cancelled its registration.

In addition, on April 27, 2020, Beijing Boya was incorporated under the PRC laws, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Shanghai Lingzhong through a certain share entrustment agreement on December 1, 2021. Beijing Boya is primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consultation services, sales of medical appliances and other medical products.

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

On October 30, 2020, Zhongchao Japan was incorporated under the laws of Japan as a wholly owned subsidiary of Zhongchao USA.

On October 23, 2020, Shanghai Jingyi changed its name to Shanghai Zhongxin Medical Technology Co., Ltd., or Shanghai Zhongxin.

On December 16, 2020, Mr. Weiguang Yang transferred certain parts of his shares to Zhongchao Yixin and Zhongren Yixin. As a result, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin holds 19%, 20% and 10% of the equity interest of Shanghai Zhongxin, respectively.

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

In January 2022, Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Xinjiang Pharmaceutical”) was established was incorporated under the PRC laws, as a wholly owned subsidiary of Shanghai Zhongxin. In August 2022, Shanghai Zhongxun and Shanghai Zhongxin entered into a share transfer agreement, pursuant to which, Shanghai Zhongxin agreed to transfer all the share equity in Xinjiang Pharmaceutical to Shanghai Zhongxun with no consideration. As a result, Xinjiang Pharmaceutical is wholly owned by Shanghai Zhongxun. Xinjiang Pharmaceutical was established aiming at realizing medications accessibility and affordability for those patients.

On February 10, 2022, Beijing Yisuizhen subscribed for 10.56% equity interest of West Angel (Beijing) Health Technology Co., Ltd, or West Angel, a PRC company, and nine shareholders of West Angel transferred all of their equity interest, equal to 49.44% of the total equity interest of West Angel to Beijing Yisuizhen. As a result, Beijing Yisuizhen holds 60% of the equity interest of West Angel.

On August 2, 2022, Mr. Weiguang Yang transferred certain parts of his shares of Shanghai Zhongxin to several third parties. As a result, Mr. Weiguang Yang holds 12.33% of the equity interest of Shanghai Zhongxin. Through a certain entrustment agreement on August 3, 2022, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin agreed to hold their equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun. As a result, Shanghai Zhongxun owns 93.33% of Shanghai Zhongxin’s equity interest.

On August 16, 2022, two shareholders of Beijing Yisuizhen transferred all of their equity interest, equal to 53% of the total equity interest of Beijing Yisuizhen to Hainan Muxin. As a result, Hainan Muxin holds 100% of the equity interest of Beijing Yisuizhen.

On October 9, 2022, Ningxia Zhongxin submitted the application for cancellation registration to SAMR and the application was approved on the same day.

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

(1)	Represents (i) 5,497,715 Class B Ordinary Shares held by Mr. Weiguang Yang (“Yang”), the 100% owner of More Healthy Holding Limited (“More Healthy”).

(2)	Represents an aggregate of 3,973,605 Class A Ordinary Shares including 2,623,537 Class A Ordinary Shares held by 4 shareholders of Company, each one of which holds less than 5% voting ownership interests of the Company, as of the date of this Annual Report and 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant. See footnote 3 below.

(3)	In order to directly hold equity interest in the Company, HF Capital Management Delta, Inc. (“HF Capital”) has to complete certain registration and obtain approval with local governmental authority in PRC. As a part of reorganization and due to the aforementioned factor, HF Capital was granted a warrant to purchase 1,350,068 Class A Ordinary Shares of the Company at a price $0.0001 per share or such other amount agreed by the Company and HF Capital at a grant price of RMB 20,000,000 (approximately USD$2.9 million) conditioned upon (i) HF Capital completes necessary registration and obtains approval with local governmental authority in PRC for its direct investment in the Company and (ii) Zhongchao Shanghai shall have paid HF Capital RMB 20,000,000 as returned capital contribution in Zhongchao Shanghai. The above chart assumes that HF Capital has not exercised such warrant. (4) Represents RMB 9.70 million (approximately USD$1.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report.

(5)	Represents RMB 3.00 million (approximately USD$0.4 million) subscribed capital contribution to Zhongchao Shanghai, as of the date of this Annual Report. Shanghai Xingban Enterprise Management Partnership, a limited partnership incorporated under the PRC laws (“Shanghai Xingban”), of which the general partner is Weiguang Yang and the limited partner is Pei Xu, the CFO of Zhongchao Cayman. As the general partner of Shanghai Xingban, Weiguang Yang exercises the voting rights with respect to the shares held by Shanghai Xingban.

(6)	Beijing Boya was incorporated under the PRC laws on April 27, 2020, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Shanghai Lingzhong through a certain share entrustment agreement on December 1, 2021.

(7)	Shanghai Zhongxin, a PRC company, which was formerly known as Shanghai Jingyi, or Shanghai Jingyi Medical Technology Co., Ltd., a PRC company and changed to its current name as Shanghai Zhongxin on November 19, 2020. On October 12, 2020, two shareholders of Shanghai Jingyi, Li Dai and Hegang Ma, transferred their shares to Mr. Weiguang Yang. As a result, Mr. Weiguang Yang holds 49% of Shanghai Jingyi’s equity and Zhongchao Shanghai holds 51% of its equity. On December 16, 2020, Mr. Weiguang Yang transferred certain parts of his shares to Zhongchao Yixin and Zhongren Yixin. As a result, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Zhongxin, respectively. August 2, 2022, Mr. Weiguang Yang transferred certain parts of his shares to several third parties. As a result, Mr. Weiguang Yang holds 12.33% of the equity interest of Shanghai Zhongxin. Through certain entrustment agreements, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 12.33%, 20% and 10% of the equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 93.33% of Shanghai Zhongxin’s equity interest.

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

Accordingly, on September 10, 2020, to clarify the legal effect of the Capital Reduction and to sustain our ability to consolidate the financial results of Zhongchao Shanghai, Mr. Yang and Shanghai Xingzhong, as the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the Original VIE Agreements except the number of shareholders of Zhongchao Shanghai reduced to two (the “2020 VIE Agreements”). Upon entry into the 2020 VIE Agreements, the Original VIE Agreements, except for the Master Exclusive Service Agreement dated August 14, 2020, were expired.

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

Accordingly, on September 10, 2021, to clarify the legal effect of such share transfer and to sustain our ability to consolidate the financial results of Zhongchao Shanghai, Mr. Yang and Shanghai Xingban, as all the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the 2020 VIE Agreements except the one shareholder of Zhongchao Shanghai was changed (the “2021 VIE Agreements”). Upon entry into the 2021 VIE Agreements, the 2020 VIE Agreements, except for the Master Exclusive Service Agreement dated August 14, 2020, were expired.

Our board of directors approved and ratified the 2021 VIE Agreements. We do not expect any negative impact of these 2021 VIE Agreements on its operation. The 2021 VIE Agreements enable Zhongchao Cayman to consolidate the financial results of Zhongchao Shanghai as primary beneficiary.

Controlled Company

Our outstanding shares consist of Class A Ordinary Shares and Class B Ordinary Shares, and we are be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Weiguang Yang, our founder, chairman of the board of directors and chief executive officer, is beneficially own all of our then issued Class B ordinary shares and is able to exercise 80.07% of the total voting power of our issued and outstanding shares, assuming the exercise of the HF Warrant. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 15 votes and is convertible into one Class A Ordinary Share at any time by the holders thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Our directors, executive officers and principal shareholders have substantial control over our company. Our affiliates are able to exercise 81.98% of the total voting power of our issued and outstanding shares, assuming the exercise of the HF Warrant.

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

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

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

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

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

B. Business Overview

Overview

Our Company

We are not a Chinese operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we consolidate the financial results, through a series of the Contractual Arrangements, with Zhongchao Shanghai and its subsidiaries, or collectively, “the PRC operating entities.” Neither we nor our subsidiaries own any equity interests in the PRC operating entities.

Our Class A Ordinary Shares currently trading on Nasdaq are the shares of the offshore holding company, Zhongchao Cayman. You are not investing in the PRC operating entities.   Instead, we consolidate financial results of Zhongchao Shanghai as primary beneficiary through the Contractual Arrangements.

Zhongchao Shanghai, together with its subsidiaries, is a platform-based internet technology company offering services to patients with oncology and other major diseases in China. The PRC operating entities address the needs along the patient journey of symptoms occurrence, medical consultations, medication prescriptions, medication management, and treatment consultations. The PRC operating entities provide online healthcare information, professional training and educational services to healthcare professionals, patient management services in the professional field of tumor and rare diseases, internet healthcare services, and pharmaceutical services and operate an online information platform to general public. The services, programs, and products that the PRC operating entities provide:

●	make it easier for healthcare professionals to access healthcare reference sources, stay abreast of the latest medical information, learn about new treatment options, earn continuing medical education credits and communicate with peers; and

●	enable the public to obtain health information on a particular disease or condition, offer content on topics of individual interest, improve public health consciousness, and promote people’s lifestyle.

●	support patients with oncology or other major diseases with all-in-one patient management, including medication management and disease consultations.

The PRC operating entities provide the healthcare information, education, and training services to the healthcare professionals under their “MDMOOC” brand, which we believe is one of the leading consumer brands in China’s healthcare training and education sector, as evidenced by the Securities Research Report on online medical care industry by Essence Securities Co., Ltd., a company provides securities services throughout China, where the PRC operating entities are considered as one of the main and typical public company proving medical training with doctor interactive and online training platform and leading the Internet medical education industry. The PRC operating entities provide their healthcare educational content to the public via their “Sunshine Health Forums”, which, based on the amount of the registered users and daily review volume, we believe is one of the largest platform in China, for general healthcare knowledge and information to the public. The PRC operating entities provide focused patient management services, via their “Zhongxun” IT system and WeChat mini program and Zhongxin Health WeChat mini program, to their pharmaceutical enterprises and NFP customers..

The PRC operating entities commenced the operation, through Zhongchao Shanghai, in August 2012 with a vision to offer a wide range of accessible and immediate healthcare information and continuous learning and training opportunities for Chinese healthcare professionals. Since inception, the PRC operating entities have focused on developing their information, education, and training programs to address the needs in the healthcare industry in China; and developing online platforms and onsite activities to deliver the PRC operating entities’ information services, education programs and training products.

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

We believe that the PRC operating entities’ ability to create, source, edit and organize online healthcare-related content, interactive education services, and training programs has made MDMOOC online platform one of the leading health destinations and most recognized information platform in healthcare sector in China. As of the date of this Annual Report, the MDMOOC online platform has more than 219,825 registered users and a database of approximately 109,721 healthcare experts including around 1,152 physicians, and 108,569 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with the PRC operating entities to develop training programs on needed basis.

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

As of the date of this Annual Report, we have established nearly 22 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus. The total number of patients covered under these patient-aid projects has reached nearly 108,514 by the end of 2022. We expect the numbers of columns for both cancer-related treatment and treatment of rare diseases to increase by the end of 2023, covering an aggregate of nearly 120,000 patients.

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

In May 2021, Zhongchao Shanghai launched patient management services focusing on the professional field of tumor and rare disease operated through its subsidiary Shanghai Zhongxin, together with Shanghai Zhongxun, provide patient management services, branded as “Zhongxin Health” (众芯健康). As of now, as Zhongxin Health provides comprehensive disease education and management services for tumor patients receiving treatment, in September 2022, Zhongchao announced its new strategic extension of the business model from “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient.” The establishment of Shanghai Zhongxin was the important first step of Zhongchao’s transformation.

On February 10, 2022, Beijing Yisuizhen subscribed for 10.56% equity interest of West Angel and nine shareholders of West Angel transferred all of their equity interest, equal to 49.44% of the total equity interest of West Angel to Beijing Yisuizhen. As a result, Beijing Yisuizhen holds 60% of the equity interest of West Angel. It has well established healthcare CRM (HCRM), a system specially designated to track patient data to provide insight for understanding patient behaviors and habits for patient care, relationship management and experience, hospital marketing and services, which may contribute in expanding our source of hospital customers and developing HCRM for hospitals. In addition, West Angel’s customers include high ranking hospitals and reputable medical professionals. Having those customers would provide competitive advantage for us in attracting pharmaceutical enterprise customers and NFP for training and services provided by us.

On August 2, 2022, Mr. Weiguang Yang transferred certain parts of his shares of Shanghai Zhongxin to several third parties. As a result, Mr. Weiguang Yang holds 12.33% of the equity interest of Shanghai Zhongxin. Through a certain entrustment agreement on August 3, 2022, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 12.33%, 20% and 10% of the equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 93.33% of Shanghai Zhongxin’s equity interest.

In September 2022, Liaoning Zhixun launched Zhixun Internet Hospital to provide standardized Internet healthcare services for patients with oncology or other major diseases. The establishment of Zhixun Internet Hospital will enable Zhongchao to form an all-in-one patient management service (the “All-in-One Service”) from patient education, online follow-up consultation, treatment compliance management, to living quality improvement , creating comprehensive services for both out-of-hospital and in-hospital patients.

Followed by the launch of Zhixun Internet Hospital to provide standardized internet healthcare services for patients with oncology or other major diseases, Zhongchao established Xinjiang Pharmaceutical, aiming at realizing medications accessibility and affordability for those patients. In January 2022, Xinjiang Pharmaceutical was incorporated under the PRC laws, as a wholly owned subsidiary of Shanghai Zhongxin. In August 2022, Shanghai Zhongxun and Shanghai Zhongxin entered into a share transfer agreement, pursuant to which, Shanghai Zhongxin agreed to transfer all the share equity in Xinjiang Pharmaceutical to Shanghai Zhongxun with no consideration. As a result, Xinjiang Pharmaceutical is wholly owned by Shanghai Zhongxun. Xinjiang Pharmaceutical plans to cooperate with Zhixun Internet Hospital and other internet hospitals to build a 2B2C (to business and to customer) pharmaceutical procurement platform, aiming to streamline the delivery of medicines from pharmaceutical factories to retail ends. Xinjiang Pharmaceutical has obtained Pharmaceutical Trade License, Medical Device Trade License, Qualification Certificate for Drug Information Service over the Internet and other related licenses. Xinjiang Pharmaceutical plans to engage in pharmaceutical import and export trade, OME (original equipment manufacturer) production, medical consumables operation, and pharmaceutical internet services, aiming to continuously expand the industry chain and supply chain of the pharmaceutical market in China. Meanwhile, it remains committed to becoming a competitive technology-based pharmaceutical service enterprise.

In November 2022, MDMOOC online platform established a “Surgical-Interventional-Drug” (“SID”) platform for liver cancer comprehensive-disciplinary physician education (“SID Platform”), providing physicians with knowledge and techniques in comprehensive-disciplinary comprehensive management of patients with liver cancer. As of the date of this report, Zhongchao VIE has established nearly 22 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 4 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, and systemic lupus erythematosus.

In January 2023, Xinjiang Pharmaceutical entered into certain agreements with Natco Pharma Limited (“NPL”), a vertically integrated and R&D focused pharmaceutical company in India, pursuant to which Xinjiang Pharmaceutical will act as the drug distribution agent of certain drugs produced by within mainland China. Xinjiang Pharmaceutical will introduce different products from NPL based on the needs of patients in China, for example, anti-influenza drugs during the flu season, and high demand anti-tumor and anti-rare diseases products. Both parties will work together to apply registration certificate of imported drugs and submit filings of sales agent, and will fully leverage their advantages and resources to effectively shorten the clinical trial approval and other processes and accelerate the progress of introducing quality drugs to the patients in China.

Private Equity Fund Arrangements

In November 2020, Shanghai Jingyi formed private equity fund arrangements (the “Private Equity Fund Arrangements”) among another twelve individuals (each, a “Limited Partner”, collective, the “Limited Partners”) and Shenzhen Suizi Wealth Management Co., Ltd. or Shenzhen Suizi, and such Private Equity Fund Arrangement consist of a series of three agreements. For more details and risks related to Shanghai Jingyi’s private equity fund investment, please see “Risk Factors—Risks Related to the Business and Industry of the PRC Operating Entities”.

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

Pursuant to the Limited Partnership Agreement, the paid-up capital should be no less than RMB10,000,000 (the “Paid-Up Capital”). Shanghai Jingyi subscribed and paid RMB 8,400,000 and The General Partner subscribed RMB 8,100,000. Under the Limited Partnership Agreement, the management fee is paid annually to a Fund Manager and equals 2% of the cumulative Paid-Up Capital of each year (the “Management Fee”) when the Private Equity Fund is established, the Management Fee is withdrawn for the first two year, which is 4% of the cumulative Paid-Up Capital and is paid as 2% of the cumulative Paid-Up Capital annual from the third year. Each Limited Partner pays the Management Fee pro rata of its Paid-Up Capital. If the Paid-Up Capital is less than the prepaid Management Fee of a certain year, the remaining Management Fee, deducting the amount already paid from the paid-up capital, will be paid additionally by each Limited Partner pays pro rata, or be paid by the investment revenues of Private Equity Fund.

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

In addition, on April 27, 2020, Beijing Boya was incorporated under the PRC laws, of which 70% of its equity was owned by Zhongchao Shanghai and 30% of its equity was entrusted to Zhongchao Shanghai by the other shareholder Shanghai Lingzhong through a certain share entrustment agreement on December 1, 2021. Beijing Boya is primarily engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consulting services, sales of medical appliances and other medical products.

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

On October 23, 2020, Shanghai Jingyi changed its name to Shanghai Zhongxin Medical Technology Co., Ltd., or Shanghai Zhongxin.

On December 16, 2020, Mr. Weiguang Yang transferred certain parts of his shares to Zhongchao Yixin and Zhongren Yixin. As a result, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin holds 19%, 20% and 10% of the equity interest of Shanghai Zhongxin, respectively.

Through a certain entrustment agreement on December 25, 2020, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 19%, 20% and 10% of the equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 100% of Shanghai Zhongxin’s equity interest.

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

On October 30, 2020, Zhongchao Japan was incorporated under the laws of Japan as a wholly owned subsidiary of Zhongchao USA. Zhongchao Japan was acquired from the Zhongchao Cayman’s controlling shareholder in December 2021, and such acquisition was accounted for as acquisition under common control, and historical financial statement of Zhongchao Japan was included in the consolidated financial statement as if the acquisition was since its incorporation.   On January 13, 2021, Shanghai Xinyuan, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Shanghai Xinyuan is primarily engaged in human resources services and information consulting services. On May 18, 2021, Ningxia Zhongxin, was incorporated under the PRC laws, whose sole shareholder is Shanghai Zhongxin. Ningxia Zhongxin was engaged in operating an online hospital to provide online medical service, including online consultation, prescription information services, and medication retails. On July 16, 2021, Hainan Zhongteng, was incorporated under the PRC laws, as the wholly owned subsidiary of Beijing Boya. Hainan Zhongteng is primarily engaged in healthcare consulting services. On July 21, 2021, Hainan Muxin, was incorporated under the PRC laws, as the wholly owned subsidiary of Shanghai Zhongxin. Hainan Muxin is primarily engaged in healthcare consulting services.

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

On November 24, 2021, Mr. Weiguang Yang transferred certain parts of his shares of Shanghai Zhongxin to several third parties. As a result, Mr. Weiguang Yang holds 12.33% of the equity interest of Shanghai Zhongxin.

In January 2022, Xinjiang Pharmaceutical was established was incorporated under the PRC laws, as a wholly owned subsidiary of Shanghai Zhongxin. In August 2022, Shanghai Zhongxun and Shanghai Zhongxin entered into a share transfer agreement, pursuant to which, Shanghai Zhongxin agreed to transfer all the share equity in Chongqing Pharmaceutical to Shanghai Zhongxun with no consideration. As a result, Xinjiang Pharmaceutical is wholly owned by Shanghai Zhongxun.

On February 10, 2022, Beijing Yisuizhen subscribed for 10.56% equity interest of West Angel and nine shareholders of West Angel transferred all of their equity interest, equal to 49.44% of the total equity interest of West Angel to Beijing Yisuizhen. As a result, Beijing Yisuizhen holds 60% of the equity interest of West Angel.

On August 2, 2022, Mr. Weiguang Yang transferred certain parts of his shares of Shanghai Zhongxin to several third parties. As a result, Mr. Weiguang Yang holds 12.33% of the equity interest of Shanghai Zhongxin. Through a certain entrustment agreement on August 3, 2022, Mr. Weiguang Yang, Zhongchao Yixin and Zhongren Yixin hold 12.33%, 20% and 10% of the equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owns 93.33% of Shanghai Zhongxin’s equity interest.

On August 16, 2022, two shareholders of Beijing Yisuizhen transferred all of their equity interest, equal to 53% of the total equity interest of Beijing Yisuizhen to Hainan Muxin. As a result, Hainan Muxin holds 100% of the equity interest of Beijing Yisuizhen.

On October 9, 2022, Ningxia Zhongxin submitted the application for cancellation registration to SAMR and the application was approved on the same day.

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

For the fiscal year ended December 31, 2022, we generated revenue of MDMOOC business from a total of 76 customers, of which 34 customers were NFP and 42 customers were pharmaceutical enterprises.  For the fiscal year ended December 31, 2021, we generated revenue from a total of 78 customers, of which 30 customers were NFP and 35 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2020, we generated revenue from a total of 77 customers, of which 28 customers were NFP and 49 customers were pharmaceutical enterprises.

We generate the revenues from a relatively small number of customers. For the fiscal years ended December 31, 2022, 2021, and 2020, the PRC operating entities’ pharmaceutical enterprise customers accounted for 33.1%, 11.7%, and 10.5% of our total revenues, respectively. For the fiscal years ended December 31, 2022, 2021, and 2020, the PRC operating entities’ NFP customers accounted for 58.0%, 86.2%, and 87.2%, of our total revenues, respectively.

Sunshine Health Forums’ Users

Unlike MDMOOC online platform which require the users to register with their healthcare qualification and some of the PRC operating entities’ programs are limited to certain registered users of the platform, the Sunshine Health Forums is accessible to the public without limitation.

Zhongxin Health’s Customers and Users

Zhongxin Health’s customers are primarily pharmaceutical enterprises and NFPs including charity organizations, national public foundations, and nonprofit non-governmental association.

Zhongxin Health provides patient management services through its Zhongxun IT system and WeChat mini program and its Zhongxin Health WeChat mini program. The users are patients with cancer, rare disease or other major diseases. Users need to register on Zhongxun IT system and WeChat mini program or log in their WeChat before accessing their portals for tailored patient management services.

Source of Revenues

We currently derive our revenues from 3 sources: (1) revenue generated from the information, education, and training programs, services, and products under the PRC operating entities’ “MDMOOC” brand, including but not limited to (a) revenue from designing and producing healthcare training products as requested by the PRC operating entities’ customers; (b) revenue from the PRC operating entities’ onsite education, including organizing medical training sessions and academic conferences; and (c) revenue from the healthcare consulting services the PRC operating entities provide to their customers; (2) revenues generated from providing patient management services by Zhongxin Health; and (3) sales of patented drugs by Xinjiang Pharmaceutical. The PRC operating entities do not charge user fees for access to the MDMOOC online platform or attend some of the PRC operating entities’ onsite conferences. The MDMOOC online platform and onsite education activities enable customers to reach, educate and inform target audiences of healthcare professionals. The PRC operating entities work closely with their customers to develop programs to reach specific groups of healthcare professionals and give them placement on the most relevant areas on the MDMOOC online platform.

For  the fiscal years ended December 31, 2022, 2021, and 2020, our revenues were $14,151,516, $16,296,770, and $17,989,788, respectively, and our net (loss) income were $(2,822,319), $238,665, and $4,457,097, respectively.  We currently generate most of our revenues from MDMOOC.

Industry and Market Background

The Internet

The Internet has emerged as a global medium for communications, news, information and commerce. China Internet Network Information Center (CNNIC) released the 51st “Statistical Report on China’s Internet Development Status” report, indicating that as of December 2022, the number of Chinese netizens was 1,067 million, an increase of 3.5 million from the end of 2021. In 2022, the average weekly online time spent by Chinese netizens is 26.7 hours, which is 0.6 hours lower than the same period in 2021. A number of factors drive the Internet’s continued growth, including the large and growing installed base of personal computers, a rapidly expanding and improving Internet delivery infrastructure and an explosion of content and commerce offerings on the Web.

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

The need of healthcare in China is still on the rise. According to 2021 Statistical Bulletin on the Development of China’s Health and Wellness Industry, by the end of 2021, there are 1,030,935 healthcare institutions in China, with an increase of 8,013 over the previous year. In 2021, the total number of healthcare services is 8.47 billion with an increase of 730 million over 2020.

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

Policy Support, Huge and Growing Market of Internet Healthcare in China

According to the Frost & Sullivan report, total spending on healthcare in China in 2020 was RMB 7,230.6 billion, ranking the second in the world. It is expected to reach RMB11,486 billion in 2025 and RMB16,642.5 billion in 2030, respectively. According to the report released by iResearch and Huaan Securities Research Institute, it is expected that the scale of China’s internet healthcare market will reach RMB 87.61 billion in 2023, an increase of 25.1% year-on-year. With the change of residents’ medical habits and the increase of disposable income, the scale of the internet healthcare market will continue to grow.

Competition

The PRC operating entities face competition from providers of traditional healthcare education programs and training services as well as the increasing competition from existing competitors and new market entrants in the online healthcare education market and patient management service market, including the following:

●	Chinese online education companies and institutions that also offer continuing healthcare education and other online courses and training programs. Examples of the PRC operating entities’ competitors include 91huayi, a Chinese medical education website dedicated to improving medical service providers professional skills and public’s healthcare knowledge; bbs.iivi.com, a Chinese medical bulletin board system allowing medical professionals in different specialties to share their views regarding their medical practice, career development and medical examinations; and www.ccmtv.cn, a Chinese website providing surgery education videos to medical professionals in different specialties.

●	Healthcare education companies or institutions organizing onsite healthcare workshop, academic conference, and other healthcare communication activities. This segment is the most significant competitor to the PRC operating entities’ onsite education programs. Examples of the PRC operating entities’ competition in this segment include Medcon, MEDLINK, and Beijing Medical Group 3 AD Ltd., all of which are Chinese company dedicated to promoting medical information and health knowledge via onsite activities.

●	China-based digital service provider in the healthcare industry that also offer information sharing services and data accumulation and management in China. Examples of the PRC operating entities’ competitors include DXY (丁香园), a Chinese medical knowledge sharing website, which is built as an academic article retrieving database. DXY has developed more functions to enrich the services it provides to healthcare professionals and the public, including but not limited to establishing online forum for physicians, launching a series of mobile applications such as Drug Assistant and Dingxiang Doctor, and opening its wholly-owned offline Family Clinics.

●	Education companies that targets the public and patients. This segment is the most significant competitor to the Sunshine Healthcare Forum. Examples of the PRC operating entities’ competitors include CN-Healthcare, an internet-based healthcare education platform targeting patients. CN- Healthcare organizes content-partners, including healthcare professionals and medical associations to generate health-related news and information. CN-Healthcare currently has 1773 individual content-partners, 751 association partners, and 1.3 million subscribers.

●	China-based technology companies providing medical health management services. Examples of the PRC operating entities’ competitors include Sinohealth Holdings Ltd. (HKG: 2361), a data insight solutions, data-driven publications and events and software providers. it’s Zhongkang Tong platform focuses on providing professional services for the operation of patient care projects.

The Growth Strategy of the PRC Operating Entities

The PRC operating entities’ objective is to address the needs along the patient journey of symptoms occurrence, medical consultations, medication prescriptions, medication management, and treatment consultations. The PRC operating entities operate the premier healthcare destination Websites where physicians, allied healthcare professionals and consumers can find reliable and comprehensive information that enables them to make better and more informed medical and health decisions. We believe the PRC operating entities are positioned to become a preferred online advertising medium, academic communication platform, and e-commerce partner in the PRC healthcare sector. The PRC operating entities intend to achieve this objective by pursuing the following strategies:

●	Strengthening the PRC Operating Entities’ Brands. The PRC operating entities intend to build up MDMOOC as the leading single brand for healthcare information, education, and training for professionals and Sunshine Health Forums as the leading brand for online healthcare information forums. We believe that strengthening the PRC operating entities’ brand awareness is critical to attracting and retaining users, advertisers, sponsors and strategic partners. The PRC operating entities plan to pursue a brand development strategy through online and offline advertising, promotions, media coverage and word-of-mouth support. We believe the PRC operating entities’ brand visibility will significantly benefit from promotion on leading we-media and medical associations, such as China Association of Health Promotion and Education, Beijing Medical and Health Foundation, and China Primary Health Care Foundation, as well as the PRC operating entities’ partnership with pharmaceutical enterprises and NFPs in various projects providing patient management services in China.

●	Improving and Enhancing the PRC Operating Entities’ Products and Services. The PRC operating entities intend to expand the content on both their healthcare programs for professionals and the public by adding new medical specialty areas, enlarging the PRC operating entities’ editorial staff and utilizing the PRC operating entities’ extensive relationships with leading medical experts. The PRC operating entities intend to enhance users’ experience by adding general health and wellness information, community features and interactive programs that take advantage of the PRC operating entities’ credibility with medical professionals and the PRC operating entities’ existing professional medical specialty content and by providing different features and functions on Zhongxin Health to assist PRC operating entities’ customers on patient management and facilitate and assist users’ treatment and medication process.

●	Further Improving Patient Loop. The PRC operating entities aim at forming a comprehensive “Medical-Pharmaceutical-Patient” business model for patients with oncology and other major diseases to meet patients’ different medical health needs. Driven by the increased demands of “patient-oriented” healthcare in China, the PRC operating entities intend to provide medical services and disease management tailored to individual patient and allow patient to actively initiate and participate in health management and disease treatment, from patient education, online follow-up consultation, treatment compliance management, to living quality improvement.

●	Developing Multiple Revenue Sources. We believe the PRC operating entities’ implementation y to extend to the “Medical-Pharmaceutical-Patient” model provide us with significant opportunities to develop multiple sources of revenue. In addition to advertising and sponsorships, the PRC operating entities plan to generate e-commerce revenues by building Sunshine Health Forums as a full-service online healthcare platform with functions of book selling and drug selling. The PRC operating entities also plan develop other research products that they expect will complement pharmaceutical enterprises’ product detailing efforts. In addition, the PRC operating entities plan to introduce products and services that appeal directly to their international and allied healthcare users. The PRC operating entities, utilizing its accumulated experiences in medical education and innovation and self-developed patient management system, partner with several pharmaceutical enterprises and NFPs to provide patient management services.

The Competitive Strengths of the PRC Operating Entities

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

We believe the following factors drive the PRC operating entities’ success:

●	Acknowledged by leading pharmaceutical enterprises: the PRC operating entities’ customers include leading pharmaceutical enterprises who position the MDMOOC as preeminent branded sources of consumer-oriented health and wellness information on the Internet. Almost all leading pharmaceutical enterprises have their own vendor lists regarding different types of service they request. It is an industry norm that it usually takes three to four years for a service provider to be accepted by the leading pharmaceutical enterprises to be included in the vendor list. The PRC operating entities are one of the prominent service providers in the category of course production services on the vendor lists of a few well-known pharmaceutical enterprises. Pursuant to the consultant agreements the PRC operating entities entered into with the pharmaceutical enterprises regarding the course production services, the PRC operating entities will create online training courses of specific medical topics and then post them on the MDMOOC platforms. The users need to obtain the passwords from the pharmaceutical enterprises or from us to get free access to the series of online courses. The PRC operating entities also entered into framework agreements with certain pharmaceutical enterprises. The terms of the agreements are usually one (1) years. Pursuant to the framework agreements, when the PRC operating entities’ customers have a need for medical course production, they will reach out to the PRC operating entities by sending over formal purchase order. Such close connections with some of the leading pharmaceutical enterprises will also benefit PRC operating entities the development of new business, pharmaceutical services and patient management services.

●	High-Quality, Timely and Original Medical Information: The PRC operating entities provide high-quality, timely and original content on important healthcare trends and disease topics. Using the real-time publishing capabilities of the Internet, the PRC operating entities can deliver this content to their audience faster and more cost effectively than traditional print media and on-site training session, which is limited by publication schedules and physical distribution. Many of the PRC operating entities’ articles are written by industry-leading medical experts and are peer-reviewed by other physicians to insure they meet the high standards of medical integrity. The PRC operating entities’ experienced editorial staff has strong medical background, most of whom graduated from well-known medical universities and have more than ten-year work experience in relevant areas. The PRC operating entities’ medical specialty areas are carefully designed and their features are regularly updated by the PRC operating entities’ editorial and quality control staff. Such high-quality medical information also contributes to the PRC operating entities’ patient management services on Zhongxin Health by providing tailored medical education information.

79

●

Well Organized and Easy-To-Use Websites and Apps: The PRC operating entities design their websites and mobile Apps to meet the needs of their users in a personalized and easy-to-use manner. The PRC operating entities organize their training products on MDMOOC online platform by healthcare specialty area. The PRC operating entities create different Sunshine Health Forums for different categories of diseases and healthcare matters. Currently, the PRC operating entities have more than 150 forums, covering healthcare topics such as the kidney disease, the liver disease, and diabetes. In addition to high-quality medical content, their consumer sites provide community features and interactive programs to encourage academic discussion and communication as well as information and experience sharing. The PRC operating entities have self-developed a patient management system applied to its Zhongxun IT system and WeChat mini program, Zhongxun, and its Zhongxin Health WeChat mini program. Patients are able to manage multiple issues during the medication and treatment processes, by utilizing various functions provided by Zhongxin Health, including automatic medication reminder, self-treatment information, adverse reactions treatment information, and self-management illustration and video education courses.

●	Cost-Effective Access to the PRC Operating Entities’ Audience: The PRC operating entities’ users registration profiles give the ability to segment their audience based on their medical specialty or healthcare interest. In addition, the PRC operating entities’ proprietary users’ profile and traffic database enables us to provide advertising and sponsored content. MDMOOC online platform also offers online programs that complement many of the pharmaceutical enterprises’ offline promotional and educational efforts. For example, the PRC operating entities expand the audience of sponsored medical conferences by making next-day summaries of the proceedings available to users who were unable to attend. In addition, we believe Sunshine Health Forums create an attractive e-commerce environment for health-related products, i.e., educational healthcare books, due to the size of the audience and the focus on relevant healthcare topics.

Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. The PRC operating entities’ ability to realize their business objectives and execute their strategies is subject to risks and uncertainties, including, among others, the following:

●	the PRC operating entities’ inability to effectively manage their rapid growth, which could place significant strain on their management personnel, systems and resources;

●	adverse changes in the economic environment either in China or globally;

●	intense competition from onshore and offshore healthcare information, education, and training services companies;

●	the PRC operating entities’ reliance on a relatively small number of major customers, one customers of the PRC operating entities accounted for 15.9% of our total revenue for fiscal year 2022, respectively; the top three customers of the PRC operating entities accounted for 23.4%, 21.9%, and 10.7% of our total revenue for fiscal year 2021, respectively; and two customers accounted for 26.9% and 19.7% of the total revenue for fiscal year 2020, respectively;

●	the PRC operating entities’ ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology;

●	the PRC operating entities’ ability to attract new customers for their services and/or growing revenues from existing customers;

●	risks associated with having a long selling and implementation cycle for the PRC operating entities’ services that require us to make significant resource commitments prior to realizing revenues for those services;

●	increases in wages for professionals in China;

●	the international nature of the PRC operating entities’ business;

●	risks related to unauthorized disclosure of sensitive and confidential information;

●	risks related to intellectual property infringement claims;

●	risks related to material weakness in our internal control over financial reporting such that if we fail to develop and maintain an effective system of internal control over financial reporting, they may be unable to accurately report our financial results or prevent fraud;

●	business interruptions resulting from occurrence of natural disasters, health epidemics and other outbreaks or events;

●	fluctuation in the value of the Renminbi and other currencies;

●	disruptions in disruptive technologies or significant failure in the PRC operating entities’ technology platform that could harm their service;

●	vulnerabilities to security risks that could disrupt the PRC operating entities’ services and adversely affect their operations; and

●	possibilities to expose us to malpractice liability and other liability inherent in healthcare delivery.

In addition, the PRC operating entities face other risks and uncertainties that may materially affect our business prospect, financial condition, and operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this Annual Report before investing in our Class A Ordinary Shares.

The Business Model of the PRC Operating Entities

Zhongchao Shanghai, together with its subsidiaries, is a platform-based internet technology company offering services to patients with oncology and other major diseases in China. The PRC operating entities have been taking steps to for its strategic extension of its business model of “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient”, focusing on oncology and other major disease management.

The PRC operating entities provide healthcare information, education, and training services to the healthcare professionals under their “MDMOOC” brand via MDMOOC website, mobile Apps, and WeChat subscription account (together, the “MDMOOC online platform”), and onsite education activities. The PRC operating entities also offer healthcare educational content to the public via their online “Sunshine Health Forums”. Additionally, the PRC operating entities provide focused patient management services for their pharmaceutical enterprise customers and NFPs customers via “Zhongxin Health.” The PRC operating entities have also been developing its pharmaceutical business via Xinjiang Pharmaceutical and online healthcare services via Zhixun Internet Hospital.

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

The PRC operating entities’ pharmaceutical enterprises customers and NFPs customers with demands of course production and training organization benefit from the PRC operating entities’ business model when more end-users are drawn to the MDMOOC online platform because of their reliable self-developed content offered in rich media formats and the PRC operating entities’ reputation among healthcare professionals who are seeking healthcare service improvements. The original content in the PRC operating entities’ platform, as well as the ratings and reviews on the content, can effectively and efficiently incentivize their content production to offer high-quality training programs. The PRC operating entities’ in-house editorial staff and research and development team responsible for content generation and management can further increase their ability to create better courses in the most suitable forms to the healthcare professionals working in different fields. The PRC operating entities’ COPS function, in return, provides data insights on current user landscape and learning trends that allow their customers to get a better understanding to the healthcare industry in the practical aspect.

As corporate and NFP customers, end-users, and course production teams and providers are inexorably connected through the PRC operating entities’ content, COPS, and online course uploading function, the PRC operating entities’ business model forms an overall virtuous cycle that fuels its continued growth and expansion. In essence, end-users are attracted to the PRC operating entities’ platform by the content and services offered on the platform of the PRC operating entities’, while corporate customers and NFP customers are attracted to the PRC operating entities’ platform by the access to the largest online healthcare professionals’ community and the high-quality online programs and courses. As the number of end-users grows, more corporate customers and NFP customers will want to join and get access to the PRC operating entities’ platform. More corporate customers and NFP customers will then lead to more tailored content production, as well as more targeted content, and ultimately attract more end-users.

The PRC operating entities provide focused patient management services for their pharmaceutical enterprise customers and NFPs customers via “Zhongxin Health.” The PRC operating entities utilize their accumulated experiences in medical education and innovation, offer self-developed patient management system for customers and provide easily accessible channels to patients, including IT systemWeChat mini program. The PRC operating entities’ pharmaceutical enterprises customers and NFPs customers benefit from patient management services provided by the PRC operating entities to optimize their management, provide patients with handful information of medications and treatment, facilitate their patients’ treatment and medication process, and improve the duration of treatment.

The PRC operating entities have also been developing its pharmaceutical business via Xinjiang Pharmaceutical and its internet hospital business via Zhixun Internet Hospital.

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

Editorial, Design And Production

The PRC operating entities’ editorial staff has strong medical background, most of whom graduated from well-known medical universities, such as Shanxi Medical University, Beijing University of Chinese Medicine, Donghua University, and have more than ten-year work experience in relevant areas. As of December 31, 2022, the PRC operating entities’ editorial, design and production staff consisted of 17 professionals who are all experienced medical editors, writers and producers. The PRC operating entities intend to significantly increase their number of editors as they add additional medical specialty areas.

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

Zhongxin Health Patient Management Services in Patient-aid Projects

The PRC operating entities utilize its self-developed patient management system, branded as “Zhongxin Health” to provide patient management services to their pharmaceutical enterprises and NFPs customers to assist their patient management for patients with cancer, rare disease or other major diseases.

During cancer treatment processes, patients face various changes using one or more anti-tumor medications, including, among others, dosing punctuality, incorrect dosage, missed dose, taking with other drugs and adverse reaction management. If such challenges cannot be solved, the treatment process will be negatively affected, and patients’ confidence in treatment could be undermined, ultimately affecting the curative effects. In order to resolve medication-related challenges in a timely manner and promote the continuity of treatment, the PRC operating entities developed and designed the Zhongxin Health mini program with several functions. The program can automatically remind patients to take medications and precautions based on different types of cancers and medication consumption time. It can also provide general self-treatment information based on the adverse reactions that patients might have taking such medications and timely provide corresponding self-treatment information for such adverse reactions specifically encountered by patients during the medication administration process. Additionally, the program could improve patients’ self-management ability through various illustrations and video courses. Utilizing the program, patients can customize and self-manage their medication process based on different cancers and medication consumption time, and such system could help improve patients’ confidence in their treatment.

As of the date hereof, the PRC operating entities have participated in approximately 19 patient management projects for approximately 10 types of different medications, serving approximately 108,500 patients. For the fiscal years ended December 31, 2022 and 2021, approximately 44.4% and 45.1% of our revenues were generated from Zhongxin Health patient management services, respectively.

Zhongxin Health’s Customers

Based on the demands of pharmaceutical enterprises and NFPs customers for each type of medications in each project, the PRC operating entities provide comprehensive and tailored services, including but not limited to, project general management, patients qualification screening and information intake, WeChat public account management, mobile application and WeChat mini program design, development and management, and medication distribution management.

The PRC operating entities’ pharmaceutical enterprises customers and NFPs customers benefit from patient management services provided by the PRC operating entities to optimize their management, provide patients with handful information of medications and treatment, facilitate their patients’ treatment and medication process, and improve the duration of treatment.

Zhongxin Health Mini Program

Patients could access Zhongxin Health’s system through its WeChat mini program “Zhongxin Health.” Patients need to register log in WeChat by using their own accounts before accessing their portals for tailored patient management services. Tracing the design on MOOC Mobile App, Zhongxin Health mini program use white and sky blue color on the interface of the program, signaling health and learning respectively, and creating a soft and welcoming texture to their platform.

Zhongxin Health mini program interface includes three main pages, main page, medication management and account page. The main page is open to the general public with various sources without need to log in. It displays icons of medication management, hospital directory, medication directory, cancer treatment knowledge library and online medical health consultation, that users could click and be directed to corresponding information page. Scrolling down, it lists medical courses provided by physicians in China with a focus on lung cancer, liver cancer, other cancers and other major disease. At the bottom are the latest medical articles written or recommended by the PRC operating entities’ medical editors, and the users are able to add bookmarks categorized by different types of cancers to the main page for easy access to relevant articles in the future.

The screenshot below shows the main page of Zhongxin Health mini program:

Medication management page primarily provides information of medication information and the PRC operating entities’ patient management projects. On the top, users are able search by different types of disease, medication names and patient management projects names to look for information they need. Each patient management project has its separate page with detailed information, including but not limited to, name of medications, provider information, target patient, project policy, term and project contact information, followed by relevant articles. Users could check the projects status they applied for by providing their names and identification numbers to track their application status, prescription amount, delivery status and other relevant matters.

The screenshot below shows the main page of Zhongxin Health mini program:

The users could sign up and log in on the account page. Once logged in, the users are able to save articles, courses or other postings they are interested in on the mini program.

Recent Development

The PRC operating entities established Xinjiang Pharmaceutical, aiming at realizing medications accessibility and affordability for patients. Xinjiang Pharmaceutical plans to cooperate with Zhixun Internet Hospital and other internet hospitals to build a 2B2C (to business and to customer) pharmaceutical procurement platform and streamline the delivery of medications from pharmaceutical factories to retail ends. This approach will enable Xinjiang Pharmaceutical to supply domestic and international high-quality and cost-effective drugs, improving drug accessibility and lowering medication cost.

Since the beginning of 2022, embracing the development opportunity of a series of investment promotion of pharmaceutical industry initiated by the Chongqing government, Xinjiang Pharmaceutical has been able to develop rapidly. Xinjiang Pharmaceutical has obtained Pharmaceutical Trade License, Medical Device Trade License, Qualification Certificate for Drug Information Service over the Internet and other related licenses. Xinjiang Pharmaceutical plans to engage in pharmaceutical import and export trade, OME (original equipment manufacturer) production, medical consumables operation, and pharmaceutical internet services, aiming to continuously expand the industry chain and supply chain of the pharmaceutical market in China. Meanwhile, it remains committed to becoming a competitive technology-based pharmaceutical service enterprise.

Xinjiang Pharmaceutical obtained the general distribution rights in Mainland China for anti-influenza drug from Natco Pharma Limited (“Natco”). Natco is a vertically integrated and R&D focused pharmaceutical company in India.

On February 10, 2022, Beijing Yisuizhen subscribed for 10.56% equity interest of West Angel (Beijing) Health Technology Co., Ltd, or West Angel, a PRC company, and nine shareholders of West Angel transferred all of their equity interest, equal to 49.44% of the total equity interest of West Angel to Beijing Yisuizhen. As a result, Beijing Yisuizhen holds 60% of the equity interest of West Angel.  West Angel is primarily engaged in provision of online platform for communication between hospitals and patients. It has well established healthcare CRM (HCRM), a system specially designated to track patient data to provide insight for understanding patient behaviors and habits for patient care, relationship management and experience, hospital marketing and services, which may contribute in expanding our source of hospital customers and developing HCRM for hospitals. In addition, West Angel’s customers include high ranking hospitals and reputable medical professionals. Having those customers would provide competitive advantage for us in attracting pharmaceutical enterprise customers and NFP for training and services provided by us.

On August 2, 2022, Mr. Weiguang Yang transferred certain parts of his shares of Shanghai Zhongxin to several third parties. As a result, Mr. Weiguang Yang holds 12.33% of the equity interest of Shanghai Zhongxin.  Through a certain entrustment agreement on August 3, 2022, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin agreed to hold their equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun. As a result, Shanghai Zhongxun owns 93.33% of Shanghai Zhongxin’s equity interest.

In September 2022, Liaoning Zhixun launched Zhixun Internet Hospital to provide standardized Internet healthcare services for patients with oncology or other major diseases. The establishment of Zhixun Internet Hospital will enable Zhongchao to form an All-in-One Service from patient education, online follow-up consultation, treatment compliance management, to living quality improvement, creating comprehensive services for both out-of-hospital and in-hospital patients.

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

For the fiscal year ended December 31, 2022, we generated revenue of MDMOOC business from a total of 76 customers, of which 34 customers were NFP and 42 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2021, we generated revenue from a total of 78 customers, of which 30 customers were NFP and 35 customers were pharmaceutical enterprises.  For the fiscal year ended December 31, 2020, we generated revenue from a total of 77 customers, of which 28 customers were NFP and 49 customers were pharmaceutical enterprises.

We generate our revenues from a relatively small number of customers. For the fiscal years ended December 31, 2022, 2021, and 2020, the PRC operating entities’ pharmaceutical enterprise customers accounted for 33.1%, 11.7%, and 10.5% of our total revenues, respectively. For the fiscal years ended December 31, 2022, 2021, and 2020, the PRC operating entities’ NFP customers accounted for 58.0%, 86.2%, and 87.2%, of our total revenues, respectively. As compared with the revenues in 2020, the decrease of revenues in 2022 and 2021 generated by pharmaceutical enterprises customers as a percentage of total revenue was mainly because the pharmaceutical enterprises placed more orders through NFP to attract more medical experts and professionals in the name of NFP.

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

Zhongxin Health mini program provides users with access to Zhixun Internet Hospital mini program, which could director the users who are interested in internet healthcare to use the online medical consultation service.

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

As of the date of this Annual Report, the PRC operating entities had a technology team with approximately 10 engineers, including those focusing on technology development to support every aspect of their business operation and those focusing on underlying data and technology maintenance.

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

As of the date of this Annual Report, we have 8 researchers in the product development team and 2 developers in our technology support team. Most of our R&D members have no less than 5 years of working experience and 30% R&D staff have master or doctor degree.

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

During fiscal years 2022, 2021, and 2020, our R&D expenses were approximately $411,524, $758,878, and $816,553, respectively, representing 2.9%, 4.7%, and 4.5%, of our total revenues for fiscal years 2022, 2021, and 2020, respectively.

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

The PRC operating entities’ primary trademark portfolio consists of 16 registered trademarks. The PRC operating entities’ trademarks are valuable assets that reinforce the brand and their consumers’ favorable perception of their products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, the PRC operating entities own 42 URL designations and domain names, including www.mdmooc.org, www.mdmooc.com, www.zhongxun.online, ygjkclass.com, zxylmd.com, which are important to our business.

As of the date of this Annual Report, we have registered 26 trademarks. The following is a list of trademarks we have registered that are important to our business:

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587105	Approved	Category 5: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments; Supplements; Medical nutrients; Glucose used as medical food additives; Medical nutritional food (cut-off)	2027.11.27	China
2	Zhongchao Medical Technology (Shanghai) Corp. Ltd		18418154	Approved	Category 9: Recorded computer programs (programs); computer software (recorded); recorded computer operating procedures; downloadable computer application software; electronic publications (downloadable software); computer programs (downloadable software); measuring devices; dosimeters; measuring instruments; inspection mirrors (cut-off)	2026.12.27	China
3	Zhongchao Medical Technology (Shanghai) Corp. Ltd		19719148	Approved	Category 38:Teleconference Services; Providing Internet Chat Room; Digital File Transfer; Video Conference Services; Providing Online Forum; Data Stream Transfer; Information Transfer; Television Broadcasting; Computer Aided Information and Image Transfer (Deadline)	2027.06.06	China
4	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587230	Approved	Category 44: health care; medical assistance; rental of medical equipment; treatment services; health counseling; dietary and nutritional guidance; dispensing; art therapy; massage; beauty services (deadline)	2027.11.27	China

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
5	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587258	Approved	Category 5: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments (cut-off)	2028.01.20	China
6	Shanghai Zhongxun Medical Technology Co., Ltd.		47286982	Approved	Category 41: Education; Providing of training, Providing of educational information; Arranging and conducting of conferences, congresses and symposiums; Organization of exhibitions for cultural or educational purposes; Arranging and conducting of training; Publication of books and texts (cut-off)	2031.02.12	China
7	Beijing Zhongchao Boya Medical Technology Co., Ltd.		59485462	Approved	Category 41: Providing of training, Arranging of experts conferences, Mobile libraries; text publishing (except advertising texts); E-books and magazines publishing; Providing non-downloadable global computer network online publishing; Publishing electronic newspapers through global computer network; Providing global network network publishing Editing website publishing; Publishing and distributing medical technology related scientific paper (cut-off)	2032.03.13	China
8	Beijing Zhongchao Boya Medical Technology Co., Ltd.		59474281	Approved	Category 44: Medical clinic services; Healthcare; Therapeutic services; Medical equipment rental; Health counseling; Diet nutrition guidance; Art therapy methods; Dispensing; Beauty services; Massage (cut-off)	2032.03.13	China

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
9	Shanghai Zhongxun Medical Technology Co., Ltd.		47299361	Approved	Category 44: Hospitals; Healthcare; Dispensing Consulting; Telemedicine services; Health consulting; Therapeutic services; Diet nutrition guidance; Providing medication information for patient; Medical information; Medical counseling (cut-off)	2031.02.20	China
10	Shanghai Zhongxin Medical Technology Co., Ltd		59477566	Approved	Category 44: Medical clinic services; Medical assistance; Therapeutic services; Medical equipment rental; Health consulting; Diet nutrition guidance; Art therapy measures; Dispensing; Beauty services; Massage (cut-off)	2032.03.13	China
11	Chongqing Xinjiang Pharmaceutical Co., Ltd.		65011381	Approved	Category 5: Medical drugs; human drugs; Chinese patent medicines; medical nutrition products; dietary fiber; mineral dietary supplements; Medical ; Veterinary medications; Dental fillings; Tablets (cut-off)	2032.11,23	China
12	Chongqing Xinjiang Pharmaceutical Co., Ltd.		64995408	Approved	Category 42: Implementation of early evaluation in the field of new drugs; Drug evaluation; Pharmaceutical research; Computer software maintenance for Internet use; Medical planning computer programming; Computer software design; Xomputer hardware design and development consulting; Computer system analysis; Provision of Internet search engines; Cloud calculate(cut-off)	2032.11.13	China
13	Chongqing Xinjiang Pharmaceutical Co., Ltd.		64988009		Category 35: Displaying merchandise on communication media for retail purposes; Advertising; Commercial information offered through website; Franchising business management; Import and export agency; Promoting for others; Systemizing computer database information; Seeking sponsorship; Retail sale of pharmaceutical, veterinary, hygienic preparations and medical supplies (cut-off)	2033.01.20	China

The following is a list of our patent applications:

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd	Search-result optimization method, installation, computer equipment and storage media	201910274403.8	Pending	200942	May 31, 2019	China

As of the date of this Annual Report, the PRC operating entities owns 40 copyrights that have been approved. The following is a list of the PRC operating entities’ copyrights that have been approved and important to the PRC operating entities’ business:

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

Facilities

Our headquarter and executive office is located in Shanghai, China and consist of approximately 223.7 square meter of office space under one lease which has been renewed and will expire on December 31, 2023. In addition to our headquarter, we lease space in other 5 cities, including Beijing, Shijiazhuang, Changde, Chongqing, Tianjin, Wuhan, Shengyang. Rent expenses amounted to $498,166, $426,152, and $312,675 for the years ended December 31, 2022, 2021, and 2020, respectively.  In 2021, as the PRC operating entities had been seeking business expansion countrywide, in consideration of cost, uncertainty of the COVID-19 development, and governmental restriction in response to COVID-19, the PRC operating entities established additional offices at shared workspace in 7 cities (Chongqing, Tianjin, Wuhan, Shenyang, Chengdu, Shanghai, and Shijiazhuang) accommodating a total of 26 employees as of the date of this Annual Report. The rent for these offices at shard workspace is payable monthly or semi-annually, and the leases thereunder could be terminated with advance notice. In addition, we also purchased certain properties as offices for operations in Japan in December 2020, January 2021, July 2022 for a total purchase price of approximately $1,093,226. Due to the impact of COVID-19 pandemic, the properties in Japan are not in active use as offices. In October 2022, pursuant to a real estate purchase agreement, we purchased a real estate property located in Tongzhou District for a total purchase price of approximately $1.59 million.

We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

No.	Facility	Address	Space (m2)

1	Beijing Office	Floor 8, Wangjing Building A, No. 9, Zhonghuan South Road, Chaoyang District, Beijing, China	712.6 square meters

2	Shanghai Office	Nanxi Creative Center, Suite 218, 216 Yan’An Middle Road, Jing’An District, Shanghai, China	223.7 square meters

3	Tianjin Office	World Financial Center, Suite 3107, No. 2 North Dagu Road, Heping District, Tianjing, China	60 square meters

4	Chongqing Office	Suite 3306, Building 4, No. 7 Jiangnan Avenue, Nan’an District, Chongqing, China	243.37 square meters

5	Shijiazhuang Office	Suite 6035, 6036, 6037, Jiuzhong Street, Xinhua District, Shijiazhuang,	132.41 square meters

6	Yinchuan Office	Suite 1102, Floor 11, Lidecaifu Building, Dalian Road, Jinfeng District, Yinchuan, China	202.53 square meters

Employees

As of the date of this Annual Report, we had a total of 116 full-time employees, of which 10 are in research and development, 31 are in sales and marketing, 56 are in technical and customer services, and 19 are in general administration.

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

Legal Proceedings

As previously disclosed, Ms. Lirong Yang, the sister of Mr. Weiguang Yang filed a civil compliant on April 18, 2022, against a third-party individual for unauthorized occupation of a property located in the Tongzhou District, Beijing in the Tongzhou People’s Court in Beijing (the “Tongzhou Court”). Shanghai Maidemu was considered as a beneficiary of the complaint as it was the ultimate owner/beneficiary of the property pursuant to a certain real estate entrust agreement between Shanghai Maidemu and Ms. Yang; and the property was purchased during a public judicial auction in May 2021 to be used as a Beijing office for Shanghai Maidemu. On October 18, 2022, pursuant to a real estate purchase agreement, Ms. Lirong Yang sold such property to a third-party individual.   As a result, on December 12, 2022, Ms. Lirong Yang filed a request for withdrawal of the compliant. As a result, the compliant was withdrawn by Tongzhou Court on the same day.

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

Government Regulation

Regulation Related to Online Services

Regulation Related to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the SARFT, on July 6, 2004 and put into effect on October 11, 2004, and ceased to be effect apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by the SARFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined under the Audio-Visual Measures as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SARFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as the National Radio and Television Administration of China, or the NRTA), on April 25, 2016, effective as of June 1, 2016 and amend on March 23, 2021.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of China, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SARFT, or complete certain record-filing procedures with the SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SARFT. On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT promulgated Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

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

On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the NRTA jointly issued the Administrative Provisions on Internet Audio-Video Information Services, or the Internet Audio-Video Information Services Provisions, which became effective on January 1, 2020. The Internet Audio-Video Information Services Provisions defines the “Internet audio-video information services” as providing audio and video information production, uploading and transmission to the public via Internet platforms such as websites and applications. Entities providing Internet audio-video information services must obtain relevant licenses subject to applicable PRC laws and regulations and are required to authenticate users’ identities based on their organizational codes, PRC ID numbers, or mobile phone numbers etc.

Regulation Related to Internet Culture Activities

On May 10, 2003, Ministry of Culture (currently known as the Ministry of Culture and Tourism, MOCT) MOCT promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on July 1, 2003 and was amended on February 17, 2011 and December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOCT. “Internet cultural activity” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products specially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music.

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

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect on March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents the PRC operating entities post on their website, such as video-audio clips and course materials, may be deemed as online publications. In addition, foreign-invested enterprises are not allowed to engage in the foregoing services. The Administrative Regulations on Publishing (2020 Revised), which was promulgated by the State Council and became effective on November 29, 2020, specifies that entities and individually owned businesses engaging in retail of publications shall obtain a publication business permit.

Regulations on Value-Added Telecommunication Services and Internet Content Services

The Telecommunications Regulations of the PRC, or the Telecom Regulations, promulgated on September 25, 2000 by the State Council and most recently amended on February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. As required by the Telecom Regulations, a commercial telecommunications services provider in the PRC shall obtain an operating license from the MIIT, or its counterparts at provincial level prior to its commencement of operations.

The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. The Catalog of Telecommunications Business, or the Telecom Catalog, issued as an attachment to the Telecom Regulations and most recently updated on June 6, 2019, further categorizes value-added telecommunication services into two classes: class I value-added telecommunication services and class II value-added telecommunication services. Information services provided via cable networks, mobile networks, or internet fall within class II value-added telecommunications services.

Pursuant to the Measures on Telecommunications Business Operating Licenses, or the Telecom License Measures, promulgated by the MIIT on March 1, 2009 and last amended on July 3, 2017, any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. The Telecom License Measures further prescribes types of VATS Licenses required for operation of different value-added telecommunications services together with qualifications and procedures for obtaining such VATS Licenses.

Pursuant to the Administrative Measures on Internet Information Services, promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, commercial internet information services providers, which means providers of information or services to internet users with charge, shall obtain a VATS License with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent regulatory authorities before providing any commercial internet content services within the PRC.

Based on the Notice regarding the Strengthening of Ongoing and Post Administration of Foreign Investment Telecommunication Enterprises issued by the MIIT in October 2020, the MIIT no longer issues Examination Letters for Foreign Investment in Telecommunication Business. Foreign-invested enterprises would need to submit relevant foreign investment materials to MIIT for the establishment or change of telecommunication operating permits.

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting such approvals. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses was deleted. However, as this promulgation is relatively new and no detailed guidance or implementation measures have been issued, there remains uncertainty as to how it should be interpreted and implemented.

On July 13, 2006, the Ministry of Information Industry (currently known as the MIIT), or the MII, released the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Circular. The MII Circular prohibits domestic telecommunications enterprises from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of telecommunications business in China. Furthermore, under the MII Circular, the internet domain names and registered trademarks used by a value-added telecommunications services operator shall be legally owned by that operator (or its shareholders). If a license holder fails to comply with the requirements in the MII Circular and fails to cure such non-compliance within a time limit as required by the competent authority, the MII or its local counterparts have the discretion to take measures against such license holders, including revoking their VATS Licenses.

Regulations Relating To Drugs Retail Industry

In September 1984, the SCNPC promulgated the Drug Administration Law of the PRC, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical whole sale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. Where the trading of drugs is conducted without a Pharmaceutical Operation License, the illegal incomes by selling drugs shall be confiscated and the local Food and Drug Administration, or the FDA (currently known as the Medical Products Administration, or the MPA) shall impose the fine ranging from 15 to 30 times of the value of the illegally sold drugs (including sold or unsold drugs). The Implementation Rules for the Drug Administration Law of the PRC, was promulgated by the State Council in August 2002 and amended in 2016 and 2019, which emphasized the detailed implementation rules of drugs administration. The China Food and Drug Administration, or the CFDA (currently known as the National Medical Products Administration, or the NMPA) promulgated the Measures for the Administration of Pharmaceutical Operation License in February 2004 as amended in 2017, which stipulates the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed through application six months prior to its expiration date.

According to the Measures on Prescription Drugs and OTC Drugs Classification Management (Trial) and the Interim Provisions on the Circulation of Prescription and OTC Drugs, which were both promulgated by the State Drug Administration, which was restructured and integrated into the CFDA, and became effective in January 2000, drugs are divided into prescription drugs and over-the-counter drugs, or OTC drugs. For prescription drugs, the dispensing, purchase and use can only be based on the prescription issued by the certified medical practitioner or certified medical assistant practitioner. In addition, the prescription drugs can only be advertised and promoted in professional medical magazines. OTC drugs, on the other hand, are further divided into Class A and Class B and they both can be purchased and used without a prescription and promoted in public upon approval by the relevant governmental authorities. The pharmaceutical wholesale enterprises distributing prescription drugs and/or OTC drugs, as well as pharmaceutical retail enterprises selling prescription drugs and/or Class-A OTC drugs are required to obtain the Pharmaceutical Operation License.

According to the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, promulgated by the CFDA in January 2007 and effective in May 2007, pharmaceutical manufacture and operation enterprises and medical institutions shall be responsible for the quality of pharmaceuticals they manufacture, provide or use. The operation of prescription drugs is highly regulated under these rules. Prescription drugs may not be sold by pharmaceutical retail enterprises without valid prescriptions and an enterprise in violation of such restriction will be instructed to rectify any violation, given a disciplinary warning, if it fails to do so or the circumstances are serious, it shall be imposed a fine of no more than RMB1,000. In addition, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over Internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and imposed a fine of not more than two times the value of the pharmaceuticals sold, but not more than RMB30,000. The newly revised Drug Administration Law of the PRC in 2019 does not include restrictions on online sale of prescription drugs. Furthermore, according to the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and amended in 2012, 2015 and 2016 respectively, the pharmaceutical operation enterprises shall take effective quality control measures over the process of procurement, storage, transportation and sale of drugs in order to ensure their quality.

On December 26, 2016, the Medical Reform Office of the State Council, the NHFPC, the China Food and Drug Administration, and five other government authorities promulgated the Notice on Issuing the Implementing Opinions on Promoting the “Two-invoice System” for the Drug Procurement by Public Medical Institutions (Trial), which became effective on the same date. On January 24, 2017, the General Office of the State Council further promulgated the Several Opinions on Further Reform and Improvement in Policies of Drug Production, Circulation and Use. According to these rules, a two invoice system is encouraged to be gradually and fully adopted for drug procurement by 2018. The two-invoice system generally requires a drug manufacturer to issue only one invoice to its distributor, followed by the distributor issuing a second invoice directly to the end customer hospital. Only one distributor is permitted to distribute drug products between the manufacturer and the hospital. The system also encourages manufacturers to sell drug products directly to hospitals. Pharmaceutical manufacturers and distributors who fail to implement the two-invoice system may be disqualified from attending future bidding events or providing distribution for hospitals and blacklisted for drug procurement practices.

According to the Circular on Issuing the Opinions on Promoting the Drug Pricing Reform promulgated by the National Development and Reform Commission and other six governmental authorities in 2015, except for narcotic drugs and Class I psychotropic drugs, the prices of drugs previously set by the government were cancelled from June 1, 2015. Instead of direct price controls which were historically used in the PRC, the government regulates prices mainly by establishing a centralized procurement mechanism, revising medical insurance reimbursement standards and strengthening regulation of medical and pricing practices. In January 2019, the Notice of the General Office of the State Council on Issuance of the Pilot Plan Regarding the Centralized Procurement and Use of the Drugs Organized by the State improved the pricing mechanism of drugs, which also further regulates the scope and mode of centralized procurement. In February 2019, the National Healthcare Security Administration issued the Opinions on Supporting Measures of Medical Insurance for the Pilot Program of Centralized Procurement and Use of Drugs Organized by the State which provides supporting measures for the medical security department to implement the pilot work of the centralized procurement and use of drugs organized by the State. In September 2019, National Healthcare Security Administration and other eight government authorities issued the Implementation Opinions on Region Expansion of the Organization of Centralized Procurement and Use of Drugs by the State, which expand the pilot program to wider areas, further reduce the medication burden of the masses and intensify reform and innovation. In January 2021, the General Office of the State Council has further published an updated policy Opinion on Promoting the Normalization and Institutionalization of Centralized Volume-Based Procurement of Drugs to solidify the centralized procurement scheme, pursuant to which emphasis shall be placed on including drugs that are listed in the Drug Catalog for Basic Medical Insurance with large consumption and high procurement price in the procurement scope, and gradually covering various drugs which are clinically necessary and reliable. In principle, all holders registration certificates of drugs falling under the scope of the centralized volume-based procurement and meet the requirements for the centralized volume-based procurement in terms of quality standards, production capacity, and supply stability, may participate in such procurement. All public medical institutions shall participate in the centralized volume-based drug procurement.

Regulations Relating To Online Drug Information Services

According to the Measures Regarding the Administration of Drug Information Service over the Internet, promulgated by the CFDA on July 8, 2004 and amended on November 17, 2017, the Internet drug information service refers to the activities of providing medical information (including medical devices) and other services to Internet users through the Internet, and where any website intends to provide Internet drug information services, it shall, prior to applying for an operation permit or record-filing from the State Council’s department in charge of information industry or the telecom administrative authority at the provincial level, file an application with the provincial FDA, and shall be subject to the examination and approval thereof for obtaining the qualifications for providing Internet drug information services. The validity term for a Qualification Certificate for Internet Drug Information Services is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant authority. Pursuant to the Measures Regarding the Administration of Drug Information Service over the Internet, the Internet drug information services are classified into two categories, namely, profit-making services and non-profit making services. Profit-making services refer to that of providing Internet users with drug information in return for service fees whilst non-profit-making services refers to that of providing Internet users with drug information which is shared and accessible by the public through the Internet free of charge. Furthermore, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations. No product information of stupefacient, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be distributed on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the NMPA or its competent branches, and shall specify the approval document number.

Regulations Relating To Operation Of Medical Devices

The Measures on the Supervision and Administration of the Business Operations of Medical Devices, or the Measures on Medical Devices, which was promulgated by CFDA on July 30, 2014 and amended on November 17, 2017, a proposed amendment was promulgated on March 10, 2022 and took effect on May 1, 2022, applies to any business activities of medical devices as well as the supervision and administration thereof conducted within the territory of the PRC. Pursuant to the Measures on Medical Devices, CFDA shall be responsible for the supervision and administration of nationwide business operations concerning medical devices. Medical devices are divided into three classes depending on the degree of risks of medical devices. Entities engaged in distribution of Class III medical devices shall obtain a medical device operating license and entities engaged in distribution of Class II medical devices shall complete filings with the competent local MPA, while entities engaged in distribution of medical devices of Class I are not required to conduct any filing or obtain any license. In addition, in accordance with Regulations on Supervision and Administration of Medical Devices, promulgated by the State Council on February 9, 2021 and effective as of June 1, 2021, Class II and Class III medical devices shall be registered with the NMPA or its local branches, while Class I medical devices shall be filed with the competent local MPA. In the event that the business operator in distribution of Class III medical devices without a medical device operating license or the business operator in distribution of Class II or Class III medical devices that are not registered with the NMPA or its local branches, the business operator may be imposed fine or be shut down by the authorities.

Regulations Relating To Healthcare Services

General Policies

According to the Guiding Opinions of the State Council on Actively Propelling the “Internet Plus” Action Plan issued by the State Council on July 1, 2015, the new mode of online medical treatment and public health shall be promoted. It is imperative to develop online medical treatment and public health services based on the internet, support third-party institutions to build the service platforms for sharing medical information such as medical images, health archives, testing reports, electronic medical records and other medical information, and gradually set up the standard system for cross-hospital sharing and exchange of medical data. The mobile internet shall be vigorously used to provide online appointments for diagnosis and treatment, reminder of waiting for diagnosis, pricing and payment, inquiry about diagnosis and treatment reports, drug delivery and other services. Medical institutions shall be guided in providing basic-level examination, higher-level diagnosis and other remote medical treatment to small and medium-sized cities and rural areas. Internet enterprises shall be encouraged to cooperate with medical institutions in establishing online medical information platforms, strengthen the integration of regional medical treatment and public health service resources, make full use of the internet, big data and other means, and improve the capability to prevent and control major diseases and public health emergencies. Internet-extended doctor’s advice, electronic prescription and other internet medical service applications shall be vigorously explored. The qualified medical inspection institutions and medical service institutions shall be encouraged to collaborate with internet enterprises to develop gene testing, disease prevention and other health service modes.

In April 2018, the Opinions on Promoting the Development of “Internet Plus Health Care” issued by the General Office of the State Council encouraged medical institutions to apply the internet and other information technologies to expand the space and content of medical services, developed an online and offline integrated medical service model that covers the whole process of medical service. Internet hospitals under the support of medical institutions shall be allowed. Medical institutions may use internet hospitals as their secondary name and, based on the physical hospitals, use Internet technology to provide safe and appropriate medical services, allowing follow-up online diagnosis for some common diseases and chronic diseases. After acquiring documents on the medical records of patients, physicians shall be allowed to prescribe online for some common diseases and chronic diseases.

On July 17, 2018, the National Health Commission and the National Administration of Traditional Chinese Medicine jointly promulgated three documents, including the Measures for the Administration of Internet Diagnosis and Treatment (Trial), the Measures for the Administration of Internet Hospitals (Trial) and the Specifications for the Administration of Remote Medical Services (Trial). Pursuant to the Measures for the Administration of Internet Hospitals (Trial), “internet hospitals” include: (a) internet hospitals as the second name of physical medical institutions, and (b) internet hospitals that are independently established on the support of physical medical institutions.

Internet Hospital

According to the Measures for the Administration of Internet Hospitals (Trial), the PRC implements access management for internet hospitals pursuant to the Administrative Regulations on Medical Institutions and the Implementation Measures of the Administrative Regulations on Medical Institutions. Before implementing access for internet hospitals, provincial health administrative departments shall establish provincial internet medical service supervision platforms to connect with information platforms of internet hospitals to achieve real-time supervision. Establishing an internet hospital is governed by the administrative approval process as stipulated in the Measures for the Administration of Internet Hospitals (Trial). According to the Measures for the Administration of Internet Hospitals (Trial), applying for establishing an internet hospital is required to submit an application to the practice registration authority of its supported physical medical institution, and submit the application form, the feasibility study report on the establishment, the address of the supported physical medical institution, and the agreement jointly signed by the applicant and the supported physical medical institution in relation to establishing an internet hospital through cooperation. If an internet hospital information platform is set up through cooperation with a third-party institution, the relevant cooperation agreement should be submitted. For an internet hospital sets up through cooperation, if the cooperation partner changes or other factors exist that will invalidate the cooperation agreement, reapplication for establishing an internet hospital is required.

Such cooperation agreement should be submitted. For an internet hospital sets up through cooperation, if the cooperation partner changes or other factors exist that will invalidate the cooperation agreement, reapplication for establishing an internet hospital is required.

In terms of practicing rules on Internet hospitals, the Measures for the Administration of Internet Hospitals (Trial) provides that where a third-party institution jointly establishes an Internet hospital on the support of the physical medical institution, it shall provide the physical medical institution with professional services such as physicians and pharmacists, and information technology support services, and clarify the responsibilities and rights of all parties in respect of medical services, information security, and privacy protection through agreements and contracts. In terms of supervision and management of Internet hospitals, the Measures for the Administration of Internet Hospitals (Trial) clarifies that provincial health administrative departments and the registration authorities for Internet hospitals jointly implement supervision on Internet hospitals through the provincial Internet medical service supervision platform, focusing on the supervision on Internet hospitals’ personnel, prescriptions, diagnosis and treatment behaviors, patients’ privacy protection and information security. Administrative Regulations on Medical Institutions and Implementation Measures of the Administrative Regulations on Medical Institutions set out the regulatory framework for the management and operation of the medical institutions, and the operation of Internet hospitals shall comply with Administrative Regulations on Medical Institutions and Implementation Measures of the Administrative Regulations on Medical Institutions as well. Additionally, the Basic Standards for Internet Hospitals (Trial) as attached to the Measures for the Administration of Internet Hospitals (Trial) sets forth specific requirements for diagnosis and treatment items, departments, personnel, buildings and device and equipment, and rules and regulations of Internet hospitals.

On February 3, 2019, The Health Commission of Guangdong and the Bureau of Traditional Chinese Medicine of Guangdong issued a notice on the forwarding of three documents including The Construction Standards of Internet Hospitals (Trial), which states that articles 8 and 9 of the Measures for the Administration of Internet Diagnosis and Treatment (Trial) shall apply when a physical medical institution newly applied for establishment or a physical medical institution that has obtained the Practicing License for Medical Institutions applies for the establishment of an internet hospital. Before above-mentioned medical institutions’ application, the internet hospital information system must be connected to the provincial internet medical service supervision platform to meet the needs of supervision over the whole process of internet diagnosis and treatment and accept the supervision and administration by regulatory authorities. At the time of practice registration, the above-mentioned medical institutions shall meet both the basic standards for medical institutions of relevant grades and categories and for internet hospitals.

Medical Institutions

According to the Administrative Regulations on Medical Institutions (the “Regulations”), promulgated by the State Council, effective on September 1, 1994, revised on February 6, 2016 and March 29, 2022 (effective on May 1, 2022), hospitals, health centers, sanatoriums, out-patient departments, clinics, health clinics, health posts (rooms) and first aid stations are medical institutions. The health administrative departments of the local people’s governments at or above the county level shall be responsible for the supervision and administration of the medical institutions within their respective administrative regions. The establishment of medical institutions by entities or individuals shall be subject to the examination and approval of the health administrative department of the local people’s governments at or above the county level and obtain the written approval for the establishment of medical institutions if required by the relevant provisions of the State Council. Furthermore, according to the Regulations, the practice of medical institutions shall complete the registration and obtain Practicing License for Medical Institution. Furthermore, pursuant to the Administrative Regulations on Medical Institutions and Implementation Measures of the Administrative Regulations on Medical Institutions, where a medical institution intends to change its name, address, legal representative or major person-in-charge, form of ownership, target of service, mode of service, registered fund (capital), diagnosis and treatment subjects, or number of beds (dental chairs), it shall apply to the registration authority for registration of such alteration.

Patient Diagnosis Service

According to the Measures for the Administration of Internet Diagnosis and Treatment (Trial), internet diagnosis and treatment activities shall be provided by medical institutions which have obtained a “Practicing License for a Medical Institution”, and the Internet-based diagnosis services provided by a medical institution shall be consistent with its diagnosis subjects. Physicians and nurses carrying out internet diagnosis and treatment activities shall be able to be found in the national electronic registration system of physicians and nurses. A medical institution shall conduct electronic real-name verification for the medical staff members carrying out internet diagnosis and treatment activities.

According to the Measures for the Administration of Internet Hospitals (Trial), internet hospitals must inform patients about risks of internet hospitals and obtain their consents for internet diagnosis and treatment. When a patient receives medical treatment in a physical medical institution and the attending physician consults other physicians through internet hospitals, the physicians providing consultation may issue diagnosis opinions and a prescription; and when a patient does not receive medical treatment in a physical medical institution, a physician may only provide follow-up diagnosis for a patient of some common diseases and chronic diseases through internet hospitals, internet hospitals may provide signing service for contract of family doctors. When a patient’s condition changes or there are other circumstances under which online diagnosis and treatment services are inappropriate, the physician shall refer the patient to a physical medical institution. Internet diagnosis and treatment activities shall not be allowed for any patient receiving initial diagnosis.

Management of Prescription and Medical Records

Internet hospitals who provide internet diagnosis and treatment activities shall strictly comply with the Measures for the Administration of Prescriptions and other provisions on the administration of prescriptions. Before issuing a prescription online, the physician shall have the patient’s medical records and issue a prescription online for the same disease diagnosed after confirming that the patient is specifically diagnosed in a physical medical institution to have a common disease or chronic disease or several common diseases or chronic diseases. The physicians are subject to making prescription recommendations to patients based on treatment standards and drug instructions. Under any of the following circumstances, the health administrative department at or above the county level shall request the medical institutions to make corrections within a grace period, and may impose a fine no more than RMB5,000; and under serious circumstances, Practice License for Medical Institutions shall be revoked: (i) prescribing by a pharmacist who has not obtained the right to prescribe or whose prescription right has been canceled; (ii) prescribing narcotic drugs and the psychotropic drugs of category I by pharmacists who have not obtained the prescription right for such narcotic drugs and psychotropic drugs; (iii) employing persons who have not obtained the qualifications for the professional and technical positions of pharmaceutical science to conduct the prescription adjustment. If the medical practitioners issue prescriptions without obtaining prescription rights at a medical institution not registered in their licenses, during their practicing activities, they will be given a warning or be ordered to suspend their practicing activities for a period of not less than six months but not more than one year and under the serious circumstances, their Practice Certificates for Medical Practitioners will be revoked.

Prescription Outflow

In March 2007, the National Ministry of Health (currently the National Health Commission of the People’s Republic of China) promulgated the Measures for the Administration of Prescriptions, stipulating that doctors must use the common name of drugs when prescribing, and shall not restrict the outflow of prescriptions. In April 2016, the General Office of the State Council issued the Notice on Printing and Distributing the Key Tasks of Deepening the Reform of the Medical and Health System in 2016, proposing to promote the separation of dispensing from prescription in various methods and prohibit public hospitals from restricting the outflow of prescriptions. In May 2021, the National Healthcare Security Administration and National Health Commission issued the Guiding Opinions on Establishing and Improving the “Dual Channel” Management Mechanism for National Healthcare Insurance Negotiated Drugs, proposing that the designated retail pharmacies should be connected with the medical insurance information platform and the E-prescription circulation platform to ensure the smooth flow of E-prescriptions. In particular, with regard to the zero-markup policy for drugs. In March 2012, the State Council promulgated the Plan and Implementation for Deepening the Reform of the Medical and Health System During the 12th Five Year Plan Period, which proposes the abolishment of the “compensation system for the medical cost through drug-selling profits” and the separation of dispensing from prescription. The Plan initiated the gradual cancelation of the drug markups in public hospitals, which would prohibit public hospitals from selling drugs to patients at a price higher than the actual purchase price, reducing the three sources of public hospital incomes that were government subsidies, services charges and drug markups to government subsidies and services charges only. In September 2012, according to Notice on promoting pharmaceutical price reform in county level public hospitals further released the NDRC, zero markup drug policy began to be implemented in county level institutions. On May 6, 2015, the General Office of the State Council issued the Guiding Opinions on the Pilot Programs of Comprehensive Reform of Urban Public Hospitals, launching the pilot programs on the separation of dispensing from prescription in all urban public hospitals, and actively exploring a variety of effective ways to reform the compensation system for the medical cost through drug-selling profits. On April 19,2017, the National Health and Family Planning Commission (currently the National Health Commission), the Ministry of Finance, the Medical Reform Office of the State Council and other relevant government bodies issued the Notice on All-round Promotion of the Comprehensive Reform of Public Hospitals, requiring that the comprehensive reform of public hospitals be fully promoted by September 30, 2017, and that the drug markups (except for Chinese herbal medicine) be cancelled in all public hospitals.

Practicing Physicians

On August 20, 2021, the Standing Committee of NPC (the “SCNPC”) issued the Doctors Law of the PRC (the “Doctors Law”), effective on May 1, 1999, and amended on August 27, 2009 and March 1, 2022. According to the Doctors Law, when taking medical, preventive or healthcare measures and when signing relevant medical certificate, the practicing physicians shall conduct diagnosis and investigation personally and fill out the medical files without delay as required. No practicing physicians may conceal, forge or destroy any medical files or the relevant data. On November 5, 2014, the National Health and Family Planning Commission of PRC (the “NHFPC”, now known as the National Health Commission of PRC), the NDRC, the Ministry of Human Resources and Social Security, the State Administration of Traditional Chinese Medicine, and the China Insurance Regulatory Commission (now known as the China Banking and Insurance Regulatory Commission), jointly issued Several Opinions on Promoting and Standardizing Multi-Place Practice of Physicians, which puts forward to simplify the registration procedure of the multiple place practice and proposes the feasibility of exploring the “record management.” According to Administrative Measures for the Registration of Practicing physicians, promulgated by the NHFPC on February 28, 2017, effective on April 1, 2017, practicing physicians shall obtain the practice certificate for practicing physicians to practice upon registration. Person who fails to obtain the practice certificate for practicing physicians shall not engage in medical treatment, prevention and healthcare activities. A medical practitioner who practices for multiple institutions at the same place of practice shall determine one institution as the main practicing institution where he or she practices, and apply for registration to the administrative department of health and family planning approving the practice of such institution; and, for other institutions where the medical practitioner is to practice, respectively apply for recordation to the administrative health and family planning authority.

Protection of Patients’ Information

Internet hospitals shall strictly comply with the relevant laws and regulations in the PRC on information security and confidentiality of medical data, and appropriately keep patients’ information, and shall not illegally trade or disclose patients’ information. When patients’ information and medical data are illegally or improperly disclosed, a medical institution shall report to the competent health administrative department in a timely manner and immediately take effective rectification.

New Rules Governing Healthcare Industry

The PRC government recently issued several policies to regulate participants in the healthcare industry, including pharmacies, physicians, hospitals, and health insurance companies, such as the Guidance on Promoting Hospital Safety and Order Management, the Promotion Action of High-quality Development of Public Hospitals (2021-2025), the Construction Plan of National Clinical Specialty, the Notice on Publicizing the 5G+ Healthcare Application Pilot Project, the Notice on Promulgating Five Specifications Including the Specifications for Pharmaceutical Outpatient Service of Medical Institutions, the Notice on National Medical Insurance Plan in the 14th Five-year Plan, and the Detailed Rules for the Supervision of Internet Diagnosis and Treatment (Trial).

Detailed Rules for the Supervision of Internet Diagnosis and Treatment (Trial) (the “Supervision Rules”) stated that medical institutions’ electronic prescriptions, and prescription review records should be traceable, and the data interface should be opened to the provincial supervision platform. The Supervision Rules also stated that prescription drug selling before a prescription is issued is strictly prohibited and that a medical institution shall conduct electronic real-name verification for the medical staff members carrying out Internet diagnosis and treatment activities. The Notice on Promulgating Five Specifications Including the Specifications for Pharmaceutical Outpatient Service of Medical Institutions requires the pharmacist in outpatient services holds professional qualifications.

The Supervision Rules also stated that for the internet hospitals that are affiliated to physical institutions, their electronic medical records should be integrated. Moreover, the physician should collect the patient’s medical diagnosis records before starting follow-up consultations. To fulfill the requirements, hospitals need to operate an effective hospital information management system, these would require system upgrading and platform rebuild. The Notice on Publicizing the 5G+ Healthcare Application Pilot Project encourages the application of 5G technology in remote diagnosis, remote treatment, and hospital management.

The Guidance on Promoting Hospital Safety and Order Management in the 14th Five-year Plan aims to further maintain normal medical order and protect the personal safety of medical staff. The Promotion Action of High-quality Development of Public Hospitals (2021-2025) raises several main actions so as to achieve high-quality development of public hospitals and further strengthen the public welfare feature of public hospitals, among others, including the construction of key clinical specialist groups according to the Construction Plan of National Clinical Specialty in the 14th Five-year Plan.

In addition, the National Medical Insurance Plan in the 14th Five-year Plan, issued by the General Office of the State Council on September 23, 2021, intends to take a series of measures to achieve the high-quality development of the basic medical insurance system, insecure people’s health and promote common wealth, including encouraging the innovation of insurance products, adjusting and optimizing the medical insurance catalog on a dynamic basis, and improve direct settlement services for medical treatment in different places.

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

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law and was later amended on June 29, 2013, November 7, 2016 and December 29, 2018, the amendment of which took effect on December 29,2018. On March 5, 2004 and last amended on April 7, 2021, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the Private Education Implementation Rules. The Private Education Law and the Private Education Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government funds in China, such schools or educational organizations established using non-government funds are referred to as “private schools.”

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

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration, and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyright applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations, promulgated by the State Council on June 4, 1991 and last amended on January 30, 2013.

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

Pursuant to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (the “SAFE Circular 13”), which was promulgated by SAFE on February 13, 2015, became effective on June 1, 2015 and partially repealed on December 30, 2019, the power to accept foreign exchange registration was delegated from local foreign exchange bureau to local commercial banks where the assets or interest in the domestic entity was located.

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

On February 17, 2023, CSRC promulgated the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application; and (4) if the issuer issues securities in the same overseas market after the initial issuance and listing, it shall submit filings with the CSRC within three business days after the completion of the issuance. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

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

C. Our Structure

See “Item 4. Information on the Company – A. History and Development of the Company.”

D. Property, Plants and Equipment

See “Item 4. Information on the Company – B. Business Overview – Facilities

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

Overview

We are not a Chinese operating company but rather a holding company incorporated in Cayman Islands. As a holding company with no material operation of our own, we conduct a substantial majority of our operation through our wholly owned subsidiary, Beijing Zhongchao Zhongxing Technology Limited, a PRC company (“Zhongchao WFOE”) and a variable interest entity in China, Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao VIE”) and its subsidiaries (collectively, the “PRC operating entities”). Due to the existing VIE agreements between Zhongchao WFOE and Zhongchao VIE, we are able to consolidate the financial results of Zhongchao VIE under the U.S. GAAP, however, we do not hold equity interest in Zhongchao VIE.

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

Zhongchao VIE provide healthcare information, education, and training services to the healthcare professionals under “MDMOOC” brand. As of the date of this report, its MDMOOC online platform has more than 219,825 registered users and a database of approximately 109,721healthcare experts including around 1,152 physicians, and 108,569 allied healthcare professionals in medical academics, associations, and leading hospitals who constantly collaborate with Zhongchao VIE to develop training programs on needed basis.

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

In May 2021, Zhongchao Shanghai launched patient management services focusing on the professional field of tumor and rare disease operated through its subsidiary Shanghai Zhongxin, together with Shanghai Zhongxun, provide patient management services, branded as “Zhongxin Health” (众芯健康). As of now, as Zhongxin Health provides comprehensive disease education and management services for tumor patients receiving treatment, in September 2022, Zhongchao announced its new strategic extension of the business model from “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient.” The establishment of Shanghai Zhongxin was the important first step of Zhongchao’s transformation.

Recent developments

On February 10, 2022, Beijing Yisuizhen subscribed for 10.56% equity interest of West Angel (Beijing) Health Technology Co., Ltd, or West Angel, a PRC company, and nine shareholders of West Angel transferred all of their equity interest, equal to 49.44% of the total equity interest of West Angel to Beijing Yisuizhen. As a result, Beijing Yisuizhen holds 60% of the equity interest of West Angel.  West Angel is primarily engaged in provision of online platform for communication between hospitals and patients. It has well established healthcare CRM (HCRM), a system specially designated to track patient data to provide insight for understanding patient behaviors and habits for patient care, relationship management and experience, hospital marketing and services, which may contribute in expanding our source of hospital customers and developing HCRM for hospitals. In addition, West Angel’s customers include high ranking hospitals and reputable medical professionals. Having those customers would provide competitive advantage for us in attracting pharmaceutical enterprise customers and NFP for training and services provided by us.

On August 2, 2022, Mr. Weiguang Yang transferred certain parts of his shares of Shanghai Zhongxin to several third parties. As a result, Mr. Weiguang Yang holds 12.33% of the equity interest of Shanghai Zhongxin.  Through a certain entrustment agreement on August 3, 2022, Mr. Weiguang Yang, Zhongchao Yixin, and Zhongren Yixin agreed to hold their equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun. As a result, Shanghai Zhongxun owns 93.33% of Shanghai Zhongxin’s equity interest.

In January 2023, Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Chongqing Xinjiang”), one of the China operating entities obtained the general distribution rights in Mainland China for anti-influenza drug from Natco Pharma Limited (“Natco”). Natco is a vertically integrated and R&D focused pharmaceutical company in India. The first batch of cargo has arrived at the port in Chongqing City, and the drug will be introduced to the market for domestic treatment and prevention of Type A and Type B influenza viruses after the inspection and quarantine.

In February 2023, the Company’s VIE renewed the partnership Johnson & Johnson (China) Investment Limited (“J&J”). The renewed partnership is expected to further strengthen two parities’ cooperation in the global advanced field of innovative medical and health.

In March 2023, the Company launched “E-Class,” a medical education intelligent content production platform developed by Zhongchao VIE. The “E-Class” platform aims at enhancing the efficiency in creating health education courses, promoting doctors’ health education capabilities, and meeting patients’ demands for medical and health knowledge and information.

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

	For the Years Ended December 31,
	2022	2021	2020
Revenues	$14,151,516	$16,296,770	$17,989,788
Cost of revenues	(7,794,852)	(6,857,944)	(6,117,640)
Gross Profit	6,356,664	9,438,826	11,872,148

Operating Expenses
Selling and marketing expenses	(2,099,968)	(3,137,316)	(3,441,941)
General and administrative expenses	(6,799,634)	(5,863,373)	(3,124,301)
Research and development expenses	(411,524)	(758,878)	(816,553)
Total Operating Expenses	(9,311,126)	(9,759,567)	(7,382,795)

(Loss) Income from Operations	(2,954,462)	(320,741)	4,489,353

Interest income, net	142,014	175,987	146,965
Other income, net	262,442	34,001	305,566
(Loss) Income Before Income Taxes	(2,550,006)	(110,753)	4,941,884

Income tax benefits (expenses)	(272,313)	349,418	(484,787)

Net (Loss) Income	$(2,822,319)	$238,665	$4,457,097

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services and patient management services for patient-aid projects.

Revenues decreased by $2,145,254, or 13.2% from $16,296,770 for the fiscal year ended December 31, 2021 to $14,151,516 for the fiscal year ended December 31, 2022. The decrease was primarily caused by a decrease of $2,149,633 in revenues from medical training and education services, which was attributable decreased orders from the PRC operating entities’ NFP customers as affected by governmental regulations against centralized purchase of medical related products, a decrease of $1,054,741   in revenues from patient management services in patient-aid projects as the PRC operating entities’ customers reduced patient-aid projects as affected by lock-down policies under COVID-19 pandemic, partially offset by an increase of $1,216,096 from sales of patented drugs which was launched in the year of 2022.

For the fiscal years ended December 31, 2022 and 2021, we earned a gross profit margin of 44.9% and 57.9%, respectively. Our gross profit margin decreased as a result of decreased service orders from our NFP customers for patient-aid projects while the labor cost was stable over period. With China has lifted its “zero-COVID” policy over COVID-19 pandemic, the Company expected to an increase in service orders from NFP and maintain the high profit margin in the future.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects and cost of patented drugs.

Cost of revenues incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and  salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the transportation expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Cost of revenues incurred for patented drugs was primarily comprised of purchase cost of drugs.

Cost of revenues increased by $936,908, or 13.7%, from $6,857,944 for the fiscal year ended December 31, 2021 to $7,794,852 for the fiscal year ended December 31, 2022. The increase was mainly attributable to an increase of $627,981 in cost of patented drugs as we commenced sales of patented drugs in the year of 2022, and an increase of $308,927 in cost of revenues from our MDMOOC services primarily because held more onsite medical training courses than ever which cost far higher than online courses.

Selling and marketing expenses

Selling and marketing expenses decreased by $1,037,348, or 33.1%, from $3,137,316 for the fiscal year ended December 31, 2021 to $2,099,968 for the fiscal year ended December 31, 2022. The decrease was mainly attributable to a decrease of $1,214,333 in advertising expenses as the Company gained reputation in medical healthcare industry and decreased related expenditure, partially offset by an increase of $218,252 in salary and welfare expenses as the PRC operating entities accrued bonus for their sales persons so as to incentivize our sales persons to develop its business and maintain current customers;

General and administrative expenses

General and administrative expenses increased by $936,261, or 16.0%, from $5,863,373 for the fiscal year ended December 31, 2021 to $6,799,634 for the fiscal year ended December 31, 2022. The increase was mainly attributable to an increase of $1,095,032 in salary and welfare expenses which was primarily because the PRC operating entities accrued bonus for their employees and charged certain labor costs from cost of revenues to general and administrative expenses with decrease orders from patient management services in patient-aid projects, and an increase of $577,767 in professional and consulting service expenses because the company closed an acquisition of subsidiaries in the year of 2022, partially offset by a decrease of $696,380 in provision against doubtful accounts receivable.

Other income, net

For the fiscal year ended December 31, 2022, other income, net was primarily consisted of government subsidies of $221,711, other income of $183,957 from provision of consulting services, gain of $96,921 from sales of property and equipment, and rental income of $51,861 earned from leasing our properties in Japan, partially offset by a decrease of $240,489 in fair value of short-term investments.

For the fiscal year ended December 31, 2021, other income, net was primarily consisted of government subsidies of $55,807 and rental income of $50,543 earned from leasing our properties in Japan, partially offset by loss of $13,758 from equity investment in a limited partnership and a decrease of $58,412 in fair value of short-term investments.

Income tax expenses

We had income tax expenses of $272,313 for the fiscal year ended December 31, 2022, as compared to tax benefits of $349,418 for the fiscal year ended December 31, 2021.

Current income tax expenses decreased by $859,010 from $997,198 for the fiscal year ended December 31, 2021 to $138,188 for the fiscal year ended December 31, 2022. The decrease was mainly due to combined effects of i) we incurred net operating losses in more of our subsidiaries leading to a decrease of current income tax expenses, and ii) certain the VIE’s subsidiaries qualified as Small and Micro-sized Enterprises (“SMEs”) in the year of 2022, which were entitled to preferential income tax rate, leading to a decrease of current income tax expenses.

Deferred income tax benefits decreased from $1,346,616 for the fiscal year ended December 31, 2021 to deferred income tax expenses of $134,125 for the fiscal year ended December 31, 2022. The change was mainly because certain of the VIE’s subsidiaries, including those loss making subsidiaries, qualified as SMEs which were entitled to preferential income tax rate, leading to a decrease of deferred tax assets arising from net operating losses.

Net income

As a result of the foregoing, we reported a net loss of $2,822,319 for the year ended December 31, 2022, as compared with a net income of $238,665 for the year ended December 31, 2021.

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

PRC

For the year ended December 31, 2022, Zhongchao Shanghai and Beijing Branch of Shanghai Zhongxun is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as Small and Micro-sized Enterprises (“SMEs”).

For the year ended December 31, 2021 and 2020, Zhongchao Shanghai, Shanghai Maidemu, Shanghai Zhongxun, Shanghai Zhongxin, Huijing are subject to EIT rate of 25%. Hainan Zhongteng, located in Hainan Province, is subject to 15%. Beijing Boya, Shanghai Xinyuan and Hainan Muxin qualify as SMEs. Liaoning Zhixun was not qualified as a SMEs until fiscal year 2021.

Qualified as a Software Development Enterprise and a High and New Technology Enterprise, Zhongchao Shanghai applied a preferential income tax rate of 12.5% for the year ended December 31, 2020. From January 1, 2021, Zhongchao Shanghai was subject to an EIT of 25%.

SMEs are entitled to a reduced EIT rate of a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022; 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 50% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2021; and 75% reduction of taxable income for the first RMB1,000,000 taxable income and 50% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the years ended before December 31, 2020.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

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

Allowance for doubtful accounts

We review the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. We also periodically evaluate individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2022, 2021, and 2020, the Company wrote off $543,315, $1,449,827 and $336,367 against accounts receivable due from certain customers. As affected by COVID-19, our customers had difficulties in repayment and the Company evaluated it is remote to collect the balance. As of December 31, 2022 and 2021, the Company recorded allowance of $207,269 and $nil against doubtful accounts receivable.

Share-based compensation

We measure the cost of the employee share options based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. The grant date fair value is estimated using binomial option pricing model, which involves key assumptions of expected volatility, risk-free interest rate, exercise multiples, expected dividend yield, life of options, and fair value of underlying ordinary shares. For the years ended December 31, 2022, 2021, and 2020, the Company had stock-based compensation expenses of $160,777, $211,823, and $168,350, respectively.

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

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, our management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. For the years ended December 31, 2022, 2021 and 2020, we provided valuation allowance of $339,495, $nil and $nil against deferred tax assets.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. we recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheet and under other expenses in our consolidated statement of operations and comprehensive (loss) income.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Footnote 2(cc) of our audited consolidated financial statements included elsewhere in this annual report.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 2.5%, 0.9% respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, and equity financing.

During the year ended December 31, 2022, 2021 and 2020, the Company generated net (loss) income of $(2,822,319), $238,665, and $4,457,097, respectively. In the year of 2022, we raised proceeds of $1,850,744 from a shelf offering of 1,060,000 of our Class A ordinary shares.

As of December 31, 2022 and 2021, we had cash and cash equivalents of $11,520,453 and $13,914,982, and working capital of $18,539,125 and $23,665,269, respectively. We intend to continue to use these funds to grow our business primarily by:

Strengthen our brand awareness of MDMOOC and Sunshine Health School

●	Expand and enhancement of medical course content

●	Grow medical professional user community

●	Recruit more experienced editorial staff, and

●	Development of multiple revenues streams such as online bookstore

Although we consolidate the results of the PRC operating entities and its subsidiaries, we only have access to cash balances or future earnings of the PRC operating entities through our VIE Arrangements with the PRC operating entities.

Current foreign exchange and other regulations in the PRC may restrict our PRC subsidiary, our VIE and VIE’s subsidiaries in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of our PRC subsidiary to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

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

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2022, 2021, and 2020.

	For the Years Ended December 31,
	2022	2021	2020
Net cash (used in) provided by operating activities	$(661,740)	$2,861,848	$(1,037,839)
Net cash used in investing activities	(3,346,658)	(4,017,284)	(4,094,678)
Net cash provided by financing activities	1,850,744	-	11,497,654
Effect of exchange rate changes on cash and cash equivalents	(236,875)	(2,529)	875,258
Net (decrease) increase in cash and cash equivalents	(2,394,529)	(1,157,965)	7,240,395
Cash and cash equivalents at beginning of year	13,914,982	15,072,947	7,832,552
Cash and cash equivalents at end of year	$11,520,453	$13,914,982	$15,072,947

Operating activities

Fiscal Years Ended December 31, 2022 and 2021

Net cash used in operating activities was $661,740 for the fiscal year ended December 31, 2022, a change of $3,523,588 from net cash provided by operating activities of $2,861,848 for the fiscal year ended December 31, 2021. We incurred net loss of $2,822,319 for the fiscal year ended December 31, 2022, a change of $3,030,984, from net income of $238,665 for the fiscal year ended December 31, 2021. In addition to the change in profitability, the change in net cash used in operating activities was the result of several factors, including:

●	An decrease of $1,076,292 in accounts receivable for the fiscal year ended December 31, 2022, as compared with an increase of $104,230 for the year ended December 31, 2021. The change was mainly caused by a decrease of $906,512 in writing off of accounts receivable in the year of 2022; and

●	A decrease of $66,148 in other current assets for the fiscal year ended December 31, 2022, as compared with a decrease of $1,302,009 in other current assets for the fiscal year ended December 31, 2021. During the year of 2022, the balance of other current assets kept stable. While during the year of 2021, the Company consumed prepaid advertising fee of $977,077, among which prepaid advertising expenses of $459,235 was refunded to the Company in January 2021 as the Company suspended cooperation with the vendor.

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

Investing activities

For the fiscal year ended December 31, 2022, we had net cash used in investing activities of $3,346,658 which was primarily attributable to purchase of properties and equipment of $1,615,905, payment of $3,055,432 in acquisition of subsidiaries, investments of $996,638 in certain short-term investments, and loans of $1,032,219 made to third parties, partially offset by proceeds of $1,112,440 from sales of one property, proceeds of $533,891 from redemption of short-term investments, and collection of loans of $1,806,772 from third parties.

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

Financing activities

For the fiscal year ended December 31, 2022, we had net cash provided by financing activities of $1,850,744 from offering 1,060,000 Class A ordinary shares in a shelf offering.

For the fiscal year ended December 31, 2021, we had no cash provided by or used in financing activities.

For the fiscal year ended December 31, 2020, we had net cash provided by financing activities of $11,497,654 representing net proceeds raised from initial public offering in February 2020.

Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least 12 months from the date of this annual report.

Holding Company Structure

Zhongchao Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary and the PRC operating entities in China. As a result, Zhongchao Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the PRC operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the PRC operating entities may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and development, Patents and License, etc.

Research and development expenses consist primarily of salary and welfare expenses for IT department employees who work for development of the Company’s platform and database, and software and related intellectual property expenses which was used to develop an extensive library of licensed content and medical database.

Our research and development expenses were $411,524, $758,878, and $816,553 for the fiscal years ended December 31, 2022, 2021, and 2020, respectively.

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

Contractual obligations

As of December 31, 2022, our contractual obligation primarily comprised of operating lease payments, which is presented in below table:

For the year ended December 31, 2023	$550,915
For the year ended December 31, 2024	324,647
For the year ended December 31, 2025	317,927
For the year ended December 31, 2026	317,980
For the year ended December 31, 2027 and thereafter	397,475
Total lease payments	1,908,944

(1)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2022, our future lease payments totaled $1,908,944.

G.	Safe Harbor

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

Kevin Dean Vassily is an independent director of the Company. In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (NASDAQ: IPW), a leading online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, a financial analytics company focused on the Asset Management industry. From March 2019 through 2020, he served as an advisor at Woodseer, a financial technology firm providing global dividend forecasts. He serves as an advisor at Go Capture, responsible to provide strategic, business development, and product development advisory work for emerging “Data as a Service” platform from July 2018 to present. He also serves as an advisor at Prometheus Fund, responsible to provide strategic, due diligence, and opportunity sourcing for Shanghai based merchant bank/PE firm focused on the “green” economy from July 2018 to present. Mr. Vassily served as an associate director of research at Keybanc Capital Markets, responsible for the KeyBanc Data Insights initiative and co-managed the Technology Research vertical from January 2015 to June 2018. From December 2010 to December 2014, he served as the director of research at Pacific Epoch, responsible for a complete overhaul of product and a complete business model restart post acquisition focusing on a “data-first” offering. From May 2007 to December 2010, he served as Asia technology business development/senior analyst at Pacific Crest Securities, responsible for establishing firm’s presence and relevance covering Asia Technology. From June 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, responsible for research in semiconductor and related technologies. From January 2001 to May 2003, he served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners, responsible for publishing research and maintaining financial models on each of the companies under coverage. He holds a bachelor degree in liberal arts from Denison University and a master degree in business administration from the Tuck School of Business at Dartmouth College. Mr. Vassily also serves as an independent director for three special purpose acquisition companies listing on Nasdaq, including (i) Denali Capital Acquisition Corp. (NASDAQ: DECA), (ii) Feutune Light Acquisition Corp. (NASDAQ: FLV), and (iii) Aimfinity Investment Corp. I (NASDAQ: AIMA), and an independent director nominee for Fortune Joy International Acquisition Corp., a special purpose acquisition company to be listed on Nasdaq.

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

B. Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended 2022.

Name/principal position	Year	Salary	Equity Compensation	All Other Compensation	Total Paid
Weiguang Yang/ CEO(1)	2022	$157,498	$-	$-	$157,498

Pei Xu / CFO(2)	2022	$59,718	$-	-	$59,718

Xuejun Chen / Chief Medical Officer(3)	2022	$112,617	$-	$-	$112,617

Baoqian Tian / Chief Sales Officer(4)	2022	$112,275	$-	$-	$112,275

Shuang Wu / Chief Operating Officer(5)	2022	$57,240	$-	$-	$57,240

(1)	Appointed Chairman and CEO effective as of August 2019.

(2)	Appointed CFO effective as of August 2019

(3)	Appointed Chief Medical Officer effective as of August 2019.

(4)	Appointed Chief Sales Officer effective as of August 2019.

(5)	Appointed Chief Operating Officer effective as of August 2019.

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

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors will not receive any additional remuneration for serving as directors of the Company other than their remuneration as employees of the Company. Each of the non-employee directors is entitled to receive annual cash compensation in the amount of $24,000, payable quarterly, and stock option to purchase certain amount of Class A Ordinary Shares under Company’s 2019 Equity Incentive Plan. On October 10, 2022, we compensated each of three independent directors, John C. General, Kevin Dean Vassily, and Dan Li, 6,000 Class A Ordinary Shares for their services provided to the Company as members of the Board and the Board’s committees.

2019 Equity Incentive Plan (the “2019 Plan”)

We have adopted a 2019 Equity Incentive Plan (the “Plan”). The Plan provides for discretionary grants of Awards (as defined in the Plan) to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. Except as otherwise disclosed in this Annual Report, no grants have been made under the plan as of the date hereof. The following is a summary of the Plan and is qualified by the full text of the Plan.

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

Board Diversity Matrix (As of May 11, 2023)
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

D. Employees

As of the date of this Annual Report, we have a total of 116 full-time employees, of which 10 are in research and development, 31 are in sales and marketing, 56 are in technical and customer services, and 19 are in general administration.

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

In March 2022, in consideration of the business promotion purpose and the uncertainty of the COVID-19 development and governmental restrictions in connection with the COVID-19, we leased a residential apartment for an employee in Chongqing for a two-year term payable quarterly for a total of $892   (RMB 6,000) each rent payment.

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

The percentage of beneficial ownership owned is based on 20,531,423 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, see “Our Corporate History and Structure” on page 53). For more details of the F-3, please see “Item 4. Information on the Company—The “Shelf” Offering” on page 65) and 5,497,715 Class B Ordinary Shares outstanding as of the date of this Annual Report.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power	Shares	Power*
Directors, Named Executive Officers, and 5% Beneficial Owner
Weiguang Yang(1)(9)	-	-	5,497,715	80.07%
Pei Xu (2) (10)	371,628	*	-	-
Xuejun Chen (3) (10)	689,310	*	-	-
Baoqian Tian (4) (10)	199,879	*	-	-
Shuang Wu (5) (10)	651,719	*	-	-
John C. General (6)	18,000	*
Dan Li (7)	18,000	*
Kevin Dean Vassily (8)	18,000	*
More Healthy Holdings Limited (9)	-		5,497,715	80.07%
Worthy Health Limited Partnership (10)	2,569,537	2.49%	-	-
All directors and executive officers as a group (8 persons)	1,966,536	1.91%	5,497,715	80.07%

*	Represents less than 1%.

●	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 15 votes.

●	Unless otherwise indicated, the business address of each of the individuals is Zhongchao, Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

(1)	Mr. Weiguang Yang is the Chairman, Chief Executive Officer, and President of Zhongchao. Mr. Yang holds the shares through his control of More Healthy Holdings Limited.

(2)	Ms. Pei Xu is the Chief Financial Officer of Zhongchao.

(3)	Mr. Xuejun Chen is the Chief Medical Officer of Zhongchao.

(4)	Mr. Baoqian Tian is the Chief Sales Officer of Zhongchao.

(5)	Ms. Shuang Wu is the Chief Operating Officer of Zhongchao.

(6)	Mr. John C. General is the independent director, chair of the Audit Committee, and Audit Committee financial expert of Zhongchao.

(7)	Ms. Dan Li is the independent director and the chair of the Nominating Committee of Zhongchao.

(8)	Ms. Kevin Dean Vassily is the independent director and the chair of the Compensation Committee of Zhongchao.

(9)	More Healthy Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands (“More Healthy”). The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang.

(10)	Worthy Health Limited Partnership is a limited partnership incorporated under the laws of British Virgin Islands (“Worthy Health”), the general partner of which is More Successful Group Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“More Successful”), which is controlled by Pei Xu who acts as the sole director of More Successful. The general partner exercises the voting rights with respect to the shares held by Worthy Health. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in Worthy Health. As limited partners, Pei Xu, Xuejun Chen, Baoqian Tian, and Shuang Wu respectively own 11.4%, 23%, 6.67%, and 21.75% partnership interests of Worthy Health. The principal office address of Worthy Health is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this Annual Report, there were 5 holders of record entered in our Class A ordinary share register and 1 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

Name	Relationship with the Company
Yang Weiguang	Chairman of the Board, Chief Executive Officer
Beijing Ougaini Trading Co., Ltd (“Beijing Ougaini”)	Controlled by an immediate family member of Mr. Yang Weiguang
Beijing Yisuizhen	The Company owned 47% and 100% equity interest before and after August 17, 2022, respectively

(1) Purchase from a related party

	For the Years Ended December 31,
	2022	2021	2020
Beijing Ougaini	$19,696	$-	$-

During the year ended December 31, 2022, the Company also prepaid $118,888 to Beijing Ougaini for purchase of products for employee welfare and marketing promotion.

(2) Balances with related parties

As of December 31, 2022 and 2021, the balances with related parties were as follows:

	December 31, 2022	December 31, 2021
Prepayments
Beijing Ougaini	$115,989	$-

Due from related parties
Yang Weiguang (i)	226,178	-
Beijing Yisuizhen (ii)	-	392,305
	$226,178	$392,305

(i)	As of December 31, 2022, the Company had a balance of $226,178 due from Mr. Yang Weiguang. The balance was comprised of the following:

-	A balance of $144,986 arising from transfer of 6.67% equity interest of Shanghai Zhongxin to four former shareholders of West Angel, who paid consideration to Mr. Yang. (Note 4)
-	A balance of $81,192 as tuition paid on behalf of to Mr. Yang.

As of the date of this report, Mr. Yang has repaid the above outstanding balances to the Company.

On October 10, 2022, we compensated each of three independent directors, John C. General, Kevin Dean Vassily, and Dan Li, 6,000 Class A Ordinary Shares for their services provided to the Company as members of the Board and the Board’s committees. During the year ended December 31, 2022, the Company made short term interest-free loans to three   unaffiliated third parties in the aggregated amount of approximately $1.03   million and Mr. Weiguang Yang provides irrevocable guarantee over such outstanding loans. The Company received the full payment of the loans as of the date of this report.

VIE Arrangements with the VIE and its Shareholders

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

Legal Proceedings

As previously disclosed, Ms. Lirong Yang, the sister of Mr. Weiguang Yang filed a civil compliant on April 18, 2022, against a third-party individual for unauthorized occupation of a property located in the Tongzhou District, Beijing in the Tongzhou Court. Shanghai Maidemu was considered as a beneficiary of the complaint as it was the ultimate owner/beneficiary of the property pursuant to a certain real estate entrust agreement between Shanghai Maidemu and Ms. Yang; and the property was purchased during a public judicial auction in May 2021 to be used as a Beijing office for Shanghai Maidemu. On October 18, 2022, pursuant to a real estate purchase agreement, Ms. Lirong Yang sold such property to a third-party individual.   As a result, on December 12, 2022, Ms. Lirong Yang filed a request for withdrawal of the compliant. As a result, the compliant was withdrawn by Tongzhou Court on the same day.

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

J. Annual Report to Security Holders

Not applicable.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 8.2% in fiscal year 2022, and depreciated by 2.5% in fiscal year 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2022 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In  connection with the audit of our financial statements for the years ended December 31, 2022, we identified two material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2022. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2022, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Prager Metis CPAs, LLC for the year ended December 31, 2022 and by Marcum Bernstein & Pinchuk LLP for the year ended December 31, 2021, respectively:

	December 31, 2022(1)	December 31, 2021
	USD	USD
Audit Fees	$350,000	$240,000
Audit Related Fees	-	30,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$350,000	$270,000

(1)	Upon the approval of the audit committee of the board of directors of the Company and the board of directors of the Company, the Company appointed Prager Metis CPAs, LLC as the independent registered public accounting firm. Prager Metis CPAs, LLC replaced Marcum Asia CPAs LLP (“MarcumAsia” formerly known as “Marcum Bernstein & Pinchuk LLP”), the former independent registered public accounting firm of the Company, which the Company dismissed effective as of September 27, 2022.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers and directors of the Company, all other employees of the Company and its subsidiaries, all secretaries and assistants supporting such directors, officers and employees, and consultants or advisors to the Company or its subsidiaries who have or may have access to Material Nonpublic Information (as defined below) regarding the Company and members of the immediate family or household of any such person. (each, an “Insider”) and extends to all activities within and outside an individual’s duties in the Company.

The insider trading policy establishes guidelines and procedures for the following:

1.	No Trading: With certain exceptions, no Insider can engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second trading day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material.

2.	No Tipping: No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

3.	Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information (including, without limitation, via email or by posting on Internet message boards or blogs, anonymously or otherwise) is strictly forbidden.

4.	Black-Out Period and Trading Window. The Insider shall not conduct any transactions involving the purchase or sale of the Company’s securities, other than during the period in any fiscal quarter commencing at the close of business on the second trading day following the date of public disclosure of the financial results for the prior fiscal quarter or year and ending on the twenty-fifth day of the third month of the fiscal quarter (the “Trading Window”). Notwithstanding the foregoing, persons subject to the Insider Trading Policy may submit a request to the Company to purchase or sell the Company’s securities outside the Trading Window on the basis that they do not possess any Material Nonpublic Information. The compliance officer shall review all such requests and may grant such requests on a case-by-case basis if he or she determines that the person making such request does not possess any Material Nonpublic Information at that time.

5.	Duty to Report Inappropriate and Irregular Conduct. All Insiders have a responsibility for maintaining financial integrity within the Company, consistent with generally accepted accounting principles and both federal and state securities laws. Any employee who becomes aware of any incidents involving financial or accounting manipulation or irregularities, whether by witnessing the incident or being told of it, must report it to their immediate supervisor and to the chairman of the Company’s Audit Committee of the Board (or to the Chairman of the Board, if an Audit Committee has not been established).

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhongchao Inc., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1***	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum and Articles of Association
4.1**	Specimen Class A Ordinary Share Certificate
4.2***	Form of Underwriter Warrant
4.3	Description of Securities
5.1***	Opinion of Conyers Dill & Pearman
5.2***	Opinion of Hunter Taubman Fischer & Li LLC
10.1**	Employment Agreement between Zhongchao Inc. and Weiguang Yang dated as of August 7, 2019
10.2**	Employment Agreement between Zhongchao Inc. and Pei Xu dated as of August 7, 2019
10.3**	Employment Agreement between Zhongchao Inc. and Xuejun Chen dated as of August 7, 2019
10.4**	Employment Agreement between Zhongchao Inc. and Baoqian Tian dated as of August 7, 2019
10.5**	Employment Agreement between Zhongchao Inc. and Shuang Wu dated as of August 7, 2019
10.6**	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.7**	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.8**	Spouse Consent Letters of the spouse of each married shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of August 14, 2019
10.9**	Master Exclusive Service Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.10**	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.11**	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of August 14, 2019
10.12**	Director Offer Letter between Zhongchao Inc. and Weiguang Yang dated as of November 17, 2019
10.13**	Director Offer Letter between Zhongchao Inc. and Pei Xu dated as of November 17, 2019
10.14**	Independent Director Offer Letter between Zhongchao Inc. and John C. General dated as of November 17, 2019
10.15**	Independent Director Offer Letter between Zhongchao Inc. and Kevin Dean Vassily dated as of November 17, 2019
10.16**	Independent Director Offer Letter between Zhongchao Inc. and Dan Li dated as of November 17, 2019
10.17**	Warrant to Purchase Class A Ordinary Shares between Zhongchao Inc. and HF Capital Management Delta, Inc. dated as of August 1, 2019

Exhibit	Exhibit title
10.18**	English translated copy of Framework Agreement among Zhongchao Medical Technology (Shanghai) Corp., Mr. Weiguang Yang, and Yantai Hanfujingfei Investment Center (LP) dated as of August 1, 2019
10.19****	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.
10.20****	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.
10.21****	Spouse Consent Letters of the spouse of each married shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of September 10, 2020.
10.22****	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.
10.23****	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2020.
10.24****	Confirmation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Shanghai and its shareholders dated as of September 10, 2020.
10.25*****	Sales Agreement by and between the Zhongchao Inc. and US Tiger Securities, Inc., as the sales agent dated as of December 17, 2021.
10.26^	Business Cooperation Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2021.
10.27^	Exclusive Option Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2021.
10.28^	Equity Interest Pledge Agreement among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2021.
10.29^	Proxy Agreement and Power of Attorney among Beijing Zhongchao Zhongxing Technology Limited and Zhongchao Medical Technology (Shanghai) Corp. and its shareholders dated as of September 10, 2021.
10.30^	Spouse Consent Letter of the spouse of Mr. Weiguang Yang, the shareholder of Zhongchao Medical Technology (Shanghai) Corp. dated as of September 10, 2021.
10.31^	Guarantee Agreement between Mr. Weiguang Yang and Zhongchao USA LLC dated as of April 26, 2022
10.32^	Guarantee Agreement between Mr. Weiguang Yang and Shanghai Maidemu Cultural Communication Corp. dated as of April 26, 2022.
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1**	Code of Conduct and Ethics
15.1	Consent of Prager Metis CPAs, LLC
15.2	Consent of Marcum Bernstein & Pinchuk LLP
19.1	Insider Trading Policies
21.1	List of Subsidiaries and VIE of the Registrant
24.1*	Power of Attorney (included on signature page)
99.1**	Charter of the Audit Committee
99.2**	Charter of the Compensation Committee
99.3**	Charter of the Nominating and Corporate Governance Committee
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed; incorporated by reference to the identically named exhibit filed with the Annual Report on 20-F/A (File No. 001-39229) filed with the Securities and Exchange Commission on August 6, 2021
**	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019
***	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on January 10, 2020.
****	Previously filed; incorporated by reference to the identically named exhibit filed with Form 6-K (File No. 001-39229) filed with the Securities and Exchange Commission on September 16, 2020.
*****	Previously filed; incorporated by reference to the identically named exhibit filed with Form 6-K (File No. 001-39229) filed with the Securities and Exchange Commission on December 17, 2021.
^	Previously filed; incorporated by reference to the identically named exhibit filed with the Annual Report on 20-F (File No. 001-39229) filed with the Securities and Exchange Commission on May 9, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	May 11, 2023

ZHONGCHAO INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Zhongchao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Zhongchao Inc. (the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for the year ended December 31, 2022, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2022.

Hackensack, New Jersey
May 11, 2023
PCAOB ID Number 273

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Zhongchao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Zhongchao Inc. (the “Company”) as of December 31, 2021, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

(Formerly known as “Marcum Bernstein & Pinchuk LLP”)

We have served as the Company’s auditor from 2019 to 2022

New York, NY
May 6, 2022

ZHONGCHAO INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2022	December 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	$11,520,453	$13,914,982
Short-term investments	518,416	296,158
Accounts receivable	6,772,988	9,218,883
Inventories	189,106	-
Prepayments	1,027,989	394,971
Prepayments – related party	115,989	-
Loans receivable	1,840,000	2,660,668
Due from a related party	226,179	392,305
Other current assets	493,040	375,709
Total Current Assets	22,704,160	27,253,676

Investment in equity method investees	1,179,300	1,993,285
Investment in an equity security	84,606	150,000
Goodwill	5,767,504	-
Property and equipment, net	3,890,947	3,923,086
Deposit for property	239,481	181,233
Prepayments for lease of land	304,787	353,347
Intangible assets, net	912,054	30,259
Right of use assets	1,666,777	205,824
Deferred tax assets	1,864,729	2,176,710
Total Assets	$38,614,345	$36,267,420

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$140,834	$38,933
Advances from customers	395,263	7,432
Income tax payable	2,292,765	2,478,273
Operating lease liabilities, current portion	480,633	88,968
Accrued expenses and other liabilities	855,540	974,801
Total Current Liabilities	4,165,035	3,588,407

Operating lease liabilities, noncurrent portion	1,221,845	112,591
Deferred tax liabilities	208,200	-
Total Liabilities	5,595,080	3,700,998

Commitments and Contingencies

Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 20,531,423 and 19,453,423 shares issued and outstanding at December 31, 2022 and 2021, respectively)	2,054	1,946
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at December 31, 2022 and 2021, respectively)	550	550
Additional paid-in capital	24,998,388	22,986,975
Statutory reserve	1,315,017	1,199,054
Retained earnings	4,124,037	7,180,891
Accumulated other comprehensive (loss) income	(511,824)	1,197,006
Total Zhongchao Inc. Shareholders’ Equity	29,928,222	32,566,422

Non-controlling interests	3,091,043	-
Total Equity	33,019,265	32,566,422

Total Liabilities and Equity	$38,614,345	$36,267,420

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2022	2021	2020
Revenues	$14,151,516	$16,296,770	$17,989,788
Cost of revenues	(7,794,852)	(6,857,944)	(6,117,640)
Gross Profit	6,356,664	9,438,826	11,872,148

Operating Expenses
Selling and marketing expenses	(2,099,968)	(3,137,316)	(3,441,941)
General and administrative expenses	(6,799,634)	(5,863,373)	(3,124,301)
Research and development expenses	(411,524)	(758,878)	(816,553)
Total Operating Expenses	(9,311,126)	(9,759,567)	(7,382,795)

(Loss) Income from Operations	(2,954,462)	(320,741)	4,489,353

Interest income, net	142,014	175,987	146,965
Other income, net	262,442	34,001	305,566
(Loss) Income Before Income Taxes	(2,550,006)	(110,753)	4,941,884

Income tax (expenses) benefits	(272,313)	349,418	(484,787)

Net (Loss) Income	(2,822,319)	238,665	4,457,097

Net (income) loss attributable to noncontrolling interests	(118,572)	-	1,283

Net (Loss) Income Attributable to Zhongchao Inc.’s shareholders	$(2,940,891)	$238,665	$4,458,380

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(1,715,262)	281,793	1,259,984
Comprehensive (Loss) Income	(4,537,581)	520,458	5,717,081

Total comprehensive (income) loss attributable to noncontrolling interests	(112,139)	-	1,283
Total Comprehensive (Loss) Income Attributable to Zhongchao Inc.’s Shareholders	$(4,649,722)	$520,458	$5,718,364

Weighted Average Number of Ordinary Share Outstanding
Basic and Diluted	25,997,757	24,938,513	24,425,637

(Loss) Earnings per Share
Basic and Diluted	$(0.113)	$0.010	$0.183

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary share				Additional			Accumulated other comprehensive	Non-
	Class A		Class B		paid-in	Statutory	Retained	(loss)	controlling	Total
	Shares	Amount	Shares	Amount	capital	Reserve	earning	income	interest	equity
Balance as of January 1, 2020	16,102,420	$1,610	5,497,715	$550	$12,044,855	$415,813	$3,267,087	$(344,771)	$(46,617)	$15,338,527
Share-based compensation expenses	-	-	-	-	168,350	-	-	-	-	168,350
Issuance of Class A Ordinary Shares pursuant to initial public offering, net of issuance costs	3,315,003	332	-	-	10,609,851	-	-	-	-	10,610,183
Issuance of restricted Class A Ordinary Shares to non-executive directors	18,000	2	-	-	(2)	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	4,458,380	-	(1,283)	4,457,097
Appropriation of statutory reserve	-	-	-	-	-	385,689	(385,689)	-	-	-
Buy out of a non-controlling interests	-	-	-	-	(47,900)	-	-	-	47,900	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	1,259,984	-	1,259,984
Balance as of December 31, 2020	19,435,423	$1,944	5,497,715	$550	$22,775,154	$801,502	$7,339,778	$915,213	$-	$31,834,141
Issuance of restricted Class A Ordinary Shares to non-executive directors	18,000	2	-	-	(2)	-	-	-	-	-
Share-based compensation expenses	-	-	-	-	211,823	-	-	-	-	211,823
Net income	-	-	-	-	-	-	238,665	-	-	238,665
Appropriation of statutory reserve	-	-	-	-	-	397,552	(397,552)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	281,793	-	281,793
Balance as of December 31, 2021	19,453,423	$1,946	5,497,715	$550	$22,986,975	$1,199,054	$7,180,891	$1,197,006	$-	$32,566,422
Issuance of Class A Ordinary Shares in connection with public offering	1,060,000	106	-	-	1,850,638	-	-	-	-	1,850,744
Share-based compensation expenses	18,000	2	-	-	160,775	-	-	-	-	160,777
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	2,978,903	2,978,903
Net (loss) income	-	-	-	-	-	-	(2,940,891)	-	118,572	(2,822,319)
Appropriation of statutory reserve	-	-	-	-	-	115,963	(115,963)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(1,708,830)	(6,432)	(1,715,262)
Balance as of December 31, 2022	20,531,423	$2,054	5,497,715	$550	$24,998,388	$1,315,017	$4,124,037	$(511,824)	$3,091,043	$33,019,265

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net (loss) income	$(2,822,319)	$238,665	$4,457,097
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Provision of doubtful accounts receivable	753,447	1,449,827	336,367
Depreciation and amortization expenses	383,286	341,608	202,325
Gain from disposal of property and equipment	(96,921)	-	-
Amortization of right of use assets	347,025	361,369	222,353
Share-based compensation expenses	160,777	211,823	168,350
Deferred tax expenses (benefits)	134,125	(1,346,616)	(58,424)
Changes in fair value of short-term investments	240,489	58,403	10,331
Downward adjustments in investments in an equity security	65,394	-	-
Equity investment loss	80	13,758	25,622
Changes in operating assets and liabilities:
Accounts receivable	1,076,292	(104,230)	(5,486,914)
Prepayments	(659,496)	171,144	(197,402)
Prepayments – related party	(118,888)	-	-
Inventories	(193,833)	-	-
Other current assets	66,148	1,302,009	(1,143,200)
Accounts payable	103,825	(375,144)	260,350
Advances from customers	369,249	496	6,398
Income tax payable	3,557	905,733	535,981
Accrued expenses and other liabilities	(167,585)	(4,430)	179,738
Lease liabilities	(306,392)	(362,567)	(230,819)
Deferred government grants	-	-	(325,992)
Net Cash (Used in) Provided by Operating Activities	(661,740)	2,861,848	(1,037,839)

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,615,905)	(1,799,860)	(160,602)
Proceeds from disposal of property and equipment	1,112,440	-	-
Payments of deposits for property purchase	(245,467)	-	(688,267)
Investments in short-term investments	(996,638)	-	(2,043,259)
Release from short-term investments	533,891	1,678,367	-
Investment in a limited partnership	-	-	(1,217,039)
Investment in equity method investees	-	(708,129)	-
Investment in an equity security	-	(150,000)	-
Acquisition of a subsidiary	(3,055,432)	-	-
Loan (provided to) repayment from related parties	139,694	(387,549)	14,489
Loans provided to third parties	(1,032,219)	(3,725,211)	-
Loans repayment from third parties	1,806,772	1,075,098	-
Increase of cash in connection with acquisition of subsidiary	6,206	-
Net Cash Used in Investing Activities	(3,346,658)	(4,017,284)	(4,094,678)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares in connection with initial public offering, net of offering cost	-	-	11,886,363
Payment of expenses relating to initial public offerings	-	-	(388,709)
Proceeds from issuance of ordinary shares in connection with direct offering	1,850,744	-	-
Net Cash Provided by Financing Activities	1,850,744	-	11,497,654

Effect of exchange rate changes on cash and cash equivalents	(236,875)	(2,529)	875,258

Net (decrease) increase in cash and cash equivalents	(2,394,529)	(1,157,965)	7,240,395
Cash and cash equivalents at beginning of year	13,914,982	15,072,947	7,832,552
Cash and cash equivalents at end of year	$11,520,453	$13,914,982	$15,072,947

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$134,232	$91,464	$2,642

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$1,774,723	$555,639	$37,919
Due from a third party for disposal of property and equipment	$210,868	$-	$-
Acquisition of property and equipment by settlement of deposits for property and equipment	$160,940	$-	$-

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Zhongchao Inc. (“Zhongchao Cayman”, or the “Company”) is a holding company incorporated on April 16, 2019, under the laws of the Cayman Islands. The Company commenced operations on August 17, 2012, through its variable interest entity (“VIE”), Zhongchao Medical Technology (Shanghai) Limited (“Zhongchao Shanghai”), a limited liability company established under the laws of the PRC. The Company provides customized medical courses and customized medical training services to pharmaceutical enterprises, and not-for-profit organizations (“NFPs”) including medical associations, medical institutions, medical journals, medical foundations, hospitals and etc. in the PRC.

The consolidated financial statements reflect the activities of Zhongchao Shanghai and each of the following entities:

Name	Background		Ownership
Zhongchao Group Inc. (“Zhongchao BVI”)	●	A BVI company	100% owned by Zhongchao Cayman
	●	Incorporated on April 23, 2019
	●	A holding company
Zhongchao USA LLC (“Zhongchao USA”)	●	A United States company	100% owned by Zhongchao Cayman
	●	Incorporated on 3 September, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Japan (“Zhongchao Japan”)	●	A Japan company	100% owned by Zhongchao USA since December 2021. Before December 2021, 10% owned by Zhongchao USA and 90% owned by Mr. Weiguang Yang
	●	Incorporated on 1 October, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Group Limited (“Zhongchao HK”)	●	A Hong Kong company	100% owned by Zhongchao BVI
	●	Incorporated on May 14, 2019
	●	A holding company
Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”)	●	A PRC company and deemed a wholly foreign owned enterprise	100% owned by Zhongchao HK
	●	Incorporated on May 29, 2019
	●	A holding company
Zhongchao Shanghai	●	A PRC limited liability company	VIE of Beijing Zhongchao Zhongxing Technology Limited
	●	Incorporated on August 17, 2012
	●	Engaged in technology development, technology transfer, and technical services in the field of medical technology, technical consulting in the field of network technology, and medical information consulting
Shanghai Maidemu Cultural Communication Corp. (“Shanghai Maidemu”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on March 12, 2015
	●	Planning for cultural and artistic exchanges, designing, producing, acting for and publishing various kinds of advertisements, and medical consultation (no medical diagnosis and treatment activities allowed).

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Shanghai Huijing Information Technology Co., Ltd., (“Shanghai Huijing”)	●	A PRC limited liability company	100% owned by Shanghai Maidemu
	●	Incorporated on September 28, 2016
	●	Engaged in technology development, transfer, service and consulting in the fields of computer technology, graphic designing, website page designing, planning cultural and artistic exchanges.
Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on May 27, 2017
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Shanghai Zhongxin Medical Technology Co., Ltd (“Shanghai Zhongxin”)	●	A PRC limited liability company	93.33% owned by Shanghai Zhongxun*
	●	Incorporated on October 10, 2018
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”)	●	A PRC limited liability company

70% owned by Zhongchao Shanghai, and 30% owned by Mr. Zhengbo Ma on behalf of Zhongchao Shangha before December 8, 2021, and 30% owned by Shanghai Lingzhong Enterprise Management LLP on behalf of Zhongchao Shanghai after December 8, 2021

	●	Incorporated on April 27, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Hainan Zhongteng Medical Technology Co., Ltd. (“Hainan Zhongteng”)	●	A PRC limited liability company	100% owned by Beijing Boya
	●	Incorporated on July 16, 2021
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Zhixun Internet Hospital (Liaoning) Co., Ltd. (“Liaoning Zhixun”)	●	A PRC limited liability company	100% owned by Beijing Boya
	●	Incorporated on July 6, 2020
	●	Engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consulting services, sales of medical appliances and other medical products.
Shanghai Xinyuan Human Resources Co., Ltd. (“Shanghai Xinyuan”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on January 13, 2021
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Hainan Muxin Medical Technology Co., Ltd. (“Hainan Muxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on July 21, 2021
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Ningxia Zhongxin Internet Hospital Co., Ltd. (“Ningxia Zhongxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on May 18, 2021 and cancelled on September 1, 2022
	●	Engaged in online hospital operation, provide online medical service, online consultation, prescription information services, and medication retails.
Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Chongqing Xinjiang”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxun
	●	Incorporated on January 18, 2022
	●	Engaged in trading of patented drugs
Beijing Yisuizhen Technology Co., Ltd. (“Beijing Yisuizhen”)	●	A PRC limited liability company	100% owned by Hainan Muxin
	●	Incorporated on November 8, 2021
	●	Acquired by the Company on August 31, 2022
	●	Provision of online platform for communication between hospitals and patients
West Angel (Beijing) Health Technology Co., Ltd. (“West Angel”)	●	A PRC limited liability company	60% owned by Beijing Yisuizhen
	●	Incorporated on July 1, 2003
	●	Acquired by the Company on August 31, 2022
	●	Provision of online platform for communication between hospitals and patients

*

51% of the equity interest owned by Shanghai Zhongxun before November 2020. Through certain entrustment agreements signed in November 2020, Mr. Weiguang Yang, Beijing Zhongchao Yixin Management Consulting Partnership, LLP (“Zhongchao Yixin”), and Beijing Zhongren Yixin Management Consulting Partnership, LLP (“Zhongren Yixin”), hold 19%, 20% and 10% of the equity interest of Shanghai Zhongxin on behalf of Shanghai Zhongxun, respectively. As a result, Shanghai Zhongxun owned 100% of Shanghai Zhongxin’s equity interest as of December 31, 2021.

In the year of 2022, Mr. Weiguang Yang transferred 6.67% to four shareholders of West Angel, as a part of consideration to acquire 60% equity interest in West Angel. Shanghai Zhongxun owns 93.33% of Shanghai Zhongxin’s equity interest as of December 31, 2022.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

On August 14, 2019, Zhongchao WFOE entered into a series of agreements (the “VIE Agreements”) with Zhongchao Shanghai and the shareholders of Zhongchao Shanghai. The VIE Agreements allows Zhongchao Cayman to consolidate the financial statements and received the economic benefits of the operation results of Zhongchao Shanghai through the VIE Agreements. Under U.S. GAAP, for accounting purposes, Zhongchao Cayman was deemed to have a controlling financial interest in, and be the primary beneficiary of Zhongchao Shanghai, because pursuant to the VIE Agreements, the operations of Zhongchao Shanghai were solely for the benefit of Zhongchao WFOE and ultimately, Zhongchao Cayman.

On August 14, 2019, Zhongchao Cayman completed a reorganization of entities under common control of Weiguang Yang, who owned a majority of the voting power of Zhongchao Cayman prior to the reorganization. Zhongchao Cayman, Zhongchao Group Inc. (“Zhongchao BVI”), and Zhongchao Group Limited (“Zhongchao HK”) were established as the holding companies of Zhongchao WFOE. Zhongchao WFOE is the primary beneficiary of Zhongchao Shanghai and its subsidiaries, and all of these entities are under common control which results in the consolidation of Zhongchao Shanghai and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements. Total assets and liabilities presented on the Company’s consolidated balance sheets and revenues, expenses, net incomes presented on consolidated statements of operations as well as the cash flows from operating, investing and financing activities presented on the consolidated statements of cash flows are substantially the financial positions, operations and cash flows of Zhongchao Shanghai and its subsidiaries.

On August 15, 2019, Yantai Hanfujingfei Investment Centre (LP) (“Yantai HF”), a 6.25 % shareholder of Zhongchao Shanghai, planned to withdraw its equity interest in Zhongchao Shanghai (which is representative of 1,350,068 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two existing shareholders), and to contribute the same amount of capital to Zhongchao Cayman directly. The Company and HF Capital Management Delta, Inc. (“HF Capital”), the sole member of which was the managing partner of Yantai HF , entered into a certain warrant agreement to purchase ordinary shares of the Company, pursuant to which the Company granted a warrant to HF Capital, who expects to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there are no uncertainties of going through them. The warrant entitled HF Capital to purchase 1,350,068 Class A Ordinary Shares, representing 5.19% economic beneficial interest, or 1.31% of the voting ownership interest of the Company as of December 31, 2022, from the Company, if the following conditions are met:

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

2)	HF Capital has fully paid the capital contribution to Zhongchao Cayman; and

3)	The Company released the paid-in capital of HF Capital from Zhongchao Shanghai

The practice is solely a result of tax planning from HF Capital. As the warrant does not cause the Company to transfer or receive any assets, or exchange any other financial instruments on potentially favorable or unfavorable terms with shareholder. The warrant does not meet the definition of a financial instrument as defined in ASC 480 Distinguishing Liabilities from Equity. The management believed the agreement between the Company and HF Capital is a commitment rather than a financial instrument. As such, the warrant is not subject to accounting treatment. In addition, the management expected that there is no circumstance under which the 1,350,068 Class A Ordinary Shares would not be issued, thus the 1,350,068 underlying Class A Ordinary Shares should be included in the ordinary shares outstanding as of December 31, 2022 and 2021 and in the calculation of the basic and diluted weighted average ordinary share issued and outstanding for calculating basic and diluted earnings per share.

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

Class A Ordinary Shares issued and outstanding presented on the financial statements is reconciled with the number of shares legally as follows:

	December 31, 2022	December 31, 2021
Number of Class A Ordinary Shares legally issued and outstanding	19,181,355	18,103,355
Class A Ordinary Shares committed to be issued to HF Capital	1,350,068	1,350,068
Number of Class A Ordinary Shares outstanding and issued presented on the financial statements	20,531,423	19,453,423

VIE Agreements with Zhongchao Shanghai

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Zhongchao Cayman consolidated Zhongchao Shanghai’s financial statements and received the economic benefits of the operation results of Zhongchao Shanghai through VIE Arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such VIE Arrangements consist of a series of six agreements (collectively, the “VIE Arrangements”), which were signed on August 14, 2019.

On August 1, 2020, all shareholders of Zhongchao Shanghai, except Mr. Yang and Shanghai Xingzhong Investment Management LP (“Shanghai Xingzhong,”) decided to withdraw their capital contribution from Zhongchao Shanghai (the “Capital Reduction”). Given the effect of the Capital Reduction, Mr. Yang became the 76.4% shareholder of Zhongchao Shanghai with the remaining equity interests held by Shanghai Xingzhong. On September 10, 2020, Zhongchao WFOE, and Zhongchao Shanghai, and its shareholders signed a confirmation agreement to confirm that the VIE Agreements entered on August 14, 2019 have been terminated because of the Capital Reduction.

Accordingly, on September 10, 2020, to clarify the legal effect of the Capital Reduction and to sustain the effective control over Zhongchao Shanghai by the Company, Mr. Yang and Shanghai Xingzhong, as the shareholders of Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE, the terms of which are substantially the same as those of the VIE Agreements except the number of shareholders of Zhongchao Shanghai reduced to two (the “2020 VIE Agreements”). Upon entry into the 2020 VIE Agreements, the VIE Agreements, except for the Master Exclusive Service Agreement dated August 14, 2020, were expired.

On September 9, 2021, Shanghai Xingzhong transferred its equity interest in Zhongchao Shanghai to Shanghai Xingban Enterprises Management Partnership (Limited Partnership) (“Shanghai Xingban”). On September 10, 2021, to clarify the legal effect of such share transfer and to sustain the Company’s ability to consolidate the financial results of Zhongchao Shanghai, Mr. Yang and Shanghai Xingban, as the shareholders collectively holding 100% equity interest in Zhongchao Shanghai, signed a series of VIE agreements with Zhongchao WFOE (the “2021 VIE Agreements”). Upon entry into the 2021 VIE Agreements, the 2020 VIE Agreements dated August 14, 2020, except for the Master Exclusive Service Agreement, were expired.

The significant terms of the VIE Arrangements, 2020 VIE Arrangements and 2021 VIE Agreements by and among the Company’s wholly-owned subsidiary, Zhongchao WFOE, its consolidated variable interest entity, Zhongchao Shanghai, and the shareholders of Zhongchao Shanghai are as follows:

Agreements that Provide Us Effective Control  over Zhongchao Shanghai

The Company’s wholly foreign owned entity, Zhongchao WFOE, has entered into the following agreements with Zhongchao Shanghai and its shareholders.

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

Based on the foregoing VIE Agreements, Zhongchao WFOE consolidated the financial statements of Zhongchao Shanghai and its subsidiaries, which enables Zhongchao WFOE to receive all of their expected residual returns and absorb the expected losses of the VIE and its subsidiaries. Accordingly, the Company consolidates the accounts of Zhongchao Shanghai and its subsidiaries for the periods presented herein, in accordance with Accounting Standards Codification, or ASC, 810-10, Consolidation.

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

The consolidated financial statements include the accounts of Zhongchao Cayman, its subsidiaries and VIE and VIE’s subsidiaries, and Zhongchao Japan. These companies are controlled by a common controlling shareholder. Zhongchao Japan was acquired from the Company’s controlling shareholder in December 2021, such acquisition was accounted for as acquisition under common control and the Zhongchao Japan was consolidated from December 2021, and the comparative financial statement were prepared on a consolidated basis retrospectively from the date Zhongchao Japan was incorporated (i.e, October 30, 2020). In the consolidated financial statements, the assets and liabilities of Zhongchao Japan are presented at their carrying amount. The Company recognizes in equity any difference between the consideration paid and the net assets recognized. No goodwill or losses may be recognized on consolidation. The revenues, cost, operating expenses and other expenses are consolidated for the relevant periods to be presented in the financial statements as if the combination occurred on October 1, 2020. Zhongchao Japan’s historical financial statements have immaterial impact to the consolidated financial statements of the Company.

All transactions and balances among the Company, its subsidiaries, VIE and Zhongchao Japan have been eliminated upon consolidation.

Business combination and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive (loss) income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of operations and comprehensive (loss) income.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive (loss) income.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combination and non-controlling interests (continued)

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the VIE. For the Company’s consolidated financial statements, non-controlling interests represent minority shareholders’ 6.67% in Zhongxin and a minority shareholder’s 40% in West Angel, respectively, as of December 31, 2022.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive (loss) income to distinguish the interests from that of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries.

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive (loss) income.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive (loss) income within the statement of shareholders’ equity.

Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2022	December 31, 2021
Balance sheet items, except for equity accounts	6.8972	6.3726

	For the Years Ended December 31,
	2022	2021	2020
Items in the statements of operations and comprehensive (loss) income, and statements of cash flows	6.7290	6.4508	6.9020

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, fair value of the Company’s ordinary shares, fair value of the Company’s subsidiaries, determinations of the useful lives and valuation of long-lived assets, valuation of goodwill, estimates of allowances for doubtful accounts, valuation of deferred tax assets, and other provisions and contingencies.

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

As of December 31, 2022 and 2021, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, accounts receivable,  due from a related party, other receivables, loans receivable, accounts payable and other payables, which approximate their fair values because of the short-term nature of these instruments. Short-term investments are trading securities with observable market price in active market. They are classified as level 1 investment and are measured at fair value as of December 31, 2022 and 2021.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Short-term investments

Short-term investments comprised of certain listed equity securities purchased through various open market transactions. Equity securities not measured by the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive (loss) income, according to ASC 321 “Investments — Equity Securities”. During the years ended December 31, 2022 and 2021, the Company purchased certain listed equity securities and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value in the account of “other income, net”.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. The Company provides customers with credit term ranging between one to six months, depending on credit assessment of customers. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history and the current economic conditions to make adjustments in the allowance when necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2022, 2021 and 2020, the Company accrued provisions against doubtful accounts of $753,447, $1,449,827 and $336,367, respectively, among which $543,315, $1,449,827 and $336,367 were written off as the Company evaluated it is remote to collect the balance. As of December 31, 2022 and 2021, allowances for doubtful accounts against accounts receivable were $207,269 and $nil, respectively.

Inventories

Inventories of the Company consist of patented drugs. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the purchase of patented drugs. Cost of inventories is determined using the weighted average cost method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors.  The Company continually evaluate the recoverability, and inventory provisions are recorded in the consolidated statements of operations and comprehensive (loss) income. For the years ended December 31, 2022, 2021 and 2020, the Company did not provide inventory provisions against patented drugs.

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of operations and comprehensive (loss) income. The Company records its share of the results of the equity investees on a one quarter in arrears basis. When the Company’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in equity method investees (continued)

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates, including consideration of the impact of the COVID-19 pandemic; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of was recognized for the years ended December 31, 2022, 2021 and 2020.

Investments in an equity security

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive (loss) income, according to ASC 321 “Investments — Equity Securities”, which the Company adopted beginning January 1, 2021.

As of December 31, 2022, the Company had investment in one equity security. The Company elected to record an equity investment in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. NAV is primarily determined based on information provided by financial institution.

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

Property and equipment

Property and equipment primarily consist of buildings, office equipment, and vehicle. Properties and equipment are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Land and buildings	7 - 21 years
Office equipment	3 years
Vehicle	4 years
Leasehold improvements	5 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is recorded in other income, net in the consolidated statements of operations and comprehensive (loss) income.

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

Intangible assets, net

The Company acquired intangible assets through either purchase or acquisition in the business combination.

Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are measured at fair value upon acquisition using valuation techniques such as discounted cash flow analysis. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Purchased intangible assets are recognized and measured at fair value upon acquisition.

Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method based on their estimated useful lives as follows:

Trademarks	10 years
License	10 years
Software	3 - 10 years

Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2022, 2021 and 2020.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. No impairment of goodwill was recognized for the years ended December 31, 2022.

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

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract.

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

Medical training and education services

The Company designs and provides medical training and education courses in both online and offline formats to physicians and allied healthcare professionals (the “training and education services”). The Company identifies a single performance obligation from contracts. The Company recognizes revenue at the point when the service was rendered. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of medical training and education courses to the customers. The fees are fixed and determinable at the inception of the services.

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

Revenue recognition (continued)

Medical training and education services (continued)

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

Patient management services in patient-aid projects

The Company is engaged by NFPs and pharmaceutical enterprises to assist in the operation of patient-aid projects with a purpose to facilitate qualified patients to obtain free drug treatment from NFPs. The Company is responsible to provide doctors with access to training courses or training materials in connection with the drug treatment, review the completeness of application documents from patients, and other ad-hoc works (such programs with these plug-in features are hereinafter referred as the “patient-aid projects”). The arrangements are structured as fixed price contracts. The price is determined as stated in contracts and does not include any variable consideration. The Company identifies a single performance obligation from contracts and recognizes revenue over a period of time during which the Company provides the assistance to the NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. The Company uses an input-based method to measure the progress, by reference to the cost incurred in performing the obligation.

The fees are fixed at the inception of the services and are collected either in advance or after the services are provided.

Sales of patented drugs

Starting from the year of 2022, the Company commenced sales of patented drugs to customers. The Company identified one performance obligation in the contracts with customers, and the transaction price is fixed. No sales incentives or return of goods is allowed only if there are quality issues. The Company recognized revenues upon sales of patented drugs upon acceptance of goods by customers.

Other revenues

The Company also provides consulting services to its customers, including drafting research papers and providing other academic supports, and facilitation services for hospitals and patients through online platform.

The consulting services are accounted for as a single performance obligation and was recognized as revenue when the Company delivers services to the customers. Fees are generally collected after provision of services. The facilitation services are accounted for as a single performance obligation and was recognized as revenue when the Company completed facilitation services to the customers.

For the years ended December 31, 2022, 2021, and 2020, other revenues accounted for 0.3%, 1.2% and 0% of consolidated revenues, respectively.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

	For the Years Ended December 31,
	2022	2021	2020
Medical training and education services	$6,604,487	$8,754,120	$10,543,852
Patient management services in patient-aid projects	6,288,602	7,343,343	7,445,936
Sales of patented drugs	1,216,096	-	-
Other revenues	42,331	199,307	-
Total	$14,151,516	$16,296,770	$17,989,788

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient-aid projects and cost of patented drugs.

The cost of preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects includes expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, salary and welfare expenses incurred by the key members of the editorial, design and production team, and labor cost for patient-aid projects. The travelling and accommodation expenses, including but not limited to the air-ticket expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other media expenses were incurred by the Company’s medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling, accommodation and media expenses are well budgeted before any agreements entered into by the Company and the customers. Therefore, such expenses are well covered by the customers under those agreements. The Company is not reimbursed by the customers separately.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $817,345, $804,730, and $310,637 for the years ended December 31, 2022, 2021 and 2020, respectively.

Research and development costs

Research and development costs are mainly comprised of salary and welfare expenses for the Company’s IT department employees who work for the development of the Company’s platform and database, and software and related intellectual property expenses which were used to develop an extensive library of licensed content and medical database. For the years ended December 31, 2022, 2021, and 2020, the Company incurred research and development expenses of $411,524, $758,878, and $816,553, respectively.

Advertising expenses

Advertising expenses primarily include advertisement for the Company’s platform for online medical courses. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the consolidated statements of operations and comprehensive (loss) income were $989,900, $2,204,233, and $2,851,648 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

At each date of measurement, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including but not limited to the fair value of the Company ordinary shares, expected life, expected volatility and expected forfeiture rates. The Company is required to consider many factors and make certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards changes significantly, share-based compensation expense may differ materially in the future from that recorded in the current reporting period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

Value added tax

The Company is subject to value added tax (“VAT”) and related surcharges on the revenues earned for both sales of products and rendering of services in the PRC. The applicable rate of value added tax is 6% on services and 13% on sales of products. The related surcharges for revenues derived from provision medical courses are deducted from gross receipts to arrive at net revenues.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2022, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remain open for statutory examination.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(Loss) earnings per share

Basic (loss) earnings per ordinary share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

Comprehensive (loss) income

A Comprehensive (loss) income includes net (loss) income and other comprehensive (loss) income arising from foreign currency adjustments. Comprehensive (loss) income is reported in the consolidated statements of operations and comprehensive (loss) income.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2022 and 2021.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results. Based on management’s assessment, the Company has determined that it has two operating segments: (i) provision of training and education services and assistance in patient-aid projects (collectively “MDMOOC services”). (ii) sales of patented drugs.

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of December 31, 2022 or on the statements of operations for the year ended December 31, 2022.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The effective date was for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, for public business entities that meet the definition of an SEC filer and eligible to be Smaller Reporting Companies, or SRC, as defined by the SEC and all non-public business entities. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2023, and the Company does not expect material impact on adoption of this standard on its consolidated financial statements.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2022, the Company held cash and cash equivalents of $11,520,453, among which were $4,700,379 was deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $72,500). The Company also held cash of $4,709,310 deposited in the financial institutions in the United States, and each bank account is insured with the maximum limit of $250,000 by Federal Deposit Insurance Corporation (“FDIC”) insurance. In addition, the Company maintains certain bank accounts in Japan with cash balance of $1,538,404, which are not insured by FDIC insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions  which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Zhongchao WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Zhongchao Shanghai, because it has both of the following characteristics:

1.	power to direct activities of Zhongchao Shanghai that most significantly impact its economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to Zhongchao Shanghai or right to receive benefits from the entity that could potentially be significant to Zhongchao Shanghai.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE Agreements, it may not be able to consolidate the financial statements of Zhongchao Shanghai and its ability to conduct its business may be materially and adversely affected.

The Company had no operations but to consolidate the financial statements of Zhongchao Shanghai and its subsidiaries. Current regulations in China permit Zhongchao Shanghai to pay dividends to the Company only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Zhongchao Shanghai to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

Risks of variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects, except as disclosed in this Annual Report.

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

The following significant amounts of Zhongchao Shanghai and its subsidiaries are included in the accompanying consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020:

	December 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	$4,500,379	$7,117,728
Accounts receivable	6,772,988	9,218,883
Inventories	189,106	-
Other current assets	1,840,182	2,029,794
Investment in a limited partnership and an equity investee	1,179,300	1,993,285
Property and equipment, net	3,111,717	3,168,441
Goodwill	5,767,504	-
Right of use assets	1,666,777	205,824
Deferred tax assets	1,800,493	2,025,043
Other noncurrent assets	1,456,322	414,105
Total Assets	$28,284,768	$26,173,103

LIABILITIES
Advances from customers	$395,263	$7,432
Income tax payable	2,292,765	2,478,273
Operating lease liabilities, current and non-current	1,702,478	201,559
Due to Zhongchao Inc.*	762,962	599,347
Other current liabilities	992,558	1,011,371
Deferred tax liabilities	208,200	-
Total Liabilities	$6,354,226	$4,297,982

	For the years ended December 31,
	2022	2021	2020
Revenues	$14,151,516	$16,096,769	$17,989,788
(Loss) Income from Operations	$(1,716,154)	$418,235	$4,525,855
Net (Loss) Income	$(1,427,296)	$838,838	$4,484,029

*	The balances due from/to Zhongchao Inc., are eliminated on consolidation.

As of December 31, 2022 and 2021, the VIE and its subsidiaries did not collateralize their assets for the obligation. Moreover the beneficial interest holders of the VIE and its subsidiaries had no recourse to the general credit of the Company or its subsidiaries.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	ACQUISITION OF BEIJING YISUIZHEN AND ITS SUBSIDIARY

In November 2021, Beijing Yisuizhen was set up, over which the Company owned 47% effective equity interest with capital contribution of $708,129 (RMB 4,568,000),and accounted for the investment under equity method.

In February 2022, Beijing Yisuizhen acquired 60% equity interest in West Angel and exercised control over West Angel, at cash consideration of RMB 25 million and a 6.67% share consideration in Shanghai Zhongxin at discounted price. Both Beijing Yisuizhen and West Angel are primarily engaged in technology development, consulting, communication, transfer, and promotion, software services, and health consulting services.

In August 2022, the Company acquired additional equity interest in Beijing Yisuizhen and its subsidiary for a cash consideration of $3.1 million (RMB20.6 million) and a 6.67% share consideration in Shanghai Zhongxin at discounted price. Upon the completion of the transaction, the Company owns 100% equity interest in Beijing Yisuizhen and Beijing Yisuizhen became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Net assets deficit assumed (i)	$(60,092)
Software acquired in business combination (ii)	1,000,406
Goodwill	5,767,504
Deferred tax liabilities	(234,225)
Non-controlling interest (iii)	(2,585,087)
Foreign currency adjustments	120,261
$4,008,767
Total purchase price is comprised of
Cash consideration	$3,055,432
Fair value of previously held equity interests (iv)	708,129
Fair value of 6.67% equity interest in Zhongxin (v)	393,816
Less: cash from transfer of fair value of 6.67% equity interest in Zhongxin (v)	(148,610)
$4,008,767

(i)	Net asset deficit assumed primarily included other current liabilities for operating expenses.

(ii)	Software acquired in the business combination had estimated useful life of 3 years.

(iii)	Fair value of the noncontrolling interests was estimated with reference to the market price per share as of the acquisition date.

(iv)	A gain of $850 in relation to the revaluation of the previously held equity interests was recorded in other income, net in the consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2022. The fair value of the previously held equity interests approximated the cost of investments as Beijing Yisuizhen has not commenced operations since its setup.

(v)	In exchange for the equity interest in Beijing Yisuizhen and West Angel, the Company also granted 6.67% equity interest in Shanghai Zhongxin, with fair value of $393,816 (RMB 2,713,000), to four shareholders of West Angel at cash consideration of $148,610 (RMB 1,000,000). The Company engaged a third party valuation team to estimate the fair value of equity interest of Shanghai Zhongxin. As of December 31, 2022, the four shareholders paid the cash consideration to Mr. Yang, the Chief Executive Officer of the Company. The Company recorded the outstanding balance in the account of due from related parties (Note 16).

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	SHORT-TERM INVESTMENTS

As of December 31, 2022 and 2021, the balance of short-term investments represented certain listed equity securities purchased through various open market transactions. The short-term investments are trading securities. They are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income, net in the consolidated statements of operations and comprehensive (loss) income. Loss from such short-term investment amounted to $240,489, $58,403 and $10,331 for the years ended December 31, 2022, 2021 and 2020, respectively.

6.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2022	December 31, 2021
Due from a third party (i)	$205,726	$-
Office rental deposit	128,194	203,896
Interest receivable	88,720	78,950
Prepaid rental fees	803	45,607
Others	69,597	47,256
	$493,040	$375,709

(i)	During the year ended December 31, 2022, the Company sold one of its properties to a third party at cash consideration of $1,323,308 (Note 8), among which the third party paid $1,112,440. The Company recorded the remaining balance as “due from a third party” in the account of other current assets.

7.	LOANS RECEIVABLE

Loans receivable consist of the following:

	December 31, 2022	December 31, 2021
Borrower A	$-	$266,767
Borrower B	-	199,893
Borrower C	-	404,008
Borrower D	1,590,000	1,590,000
Borrower E	250,000	200,000
	$1,840,000	$2,660,668

Borrower A, B and C

During the year ended December 31, 2021, the Company made loans of RMB6,700,000 (approximately $1,038,631), RMB1,273,840 (approximately $197,470), RMB2,574,580 (approximately $399,110) to Borrowers A, B, and C, respectively. During the year ended December 31, 2021, the Company collected RMB 5,000,000 (approximately $775,098) from Borrower A. These loans were interest free. During the year ended December 31, 2022, the Company fully collected the loans receivables from Borrower A, B and C.

Borrower D and E

During the year ended December 31, 2021, the Company made loans of $1,890,000 and $200,000 to Borrower D and E, respectively. During the year ended December 31, 2021, the Company collected $300,000 from Borrower D.

During the year ended December 31, 2022, the Company made loans of $200,000 to Borrower E. During the year ended December 31, 2022, the Company also collected $150,000 from Borrower E. These loans were interest free.

In April 2022, Mr. Yang, the Chief Executive Officer of the Company, provided a guarantee on the borrowings to Borrower A, D and E, respectively, providing that Mr. Yang will repay the loans on behalf of the Borrower A, D and E if any of them failed to repay the loan. In December 2022, the Company extended borrowings for another six months and Mr. Yang provided an extended guarantee on the borrowings. As of the date of this report, the Company collected $1,590,000 from Borrower D, and settled the balance of $250,000 due from Borrower E with payables due to the borrower. As of the date of this report, the balance of loan receivable was zero.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2022	December 31, 2021
Land and buildings	$4,105,956	$4,063,587
Office equipment	79,082	460,525
Vehicle	32,535	35,213
Leasehold improvements	53,253	-
Less: accumulated depreciation	(379,879)	(636,239)
	$3,890,947	$3,923,086

Depreciation expenses totaled $241,842, $312,898, and $176,111 for the years ended December 31, 2022, 2021 and 2020, respectively.

In May 2021, the Company, through Ms. Lirong Yang, sister of the Company’s CEO, purchased a property for a total purchase price of approximately $1,397,317 in a public judicial auction in May 2021 to be used as office for Shanghai Maidemu, one of subsidiaries of the VIE of the Company. Pursuant to a real estate entrust agreement between Shanghai Maidemu and Ms. Yang, Shanghai Maidemu is considered ultimate ownership/beneficiary of this property.

As of December 31, 2021, the Company obtained the property ownership certificate, but the property was illegally encroached by an outsider. Till March 2022, Jinan Intermediate People’s court has sent a letter to Beijing Higher People’s court, hoping that the eviction order of this case would be implemented by the Tongzhou District People’s court, where the property is located. During the year ended December 31, 2022, the Company sold the property to a third party for $1,323,308. The difference between the cash consideration and the net book value was recorded as “gain from disposal of property and equipment” in the account of “other income, net” in the consolidated statements of operations and comprehensive (loss) income.

9.	PREPAYMENTS FOR LEASE OF LAND

Prepayments for lease of land consist of the followings:

	December 31, 2022	December 31, 2021
Prepayments for lease of land	$401,031	$434,045
Less: accumulated amortization	(96,244)	(80,698)
	$304,787	$353,347

Amortization expenses totaled $22,226, $23,185, and $21,670 for the years ended December 31, 2022, 2021, and 2020, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2022	December 31, 2021
Software	$1,041,872	$44,880
Trademark and license	11,133	12,050
Less: accumulated amortization	(140,951)	(26,671)
	$912,054	$30,259

For the years ended December 31, 2022, 2021 and 2020, amortization expense totaled $119,218, $5,525, and $4,544, respectively.

The following is a schedule, by years, of amortization of intangible assets as of December 31, 2022:

December 31, 2022
For the year ended December 31, 2023	$338,636
For the year ended December 31, 2024	338,636
For the year ended December 31, 2025	227,492
For the year ended December 31, 2026	5,105
For the year ended December 31, 2027	2,185
$912,054

11.	INVESTMENTS IN EQUITY METHOD INVESTEES

As of December 31, 2022 and 2021, the Company’s investments in equity investments were comprised of investment in one limited partnership and one equity investees were as the following:

	December 31, 2022	December 31, 2021
Ningbo Meishan Xinaishan Equity Investment Limited Partnership (“limited partnership”) (a)	$1,179,300	$1,276,466
Beijing Yisuizhen (b)	-	716,819
	$1,179,300	$1,993,285

(a)	On November 5, 2020, the Company entered into a five-year partnership agreement to invest $1,217,039, for 28% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in one PRC private company engaged in immunotherapy. For the years ended December 31, 2022, 2021 and 2020, equity investment loss of $80, $13,758 and $25,622 have been recorded in other income, net for the Company’s share of the operating loss of the limited partnership. As of December 31, 2022 and 2021, no significant impairment indicators have been noted in connection with the investment.

(b)

On November 8, 2021, the Company newly set up Beijing Yisuizhen with other investors and acquired 47% equity interest at cash consideration of $708,129. In August 2022, the Company, through Hainan Muxin, acquired additional 53% equity interest in Beijing Yisuizhen, which was consolidated in the Company’s consolidated financial statements.

Beijing Yisuizhen has not commenced operations. In addition, the Company did not note significant impairment indicators in connection with the investment.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	INVESTMENT IN AN EQUITY SECURITY

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

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the Elite Ivy. For the year ended December 31, 2022 and 2021, the Company recorded downward adjustments of $65,394 and $nil on the investment.

The Company considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. For the year ended December 31, 2022 and 2021, the Company did not record impairment against the investment.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2022	December 31, 2021
Other tax payable	$379,712	$616,356
Accrued payroll	296,866	301,260
Customer deposits payable	83,367	-
Other current liabilities	95,595	57,185
	$855,540	$974,801

Other tax payable

Other tax payables consist of the following:

	December 31, 2022	December 31, 2021
Value added tax payable	$354,794	$579,516
Local taxes payable	24,918	36,840
	$379,712	$616,356

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAXES

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

Japan

Under the current tax laws of Japan, Zhongchao Japan is incorporated in Japan and is subject to an income tax rate of 30%. For the year ended December 31, 2022, 2021 and 2020, Zhongchao Japan did not have taxable income.

PRC

For the year ended December 31, 2022, Zhongchao Shanghai and Beijing Branch of Shanghai Zhongxun is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as Small and Micro-sized Enterprises (“SMEs”).

For the year ended December 31, 2021 and 2020, Zhongchao Shanghai, Shanghai Maidemu, Shanghai Zhongxun, Shanghai Zhongxin, Huijing are subject to EIT rate of 25%. Hainan Zhongteng, located in Hainan Province, is subject to 15%. Beijing Boya, Shanghai Xinyuan and Hainan Muxin qualify as SMEs. Liaoning Zhixun was not qualified as a SMEs until fiscal year 2021.

Qualified as a Software Development Enterprise and a High and New Technology Enterprise, Zhongchao Shanghai applied a preferential income tax rate of 12.5% for the year ended December 31, 2020. From January 1, 2021, Zhongchao Shanghai was subject to an EIT of 25%.

SMEs are entitled to a reduced EIT rate of a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022; 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 50% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2021; and 75% reduction of taxable income for the first RMB1,000,000 taxable income and 50% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the years ended before December 31, 2020.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAXES (CONTINUED)

The components of (loss) profit before income tax benefits (expenses) are summarized as follows:

	For the Years Ended December 31,
	2022	2021	2020
PRC	$(1,243,361)	$631,917	$4,976,484
Non-PRC	(1,306,645)	(742,670)	(34,600)
Total	$(2,550,006)	$(110,753)	$4,941,884

Income tax benefits (expenses) consist of the following:

	For the Years Ended December 31,
	2022	2021	2020
Current income tax expenses	$(138,188)	$(997,198)	$(543,211)
Deferred income tax benefits	(134,125)	1,346,616	58,424
Income tax benefits (expenses)	$(272,313)	$349,418	$(484,787)

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2022	2021	2020
PRC statutory income tax rate	25%	25%	25%
Effect of different income tax rates in other jurisdictions	(2.11)%	(34.11)%	0%
Effect of preferential tax benefits	12.72%	167.36%	(13.96)%
Effect of non-deductible expenses	(1.22)%	(54.84)%	0.35%
Effect of research and development credits	3.06%	104.55%	(1.47)%
Effect of deferred tax rate change	(34.22)%	107.53%	0%
Effect of changes in valuation allowance	(13.91)%	0%	0%
Effective tax rate	(10.68)%	315.49%	9.81%

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAXES (CONTINUED)

Deferred tax assets as of December 31, 2022 and 2021 consist of the following:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Excess advertising expense	$842,295	$911,799
Deferred Intangible assets amortization	25,790	33,590
Net operating loss carrying forward	1,052,209	1,079,962
Share-based compensation	178,764	156,928
Doubtful allowance against accounts receivable	51,817	-
Changes in fair value of short-term investments	50,502	-
Downward adjustments in investments in an equity security	13,733	-
Lease liabilities	71,024	31,615
Less: Deferred tax liability - Right of use assets	(81,910)	(37,184)
Less: Valuation allowance on deferred tax assets	(339,495)	-
Deferred tax assets, net	$1,864,729	$2,176,710
Deferred tax liability
Software acquired in business combination	208,200	-
	$208,200	$-

As of December 31, 2022 and 2021, the Company had net operating loss carryforwards of $7,166,560 and $4,435,381, respectively. The net operating loss carryforwards $1,512,756 from Unite States and Hong Kong at December 31, 2022 could be carried forward indefinitely and shall not expire. The Company also has net operating loss carryforwards from PRC of $5,653,804 which expire starting in 2025 through 2027. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2022 and 2021, the Company recorded valuation allowance of $339,495 and $nil against the deferred tax assets arising from net operating loss carrying forward based upon management’s assessment that it is more likely than not that part of deferred tax assets will not be realized.

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

Unrecognized tax benefits

The aggregate change in the balance of gross unrecognized tax benefits for the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021

Beginning balances	$1,470,344	$-
Increases related to tax positions change	(1,470,344)	1,470,344
Ending balances	$-	$1,470,344

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAXES (CONTINUED)

As of December 31, 2022 and 2021, there were $Nil and $1,470,344 respectively of unrecognized tax benefits that if recognized would affect the annual effective tax rate. The balance is presented as a current liability in the consolidated financial statements as of December 31, 2021.

The Company recognizes interest and penalty charges related to income tax payable as necessary in the provision for income taxes. For the years ended December 31, 2022 and 2021, no interest expense or penalty was accrued in relation to the income tax payable. The Company has a liability for accrued interest and penalty of $Nil as of December 31, 2022 and 2021, respectively.

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

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2022 and 2021 the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax. With the effective date of January 1, 2018, the Tax Act introduced a provision to tax global intangible low-taxed income (“GILTI”). The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost.

15.	(LOSS) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss) earnings per ordinary share for the years ended December 31, 2022, 2021 and 2020, respectively:

	For the Years Ended December 31,
	2022	2021	2020
Net (Loss) Income Attributable to Zhongchao Inc.’s shareholders	$(2,940,891)	$238,665	$4,458,380

Weighted average number of ordinary share outstanding
Basic and Diluted	25,997,757	24,938,513	24,425,637

(Loss) Earnings per share
Basic and Diluted	$(0.113)	$0.010	$0.183

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

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted (loss) earnings per share. For the years ended December 31, 2022, 2021 and 2020, the Company had no dilutive shares.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationship with the Company
Yang Weiguang	Chairman of the Board, Chief Executive Officer
Beijing Ougaini Trading Co., Ltd (“Beijing Ougaini”)	Controlled by an immediate family member of Mr. Yang Weiguang
Beijing Yisuizhen	The Company owned 47% and 100% equity interest before and after August 17, 2022, respectively

2)	Transactions with related parties

Purchase from a related party

	For the Years Ended December 31,
	2022	2021	2020
Beijing Ougaini	$19,696	$-	$-

During the year ended December 31, 2022, the Company also prepaid $118,888 to Beijing Ougaini for purchase of products for employee welfare and marketing promotion.

3)	Balances with related parties

As of December 31, 2022 and 2021, the balances with related parties were as follows:

	December 31, 2022	December 31, 2021
Prepayments
Beijing Ougaini	$115,989	$-

Due from related parties
Yang Weiguang (i)	226,178	-
Beijing Yisuizhen (ii)	-	392,305
	$226,178	$392,305

(i)	As of December 31, 2022, the Company had a balance of $226,178 due from Mr. Yang Weiguang. The balance was comprised of the following:

-	A balance of $144,986 arising from transfer of 6.67% equity interest of Shanghai Zhongxin to four former shareholders of West Angel, who paid consideration to Mr. Yang. (Note 4)

-	A balance of $81,192 as tuition paid on behalf of to Mr. Yang.

As of the date of this report, Mr. Yang has repaid the above outstanding balances to the Company.

(ii)	As of December 31, 2021, the Company had a balance of $392,305 due from Beijing Yisuizhen, over which the Company owned 47% equity interest before August 17, 2022. The balance was a loan to the newly set up equity investee to support its working capital. The outstanding balance was repaid by Beijing Yisuizhen before business combination with the Company.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	EQUITY

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

In addition, the Company was committed to issue 1,350,068 Class A Ordinary Shares to a 6.25 % shareholder of Zhongchao Shanghai, who is now in the progress of changing from a shareholder of Zhongchao Shanghai to a direct investor of Zhongchao Cayman (Note 1). The 1,350,068 Class A Ordinary Shares, representing 5.19% economic beneficial interest, or 1.31% of the voting ownership interest of the Company as of December 31, 2022, will be issued to the shareholder upon its capital contribution in Zhongchao Cayman and the Company released its paid-in capital in Zhongchao Shanghai. Such ordinary shares are included in the shares issued and outstanding as of December 31, 2022 and 2021 and in the calculation of earnings per share as such commitment to issue the shares is considered to be part the reorganization, and the shares are considered to be in existence from the time this shareholder made the investment.

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

On December 17, 2021, the Company, entered into a Sales Agreement with U.S. Tiger Securities, acting as Sales Agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its Class A Ordinary Shares. Class A Ordinary Shares will be offered and sold pursuant to the prospectus supplement, dated December 17, 2021, to the Registration Statement on Form F-3 (File No. 333-256190) that forms a part of such Form F-3, for an aggregate offering price of up to $10,400,000. On January 6, 2022, the Sales Agent sold an aggregate of 1,060,000 Class A Ordinary Shares at an offering price of $1.8 per share for gross proceeds of $1,908,000.

On October 10, 2022, September 13, 2021, and July 13, 2020, the Company granted an aggregation of 18,000 Class A Ordinary Shares to three non-executive directors as compensations for one year from March 1, 2022, 2021 and 2020, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	EQUITY (CONTINUED)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary or VIE. Relevant PRC statutory laws and regulations permit payments of dividends by Zhongchao WFOE and its subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiary and VIE and VIE’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Zhongchao WFOE, Zhongchao Shanghai and its subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

During the year ended December 31, 2022, 2021 and 2020 the Company accrued statutory reserve funds of $115,963, $397,552, and $385,689, respectively, which is 10% of the retained earnings of profit-making PRC subsidiaries, VIE or VIE’s subsidiaries as of December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company had statutory reserve of $1,315,017 and $1,199,054, respectively.

As of December 31, 2022 and 2021, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, were approximately $13,314,132 and $13,198,169, respectively.

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

The ability of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries to make dividends and other payments to the Company may also be restricted by changes in applicable foreign exchange and other laws and regulations. Foreign currency exchange regulation in China is primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules;

●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	EQUITY (CONTINUED)

Restricted net assets (continued)

Currently, under the Administration Rules, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the State Administration of Foreign Exchange (the “SAFE”) is obtained and prior registration with the SAFE is made. Foreign-invested enterprises like Rise King WFOE that need foreign exchange for the distribution of profits to its shareholders may affect payment from their foreign exchange accounts or purchase and pay foreign exchange rates at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Based on their needs, foreign-invested enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

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

As of December 31, 2022 and 2021, there was $nil retained earnings in the aggregate, respectively, which was generated by the Company’s VIE and its subsidiaries in Renminbi included in the Company’ consolidated net assets, aside from $1,315,017 and $1,199,054 statutory reserve funds as of December 31, 2022 and 2021, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit the Company’s PRC subsidiary and VIE and VIE’s subsidiaries’ ability to make dividends or other payments in U.S. dollars to the Company, in addition to $13,314,132 and $13,198,169 restricted net assets as of December 31, 2022 and 2021, respectively, as discussed above.

18.	CONCENTRATION RISK

The Company has a concentration of its account receivables with specific customers. As of December 31, 2022, two customers accounted for 16.6% and11.6% of net accounts receivable, respectively. As of December 31, 2021, four customers accounted for 20.3%, 12.0%, 11.2% and 10.8% of net accounts receivable, respectively.

For the year ended December 31, 2022, one customer accounted for approximately 15.9% of the total revenue, respectively. For the year ended December 31, 2021, three customers accounted for approximately 23.4%, 21.9% and 10.7% of the total revenue, respectively. For the year ended December 31, 2020, two customers accounted for approximately 26.9% and 19.7% of the total revenue, respectively.

As of December 31, 2022 and 2021, the Company had insignificant balance of accounts payable and did not further assess the concentration risk of accounts payable.

For the year ended December 31, 2022, one supplier accounted for approximately 22.9% of the total cost of revenue. For the year ended December 31, 2021, two suppliers accounted for approximately 16.4% and 10.2% of the total cost of revenue, respectively. For the year ended December 31, 2020, no supplier accounted for more than 10% of the total cost of revenue.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	SHARE BASED COMPENSATION

The following table summarizes our unvested restricted share units:

	Number of shares	Weighted- Average Grant-Date Fair Value
Unvested at December 31, 2020	427,076	$2.54
Granted	18,000	$1.64
Vested	(18,000)	$1.77
Unvested at December 31, 2021	427,076	$2.53
Granted	18,000	$1.16
Vested	(137,880)	$2.37
Unvested at December 31, 2022	307,196	$2.52

Among the outstanding restricted share units brought forward from December 31, 2020, 119,880 restricted shares were vest in May 2022. The remaining restricted share units will vest in January 2024 through February 2029, upon fulfilment of requisite service period by the employees.

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

On October 10, 2022, the Company granted and issued 18,000 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year from March 1, 2022. The restricted shares were vested in a straight line method over the service period, and will be transferable after a lock-up period of six months. As of December 31, 2022, 15,000 share were vested. The grant-date value of each restricted share units was $1.16 by reference to the closing price on October 10, 2022, and the total fair value of these restricted Class A Ordinary Share units aggregated $20,880.

For the years ended December 31, 2022, 2021 and 2020, the Company had share-based compensation expenses of $160,777, $211,832, $168,350, respectively. As of December 31, 2022, the Company expected to incur share-based compensation expenses of $363,670 over a weighted average period of 3.9 years.

The following table summarizes share-based compensation expenses charged to operating expenses:

	For the Years Ended December 31,
	2022	2021	2020
Selling and marketing expenses	$61,607	$111,997	$93,439
General and administrative expenses	99,170	99,826	74,911
Total share-based compensation expenses	$160,777	$211,823	$168,350

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	SEGMENT REPORTING

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company’s operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the Company has determined that it has two operating segments for the year ended December 31, 2022: (i) MDMOOC services, and (ii) sales of patented drugs. For the years ended December 31, 2021 and 2020, the Company determined that it had one reporting segment which is MDMOOC services.

The following table presents major accounts of statements of operations by segments for the year ended December 31, 2022.

	MDMOOC Services	Sales of patented drugs	Total
Revenues	$12,935,420	$1,216,096	$14,151,516
Cost of revenues	$(7,166,871)	$(627,981)	$(7,794,852)
Total operating expenses	$(9,153,373)	$(157,753)	$(9,311,126)
Net Loss	$(2,409,212)	$(413,107)	$(2,822,319)

	December 31, 2022	December 31, 2021
Total assets
MDMOOC services	$37,183,491	$36,267,420
Sales of patented drugs	1,430,854	-
	$38,614,345	$36,267,420

Substantially all of the Company’s revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Company’s long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

21.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

As of December 31, 2022, the Company leases offices space under 12 non-cancelable operating lease arrangements, 9 of which had a term over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company discounted lease payments based on an estimate of its incremental borrowing rate to present value.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheet.

	December 31, 2022	December 31, 2021
Rights of use lease assets	$1,666,777	$205,824

Operating lease liabilities, current	480,633	88,968
Operating lease liabilities, noncurrent	1,221,845	112,591
Total operating lease liabilities	$1,702,478	$201,559

As of December 31, 2022 and 2021, the weighted average remaining lease term was 1.82 and 1.38 years, respectively, and discount rates were 4.75% for all of the operating leases.

Rental expense for the years ended December 31, 2022, 2021, and 2020 were $498,166, $426,152, and $312,675, respectively. For the years ended December 31, 2022, 2021 and 2020,  the cash payment for amounts included in the measurement of lease liabilities was $409,595, $480,636, and $350,934, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2022:

2023	$550,915
2024	324,647
2025	317,927
2026	317,980
2027 and thereafter	397,475
Total lease payments	1,908,944
Less: imputed interest	(206,466)
Present value of lease liabilities	$1,702,478

22.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2021.

PARENT COMPANY BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	$4,110,216	$3,758,618
Due from subsidiaries	9,423,617	7,785,162
Investment in subsidiaries, VIE and VIE’s subsidiaries	16,906,213	21,022,642
Total Assets	$30,440,046	$32,566,422

LIABILITIES AND EQUITY
Total Liabilities	$-	$-

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 20,531,423 and 19,453,423 shares issued and outstanding at December 31, 2022 and 2021, respectively)	2,054	1,946
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at December 31, 2022 and 2021, respectively)	550	550
Additional paid-in capital	24,998,388	22,986,975
Retained earnings	5,439,054	8,379,945
Accumulated comprehensive income	-	1,197,006
Total Shareholders’ Equity	30,440,046	32,566,422
Total Liabilities and Shareholders’ Equity	$30,440,046	$32,566,422

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2022	2021	2020
Equity in (loss) gain of subsidiaries	$(2,919,423)	$266,775	$4,470,613
General and administrative expenses	(23,193)	(32,273)	(12,233)
Interest income	1,725	4,163	-
Net (Loss) Income	$(2,940,891)	238,665	4,458,380

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net Cash Provided by (Used in) Operating Activities	$139,309	$3,737	$(700,873)

Cash Flows from Investing Activities:
Loans repaid from (made to) VIE and its subsidiaries	(1,638,455)	(3,400,000)	(3,690,000)
Net Cash Used in Investing Activities	(1,638,455)	(3,400,000)	(3,690,000)

Cash Flows from Financing Activities:
Proceeds from issuance of common stocks in connection with initial public offering, net off issuance cost	-	-	11,497,654
Proceeds from issuance of common stocks in connection with direct offering, net off issuance cost	1,850,744	-	-
Net Cash Provided by Financing Activities	1,850,744	-	11,497,654

Net increase (decrease) in cash and cash equivalents	351,598	(3,396,263)	7,106,781
Cash and cash equivalents at beginning of year	3,758,618	7,154,881	48,100
Cash and cash equivalents at end of year	$4,110,216	$3,758,618	$7,154,881