Form 20-F
period 2023-12-31
Zhongchao Inc.
filed 2024-04-30
CIK 1785566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Nanxi Creative Center, Suite 216
841 Yan’an Middle Road
Jing’An District, Shanghai, China 200040
Tel: 021-32205987

(Address of principal executive offices)

Weiguang Yang, Chief Executive Officer
Nanxi Creative Center, Suite 216
841 Yan’an Middle Road
Jing’An District, Shanghai, China 200040
Tel: 021-32205987

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value $0.001	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, the issuer had 2,054,943 Class A Ordinary Shares (including 135,007 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Our Corporate History and Structure” on page 49) and 549,772 Class B Class A Ordinary Shares, giving effect to the 1-for-10 share consolidation effectuated on February 29, 2024.

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

On February 29, 2024, Zhongchao Inc. effected a share consolidation at a ratio of 1-for-10 (the “2024 Share Consolidation”), where every ten (10) Class A ordinary shares with a par value of $0.0001 each were consolidated into one (1) Class A ordinary share with a par value of $0.001 each, and every ten (10) Class B ordinary shares with a par value of US$0.0001 each were consolidated into one (1) Class B ordinary share with a par value of US$0.001 each. No fractional shares were issued as a result of the 2024 Share Consolidation.

All share numbers, option numbers, warrant numbers, other derivative security numbers and exercise prices appearing in this Annual Report will be adjusted to give effect to the 2024 Share Consolidation, unless otherwise indicated or unless the context suggests otherwise.

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong;

●	“Class A Ordinary Shares” refers to our Class A ordinary shares, $0.001 par value per share;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, $0.001 par value per share;

●	“Controlling Shareholder” refers to Mr. Weiguang Yang, the CEO of the Company;

●	Unless specifically described otherwise, as used in this prospectus and in the context of describing our consolidated financial information the terms “we,” “us,” “our company,” “our”, “Zhongchao” and “Zhongchao Cayman” refer to Zhongchao Inc., a Cayman Islands company, and its subsidiaries, consolidated affiliated companies and the PRC operating entities, as the context required;

●	“Hainan Muxin” refers to Hainan Muxin Medical Technology Co., Ltd., a PRC company.

●	“Horgos Zhongchao Medical” refers to Horgos Zhongchao Medical Technology Co., Ltd., a PRC company.

●	“Horgos Zhongchao Zhongxing” refers to Horgos Zhongchao Zhongxing Medical Technology Co., Ltd., a PRC company.

●	“Hainan Zhongteng” refers to Hainan Zhongteng Medical Technology Co., Ltd., a PRC company.

●	“mobile MAUs” are the number of unique IP address that various mobile devices having access to the PRC operating entities’ MDMOOC mobile app or Sunshine Health Forums from mobile end at least once during a month. The numbers of the PRC operating entities’ mobile MAUs are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable device IP address as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that one mobile device may have more than one IP addresses;

●	“monthly UVs” of MDMOOC website, MDMOOC.org, or the website of PRC operating entities’ Sunshine Health Forums, ygjkclass.com, are to the number of unique IP address that various internet browsers apply to access our websites, from either PC end or mobile end, at least once during a month. The numbers of PRC operating entities’ monthly UVs of PRC operating entities’ websites are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access PRC operating entities’ platform.

ii

●	“NFP(s)” refers to not-for-profit organizations.

●	“Ningxia Zhongxin” refers Ningxia Zhongxin Internet Hospital Co., Ltd., a PRC company.

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

●	“Shanghai Huijing” refers to Shanghai Huijing Information Technology Co., Ltd., a PRC company.

●	“Shanghai Jingyi” or “Shanghai Zhongxin” refers to Shanghai Zhongxin Medical Technology Co., Ltd., a PRC company, which was formerly known as Shanghai Jingyi, or Shanghai Jingyi Medical Technology Co., Ltd., a PRC company and changed to its current name as Shanghai Zhongxin on November 19, 2020.

●	“Shanghai Maidemu” refers to Shanghai Maidemu Cultural Communication Corp., a PRC company.

●	“Shanghai Zhongxun” refers to Shanghai Zhongxun Medical Technology Co., Ltd., a PRC company.

●	“Xinjiang Pharmaceutical” refers to Chongqing Xinjiang Pharmaceutical Co., Ltd., a PRC company;

●	“Zhongchao BVI” refers to Zhongchao Group Inc., a British Virgin Island company.

●	“Zhongchao HK” refers to Zhongchao Group Limited, a Hong Kong company.

●	“Zhongchao Shanghai” refers to Zhongchao Medical Technology (Shanghai) Co., Ltd., a PRC company.

●	“Zhongchao WFOE” refers to Beijing Zhongchao Zhongxing Technology Limited, a PRC company.

●	“Beijing Boya” refers to Beijing Zhongchao Boya Medical Technology Co., Ltd., a PRC company.

●	“Beijing Yisuizhen” refers to Beijing Yisuizhen Technology Co., Ltd., a PRC company.

●	“Liaoning Zhixun” refers to Zhixun Internet Hospital (Liaoning) Co., Ltd., a PRC company.

●	“West Angel” refers to West Angel (Beijing) Health Technology Co., Ltd., a PRC company.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023 and 2022.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and the  functional currencies for the subsidiaries, the VIE and the VIE’s subsidiaries are Renminbi, Japanese yen and U.S. dollar. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars, and of Japan yen into U.S. dollar in this Annual Report were made at the rate of RMB 7.0999 to USD1.00 and JPY140.92 to USD1.00, respectively, the noon mid rates on December 29, 2023, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount or Japan yen, and not the translated U.S. dollar equivalent. We make no representation that the Renminbi, Japan yen or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi or Japan yen, as the case may be, at any particular rate or at all.

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

As we chose such VIE structure, we are subject to certain unique risks and uncertainties that may not otherwise exist if we had direct equity ownership in the PRC operating entities. Because we do not directly hold equity interests in the VIE and its subsidiaries, our Contractual Arrangements may not be effective in providing control over Zhongchao Shanghai. Further, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership and regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the Contractual Arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our Class A Ordinary Shares to decrease significantly or become worthless. However, as of the date of this Annual Report, the agreements under the Contractual Arrangements have not been tested in any courts of law. For a description of the VIE contractual arrangements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We conduct our business through Zhongchao Shanghai and its subsidiaries by means of VIE Arrangements. If the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which the PRC operating entities must conduct their business activities. We are currently not required to obtain approval from Chinese authorities to list or continue to list on U.S. exchanges nor for the execution of VIE agreements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list or continue to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.”

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

Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the Consolidated VIE

For the year ended December 31, 2023, Zhongchao Cayman made cash transfer of $0.1 million to Zhongchao USA. For the year ended December 31, 2022, Zhongchao Cayman made cash transfer of $1.5 million to Zhongchao USA. Except as otherwise disclosed above, for the years ended December 31, 2023 and 2022, no other cash transfer or transfer of other assets have occurred between Zhongchao Cayman, its subsidiaries, the consolidated VIE and the subsidiaries of the VIE. For the years ended December 31, 2023 and 2022, none of our subsidiaries, the consolidated VIE, or the subsidiaries of the VIE have made any dividends or distributions to Zhongchao Cayman. For the years ended December 31, 2023 and 2022, no dividends or distributions have been made to any U.S. investors.

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

Financial Information Related to the VIE

The following tables present selected condensed consolidated statements of income and comprehensive income, and cash flows for the years ended December 31, 2023 and 2022, and the selected condensed consolidated balance sheets as of December 31, 2023 and 2022, which showing financial information for parent company, Zhongchao Cayman, its subsidiaries (Zhongchao Group Inc. (“Zhongchao BVI”), Zhongchao HK, Zhongchao USA, Zhongchao Japan and Zhongchao WFOE), the VIE and its subsidiaries, eliminating entries and consolidated information.

Selected Condensed Consolidated Balance Sheets Data

	December 31, 2023
	Parent	Subsidiaries	VIE and Its Subsidiaries	Elimination	Total

Cash and cash equivalents	$150,071	$1,955,061	$5,443,562	$-	$7,548,694
Short-term investment	5,241,677	656,132	-	-	5,897,809
Accounts receivable	-	-	2,552,738	-	2,552,738
Other current assets	143,208	8,909	2,559,688	-	2,711,805
Total current assets	5,534,956	2,620,102	10,555,988	-	18,711,046
Investment in subsidiaries, VIE and VIE’s subsidiaries	5,756,419	-	-	(5,756,419)	-
Property and equipment, net	-	1,524,676	1,697,576	-	3,222,252
Total non-current assets	5,756,419	1,690,547	4,015,050	(5,756,419)	5,705,597
Amount due from the Company and its subsidiaries	7,948,307	-	-	(7,948,307)	-
Total Assets	$19,239,682	$4,310,649	$14,571,038	$(13,704,726)	$24,416,643

Total current liabilities	$-	$3,389	$2,674,972	$-	$2,678,361
Total non-current liabilities	-	-	700,112	-	700,112
Amounts due to the Company and its subsidiaries	-	6,884,124	564,652	(7,448,776)	-
Total Liabilities	-	6,887,513	3,939,736	(7,448,776)	3,378,473
Total Shareholders’ Equity (Deficit)	19,239,682	(2,576,864)	10,631,302	(6,255,950)	21,038,170
Total Liabilities and Shareholders’ Equity	$19,239,682	$4,310,649	$14,571,038	$(13,704,726)	$24,416,643

	December 31, 2022
	Parent	Subsidiaries	VIE and Its Subsidiaries	Elimination	Total

Cash and cash equivalents	$4,110,216	$2,909,858	$4,500,379	$-	$11,520,453
Accounts receivable	-	-	6,772,988	-	6,772,988
Total current assets	4,110,216	5,291,289	13,302,655	-	22,704,160
Investment in subsidiaries, VIE and VIE’s subsidiaries	16,906,213	-	-	(16,906,213)	-
Property and equipment, net	-	779,230	3,111,717	-	3,890,947
Total non-current assets	16,906,213	928,072	14,982,113	(16,906,213)	15,910,185
Amount due from the Company and its subsidiaries	9,423,617	-	-	(9,423,617)	-
Total Assets	$30,440,046	$6,219,361	$28,284,768	$(26,329,830)	$38,614,345

Total current liabilities	$-	$3,816	$4,161,219	$-	$4,165,035
Total non-current liabilities	-	-	1,430,045	-	1,430,045
Amounts due to the Company and its subsidiaries	-	8,193,902	762,962	(8,956,864)	-
Total Liabilities	-	8,197,718	6,354,226	(8,956,864)	5,595,080
Total Shareholders’ Equity (Deficit)	30,440,046	(1,978,357)	21,930,542	(17,372,966)	33,019,265
Total Liabilities and Shareholders’ Equity	$30,440,046	$6,219,361	$28,284,768	$(26,329,830)	$38,614,345

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2023
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$19,433,945	$-	$19,433,945
Share of loss of subsidiaries, VIE and VIE’s subsidiaries	$(11,440,721)	$-	$-	$11,440,721	$-
Net loss	$(11,335,911)	$(631,262)	$(10,780,772)	$11,440,706	$(11,307,239)

	For the year ended December 31, 2022
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$14,151,516	$-	$14,151,516
Share of loss of subsidiaries, VIE and VIE’s subsidiaries	$(2,919,423)	$-	$-	$2,919,423	$-
Net loss	$(2,940,891)	$(1,373,555)	$(1,427,296)	$2,919,423	$(2,822,319)

	For the year ended December 31, 2021
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$200,001	$16,096,769	$-	$16,296,770
Share of income of subsidiaries, VIE and VIE’s subsidiaries	$266,775	$-	$-	$(266,775)	$-
Net income (loss)	$238,665	$(572,063)	$838,838	$(266,775)	$238,665

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2023
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Net cash provided by (used in) operating activities	$(193,778)	$(2,351,918)	$1,124,613	$1,475,312	$54,229
Net cash used in investing activities	$(3,766,367)	$1,530,264	$(43,240)	$(1,475,312)	$(3,754,655)
Net cash provided by financing activities	$-	$-	$-	$-	$-

	For the year ended December 31, 2022
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Net cash provided by (used in) operating activities	$139,309	$(1,198,586)	$397,537	$-	$(661,740)
Net cash used in investing activities	$(1,638,455)	$(509,185)	$(2,837,473)	$1,638,455	$(3,346,658)
Net cash provided by financing activities	$1,850,744	$1,638,455	$-	$(1,638,455)	$1,850,744

	For the year ended December 31, 2021
	Parent	Subsidiaries	VIE and its Subsidiaries	Elimination	Total

Net cash provided by (used in) operating activities	$3,737	$(823,321)	$3,681,432	$-	$2,861,848
Net cash used in investing activities	$(3,400,000)	$(820,982)	$(3,196,302)	$3,400,000	$(4,017,284)
Net cash provided by financing activities	$-	$3,400,000	$-	$(3,400,000)	$-

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

Risks Related to Doing Business in China

Our WFOE and the PRC operating entities are based in China, and the PRC operating entities have all of their operations in China, and therefore, we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The majority of the PRC operating entities’ business operations are conducted in China. Accordingly, the PRC operating entities’ business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. See “Risk Factor — Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of the PRC operating entities’ business and their competitive position.” on page 28 of this Annual Report.

●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. See “Risk Factor — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges nor for the execution of VIE agreements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 30 of this Annual Report.

●	If the PRC operating entities fail to comply with any regulatory requirements, including obtaining any required licenses, approvals, permits or filings in a timely manner or at all, the PRC operating entities’ continued business operations may be disrupted and the PRC operating entities may be subject to various penalties or be unable to continue their operations, all of which will materially and adversely affect our business, financial condition and results of operations. See “Risk Factor — We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.” on page 29 of this Annual Report.

●	There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. See “Risk Factor — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.” on page 32 of this Annual Report.

●	Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. See “Risk Factor — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.” on page 43 of this Annual Report.

●	The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. See “Risk Factor — Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.” on page 45 of this Annual Report.

●	On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “Risk Factor — The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 34 of this Annual Report.

●	The business of the PRC operating entities involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. We may be deemed as a data processor under the Data Security Management Regulations Draft and may be subject to the cybersecurity review in connection with our continuing listing abroad because, as of the date of this Annual Report, the MDMOOC online platform has more than253,133 registered users and a database of approximately 131,206 healthcare experts. See “Risk Factor — We may be liable for improper use or appropriation of personal information provided by our customers.” on page 37 of this Annual Report.

●	The majority of the operations of the PRC operating entities conducted outside of the U.S. In addition, our management consists of five officers who are all located in China and three independent directors, among which two are located in the United States and one is located in China. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside the U.S. See “Risk Factor — U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.” on page 41 of this Annual Report.

RISKS RELATED TO THE BUSINESS AND INDUSTRY OF THE PRC OPERATING ENTITIES

The PRC operating entities may be unable to effectively manage their rapid growth, which could place significant strain on their management personnel, systems and resources. The PRC operating entities may not be able to achieve anticipated growth, which could materially and adversely affect their business and prospects.

The PRC operating entities significantly expanded their business recently. In September 2022, Zhongchao announced its new strategic extension of the business model from “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient” for patients with oncology and other major diseases to meet patients’ different medical health needs. In 2021, the PRC operating entities’ business and operation was impacted by the COVID-19 pandemic and local governmental restrictions in response to the pandemic and to the medical related products, so the revenues and net income decreased. For the fiscal years ended December 31, 2023, 2022 and 2021, our revenues were $19,433,945, $14,151,516, and $16,296,770, respectively, and our net (loss) income were $(11,307,239), $(2,822,319), and $238,665, respectively. As of the date of this Annual Report, Zhongchao Shanghai maintains 11 subsidiaries and 3 branches, of which are located in China (Beijing, Shanghai, Hainan, Liaoning and Chongqing) to serve different customers in various geographic locations.

As of the date of this Annual Report, the PRC entities have 142 full-time employees and a few contractors from the third party. The PRC operating entities had been seeking business expansion countrywide, and, in consideration of cost, operation efficiency and business development need, established additional offices at shared workspace in 7 cities (Chongqing, Tianjin, Wuhan, Shenyang, Chengdu, Shijiazhuang and Baotou )] accommodating a total of 38 employees as of the date of this Annual Report. The rent for these offices at shared workspace is payable monthly or semi-annually, and the leases thereunder could be terminated with advanced notice. Zhongchao Shanghai and its subsidiaries are actively looking for additional locations to establish new offices and expand their current offices and sales and delivery centers. The PRC operating entities intend to continue their expansion in the foreseeable future to pursue existing and potential market opportunities. The PRC operating entities’ growth has placed and will continue to place significant demands on their management and administrative, operational and financial infrastructure. Continued expansion increases the challenges the PRC operating entities face in:

●	recruiting, training, developing and retaining sufficient IT talents and management personnel;

●	creating and capitalizing upon economies of scale;

●	managing a larger number of customers in a greater number of locations;

●	maintaining effective oversight of personnel and offices;

●	coordinating work among offices and project teams and maintaining high resource utilization rates;

●	integrating new management personnel and expanded operations while preserving the PRC operating entities’ culture and core values;

●	developing and improving the PRC operating entities’ internal administrative infrastructure, particularly its financial, operational, human resources, communications and other internal systems, procedures and controls; and

●	adhering to and further improving the PRC operating entities’ high quality and process execution standards and maintaining high levels of client satisfaction.

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

Our revenues could seriously decrease if there were adverse developments in the healthcare industry. Our near-term and long-term prospects depend upon selling the PRC operating entities’ services to the healthcare industry. In 2023, 52.5% of our revenues were derived from services provided to pharmaceutical enterprises.  In 2022, 33.1% of our revenues were derived from services provided to pharmaceutical enterprises. Accordingly, our success is highly dependent on the sales and marketing expenditures of pharmaceutical enterprises and The PRC operating entities’ ability to attract these expenditures. Some of the adverse developments in the healthcare industry that could affect our revenues would be:

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2023, one customer accounted for approximately 13.7% of the total revenue. For the year ended December 31, 2022, one customer accounted for approximately 15.9% of the total revenue. For the year ended December 31, 2021, three customers accounted for approximately 23.4%, 21.9%, and 10.7% of the total revenue, respectively. The PRC operating entities’ ability to maintain close relationships with these and other major customers is essential to the growth and profitability of the PRC operating entities’ business. However, the volume of work performed for a specific client is likely to vary from year to year, especially when the PRC operating entities are not their customers’ exclusive healthcare information, education, and training services provider and the PRC operating entities do not have long-term commitments from any of their customers to purchase the PRC operating entities’ services. A major client in one year may not provide the same level of revenues for the PRC operating entities in any subsequent year. The healthcare information, education, and training services the PRC operating entities provide to their customers, and the revenues and income from those services, may decline or vary as the type and quantity of healthcare information, education, and training services the PRC operating entities provide changes over time. In addition, The PRC operating entities’ reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than The PRC operating entities’ performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of The PRC operating entities’ major customers could adversely affect our financial condition and results of operations.

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

The PRC operating entities have initiated their online operations in the recent 12 years and are developing its ability to provide its courses and education systems on a transactional basis over the Internet. The PRC operating entities’ future success will depend on their ability to develop the infrastructure effectively, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for the PRC operating entities’ services. In the event the PRC operating entities are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

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

The PRC operating entities’ business depends on their ability to successfully obtain payment from their customers of the amounts they owe us for work performed. As of December 31, 2023, 2022 and 2021, our accounts receivable balance amounted to approximately $2,552,738, $6,772,988 and $9,218,883, respectively. As of December 31, 2023, 2022 and 2021, we had doubtful allowance of $2,197, $207,269 and $nil against accounts receivable.  For the years ended December 31, 2023, 2022 and 2021, we wrote off $1,247,907, $543,315 and $1,449,827, respectively, against accounts receivable.  Since the PRC operating entities generally do not require collateral or other security from their customers, they establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust their allowance. There is no guarantee that we will accurately assess the creditworthiness of the PRC operating entities’ customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for the PRC operating entities’ customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If the PRC operating entities are unable to collect their receivables from their customers in accordance with the contracts with the PRC operating entities’ customers, our results of operations and cash flows could be adversely affected.

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

In connection with audits of our financial statements for the fiscal years ended December 31, 2023 and 2022, our management identified below material weaknesses in the design and operation of our internal controls:

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

The PRC operating entities currently cooperate with Apple’s app store and major PRC-based Android app stores to distribute their MDMOOC      mobile application to users. As such, the promotion, distribution and operation of the PRC operating entities’ application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute the PRC operating entities’ application, or if any other major distribution channel with which they would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, the PRC operating entities’ business, financial condition and results of operations may be materially and adversely affected.

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

Our Class B Ordinary Share has 100 votes per share, and our Class A Ordinary Share has 1 vote per share. The shareholder who holds shares of Class B Ordinary Shares holds approximately 96.54% of the voting power of our outstanding ordinary shares, assuming the exercise of the HF Warrant. Because of the one-hundred-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our ordinary share. This concentrated control will limit your ability to influence corporate matters for the foreseeable future.

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

If we are unable to comply with the Nasdaq continued listing requirements, our Class A Ordinary Shares could be delisted from Nasdaq, which may have a material adverse effect on our liquidity, the ability of shareholders to sell their Class A Ordinary Shares and our ability to obtain additional financing.

Our listing on Nasdaq is conditioned on our continued compliance with Nasdaq’s continued listing requirements, including maintaining a minimum bid price of $1.00 per ordinary share, pursuant to Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Requirement.

On December 29, 2023, the Company received written notice from Nasdaq notifying the Company that it is not in compliance with the Minimum Bid Price Requirement, as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. February 29, 2024, upon the shareholders’ approval, the Company effectuated a 1-for-10 share consolidation. On March 15, 2024, the Company received written notice from the Nasdaq informing the Company that it has regained compliance with Minimum Bid Price Requirement.

Even though we have regained compliance with the Minimum Bid Requirement, there can be no assurance that our share price will not again fail to satisfy the Minimum Bid Requirement or other Nasdaq continued listing requirements. If we are unable to maintain compliance with the Nasdaq continued listing requirements, Nasdaq could initiate delisting proceedings or delist our Class A Ordinary Shares from trading on its exchange which may have a material adverse effect on us and our shareholders, including reduced liquidity with respect to our Class A Ordinary Shares decrease our ability to issue additional securities or obtain additional financing in the future.

Our CEO has control over key decision making as a result of his control of a majority of our voting shares.

Our Founder, CEO, and our Chairman of the Board, Mr. Weiguang Yang, and his affiliates which he deemed to have control and/or have substantial influence is able to exercise full voting rights with respect to an aggregate of 549,772 Class B Ordinary Shares, representing a majority of the voting power of our outstanding ordinary shares. As a result, Mr. Yang has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Yang has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Yang controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Yang owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Yang is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

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

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of the PRC operating entities’ business and our competitive position.

The majority of the PRC operating entities’ business are conducted in China. Accordingly, the business, financial condition, results of operations and prospects of the PRC operating entities are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategical allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth of the Chinese economy may not continue at a rate experienced in the past. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect the PRC operating entities’ business and results of operations. Furthermore, any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our services. Such developments could adversely affect the PRC operating entities’ businesses, lead to reduction in demand for our services and adversely affect the competitive position.

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

On February 17, 2023, the CSRC promulgated the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (CSRC Announcement [2022] No. 43) (“Trial Measures”), and five supporting guidelines, together with five supporting guidelines, which took effect on March 31, 2023. As the Trial Measures were newly published, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our current listing, and future offering or financing. If we are required by the Trial Measures for any future offering or any other financing activities to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure of us or the PRC operating entities to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

The joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

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

If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

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

Failure to comply with PRC regulations in relation to lease property may subject us to penalty.

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

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to the approval of or filing with the MOFCOM in its local branches and registration with a local bank authorized by the SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with the SAFE or its local branches or satisfy relevant requirements as provided by SAFE. Any medium- or long-term loan to be provided by us to the variable-interest entities, or the VIEs, must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 200% of the net asset of the relevant PRC subsidiary.

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

We conduct our business through the VIE, Zhongchao Medical Technology (Shanghai) Corp., or Zhongchao Shanghai, a PRC company, and through 11 subsidiaries of Zhongchao Shanghai, including Shanghai Zhongxun, Shanghai Zhongxin, Maidemu Health, Beijing Boya, Shanghai Xinyuan, Hainan Muxin, Shanghai Huijing, Xinjiang Pharmaceutical, Beijing Yisuizhen, West Angel and Liaoning Zhixun, each a PRC company. They commenced their operations under the name Zhongchao Medical Consulting (Shanghai) Limited, or Shanghai Zhongchao Limited, a limited liability company established under the laws of the PRC, to provide medical online and offline training services.

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

As part of the Company’s organization for the purpose of the initial public offering and listing on Nasdaq, on August 1, 2019, the Company and HF Capital Management Delta, Inc., a company incorporated under the laws of the Cayman Islands (“HF Capital”) entered into a certain warrant agreement to purchase Class A Ordinary Shares of the Company (the “HF Warrant”). At the issuance of the HF Warrant, Yantai Hanfujingfei Investment Centre (LP), a limited partnership incorporated under PRC laws (“Yantai HF”, whose managing partner, Hanfor Capital Management Co., Ltd., was the sole member of HF Capital, and together with “HF Capital” hereinafter collectively referred to as “HF”) was a 6.25% shareholder of Zhongchao Shanghai and planned to withdraw its capital contribution in Zhongchao Shanghai but to contribute the same amount of capital to Zhongchao Cayman directly via HF Capital.

On July 15, 2023, upon the shareholders’ approvals at the annual general meeting, the Company adopted the amended and restated articles of association, pursuant to which each holder of Class B Ordinary Shares is entitled to one hundred (100) votes for each Class B Ordinary Shares held. Each shareholder of the Company’s Class A Ordinary Shares remains entitled to one (1) vote for each Class A Ordinary Share held.

On February 20, 2024, upon the shareholders’ approvals at the extraordinary general meeting of shareholders, the Company adopted the amended and restated memorandum and articles of association to effectuate a 1-for-10 share consolidation (the “2024 Share Consolidation”).

Upon the effectiveness of the 2024 Share Consolidation, every ten (10) Class A Ordinary Shares with a par value of US$0.0001 each will be consolidated into one (1) Class A Ordinary Share with a par value of US$0.001 each, and every ten (10) Class B Ordinary Shares with a par value of $0.0001 each will be consolidated into one (1) Class B Ordinary Share with a par value of $0.001 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The 2024 Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. Beginning with the opening of trading on February 29, 2024, the Company’s Class A Ordinary Shares began trading on a post-2024 Share Consolidation basis on the Nasdaq Capital Market under the same symbol “ZCMD,” but under a new CUSIP number of G9897X115.

The SEC maintains an internet site that contains reports and other information regarding issuers, including the Company, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

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

Zhongchao Shanghai, together with its subsidiaries, is a platform-based internet technology company offering services to patients with oncology and other major diseases in China. The PRC operating entities address the needs along the patient journey of symptoms occurrence, medical consultations, medication prescriptions, medication management, and treatment consultations. The PRC operating entities provide online healthcare information, professional training and educational services to healthcare professionals, patient management services in the professional field of tumor and rare diseases, internet healthcare services, and pharmaceutical services and operate an online information platform to general public. The PRC operating entities also engage in sales of patent drug in China.

The PRC operating entities provide the healthcare information, education, and training services to the healthcare professionals under their “MDMOOC” brand, which we believe is one of the leading consumer brands in China’s healthcare training and education sector, as evidenced by the Securities Research Report on online medical care industry by Essence Securities Co., Ltd., a company provides securities services throughout China, where the PRC operating entities are considered as one of the main and typical public company proving medical training with doctor interactive and online training platform and leading the Internet medical education industry.  The PRC operating entities provide focused patient management services, via their “Zhongxun” IT system and WeChat mini program and Zhongxin Health WeChat mini program, to their pharmaceutical enterprises and NFP customers.

The PRC operating entities established Xinjiang Pharmaceutical, aiming at realizing medications accessibility and affordability for patients. Xinjiang Pharmaceutical cooperates with Zhixun Internet Hospital and other internet hospitals to build a 2B2C (to business and to customer) pharmaceutical procurement platform and streamline the delivery of medications from pharmaceutical factories to retail ends.

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

As of the date of this Annual Report, we have established nearly 22 courses for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 7 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, systemic lupus erythematosus, Crohn’s disease and skin diseases.

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

The PRC operating entities plan to expand into new medical specialty areas that appeal to their current users base and attract new users. The PRC operating entities’ objective is to be the category leader in each of their medical specialty areas by delivering the highest quality specialty-based content and selectively acquiring other high-quality medical specialty Websites. As part of this strategy, the PRC operating entities will (1) work with more medical associations to produce programs and courses to meet the need of healthcare professionals; (2) expand their R&D team and provide more support to their self-developed courses; (3) cooperate with international continuing medical education providers to improve the quality and diversity of their courses; and (4) expand their new media team to create and provide high-quality online courses for mobile users.

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

As of the date of this Annual Report, we have established nearly 22 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 7 columns  for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, systemic lupus erythematosus, Crohn’s disease, and skin diseases. The total number of patients covered under these patient-aid projects has reached nearly 125,970  by the end of 2023.

Sunshine Health Forums-Healthcare Information and Education for the Public

The PRC operating entities’ goal is not only provide continuing education and training to healthcare professionals but to promote healthy lifestyle and provide healthcare knowledge to the public. In order to achieve that, the PRC operating entities develop and operate the Sunshine Health Forums, online education-for-all platforms that disseminate articles and features related to healthcare and wellness education, medical behavior intervention, and newly developed health technology and application. The PRC operating entities developed Sunshine Health Forum, a WeChat subscription account, and Sunshine Health Forum.org, the official website providing portals to leading we-media the PRC operating entities have strategic relationships to improve the efficiency and effectiveness of the information acquisition for the PRC operating entities’ users. The PRC operating entities establish one school for each disease to make it easier for the public to obtain information they would like to know. We have established their partnership with the following we-media platforms, including but not limited Toutiao.com, WeChat official accounts platforms, Yidianzixun.com, Douyin.com, CN-Healthcare.com, iQiyi, Youku, and Huoshan.com.

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

MDMOOC provides its users access to a clinical case-share library via Internet and mobile application. As of the date of this Annual Report, the PRC operating entities’ case library has more than 28,000 clinical cases elaborating general patient data, the diagnosis after admission, and academic discussions.  The PRC operating entities’ users can easily locate the cases most related to them by searching the keywords and selecting the medical fields while they encounter similar medical phenomenon in their practice.

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

As of the date hereof, the PRC operating entities have participated in approximately 19 patient management projects for approximately 10 types of different medications, serving approximately 108,500 patients. For the fiscal years ended December 31, 2023, 2022 and 2021, approximately 19.3%, 44.4% and 45.1% of our revenues were generated from Zhongxin Health patient management services, respectively.

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

Xinjiang Pharmaceutical Drug Retail Services

Xinjiang Pharmaceutical was established aiming at realizing medications accessibility and affordability for patients. Xinjiang Pharmaceutical has cooperates with Zhixun Internet Hospital and other internet hospitals to build a 2B2C (to business and to customer) pharmaceutical procurement platform and streamline the delivery of medications from pharmaceutical factories to retail ends. This approach enables Xinjiang Pharmaceutical to supply domestic and international high-quality and cost-effective drugs, improving drug accessibility and lowering medication cost.

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

Xinjiang Pharmaceutical commenced its pharmaceutical business from the second half of 2022. For the year ended December 31, 2023 and 2022, Xinjiang Pharmaceutical generated revenues of approximately $9.03 million and $1.22 million from sales of patented drugs, respectively. As of the date hereto, the anti-influenza drug from Natco have been sold in over 20 provinces/cities in China

The Customers and End Users of the PRC Operating Entities

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

For the fiscal year ended December 31, 2023, we generated revenue of MDMOOC business from a total of 73 customers, of which 26 customers were NFP and 47 customers were pharmaceutical enterprises.   For the fiscal year ended December 31, 2022, we generated revenue of MDMOOC business from a total of 76 customers, of which 34 customers were NFP and 42 customers were pharmaceutical enterprises.  For the fiscal year ended December 31, 2021, we generated revenue from a total of 78 customers, of which 30 customers were NFP and 35 customers were pharmaceutical enterprises.

We generate the revenues from a relatively small number of customers. For the fiscal years ended December 31, 2023, 2022 and 2021, the PRC operating entities’ pharmaceutical enterprise customers accounted for 13.1%,  33.1% and 11.7% of our total revenues, respectively. For the fiscal years ended December 31, 2023, 2022 and 2021, the PRC operating entities’ NFP customers accounted for 39.2%, 58.0% and 86.2%, of our total revenues, respectively.

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

Xinjiang Pharmaceutical’s Customers

Xinjiang Pharmaceutical’s customers are primarily pharmaceutical agents.

Branding and Marketing

The PRC operating entities believe that their rich content and satisfactory user experience have contributed to the expansion of their user base and the increase in user engagement, leading to a strong word-of-mouth effect that strengthens their brand awareness.

The PRC operating entities’ promote their platform and enhance brand awareness through a variety of online and offline marketing and brand promotion activities. The PRC operating entities cooperate with third-party apps, popular search engines and social media platforms for online and mobile marketing. These online apps and websites promote MDMOOC to those website users who are potentially interested in the PRC operating entities’ contents. MDMOOC gains a substantial growth of exposures in public and amounts of public subscribers under such precise measure of online audience delivery. The PRC operating entities also conduct onsite marketing primarily in the form of donation activities with hospitals to improve the PRC operating entities’ brand awareness.

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

Recent Development

On February 10, 2022, Beijing Yisuizhen subscribed for 10.56% equity interest of West Angel (Beijing) Health Technology Co., Ltd, or West Angel, a PRC company, and nine shareholders of West Angel transferred all of their equity interest, equal to 49.44% of the total equity interest of West Angel to Beijing Yisuizhen. As a result, Beijing Yisuizhen holds 60% of the equity interest of West Angel at cash consideration of RMB 25 million and a 6.67% share consideration in Shanghai Zhongxin at discounted price. Prior to the acquisition, West Angel had developed online platform for communication between hospitals and patients and signed long-term service contracts with more than ten oncology hospitals to track and manage their patients. Their established healthcare CRM (HCRM), a system specially designated to track patient data to provide insight for understanding patient behaviors and habits for patient care, relationship management and experience, hospital marketing and services, which might have had contributed in expanding our source of hospital customers and developing HCRM for hospitals. However, in 2023, with a focus on anti-corruption in medical industry initiated by PRC governments, many hospital respond with enhanced scrutiny on medical expenditure including purchasing services from third parties. In order to have a hospital to engage West Angel for its HCRM, it will take a lot of time to complete the approval procedures by the hospital and a lot of efforts of West Angel to cooperate the approval procedures; and it has become very difficult to either retain existing customers or recruit new customers. In addition, due to significant medical costs of COVID-19, the medical budgets of hospitals are significantly reduced after the pandemic and a lot of hospitals do not sufficient fund to support HCRM. Furthermore, a few key software developers left West Angel after the acquisition which made software development difficult to be carried out as planned or meet the evolving needs of our customers. During the year ended December 31, 2023, the Company assessed and concluded that its software acquired as part of the acquisition of the West Angel would not support its ongoing business development. The Company charged impairment loss of $536,206 against software for the year ended December 31, 2023. Furthermore, during the fiscal year ended December 31, 2023, we assessed and concluded that our goodwill from the acquisition of West Angel was fully impaired as the operating results of West Angel reporting unit is significantly below our original anticipation. An impairment loss of $5,617,865 was charged against goodwill for the year ended December 31, 2023.

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

In February 2023, Zhongchao VIE renewed the partnership Johnson & Johnson (China) Investment Limited (“J&J”). The renewed partnership is expected to further strengthen two parities’ cooperation in the global advanced field of innovative medical and health.

In March 2023, Zhongchao VIE launched “E-Class,” a medical education intelligent content production platform developed by Zhongchao VIE. The “E-Class” platform aims at enhancing the efficiency in creating health education courses, promoting doctors’ health education capabilities, and meeting patients’ demands for medical and health knowledge and information.

In April 2023, Shanghai Zhongxin Medical Technology Co., Ltd. (“Shanghai Zhongxin”), one of the PRC operating entities, entered into a service agreement with Beijing Public Health Foundation (“BPHF”), a non-profit organization dedicated to enhancing Chinese citizens’ health through public welfare initiatives and aid programs, to work together to develop a patient aid project (the “BPHF Project”). This BPHF Project donates Trilaciclib Hydrochloride, which is used for protecting bone marrow during chemotherapy, to low-income cancer patients undergoing chemotherapy based on the patient’s needs.

In May 2023, Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”), one of the PRC operating entities, signed a strategic cooperation agreement with Shanghai Ximalaya Technology Co., Ltd. (“Ximalaya”), a widely popular Chinese online audio sharing platform in China. The cooperation focuses on health knowledge popularization, disease prevention advocacy, and behavioral intervention, gradually improving public health literacy. In July 2023, the PRC operating entities cooperated with Ximalaya to launch the first series of audio courses dedicated to cancer education. The cancer education course series, aptly named “Let’s Talk About Tumors”, is presented by a team of esteemed medical professionals from Grade A Tertiary Hospitals. Interspersed with engaging anecdotes, the series is designed to enhance patients’ and public’s understanding of various aspects of cancer, including its treatment, daily care requirements, and medication guidance, and thereby aims to improve the perception of the disease and increase public health literacy.

In June 2023, the PRC operating entities launched the Digital Online Education Platform for Common Diseases Clinical Diagnosis and Treatment (the “Online Education Platform”). This Online Education Platform is designed to elevate the clinical decision-making acumen and patient service capabilities of healthcare professionals, thereby delivering optimal solutions for clinical diagnoses and treatments of prevalent diseases.

In August 2023, Shanghai Maidemu Health Management Co., Ltd. (“Maidemu Health”) was incorporated under the PRC laws, as a wholly owned subsidiary of Zhongchao Shanghai. Maidemu Health is primarily engaged in health management and health product sale. In August 2023, Hainan Zhongteng completed its deregistration in accordance with PRC laws.

On August 30, 2023, Zhongchao Shanghai and Shanghai Maidemu Cultural Communication Corp., a PRC company wholly owned by Zhongchao Shanghai (“Shanghai Maidemu”) entered into a share transfer agreement, pursuant to which Shanghai Maidemu transferred all of the equity interest of Shanghai Huijing Information Technology Co., Ltd., a PRC company (“Shanghai Huijing”) to Zhongchao Shanghai for a cash consideration of RMB500,000. In March 2024, Shanghai Maidemu completed its deregistration in accordance with PRC laws.

In September 2023, the PRC operating entities introduced Patient-Reported Outcome (PRO) -based symptom management model to the recovery of lung cancer patients and enhancing their life quality. The PRO-based management model shifts the focus towards patients’ own experiences and feelings about their health, bringing a fresh perspective into patient care.

In October 2023, Zhongxin platform launched a WeChat mini program of Breast Cancer Follow-up Visit and Health Management Patient Guide (the “Guide”) on Pink Ribbon Day. The Guide aims to provide comprehensive reference for breast cancer patients and support their health management and disease recovery through every stage of their medical journey. The Guide details 15 essential follow-up checkpoints structured around the timeline of breast cancer post-treatment, offering clarity on the importance and rationale behind each to elevate patient awareness in health management. Additionally, it provides guidance on specific issues faced by patients who have undergone treatments such as endocrine therapy and radiation, addressing areas like cardiac health, lipid levels, bone health, and pulmonary health concerns.

In December 2023, Shanghai Zhongxin renewed its service agreement with Beijing Public Health Foundation (“BPHF”), a non-profit organization dedicated to enhancing Chinese citizens’ health through public welfare initiatives and aid programs. Pursuant to the agreement, Shanghai Zhongxin and BPHF extended its partnership to work together on a patient aid project to provide medication assistance services for cancer patients.

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

As of the date of this Annual Report, we have 4 researchers in the product development team and 3 developers in our technology support team.

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

During fiscal years 2023, 2022 and 2021, our R&D expenses were approximately $514,411, $411,524 and $758,878, respectively, representing 2.6%, 2.9% and 4.7% of our total revenues for fiscal years 2023, 2022 and 2021, respectively.

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

The PRC operating entities’ primary trademark portfolio consists of 36 registered trademarks. The PRC operating entities’ trademarks are valuable assets that reinforce the brand and their consumers’ favorable perception of their products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, the PRC operating entities own   40 URL designations and domain names, including www.mdmooc.org, www.mdmooc.com, www.zhongxun.online, ygjkclass.com, zxylmd.com, which are important to our business.

As of the date of this Annual Report, we have registered 36 trademarks. The following is a list of trademarks we have registered that are important to our business:

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587105	Approved	Category 5: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments; Supplements; Medical nutrients; Glucose used as medical food additives; Medical nutritional food (cut-off)	2027.11.27	China
2	Zhongchao Medical Technology (Shanghai) Corp. Ltd		18418154	Approved	Category 9: Recorded computer programs (programs); computer software (recorded); recorded computer operating procedures; downloadable computer application software; electronic publications (downloadable software); computer programs (downloadable software); measuring devices; dosimeters; measuring instruments; inspection mirrors (cut-off)	2026.12.27	China
3	Zhongchao Medical Technology (Shanghai) Corp. Ltd		19719148	Approved	Category 38:Teleconference Services; Providing Internet Chat Room; Digital File Transfer; Video Conference Services; Providing Online Forum; Data Stream Transfer; Information Transfer; Television Broadcasting; Computer Aided Information and Image Transfer (Deadline)	2027.06.06	China
4	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587230	Approved	Category 44: health care; medical assistance; rental of medical equipment; treatment services; health counseling; dietary and nutritional guidance; dispensing; art therapy; massage; beauty services (deadline)	2027.11.27	China

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
5	Zhongchao Medical Technology (Shanghai) Corp. Ltd		21587258	Approved	Category 5: Pharmaceutical preparations; Vaccines; Analgesics; Medical drugs; Medical tea; Medical ointments (cut-off)	2028.01.20	China
6	Shanghai Zhongxun Medical Technology Co., Ltd.		47286982	Approved	Category 41: Education; Providing of training, Providing of educational information; Arranging and conducting of conferences, congresses and symposiums; Organization of exhibitions for cultural or educational purposes; Arranging and conducting of training; Publication of books and texts (cut-off)	2031.02.12	China
7	Beijing Zhongchao Boya Medical Technology Co., Ltd.		59485462	Approved	Category 41: Providing of training, Arranging of experts conferences, Mobile libraries; text publishing (except advertising texts); E-books and magazines publishing; Providing non-downloadable global computer network online publishing; Publishing electronic newspapers through global computer network; Providing global network publishing Editing website publishing; Publishing and distributing medical technology related scientific paper (cut-off)	2032.03.13	China
8	Beijing Zhongchao Boya Medical Technology Co., Ltd.		59474281	Approved	Category 44: Medical clinic services; Healthcare; Therapeutic services; Medical equipment rental; Health counseling; Diet nutrition guidance; Art therapy methods; Dispensing; Beauty services; Massage (cut-off)	2032.03.13	China

No.	Current Owner	Mark	Registration Number	Status	Class/Description	Expiration Date	Country of Registration
9	Shanghai Zhongxun Medical Technology Co., Ltd.		47299361	Approved	Category 44: Hospitals; Healthcare; Dispensing Consulting; Telemedicine services; Health consulting; Therapeutic services; Diet nutrition guidance; Providing medication information for patient; Medical information; Medical counseling (cut-off)	2031.02.20	China
10	Shanghai Zhongxin Medical Technology Co., Ltd		59477566	Approved	Category 44: Medical clinic services; Medical assistance; Therapeutic services; Medical equipment rental; Health consulting; Diet nutrition guidance; Art therapy measures; Dispensing; Beauty services; Massage (cut-off)	2032.03.13	China
11	Chongqing Xinjiang Pharmaceutical Co., Ltd.		65011381	Approved	Category 5: Medical drugs; human drugs; Chinese patent medicines; medical nutrition products; dietary fiber; mineral dietary supplements; Medical ; Veterinary medications; Dental fillings; Tablets (cut-off)	2032.11,23	China
12	Chongqing Xinjiang Pharmaceutical Co., Ltd.		64995408	Approved	Category 42: Implementation of early evaluation in the field of new drugs; Drug evaluation; Pharmaceutical research; Computer software maintenance for Internet use; Medical planning computer programming; Computer software design; Computer hardware design and development consulting; Computer system analysis; Provision of Internet search engines; Cloud calculate(cut-off)	2032.11.13	China
13	Chongqing Xinjiang Pharmaceutical Co., Ltd.		64988009		Category 35: Displaying merchandise on communication media for retail purposes; Advertising; Commercial information offered through website; Franchising business management; Import and export agency; Promoting for others; Systemizing computer database information; Seeking sponsorship; Retail sale of pharmaceutical, veterinary, hygienic preparations and medical supplies (cut-off)	2033.01.20	China

The following is a list of our patent applications:

No.	Current Owner	Patent Name	Application Number	Status	Number of Patent Application	Registration Date	Country of Registration
1	Zhongchao Medical Technology (Shanghai) Corp. Ltd	Search-result optimization method, installation, computer equipment and storage media	201910274403.8	Pending	200942	May 31, 2019	China

As of the date of this Annual Report, the PRC operating entities owns 37  copyrights that have been approved. The following is a list of the PRC operating entities’ copyrights that have been approved and important to the PRC operating entities’ business:

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

Seasonality

We do not experience seasonality in our overall operations.

Legal Proceedings

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

Regulation Related to Overseas Listings

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

D. Property, Plants and Equipment

Our headquarter and executive office is located in Shanghai, China and consist of approximately 286.8 square meter of office space under one lease which has been renewed and will expire on December 31, 2024. In addition to our headquarter, we lease space in other 8 cities, including Beijing, Shijiazhuang, Chongqing, Tianjin, Wuhan, Shengyang, Baotou  and Chengdu. Rent expenses amounted to $ 412,891, $498,166 and $426,152 for the years ended December 31, 2023, 2022 and 2021, respectively. The PRC operating entities have been seeking business expansion countrywide, and in consideration of cost, operation efficiency and business development need, established additional offices at shared workspace in 6 cities (Tianjin, Wuhan, Shenyang, Chengdu, Shijiazhuang and Baotou) accommodating a total of 38 employees as of the date of this Annual Report. The rent for these offices at shard workspace is payable monthly or semi-annually, and the leases thereunder could be terminated with advance notice. As a part of talent recruitment and retainment strategy and in the consideration of cost efficiency, the Company also purchased some residential apartments as listed in the table below, which allow the Company to provide flexibility for talents in different cities, recruit and retain talents with competitive employment benefit, increase the cost efficiency from the salaries among different cities, and contribute into local development of Company’s business.

We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

The table below sets forth a summary of our primary facilities:

No.	Facility	Lease (L)/ Own (O)	Location	Space	Lease Terms

1	Beijing Office	L	Chaoyang District, Beijing, China	435.16 square meters	1/16/2022-6/15/2028

2	Shanghai Office	L	Jing’An District, Shanghai, China	286.8 square meters	9/1/2023-12/31/2024

3	Tianjin Office	L	Tianjin, China	42.81 square meters	5/16/2023-5/31/2024

4	Chongqing Office	L	Chongqing, China	243.37 square meters	4/1/2022-4/10/2024

5	Shijiazhuang Office	L	Shijiazhuang, Hebei Province China	185.22 square meters	8/24/2023-1/7/2025

6	Japan Houses	O	Japan	272.21 square meters	-

7	Tongzhou House	O	Tongzhou District, Beijing, China	214.31	-

8	Tangshan Dorm	O	Tangshan, Hebei Province, China	136.81 square meters	-

9	Manhattan Condo	O	New York, U.S.	594 ft.	-

10	Wangjing Office	O	Chaoyang District, Beijing, China	736.31 square meters	-

11	Chongqing Dorm	L	Chongqing, China	85.35 square meters	4/1/2023-3/31/2024

12	Beijing Dorm	L	Xicheng District, Beijing, China	122.00 square meters	1/1/2021-12/31/2026

Item 4A. UNRESOLVED STALFF COMMENTS

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

Zhongchao VIE, together with its subsidiaries, is a provider of healthcare information, education, and training services to healthcare professionals and the public in China. They offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products, consisting primarily of clinical practice training, open classes of popular medical topics, interactive case studies, academic conference and workshops, continuing education courses, and articles and short videos with educational healthcare content to healthcare professionals as well as the public. Zhongchao VIE, together with its subsidiaries, also has been engaged by certain customers on a project basis to establish individual columns on its online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Zhongchao VIE and its subsidiaries also plug in supplemental features, to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information, or the patient-aid projects. Since 2022, Zhong VIE, through its subsidiary, also sells patented drugs.

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

	For the Years Ended
	December 31,
	2023		2022		2021
Revenues	$		$		$
Service		10,406,734		12,935,420		16,296,770
Product		9,027,211		1,216,096		-
Total revenues		19,433,945		14,151,516		16,296,770
Cost of revenues
Service		(5,162,425)		(7,166,871)		(6,857,944)
Product		(5,759,329)		(627,981)		-
Total cost of revenues		(10,921,753)		(7,794,852)		(6,857,944)
Gross Profit		8,512,192		6,356,664		9,438,826

Operating Expenses
Selling and marketing expenses		(6,710,757)		(2,099,968)		(3,137,316)
General and administrative expenses		(6,697,309)		(6,799,634)		(5,863,373)
Research and development expenses		(514,411)		(411,524)		(758,878)
Loss from disposal of property and equipment		(1,719,442)		-		-
Impairment of goodwill		(5,617,865)		-		-
Impairment of intangible assets		(536,206)		-		-
Total Operating Expenses		(21,795,990)		(9,311,126)		(9,759,567)

Loss from Operations		(13,283,798)		(2,954,462)		(320,741)

Interest income, net		237,054		142,014		175,987
Other income, net		1,069,745		262,442		34,001
Loss Before Income Taxes		(11,976,999)		(2,550,006)		(110,753)

Income tax benefits (expenses)		669,760		(272,313)		349,418

Net (Loss) Income		$(11,307,239)		$(2,822,319)		$238,665

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services and patient management services for patient-aid projects. We also generate revenues from sales of patented drugs.

Revenues increased by $5,282,429, or 37.3% from $14,151,516 for the fiscal year ended December 31, 2022 to $19,433,945 for the fiscal year ended December 31, 2023. The increase was primarily caused by an increase of $7,811,115 in revenues from sales of drugs, which was attributable to our continual expansion of patent drugs sales since our commencement of the drug sales in 2022. Furthermore, the increase in revenue is partially offset by the decrease in assistance in patient-aid projects of $2,290,147. The decrease in assistance in patient-aid projects is primarily attributable to the Company discontinued some low margin projects during fiscal year 2023 to improve overall profitability.

For the fiscal years ended December 31, 2023 and 2022, we earned a gross profit margin of 43.8% and 44.9%, respectively. For product sales, we earned a gross profit margin of 36.2% in the fiscal year ended December 31, 2023 as compared to 48.4% for the fiscal year ended December 31, 2022. The decrease in gross margin for product sales is primarily due to increased cost for purchases made from India due to the continually depreciation of RMB. For service sales, we earned a gross profit margin of 50.4% as compared to 44.6% for the fiscal year ended December 31, 2022. The increase in gross profit margin for service sales is mainly due to we terminated certain low margin projects to improve overall profitability.

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

Cost of revenues increased by $3,126,901, or 40.1%, from $7,794,852 for the fiscal year ended December 31, 2022 to $10,921,753 for the fiscal year ended December 31, 2023. The increase was mainly attributable to an increase of $5,131,347 in cost of sales of patent drugs as we continually grow our patent drug sale business since 2022. The increase is partially offset by decrease of $1,131,169 cost of revenue for assistance in patient-aid projects as our revenue generated from this revenue stream decreased in 2023 and decrease of $882,045 in cost of revenues for medical training and education services as we terminated certain lower margin projects during the fiscal year ended December 31, 2023.

Selling and marketing expenses

Selling and marketing expenses increased by $4,610,789, from $2,099,968 for the fiscal year ended December 31, 2022 to $6,710,757 for the fiscal year ended December 31, 2023. The increase was mainly attributable to an increase of $3,208,093 in advertisement and promotion expenses as the Company is expanding its market, and $1.0 million increase in sales commission paid to third parties as the Company aggressively developing its patented drug retailing business in the year ended December 31, 2023. The increase also contributed by the $220,905 increase in salary expenses as the Company expanded its marketing departments and had more staffs to work on marketing and selling projects and activities.

General and administrative expenses

General and administrative expenses decreased slightly by $102,325 or 1.5%,  from $6,799,634 for the fiscal year ended December 31, 2022 to $6,697,309 for the fiscal year ended December 31, 2023. The slight decrease is mainly attributable to decrease of average exchange rate between RMB and USD of about 5.0% comparing the two fiscal years. General and administrative expenses in terms of RMB maintained at the similar level in the fiscal year ended December 31, 2023 as compared to the fiscal year ended December 31, 2022.

Loss from disposal of property and equipment

For the year ended December 31, 2023, we recognized loss from disposal of property and equipment of $1,719,442 as compared to $nil in the year ended December 31, 2022. The loss is primarily attributable to our disposal of a building in Beijing in 2023 which had a carrying value of $1,429,019 as of the disposal date. The disposal was due to a government forced removal.

Impairment of goodwill

For the year ended December 31, 2023, we recognized impairment loss of goodwill of $5,617,865 as compared to $nil in 2022. In 2023, we assessed and concluded that our goodwill from the acquisition of West Angel was fully impaired as the operating results of West Angel reporting unit is significantly below our original anticipation.

Impairment of intangible

For the year ended December 31, 2023, we recognized impairment loss of intangible assets of $536,206 as compared to $nil in 2022. Due to West Angel’s operating results are significantly below our original anticipation, we performed impairment assessment of the intangible assets acquired as part of the West Angel acquisition and concluded all the related intangible assets are impaired.

Other income, net

For the fiscal year ended December 31, 2023, other income, net was primarily consisted of $654,980 gain from changes in fair value of our short-term investments and $81,265 upward adjustments to our long-term investments in an equity security as well as $148,862 government subsidies.

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

Income tax expenses

We had income tax benefit of $669,760 for the fiscal year ended December 31, 2023, as compared to tax expense of $272,313 for the fiscal year ended December 31, 2022.

Current income tax expenses decreased by $68,721 from $138,188 for the fiscal year ended December 31, 2022 to $69,467 for the fiscal year ended December 31, 2023. The decrease was mainly due to combined effects of i) we incurred net operating losses in more of our subsidiaries leading to a decrease of current income tax expenses, and ii) certain the VIE’s subsidiaries qualified as Small and Micro-sized Enterprises (“SMEs”) in the year of 2023, which were entitled to preferential income tax rate, leading to a decrease of current income tax expenses.

For the year ended December 31, 2023, we had deferred tax benefit of $739,227 as compared to deferred tax expense of $134,125 in the year ended December 31, 2022. The change was mainly because of the change in the Company’s tax position in the fiscal year ended December 31, 2023. The change in the Company’s tax position resulted in deferred tax benefits recognized in the fiscal year ended December 31, 2023. There was no similar tax position change in the fiscal year ended December 31, 2022.

Net income

As a result of the foregoing, we reported a net loss of $11,307,239 for the year ended December 31, 2023, as compared with a net loss of $2,822,319 for the year ended December 31, 2022.

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

Contractual obligations

As of December 31, 2023, our contractual obligation primarily comprised of operating lease payments, which is presented in below table:

For the year ended December 31, 2024	$268,046
For the year ended December 31, 2025	184,128
For the year ended December 31, 2026	172,841
For the year ended December 31, 2027	172,841
For the year ended December 31, 2028 and thereafter	86,420
Total lease payments	884,276

(1)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2023, our future lease payments totaled $884,276.

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

PRC

For the year ended December 31, 2023, Zhongchao Shanghai is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as SMEs.

For the year ended December 31, 2022, Zhongchao Shanghai and Beijing Branch of Shanghai Zhongxun is subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as SMEs.

For the year ended December 31, 2021, Zhongchao Shanghai, Shanghai Maidemu, Shanghai Zhongxun, Shanghai Zhongxin, Huijing are subject to EIT rate of 25%. Hainan Zhongteng, located in Hainan Province, is subject to 15%. Beijing Boya, Shanghai Xinyuan and Hainan Muxin qualify as SMEs. Liaoning Zhixun was not qualified as a SMEs until fiscal year 2021.

SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB 3,000,000 and no reduction for the remaining taxable income for the year ended December 31, 2023; a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022; 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 50% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2021.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 0.9% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, and equity financing.

During the year ended December 31, 2023, 2022 and 2021, the Company generated net (loss) income of $(11,307,239), $(2,822,319) and $238,665, respectively. In the year of 2022, we raised proceeds of $1,850,744 from a shelf offering of 1,060,000 of our Class A ordinary shares.

As of December 31, 2023, 2022 and 2021, we had cash and cash equivalents of $7,548,694, $11,520,453 and $13,914,982, and working capital of $16,032,685, $18,539,125 and $23,665,269, respectively. We intend to continue to use these funds to grow our business primarily by:

●	Strengthen our brand awareness of MDMOOC and Zhongxin Health

●	Expand and enhancement of medical course content

●	Grow medical professional user community

●	Recruit more experienced editorial staff, and

●	Development of multiple revenues streams such as online bookstore

●	Explore the business in services for cancer patients support

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

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2023, 2022 and 2021.

	For the Years Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$54,229	$(661,740)	$2,861,848
Net cash used in investing activities	(3,754,655)	(3,346,658)	(4,017,284)
Net cash provided by financing activities	-	1,850,744	-
Effect of exchange rate changes on cash and cash equivalents	(271,333)	(236,875)	(2,529)
Net decrease in cash and cash equivalents	(3,971,759)	(2,394,529)	(1,157,965)
Cash and cash equivalents at beginning of year	11,520,453	13,914,982	15,072,947
Cash and cash equivalents at end of year	$7,548,694	$11,520,453	$13,914,982

Operating activities

Fiscal Years Ended December 31, 2023 and 2022

Net cash provided in operating activities was $54,229 for the fiscal year ended December 31, 2023, a change of $715,970 from net cash used in operating activities of $661,740 for the fiscal year ended December 31, 2022. We incurred net loss of $11,307,239 for the fiscal year ended December 31, 2023, a change of $8,484,920, from net loss of $2,822,319 for the fiscal year ended December 31, 2022. In addition to the change in profitability, the change in net cash used in operating activities was the result of several factors, including:

●	We recorded bad debt expense of $1,247,907 in the fiscal year ended December 31, 2023 as compared to $753,447 in the fiscal year ended December 31, 2022 as we failed all the collection efforts for certain historical customers and the collectability of the outstanding balances of these customers became remote.

●	We had loss from disposal of property and equipment of $1,719,442 in the fiscal year ended December 31, 2023 as compared to $nil in the prior year. In the fiscal year ended December 31, 2023, we had disposed a series of fixed assets in Beijing including one of our office which had carrying of $1,429,019 as of the disposal date and recognized significant losses from such disposal.

●	We had impairment loss of goodwill of $5,617,865 and impairment loss of $536,206 for intangible assets for the year ended December 31, 2023 as compared to $nil and $nil in the fiscal year ended December 31, 2022. Due to significantly lower than expected operating results of West Angel, we performed impairment assessment of goodwill and intangible assets acquired as part of our acquisition of West Angel and concluded both the goodwill and intangible assets were fully impaired in 2023.

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

Investing activities

For the fiscal year ended December 31, 2023, we had net cash used in investing activities of $3,754,655 which was primarily attributable to purchase of properties and equipment of $839,736, investments of $6,317,257 in certain short-term investments, and loans of $833,226 made to third parties. The cash used in investing activities is partially offset by proceeds of $1,592,844 from redemption of short-term investments, collection of loans of $2,390,776 from third parties and collection of loans from related parties of $220,310.

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

Financing activities

For  the fiscal year ended December 31, 2023, we had no cash provided by or used in financing activities.

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

Our research and development expenses were $ 514,411, $411,524 and $758,878 for the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

We are continued to commit to work on the development and maintenance in our platform and database as we intend to provide professionals and consumers with Internet-based access to our courses and education software and enhance the consumer experience.

For more information, see “Item 4.B. Business Overview – Research and Development (“R&D”)” and ” – Intellectual Property.”

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

E. Critical Accounting Estimates

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

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. Out of our significant accounting policies, which are described in Note 2 – Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including revenue recognition.

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

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Footnote 2  of our audited consolidated financial statements included elsewhere in this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Nanxi Creative Center, Suite 216, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

Name	Age	Position
Weiguang Yang	41	President, Chief Executive Officer, and Chairman of the Board
Pei Xu	41	Chief Financial Officer, Secretary, and Director
Xuejun Chen	44	Chief Medical Officer
Baoqian Tian	39	Chief Sales Officer
Shuang Wu	40	Chief Operating Officer
John C. General (1)(4)	61	Independent director
Kevin Dean Vassily (2)	57	Independent director
Dan Li (3)	47	Independent director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

Weiguang Yang is the founder of Zhongchao Inc. and Zhongchao Shanghai. He has served as our general manager Zhongchao Shanghai since August 2012. From January 2021 and September 2023, Mr. Yang served as the co-chief executive officer and director of TradeUp Acquisition Corp. (NASDAQ: UPTD), a special purpose acquisition corporation. From June 2013 to June 2016, Mr. Yang served as the first Chinese board member on the Global Alliance for Medical Education (GAME), a non-for-profit organization dedicated to the advancement of innovation in medical education throughout the world. From October 2015 to July 2012, Mr. Yang was the general manager at Medwork, a continuing medical education company. Mr. Yang obtained a bachelor degree in Clinical Medicine Science (traumatic surgery) from Gannan Medical University in 2005. Mr. Yang attended the master course of Social Medicine and Health Management as continuing education from 2006 to 2008 in Capital Medical University of China. From 2010 to 2012, Mr. Yang took part in the master course of Integrated Marketing Communication in Tsinghua University.

Pei Xu is the CFO of Zhongchao Inc. and Zhongchao Shanghai. She has been serving as our CFO of Zhongchao Shanghai since January 2016. Since September 2023, Ms. Xu has served as the director of Estrella Immunopharma, Inc. (formerly, TradeUp Acquisition Corp. prior to the completion of its business combination), a preclinical-stage biopharmaceutical company. From September 2013 to January 2016, Ms. Xu served as the financial director of Zhongchao Shanghai. From September 2008 to August 2013, Ms. Xu worked for Otsuka (China) Investment Co., Ltd. as a financial director. Ms. Xu holds a bachelor degree in finance from Jiangxi University of Finance and Economics.

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

John C. General is an independent director of the Company. Mr. General serves as the Vice President of Revenue Accounting for Moody’s Corporation where he is responsible for the technical analysis of transactions and the assurance of the proper recognition and recording of transactions relating to revenue recognition. He served as an advisor to Workday and Google regarding revenue recognition for complex contract arrangements. He served as Senior Manager of Global Revenue Assurance for Avaya, responsible for the appropriate recognition of revenue under current accounting standards, and review of transactions for audit purposes from April 2013 to June 2020. He served as a manager of financial operations for Bed Bath & Beyond, Value Services Inc., responsible for the controllership and compliance reporting for the Company’s gift card business for all retail concepts from July 2010 to April 2013. He served as a director in the department of SOX Implementation for Virgin Mobile, responsible for ensuring SOX compliance from July 2004 to March 2009. From September 1986 to December 2003, he served in various positions at AT&T Corp., where he last served as a Financial Director responsible for revenue assurance and billing operations. He holds a license as a Certified Public Accountant, a certificate in Senior Executive Education from Columbia University, an MBA in Finance from Rutgers University, and bachelor’s degrees in both economics and accounting from Fairleigh Dickinson University.

Kevin Dean Vassily is an independent director of the Company. Since March 28, 2024, Mr. Vassily has served as an independent director of Tungray Technologies Inc (NASDAQ: TRSG), an engineer-to-order company that provides customized industrial manufacturing solutions to Original Equipment Manufactures in semiconductors, printers, electronics, and home appliances industries. Mr. Vassily also serves as an independent director for three special purpose acquisition companies listing on Nasdaq, including (i) Denali Capital Acquisition Corp. (NASDAQ: DECA) since April 2022, (ii) Feutune Light Acquisition Corp. (NASDAQ: FLV) since June 2022, and (iii) Aimfinity Investment Corp. I (NASDAQ: AIMA) since March 2023. In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (NASDAQ: IPW), a leading online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, a financial analytics company focused on the Asset Management industry. He serves as an advisor at Go Capture, responsible to provide strategic, business development, and product development advisory work for emerging “Data as a Service” platform from July 2018 to present. He also serves as an advisor at Prometheus Fund, responsible to provide strategic, due diligence, and opportunity sourcing for Shanghai based merchant bank/PE firm focused on the “green” economy from July 2018 to present. Mr. Vassily served as an associate director of research at Keybanc Capital Markets, responsible for the KeyBanc Data Insights initiative and co-managed the Technology Research vertical from January 2015 to June 2018. From December 2010 to December 2014, he served as the director of research at Pacific Epoch, responsible for a complete overhaul of product and a complete business model restart post acquisition focusing on a “data-first” offering. From May 2007 to December 2010, he served as Asia technology business development/senior analyst at Pacific Crest Securities, responsible for establishing firm’s presence and relevance covering Asia Technology. From June 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, responsible for research in semiconductor and related technologies. From January 2001 to May 2003, he served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners, responsible for publishing research and maintaining financial models on each of the companies under coverage. He holds a bachelor degree in liberal arts from Denison University and a master degree in business administration from the Tuck School of Business at Dartmouth College.

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

B. Compensation

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended 2023.

Name/principal position	Salary	Equity Compensation	All Other Compensation	Total Paid
Weiguang Yang/ CEO(1)	$123,945	$-	$-	$123,945

Pei Xu / CFO(2)	$45,634	$-	-	$45,634

Xuejun Chen / Chief Medical Officer(3)	$102,211	$-	$-	$102,211

Baoqian Tian / Chief Sales Officer(4)	$91,642	$-	$-	$91,642

Shuang Wu / Chief Operating Officer(5)	$32,113	$-	$-	$32,113

(1)	Appointed Chairman and CEO effective as of August 2019.

(2)	Appointed CFO effective as of August 2019

(3)	Appointed Chief Medical Officer effective as of August 2019.

(4)	Appointed Chief Sales Officer effective as of August 2019.

(5)	Appointed Chief Operating Officer effective as of August 2019.

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

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors will not receive any additional remuneration for serving as directors of the Company other than their remuneration as employees of the Company. Each of the non-employee directors is entitled to receive annual cash compensation in the amount of $24,000, payable quarterly, and stock option to purchase certain amount of Class A Ordinary Shares under Company’s 2019 Equity Incentive Plan. On October 10, 2023, we compensated each of three independent directors, John C. General, Kevin Dean Vassily, and Dan Li, 600 Class A Ordinary Shares (giving effective to the 1-for-10 2024 Share Consolidation) for their services provided to the Company as members of the Board and the Board’s committees.

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

Number of Class A Ordinary Shares.

The number of Class A Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Class A Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 9,7088 Class A Ordinary Shares and (ii) on each January 1, starting with January 1, 2020 until December 31, 2025, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Class A Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Class A Ordinary Shares as may be determined by the Committee, subject in all cases to adjustment as provided in. If an Award (or any portion thereof) terminates, expires or lapses or is cancelled for any reason, any Class A Ordinary Shares subject to the Award (or such portion thereof) shall again be available for the grant of an Award pursuant to the Plan (unless the Plan has terminated). If any Award (in whole or in part) is settled in cash or other property in lieu of Class A Ordinary Shares, then the number of Class A Ordinary Shares subject to such Award (or such part) shall again be available for grant pursuant to the Plan. Class A Ordinary Shares that have actually been issued under the Plan, pursuant to Awards under the Plan shall not be returned to the Plan and shall not cause the number of Class A Ordinary Shares available to be subject to Awards under the Plan to be increased. Subject to any required action by the shareholders of the Company, the number of Class A Ordinary Shares covered by each outstanding Award, the number of Class A Ordinary Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, and the number of Class A Ordinary Shares subject to grant as Incentive Stock Options, as well as the price per Class A Ordinary Shares covered by each such outstanding Award and any other affected terms of such Awards, shall be proportionally and equitably adjusted for any increase or decrease in the number of issued Class A Ordinary Shares resulting from a subdivision or consolidation, share dividend, amalgamation, spin-off, arrangement or consolidation, combination or reclassification of Class A Ordinary Shares. Except as the board of director or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

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

Board Diversity Matrix (As of April 30, 2024)
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

D. Employees

As of the date of this Annual Report, we had a total of 142 full-time employees, of which 7 are in research and development, 29 are in sales and marketing, 88 are in technical and customer services, and 18 are in general administration.

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

In March 2022, in consideration of the business promotion purpose and the uncertainty of the COVID-19 development and governmental restrictions in connection with the COVID-19, we leased a residential apartment for an employee in Chongqing for a two-year term  payable quarterly for a total of $892 (RMB 6,000) each rent payment. In March 2023, for the continuing business promotion purpose, we renewed the lease for the residential apartment for this employee in Chongqing, for another one-year term payable monthly for a total of $339 (RMB2,400) each rent payment.  In January 2023, to support patient management projects, we purchased a residential apartment in Tangshan, Hebei Providence for local contractors for a total purchase price of approximately $0.2 million. In September 2023, we purchased a residential apartment in Manhattan, New York for the purpose of supporting future business expansion to the U.S. for a total purchase price of approximately $0.83 million.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

E. Share Ownership

See Item 7 below.

F. Disclosure of Action to Recover Erroneously Awarded Compensation.

Not applicable.

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

The percentage of beneficial ownership owned is based on 2,054,943 Class A Ordinary Shares (including 135,007 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, see “Our Corporate History and Structure” on page 49) and 549,772 Class B Ordinary Shares outstanding as of the date of this Annual Report.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power	Shares	Power*
Directors, Named Executive Officers, and 5% Beneficial Owner
Weiguang Yang(1)(9)	-	-	549,772	96.54%
Pei Xu (2) (10)	29,292	*	-	-
Xuejun Chen (3) (10)	59,099	*	-	-
Baoqian Tian (4) (10)	17,138	*	-	-
Shuang Wu (5) (10)	55,887	*	-	-
John C. General (6)	2,400	*
Dan Li (7)	2,400	*
Kevin Dean Vassily (8)	2,400	*
More Healthy Holdings Limited (9)	-		549,772	96.54%
Worthy Health Limited Partnership (10)	256,954	*	-	-
All directors and executive officers as a group (8 persons)	168,616	*	549,772	96.54%

*	Represents less than 1%.

●	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 100 votes.

●	Unless otherwise indicated, the business address of each of the individuals is Zhongchao, Nanxi Creative Center, Suite 216, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

(1)	Mr. Weiguang Yang is the Chairman, Chief Executive Officer, and President of Zhongchao. Mr. Yang holds the shares through his control of More Healthy Holdings Limited.

(2)	Ms. Pei Xu is the Chief Financial Officer of Zhongchao.

(3)	Mr. Xuejun Chen is the Chief Medical Officer of Zhongchao.

(4)	Mr. Baoqian Tian is the Chief Sales Officer of Zhongchao.

(5)	Ms. Shuang Wu is the Chief Operating Officer of Zhongchao.

(6)	Mr. John C. General is the independent director, chair of the Audit Committee, and Audit Committee financial expert of Zhongchao.

(7)	Ms. Dan Li is the independent director and the chair of the Nominating Committee of Zhongchao.

(8)	Ms. Kevin Dean Vassily is the independent director and the chair of the Compensation Committee of Zhongchao.

(9)	More Healthy Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands (“More Healthy”). The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang.

(10)	Worthy Health Limited Partnership is a limited partnership incorporated under the laws of British Virgin Islands (“Worthy Health”), the general partner of which is More Successful Group Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“More Successful”), which is controlled by Pei Xu who acts as the sole director of More Successful. The general partner exercises the voting rights with respect to the shares held by Worthy Health. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in Worthy Health. As limited partners, Pei Xu, Xuejun Chen, Baoqian Tian, and Shuang Wu respectively own 11.4%, 23%, 6.67%, and 21.75% partnership interests of Worthy Health. The principal office address of Worthy Health is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

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

B. Related Party Transactions

Name	Relationship with the Company
Yang Weiguang	Chairman of the Board, Chief Executive Officer
Beijing Ougaini Trading Co., Ltd (“Beijing Ougaini”)	Controlled by an immediate family member of Mr. Yang Weiguang

(1)	Purchase from a related party

	For the Years Ended December 31,
	2023	2022	2021
Beijing Ougaini	$112,980	$19,696	$-

During the year ended December 31, 2022, the Company prepaid $112,980 to Beijing Ourgaini for purchase of products for employee welfare and marketing promotion. The Company has received the purchased on January 2023.

(2)	Balances with related parties

As of December 31, 2023 and 2022, the balances with related parties were as follows:

	December 31, 2023	December 31, 2022
Prepayments
Beijing Ougaini	$-	$115,989

Due from related parties
Yang Weiguang (i)	-	226,178
	$-	$226,178

(i)	As of December 31, 2022, the Company had a balance of $226,178 due from Mr. Yang Weiguang. The balance was comprised of the following:

-	A balance of $144,986 arising from transfer of 6.67% equity interest of Shanghai Zhongxin to four former shareholders of West Angel, who paid consideration to Mr. Yang. (Note 4)

-	A balance of $81,192 as tuition paid on behalf of to Mr. Yang.

In 2023, Mr. Yang has repaid the above outstanding balances to the Company.

In each year of 2023, 2022 and 2021, we compensated each of three independent directors, John C. General, Kevin Dean Vassily, and Dan Li, 600 Class A Ordinary Shares for their services provided to the Company as members of the Board and the Board’s committees. During the year ended December 31, 2022, the Company made short term interest-free loans to three unaffiliated third parties in the aggregated amount of approximately $1.03 million and Mr. Weiguang Yang provides irrevocable guarantee over such outstanding loans. The Company received the full payment of the loans during the year ended December 31, 2023.

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

Legal Proceedings

As previously disclosed, Ms. Lirong Yang, the sister of Mr. Weiguang Yang filed a civil complaint on April 18, 2022, against a third-party individual for unauthorized occupation of a property located in the Tongzhou District, Beijing in the Tongzhou Court. Shanghai Maidemu was considered as a beneficiary of the complaint as it was the ultimate owner/beneficiary of the property pursuant to a certain real estate entrust agreement between Shanghai Maidemu and Ms. Yang; and the property was purchased during a public judicial auction in May 2021 to be used as a Beijing office for Shanghai Maidemu. On October 18, 2022, pursuant to a real estate purchase agreement, Ms. Lirong Yang sold such property to a third-party individual.   As a result, on December 12, 2022, Ms. Lirong Yang filed a request for withdrawal of the compliant. As a result, the compliant was withdrawn by Tongzhou Court on the same day.

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

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on NASDAQ Capital Market under the symbol ZCMD.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 99.1 to the Current Report on Form 6-K filed on February 29, 2024 and are hereby incorporated by reference into this Annual Report.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Exhibit 8.1—List of Subsidiaries and VIE of the Registrant.”

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

The functional currency for our Chinese subsidiaries and VIEs is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 5.0%   in fiscal year 2023 , depreciated by 8.2% in fiscal year 2022, and depreciated by 2.5% in fiscal year 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2023, the Company held cash and cash equivalents of $7,548,694 and certificate of deposits of $5,241,677 included in short-term investment, among which were $5,951,558 cash deposits and certificate of deposits was deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $70,424). The Company also had cash equivalent of $4,740,686 that was invested in highly liquid investments with original maturities of three months or less in financial instructions located in Mainland China that was not insured by the aforementioned deposit insurance. The Company held cash of $254,876 deposited in the financial institutions in the United States, and each bank account is insured with the maximum limit of $250,000 by Federal Deposit Insurance Corporation (“FDIC”) insurance. In addition, the Company maintains certain bank accounts in Japan with cash balance of $1,453,590 which is fully insured by the Deposit Insurance Corporation of Japan (“DICJ”). The Company also had cash of $389,661 that was deposited at certain investment accounts with financial institution located in Hong Kong. These cash deposits are not insured by FDIC insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

Accounts receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of our customers’ creditworthiness and our ongoing monitoring of outstanding balances. Other receivables include working capital support provided to major suppliers, which are also typically unsecured. We also make advances to certain suppliers to ensure the stable supply of key raw materials. We perform ongoing credit evaluations of our key suppliers to help reduce credit risk.

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

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 4.A. History and Development of the Company” and “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2023 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In  connection with the audit of our financial statements for the years ended December 31, 2023, we identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2023. The material weakness identified was the lack of dedicated resources to take responsibility for the finance and accounting functions and for the preparation of financial statements in compliance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023.  The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2023, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Prager Metis CPAs, LLC and Marcum Asia CPAs LLP for the years ended December 31, 2023 and 2022, respectively:

	December 31, 2023(1)	December 31, 2022
	USD	USD
Audit Fees(1)	$375,000	$430,000
Audit Related Fees	-	-
Predecessor auditor(1)	35,000	100,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$410,000	$530,000

(1)	Upon the approval of the audit committee of the board of directors of the Company and the board of directors of the Company, the Company appointed Prager Metis CPAs, LLC as the independent registered public accounting firm. Prager Metis CPAs, LLC replaced Marcum Asia CPAs LLP (“MarcumAsia” formerly known as “Marcum Bernstein & Pinchuk LLP”), the former independent registered public accounting firm of the Company, which the Company dismissed effective as of September 27, 2022. For the years ended December 31, 2023 and 2022, the Company paid fees to MarcumAsia of $35,000 and $100,000, respectively. For the years ended December 31, 2023 and 2022, the Company paid audit fees to Prager Metis CPAs LLP of $375,000 and 430,000, respectively.

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

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

The PRC operating entities have established policies and processes for assessing, identifying, and managing material risks from cybersecurity threats and have integrated these processes into their overall risk management systems and processes. The PRC operating entities routinely assess material risks from cybersecurity threats that may result in adverse effects on the confidentiality, integrity, or availability of their information systems or any information residing therein.

The PRC operating entities conduct quarterly and monthly risk assessments to identify cybersecurity threats. These risk assessments are conducted by the IT operation and maintenance (“ITOM”) team and information security (“InfoSec”) team of the PRC operating entities, collectively. The PRC operating entities’ server was provided by Alibaba Cloud’s Elastic Compute Service (ECS) located in China. The PRC operating entities purchased and utilized add-on ser-vices and tools provided by Alibaba Cloud to conduct risk assessments. The quarterly risk assessments are conducted through in-depth inspections of servers, operating systems, databases and applications, protection equipment rules configuration and routing policy verification, review and analysis of existing policies and analysis of inspected vulnerabilities to identify reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. The monthly risk assessments are conducted primarily through server inspection and vulnerability scanning for identification of existing or potential technic risks.

In the event of a material change in the business of the PRC operating entities or a new project to be launched, the PRC operating entities also conduct risk assessments accordingly. In the event of a cybersecurity incident occurred to the PRC operating entities, employees are required to re-port to the InfoSec team immediately and records the details of the event pursuant to the Cyber-security Policies and Rules as described below. The InfoSec team will follow the guidance and procedures to take remedial actions accordingly and conduct risk assessments for such particular incident afterwards.

Following these risk assessments, the PRC operating entities will upgrade, implement, and maintain reasonable safeguards to address identified risks, reasonably address any identified gaps in existing safeguards, and regularly monitor the effectiveness of our safeguards. During the fiscal year 2023, the PRC operating entities identified certain risks through their risk assessments in connection with the network access control strategies, detection of high-risk ports, securities vulnerability of host operating systems and application software and configuration weaknesses of operating systems and application software. To address these risks, the PRC operating entities installed cloud firewall to conduct real-time access and invasion risks control through network intrusion preventions, full traffic visualized analysis, access control, traceability analysis and other functions. The PRC operating entities also subscribed Cloud Security Center services provided by Alibaba Cloud, which conducts automated threat detection, response and traceability with anti-ransomware, vulnerability scanning and repair, anti-virus, anti-tampering, compliance check and other functions. The PRC operating entities also optimized security configuration of ECS. We believe that these risks did not have a material impact to the results of operations or financial condition of the Company or the PRC operating entities.

Zhongchao Shanghai has obtained the ISO 27001 certificate, an international standard to manage information security, and established and maintained a comprehensive security management system in reference to ISO 27001. The PRC operating entities have implemented a series measures to provide safeguards, including but not limited to, information security management, access control, authentication requirements, data backup and recovery function. The PRC operating entities have designated a Security and Information Officer, with the support of the ITOM team and InfoSec team, to manage the risk assessment and mitigation process.

The PRC operating entities regularly review and analyze cybersecurity and data security policies, practices and security measures of third-party service providers with respect to their ability to implement and maintain appropriate security measures in connection with their work with us. In the event of any failure to comply with the PRC operating entities’ security requirements or material violations, the PRC operating entities will require the service providers to make rectifications timely or terminate the agreements. As of the date of this Annual Report, no such failure or mate-rial violations by third-party service providers have occurred.

As part of the overall risk management strategies, the PRC operating entities also conduct cyber-security trainings for their employees.

During the fiscal year ended December 31, 2023 and to the date of this Annual Report, neither we or the PRC operating entities have experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us or the PRC operating entities, business strategy, results of operations or financial condition. For additional information regarding whether any risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this Annual Report on Form 10-K.

Governance

Our Chief Executive Officer and Chief Financial Officer will annually present to the Audit Committee and the Board of Directors about the Company’s and the PRC operating entities’ cybersecurity related risk assessments and management, including but not limited to, relevant internal rules and policies, assessment of potential cybersecurity threats or risks, improvements and prevention measures. In the event that the management discovers that a material cybersecurity incident occurs, the Chief Executive Officer and/or the Chief Financial Officer will timely report such incident to the Audit Committee and the Board of Directors, with respect to material aspects, including but not limited to, the nature, scope, timing, the remedial measures and risk mitigation processes taken by the Company and the PRC operating entitles, material impact to the Company and the PRC operating entities, and any prevention measures or improvements to be implemented. Our Audit Committee is responsible to discuss guidelines and policies governing the process in connection with the assessment and management of the Company’s exposure to risks. Our Board of Directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our Company and the PRC operating entities, and the relevant disclosure issues, if any, presented by our Chief Executive Officer, Chief Financial Officer, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our Chief Executive Officer and Chief Financial Officer.

The PRC operating entities have adopted the Data Classification and Grading Rules for the purposes to achieve efficient data management and ensure the integrity, confidentiality and availability of data. The Information and Security Officer, together with the InfoSec team, is responsible for the maintenance, amendment, and the interpretation of the Data Classification and Grading Rules and the review and identification of classification and grading of data. The head of each department is responsible for the management of data classification and grading within the department. InfoSec team will annually review the implementation of data classification and grading among the different departments.

The PRC operating entities have also adopted the Cybersecurity Incident Response Policies and Rules (the “Cybersecurity Policies and Rules”), which regulates the discovery, reporting, response, recovery and prevention of cybersecurity incidents. The Cybersecurity Policies and Rules provides the guidance and procedures for various information security/data breach scenarios, including but not limited to, incident discovery and initial response, internal reporting, emergency response team establishment, event classification and priority determination, investigation and implementation of containment measures, repair and recovery, incident reporting and post-incident analysis and improvement, and regular internal training. The Cybersecurity Policies and Rules applies to cybersecurity incidents that occur among all the departments, employees and third-party service providers of Zhongchao Shanghai that use the company’s network, systems and data.

The Information and Security Officer are primarily responsible for building strategies of the IT infrastructures (including security matters), software and hardware management, security training and security monitoring of online operations, including those described in “Risk Management and Strategy” above. The Information and Security Officer has over 10-year working experience in risk management, information technology and cybersecurity with a bachelor degree in Computer Science and Technology.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhongchao Inc., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1*	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the identically named exhibit filed with the Current Report on 6-K filed with the Securities and Exchange Commission on February 29, 2024)
2.1*	Specimen Class A Ordinary Share Certificate (incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019)
2.2	Form of Underwriter Warrant (incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on January 10, 2020)
2.3	Description of Securities
4.1*	Employment Agreement between Zhongchao Inc. and Weiguang Yang dated as of August 7, 2019
4.2*	Employment Agreement between Zhongchao Inc. and Pei Xu dated as of August 7, 2019
4.3*	Employment Agreement between Zhongchao Inc. and Xuejun Chen dated as of August 7, 2019
4.4*	Employment Agreement between Zhongchao Inc. and Baoqian Tian dated as of August 7, 2019
4.5*	Employment Agreement between Zhongchao Inc. and Shuang Wu dated as of August 7, 2019
4.6*	Director Offer Letter between Zhongchao Inc. and Weiguang Yang dated as of November 17, 2019
4.7*	Director Offer Letter between Zhongchao Inc. and Pei Xu dated as of November 17, 2019
4.8*	Independent Director Offer Letter between Zhongchao Inc. and John C. General dated as of November 17, 2019
4.9*	Independent Director Offer Letter between Zhongchao Inc. and Kevin Dean Vassily dated as of November 17, 2019
4.10*	Independent Director Offer Letter between Zhongchao Inc. and Dan Li dated as of November 17, 2019
4.11*	Warrant to Purchase Class A Ordinary Shares between Zhongchao Inc. and HF Capital Management Delta, Inc. dated as of August 1, 2019
4.12	Sales Agreement by and between the Zhongchao Inc. and US Tiger Securities, Inc., as the sales agent dated as of December 17, 2021. (incorporated by reference to the identically named exhibit filed with Form 6-K filed with the Securities and Exchange Commission on December 17, 2021)
8.1	List of Subsidiaries and VIE of the Registrant
11.1**	Code of Conduct and Ethics
11.2	Insider Trading Policies (incorporated by reference to the identically named exhibit filed with the Annual Report on 20-F filed with the Securities and Exchange Commission on May 11, 2023.)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Prager Metis CPAs, LLC
15.2	Consent of Marcum Asia CPAs LLP
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019

**	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 30, 2024

ZHONGCHAO INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Zhongchao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhongchao Inc. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for the years ended December 31, 2023 and 2022, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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
April 30, 2024
PCAOB ID Number 273

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Zhongchao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in equity and cash flows of Zhongchao Inc. (the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retroactively apply the effects of the share consolidation described in Note 17, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2019 to 2022

New York, NY
May 6, 2022

ZHONGCHAO INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$7,548,694	$11,520,453
Short-term investments	5,897,809	518,416
Accounts receivable	2,552,738	6,772,988
Inventories	592,382	189,106
Prepayments	1,386,307	1,027,989
Prepayments – related party	-	115,989
Loans receivable	281,694	1,840,000
Due from a related party	-	226,179
Other current assets	451,422	493,040
Total Current Assets	18,711,046	22,704,160

Investment in equity method investees	1,145,404	1,179,300
Investment in an equity security	165,871	84,606
Goodwill	-	5,767,504
Property and equipment, net	3,222,252	3,890,947
Deposit for property	-	239,481
Prepayments for lease of land	-	304,787
Intangible assets, net	17,539	912,054
Right of use assets	796,653	1,666,777
Deferred tax assets	357,878	1,864,729
Total Assets	$24,416,643	$38,614,345

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$683,937	$140,834
Advances from customers	838,838	395,263
Income tax payable	6,734	2,292,765
Operating lease liabilities, current portion	236,294	480,633
Accrued expenses and other liabilities	912,558	855,540
Total Current Liabilities	2,678,361	4,165,035

Operating lease liabilities, noncurrent portion	571,862	1,221,845
Deferred tax liabilities	128,250	208,200
Total Liabilities	3,378,473	5,595,080

Commitments and Contingencies

Equity
Class A Ordinary Share (par value $0.001 per share, 450,000,000 shares authorized; 2,054,943 and 2,053,143 shares issued and outstanding at December 31, 2023 and 2022, respectively)*	2,056	2,054
Class B Ordinary Share (par value $0.001 per share, 50,000,000 shares authorized; 549,772 and 549,772 shares issued and outstanding at December 31, 2023 and 2022, respectively)*	550	550
Additional paid-in capital	25,133,933	24,998,388
Statutory reserve	1,371,168	1,315,017
Retained earnings	(7,268,025)	4,124,037
Accumulated other comprehensive (loss) income	(1,232,901)	(511,824)
Total Zhongchao Inc. Shareholders’ Equity	18,006,781	29,928,222

Non-controlling interests	3,031,389	3,091,043
Total Equity	21,038,170	33,019,265

Total Liabilities and Equity	$24,416,643	$38,614,345

*:	Retrospectively restated for the effect of share consolidation (see Note 17)

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2023	2022	2021
Revenues
Service	$10,406,734	$12,935,420	$16,296,770
Product	9,027,211	1,216,096	-
Total revenues	19,433,945	14,151,516	16,296,770
Cost of revenues
Service	(5,162,425)	(7,166,871)	(6,857,944)
Product	(5,759,328)	(627,981)	-
Total cost of revenues	(10,921,753)	(7,794,852)	(6,857,944)
Gross Profit	8,512,192	6,356,664	9,438,826

Operating Expenses
Selling and marketing expenses	(6,710,757)	(2,099,968)	(3,137,316)
General and administrative expenses	(6,697,309)	(6,799,634)	(5,863,373)
Research and development expenses	(514,411)	(411,524)	(758,878)
Loss from disposal of property and equipment	(1,719,442)	-	-
Impairment of goodwill	(5,617,865)	-	-
Impairment of intangible assets	(536,206)	-	-
Total Operating Expenses	(21,795,990)	(9,311,126)	(9,759,567)

Loss from Operations	(13,283,798)	(2,954,462)	(320,741)

Interest income, net	237,054	142,014	175,987
Other income, net	1,069,745	262,442	34,001
Loss Before Income Taxes	(11,976,999)	(2,550,006)	(110,753)

Income tax benefits (expenses)	669,760	(272,313)	349,418

Net (Loss) Income	(11,307,239)	(2,822,319)	238,665

Net loss attributable to noncontrolling interests	(28,672)	(118,572)	-

Net (Loss) Income Attributable to Zhongchao Inc.’s Shareholders	$(11,335,911)	$(2,940,891)	$238,665

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(809,403)	(1,715,262)	281,793
Comprehensive (Loss) Income	(12,116,642)	(4,537,581)	520,458

Total comprehensive loss (income) attributable to noncontrolling interests	59,654	(112,139)	-
Total Comprehensive (Loss) Income Attributable to Zhongchao Inc.’s Shareholders	$(12,056,988)	$(4,649,722)	$520,458

Weighted Average Number of Ordinary Share Outstanding*
Basic and Diluted	2,603,354	2,599,776	2,493,851

(Loss) Earnings per Share
Basic and Diluted	$(4.354)	$(1.131)	$0.096

*:	Retrospectively restated for the effect of share consolidation (see Note 17)

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary share				Additional			Accumulated other comprehensive	Non-
	Class A		Class B		paid-in	Statutory	Retained	(loss)	controlling	Total
	Shares*	Amount	Shares*	Amount	capital	Reserve	earning	income	interest	equity
Balance as of December 31, 2020	1,943,543	$1,944	549,772	$550	$22,775,154	$801,502	$7,339,778	$915,213	$-	$31,834,141
Issuance of restricted Class A Ordinary Shares to non-executive directors	1,800	2	-	-	(2)	-	-	-	-	-
Share-based compensation expenses	-	-	-	-	211,823	-	-	-	-	211,823
Net income	-	-	-	-	-	-	238,665	-	-	238,665
Appropriation of statutory reserve	-	-	-	-	-	397,552	(397,552)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	281,793	-	281,793
Balance as of December 31, 2021	1,945,343	$1,946	549,772	$550	$22,986,975	$1,199,054	$7,180,891	$1,197,006	$-	$32,566,422
Issuance of Class A Ordinary Shares in connection with public offering	106,000	106	-	-	1,850,638	-	-	-	-	1,850,744
Share-based compensation expenses	1,800	2	-	-	160,775	-	-	-	-	160,777
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	2,978,903	2,978,903
Net (loss) income	-	-	-	-	-	-	(2,940,891)	-	118,572	(2,822,319)
Appropriation of statutory reserve	-	-	-	-	-	115,963	(115,963)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(1,708,830)	(6,432)	(1,715,262)
Balance as of December 31, 2022	2,053,143	$2,054	549,772	$550	$24,998,388	$1,315,017	$4,124,037	$(511,824)	$3,091,043	$33,019,265
Share-based compensation expenses	1,800	2	-	-	135,545	-	-	-	-	135,547
Net (loss) income	-	-	-	-	-	-	(11,335,911)	-	28,672	(11,307,239)
Appropriation of statutory reserve	-	-	-	-	-	56,151	(56,151)	-	-	-
Foreign currency translation adjustments	-	-	-	-				(721,077)	(88,326)	(809,403)
Balance as of December 31, 2023	2,054,943	$2,056	549,772	$550	$25,133,933	$1,371,168	$(7,268,025)	$(1,232,901)	$3,031,389	$21,038,170

*:	Retrospectively restated for the effect of share consolidation (see Note 17)

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2023	2022	2021
Cash Flows from Operating Activities:
Net (loss) income	$(11,307,239)	$(2,822,319)	$238,665
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Bad debt expense	1,247,907	753,447	1,449,827
Depreciation and amortization expenses	518,493	383,286	341,608
Net loss (gain) from disposal of property and equipment	1,688,078	(96,921)	-
Impairment of goodwill	5,617,865	-	-
Impairment of intangible assets	536,206	-	-
Amortization of right of use assets	405,121	347,025	361,369
Share-based compensation expenses	135,547	160,777	211,823
Deferred tax expenses (benefits)	(739,227)	134,125	(1,346,616)
Changes in fair value of short-term investments	(654,980)	240,489	58,403
(Upward) Downward adjustments in investments in an equity security	(81,265)	65,394	-
Equity investment loss	229	80	13,758
Changes in operating assets and liabilities:
Accounts receivable	2,789,772	1,076,292	(104,230)
Prepayments	(388,706)	(659,496)	171,144
Prepayments – related party	112,980	(118,888)	-
Inventories	(409,771)	(193,833)	-
Other current assets	27,685	66,148	1,302,009
Accounts payable	548,591	103,825	(375,144)
Advances from customers	456,078	369,249	496
Income tax payable	(102,326)	3,557	905,733
Accrued expenses and other liabilities	81,554	(167,585)	(4,430)
Lease liabilities	(428,363)	(306,392)	(362,567)
Net Cash Provided by (Used in) Operating Activities	54,229	(661,740)	2,861,848

Cash Flows from Investing Activities:
Purchases of property and equipment	(839,736)	(1,615,905)	(1,799,860)
Proceeds from disposal of property and equipment	31,634	1,112,440	-
Payments of deposits for property purchase	-	(245,467)	-
Investments in short-term investments	(6,317,257)	(996,638)	-
Release from short-term investments	1,592,844	533,891	1,678,367
Investment in equity method investees	-	-	(708,129)
Investment in an equity security	-	-	(150,000)
Acquisition of a subsidiary	-	(3,055,432)	-
Proceeds received from (advance to) related parties	220,310	139,694	(387,549)
Loans provided to third parties	(833,226)	(1,032,219)	(3,725,211)
Loans repayment from third parties	2,390,776	1,806,772	1,075,098
Increase of cash in connection with acquisition of subsidiary	-	6,206	-
Net Cash Used in Investing Activities	(3,754,655)	(3,346,658)	(4,017,284)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares in connection with direct offering	-	1,850,744	-
Net Cash Provided by Financing Activities	-	1,850,744	-

Effect of exchange rate changes on cash and cash equivalents	(271,333)	(236,875)	(2,529)

Net decrease in cash and cash equivalents	(3,971,759)	(2,394,529)	(1,157,965)
Cash and cash equivalents at beginning of year	11,520,453	13,914,982	15,072,947
Cash and cash equivalents at end of year	$7,548,694	$11,520,453	$13,914,982

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-	$-
Cash paid for income tax	$114,501	$134,232	$91,464

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$71,726	$1,774,723	$555,639
Decrease in right of use assets and operating lease obligations due to termination / modification of lease	$(579,491)	$-	$-
Due from a third party for disposal of property and equipment	$-	$210,868	$-
Acquisition of property and equipment by settlement of deposits for property and equipment	$233,267	$160,940	$-

The accompanying notes are an integral part of the consolidated financial statements

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Zhongchao Inc. (“Zhongchao Cayman”, or the “Company”) is a holding company incorporated on April 16, 2019, under the laws of the Cayman Islands. The Company commenced operations on August 17, 2012, through its variable interest entity (“VIE”), Zhongchao Medical Technology (Shanghai) Limited (“Zhongchao Shanghai”), a limited liability company established under the laws of the PRC. The Company provides customized medical courses and customized medical training services to pharmaceutical enterprises, and not-for-profit organizations (“NFPs”) including medical associations, medical institutions, medical journals, medical foundations, hospitals and etc. and sales of pharmaceutical products in the PRC.

The consolidated financial statements reflect the activities of Zhongchao Shanghai and each of the following entities:

Name	Background		Ownership
Zhongchao Group Inc. (“Zhongchao BVI”)	●	A BVI company	100% owned by Zhongchao Cayman
	●	Incorporated on April 23, 2019
	●	A holding company
Zhongchao USA LLC (“Zhongchao USA”)	●	A United States company	100% owned by Zhongchao Cayman
	●	Incorporated on 3 September, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Japan (“Zhongchao Japan”)	●	A Japan company	100% owned by Zhongchao USA since December 2021. Before December 2021, 10% owned by Zhongchao USA and 90% owned by Mr. Weiguang Yang
	●	Incorporated on 1 October, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Group Limited (“Zhongchao HK”)	●	A Hong Kong company	100% owned by Zhongchao BVI
	●	Incorporated on May 14, 2019
	●	A holding company
Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”)	●	A PRC company and deemed a wholly foreign owned enterprise	100% owned by Zhongchao HK
	●	Incorporated on May 29, 2019
	●	A holding company
Zhongchao Shanghai	●	A PRC limited liability company	VIE of Beijing Zhongchao Zhongxing Technology Limited
	●	Incorporated on August 17, 2012
	●	Engaged in technology development, technology transfer, and technical services in the field of medical technology, technical consulting in the field of network technology, and medical information consulting
	●	The Beijing Branch of Zhongchao Shanghai was discontinued on October 27, 2023
Shanghai Maidemu Cultural Communication Corp. (“Shanghai Maidemu”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on March 12, 2015
	●	Planning for cultural and artistic exchanges, designing, producing, acting for and publishing various kinds of advertisements, and medical consultation (no medical diagnosis and treatment activities allowed).
	●	Dissolved on March 27, 2024

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Zhongchao Inc. (“Zhongchao Cayman”, or the “Company”) is a holding company incorporated on April 16, 2019, under the laws of the Cayman Islands. The Company commenced operations on August 17, 2012, through its variable interest entity (“VIE”), Zhongchao Medical Technology (Shanghai) Limited (“Zhongchao Shanghai”), a limited liability company established under the laws of the PRC. The Company provides customized medical courses and customized medical training services to pharmaceutical enterprises, and not-for-profit organizations (“NFPs”) including medical associations, medical institutions, medical journals, medical foundations, hospitals and etc. and sales of pharmaceutical products in the PRC.

The consolidated financial statements reflect the activities of Zhongchao Shanghai and each of the following entities:

Name	Background		Ownership
Zhongchao Group Inc. (“Zhongchao BVI”)	●	A BVI company	100% owned by Zhongchao Cayman
	●	Incorporated on April 23, 2019
	●	A holding company
Zhongchao USA LLC (“Zhongchao USA”)	●	A United States company	100% owned by Zhongchao Cayman
	●	Incorporated on 3 September, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Japan (“Zhongchao Japan”)	●	A Japan company	100% owned by Zhongchao USA since December 2021. Before December 2021, 10% owned by Zhongchao USA and 90% owned by Mr. Weiguang Yang
	●	Incorporated on 1 October, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Group Limited (“Zhongchao HK”)	●	A Hong Kong company	100% owned by Zhongchao BVI
	●	Incorporated on May 14, 2019
	●	A holding company
Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”)	●	A PRC company and deemed a wholly foreign owned enterprise	100% owned by Zhongchao HK
	●	Incorporated on May 29, 2019
	●	A holding company
Zhongchao Shanghai	●	A PRC limited liability company	VIE of Beijing Zhongchao Zhongxing Technology Limited
	●	Incorporated on August 17, 2012; Beijing Branch of Zhongchao Shanghai was discontinued on October 27, 2023.
	●	Engaged in technology development, technology transfer, and technical services in the field of medical technology, technical consulting in the field of network technology, and medical information consulting
Shanghai Maidemu Cultural Communication Corp. (“Shanghai Maidemu”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on March 12, 2015 and dissolved on March 27, 2024
	●	Planning for cultural and artistic exchanges, designing, producing, acting for and publishing various kinds of advertisements, and medical consultation (no medical diagnosis and treatment activities allowed).

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Shanghai Huijing Information Technology Co., Ltd., (“Shanghai Huijing”)	●	A PRC limited liability company	100% owned by Shanghai Maidemu; subsequently 100% owned by Zhongchao Shanghai in August 2023.
	●	Incorporated on September 28, 2016
	●	Engaged in technology development, transfer, service and consulting in the fields of computer technology, graphic designing, website page designing, planning cultural and artistic exchanges.
Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on May 27, 2017; Beijing branch was discontinued on May 29, 2023.
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Shanghai Zhongxin Medical Technology Co., Ltd (“Shanghai Zhongxin”)	●	A PRC limited liability company	93.33% owned by Shanghai Zhongxun*
	●	Incorporated on October 10, 2018
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”)	●	A PRC limited liability company	70% owned by Zhongchao Shanghai, and 30% owned by Mr. Zhengbo Ma on behalf of Zhongchao Shangha before December 8, 2021, and 30% owned by Shanghai Lingzhong Enterprise Management LLP on behalf of Zhongchao Shanghai after December 8, 2021
	●	Incorporated on April 27, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Hainan Zhongteng Medical Technology Co., Ltd. (“Hainan Zhongteng”)	●	A PRC limited liability company	100% owned by Beijing Boya
	●	Incorporated on July 16, 2021 and dissolved on July 24, 2023.
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Zhixun Internet Hospital (Liaoning) Co., Ltd. (“Liaoning Zhixun”)	●	A PRC limited liability company	100% owned by Beijing Boya
	●	Incorporated on July 6, 2020
	●	Engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consulting services, sales of medical appliances and other medical products.
Shanghai Xinyuan Human Resources Co., Ltd. (“Shanghai Xinyuan”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on January 13, 2021
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Hainan Muxin Medical Technology Co., Ltd. (“Hainan Muxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on July 21, 2021
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Ningxia Zhongxin Internet Hospital Co., Ltd. (“Ningxia Zhongxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on May 18, 2021 and cancelled on September 1, 2022
	●	Engaged in online hospital operation, provide online medical service, online consultation, prescription information services, and medication retails.
Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Chongqing Xinjiang”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxun
	●	Incorporated on January 18, 2022
	●	Engaged in trading of patented drugs
Beijing Yisuizhen Technology Co., Ltd. (“Beijing Yisuizhen”)	●	A PRC limited liability company	100% owned by Hainan Muxin
	●	Incorporated on November 8, 2021
	●	Acquired by the Company on August 31, 2022
	●	Provision of online platform for communication between hospitals and patients
West Angel (Beijing) Health Technology Co., Ltd. (“West Angel”)	●	A PRC limited liability company	60% owned by Beijing Yisuizhen
	●	Incorporated on July 1, 2003
	●	Acquired by the Company on August 31, 2022
	●	Provision of online platform for communication between hospitals and patients
Shanghai Maidemu Health Management Co., Ltd. (“Maidemu Health”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghaiha
	●	Incorporated on August 9, 2023
	●	Engaged in health consultation services

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

On August 15, 2019, Yantai Hanfujingfei Investment Centre (LP) (“Yantai HF”), a 6.25% shareholder of Zhongchao Shanghai, planned to withdraw its equity interest in Zhongchao Shanghai (which is representative of 135,007 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two existing shareholders), and to contribute the same amount of capital to Zhongchao Cayman directly. The Company and HF Capital Management Delta, Inc. (“HF Capital”), the sole member of which was the managing partner of Yantai HF, entered into a certain warrant agreement to purchase ordinary shares of the Company, pursuant to which the Company granted a warrant to HF Capital, who expects to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there are no uncertainties of going through them. The warrant entitled HF Capital to purchase 135,007 Class A Ordinary Shares, representing 5.18% economic beneficial interest, or 1.31% of the voting ownership interest of the Company as of December 31, 2023, from the Company, if the following conditions are met:

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

2)	HF Capital has fully paid the capital contribution to Zhongchao Cayman; and

3)	The Company released the paid-in capital of HF Capital from Zhongchao Shanghai

The practice is solely a result of tax planning from HF Capital. As the warrant does not cause the Company to transfer or receive any assets, or exchange any other financial instruments on potentially favorable or unfavorable terms with shareholder. The warrant does not meet the definition of a financial instrument as defined in ASC 480 Distinguishing Liabilities from Equity. The management believed the agreement between the Company and HF Capital is a commitment rather than a financial instrument. As such, the warrant is not subject to accounting treatment. In addition, the management expected that there is no circumstance under which the 135,007 Class A Ordinary Shares would not be issued, thus the 135,007 underlying Class A Ordinary Shares should be included in the ordinary shares outstanding as of December 31, 2023, 2022 and 2021 and in the calculation of the basic and diluted weighted average ordinary share issued and outstanding for calculating basic and diluted earnings per share.

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

Susbequently, in 2020 through 2023, the VIE and VIE’s subsidiaries established a series of subsidiaries including Beijing Boya, Hainan Zhongteng, Liaoning Zhixun, Shanghai Xinyuan, Hainan Muxin, Ningxia Zhongxin, Chongqing Xinjiang, Beijing Yisuizhen and Maidemu Health to continually expand its operations in different regions and develop new markets. Additionally, with the establishment of Chongqing Xinjiang, started in 2022, the Company started to sell patented drugs.

Class A Ordinary Shares issued and outstanding presented on the financial statements is reconciled with the number of shares legally as follows:

	December 31, 2023	December 31, 2022
Number of Class A Ordinary Shares legally issued and outstanding	1,919,936	1,918,136
Class A Ordinary Shares committed to be issued to HF Capital	135,007	135,007
Number of Class A Ordinary Shares outstanding and issued presented on the financial statements	2,054,943	2,053,143

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

Business combination and non-controlling interests (continued)

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the VIE. For the Company’s consolidated financial statements, non-controlling interests represent minority shareholders’ 6.67% in Zhongxin and a minority shareholder’s 40% in West Angel, respectively, as of December 31, 2023 and 2022.

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

Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2023	December 31, 2022
Balance sheet items, except for equity accounts	7.0999	6.8972

	For the Years Ended December 31,
	2023	2022	2021
Items in the statements of operations and comprehensive (loss) income, and statements of cash flows	7.0809	6.7290	6.4508

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

As of December 31, 2023 and 2022, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, accounts receivable, due from a related party, loans receivable, accounts payable and other payables, which approximate their fair values because of the short-term nature of these instruments. Short-term investments are trading securities with observable market price in active market. They are classified as level 1 investment and are measured at fair value as of December 31, 2023 and 2022.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Short-term investments

Short-term investments comprised of certificate of deposits with original maturities of more than three months but less than one year, certain listed equity securities purchased through various open market transactions. Equity securities not measured by the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive (loss) income, according to ASC 321 “Investments — Equity Securities”. During the years ended December 31, 2023 and 2022, the Company purchased certain listed equity securities and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value in the account of “other income, net”. During the year ended December 31, 2023, the Company also purchased certificate of deposits with original maturities of more than three months but less than one year and recorded interest income.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable and allowance for credit losses

Accounts receivable are recorded at the gross amount less an allowance for credit losses and do not bear interest. In 2016, FASB issued ASU No. 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted ASC 326 and several associated ASUs on January 1, 2023 using modified retrospective approach. The adoption has no material impact to the Company’s consolidated financial statements. The Company provides customers with credit term ranging between one to six months, depending on credit assessment of customers. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, and considers factors such as historical collection trend, creditworthiness, current economic trend as well as other supportable forward-looking factors. Account balances are charged off against the allowance after all means of collection have been exhausted. During the years ended December 31, 2023, 2022 and 2021, the Company accrued provisions for credit losses of $1,247,907, $753,447, and $1,449,827, respectively, among which $1,247,907, $543,315, and $1,449,827 were written off as the Company evaluated it is remote to collect the balance. As of December 31, 2023 and 2022, allowances for credit losses against accounts receivable were $2,197 and $207,269, respectively.

Inventories

Inventories of the Company consist of patented drugs. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the purchase of patented drugs. Cost of inventories is determined using the weighted average cost method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. The Company continually evaluate the recoverability, and inventory provisions are recorded in the consolidated statements of operations and comprehensive (loss) income. As of December 31, 2023, and 2022, the Company did not provide inventory provisions against patented drugs.

Prepayments

Prepayments represent amounts advanced to suppliers for providing services or products to the Company. The suppliers usually require advance payments when the Company orders services or products and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

Investments in equity method investees

In addition to the investment of investees over which the Company exercised significant influences, the Company also accounts for the investment in a limited partnership in which the Company holds more than minor equity interest (3% - 5%) in accordance with ASC 323-30-25 under the equity method of accounting.

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

Investments in equity method investees (continued)

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates, including consideration of the impact of the COVID-19 pandemic; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of was recognized for the years ended December 31, 2023, 2022 and 2021.

Investments in an equity security

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive (loss) income, according to ASC 321 “Investments — Equity Securities”, which the Company adopted beginning January 1, 2021.

As of December 31, 2023 and 2022, the Company had investment in one equity security. The Company elected to record an equity investment in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. NAV is primarily determined based on information provided by financial institution.

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

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is recorded in operating expenses in the consolidated statements of operations and comprehensive (loss) income.

Prepayments for lease of land

Prepayments for lease of land represent prepayments to the lessee for sub-lease of two land use rights. Prepayments for lease of land are carried at cost less accumulated amortization and any impairment loss. Amortization is provided against the cost of lease prepayments on a straight-line basis over the period of the rights, which are 16 years and 32 years, respectively. For the year ended December 31, 2023 and 2022, the Company had impairment loss on the prepayments for lease of land of $285,553 and $nil, respectively.

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

Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2023, 2022 and 2021, the Company recognized impairment losses of long-lived assets of $536,206, $nil and $nil, respectively.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. For the year ended December 31, 2023, 2022 and 2021, the Company recognized impairment loss of goodwill of $5,617,865, $nil, and $nil, respectively.

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

Sales of patented drugs

Starting from the year of 2022, the Company commenced sales of patented drugs to customers. The Company identified one performance obligation in the contracts with customers, and the transaction price is fixed. No sales incentives or return of goods is allowed only if there are quality issues. The Company recognized revenues on sales of patented drugs upon acceptance of goods by customers.

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

For the years ended December 31, 2023, 2022, and 2021, other revenues accounted for 0.1%, 0.3%, and 1.2% of consolidated revenues, respectively.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

	For the Years Ended December 31,
	2023	2022	2021
Medical training and education services	$6,385,735	$6,604,487	$8,754,120
Patient management services in patient-aid projects	3,998,455	6,288,602	7,343,343
Sales of patented drugs	9,027,211	1,216,096	-
Other revenues	22,544	42,331	199,307
Total	$19,433,945	$14,151,516	$16,296,770

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $707,493, $817,345, and $804,730 for the years ended December 31, 2023, 2022 and 2021, respectively.

Research and development costs

Research and development costs are mainly comprised of salary and welfare expenses for the Company’s IT department employees who work for the development of the Company’s platform and database, and software and related intellectual property expenses which were used to develop an extensive library of licensed content and medical database. For the years ended December 31, 2023, 2022, and 2021, the Company incurred research and development expenses of $514,411, $411,524, and $758,878, respectively.

Advertising expenses

Advertising expenses primarily include advertisement for the Company’s platform for online medical courses. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the consolidated statements of operations and comprehensive (loss) income were $4,197,993, $989,900, and $2,204,233 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2023, income tax returns filed with PRC tax authorities for the tax years ended December 31, 2018 through December 31, 2022 remain open for statutory examination.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2023 and 2022.

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

Recently issued accounting pronouncements

The FASB issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280) in November 2023, to be effective for fiscal years beginning after December 15, 2023. The ASU is to improve reportable segment disclosures. The new FASB guidance requires incremental disclosures in annual and interim periods related to a public entity’s reportable segments (particularly on segment expenses) but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. Management has assessed the ASU and has concluded that it will not have significant impact on its accounting or reporting when implemented.

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. Management does not expect material impact on its accounting or reporting when implemented.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2023, the Company held cash and cash equivalents of $7,548,694 and certificate of deposits of $5,241,677 included in short-term investment, among which were $5,951,558 cash was deposited in financial institutions located in Mainland China, and each bank account is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $70,424). The Company also had cash equivalent of $4,740,686 that was invested in highly liquid investments with original maturities of three months or less in financial instructions located in Mainland China that was not insured by the aforementioned deposit insurance. The Company held cash of $254,876 deposited in the financial institutions in the United States, and each bank account is insured with the maximum limit of $250,000 by Federal Deposit Insurance Corporation (“FDIC”) insurance. In addition, the Company maintains certain bank accounts in Japan with cash balance of $1,453,590 which is fully insured by the Deposit Insurance Corporation of Japan (“DICJ”). The Company also had cash of $389,661 that was deposited at certain investment accounts with financial institution located in Hong Kong. These cash deposits are not insured by FDIC insurance or other insurance. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread. Management has concluded that it is not reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Risks of variable interest entity structure (continued)

The following significant amounts of Zhongchao Shanghai and its subsidiaries are included in the accompanying consolidated financial statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	$5,443,562	$4,500,379
Accounts receivable	2,552,738	6,772,988
Inventories	592,382	189,106
Other current assets	1,967,306	1,840,182
Investment in a limited partnership and an equity investee	1,145,404	1,179,300
Property and equipment, net	1,697,576	3,111,717
Goodwill	-	5,767,504
Right of use assets	796,653	1,666,777
Deferred tax assets	357,878	1,800,493
Other noncurrent assets	17,539	1,456,322
Total Assets	$14,571,038	$28,284,768

LIABILITIES
Advances from customers	$838,838	$395,263
Income tax payable	6,734	2,292,765
Operating lease liabilities, current and non-current	808,156	1,702,478
Due to Zhongchao Inc.*	564,652	762,962
Other current liabilities	1,593,106	992,558
Deferred tax liabilities	128,250	208,200
Total Liabilities	$3,939,736	$6,354,226

	For the years ended December 31,
	2023	2022	2021
Revenues	$19,433,945	$14,151,516	$16,096,769
(Loss) Income from Operations	$(11,846,266)	$(1,716,154)	$418,235
Net (Loss) Income	$(10,780,772)	$(1,427,296)	$838,838

*	The balances due from/to Zhongchao Inc., are eliminated on consolidation.

As of December 31, 2023 and 2022, the VIE and its subsidiaries did not collateralize their assets for the obligation. Moreover the beneficial interest holders of the VIE and its subsidiaries had no recourse to the general credit of the Company or its subsidiaries.

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

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Net assets deficit assumed (i)	$(60,092)
Software acquired in business combination (ii)	1,000,406
Goodwill	5,767,504
Deferred tax liabilities	(234,225)
Non-controlling interest (iii)	(2,585,087)
Foreign currency adjustments	120,261
$4,008,767
Total purchase price is comprised of
Cash consideration	$3,055,432
Fair value of previously held equity interests (iv)	708,129
Fair value of 6.67% equity interest in Zhongxin (v)	393,816
Less: cash from transfer of fair value of 6.67% equity interest in Zhongxin (v)	(148,610)
$4,008,767

(i)	Net asset deficit assumed primarily included other current liabilities for operating expenses.

(ii)	Software acquired in the business combination had estimated useful life of 3 years.

(iii)	Fair value of the noncontrolling interests was estimated with reference to the market price per share as of the acquisition date.

(iv)	A gain of $850 in relation to the revaluation of the previously held equity interests was recorded in other income, net in the consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2022. The fair value of the previously held equity interests approximated the cost of investments as Beijing Yisuizhen has not commenced operations since its setup.

(v)	In exchange for the equity interest in Beijing Yisuizhen and West Angel, the Company also granted 6.67% equity interest in Shanghai Zhongxin, with fair value of $393,816 (RMB 2,713,000), to four shareholders of West Angel at cash consideration of $148,610 (RMB 1,000,000). The Company engaged a third party valuation team to estimate the fair value of equity interest of Shanghai Zhongxin. As of December 31, 2022, the four shareholders paid the cash consideration to Mr. Yang, the Chief Executive Officer of the Company. The Company recorded the outstanding balance in the account of due from related parties as of December 31, 2022 (Note 16).

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	SHORT-TERM INVESTMENTS

As of December 31, 2023 and 2022, the balance of short-term investments represented certificate of deposits with original maturies of more than three months but less than one year and certain listed equity securities purchased through various open market transactions. The trading securities are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income, net in the consolidated statements of operations and comprehensive (loss) income. Gain (loss) from trading securities amounted to $654,980, $(240,489), and $(58,403) for the years ended December 31, 2023, 2022 and 2021, respectively. Interest income from certificate of deposits is $186,793 as of December 31, 2023, which was recorded in interest income in the consolidated statement of operations and comprehensive (loss) income.

6.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2023	December 31, 2022
Due from a third party (i)	$-	$205,726
Office rental deposit	116,899	128,194
Interest receivable	181,337	88,720
Others	153,186	70,400
	$451,422	$493,040

(i)	During the year ended December 31, 2022, the Company sold one of its properties to a third party at cash consideration of $1,323,308 (Note 8), among which the third party paid $1,112,440. The Company recorded the remaining balance as “due from a third party” in the account of other current assets.

7.	LOANS RECEIVABLE

Loans receivable consist of the following:

	December 31, 2023	December 31, 2022
Borrower A	$-	$1,590,000
Borrower B	-	250,000
Borrower C	281,694	-
	$281,694	$1,840,000

Borrower A and B

During the year ended December 31, 2021, the Company made loans of $1,890,000 and $200,000 to Borrower A and B, respectively. During the year ended December 31, 2021, the Company collected $300,000 from Borrower A.

During the year ended December 31, 2022, the Company made loans of $200,000 to Borrower B. During the year ended December 31, 2022, the Company also collected $150,000 from Borrower B. These loans were interest free.

In April 2022, Mr. Yang, the Chief Executive Officer of the Company, provided a guarantee on the borrowings to Borrower A and B, respectively, providing that Mr. Yang will repay the loans on behalf of the Borrower A and B if any of them failed to repay the loan. In December 2022, the Company extended borrowings for another six months and Mr. Yang provided an extended guarantee on the borrowings. In the year ended December 31, 2023, the Company collected all the balances due from Borrower A and B.

Borrower C

On August 1, 2023, the Company made loans of RMB 2,000,000 ($281,694) to Borrower C with a term of five months. In January 2024, the Company collected the full outstanding balance. The loan was interest free.

On January 1, 2023, the Company made loans of RMB 1,900,000 ($267,609) to Borrower C with a term of six months. On May 1, 2023, the Company made another loans of RMB 2,000,000 ($281,694) to Borrower C with a term of four months. The Company collected the full outstanding balance in April and August 2023, respectively. Both loan were interest free.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2023	December 31, 2022
Land and buildings	$3,348,814	$4,105,956
Office equipment	18,287	79,082
Vehicle	-	32,535
Leasehold improvements	51,732	53,253
Less: accumulated depreciation	(196,581)	(379,879)
	$3,222,252	$3,890,947

Depreciation expenses totaled $172,394, $241,842, and $312,898 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

During the year ended December 31, 2023 the Company demolished one building in Beijing and disposed certain vehicle and office equipment. In May 2023, the Company received a notice from local government to demolish its building as it violated certain law and location regulation. The total carrying value of the demolished building and disposed vehicle and office equipment was $1,433,889. The Company recorded loss from the disposal of the building and office equipment of $1,402,255 as “Loss from disposal of property and equipment” in the consolidated statements of operations and comprehensive (loss) income.

9.	PREPAYMENTS FOR LEASE OF LAND

Prepayments for lease of land consist of the followings:

	December 31, 2023	December 31, 2022
Prepayments for lease of land	$-	$401,031
Less: accumulated amortization	-	(96,244)
	$-	$304,787

Amortization expenses totaled $10,561, $22,226, and $23,185 for the years ended December 31, 2023, 2022, and 2021, respectively.

In June 2023, together with the Company’s demolishment of the building in Beijing (see Note 8), the Company determined that the related prepayment for lease of land should also be impaired. The carrying value of the prepayments for lease of land was $285,553. The Company recorded loss from the impairment of the prepayments for lease of land of $285,553 as “Loss from disposal of property and equipment” in the consolidated statements of operations and comprehensive (loss) income.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2023	December 31, 2022
Software	$40,283	$1,041,872
Trademark and license	10,815	11,133
Less: accumulated amortization	(33,559)	(140,951)
	$17,539	$912,054

For the years ended December 31, 2023, 2022 and 2021, amortization expense totaled $335,538, $119,218, and $5,525, respectively.

During the year ended December 31, 2023, the Company assessed and concluded that its software acquired as part of the acquisition of the West Angel would not support its ongoing business development. The Company charged impairment loss of $536,206 against software for the year ended December 31, 2023. The charge is recorded as “Impairment of intangible assets” in the consolidated statements of operations and comprehensive (loss) income.

The following is a schedule, by years, of amortization of intangible assets as of December 31, 2023:

For the year ended December 31, 2024	$5,020
For the year ended December 31, 2025	5,020
For the year ended December 31, 2026	4,985
For the year ended December 31, 2027	2,514
For the year ended December 31, 2028	-
$17,539

11.	INVESTMENTS IN EQUITY METHOD INVESTEES

As of December 31, 2023 and 2022, the Company’s investments in equity investments were comprised of investment in one limited partnership, Ningbo Meishan Xinaishan Equity Investment Limited Partnership. The carrying balance of the equity method investment as of December 31, 2023 and 2022 are $1,145,404 and $1,179,300, respectively.

On November 5, 2020, the Company entered into a five-year partnership agreement to invest $1,217,039, for 28% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in one PRC private company engaged in immunotherapy. For the years ended December 31, 2023, 2022 and 2021, equity investment loss of $229, $80, and $13,758 have been recorded in other income, net for the Company’s share of the operating loss of the limited partnership. As of December 31, 2023 and 2022, no significant impairment indicators have been noted in connection with the investment.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	INVESTMENT IN AN EQUITY SECURITY

During the year ended December 31, 2021, the Company made an investment of $150,000 in Elite Ivy Investment LLC (“Elite Ivy”), accounting for 0.6% of the investee. During the year ended December 31, 2023 and 2022, the Company has reinvested $13,408 and $2,463, respectively, of dividend and the total initial investment changed to $165,871, accounting for 0.7% ownership as of December 31, 2023. Elite Ivy was mainly engaged in investments in equities, options, futures, debt securities and commodities, and interim investments in money market or equivalent instruments. The Company can withdraw the investment after six months of the investment.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the Elite Ivy. For the year ended December 31, 2023 and 2022, the Company recorded upward adjustments of $81,625 and downward adjustment of $65,394 on the investment.

The Company considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. For the year ended December 31, 2023 and 2022, the Company did not record impairment against the investment.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2023	December 31, 2022
Other tax payable	$135,746	$379,712
Accrued payroll	227,884	296,866
Customer deposits payable	95,184	83,367
Commission payable	403,001	-
Other current liabilities	50,743	95,595
	$912,558	$855,540

Other tax payables consist of the following:

	December 31, 2023	December 31, 2022
Value added tax payable	$128,570	$354,794
Local taxes payable	7,176	24,918
	$135,746	$379,712

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAXES

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

Japan

Under the current tax laws of Japan, Zhongchao Japan is incorporated in Japan and is subject to an income tax rate of 30%. For the year ended December 31, 2023, 2022 and 2021, Zhongchao Japan did not have taxable income.

PRC

For the year ended December 31, 2023, Zhongchao Shanghai is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as Small and Micro-sized Enterprises (“SMEs”).

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

For the year ended December 31, 2021, Zhongchao Shanghai, Shanghai Maidemu, Shanghai Zhongxun, Shanghai Zhongxin, Huijing are subject to EIT rate of 25%. Hainan Zhongteng, located in Hainan Province, is subject to 15%. Beijing Boya, Shanghai Xinyuan and Hainan Muxin qualify as SMEs. Liaoning Zhixun was not qualified as a SMEs until fiscal year 2021.

SMEs are entitled to a reduced EIT rate of a reduced EIT rate of 20%, 75.0% reduction of taxable income for the first RMB 3,000,000 and no reduction for the remaining taxable income for the year ended December 31, 2023; 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022; 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 50% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2021.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAXES (CONTINUED)

PRC (continued)

The components of (loss) profit before income tax benefits (expenses) are summarized as follows:

	For the Years Ended December 31,
	2023	2022	2021
PRC	$(11,527,235)	$(1,243,361)	$631,917
Non-PRC	(449,764)	(1,306,645)	(742,670)
Total	$(11,976,999)	$(2,550,006)	$(110,753)

Income tax benefits (expenses) consist of the following:

	For the Years Ended December 31,
	2023	2022	2021
Current income tax expenses	$(69,467)	$(138,188)	$(997,198)
Deferred income tax benefits	739,227	(134,125)	1,346,616
Income tax benefits (expenses)	$669,760	$(272,313)	$349,418

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2023	2022	2021
PRC statutory income tax rate	25%	25%	25%
Effect of different income tax rates in other jurisdictions	0.76%	(2.11)%	(34.11)%
Effect of preferential tax benefits	1.81%	12.72%	167.36%
Effect of non-deductible expenses	(2.61)%	(1.22)%	(54.84)%
Effect of research and development credits	3.57%	3.06%	104.55%
Effect of deferred tax rate change	(19.63)%	(34.22)%	107.53%
Effect of changes in valuation allowance	(3.31)%	(13.91)%	0%
Effective tax rate	5.59%	(10.68)%	315.49%

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAXES (CONTINUED)

PRC (continued)

Deferred tax assets as of December 31, 2023 and 2022 consist of the following:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Excess advertising expense	$47,503	$842,295
Deferred Intangible assets amortization	-	25,790
Net operating loss carrying forward	1,049,699	1,052,209
Share-based compensation	186,497	178,764
Changes in fair value of short-term investments	-	50,502
Downward adjustments in investments in an equity security		13,733
Lease liabilities	109,499	71,024
Others	26,727	51,817
Less: Deferred tax liability	(346,059)	(81,910)
Less: Valuation allowance on deferred tax assets	(715,989)	(339,495)
Deferred tax assets, net	$357,878	$1,864,729
Deferred tax liability
Software acquired in business combination	-	208,200
Changes in fair value of short-term investments	137,546	-
Upward adjustments in investments in an equity security	3,333	-
Right-of-use assets	114,666	81,910
Unbilled revenue	218,764	-
Less: Deferred tax assets	(346,059)	(81,910)
Deferred tax liability, net	$128,250	$208,200

As of December 31, 2023 and 2022, the Company had net operating loss carryforwards of $9,089,697 and $7,166,560, respectively. The net operating loss carryforwards $2,973,710 from Unite States at December 31, 2023 could be carried forward indefinitely and shall not expire. The Company also has net operating loss carryforwards from PRC of 6,115,987 which expire starting in 2025 through 2028. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2023 and 2022, the Company recorded valuation allowance of $716,600 and $339,495 against the deferred tax assets arising from net operating loss carrying forward based upon management’s assessment that it is more likely than not that part of deferred tax assets will not be realized.

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

Unrecognized tax benefits

The aggregate change in the balance of gross unrecognized tax benefits for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022

Beginning balances	$-	$1,470,344
Increases related to tax positions change	-	(1,470,344)
Ending balances	$-	$-

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAXES (CONTINUED)

Unrecognized tax benefits (continued)

As of December 31, 2023 and 2022, there were $Nil and $Nil respectively of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

The Company recognizes interest and penalty charges related to income tax payable as necessary in the provision for income taxes. For the years ended December 31, 2023 and 2022, no interest expense or penalty was accrued in relation to the income tax payable. The Company has a liability for accrued interest and penalty of $Nil as of December 31, 2023 and 2022, respectively.

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

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2023 and 2022 the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax. With the effective date of January 1, 2018, the Tax Act introduced a provision to tax global intangible low-taxed income (“GILTI”). The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost.

15.	(LOSS) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss) earnings per ordinary share for the years ended December 31, 2023, 2022 and 2021, respectively:

	For the Years Ended December 31,
	2023	2022	2021
Net (Loss) Income Attributable to Zhongchao Inc.’s shareholders	$(11,335,911)	$(2,940,891)	$238,665

Weighted average number of ordinary share outstanding
Basic and Diluted*	2,603,354	2,599,776	2,493,851

(Loss) Earnings per share
Basic and Diluted	$(4.354)	$(1.131)	$0.096

*	Retrospectively restated for the effect of share consolidation (see Note 17)

On August 14, 2019, Zhongchao Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Zhongchao Cayman prior to the reorganization. All references to numbers of common shares and per-share data in the consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis. In addition, the contingently issuable ordinary shares of 135,007 shares of Class A ordinary share underlying the warrant (Note 1) issued to one existing shareholder of Zhongchao Shanghai is included in calculation of basic and diluted weighted average number of ordinary share outstanding, as the Company does not expect any circumstances under which those shares would not be issued.

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted (loss) earnings per share. For the years ended December 31, 2023, 2022 and 2021, the Company had no dilutive shares.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationship with the Company
Yang Weiguang	Chairman of the Board, Chief Executive Officer
Beijing Ougaini Trading Co., Ltd (“Beijing Ougaini”)	Controlled by an immediate family member of Mr. Yang Weiguang

2)	Transactions with related parties

Purchase from a related party

	For the Years Ended December 31,
	2023	2022	2021
Beijing Ougaini	$112,980	$19,696	$-

During the year ended December 31, 2022, the Company prepaid $112,980 to Beijing Ougaini for purchase of products for employee welfare and marketing promotion. The Company has received the purchase in January 2023.

3)	Balances with related parties

As of December 31, 2023 and 2022, the balances with related parties were as follows:

	December 31, 2023	December 31, 2022
Prepayments
Beijing Ougaini	$-	$115,989

Due from related parties
Yang Weiguang (i)	-	226,178
	$-	$226,178

(i)	As of December 31, 2022, the Company had a balance of $226,178 due from Mr. Yang Weiguang. The balance was comprised of the following:

-	A balance of $144,986 arising from transfer of 6.67% equity interest of Shanghai Zhongxin to four former shareholders of West Angel, who paid consideration to Mr. Yang. (Note 4)

-	A balance of $81,192 as tuition paid on behalf of to Mr. Yang.

In 2023, Mr. Yang has repaid the above outstanding balances to the Company.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	EQUITY

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

In addition, the Company was committed to issue 135,007 Class A Ordinary Shares to a 6.25% shareholder of Zhongchao Shanghai, who is now in the progress of changing from a shareholder of Zhongchao Shanghai to a direct investor of Zhongchao Cayman (Note 1). The 135,007 Class A Ordinary Shares, representing 5.18% economic beneficial interest, or 1.31% of the voting ownership interest of the Company as of December 31, 2023, will be issued to the shareholder upon its capital contribution in Zhongchao Cayman and the Company released its paid-in capital in Zhongchao Shanghai. Such ordinary shares are included in the shares issued and outstanding as of December 31, 2023 and 2022 and in the calculation of earnings per share as such commitment to issue the shares is considered to be part the reorganization, and the shares are considered to be in existence from the time this shareholder made the investment.

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

On October 3, 2023, October 10, 2022, and September 13, 2021, the Company granted an aggregation of 18,000 Class A Ordinary Shares to three non-executive directors as compensations for one year from March 1, 2023, 2022 and 2021, respectively.

On February 20, 2024, the Company held an extraodinary general meeting of shareholders where the shareholders approved the proposed 1-for-10 share consolidation of the Company’s ordinary shares of US$0.0001 par value each (the “Share Consolidation”). The Share Consolidation was effective on February 29, 2024. The Company’s amended and restated articles of association (the “Amended Charter”) in connection with the Share Consolidation became effective on February 29, 2024. The number of shares of the Company Class A and Class B ordinary shares disclosed above in Note 17 are not retrospectively adjusted considering the Share Consolidation.

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

During the year ended December 31, 2023, 2022 and 2021 the Company accrued statutory reserve funds of $56,151, $115,963, and $397,552, respectively, which is 10% of the retained earnings of profit-making PRC subsidiaries, VIE or VIE’s subsidiaries as of December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the Company had statutory reserve of $1,371,168 $and $1,315,017, respectively.

As of December 31, 2023 and 2022, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, were approximately $13,370,283 and $13,314,132, respectively.

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

As of December 31, 2023 and 2022, there was $nil retained earnings in the aggregate, respectively, which was generated by the Company’s VIE and its subsidiaries in Renminbi included in the Company’ consolidated net assets, aside from $1,371,168 and $1,315,017 statutory reserve funds as of December 31, 2023 and 2022, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit the Company’s PRC subsidiary and VIE and VIE’s subsidiaries’ ability to make dividends or other payments in U.S. dollars to the Company, in addition to $13,370,283 and $13,314,132 restricted net assets as of December 31, 2023 and 2022, respectively, as discussed above.

18.	CONCENTRATION RISK

The Company has a concentration of its account receivables with specific customers. As of December 31, 2023, two customers accounted for 18.3% and 17.8% of net accounts receivable, respectively. As of December 31, 2022, two customers accounted for 16.6% and 11.6% of net accounts receivable, respectively.

For the year ended December 31, 2023, one customer accounted for approximately 13.7% of the total revenue. For the year ended December 31, 2022, one customer accounted for approximately 15.9% of the total revenue. For the year ended December 31, 2021, three customers accounted for approximately 23.4%, 21.9% and 10.7% of the total revenue, respectively.

As of December 31, 2023 and 2022, the Company had insignificant balance of accounts payable and did not further assess the concentration risk of accounts payable.

For the year ended December 31, 2023, two suppliers accounted for approximately 29.4% and 15.7% of the total cost of service revenue and product purchase, respectively. For the year ended December 31, 2022, one supplier accounted for approximately 22.9% of the total cost of revenue. For the year ended December 31, 2021, two suppliers accounted for approximately 16.4% and 10.2% of the total cost of revenue, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	SHARE BASED COMPENSATION

The following table summarizes our unvested restricted share units:

	Number of shares	Weighted- Average Grant-Date Fair Value
Unvested at December 31, 2021	42,708	$25.3
Granted	1,800	$11.6
Vested	(13,788)	$23.7
Unvested at December 31, 2022	30,720	$25.2
Granted	1,800	$11.1
Vested	(1,800)	$11.6
Unvested at December 31, 2023	30,720	$25.2

Among the outstanding restricted share units brought forward from December 31, 2020, 11,988 restricted shares were vest in May 2022. The remaining restricted share units will vest in January 2024 through February 2029, upon fulfilment of requisite service period by the employees.

On September 13, 2021, the Company granted and issued 1,800 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year from March 1, 2021. The restricted shares were vested in a straight line method over the service period, and will be transferable after a lock-up period of six months. As of December 31, 2021, 1,500 share were vested. The grant-date value of each restricted share units was $16.4 by reference to the closing price on September 13, 2021, and the total fair value of these restricted Class A Ordinary Share units aggregated $29,520.

On October 10, 2022, the Company granted and issued 1,800 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year from March 1, 2022. The restricted shares were vested in a straight line method over the service period, and will be transferable after a lock-up period of six months. As of December 31, 2022, 1,500 share were vested. The grant-date value of each restricted share units was $11.6 by reference to the closing price on October 10, 2022, and the total fair value of these restricted Class A Ordinary Share units aggregated $20,880.

On October 3, 2023, the Company granted and issued 1,800 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year from March 1, 2023. The restricted shares were vested in a straight line method over the service period, and will be transferable after a lock-up period of six months. As of December 31, 2023, 1,500 share were vested. The grant-date value of each restricted share units was $11.1 by reference to the closing price on October 3, 2023, and the total fair value of these restricted Class A Ordinary Share units aggregated $19,980.

For the years ended December 31, 2023, 2022 and 2021, the Company had share-based compensation expenses of $135,547, $160,777, and $211,832, respectively. As of December 31, 2023, the Company expected to incur share-based compensation expenses of $238,858 over a weighted average period of 2.9 years.

The following table summarizes share-based compensation expenses charged to operating expenses:

	For the Years Ended December 31,
	2023	2022	2021
Selling and marketing expenses	$42,300	$61,607	$111,997
General and administrative expenses	93,247	99,170	99,826
Total share-based compensation expenses	$135,547	$160,777	$211,823

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	SEGMENT REPORTING

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company’s operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the Company has determined that it has two operating segments for the year ended December 31, 2023 and 2022: (i) MDMOOC services, and (ii) sales of patented drugs. For the years ended December 31, 2021, the Company determined that it had one reporting segment which is MDMOOC services.

The following table presents major accounts of statements of operations by segments for the year ended December 31, 2023.

	MDMOOC Services	Sales of patented drugs	Total
Revenues	$10,406,734	$9,027,211	$19,433,945
Cost of revenues	$(5,162,438)	$(5,759,315)	$(10,921,753)
Total operating expenses	$(20,365,373)	$(1,430,617)	$(21,795,990)
Net Loss	$(11,778,607)	$471,368	$(11,307,239)

The following table presents major accounts of statements of operations by segments for the year ended December 31, 2022.

	MDMOOC Services	Sales of patented drugs	Total
Revenues	$12,935,420	$1,216,096	$14,151,516
Cost of revenues	$(7,166,871)	$(627,981)	$(7,794,852)
Total operating expenses	$(9,153,373)	$(157,753)	$(9,311,126)
Net Loss	$(2,409,212)	$(413,107)	$(2,822,319)

	December 31, 2023	December 31, 2022
Total assets
MDMOOC services	$22,491,770	$37,183,491
Sales of patented drugs	1,924,873	1,430,854
	$24,416,643	$38,614,345

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

Lease commitment

As of December 31, 2023, the Company leases offices space under 15 non-cancelable operating lease arrangements, 7 of which had a term over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company discounted lease payments based on an estimate of its incremental borrowing rate to present value.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lease commitment (continued)

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheet.

	December 31, 2023	December 31, 2022
Rights of use lease assets	$796,653	$1,666,777

Operating lease liabilities, current	236,294	480,633
Operating lease liabilities, noncurrent	571,862	1,221,845
Total operating lease liabilities	$808,156	$1,702,478

As of December 31, 2023 and 2022, the weighted average remaining lease term was 1.52 and 1.82 years, respectively, and discount rates were 4.75% for all of the operating leases.

Rental expense for the years ended December 31, 2023, 2022, and 2021 were $412,891, $498,166, and $426,152, respectively. For the years ended December 31, 2023, 2022 and 2021, the cash payment for amounts included in the measurement of lease liabilities was $427,278, $409,595, and $480,636, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2023:

2024	$268,046
2025	184,128
2026	172,841
2027	172,841
2028 and thereafter	86,420
Total lease payments	884,276
Less: imputed interest	(76,120)
Present value of lease liabilities	$808,156

22.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

On February 20, 2024, the Company held an extraordinary general meeting of shareholders where the shareholders approved the proposed 1-for-10 share consolidation of the Company’s ordinary shares of US$0.0001 par value each The Share Consolidation was effective on February 29, 2024. For details refer to Note 17.

In March 2024, the Company purchased an office located in Chaoyang District, Beijing for a total purchase price of approximately $2.1 million.

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

PARENT COMPANY BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	$150,071	$4,110,216
Short-term investment	5,241,677	-
Other current assets	143,208	-
Due from subsidiaries	7,948,307	9,423,617
Investment in subsidiaries, VIE and VIE’s subsidiaries	5,756,419	16,906,213
Total Assets	$19,239,682	$30,440,046

LIABILITIES AND EQUITY
Total Liabilities	$-	$-

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.001 per share, 450,000,000 shares authorized; 2,054,943* and 2,053,143* shares issued and outstanding at December 31, 2023 and 2022, respectively)	2,056	2,054
Class B Ordinary Share (par value $0.001 per share, 50,000,000 shares authorized; 549,772* and 549,772* shares issued and outstanding at December 31, 2023 and 2022, respectively)	550	550
Additional paid-in capital	25,133,933	24,998,388
Retained earnings (accumulated deficit)	(5,896,857)	5,439,054
Accumulated comprehensive income	-	-
Total Shareholders’ Equity	19,239,682	30,440,046
Total Liabilities and Shareholders’ Equity	$19,239,682	$30,440,046

*:	Retrospectively restated for the effect of share consolidation (see Note 17)

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2023	2022	2021
Equity in (loss) gain of subsidiaries	$(11,440,721)	$(2,919,423)	$266,775
General and administrative expenses	(82,620)	(23,193)	(32,273)
Interest income	187,430	1,725	4,163
Net (Loss) Income	$(11,335,911)	(2,940,891)	238,665

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
Cash Flows from Operating Activities:
Net Cash (Used in) Provided by Operating Activities	$(193,778)	$139,309	$3,737

Cash Flows from Investing Activities:
Investments in short-term investments	(5,241,677)	-	-
Loans repaid from (made to) VIE and its subsidiaries	1,475,310	(1,638,455)	(3,400,000)
Net Cash Used in Investing Activities	(3,766,367)	(1,638,455)	(3,400,000)

Cash Flows from Financing Activities:
Proceeds from issuance of common stocks in connection with direct offering, net off issuance cost	-	1,850,744	-
Net Cash Provided by Financing Activities	-	1,850,744	-

Net increase (decrease) in cash and cash equivalents	(3,960,145)	351,598	(3,396,263)
Cash and cash equivalents at beginning of year	4,110,216	3,758,618	7,154,881
Cash and cash equivalents at end of year	$150,071	$4,110,216	$3,758,618