Form 20-F
period 2024-12-31
Zhongchao Inc.
filed 2025-04-25
CIK 1785566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Room 2504, OOCL Tower
841 Yan’an Middle Road
Jing’An District, Shanghai, China 200040
Tel: 021-32205987

(Address of principal executive offices)

Weiguang Yang, Chief Executive Officer
Room 2504, OOCL Tower
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

As of December 31, 2024, the issuer had 24,839,131 Class A Ordinary Shares (including 135,007 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Our Corporate History and Structure” on page 51) and 549,772 Class B Class A Ordinary Shares.

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong;

●	“Class A Ordinary Shares” refers to our Class A ordinary shares, $0.001 par value per share;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, $0.001 par value per share;

●	“Controlling Shareholder” refers to Mr. Weiguang Yang, the CEO of the Company;

●	Unless specifically described otherwise, as used in this annual report and in the context of describing our consolidated financial information the terms “we,” “us,” “our company,” “our”, “Zhongchao” and “Zhongchao Cayman” refer to Zhongchao Inc., a Cayman Islands company, and its subsidiaries, consolidated affiliated companies and the PRC operating entities, as the context required;

●	“Hainan Muxin” refers to Hainan Muxin Medical Technology Co., Ltd., a PRC company.

●	“mobile MAUs” are the number of unique IP address that various mobile devices having access to the PRC operating entities’ MDMOOC mobile app or Sunshine Health Forums from mobile end at least once during a month. The numbers of the PRC operating entities’ mobile MAUs are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable device IP address as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that one mobile device may have more than one IP addresses;

●	“monthly UVs” of MDMOOC website, MDMOOC.org, or the website of PRC operating entities’ Sunshine Health Forums, ygjkclass.com, are to the number of unique IP address that various internet browsers apply to access our websites, from either PC end or mobile end, at least once during a month. The numbers of PRC operating entities’ monthly UVs of PRC operating entities’ websites are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access PRC operating entities’ platform.

ii

●	“NFP(s)” refers to not-for-profit organizations.

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

●	“Shanghai Huijing” refers to Shanghai Huijing Information Technology Co., Ltd., a PRC company.

●	“Shanghai Jingyi” or “Shanghai Zhongxin” refers to Shanghai Zhongxin Medical Technology Co., Ltd., a PRC company, which was formerly known as Shanghai Jingyi, or Shanghai Jingyi Medical Technology Co., Ltd., a PRC company and changed to its current name as Shanghai Zhongxin on November 19, 2020.

●	“Shanghai Maidemu” refers to Shanghai Maidemu Cultural Communication Corp., a PRC company.

●	“Shanghai Zhongxun” refers to Shanghai Zhongxun Medical Technology Co., Ltd., a PRC company.

●	“Xinjiang Pharmaceutical” refers to Chongqing Xinjiang Pharmaceutical Co., Ltd., a PRC company;

●	“Zhongchao BVI” refers to Zhongchao Group Inc., a British Virgin Island company.

●	“Zhongchao HK” refers to Zhongchao Group Limited, a Hong Kong company.

●	“Zhongchao Shanghai” refers to Zhongchao Medical Technology (Shanghai) Co., Ltd., a PRC company.

●	“Zhongchao WFOE” refers to Beijing Zhongchao Zhongxing Technology Limited, a PRC company.

●	“Beijing Boya” refers to Beijing Zhongchao Boya Medical Technology Co., Ltd., a PRC company.

●	““Beijing Zhongxuanboya” refers to Shanghai Zhongxuanboya Medical Technology Co., Ltd., a PRC company, formerly named as Beijing Yisuizhen Technology Co., Ltd., or “Beijing Yisuizhen.”

●	“Shanghai Zhongxuanboya” refers to Beijing Zhongchao Boya Medical Technology Co., Ltd., a PRC company.

●	“Liaoning Zhixun” refers to Zhixun Internet Hospital (Liaoning) Co., Ltd., a PRC company.

●	“West Angel” refers to West Angel (Beijing) Health Technology Co., Ltd., a PRC company.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and the  functional currencies for the subsidiaries, the VIE and the VIE’s subsidiaries are Renminbi, Japanese yen and U.S. dollar. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars, and of Japan yen into U.S. dollar in this Annual Report were made at the rate of RMB 7.2993 to USD1.00 and JPY157.3700 to USD1.00, respectively, the noon mid rates on December 31, 2024, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount or Japan yen, and not the translated U.S. dollar equivalent. We make no representation that the Renminbi, Japan yen or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi or Japan yen, as the case may be, at any particular rate or at all.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Contractual Arrangements between the Zhongchao WFOE and Zhongchao Shanghai

Zhongchao Inc. (the “Company” or “Zhongchao Cayman”) is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we, through the contractual arrangements (the “Contractual Arrangements”), between Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”), a wholly owned subsidiary of Zhongchao Cayman incorporated in the PRC, and a variable interest entity (the “VIE”), Zhongchao Medical Technology (Shanghai) Co., Ltd. (“Zhongchao Shanghai”) and its subsidiaries or collectively “the PRC operating entities”, consolidate the financial results of the PRC operating entities. Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Accordingly, the Contractual Arrangements are designed to allow Zhongchao Cayman to consolidate Zhongchao Shanghai’s operations and financial results in Zhongchao Cayman’s financial statements in accordance with U.S. GAAP as the primary beneficiary. Neither we nor our subsidiaries own any equity interests in the PRC operating entities.

As we chose such VIE structure, we are subject to certain unique risks and uncertainties that may not otherwise exist if we had direct equity ownership in the PRC operating entities. Because we do not directly hold equity interests in the VIE and its subsidiaries, our Contractual Arrangements may not be effective in providing control over Zhongchao Shanghai. Further, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitations on foreign ownership and regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the Contractual Arrangements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our Class A Ordinary Shares to decrease significantly or become worthless. However, as of the date of this Annual Report, the agreements under the Contractual Arrangements have not been tested in any courts of law. For a description of the VIE contractual arrangements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We conduct our business through Zhongchao Shanghai and its subsidiaries by means of VIE Arrangements. If the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which the PRC operating entities must conduct their business activities. We are currently not required to obtain approval from Chinese authorities to list or continue to list on U.S. exchanges nor for the execution of VIE agreements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list or continue to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless..”

Permission Required from the PRC Authorities to Issue Our Securities to Foreign Investors

PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or influence the operations of the PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of the PRC operating entities and/or the value of our Class A Ordinary Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application; and (4) if the issuer issues securities in the same overseas market after the initial issuance and listing, it shall submit filings with the CSRC within three business days after the completion of the issuance. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures, March 31, 2023, shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements. As the Trial Measures were newly published, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our current listing, and future offering or financing. If we are required by the Trial Measures for any future offering or any other financing activities to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular” “— We may be liable for improper use or appropriation of personal information provided by our customers” “— New rules for China-based companies seeking for securities offerings in foreign stock markets was released by the CSRC recently. The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.” for more information.

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

Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the Consolidated VIE

For the year ended December 31, 2024, Zhongchao Cayman made cash transfer of $4.4 million to Zhongchao USA. For the year ended December 31, 2023, Zhongchao Cayman made cash transfer of $0.1 million to Zhongchao USA. For the year ended December 31, 2022, Zhongchao Cayman made cash transfer of $1.5 million to Zhongchao USA. Except as otherwise disclosed above, for the years ended December 31, 2024, 2023 and 2022, no other cash transfer or transfer of other assets have occurred between Zhongchao Cayman, its subsidiaries, the consolidated VIE and the subsidiaries of the VIE. For the years ended December 31, 2024, 2023 and 2022, none of our subsidiaries, the consolidated VIE, or the subsidiaries of the VIE have made any dividends or distributions to Zhongchao Cayman. For the years ended December 31, 2024, 2023 and 2022, no dividends or distributions have been made to any U.S. investors.

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

Financial Information Related to the VIE

The following tables present selected condensed consolidated statements of income and comprehensive income, and cash flows for the years ended December 31, 2024, 2023 and 2022, and the selected condensed consolidated balance sheets as of December 31, 2024 and 2023, which showing financial information for parent company, Zhongchao Cayman, its subsidiaries (Zhongchao Group Inc. (“Zhongchao BVI”), Zhongchao HK, Zhongchao USA, Zhongchao Japan and Zhongchao WFOE), the VIE and its subsidiaries, eliminating entries and consolidated information.

Selected Condensed Consolidated Balance Sheets Data

	December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Cash and cash equivalents	$1,088,565	$2,392,807	$5,280	$4,354,654	$-	$7,841,306
Short-term investment	4,040,000	1,202,441	-	-	-	5,242,441
Accounts receivable	-	-	-	4,682,320	-	4,682,320
Other current assets	54,383	27,853	-	858,914	-	941,150
Total current assets	5,182,948	3,623,101	5,280	9,895,888	-	18,707,217
Investment in subsidiaries, VIE and VIE’s subsidiaries	5,113,612	-	-		(5,113,612)	-
Property and equipment, net	-	1,661,000	-	4,206,154	-	5,867,154
Total non-current assets	5,113,612	1,661,000	-	5,516,736	(5,113,612)	7,177,736
Amount due from the Company and its subsidiaries	12,247,807	-	27,400	-	(12,275,207)	-
Total Assets	$22,544,367	$5,284,101	$32,680	$15,412,624	$(17,388,819)	$25,884,953

Total current liabilities	$-	$16,226	$-	$1,514,204	$-	$1,530,430
Total non-current liabilities	-	-	-	203,470	-	203,470
Amounts due to the Company and its subsidiaries	-	11,056,078	-	483,800	(11,539,878)	-
Total Liabilities	-	11,072,304	-	2,201,474	(11,539,878)	1,733,900
Total Shareholders’ Equity (Deficit)	22,544,367	(5,788,203)	32,680	13,211,150	(5,848,941)	24,151,053
Total Liabilities and Shareholders’ Equity	$22,544,367	$5,284,101	$32,680	$15,412,624	$(17,388,819)	$25,884,953

	December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Cash and cash equivalents	$150,071	$1,948,232	$6,829	$5,443,562	$-	$7,548,694
Short-term investment	5,241,677	656,132	-	-	-	5,897,809
Accounts receivable	-	-	-	2,552,738	-	2,552,738
Other current assets	143,208	8,909	-	2,559,688	-	2,711,805
Total current assets	5,534,956	2,613,273	6,829	10,555,988	-	18,711,046
Investment in subsidiaries, VIE and VIE’s subsidiaries	5,756,419	-	-		(5,756,419)	-
Property and equipment, net	-	1,524,676	-	1,697,576	-	3,222,252
Total non-current assets	5,756,419	1,690,547	-	4,015,050	(5,756,419)	5,705,597
Amount due from the Company and its subsidiaries	7,948,307	-	26,760	-	(7,975,067)	-
Total Assets	$19,239,682	$4,303,820	$33,589	$14,571,038	$(13,731,486)	$24,416,643

Total current liabilities	$-	$3,389	$-	$2,674,972	$-	$2,678,361
Total non-current liabilities	-	-	-	700,112	-	700,112
Amounts due to the Company and its subsidiaries	-	6,910,884	-	564,652	(7,475,536)	-
Total Liabilities	-	6,914,273	-	3,939,736	(7,475,536)	3,378,473
Total Shareholders’ Equity (Deficit)	19,239,682	(2,610,453)	33,589	10,631,302	(6,255,950)	21,038,170
Total Liabilities and Shareholders’ Equity	$19,239,682	$4,303,820	$33,589	$14,571,038	$(13,731,486)	$24,416,643

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$-	$15,864,773	$-	$15,864,773
Costs of revenue	$-	$-	$-	$6,952,560	$-	$6,952,560
Gross profit	$-	$-	$-	$8,912,213	$-	$8,912,213
Share of (loss) income of subsidiaries, VIE and VIE’s subsidiaries	$(642,807)	$2,532,747	$2,532,739	$-	$(4,422,679)	$-
Net (loss) income	$(643,229)	$(642,807)	$2,532,747	$2,902,555	$(4,422,679)	$(273,413)

	For the year ended December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$-	$19,433,945	$-	$19,433,945
Costs of revenue	$-	$-	$-	$(10,921,753)	$-	$(10,921,753)
Gross profit	$-	$-	$-	$8,512,192	$-	$8,512,192
Share of loss of subsidiaries, VIE and VIE’s subsidiaries	$(11,440,721)	$(10,809,427)	$(10,809,444)	$-	$33,059,592	$-
Net loss	$(11,335,911)	$(11,440,721)	$(10,809,427)	$(10,780,772)	$33,059,592	$(11,307,239)

	For the year ended December 31, 2022
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$-	$14,151,516	$-	$14,151,516
Costs of revenue	$-	$-	$-	$(7,794,852)	$-	$(7,794,852)
Gross profit	$-	$-	$-	$6,356,664	$-	$6,356,664
Share of loss of subsidiaries, VIE and VIE’s subsidiaries	$(2,919,423)	$(1,545,868)	$(1,545,868)	$-	$6,011,159	$-
Net loss	$(2,940,891)	$(2,919,423)	$(1,545,868)	$(1,427,296)	$6,011,159	$(2,822,319)

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Net cash provided by (used in) operating activities	$198,117	$878,538	$(1,382)	$1,528,919	$(4,077,435)	$(1,473,243)
Net cash used in investing activities	$(3,097,823)	$(521,865)	$-	$(2,487,565)	$4,299,500	$(1,807,753)
Net cash provided by financing activities	$3,838,200	$-	$-	$-	$-	$3,838,200

	For the year ended December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Net cash (used in) provided by operating activities	$(193,778)	$(2,351,935)	$17	$1,124,613	$1,475,312	$54,229
Net cash (used in) provided by investing activities	$(3,766,367)	$1,530,264	$-	$(43,240)	$(1,475,312)	$(3,754,655)
Net cash provided by financing activities	$-	$-	$-	$-	$-	$-

	For the year ended December 31, 2022
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination		Total

Net cash provided by (used in) operating activities	$139,309	$(1,198,586)	$13,660	$383,877	$		$(661,740)
Net cash used in investing activities	$(1,638,455)	$(509,185)	$-	$(2,837,473)		$1,638,455	$(3,346,658)
Net cash provided by financing activities	$1,850,744	$1,638,455	$-	$-		$(1,638,455)	$1,850,744

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

Risks Related to Doing Business in China

Our WFOE and the PRC operating entities are based in China, and the PRC operating entities have all of their operations in China, and therefore, we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The majority of the PRC operating entities’ business operations are conducted in China. Accordingly, the PRC operating entities’ business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. See “Risk Factor — Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of the PRC operating entities’ business and their competitive position.” on page 32 of this Annual Report.

●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. See “Risk Factor — The Chinese government exerts substantial influence over the manner in which the PRC operating entities must conduct their business activities. We are currently not required to obtain approval from Chinese authorities to list or continue to list on U.S. exchanges nor for the execution of VIE agreements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list or continue to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 34 of this Annual Report.

●	If the PRC operating entities fail to comply with any regulatory requirements, including obtaining any required licenses, approvals, permits or filings in a timely manner or at all, the PRC operating entities’ continued business operations may be disrupted and the PRC operating entities may be subject to various penalties or be unable to continue their operations, all of which will materially and adversely affect our business, financial condition and results of operations. See “Risk Factor — We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.” on page 33 of this Annual Report.

●	There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. See “Risk Factor — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.” on page 35 of this Annual Report.

●	Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. See “Risk Factor — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.” on page 46 of this Annual Report.

●	The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. See “Risk Factor — Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.” on page 48 of this Annual Report.

●	On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “Risk Factor — The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 38 of this Annual Report.

●	The business of the PRC operating entities involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. We may be deemed as a data processor under the Regulations on the Network Data Security Management and may be subject to the cybersecurity review in connection with our continuing listing abroad because, as of the date of this Annual Report, the MDMOOC online platform has more than 194,700 registered users and a database of approximately 111,070 healthcare experts. See “Risk Factor — We may be liable for improper use or appropriation of personal information provided by our customers.” on page 41 of this Annual Report.

●	The majority of the operations of the PRC operating entities conducted outside of the U.S. In addition, our management consists of five officers who are all located in China and three independent directors, among which two are located in the United States and one is located in China. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside the U.S. See “Risk Factor — U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.” on page 44 of this Annual Report.

RISKS RELATED TO THE BUSINESS AND INDUSTRY OF THE PRC OPERATING ENTITIES

The PRC operating entities may be unable to effectively manage their rapid growth, which could place significant strain on their management personnel, systems and resources. The PRC operating entities may not be able to achieve anticipated growth, which could materially and adversely affect their business and prospects.

The PRC operating entities significantly expanded their business recently. In September 2022, Zhongchao announced its new strategic extension of the business model from “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient” for patients with oncology and other major diseases to meet patients’ different medical health needs. In 2021, the PRC operating entities’ business and operation was impacted by the COVID-19 pandemic and local governmental restrictions in response to the pandemic and to the medical related products, so the revenues and net income decreased. For the fiscal years ended December 31, 2024, 2023 and 2022, our revenues were $15,864,773, $19,433,945 and $14,151,516, respectively, and our net loss were $(273,413), $(11,307,239) and $(2,822,319), respectively. As of the date of this Annual Report, Zhongchao Shanghai maintains 10 subsidiaries and 1 branch, of which are located in China (Beijing, Shanghai, Hainan and Chongqing) to serve different customers in various geographic locations.

As of the date of this Annual Report, the PRC entities have 111 full-time employees and a few contractors from the third party. The PRC operating entities had been seeking business expansion countrywide, and, in consideration of cost, operation efficiency and business development need, established additional offices at shared workspace in 6 cities (Chongqing, Tianjin, Wuhan, Chengdu, Shijiazhuang and Baotou ) accommodating a total of 39 employees as of the date of this Annual Report. The rent for these offices at shared workspace is payable monthly or semi-annually, and the leases thereunder could be terminated with advanced notice. Zhongchao Shanghai and its subsidiaries are actively looking for additional locations to establish new offices and expand their current offices and sales and delivery centers. The PRC operating entities intend to continue their expansion in the foreseeable future to pursue existing and potential market opportunities. The PRC operating entities’ growth has placed and will continue to place significant demands on their management and administrative, operational and financial infrastructure. Continued expansion increases the challenges the PRC operating entities face in:

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

Our revenues could seriously decrease if there were adverse developments in the healthcare industry. Our near-term and long-term prospects depend upon selling the PRC operating entities’ services to the healthcare industry. In 2024, 35.2% of our revenues were derived from services provided to pharmaceutical enterprises. In 2023, 52.5% of our revenues were derived from services provided to pharmaceutical enterprises.   Accordingly, our success is highly dependent on the sales and marketing expenditures of pharmaceutical enterprises and The PRC operating entities’ ability to attract these expenditures. Some of the adverse developments in the healthcare industry that could affect our revenues would be:

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2024, two customers accounted for approximately 15.4% and 13.8% of the total revenue. For the year ended December 31, 2023, one customer accounted for approximately 13.7% of the total revenue. For the year ended December 31, 2022, one customer accounted for approximately 15.9% of the total revenue. The PRC operating entities’ ability to maintain close relationships with these and other major customers is essential to the growth and profitability of the PRC operating entities’ business. However, the volume of work performed for a specific client is likely to vary from year to year, especially when the PRC operating entities are not their customers’ exclusive healthcare information, education, and training services provider and the PRC operating entities do not have long-term commitments from any of their customers to purchase the PRC operating entities’ services. A major client in one year may not provide the same level of revenues for the PRC operating entities in any subsequent year. The healthcare information, education, and training services the PRC operating entities provide to their customers, and the revenues and income from those services, may decline or vary as the type and quantity of healthcare information, education, and training services the PRC operating entities provide changes over time. In addition, The PRC operating entities’ reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than The PRC operating entities’ performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of The PRC operating entities’ major customers could adversely affect our financial condition and results of operations.

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

The PRC operating entities have initiated their online operations in the recent 13 years and are developing its ability to provide its courses and education systems on a transactional basis over the Internet. The PRC operating entities’ future success will depend on their ability to develop the infrastructure effectively, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for the PRC operating entities’ services. In the event the PRC operating entities are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

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

The PRC operating entities’ business depends on their ability to successfully obtain payment from their customers of the amounts they owe us for work performed. As of December 31, 2024, 2023 and 2022, our accounts receivable balance amounted to approximately $4,682,320, $2,552,738 and $6,772,988, respectively. As of December 31, 2024, 2023 and 2022, we had doubtful allowance of $66,093, $2,197 and $207,269 against accounts receivable.  For the years ended December 31, 2024, 2023 and 2022, we wrote off $20,767, $1,247,907 and $543,315, respectively, against accounts receivable.  Since the PRC operating entities generally do not require collateral or other security from their customers, they establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust their allowance. There is no guarantee that we will accurately assess the creditworthiness of the PRC operating entities’ customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for the PRC operating entities’ customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If the PRC operating entities are unable to collect their receivables from their customers in accordance with the contracts with the PRC operating entities’ customers, our results of operations and cash flows could be adversely affected.

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

In connection with audits of our financial statements for the fiscal years ended December 31, 2024and 2023, our management identified below material weaknesses in the design and operation of our internal controls:

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

Our Class B Ordinary Share has 100 votes per share, and our Class A Ordinary Share has 1 vote per share. The shareholder who holds shares of Class B Ordinary Shares holds approximately 68.9%   of the voting power of our outstanding ordinary shares, assuming the exercise of the HF Warrant. Because of the one-hundred-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our ordinary share. This concentrated control will limit your ability to influence corporate matters for the foreseeable future.

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

Our current independent accounting firm, Prager Metis CPAs, LLC (“Prager Metis”), whose audit report is included in this Annual Report on Form 20-F, and our former independent accounting firm Marcum Asia CPAs LLP (“MarcumAsia” formerly known as “Marcum Bernstein & Pinchuk LLP”), are headquartered in New York, New York. Neither of them was included in the list of PCAOB Identified Firms in the PCAOB December Release. However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. In addition, on September 30, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. Network data processing activities refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

As of the date of this Annual Report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date. In the opinion of our PRC counsel, Han Kun Law Offices, neither we nor the PRC operating entities are required to voluntarily report for a cybersecurity review with the CAC under the Cybersecurity Review Measures, since neither we nor any of the PRC operating entities have not been identified by the regulatory authorities as a CIIO, and neither we nor any of the PRC operating entities currently have over one million users’ personal information nor do we anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us , our subsidiaries or the PRC operating entities to the Cybersecurity Review Measures. However, given that the Cybersecurity Review Measures do not provide explanation or interpretation for ‘affect or may affect national security’, the PRC regulatory authorities retain broad discretion in interpreting this provision. Should the authorities determine, at their discretion, that the Company’s data processing activities affect or may affect national security, the Company may be subject to a cybersecurity review, and there remains uncertainty as to whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Regulations on Network Data Security Administration. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws should they be deemed applicable to our operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot guarantee that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq capital market and the offering as well can be taken in a timely manner, or at all.

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

According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that any PRC operating entities will not be deemed as an “online platform operator.” On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. The Data Security Management Regulations Draft was formally adopted on August 30, 2024 as Regulations on the Network Data Security Management, which was promulgated on September 24, 2024 and took effect on January 1, 2025. Pursuant to Regulations on the Network Data Security Management, there is no provision related to list or offer securities abroad, and it will not affect us at this time. There remains uncertainty as to how the Review Measures and the Regulations on the Network Data Security Management will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Regulations on the Network Data Security Management. As of the date of this Annual Report, the MDMOOC online platform has more than 194,370 registered users and a database of more than 111,070 healthcare experts, and we currently do not hold more than one million users/users’ individual information. However, we may be deemed as a data processor under the Regulations on the Network Data Security Management.

The Cybersecurity Review Measures also provide that if a critical information infrastructure operator, or a CIIO, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. We do not expect to be a CIIO, since (i) we do not hold a large amount of individual information, and (ii) data processed in our business is less likely to have a bearing on national security, thus it may not be classified as core or important data by the authorities. However, due to the lack of further interpretations, the exact scope of what constitutes a “CIIO” remains unclear. As of the date of this Annual Report, we have not received any notice from any authorities identifying us as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, as of the date of this Annual Report, we or the PRC operating entities have not been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC.

As of the date of this Annual Report, we or the PRC operating entities have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. However, if we are deemed to be a critical information infrastructure operator or a company that is engaged in data processing and holds personal information of more than one million users, we could be subject to PRC cybersecurity review.

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

We conduct our business through the VIE, Zhongchao Medical Technology (Shanghai) Corp., or Zhongchao Shanghai, a PRC company, and through 10 subsidiaries of Zhongchao Shanghai, including Shanghai Zhongxun, Shanghai Zhongxin, Maidemu Health, Beijing Boya, , Hainan Muxin, Shanghai Huijing, Xinjiang Pharmaceutical, Beijing Yisuizhen, West Angel, and Shanghai Zhongxuan, each a PRC company. They commenced their operations under the name Zhongchao Medical Consulting (Shanghai) Limited, or Shanghai Zhongchao Limited, a limited liability company established under the laws of the PRC, to provide medical online and offline training services.

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

As of the date of this Annual Report, we have established nearly 25 courses for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 12 columns for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, systemic lupus erythematosus, Crohn’s disease and skin diseases.

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

As of the date of this Annual Report, we have established nearly 25 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 12 columns  for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, systemic lupus erythematosus, Crohn’s disease, and skin diseases. The total number of patients covered under these patient-aid projects has reached nearly 159,981 by the end of 2024.

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

As of the date hereof, the PRC operating entities have participated in approximately 19 patient management projects for approximately 10 types of different medications, serving approximately 163,160 patients. For the fiscal years ended December 31, 2024, 2023 and 2022, approximately 32.0%, 19.3% and 44.4% of our revenues were generated from Zhongxin Health patient management services, respectively.

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

Xinjiang Pharmaceutical commenced its pharmaceutical business from the second half of 2022. For the year ended December 31, 2024, 2023 and 2022, Xinjiang Pharmaceutical generated revenues of approximately $2.15 million, $9.03 million and $1.22 million from sales of patented drugs, respectively. As of the date hereto, the anti-influenza drug from Natco have been sold in over 20 provinces/cities in China

The Customers and End Users of the PRC Operating Entities

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

Services Customers

For the fiscal year ended December 31, 2024, we generated revenue of service business from a total of 64 customers, of which 35 customers were NFP and 29 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2023, we generated revenue of service business from a total of 73 customers, of which 26 customers were NFP and 47 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2022, we generated revenue of service business from a total of 76 customers, of which 34 customers were NFP and 42 customers were pharmaceutical enterprises.

We generate the revenues from a relatively small number of customers. For the fiscal years ended December 31, 2024, 2023 and 2022, the PRC operating entities’ pharmaceutical enterprise customers accounted for 21.8%, 13.1% and 33.1% of our total revenues, respectively. For the fiscal years ended December 31, 2024, 2023 and 2022, the PRC operating entities’ NFP customers accounted for 61.5%, 39.2% and 58.0%, of our total revenues, respectively.

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

Recent Development

Share Consolidation

On February 20, 2024, the Company held an extraordinary general meeting of shareholders at which shareholders resolved that: (a) with effect upon the commencement of the second business day following the extraordinary general meeting or such later date as the Company’s board of directors may determine, that the authorized, issued, and outstanding shares of the Company be consolidated and divided by consolidating: (i) every ten (10) Class A Ordinary Shares with a par value of US$0.0001 each into one (1) Class A Ordinary Share with a par value of US$0.001 each; and (ii) every ten (10) Class B Ordinary Shares with a par value of US$0.0001 each into one (1) Class B Ordinary Share with a par value of US$0.001 each, with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the previously existing shares of such class (the “Share Consolidation”); (b) subject to and immediately following the Share Consolidation being effected, the authorized share capital of the Company be increased from US$50,000 divided into 45,000,000 Class A Ordinary Shares with a par value of US$0.001 each and 5,000,000 Class B Ordinary Shares with a par value of US$0.001 each to US$500,000 divided into 450,000,000 Class A Ordinary Shares with a par value of US$0.001 each and 50,000,000 Class B Ordinary Shares with a par value of US$0.001 each (the “Share Capital Increase”); and (c) subject to the Share Consolidation and the Share Capital Increase being approved and effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect corrected typographical corrections, the Share Consolidation and the Share Capital Increase.

Registered Direct Offering

On October 1, 2024, the Company entered into securities purchase agreements with investors (collectively, the “Purchase Agreements”) providing for the issuance and sale by the Company of 3,094,000 Class A ordinary Shares, in a registered direct offering (the “Offering”). On October 2, 2024, the Company consummated the Offering and issued the Shares to the investors at a price of $0.30 per share, generating the gross proceeds to the Company in the total amount of $928,200. The Company did not retained an underwriter or placement agent with respect to the Offering and therefore was not paying any underwriting discounts or commissions. The Company was offering these Class A Ordinary Shares pursuant to a prospectus supplement dated October 1, 2024 and a prospectus dated December 17, 2021, which is part of a registration statement on Form F-3 (File No. 333-256190) that was declared effective by the Securities and Exchange Commission on December 17, 2021.

2024 Private Placement

On November 19, 2024, the Company consummated a private placement, pursuant to those certain securities purchase agreements, dated as of November 14, 2024 (the “Securities Purchase Agreements”), by and between the Company and the purchasers listed on the signature pages thereto (the “PIPE Purchasers”), in which the Company issued and sold (i) an aggregate of 10,000,000 Class A Ordinary Shares and (ii) warrants (the “PIPE Warrants,” and, together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 40,000,000 Class A Ordinary Shares at an exercise price of $1.80 per share with respect to 50% of the PIPE Warrants and an exercise price of $2.00 per share with respect to the other 50% of the PIPE Warrants, subject to adjustment as provided therein, for an aggregate purchase price of $3,000,000. The PIPE Warrants became exercisable for cash or on a cashless basis upon issuance.

On December 12, 2024, the Company issued an aggregate of 9,600,000 Class A Ordinary Shares to the PIPE Purchasers upon cashless exercise of the PIPE Warrants, pursuant to the terms of the PIPE Warrants. As of the date hereof, no PIPE Warrants remain outstanding.

PRC Operating Entities Related

In order to streamline the Company’s business structure, on December 13, 2024, Shanghai Xinyuan Human Resources Co., Ltd., previously a wholly owned subsidiary of Shanghai Zhongchao completed its deregistration, and on January 7, 2025, Zhixun Internet Hospital (Liaoning) Co., Ltd., previously a wholly owned subsidiary of Beijing Boya completed its deregistration in accordance with PRC laws, respectively.

On March 7, 2025, Beijing Yisuizhen Technology Co., Ltd. ( “Beijing Yisuizhen”) and Shanghai Zhongxin Medical Technology Co., Ltd (“Shanghai Zhongxin”) entered into an equity interest transfer agreement, pursuant to which Beijing Yisuishen transferred all its equity interest in West Angel (Beijing) Health Technology Co., Ltd. (“West Angel”) to Shanghai Zhongxin for a total consideration of approximately $850,884. As a result, Shanghai Zhongxin owns 60% of equity interest in West Angel.

On February 7, 2025, Shanghai Zhongxuanboya Medical Technology Co., Ltd. (“Shanghai Zhongxuanboya”) was incorporated under the PRC laws, 100% of equity interest of which is owned by Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”), a wholly owned subsidiary of Zhongchao Shanghai. Shanghai Zhongxuanboya is primarily engaged in providing patient management services.

On February 24, 2025, Hainan Muxin Medical Technology Co., Ltd. (“Hainan Muxin”), a wholly owned subsidiary of Shanghai Zhongxin, and Shanghai Zhongxuanboya entered into an equity interest transfer agreement, pursuant to which Hainan Muxin agreed to transfer all its equity interest in Beijing Yisuizhen to Shanghai Zhongxuanboya. As a result, Beijing Yisuizhen became a wholly owned subsidiary of Shanghai Zhongxuanboya. On March 26, 2025, Beijing Yisuizhen changed its name to Beijing Zhongxuanboya Medical Technology Co., Ltd. (“Beijjing Zhongxuanboya”).

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

As of the date of this Annual Report, we have 5 researchers in the product development team.

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

During fiscal years 2024, 2023 and 2022, our R&D expenses were approximately $252,451, $514,411 and $411,524, respectively, representing 1.6%, 2.6% and 2.9% of our total revenues for fiscal years 2024, 2023 and 2022, respectively.

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

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect on March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents the PRC operating entities post on their website, such as video-audio clips and course materials, may be deemed as online publications. In addition, foreign-invested enterprises are not allowed to engage in the foregoing services. The Administrative Regulations on Publishing (2024 Revised), which was promulgated by the State Council on December 6, 2024 and became effective on January 20, 2025, specifies that entities and individually owned businesses engaging in retail of publications shall obtain a publication business permit.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated on September 25, 2000 and amended on January 8, 2011 and December 6, 2024 by the State Council, commercial internet information services providers, which means providers of information or services to internet users with charge, shall obtain a VATS License with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent regulatory authorities before providing any commercial internet content services within the PRC.

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

Regulations Relating To Drugs Retail Industry

In September 1984, the SCNPC promulgated the Drug Administration Law of the PRC, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical whole sale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. Where the trading of drugs is conducted without a Pharmaceutical Operation License, the illegal incomes by selling drugs shall be confiscated and the local Food and Drug Administration, or the FDA (currently known as the Medical Products Administration, or the MPA) shall impose the fine ranging from 15 to 30 times of the value of the illegally sold drugs (including sold or unsold drugs). The Implementation Rules for the Drug Administration Law of the PRC, was promulgated by the State Council in August 2002 and amended in 2016, 2019 and 2024, which emphasized the detailed implementation rules of drugs administration. The China Food and Drug Administration, or the CFDA (currently known as the National Medical Products Administration, or the NMPA) promulgated the Measures for the Administration of Pharmaceutical Operation License in February 2004 as amended in 2017, which stipulates the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed through application six months prior to its expiration date. On September 27, 2023, the SAMR promulgated the Measures for the Supervision and Management of Drug Distribution and Use Quality, which came into effect in January 1, 2024 and replaced the Measures for the Administration of Pharmaceutical Operation License, to further clarify the procedure, renewal, supervision and inspection of the drug operation licenses. The valid term of the Pharmaceutical Operation License is five years and shall be renewed during the period ranging from six months to two months prior to its expiry.

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

According to the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, promulgated by the CFDA in January 2007 and effective in May 2007, pharmaceutical manufacture and operation enterprises and medical institutions shall be responsible for the quality of pharmaceuticals they manufacture, provide or use. The operation of prescription drugs is highly regulated under these rules. Prescription drugs may not be sold by pharmaceutical retail enterprises without valid prescriptions and an enterprise in violation of such restriction will be instructed to rectify any violation, given a disciplinary warning, if it fails to do so or the circumstances are serious, it shall be imposed a fine of no more than RMB1,000. In addition, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over Internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and imposed a fine of not more than two times the value of the pharmaceuticals sold, but not more than RMB30,000. The Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals was repealed according to according to the Measures for the Supervision and Management of Drug Distribution and Use Quality that was promulgated by State Administration for Market Regulation on September 27, 2023, effective as of January 1, 2024, which further clarifies the operation management of drugs. The newly revised Drug Administration Law of the PRC in 2019 does not include restrictions on online sale of prescription drugs. Furthermore, according to the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and amended in 2012, 2015 and 2016 respectively, the pharmaceutical operation enterprises shall take effective quality control measures over the process of procurement, storage, transportation and sale of drugs in order to ensure their quality.

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

Regulations Relating To Operation Of Medical Devices

The Measures on the Supervision and Administration of the Business Operations of Medical Devices, or the Measures on Medical Devices, which was promulgated by CFDA on July 30, 2014 and amended on November 17, 2017, a proposed amendment was promulgated on March 10, 2022 and took effect on May 1, 2022, applies to any business activities of medical devices as well as the supervision and administration thereof conducted within the territory of the PRC. Pursuant to the Measures on Medical Devices, CFDA shall be responsible for the supervision and administration of nationwide business operations concerning medical devices. Medical devices are divided into three classes depending on the degree of risks of medical devices. Entities engaged in distribution of Class III medical devices shall obtain a medical device operating license and entities engaged in distribution of Class II medical devices shall complete filings with the competent local MPA, while entities engaged in distribution of medical devices of Class I are not required to conduct any filing or obtain any license. In addition, in accordance with Regulations on Supervision and Administration of Medical Devices, promulgated by the State Council on February 9, 2021 and effective as of June 1, 2021, was amended on December 6, 2024 and took effect on January 1, 2025, Class II and Class III medical devices shall be registered with the NMPA or its local branches, while Class I medical devices shall be filed with the competent local MPA. In the event that the business operator in distribution of Class III medical devices without a medical device operating license or the business operator in distribution of Class II or Class III medical devices that are not registered with the NMPA or its local branches, the business operator may be imposed fine or be shut down by the authorities.

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

On September 30, 2024, the State Council published the Regulations on Network Data Security Administration, or the Network Data Regulation, which became effective on January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

Regulation Related to Private Education

The laws and regulations governing foreign investments in private education institutions in China are complex and have been developing. Pursuant to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version), or the Catalog, which is the principal regulation governing foreign investment activities in China, foreign investments in pre-school education institutions, ordinary senior high schools and institutions of higher education fall within the foreign restricted category (limited to the form of sino-foreign cooperative joint ventures), and such joint ventures shall be led by the Chinese party, which means the principal or the key administrative person-in-charge shall be a PRC national, the number of Chinese members of the council, board of directors or joint administrative committee shall account for at least half of the total. In addition, the foreign investments in compulsory or religious education institutions are prohibited. The Catalog does not provide specific restrictions on foreign investments in institutions like us that provide healthcare learning products and services to the public. Besides, pursuant to the PRC Regulations on Sino-foreign Cooperative Education (2019 Revision) and other education-related laws and regulations in China, foreign education institutions and other foreign organizations or individuals may not by themselves alone establish schools or other education institutions within China which mainly enroll Chinese citizens, and sino-foreign cooperative education institutions shall have corresponding qualifications and relatively high education quality.

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

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on February 20, 2002, amended on July 1, 2004, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration, and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyright applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations, promulgated by the State Council on June 4, 1991 and last amended on January 30, 2013.

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

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security on September 6, 2011, and became effective on October 15, 2011, was later amended on December 23, 2024, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

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

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC, which was promulgated by SCNPC on December 29, 1993 and became effective on July 1, 1994 and subsequently amended on December 25,1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018, and December 29, 2023, the Foreign Investment Enterprise Law (1986) and its detailed rules, Foreign Investment Law, which was promulgated by SCNPC on March 15, 2019 and became effective on January 1, 2020.

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

Regulations Relating to Foreign Investment

As a provider of health information, healthcare education and training services to healthcare professionals and the public in China, the PRC operating entities offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products. As of the date of the Annual Report, the PRC subsidiary of the VIE holds the Internet Content Provider License, and it falls within the restricted foreign investment for value-added telecommunications services that foreign ownership may not be more than 50%.   In addition, if the competent PRC government authorities determine that the PRC operating entities’ business operations of health information, healthcare education and training services are subject to the licensing requirements for internet audio-visual programming, internet culture business operating and online publishing (See “Risk Factor—Risks Related to Doing Business in China—The PRC operating entities may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs”, and “Risk Factors—Risks Related to Doing Business in China— The PRC operating entities’ failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct their operations in China could have a material adverse impact on our business, financial conditions and results of operations.”), the PRC operating entities may be required to obtain the Online Transmission of Audio-Visual Programs License, Internet Culture Business Operating License and Online Publishing License, which fall into the category of prohibited foreign investment. The PRC operating entities’ business activities other than the above mentioned are not set out in the Negative List or any encouraged catalogue.

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

D. Property, Plants and Equipment

Our headquarter and executive office is located in Shanghai, China and consist of approximately 166.23 square meter of office space. We purchased this office in November 2024 for a total purchase price of $668,796. We purchased another office in March 2024 located in Beijing, China and consist of approximately 736.31 square meter of office space, for a total purchase price of $2,096,157. In addition to our headquarter, we lease space in other 6 cities, including Shijiazhuang, Chongqing, Tianjin, Wuhan, Baotou and Chengdu. Rent expenses amounted to $218,227, $412,891 and $498,166 for the years ended December 31, 2024, 2023 and 2022, respectively. The PRC operating entities have been seeking business expansion countrywide, and in consideration of cost, operation efficiency and business development need, established additional offices at shared workspace in 6 cities (Tianjin, Wuhan, Shenyang, Chengdu, Shijiazhuang and Baotou) accommodating a total of 39 employees as of the date of this Annual Report. The rent for these offices at shard workspace is payable monthly or semi-annually, and the leases thereunder could be terminated with advance notice. As a part of talent recruitment and retainment strategy and in the consideration of cost efficiency, the Company also purchased some residential apartments as listed in the table below, which allow the Company to provide flexibility for talents in different cities, recruit and retain talents with competitive employment benefit, increase the cost efficiency from the salaries among different cities, and contribute into local development of Company’s business.

We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

The table below sets forth a summary of our primary facilities:

No.	Facility	Lease (L)/ Own (O)	Location	Space	Lease Terms

1	Beijing Office	O	Chaoyang District, Beijing, China	736.31 square meters	-

2	Shanghai Office	O	Jing’An District, Shanghai, China	166.23 square meters	-

3	Tianjin Office	L	Tianjin, China	Shared office	6/1/2024-6/1/2025

4	Chongqing Office	L	Chongqing, China	243.37 square meters	4/10/2024-4/10/2026

5	Shijiazhuang Office	L	Shijiazhuang, Hebei Province, China	143.01 square meters	1/7/2025-8/23/2025

6	Japan Houses	O	Japan	347.29 square meters	-

7	Tongzhou House	O	Tongzhou District, Beijing, China	214.31 square meters	-

8	Tangshan Dorm	O	Tangshan, Hebei Province, China	136.81 square meters	-

9	Manhattan Condo	O	New York, U.S.	594 ft.	-

10	Chongqing Dorm	L	Chongqing, China	85.35 square meters	4/1/2024-3/31/2025

11	Beijing Dorm	L	Xicheng District, Beijing, China	122.00 square meters	1/1/2021-12/31/2026

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

	For the Years Ended
	December 31,
	2024		2023		2022
Revenues	$		$		$
Service		13,712,964		10,406,734		12,935,420
Product		2,151,809		9,027,211		1,216,096
Total revenues		15,864,773		19,433,945		14,151,516
Cost of revenues
Service		(5,510,088)		(5,162,425)		(7,166,871)
Product		(1,442,472)		(5,759,328)		(627,981
Total cost of revenues		(6,952,560)		(10,921,753)		(7,794,852)
Gross Profit		8,912,213		8,512,192		6,356,664

Operating Expenses
Selling and marketing expenses		(4,010,382)		(6,710,757)		(2,099,968)
General and administrative expenses		(4,989,784)		(6,697,309)		(6,799,634)
Research and development expenses		(252,451)		(514,411)		(411,524)
Loss from disposal of property and equipment		(863)		(1,719,442)		-
Impairment of goodwill		-		(5,617,865)		-
Impairment of intangible assets		-		(536,206)		-
Total Operating Expenses		(9,253,480)		(21,795,990)		(9,311,126)

Loss from Operations		(341,267)		(13,283,798)		(2,954,462)

Interest income, net		243,008		237,054		142,014
Other income, net		160,015		1,069,745		262,442
Income (Loss) Before Income Taxes		61,756		(11,976,999)		(2,550,006)

Income tax (expenses) benefits		(335,169)		669,760		(272,313)

Net Loss		$(273,413)		$(11,307,239)		$(2,822,319)

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services and patient management services for patient-aid projects. We also generate revenues from sales of patented drugs.

Revenues decreased by approximately $3.6 million, or 18.4%, from approximately $19.4 million for the fiscal year ended December 31, 2023 to approximately $15.9 million for the fiscal year ended December 31, 2024. The overall revenue decrease was primarily caused by a decrease of approximately $6.9 million in revenues from sales of drugs. These drugs, introduced in the second half of 2022, quickly reached peak sales in 2023 during the spread of COVID-19. However, demand for the drugs normalized in 2024, leading to the lower sales. The decrease in revenue was partially offset by the increase in revenue from medical training and education services of approximately $1.3 million as we held more offline education seminars in 2024 due to the absence of COVID-19 related disruptions. The decrease in revenue was also offset by the increase of patient management services of approximately $1.9 million as we provided assistance in patient-aid projects on more rare diseases in 2024.

For the fiscal years ended December 31, 2024 and 2023, we earned a gross profit margin of 56.2% and 43.8%, respectively. For product sales, we earned a gross profit margin of 33.0% in the fiscal year ended December 31, 2024 as compared to 36.2% for the fiscal year ended December 31, 2023. The slight decrease in gross margin for product sales was primarily due to the decrease of unit selling prices and the unchanged cost. For service sales, we earned a gross profit margin of 59.8% as compared to 50.4% for the fiscal year ended December 31, 2023. The increase in gross profit margin for service sales was mainly due to a shift in the mix of services sold, with the fiscal year of 2024 we providing more consulting and academic support services, which had higher profit margins.

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

Cost of revenues decreased by approximately $4.0 million, or 36.3%, from approximately $10.9 million for the fiscal year ended December 31, 2023 to approximately $6.9 million for the fiscal year ended December 31, 2024. The decrease was mainly attributable to a decrease of approximately $4.3 million in cost of patented drugs, consistent with the decrease in sales. The decrease was partially offset by the increase of approximately $0.3 million in cost of revenue for medical training, education services and assistance in patient-aid projects.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $2.7 million, or 40.2%, from approximately $6.7 million for the fiscal year ended December 31, 2023 to approximately $4.0 million for the fiscal year ended December 31, 2024. The decrease was mainly attributable to: i) a decrease of approximately $1.5 million in advertising and promotion expenses as the Company gained reputation in medical healthcare industry and decreased domestic related expenditure, ii) a decrease of approximately $0.9 million in sales commission paid to third parties as the Company’s patented drug sales decreased, and iii) a decrease of approximately $0.4 million in salary and welfare expenses due to sales force reduction as the Company experienced a decrease in patented drug sales. The decrease was partially offset by the increase of approximately $0.1 million in other selling and marketing expenses.

General and administrative expenses

General and administrative expenses decreased by approximately $1.7 million, or 25.5%, from approximately $6.7 million for the fiscal year ended December 31, 2023 to approximately $5.0 million for the fiscal year ended December 31, 2024. The decrease was mainly attributable to: i) a decrease of approximately $1.2 million in bad debt expenses as the Company enhanced their collection efforts in 2024, ii) a decrease of approximately $0.8 million in salary and welfare expenses as a result of decreased personnel number, and iii) a decrease of approximately $0.3 million in depreciation and amortization expenses. The decrease was partially offset by an increase of approximately $0.6 million in professional service expenses mostly related to business development.

Research and development expenses

Research and development expenses decreased by approximately $0.2 million, or 50.9%, from approximately $0.5 million for the fiscal year ended December 31, 2023 to approximately $0.3 million for the fiscal year ended December 31, 2024. The decrease was mainly attributable to the decreased personnel number as the Company reduced its R&D projects.

Impairment of property and equipment, goodwill and intangible assets

For the year ended December 31, 2023, impairment of property and equipment represented full impairment of one property which would be dismantled at the request of local government authority because the construction of the property violated relevant local rules and regulations. For the year ended December 31, 2023, we recognized full impairment loss of goodwill from the acquisition of West Angel and full impairment loss of intangible assets acquired as part of the West Angel acquisition as the operating results of West Angel reporting unit is significantly below our original anticipation. For the year ended December 31, 2024, we do not have any similar impairment.

Other income, net

For the fiscal year ended December 31, 2024, other income, net was primarily consisted of approximately $0.1 million gain from changes in fair value of our short-term investments.

For the fiscal year ended December 31, 2023, other income, net was primarily consisted of approximately $0.7 million gain from changes in fair value of our short-term investments and approximately $0.1 million upward adjustments to our long-term investments in an equity security as well as approximately $0.1 million government subsidies.

Income tax expenses

We had income tax expense of approximately $0.3 million for the fiscal year ended December 31, 2024, as compared to tax benefit of approximately $0.7 million for the fiscal year ended December 31, 2023.

Current income tax expenses decreased by $21,949 from $69,467 for the fiscal year ended December 31, 2023 to $47,518 for the fiscal year ended December 31, 2024. The decrease was mainly due to combined effects of i) we incurred net operating losses in some of our subsidiaries leading to a decrease of current income tax expenses, and ii) certain the VIE’s subsidiaries qualified as Small and Micro-sized Enterprises (“SMEs”) in the year of 2024, which were entitled to preferential income tax rate, leading to a decrease of current income tax expenses.

For the year ended December 31, 2024, we had deferred tax expense of approximately $0.3 million as compared to deferred tax benefit of approximately $0.7 million in the year ended December 31, 2023. The change was mainly due to increase in deferred income tax expense related to unbilled revenue and the increase of valuation allowance.

Net income

As a result of the foregoing, we reported a net loss of approximately $0.3 million for the year ended December 31, 2024, as compared with a net loss of approximately $11.3 million for the year ended December 31, 2023.

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

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Contractual obligations

As of December 31, 2024, our contractual obligation primarily comprised of operating lease payments, which is presented in below table:

For the year ended December 31, 2025	$53,597
For the year ended December 31, 2026	5,817
Total lease payments	59,414

(1)	We lease offices which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2024, our future lease payments totaled $59,414.

Taxation

Cayman Islands

Under the current tax laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of BVI, our subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

Hong Kong

Zhongchao HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. We did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there is no withholding taxed in Hong Kong on remittance of dividends.

USA

Zhongchao USA is incorporated in the United States and is subject to a federal tax rate of 21%.

Japan

Under the current tax laws of Japan, Zhongchao Japan is incorporated in Japan is subject to an income tax rate of 30%.

PRC

For the years ended December 31, 2024 and 2023, Zhongchao Shanghai was subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Our other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as SMEs.

For the year ended December 31, 2022, Zhongchao Shanghai and Beijing Branch of Shanghai Zhongxun were subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. Our other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as SMEs.

SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB 3,000,000 and no reduction for the remaining taxable income for the year ended December 31, 2024 and 2023; a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increases of 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our operations primarily through cash flows from operations, and equity financing.

During the years ended December 31, 2024, 2023 and 2022, we had a net loss of approximately $0.3 million, $11.3 million and $2.8 million, respectively. In the year of 2022, we raised proceeds of $1,850,744 from a shelf offering of 1,060,000 of our Class A ordinary shares. In the year of 2024, we raised proceeds of $3,838,200 from a shelf offering of 13,094,000 of our Class A ordinary shares.

As of December 31, 2024, we had cash and cash equivalents of approximately $7.8 million and working capital of approximately $17.2 million. We intend to continue to use these funds to grow our business primarily by:

●	Strengthen our brand awareness of MDMOOC and Zhongxin Health

●	Expand and enhancement of medical course content

●	Grow medical professional user community

●	Recruit more experienced editorial staff, and

●	Develop new teaching platforms

●	Explore the business in services for cancer patients support

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

To utilize the proceeds, we received from the private placement for the fiscal year ended December 31, 2024, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations.

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

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2024, 2023 and 2022.

	For the Years Ended December 31,
	2024	2023	2022
Net cash (used in) provided by operating activities	$(1,473,243)	$54,229	$(661,740)
Net cash used in investing activities	(1,807,753)	(3,754,655)	(3,346,658)
Net cash provided by financing activities	3,838,200	-	1,850,744
Effect of exchange rate changes on cash and cash equivalents	(264,592)	(271,333)	(236,875)
Net change in cash and cash equivalents	292,612	(3,971,759)	(2,394,529)
Cash and cash equivalents at beginning of year	7,548,694	11,520,453	13,914,982
Cash and cash equivalents at end of year	$7,841,306	$7,548,694	$11,520,453

Operating activities

Fiscal Years Ended December 31, 2024 and 2023

Net cash used in operating activities was $1,473,243 for the fiscal year ended December 31, 2024, a change of $1,527,472 from net cash provided by operating activities of $54,229 for the fiscal year ended December 31, 2023. We incurred net loss of $273,413 for the fiscal year ended December 31, 2024, a change of $11,033,826, from net loss of $11,307,239 for the fiscal year ended December 31, 2023. In addition to the change in profitability, the change in net cash used in operating activities was the result of several factors, including:

●	An increase of $2,295,858 in accounts receivable for the fiscal year ended December 31, 2024 was mainly caused by an increase of service revenue close to the end of year 2024, which was mainly due to the absence of COVID-19 related disruptions and services demand normalized in 2024, and the Company generally provide credit term ranging between one to six months for customers.

●	A decrease of $1,285,433 in prepayments for the fiscal year ended December 31, 2024 which was mainly caused by decreased purchases for the drugs to reduce our inventories in the year of 2024.

●	A decrease of $620,949 in advances from customers for the fiscal year ended December 31, 2024 which was mainly due to the decrease in our drugs sales which customers are required to prepay for their orders.

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

Investing activities

For the fiscal year ended December 31, 2024, we had net cash used in investing activities of $1,807,753 which was primarily attributable to purchase of properties and equipment of $3,045,183, investments of $10,656,730 in short-term investments. The cash used in investing activities was partially offset by proceeds of $11,421,047 from redemption of short-term investments, collection of loans of $277,944 from third parties and proceeds of $195,169 from redemption of equity investment.

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

Financing activities

For the fiscal year ended December 31, 2024, we had net cash provided by financing activities of $3,838,200 from offering 13,094,000 Class A ordinary shares, including 3,094,000 Class A ordinary Shares in a registered direct offering and 10,000,000 Class A Ordinary Shares and such PIPE Warrants to purchase an aggregate of 40,000,000 Class A Ordinary Shares in a private placement sale.

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

Our research and development expenses were $252,451, $514,411 and $411,524 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

We will continue to commit to work on the development and maintenance in our platform and database as we intend to provide professionals and consumers with Internet-based access to our courses and education software and enhance the consumer experience.

For more information, see “Item 4.B. Business Overview – Research and Development (“R&D”) and – Intellectual Property.”

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

E. Critical Accounting Policies and Estimates

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Room 2504, OOCL Tower, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

Name	Age	Position
Weiguang Yang	43	President, Chief Executive Officer, and Chairman of the Board
Pei Xu	43	Chief Financial Officer, Secretary, and Director
Xuejun Chen	46	Chief Medical Officer
Baoqian Tian	41	Chief Sales Officer
Shuang Wu	41	Chief Operating Officer
John C. General (1)(4)	63	Independent director
Kevin Dean Vassily (2)	59	Independent director
Dan Li (3)	49	Independent director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

Weiguang Yang is the founder of Zhongchao Inc. and Zhongchao Shanghai. He has served as our general manager Zhongchao Shanghai since August 2012. From January 2021 and September 2023, Mr. Yang served as the co-chief executive officer and director of TradeUp Acquisition Corp. (NASDAQ: UPTD), a special purpose acquisition corporation. From June 2013 to June 2016, Mr. Yang served as the first Chinese board member on the Global Alliance for Medical Education (GAME), a non-for-profit organization dedicated to the advancement of innovation in medical education throughout the world. From October 2010 to July 2012, Mr. Yang was the general manager at Medwork, a continuing medical education company. Mr. Yang a master’s degree in business administration from the School of Economics and Management of Tsinghua University in 2024 and obtained a bachelor’s degree in Clinical Medicine Science (traumatic surgery) from Gannan Medical University in 2005. Mr. Yang attended the master course of Social Medicine and Health Management as continuing education from 2006 to 2008 in Capital Medical University of China. From 2010 to 2012, Mr. Yang took part in the master course of Integrated Marketing Communication in Tsinghua University.

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

Kevin Dean Vassily is an independent director of the Company. Since March 28, 2024, Mr. Vassily has served as an independent director of Tungray Technologies Inc (NASDAQ: TRSG), an engineer-to-order company that provides customized industrial manufacturing solutions to Original Equipment Manufactures in semiconductors, printers, electronics, and home appliances industries. Since August 2024, Mr. Vassily has served as an independent director of Autozi Internet Technology (Global) Ltd. (NASDAQ: AZI), a provider of automotive products and services in China. Mr. Vassily also serves as an independent director for two special purpose acquisition companies listing on Nasdaq, including (i) Denali Capital Acquisition Corp. (NASDAQ: DECA) since April 2022, and (ii) Aimfinity Investment Corp. I (NASDAQ: AIMA) since March 2023. Mr. Vassily served as an independent directors of Feutune Light Acquisition Corp. (NASDAQ: FLV), previously a special purpose acquisition company, from June 2022 till June 2024, when Feutune Light Acquisition consummated the business combination with Thunder Power Holdings Limited, and Mr. Vassily has served as an independent director of Thunder Power Holdings Limited (NASDAQ: AIEV). In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (NASDAQ: IPW), an online provider of consumer home products and B2B ecommerce services. Since July 2018 he has served as an advisor at Prometheus Fund, responsible to provide strategic, due diligence, and opportunity sourcing for Shanghai based merchant bank/PE firm focused on the “green” economy. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, a financial analytics company focused on the Asset Management industry. From July 2018 to January 2020, he served as an advisor at Go Capture, responsible to provide strategic, business development, and product development advisory work for emerging “Data as a Service” platform. Mr. Vassily served as an associate director of research at Keybanc Capital Markets, responsible for the KeyBanc Data Insights initiative and co-managed the Technology Research vertical from January 2015 to June 2018. From December 2010 to December 2014, he served as the director of research at Pacific Epoch, responsible for a complete overhaul of product and a complete business model restart post acquisition focusing on a “data-first” offering. From May 2007 to December 2010, he served as Asia technology business development/senior analyst at Pacific Crest Securities, responsible for establishing firm’s presence and relevance covering Asia Technology. From June 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, responsible for research in semiconductor and related technologies. From January 2001 to May 2003, he served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners, responsible for publishing research and maintaining financial models on each of the companies under coverage. He holds a bachelor degree in liberal arts from Denison University and a master degree in business administration from the Tuck School of Business at Dartmouth College.

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

B. Compensation

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended 2024.

Name/principal position	Salary	Equity Compensation	All Other Compensation	Total Paid
Weiguang Yang/ CEO(1)	$66,707	$-	$-	$66,707

Pei Xu / CFO(2)	$45,839	$-	-	$45,839

Xuejun Chen / Chief Medical Officer(3)	$63,371	$-	$-	$63,371

Baoqian Tian / Chief Sales Officer(4)	$83,438	$-	$-	$83,438

Shuang Wu / Chief Operating Officer(5)	$31,686	$-	$-	$31,686

(1)	Appointed Chairman and CEO effective as of August 2019.

(2)	Appointed CFO effective as of August 2019

(3)	Appointed Chief Medical Officer effective as of August 2019.

(4)	Appointed Chief Sales Officer effective as of August 2019.

(5)	Appointed Chief Operating Officer effective as of August 2019.

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

Director Compensation

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his or her duties as a director. Employee directors will not receive any additional remuneration for serving as directors of the Company other than their remuneration as employees of the Company. Each of the non-employee directors is entitled to receive annual cash compensation in the amount of $24,000, payable quarterly, and stock option to purchase certain amount of Class A Ordinary Shares under Company’s 2019 Equity Incentive Plan. On December 27, 2024, we compensated each of three independent directors, John C. General, Kevin Dean Vassily, and Dan Li, 13,000 Class A Ordinary Shares for their services provided to the Company as members of the Board and the Board’s committees.

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

Number of Class A Ordinary Shares.

The number of Class A Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Class A Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 97,088   (giving effect to the 2024 Share Consolidation) Class A Ordinary Shares and (ii) on each January 1, starting with January 1, 2020 until December 31, 2025, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Class A Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Class A Ordinary Shares as may be determined by the Committee, subject in all cases to adjustment as provided in. If an Award (or any portion thereof) terminates, expires or lapses or is cancelled for any reason, any Class A Ordinary Shares subject to the Award (or such portion thereof) shall again be available for the grant of an Award pursuant to the Plan (unless the Plan has terminated). If any Award (in whole or in part) is settled in cash or other property in lieu of Class A Ordinary Shares, then the number of Class A Ordinary Shares subject to such Award (or such part) shall again be available for grant pursuant to the Plan. Class A Ordinary Shares that have actually been issued under the Plan, pursuant to Awards under the Plan shall not be returned to the Plan and shall not cause the number of Class A Ordinary Shares available to be subject to Awards under the Plan to be increased. Subject to any required action by the shareholders of the Company, the number of Class A Ordinary Shares covered by each outstanding Award, the number of Class A Ordinary Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, and the number of Class A Ordinary Shares subject to grant as Incentive Stock Options, as well as the price per Class A Ordinary Shares covered by each such outstanding Award and any other affected terms of such Awards, shall be proportionally and equitably adjusted for any increase or decrease in the number of issued Class A Ordinary Shares resulting from a subdivision or consolidation, share dividend, amalgamation, spin-off, arrangement or consolidation, combination or reclassification of Class A Ordinary Shares. Except as the board of director or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

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

C. Board Practices

Composition of Board; Risk Oversight

Our Board of Directors consists of five (5) directors as of this Annual Report. Pursuant to our Amended and Restated Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by resolution of our shareholders. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”). The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a one year term, and the term of the current Class I Directors, consisting of Weiguang Yang and Pei Xu, expires on December 18, 2025 The Class II Directors shall stand elected for a five-year term and the term of the current Class II Directors, consisting of John C. General, Kevin Dean Vassily, Dan Li, expires on December 18, 2029. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors.

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

D. Employees

As of the date of this Annual Report, we had a total of 111 full-time employees, of which 5 are in research and development, 19 are in sales and marketing, 74 are in technical and customer services, and 13 are in general administration.

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

The percentage of beneficial ownership owned is based on 24,839,131 Class A Ordinary Shares (including 135,007 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, see “Our Corporate History and Structure” on page 51) and 549,772 Class B Ordinary Shares outstanding as of the date of this Annual Report.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
	Shares	Power	Shares	Power*
Directors and Executive Officers
Weiguang Yang(1)(9)	-	-	549,772	69.0%
Pei Xu (2) (10)	29,292	*	-	-
Xuejun Chen (3) (10)	59,099	*	-	-
Baoqian Tian (4) (10)	17,138	*	-	-
Shuang Wu (5) (10)	55,887	*	-	-
John C. General (6)	15,400	*
Dan Li (7)	15,400	*
Kevin Dean Vassily (8)	15,400	*

Worthy Health Limited Partnership (10)	256,954	*	-	-
All directors and executive officers as a group (8 persons)	207,616	*	549,772	69.0%
5% Holders
More Healthy Holdings Limited(9)	-		549,772	69.0%
CLOUDCHASER INTERNATIONAL HOLDING LIMITED(11)	1,470,000	1.8%	-	-
DREAM WEAVERS HOLDING LIMITED(12)	1,470,000	1.8%	-	-
GREEN TREES HOLDING LIMITED(13)	1,470,000	1.8%	-	-
ROADVENTURES HOLDING LIMITED(14)	1,470,000	1.8%	-	-

*	Represents less than 1%.

●	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 100 votes.

●	Unless otherwise indicated, the business address of each of the individuals is Zhongchao, Room 2504, OOCL Tower, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

(1)	Mr. Weiguang Yang is the Chairman, Chief Executive Officer, and President of Zhongchao. Mr. Yang holds the shares through his control of More Healthy Holdings Limited.

(2)	Ms. Pei Xu is the Chief Financial Officer of Zhongchao.

(3)	Mr. Xuejun Chen is the Chief Medical Officer of Zhongchao.

(4)	Mr. Baoqian Tian is the Chief Sales Officer of Zhongchao.

(5)	Ms. Shuang Wu is the Chief Operating Officer of Zhongchao.

(6)	Mr. John C. General is the independent director, chair of the Audit Committee, and Audit Committee financial expert of Zhongchao.

(7)	Ms. Dan Li is the independent director and the chair of the Nominating Committee of Zhongchao.

(8)	Ms. Kevin Dean Vassily is the independent director and the chair of the Compensation Committee of Zhongchao.

(9)	More Healthy Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands (“More Healthy”). The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang.

(10)	Worthy Health Limited Partnership is a limited partnership incorporated under the laws of British Virgin Islands (“Worthy Health”), the general partner of which is More Successful Group Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“More Successful”), which is controlled by Pei Xu who acts as the sole director of More Successful. The general partner exercises the voting rights with respect to the shares held by Worthy Health. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in Worthy Health. As limited partners, Pei Xu, Xuejun Chen, Baoqian Tian, and Shuang Wu respectively own 11.4%, 23%, 6.67%, and 21.75% partnership interests of Worthy Health. The principal office address of Worthy Health is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

(11)

CLOUDCHASER INTERNATIONAL HOLDING LIMITED is a British Virgin Islands company, over which the person having voting, dispositive or investment powers is  Zhengbo Ma. The business address is Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(12)

DREAM WEAVERS HOLDING LIMITED is a British Virgin Islands company, over which the person having voting, dispositive or investment powers over is Wei Zheng. The business address is Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(13)

GREEN TREES HOLDING LIMITED is a British Virgin Islands company, over which the person having voting, dispositive or investment powers over is Xiaoyin Zheng. The business address is Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(14)

ROADVENTURES HOLDING LIMITED is a British Virgin Islands company, over which the person having voting, dispositive or investment powers over is Xiaolin Wen. The business address is Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

As of the date of this Annual Report, there were 25 holders of record entered in our Class A ordinary share register and 1 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See the section entitled “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Share Incentive Plan

See the section entitled “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 99.1 to the Current Report on Form 6-K filed on December 20, 2024 and are hereby incorporated by reference into this Annual Report.

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

The functional currency for our Chinese subsidiaries and VIEs is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 1.6% in fiscal year 2024, depreciated by 5.0% in fiscal year 2023, and depreciated by 8.2% in fiscal year 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2024, the Company held cash and cash equivalents of $7,841,306 and certificate of deposits of $5,238,000 included in short-term investment.

●

In Mainland China, each depositor at each bank is insured by the government authority with the maximum limit of RMB 500,000 (approximately $68,500). As of December 31, 2024, a cash balance of $2,583,069 and a short-term investments balance of $2,040,000 were deposited in financial institutions located in Mainland China, of which $3,983,909 was subject to credit risk. The Company had cash equivalent of $1,780,993 that was invested in highly liquid investments with original maturities of three months or less in financial instructions located in Mainland China that was not insured by the aforementioned deposit insurance.

●

In the United States, each depositor at each bank is insured by the government authority with the maximum limit of $250,000 by the Federal Deposit Insurance Corp (“FDIC”). As of December 31, 2024, a cash balance of $253,962, a cash equivalent balance of $1,000,000 with original maturities of three months or less, and also a short-term investments balance of $3,198,000 were deposited in the financial institutions in the United States, of which $3,784,440 was subject to credit risk

●

In Japan, each depositor at each bank is insured with the maximum limit of JPY 10,000,000 (approximately $63,500) by the Deposit Insurance Corporation of Japan (“DICJ”). As of December 31, 2024, a cash balance of $1,072,435 was deposited in financial institutions located in Japan, of which $1,008,890 was subject to credit risk.

●

In Hong Kong, each depositor at each bank is insured with the maximum limit of HKD 800,000 (approximately $102,991) by Hong Kong Deposit Protection Board (“DPSB”). As of December 31, 2024, a cash balance of $1,150,165 was deposited at certain investment accounts with financial institution located in Hong Kong, which was not insured by FDIC insurance or other insurance.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2024 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In  connection with the audit of our financial statements for the years ended December 31, 2024, we identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2024.

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

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024.  The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2024, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Prager Metis CPAs, LLC and Marcum Asia CPAs LLP for the years ended December 31, 2024 and 2023, respectively:

	December 31, 2024	December 31, 2023(1)
	USD	USD
Audit Fees(1)	$407,000	$375,000
Audit Related Fees	-	-
Predecessor auditor(1)	58,000	35,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$465,000	$410,000

(1)	Upon the approval of the audit committee of the board of directors of the Company and the board of directors of the Company, the Company appointed Prager Metis CPAs, LLC as the independent registered public accounting firm. Prager Metis CPAs, LLC replaced Marcum Asia CPAs LLP (“Marcum Asia” formerly known as “Marcum Bernstein & Pinchuk LLP”), the former independent registered public accounting firm of the Company, which the Company dismissed effective as of September 27, 2022. For the years ended December 31, 2024 and 2023, the Company paid fees to Marcum Asia of $58,000 and 35,000, respectively. For the years ended December 31, 2024 and 2023, the Company paid audit fees to Prager Metis CPAs LLP of $407,000 and $375,000, respectively.

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

Following these risk assessments, the PRC operating entities will upgrade, implement, and maintain reasonable safeguards to address identified risks, reasonably address any identified gaps in existing safeguards, and regularly monitor the effectiveness of our safeguards. During the fiscal year 2024, the PRC operating entities identified certain risks through their risk assessments in connection with the network access control strategies, detection of high-risk ports, securities vulnerability of host operating systems and application software and configuration weaknesses of operating systems and application software. To address these risks, the PRC operating entities installed cloud firewall to conduct real-time access and invasion risks control through network intrusion preventions, full traffic visualized analysis, access control, traceability analysis and other functions. The PRC operating entities also subscribed Cloud Security Center services provided by Alibaba Cloud, which conducts automated threat detection, response and traceability with anti-ransomware, vulnerability scanning and repair, anti-virus, anti-tampering, compliance check and other functions. The PRC operating entities also optimized security configuration of ECS. We believe that these risks did not have a material impact to the results of operations or financial condition of the Company or the PRC operating entities.

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

The PRC operating entities regularly review and analyze cybersecurity and data security policies, practices and security measures of third-party service providers with respect to their ability to implement and maintain appropriate security measures in connection with their work with us. In the event of any failure to comply with the PRC operating entities’ security requirements or material violations, the PRC operating entities will require the service providers to make rectifications timely or terminate the agreements. As of the date of this Annual Report, no such failure or material violations by third-party service providers have occurred.

As part of the overall risk management strategies, the PRC operating entities also conduct cyber-security trainings for their employees.

During the fiscal year ended December 31, 2024 and to the date of this Annual Report, neither we or the PRC operating entities have experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us or the PRC operating entities, business strategy, results of operations or financial condition. For additional information regarding whether any risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this Annual Report on Form 10-K.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhongchao Inc., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1*	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K as filed with the SEC on February 29, 2024)
1.2	Amended and Restated Articles of Association adopted on December 18, 2024 (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K as filed with the SEC on December 20, 2024)
2.1*	Specimen Class A Ordinary Share Certificate (incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019)
2.2	Form of Underwriter Warrant (incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on January 10, 2020)
2.3	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K as filed with the SEC on November 20, 2024)
2.3	Description of Securities
4.1*	Employment Agreement between Zhongchao Inc. and Weiguang Yang dated as of August 7, 2019
4.2*	Employment Agreement between Zhongchao Inc. and Pei Xu dated as of August 7, 2019
4.3*	Employment Agreement between Zhongchao Inc. and Xuejun Chen dated as of August 7, 2019
4.4*	Employment Agreement between Zhongchao Inc. and Baoqian Tian dated as of August 7, 2019
4.5*	Employment Agreement between Zhongchao Inc. and Shuang Wu dated as of August 7, 2019
4.6*	Director Offer Letter between Zhongchao Inc. and Weiguang Yang dated as of November 17, 2019
4.7*	Director Offer Letter between Zhongchao Inc. and Pei Xu dated as of November 17, 2019
4.8*	Independent Director Offer Letter between Zhongchao Inc. and John C. General dated as of November 17, 2019
4.9*	Independent Director Offer Letter between Zhongchao Inc. and Kevin Dean Vassily dated as of November 17, 2019
4.10*	Independent Director Offer Letter between Zhongchao Inc. and Dan Li dated as of November 17, 2019
4.11*	Warrant to Purchase Class A Ordinary Shares between Zhongchao Inc. and HF Capital Management Delta, Inc. dated as of August 1, 2019
4.12	Sales Agreement by and between the Zhongchao Inc. and US Tiger Securities, Inc., as the sales agent dated as of December 17, 2021. (incorporated by reference to the identically named exhibit filed with Form 6-K filed with the Securities and Exchange Commission on December 17, 2021)
4.13	Form of Securities Purchase Agreement, dated October 1, 2024 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K as filed with the SEC on October 2, 2024).
4.14	Form of Securities Purchase Agreement by and between the Company and the Purchasers listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K as filed with the SEC on November 20, 2024).
8.1	List of Subsidiaries and VIE of the Registrant
11.1**	Code of Conduct and Ethics
11.2	Insider Trading Policies (incorporated by reference to the identically named exhibit filed with the Annual Report on 20-F filed with the Securities and Exchange Commission on May 11, 2023.)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F as filed with the SEC on April 30, 2024).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019

**	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 25, 2025

ZHONGCHAO INC.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Zhongchao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhongchao Inc. (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Hackensack, New Jersey

April 25, 2025

PCAOB ID Number 273

ZHONGCHAO INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$7,841,306	$7,548,694
Short-term investments	5,242,441	5,897,809
Accounts receivable	4,682,320	2,552,738
Inventories	586,221	592,382
Prepayments	81,247	1,386,307
Loans receivable	-	281,694
Other current assets	273,682	451,422
Total Current Assets	18,707,217	18,711,046

Investment in equity method investees	1,089,960	1,145,404
Investment in an equity security	-	165,871
Property and equipment, net	5,867,154	3,222,252
Intangible assets, net	12,177	17,539
Right-of-use assets	89,020	796,653
Deferred tax assets	119,425	357,878
Total Assets	$25,884,953	$24,416,643

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$535,073	$683,937
Advances from customers	203,787	838,838
Income tax payable	-	6,734
Operating lease liabilities, current portion	33,685	236,294
Accrued expenses and other liabilities	757,885	912,558
Total Current Liabilities	1,530,430	2,678,361

Operating lease liabilities, noncurrent portion	23,832	571,862
Deferred tax liabilities	179,638	128,250
Total Liabilities	1,733,900	3,378,473

Commitments and Contingencies

Equity
Class A Ordinary Share (par value $0.001 per share, 450,000,000 shares authorized; 24,839,131 and 2,054,943* shares issued and outstanding at December 31, 2024 and 2023, respectively)	24,840	2,056
Class B Ordinary Share (par value $0.001 per share, 50,000,000 shares authorized; 549,772 and 549,772* shares issued and outstanding at December 31, 2024 and 2023, respectively)	550	550
Additional paid-in capital	29,059,063	25,133,933
Statutory reserve	1,419,190	1,371,168
Accumulated deficits	(7,959,276)	(7,268,025)
Accumulated other comprehensive loss	(1,706,460)	(1,232,901)
Total Zhongchao Inc. Shareholders’ Equity	20,837,907	18,006,781

Non-controlling interests	3,313,146	3,031,389
Total Equity	24,151,053	21,038,170

Total Liabilities and Equity	$25,884,953	$24,416,643

*	Retrospectively restated for the effect of share consolidation (see Note 18).

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2024	2023	2022
Revenues
Service	$13,712,964	$10,406,734	$12,935,420
Product	2,151,809	9,027,211	1,216,096
Total revenues	15,864,773	19,433,945	14,151,516
Cost of revenues
Service	(5,510,088)	(5,162,425)	(7,166,871)
Product	(1,442,472)	(5,759,328)	(627,981)
Total cost of revenues	(6,952,560)	(10,921,753)	(7,794,852)
Gross Profit	8,912,213	8,512,192	6,356,664

Operating Expenses
Selling and marketing expenses	(4,010,382)	(6,710,757)	(2,099,968)
General and administrative expenses	(4,989,784)	(6,697,309)	(6,799,634)
Research and development expenses	(252,451)	(514,411)	(411,524)
Loss from disposal of property and equipment	(863)	(1,719,442)	-
Impairment of goodwill	-	(5,617,865)	-
Impairment of intangible assets	-	(536,206)	-
Total Operating Expenses	(9,253,480)	(21,795,990)	(9,311,126)

Loss from Operations	(341,267)	(13,283,798)	(2,954,462)

Interest income, net	243,008	237,054	142,014
Other income, net	160,015	1,069,745	262,442
Income (Loss) Before Income Taxes	61,756	(11,976,999)	(2,550,006)

Income tax (expenses) benefits	(335,169)	669,760	(272,313)
Net Loss	(273,413)	(11,307,239)	(2,822,319)

Net loss attributable to noncontrolling interests	(369,816)	(28,672)	(118,572)
Net Loss Attributable to Zhongchao Inc.’s shareholders	(643,229)	(11,335,911)	(2,940,891)

Other Comprehensive Loss
Foreign currency translation adjustment	(561,618)	(809,403)	(1,715,262)
Comprehensive Loss	(835,031)	(12,116,642)	(4,537,581)

Total comprehensive (loss) income attributable to noncontrolling interests	(281,757)	59,654	(112,139)
Total Comprehensive Loss Attributable to Zhongchao Inc.’s Shareholders	$(1,116,788)	$(12,056,988)	$(4,649,720)

Weighted Average Number of Ordinary Share Outstanding*
Basic and Diluted	5,205,425	2,603,354	2,599,776

Loss per Share
Basic and Diluted	$(0.12)	$(4.35)	$(1.13)

*	Retrospectively restated for the effect of share consolidation (see Note 18).

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

	Ordinary Shares*				Additional			Accumulated Other	Non-
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares*	Amount	Shares*	Amount	Capital	Reserve	Deficit	Income (Loss)	Interest	Equity
Balance as of December 31, 2021	1,945,343	$1,946	549,772	$550	$22,986,975	$1,199,054	$7,180,891	$1,197,006	$-	$32,566,422
Issuance of Class A Ordinary Shares in connection with public offering	106,000	106	-	-	1,850,638	-	-	-	-	1,850,744
Share-based compensation expenses	1,800	2	-	-	160,775	-	-	-	-	160,777
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	2,978,903	2,978,903
Net (loss) income	-	-	-	-	-	-	(2,940,891)	-	118,572	(2,822,319)
Appropriation of statutory reserve	-	-	-	-	-	115,963	(115,963)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(1,708,830)	(6,432)	(1,715,262)
Balance as of December 31, 2022	2,053,143	$2,054	549,772	$550	$24,998,388	$1,315,017	$4,124,037	$(511,824)	$3,091,043	$33,019,265
Share-based compensation expenses	1,800	2	-	-	135,545	-	-	-	-	135,547
Net (loss) income	-	-	-	-	-	-	(11,335,911)	-	28,672	(11,307,239)
Appropriation of statutory reserve	-	-	-	-	-	56,151	(56,151)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(721,077)	(88,326)	(809,403)
Balance as of December 31, 2023	2,054,943	$2,056	549,772	$550	$25,133,933	$1,371,168	$(7,268,025)	$(1,232,901)	$3,031,389	$21,038,170
Sales of ordinary shares	13,094,000	13,094	-	-	3,825,106	-	-	-	-	3,838,200
Exercise of warrants	9,600,000	9,600	-	-	(9,600)	-	-	-	-	-
Issuance of ordinary shares for compensation	39,000	39	-	-	109,675	-	-	-	-	109,714
Issuance of fraction shares for share consolidation	51,188	51	-	-	(51)	-	-	-	-	-
Net (loss) income	-	-	-	-	-	-	(643,229)	-	369,816	(273,413)
Appropriation of statutory reserve	-	-	-	-	-	161,208	(161,208)	-	-	-
Reversal of statutory reserve	-	-	-	-	-	(113,186)	113,186	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(473,559)	(88,059)	(561,618)
Balance as of December 31, 2024	24,839,131	$24,840	549,772	$550	$29,059,063	$1,419,190	$(7,959,276)	$(1,706,460)	$3,313,146	$24,151,053

*	Retrospectively restated for the effect of share consolidation (see Note 18).

ZHONGCHAO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2024	2023	2022
Cash Flows from Operating Activities:
Net loss	$(273,413)	$(11,307,239)	$(2,822,319)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for expected credit losses	85,644	1,247,907	753,447
Depreciation and amortization expenses	231,111	518,493	383,286
Loss (gain) from disposal of property and equipment	863	1,688,078	(96,921)
Impairment of goodwill	-	5,617,865	-
Impairment of intangible assets	-	536,206	-
Amortization of right-of-use assets	197,244	405,121	347,025
Share-based compensation expenses	109,714	135,547	160,777
Deferred tax expenses (benefits)	287,651	(739,227)	134,125
Equity investment loss	24,502	229	80
Changes in fair value of short-term investments	(108,949)	(654,980)	240,489
(Upward) downward adjustments in investments in an equity security	(29,298)	(81,265)	65,394
Changes in operating assets and liabilities:
Accounts receivable	(2,316,625)	2,789,772	1,076,292
Prepayments	1,285,433	(388,706)	(659,496)
Prepayments – related party	-	112,980	(118,888)
Inventories	(10,166)	(409,771)	(193,833)
Other current assets	168,491	27,685	66,148
Accounts payable	(132,054)	548,591	103,825
Advances from customers	(620,949)	456,078	369,249
Income tax payable	(4,137)	(102,326)	3,557
Accrued expenses and other liabilities	(127,754)	81,554	(167,585)
Lease liabilities	(240,551)	(428,363)	(306,392)
Net Cash (Used in) Provided by Operating Activities	(1,473,243)	54,229	(661,740)

Cash Flows from Investing Activities:
Purchases of property and equipment	(3,045,183)	(839,736)	(1,615,905)
Proceeds from disposal of property and equipment	-	31,634	1,112,440
Payments of deposits for property purchase	-	-	(245,467)
Loans to third parties	-	(833,226)	(1,032,219)
Repayment of loans from third parties	277,944	2,390,776	1,806,772
Acquisition of a subsidiary	-	-	(3,055,432)
Increase of cash in connection with acquisition of subsidiary	-	-	6,206
Due from related parties	-	220,310	139,694
Proceeds from redemption of equity investment	195,169	-	-
Investments in short-term investments	(10,656,730)	(6,317,257)	(996,638)
Proceeds from redemption of short-term investments	11,421,047	1,592,844	533,891
Net Cash Used in Investing Activities	(1,807,753)	(3,754,655)	(3,346,658)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares in connection with direct offering	3,838,200	-	1,850,744
Net Cash Provided by Financing Activities	3,838,200	-	1,850,744

Effect of exchange rate changes on cash and cash equivalents	(264,592)	(271,333)	(236,875)

Net decrease in cash and cash equivalents	292,612	(3,971,759)	(2,394,529)
Cash and cash equivalents at beginning of year	7,548,694	11,520,453	13,914,982
Cash and cash equivalents at end of year	$7,841,306	$7,548,694	$11,520,453

Supplemental Cash Flow Information
Cash paid for income tax	$45,944	$114,501	$134,232

Noncash investing activities
Right-of-use assets obtained in exchange for operating lease obligations	$55,765	$71,726	$1,774,723
Decrease in right of use assets and operating lease obligations due to termination	$(554,265)	$(579,491)	$-
Due from a third party for disposal of property and equipment	$-	$-	$210,868
Addition of property and equipment from deposit and prepayment for properties	$-	$233,267	$160,940

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

The consolidated financial statements reflect the activities of Zhongchao Shanghai and each of the following entities:

Name	Background		Ownership
Zhongchao Group Inc. (“Zhongchao BVI”)	●	A BVI company	100% owned by Zhongchao Cayman
	●	Incorporated on April 23, 2019
	●	A holding company
Zhongchao USA LLC (“Zhongchao USA”)	●	A United States company	100% owned by Zhongchao Cayman
	●	Incorporated on May 13, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Japan (“Zhongchao Japan”)	●	A Japan company	100% owned by Zhongchao USA since December 2021. Before December 2021, 10% owned by Zhongchao USA and 90% owned by Mr. Weiguang Yang
	●	Incorporated on October 1, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Group Limited (“Zhongchao HK”)	●	A Hong Kong company	100% owned by Zhongchao BVI
	●	Incorporated on May 14, 2019
	●	A holding company
Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”)	●	A PRC company and deemed a wholly foreign owned enterprise	100% owned by Zhongchao HK
	●	Incorporated on May 29, 2019
	●	A holding company
Zhongchao Shanghai	●	A PRC limited liability company	VIE of Beijing Zhongchao Zhongxing Technology Limited
	●	Incorporated on August 17, 2012; Beijing Branch of Zhongchao Shanghai was discontinued on October 27, 2023.
	●	Engaged in technology development, technology transfer, and technical services in the field of medical technology, technical consulting in the field of network technology, and medical information consulting

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shanghai Maidemu Cultural Communication Corp. (“Shanghai Maidemu”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on March 12, 2015 and dissolved on March 27, 2024
	●	Planning for cultural and artistic exchanges, designing, producing, acting for and publishing various kinds of advertisements, and medical consultation (no medical diagnosis and treatment activities allowed).
Shanghai Huijing Information Technology Co., Ltd., (“Shanghai Huijing”)	●	A PRC limited liability company	100% owned by Shanghai Maidemu; subsequently 100% owned by Zhongchao Shanghai in August 2023.
	●	Incorporated on September 28, 2016
	●	Engaged in technology development, transfer, service and consulting in the fields of computer technology, graphic designing, website page designing, planning cultural and artistic exchanges.
Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on May 27, 2017; Beijing branch was discontinued on May 29, 2023.
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Shanghai Zhongxin Medical Technology Co., Ltd (“Shanghai Zhongxin”)	●	A PRC limited liability company	93.33% owned by Shanghai Zhongxun*
	●	Incorporated on October 10, 2018
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”)	●	A PRC limited liability company	70% owned by Zhongchao Shanghai, and 30% owned by Mr. Zhengbo Ma on behalf of Zhongchao Shanghai before December 8, 2021, and 30% owned by Shanghai Lingzhong Enterprise Management LLP on behalf of Zhongchao Shanghai after December 8, 2021
	●	Incorporated on April 27, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Hainan Zhongteng Medical Technology Co., Ltd. (“Hainan Zhongteng”)	●	A PRC limited liability company	100% owned by Beijing Boya
	●	Incorporated on July 16, 2021 and dissolved on July 24, 2023.
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Zhixun Internet Hospital (Liaoning) Co., Ltd. (“Liaoning Zhixun”)	●	A PRC limited liability company	100% owned by Beijing Boya
	●	Incorporated on July 6, 2020 and dissolved on January 7, 2025
	●	Engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consulting services, sales of medical appliances and other medical products.
Shanghai Xinyuan Human Resources Co., Ltd. (“Shanghai Xinyuan”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on January 13, 2021 and dissolved on December 13, 2024. Beijing Branch of Shanghai Xinyuan was discontinued on May 20, 2024.
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hainan Muxin Medical Technology Co., Ltd. (“Hainan Muxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on July 21, 2021
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Ningxia Zhongxin Internet Hospital Co., Ltd. (“Ningxia Zhongxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on May 18, 2021 and cancelled on September 1, 2022
	●	Engaged in online hospital operation, provide online medical service, online consultation, prescription information services, and medication retails.
Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Chongqing Xinjiang”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxun
	●	Incorporated on January 18, 2022
	●	Engaged in trading of patented drugs
Beijing Yisuizhen Technology Co., Ltd. (“Beijing Yisuizhen”)	●	A PRC limited liability company	100% owned by Hainan Muxin
	●	Incorporated on November 8, 2021
	●	Acquired by the Company on August 31, 2022
	●	Provision of online platform for communication between hospitals and patients
West Angel (Beijing) Health Technology Co., Ltd. (“West Angel”)	●	A PRC limited liability company	60% owned by Beijing Yisuizhen
	●	Incorporated on July 1, 2003
	●	Acquired by the Company on August 31, 2022
	●	Provision of online platform for communication between hospitals and patients
Shanghai Maidemu Health Management Co., Ltd. (“Maidemu Health”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on August 9, 2023
	●	Engaged in health consultation services

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

On August 15, 2019, Yantai Hanfujingfei Investment Centre (LP) (“Yantai HF”), a 6.25% shareholder of Zhongchao Shanghai, planned to withdraw its equity interest in Zhongchao Shanghai (which is representative of 135,007 shares in Zhongchao Shanghai, among which 675,068 shares were issued by Zhongchao Shanghai and the remaining 675,000 shares were purchased from two existing shareholders), and to contribute the same amount of capital to Zhongchao Cayman directly. The Company and HF Capital Management Delta, Inc. (“HF Capital”), the sole member of which was the managing partner of Yantai HF, entered into a certain warrant agreement to purchase ordinary shares of the Company, pursuant to which the Company granted a warrant to HF Capital, who expects to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there are no uncertainties of going through them. The warrant entitled HF Capital to purchase 135,007 Class A Ordinary Shares, representing 0.53% economic beneficial interest, or 0.41% of the voting ownership interest of the Company as of December 31, 2024, from the Company, if the following conditions are met:

1)	All PRC governmental consent and approval required for HF Capital to exercise the warrant and payment of the capital contribution have been obtained, including without limitation, any approval or filing with respect to HF Capital’s investment into the Company, and payment by HF Capital of the capital contribution to the Company, and reasonable evidence thereof shall have been provided to the Company;

2)	HF Capital has fully paid the capital contribution to Zhongchao Cayman; and

3)	The Company released the paid-in capital of HF Capital from Zhongchao Shanghai.

The practice is solely a result of tax planning from HF Capital. As the warrant does not cause the Company to transfer or receive any assets, or exchange any other financial instruments on potentially favorable or unfavorable terms with shareholder. The warrant does not meet the definition of a financial instrument as defined in ASC 480 Distinguishing Liabilities from Equity. The management believed the agreement between the Company and HF Capital is a commitment rather than a financial instrument. As such, the warrant is not subject to accounting treatment. In addition, the management expected that there is no circumstance under which the 135,007 Class A Ordinary Shares would not be issued, thus the 135,007 underlying Class A Ordinary Shares should be included in the ordinary shares outstanding as of December 31, 2024, 2023 and 2022 and in the calculation of the basic and diluted weighted average ordinary share issued and outstanding for calculating basic and diluted earnings per share.

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

Subsequently, in 2020 through 2023, the VIE and VIE’s subsidiaries established a series of subsidiaries including Beijing Boya, Hainan Zhongteng, Liaoning Zhixun, Shanghai Xinyuan, Hainan Muxin, Ningxia Zhongxin, Chongqing Xinjiang, Beijing Yisuizhen and Maidemu Health to continually expand its operations in different regions and develop new markets. Additionally, with the establishment of Chongqing Xinjiang, started in 2022, the Company started to sell patented drugs.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Class A Ordinary Shares issued and outstanding presented on the financial statements is reconciled with the number of shares legally as follows:

	December 31, 2024	December 31, 2023
Number of Class A Ordinary Shares legally issued and outstanding	24,704,124	1,919,936
Class A Ordinary Shares committed to be issued to HF Capital	135,007	135,007
Number of Class A Ordinary Shares outstanding and issued presented on the financial statements	24,839,131	2,054,943

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Business combination and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of operations and comprehensive loss.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the VIE. For the Company’s consolidated financial statements, non-controlling interests represent minority shareholders’ 6.67% in Zhongxin and a minority shareholder’s 40% in West Angel, respectively, as of December 31, 2024 and 2023.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries.

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive loss.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. Shareholders’ equity account is translated at historical exchange rate. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive loss within the statement of shareholders’ equity.

Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2024	December 31, 2023
Balance sheet items, except for equity accounts	7.2993	7.0999

	For the Years Ended December 31,
	2024	2023	2022
Items in the statements of operations and comprehensive loss, and statements of cash flows	7.1957	7.0809	6.729

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, fair value of the Company’s ordinary shares, fair value of the Company’s subsidiaries, determinations of the useful lives and valuation of long-lived assets, valuation of goodwill, estimates of provision for expected credit losses, valuation of deferred tax assets, and other provisions and contingencies.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2024 and 2023, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, accounts receivable, loans receivable, accounts payable and other payables, which approximate their fair values because of the short-term nature of these instruments. Trading securities with observable market price in active market are classified as level 1 investment and are measured at fair value as of December 31, 2024 and 2023. Certificates of deposit with a term of more than three months based on quoted price for similar assets in active markets are classified as level 2 investment and are measured at fair value as of December 31, 2024 and 2023.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Short-term investments

Short-term investments comprised of certificate of deposits with original maturities of more than three months but less than one year, certain listed equity securities purchased through various open market transactions. Equity securities not measured by the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive loss, according to ASC 321 “Investments — Equity Securities”. During the years ended December 31, 2024 and 2023 the Company purchased certain listed equity securities and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value in the account of “other income, net”. During the years ended December 31, 2024 and 2023, the Company also purchased certificate of deposits with original maturities of more than three months but less than one year and recorded interest income.

Accounts receivable and allowance for credit losses

Accounts receivables are recorded at the gross amount less an allowance for credit losses and do not bear interest. In 2016, FASB issued ASU No. 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted ASC 326 and several associated ASUs on January 1, 2023 using modified retrospective approach. The adoption has no material impact to the Company’s consolidated financial statements. The Company provides customers with credit term ranging between one to six months, depending on credit assessment of customers. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, and considers factors such as historical collection trend, creditworthiness, current economic trend as well as other supportable forward-looking factors. Account balances are charged off against the allowance after all means of collection have been exhausted. During the years ended December 31, 2024, 2023 and 2022, the Company accrued provisions for credit losses of $85,644, $1,247,907, and $753,447, respectively, among which $20,767, $1,247,907, and $543,315 were written off as the Company evaluated it is remote to collect the balance. As of December 31, 2024 and 2023, allowances for credit losses against accounts receivable were $66,093 and $2,197, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories of the Company consist of patented drugs. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the purchase of patented drugs. Cost of inventories is determined using the weighted average cost method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. The Company continually evaluate the recoverability, and inventory provisions are recorded in the consolidated statements of operations and comprehensive loss. As of December 31, 2024 and 2023, the Company did not provide inventory provisions against patented drugs.

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of operations and comprehensive loss. The Company records its share of the results of the equity investees on a one quarter in arrears basis. When the Company’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates, including consideration of the impact of the COVID-19 pandemic; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment of was recognized for the years ended December 31, 2024, 2023 and 2022.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investments in equity security

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive loss, according to ASC 321 “Investments — Equity Securities”, which the Company adopted beginning January 1, 2021.

As of December 31, 2023, the Company had investment in one equity security. The Company elected to record an equity investment in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. NAV is primarily determined based on information provided by financial institution. The Company sold the equity security in June 2024, and gains was recorded in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024.

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

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is recorded in operating expenses in the consolidated statements of operations and comprehensive loss.

Prepayments for lease of land

Prepayments for lease of land represent prepayments to the lessee for sub-lease of two land use rights. Prepayments for lease of land are carried at cost less accumulated amortization and any impairment loss. Amortization is provided against the cost of lease prepayments on a straight-line basis over the period of the rights, which are 16 years and 32 years, respectively. For the years ended December 31, 2024, 2023 and 2022, the Company had impairment loss on the prepayments for lease of land of $nil, $285,553, and $nil, respectively.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2024, 2023 and 2022, the Company recognized impairment losses of long-lived assets of $nil, $536,206, and $nil, respectively.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. For the years ended December 31, 2024, 2023 and 2022, the Company recognized impairment loss of goodwill of $nil, $5,617,865, and $nil, respectively.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

For the years ended December 31, 2024, 2023, and 2022, other revenues accounted for 0.6%, 0.1% and 0.3% of consolidated revenues, respectively.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

	For the Years Ended December 31,
	2024	2023	2022
Medical training and education services	$7,704,812	$6,385,735	$6,604,487
Patient management services in patient-aid projects	5,910,370	3,998,455	6,288,602
Sales of patented drugs	2,151,809	9,027,211	1,216,096
Other revenues	97,782	22,544	42,331
Total	$15,864,773	$19,433,945	$14,151,516

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

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $536,649, $707,493 and $817,345 for the years ended December 31, 2024, 2023 and 2022, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and development costs

Research and development costs are mainly comprised of salary and welfare expenses for the Company’s IT department employees who work for the development of the Company’s platform and database, and software and related intellectual property expenses which were used to develop an extensive library of licensed content and medical database. For the years ended December 31, 2024, 2023 and 2022, the Company incurred research and development expenses of $252,451, $514,411 and $411,524, respectively.

Advertising expenses

Advertising expenses primarily include advertisement for the Company’s platform for online medical courses. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the consolidated statements of operations and comprehensive loss were $2,524,283, $4,197,993 and $989,900 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2024, income tax returns filed with PRC tax authorities for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

Loss per share

Basic loss per ordinary share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

Comprehensive loss

A Comprehensive loss includes net loss and other comprehensive loss arising from foreign currency adjustments. Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2024 and 2023.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which has been identified as the Company’s Chief Operating Officer.

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

Recently issued accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) disclosure of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 on January 1, 2024, and applied the amendments retrospectively to all prior periods presented in these consolidated financial statements. Refer to Note 21 segment information.

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

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents and certificate of deposits. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2024, the Company held cash and cash equivalents of $7,841,306 and certificate of deposits of $5,238,000 included in short-term investment.

●

In Mainland China, each depositor at each bank is insured by the government authority with the maximum limit of RMB 500,000 (approximately $68,500). As of December 31, 2024, a cash balance of $2,583,069 and a short-term investments balance of $2,040,000 were deposited in financial institutions located in Mainland China, of which $3,983,909 was subject to credit risk. The Company had cash equivalent of $1,780,993 that was invested in highly liquid investments with original maturities of three months or less in financial institutions located in Mainland China that was not insured by the aforementioned deposit insurance.

●

In the United States, each depositor at each bank is insured by the government authority with the maximum limit of $250,000 by the Federal Deposit Insurance Corp (“FDIC”). As of December 31, 2024, a cash balance of $253,962, a cash equivalent balance of $1,000,000 with original maturities of three months or less, and also a short-term investments balance of $3,198,000 were deposited in the financial institutions in the United States, of which $3,784,440 was subject to credit risk.

●

In Japan, each depositor at each bank is insured with the maximum limit of JPY 10,000,000 (approximately $63,500) by the Deposit Insurance Corporation of Japan (“DICJ”). As of December 31, 2024, a cash balance of $1,072,435 was deposited in financial institutions located in Japan, of which $1,008,890 was subject to credit risk.

●

In Hong Kong, each depositor at each bank is insured with the maximum limit of HKD 800,000 (approximately $102,991) by Hong Kong Deposit Protection Board (“DPSB”). As of December 31, 2024, a cash balance of $1,150,165 was deposited at certain investment accounts with financial institution located in Hong Kong, which was not insured by FDIC insurance or other insurance.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following significant amounts of Zhongchao Shanghai and its subsidiaries are included in the accompanying consolidated financial statements as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	$4,354,654	$5,443,562
Accounts receivable	4,682,320	2,552,738
Inventories	586,221	592,382
Other current assets	272,693	1,967,306
Investment in a limited partnership and an equity investee	1,089,960	1,145,404
Property and equipment, net	4,206,154	1,697,576
Right of use assets	89,020	796,653
Deferred tax assets	119,425	357,878
Other noncurrent assets	12,177	17,539
Total Assets	$15,412,624	$14,571,038

LIABILITIES
Advances from customers	$203,787	$838,838
Income tax payable	-	6,734
Operating lease liabilities, current and non-current	57,517	808,156
Due to Zhongchao Inc.*	483,800	564,652
Other current liabilities	1,276,732	1,593,106
Deferred tax liabilities	179,638	128,250
Total Liabilities	$2,201,474	$3,939,736

	For the years ended December 31,
	2024	2023	2022
Revenues	$15,864,773	$19,433,945	$14,151,516
Income (loss) from operations	$3,245,712	$(11,846,266)	$(1,716,154)
Net income (loss)	$2,902,555	$(10,780,772)	$(1,427,296)

*	The balances due from/to Zhongchao Inc. are eliminated on consolidation.

As of December 31, 2024 and 2023, the VIE and its subsidiaries did not collateralize their assets for the obligation. Moreover, the beneficial interest holders of the VIE and its subsidiaries had no recourse to the general credit of the Company or its subsidiaries.

4. ACQUISITION OF BEIJING YISUIZHEN AND ITS SUBSIDIARY

In November 2021, Beijing Yisuizhen was set up, over which the Company owned 47% effective equity interest with capital contribution of $708,129 (RMB 4,568,000) and accounted for the investment under equity method.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Net assets deficit assumed (i)	$(60,092)
Software acquired in business combination (ii)	1,000,406
Goodwill	5,767,504
Deferred tax liabilities	(234,225)
Non-controlling interest (iii)	(2,585,087)
Foreign currency adjustments	120,261
$4,008,767
Total purchase price is comprised of
Cash consideration	$3,055,432
Fair value of previously held equity interests (iv)	708,129
Fair value of 6.67% equity interest in Zhongxin (v)	393,816
Less: cash from transfer of fair value of 6.67% equity interest in Zhongxin (v)	(148,610)
$4,008,767

(i)	Net asset deficit assumed primarily included other current liabilities for operating expenses.

(ii)	Software acquired in the business combination had estimated useful life of 3 years.

(iii)	Fair value of the noncontrolling interests was estimated with reference to the market price per share as of the acquisition date.

(iv)	A gain of $850 in relation to the revaluation of the previously held equity interests was recorded in other income, net in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022. The fair value of the previously held equity interests approximated the cost of investments as Beijing Yisuizhen has not commenced operations since its setup.

(v)	In exchange for the equity interest in Beijing Yisuizhen and West Angel, the Company also granted 6.67% equity interest in Shanghai Zhongxin, with fair value of $393,816 (RMB 2,713,000), to four shareholders of West Angel at cash consideration of $148,610 (RMB 1,000,000). The Company engaged a third-party valuation team to estimate the fair value of equity interest of Shanghai Zhongxin. As of December 31, 2022, the four shareholders paid the cash consideration to Mr. Yang, the Chief Executive Officer of the Company. The Company recorded the outstanding balance in the account of due from related parties as of December 31, 2022.

5. SHORT-TERM INVESTMENTS

As of December 31, 2024 and 2023, the balance of short-term investments represented certificate of deposits with original maturity of more than three months but less than one year and certain listed equity securities purchased through various open market transactions. The trading securities are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income, net in the consolidated statements of operations and comprehensive loss. Gain (loss) from trading securities amounted to $108,949, $654,980 and $(240,489) for the years ended December 31, 2024, 2023 and 2022, respectively. Interest income from certificate of deposits were $205,802, $186,793 and nil as of December 31, 2024, 2023 and 2022, respectively which were recorded in interest income in the consolidated statement of operations and comprehensive loss.

6. FINANCIAL INSTRUMENTS

The following tables show the Company’s cash, cash equivalents and investments by significant investment category as of December 31, 2024 and 2023.

		As of December 31, 2024
		Cash and cash equivalents	Current investments	Non-current investments	Total fair value
Cash		$5,060,313	$-	$-	$5,060,313

Level 1:
	Money market funds	1,780,993	-	-	1,780,993
	Trading securities	-	4,441	-	4,441
	Subtotal	1,780,993	4,441	-	1,785,434

Level 2:
	Certificates of deposit	1,000,000	5,238,000	-	6,238,000
Total		$7,841,306	$5,242,441	$-	$13,083,747

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		As of December 31, 2023
		Cash and cash equivalents	Current investments	Non-current investments	Total fair value
Cash		$2,808,008	$-	$-	$2,808,008

Level 1:
	Money market funds	4,740,686	-	-	4,740,686
	Trading securities	-	656,132	-	656,132
	Subtotal	4,740,686	656,132	-	5,396,818

Level 2:
	Certificates of deposit	-	5,241,677	-	5,241,677
	Investment in an equity security	-	-	165,871	165,871
	Subtotal	-	5,241,677	165,871	5,407,548

Total		$7,548,694	$5,897,809	$165,871	$13,612,374

7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2024	December 31, 2023
Office rental deposit	$33,144	$116,899
Interest receivable	98,115	181,337
Others	142,423	153,186
	$273,682	$451,422

8. LOANS RECEIVABLE

Loans receivables consist of the following:

	December 31, 2024	December 31, 2023
Borrower A	-	281,694

Borrower A

On August 1, 2023, the Company made loans of RMB 2,000,000 ($281,694) to Borrower A with a term of five months. In January 2024, the Company collected the full outstanding balance. The loan was interest free.

On January 1, 2023, the Company made loans of RMB 1,900,000 ($267,609) to Borrower A with a term of six months. On May 1, 2023, the Company made another loans of RMB 2,000,000 ($281,694) to Borrower A with a term of four months. The Company collected the full outstanding balance in April and August 2023, respectively. Both loans were interest free.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2023
Land and buildings	$6,209,058	$3,348,814
Office equipment	8,409	18,287
Leasehold improvements	50,320	51,732
Less: accumulated depreciation	(400,633)	(196,581)
	$5,867,154	$3,222,252

Depreciation expenses totaled $226,158, $172,394, and $241,842 for the years ended December 31, 2024, 2023, and 2022, respectively.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2024, the Company purchased three properties in Beijing, Shanghai and Japan for a total purchase price of approximately $3.0 million to be used as office for Beijing Boya, Shanghai Huijing and Zhongchao Japan, the VIE’s subsidiaries and one subsidiary of the Company.

During the year ended December 31, 2023, the Company demolished one building in Beijing and disposed certain vehicle and office equipment. In May 2023, the Company received a notice from local government to demolish its building as it violated certain law and location regulation. The total carrying value of the demolished building and disposed vehicle and office equipment was $1,433,889. The Company recorded loss from the disposal of the building and office equipment of $1,402,255 as “Loss from disposal of property and equipment” in the consolidated statements of operations and comprehensive loss.

10. PREPAYMENTS FOR LEASE OF LAND

As of December 31, 2024 and 2023, prepayments for lease of land were $nil and $nil, respectively.

Amortization expenses totaled $nil, $10,561, and $22,226 for the years ended December 31, 2024, 2023, and 2022, respectively.

In June 2023, together with the Company’s demolishment of the building in Beijing (see Note 9), the Company determined that the related prepayment for lease of land should also be impaired. The carrying value of the prepayments for lease of land was $285,553. The Company recorded loss from the impairment of the prepayments for lease of land of $285,553 as “Loss from disposal of property and equipment” in the consolidated statements of operations and comprehensive loss.

11. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2024	December 31, 2023
Software	$39,182	$40,283
Trademark and license	10,520	10,815
Less: accumulated amortization	(37,525)	(33,559)
	$12,177	$17,539

For the years ended December 31, 2024, 2023 and 2022, amortization expenses totaled $4,953, $335,538, and $119,218, respectively.

During the year ended December 31, 2023, the Company assessed and concluded that its software acquired as part of the acquisition of the West Angel would not support its ongoing business development. The Company charged impairment loss of $536,206 against software for the year ended December 31, 2023. The charge is recorded as “Impairment of intangible assets” in the consolidated statements of operations and comprehensive loss.

The following is a schedule, by years, of amortization of intangible assets as of December 31, 2024:

For the year ended December 31, 2025	$4,882
For the year ended December 31, 2026	4,849
For the year ended December 31, 2027	2,446
$12,177

12. INVESTMENTS IN EQUITY METHOD INVESTEES

As of December 31, 2024 and 2023, the Company’s investments in equity investments were comprised of investment in one limited partnership, Ningbo Meishan Xinaishan Equity Investment Limited Partnership. The carrying balance of the equity method investment as of December 31, 2024 and 2023 are $1,089,960 and $1,145,404, respectively.

On November 5, 2020, the Company entered into a five-year partnership agreement to invest $1,217,039, for 28% partnership interest in the limited partnership. The funds raised by the limited partnership are invested in one PRC private company engaged in immunotherapy. For the years ended December 31, 2024, 2023 and 2022, equity investment loss of $24,502, $229, and $80 have been recorded in other income, net for the Company’s share of the operating loss of the limited partnership. As of December 31, 2024 and 2023, no significant impairment indicators have been noted in connection with the investment.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. INVESTMENT IN AN EQUITY SECURITY

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

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the Elite Ivy. For the years ended December 31, 2023 and 2022, the Company recorded upward adjustments of $81,625 and downward adjustment of $65,394 on the investment.

The Company considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. For the year ended December 31, 2023 and 2022, the Company did not record impairment against the investment. The Company withdrew the investment in June 2024 and received $195,169 and recorded $29,298 upward adjustment on the investment for the year ended December 31, 2024.

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2024	December 31, 2023
Other tax payable	$246,002	$135,746
Accrued payroll	199,418	227,884
Customer deposits payable	118,296	95,184
Commission payable	81,932	403,001
Other current liabilities	112,237	50,743
	$757,885	$912,558

Amongst, other tax payables consist of the following:

	December 31, 2024	December 31, 2023
Value added tax payable	$245,024	$128,570
Local taxes payable	978	7,176
	$246,002	$135,746

15. INCOME TAXES

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hong Kong

Zhongchao HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Zhongchao HK is exempted from income tax on its foreign-derived income and there is no withholding taxed in Hong Kong on remittance of dividends.

USA

Zhongchao USA is incorporated in the United States and is subject to a federal tax rate of 21%.

Japan

Under the current tax laws of Japan, Zhongchao Japan is incorporated in Japan and is subject to an income tax rate of 30%. For the years ended December 31, 2024, 2023 and 2022, Zhongchao Japan did not have taxable income.

PRC

For the years ended December 31, 2024 and 2023, Zhongchao Shanghai was subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as Small and Micro-sized Enterprises (“SMEs”).

For the year ended December 31, 2022, Zhongchao Shanghai and Beijing Branch of Shanghai Zhongxun were subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as SMEs.

SMEs are entitled to a reduced EIT rate of a reduced EIT rate of 20%, 75.0% reduction of taxable income for the first RMB 3,000,000 and no reduction for the remaining taxable income for the year ended December 31,2024 and 2023; a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022.

In September 2018, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 175% research and development expenses against income to reach a net operating income.

The components of profit (loss) before income tax benefits (expenses) are summarized as follows:

	For the Years Ended December 31,
	2024	2023	2022
PRC	$3,233,722	$(11,527,235)	$(1,243,361)
Non-PRC	(3,171,966)	(449,764)	(1,306,645)
Total	$61,756	$(11,976,999)	$(2,550,006)

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income tax benefits (expenses) consist of the following:

	For the Years Ended December 31,
	2024	2023	2022
Current income tax expenses	$(47,518)	$(69,467)	$(138,188)
Deferred income tax (expenses) benefits	(287,651)	739,227	(134,125)
Income tax (expenses) benefits	$(335,169)	$669,760	$(272,313)

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2024	2023	2022
PRC statutory income tax rate	25%	25%	25%
Effect of different tax rates for preferential tax benefits and other jurisdiction	(788.22)%	2.57%	10.61%
Effect of non-deductible expenses	96.85%	(2.61)%	(1.22)%
Effect of research and development credits	(20.44)%	3.57%	3.06%
Effect of deferred tax rate change	-%	(19.63)%	(34.22)%
Effect of changes in valuation allowance	(1,229.54)%	(3.31)%	(13.91)%
Effective tax rate	542.73%	5.59%	(10.68)%

Deferred tax assets as of December 31, 2024 and 2023 consist of the following:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Excess advertising expense	$-	$47,503
Net operating loss carrying forward	1,706,177	1,049,699
Share-based compensation	195,422	186,497
Lease liabilities	21,281	109,499
Others	25,249	26,727
Less: Deferred tax liability	(201,872)	(346,059)
Less: Valuation allowance on deferred tax assets	(1,626,832)	(715,989)
Deferred tax assets, net	$119,425	$357,878
Deferred tax liability
Changes in fair value of short-term investments	22,879	137,546
Upward adjustments in investments in an equity security	(6,153)	3,333
Right-of-use assets	15,739	114,666
Unbilled revenue	349,045	218,764
Less: Deferred tax assets	(201,872)	(346,059)
Deferred tax liability, net	$179,638	$128,250

As of December 31, 2024 and 2023, the Company had net operating loss carryforwards of $11,418,259 and $9,089,697, respectively. The net operating loss carryforwards $6,267,424 from Unite States on December 31, 2024 could be carried forward indefinitely and shall not expire. The Company also has net operating loss carryforwards from PRC of 5,150,835 which expire starting in 2025 through 2035. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2024 and 2023, the Company recorded valuation allowance of $1,626,832 and $715,989 against the deferred tax assets arising from net operating loss carrying forward based upon management’s assessment that it is more likely than not that part of deferred tax assets will not be realized.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Unrecognized tax benefits

As of December 31, 2024 and 2023, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

The Company recognizes interest and penalty charges related to income tax payable as necessary in the provision for income taxes. For the years ended December 31, 2024 and 2023, no interest expense or penalty was accrued in relation to the income tax payable. The Company had no liability for accrued interest and penalty as of December 31, 2024 and 2023.

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

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2024 and 2023 the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax. With the effective date of January 1, 2018, the Tax Act introduced a provision to tax global intangible low-taxed income (“GILTI”). The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost.

16. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per ordinary share for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the Years Ended December 31,
	2024	2023	2022
Net Loss Attributable to Zhongchao Inc.’s shareholders	$(643,229)	$(11,335,911)	$(2,940,891)

Weighted average number of ordinary share outstanding
Basic and Diluted*	5,205,425	2,603,354	2,599,776

Loss per share
Basic and Diluted	$(0.12)	$(4.35)	$(1.13)

*	Retrospectively restated for the effect of share consolidation (see Note 18)

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the years ended December 31, 2024, 2023 and 2022, the Company had no dilutive shares.

17. RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationship with the Company
Beijing Ougaini Trading Co., Ltd (“Beijing Ougaini”)	Controlled by an immediate family member of Mr. Yang Weiguang

2)	Transactions with related parties

Purchase from a related party

	For the Years Ended December 31,
	2024	2023	2022
Beijing Ougaini	$-	$112,980	$19,696

During the year ended December 31, 2022, the Company prepaid $112,980 to Beijing Ougaini for purchase of products for employee welfare and marketing promotion. The Company received the purchase in January 2023.

18. EQUITY

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company was committed to issue 135,007 Class A Ordinary Shares to a 6.25% shareholder of Zhongchao Shanghai, who is now in the progress of changing from a shareholder of Zhongchao Shanghai to a direct investor of Zhongchao Cayman (Note 1). The 135,007 Class A Ordinary Shares, representing 0.53% economic beneficial interest, or 0.41% of the voting ownership interest of the Company as of December 31, 2024 will be issued to the shareholder upon its capital contribution in Zhongchao Cayman and the Company released its paid-in capital in Zhongchao Shanghai. Such ordinary shares are included in the shares issued and outstanding as of December 31, 2024 and 2023 and in the calculation of earnings per share as such commitment to issue the shares is considered to be part the reorganization, and the shares are considered to be in existence from the time this shareholder made the investment.

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

On October 3, 2023 and October 10, 2022, the Company granted 18,000 and 18,000 Class A Ordinary Shares to three non-executive directors as one-year service compensations, respectively.

On February 20, 2024, the Company held an extraordinary general meeting of shareholders where the shareholders approved the proposed 1-for-10 share consolidation of the Company’s ordinary shares of US$0.0001 par value each (the “Share Consolidation”). The Share Consolidation was effective on February 29, 2024. The Company’s amended and restated articles of association (the “Amended Charter”) in connection with the Share Consolidation became effective on February 29, 2024. The number of shares of the Company Class A and Class B ordinary shares disclosed above in Note 18, except 135,007 Class A Ordinary Shares committed to issue, are not retrospectively adjusted considering the Share Consolidation.

On October 1, 2024, the Company entered into securities purchase agreements with investors providing for the issuance and sale by the Company of 3,094,000 Class A ordinary shares, par value $0.001 per share, in the aggregate (the “Shares”), in a registered direct offering (the “Offering”). On October 2, 2024, the Company consummated the Offering and issued the Shares to the investors at a price of $0.30 per Share, generating the gross proceeds to the Company in the total amount of $928,200. The Company did not retain an underwriter or placement agent with respect to the Offering and therefore was not paying any underwriting discounts or commissions.

On November 14, 2024, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the issuance and sale (the “Private Placement”) of (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.001 per share, of the Company (the “Class A Ordinary Shares”) and (ii) warrants (the “Warrants,” and, together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 40,000,000 Class A Ordinary Shares at an exercise price of $1.80 per share with respect to 50% of the Warrants and an exercise price of $2.00 per share with respect to the other 50% of the Warrants, subject to adjustment as provided therein, for an aggregate purchase price of $3,000,000. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire one year after the issuance date.

On December 12, 2024, the Company issued an aggregate of 9,600,000 Class A Ordinary Shares to the Purchasers upon cashless exercise of the Warrants, pursuant to the terms of the Warrants (the “Issuance”). As of the date hereof, no Warrants remain outstanding. The Issuance was made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Section 3(a)(9) of the Act.

On December 27, 2024, the Company granted 39,000 Class A Ordinary Shares to three non-executive directors as one-year service compensations.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the years ended December 31, 2024, 2023 and 2022, the Company accrued statutory reserve funds of $161,208, $56,151 and $115,963, respectively, which is 10% of the retained earnings of profit-making PRC subsidiaries, VIE or VIE’s subsidiaries as of December 31, 2024, 2023 and 2022, respectively. During the year ended December 31, 2024, the Company recorded a reversal of statutory reserve of $113,186 of the discontinued subsidiaries. As of December 31, 2024 and 2023, the Company had statutory reserve of $1,419,190 and $1,371,168, respectively.

As of December 31, 2024 and 2023, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, were approximately $13,139,835 and $13,370,283, respectively.

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

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023, there was $nil retained earnings in the aggregate, respectively, which was generated by the Company’s VIE and its subsidiaries in Renminbi included in the Company’ consolidated net assets, aside from $1,419,190 and $1,371,168 statutory reserve funds as of December 31, 2024 and 2023, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit the Company’s PRC subsidiary and VIE and VIE’s subsidiaries’ ability to make dividends or other payments in U.S. dollars to the Company, in addition to $13,139,835 and $13,370,283 restricted net assets as of December 31, 2024 and 2023, respectively, as discussed above.

19. CONCENTRATION RISK

The Company has a concentration of its account receivables with specific customers. As of December 31, 2024, three customers accounted for 18.4%, 14.4% and 11.4% of net accounts receivable, respectively. As of December 31, 2023, two customers accounted for 18.3% and 17.8% of net accounts receivable, respectively.

For the year ended December 31, 2024, two customers accounted for approximately 15.4%, and 13.8% of the total revenue, respectively. For the year ended December 31, 2023, one customer accounted for approximately 13.7% of the total revenue. For the year ended December 31, 2022, one customer accounted for approximately 15.9% of the total revenue.

As of December 31, 2024 and 2023, the Company had insignificant balance of accounts payable and did not further assess the concentration risk of accounts payable.

For the year ended December 31, 2024, two suppliers accounted for approximately 14.4% and 13.3% of the total cost of service revenue and product purchase, respectively. For the year ended December 31, 2023, two suppliers accounted for approximately 29.4% and 15.7% of the total cost of service revenue and product purchase, respectively. For the year ended December 31, 2022, one supplier accounted for approximately 22.9% of the total cost of revenue.

20. SHARE BASED COMPENSATION

The following table summarizes our unvested restricted share units:

	Number of shares	Weighted- Average Grant-Date Fair Value
Unvested on December 31, 2022	30,720	$25.2
Granted	1,800	$11.1
Vested	(1,800)	$11.6
Unvested on December 31, 2023	30,720	$25.2
Granted	39,000	$1.65
Vested	(52,500)	$1.65
Unvested on December 31, 2024	17,220	$25.2

Among the outstanding restricted share units brought forward from December 31, 2020, 11,988 restricted shares were vest in May 2022. The remaining restricted share units will vest in February 2029, upon fulfilment of requisite service period by the employees.

On October 10, 2022, the Company granted and issued 1,800 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year from March 1, 2022. The restricted shares were vested in a straight-line method over the service period, and will be transferable after a lock-up period of six months. As of December 31, 2022, 1,500 share were vested. The grant-date value of each restricted share units was $11.6 by reference to the closing price on October 10, 2022, and the total fair value of these restricted Class A Ordinary Share units aggregated $20,880.

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

On December 27, 2024, the Company granted and issued 39,000 shares of restricted Class A Ordinary Shares to three non-executive directors as their compensation for the year of 2024. The restricted shares were vested in a straight-line method over the service period, and will be transferable after a lock-up period of six months. As of December 31, 2024, 39,000 share were vested. The grant-date value of each restricted share units was $1.65 by reference to the closing price on December 27, 2024, and the total fair value of these restricted Class A Ordinary Share units aggregated $64,350.

For the years ended December 31, 2024, 2023 and 2022, the Company had share-based compensation expenses of $109,714, $135,547 and $160,777, respectively. As of December 31, 2024, the Company expected to incur share-based compensation expenses of $183,762 over a weighted average period of 4.16 years.

The following table summarizes share-based compensation expenses charged to operating expenses:

	For the Years Ended December 31,
	2024	2023	2022
Selling and marketing expenses	$342	$42,300	$61,607
General and administrative expenses	109,372	93,247	99,170
Total share-based compensation expenses	$109,714	$135,547	$160,777

21. SEGMENT REPORTING

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company’s operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the Company has determined that it had two operating segments for the years ended December 31, 2024, 2023 and 2022: (i) MDMOOC services, and (ii) sales of patented drugs.

The following table presents major accounts of statements of operations by segments for the year ended December 31, 2024.

	MDMOOC Services	Sales of patented drugs	Total
Revenues	$13,712,964	$2,151,809	$15,864,773
Cost of revenues	(5,510,088)	(1,442,472)	(6,952,560)
Selling and marketing expenses	(3,799,558)	(210,824)	(4,010,382)
General and administrative expenses	(4,815,112)	(174,672)	(4,989,784)
Research and development expenses	(252,451)	-	(252,451)
Loss from disposal of property and equipment	(863)	-	(863)
Total operating expenses	$(8,867,984)	$(385,496)	$(9,253,480)
Segment operating (loss) income	$(665,108)	$323,841	$(341,267)

Interest income, net	242,848	160	243,008
Other income, net	148,089	11,926	160,015
Segment net (loss) income	$(622,577)	$349,164	$(273,413)

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents major accounts of statements of operations by segments for the year ended December 31, 2023.

	MDMOOC Services	Sales of patented drugs	Total
Revenues	$10,406,734	$9,027,211	$19,433,945
Cost of revenues	(5,162,438)	(5,759,315)	(10,921,753)
Selling and marketing expenses	(5,327,266)	(1,383,491)	(6,710,757)
General and administrative expenses	(6,470,944)	(226,365)	(6,697,309)
Research and development expenses	(514,411)	-	(514,411)
Loss from disposal of property and equipment	(1,719,442)	-	(1,719,442)
Impairment of goodwill	(5,617,865)	-	(5,617,865)
Impairment of intangible assets	(536,206)	-	(536,206)
Total operating expenses	$(20,186,134)	$(1,609,856)	$(21,795,990)
Segment operating (loss) income	$(14,941,838)	$1,658,040	$(13,283,798)

Interest income, net	216,528	20,526	237,054
Other income, net	1,069,603	142	1,069,745
Segment net (loss) income	$(12,955,659)	$1,648,420	$(11,307,239)

The following table presents major accounts of statements of operations by segments for the year ended December 31, 2022.

	MDMOOC Services	Sales of patented drugs	Total
Revenues	$12,935,420	$1,216,096	$14,151,516
Cost of revenues	(7,166,871)	(627,981)	(7,794,852)
Selling and marketing expenses	(2,091,943)	(8,025)	(2,099,968)
General and administrative expenses	(6,649,906)	(149,728)	(6,799,634)
Research and development expenses	(411,524)	-	(411,524)
Total operating expenses	$(9,153,373)	$(157,753)	$(9,311,126)
Segment operating (loss) income	$(3,384,824)	$430,362	$(2,954,462)

Interest income, net	141,866	148	142,014
Other income, net	262,131	311	262,442
Segment net (loss) income	$(3,235,426)	$413,107	$(2,822,319)

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2024	December 31, 2023
Total assets
MDMOOC services	$24,890,290	$22,491,770
Sales of patented drugs	994,663	1,924,873
	$25,884,953	$24,416,643

Substantially all of the Company’s revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Company’s long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

22. COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

As of December 31, 2024, the Company leases offices space under 3 non-cancellable operating lease arrangements, which had a term over 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company discounted lease payments based on an estimate of its incremental borrowing rate to present value.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheet.

	December 31, 2024	December 31, 2023
Rights of use lease assets	$89,020	$796,653

Operating lease liabilities, current	33,685	236,294
Operating lease liabilities, noncurrent	23,832	571,862
Total operating lease liabilities	$57,517	$808,156

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023, the weighted average remaining lease term was 1.42 and 1.52 years, respectively, and discount rates were 4.75% for all of the operating leases.

Rental expenses for the years ended December 31, 2024, 2023, and 2022 were $218,227, $412,891 and $498,166, respectively. For the years ended December 31, 2024, 2023 and 2022, the cash payment for amounts included in the measurement of lease liabilities was $249,133, $427,278 and $409,595, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024:

2025	$53,597
2026	5,817
Total lease payments	59,414
Less: imputed interest	(1,897)
Present value of lease liabilities	$57,517

23. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

PARENT COMPANY BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	$1,088,565	$150,071
Short-term investment	4,040,000	5,241,677
Other current assets	54,383	143,208
Due from subsidiaries, VIE and VIE’s subsidiaries	12,247,807	7,948,307
Investment in subsidiaries, VIE and VIE’s subsidiaries	5,113,612	5,756,419
Total Assets	$22,544,367	$19,239,682

LIABILITIES AND EQUITY
Total Liabilities	$-	$-

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.001 per share, 450,000,000 shares authorized; 24,839,131 and 2,054,943* shares issued and outstanding on December 31, 2024 and 2023, respectively)	24,840	2,056
Class B Ordinary Share (par value $0.001 per share, 50,000,000 shares authorized; 549,772 and 549,772* shares issued and outstanding on December 31, 2024 and 2023, respectively)	550	550
Additional paid-in capital	29,059,063	25,133,933
Accumulated deficit	(6,540,086)	(5,896,857)
Total Shareholders’ Equity	22,544,367	19,239,682
Total Liabilities and Shareholders’ Equity	$22,544,367	$19,239,682

*	Retrospectively restated for the effect of share consolidation (see Note 18).

ZHONGCHAO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PARENT COMPANY STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2024	2023	2022
Equity in loss of subsidiaries	$(642,807)	$(11,440,721)	$(2,919,423)
General and administrative expenses	(192,233)	(82,620)	(23,193)
Interest income	191,811	187,430	1,725
Net Loss	$(643,229)	(11,335,911)	(2,940,891)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
Cash Flows from Operating Activities:
Net Cash Provided by (Used in) Operating Activities	$198,117	$(193,778)	$139,309

Cash Flows from Investing Activities:
Proceeds from redemption of short-term investments	10,269,677	-	-
Investments in short-term investments	(9,068,000)	(5,241,677)	-
Loans (made to) repaid from subsidiaries, VIE and VIE’s subsidiaries	(4,299,500)	1,475,310	(1,638,455)
Net Cash Used in Investing Activities	(3,097,823)	(3,766,367)	(1,638,455)

Cash Flows from Financing Activities:
Proceeds from issuance of common stocks in connection with direct offering, net off issuance cost	3,838,200	-	1,850,744
Net Cash Provided by Financing Activities	3,838,200	-	1,850,744

Net increase (decrease) in cash and cash equivalents	938,494	(3,960,145)	351,598
Cash and cash equivalents at beginning of year	150,071	4,110,216	3,758,618
Cash and cash equivalents at end of year	$1,088,565	$150,071	$4,110,216