Form 20-F
period 2025-12-31
Zhongchao Inc.
filed 2026-04-03
CIK 1785566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
Tel: 021-32205987

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Ordinary shares, par value $0.008	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, the issuer had 3,236,141 Class A Ordinary Shares, including 16,876 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital (giving effect to the 2026 Share Consolidation). For more details of the HF Warrant, please see “Our Corporate History and Structure” on page 52) and 624,972 Class B Class A Ordinary Shares.

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

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

●	All references to “RMB,” “yuan” and “Renminbi” are to the legal currency of China, all references to “HKD” is to the legal currency of Hong Kong, and all references to “USD,” and “U.S. dollars” are to the legal currency of the United States.

●	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this Annual Report only, Macau, Taiwan and Hong Kong;

●	“Class A Ordinary Shares” refers to our Class A ordinary shares, $0.008 par value per share;

●	“Class B Ordinary Shares” refers to our Class B ordinary shares, $0.008 par value per share;

●	“Controlling Shareholder” refers to Mr. Weiguang Yang, the CEO of the Company;

●	Unless specifically described otherwise, as used in this annual report and in the context of describing our consolidated financial information the terms “we,” “us,” “our company,” “our”, “Zhongchao” and “Zhongchao Cayman” refer to Zhongchao Inc., a Cayman Islands company, and its subsidiaries, consolidated affiliated companies and the PRC operating entities, as the context required;

●	“Hainan Muxin” refers to Hainan Muxin Medical Technology Co., Ltd., a PRC company.

●	“mobile MAUs” are the number of unique IP address that various mobile devices having access to the PRC operating entities’ MDMOOC mobile app or Sunshine Health Forums from mobile end at least once during a month. The numbers of the PRC operating entities’ mobile MAUs are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable device IP address as a separate user for purposes of calculating mobile MAUs, although inaccuracy may result from the possibility that one mobile device may have more than one IP addresses;

●	“monthly UVs” of MDMOOC website, MDMOOC.org, or the website of PRC operating entities’ Sunshine Health Forums, ygjkclass.com, are to the number of unique IP address that various internet browsers apply to access our websites, from either PC end or mobile end, at least once during a month. The numbers of PRC operating entities’ monthly UVs of PRC operating entities’ websites are calculated using internal company data that has not been independently verified, and the PRC operating entities treat each distinguishable IP address as a separate user for purposes of calculating monthly UVs, although inaccuracy may result from the possibility that some individuals may have more than one IP address and/or share the same IP address with other individuals to access PRC operating entities’ platform.

ii

●	“NFP(s)” refers to not-for-profit organizations.

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

●	“Shanghai Huijing” refers to Shanghai Huijing Information Technology Co., Ltd., a PRC company.

●	“Shanghai Jingyi” or “Shanghai Zhongxin” refers to Shanghai Zhongxin Medical Technology Co., Ltd., a PRC company, which was formerly known as Shanghai Jingyi, or Shanghai Jingyi Medical Technology Co., Ltd., a PRC company and changed to its current name as Shanghai Zhongxin on November 19, 2020.

●	“Shanghai Maidemu” refers to Shanghai Maidemu Cultural Communication Corp., a PRC company.

●	“Shanghai Zhongxun” refers to Shanghai Zhongxun Medical Technology Co., Ltd., a PRC company.

●	“Xinjiang Pharmaceutical” refers to Chongqing Xinjiang Pharmaceutical Co., Ltd., a PRC company;

●	“Zhongchao BVI” refers to Zhongchao Group Inc., a British Virgin Island company.

●	“Zhongchao HK” refers to Zhongchao Group Limited, a Hong Kong company.

●	“Zhongchao Shanghai” refers to Zhongchao Medical Technology (Shanghai) Co., Ltd., a PRC company.

●	“Zhongchao WFOE” refers to Beijing Zhongchao Zhongxing Technology Limited, a PRC company.

●	“Beijing Boya” refers to Beijing Zhongchao Boya Medical Technology Co., Ltd., a PRC company.

●	““Beijing Zhongxuanboya” refers to Beijing Zhongxuanboya Medical Technology Co., Ltd., a PRC company, formerly named as Beijing Yisuizhen Technology Co., Ltd., or “Beijing Yisuizhen.”

●	“Shanghai Zhongxuanboya” refers to Shanghai Zhongchao Boya Medical Technology Co., Ltd., a PRC company.

●	“West Angel” refers to West Angel (Beijing) Health Technology Co., Ltd., a PRC company.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2025 and 2024.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is U.S. dollar and the functional currencies for the subsidiaries, the VIE and the VIE’s subsidiaries are Renminbi, Japanese yen and U.S. dollar. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Other than in accordance with relevant accounting rules and as otherwise stated, all translations of Renminbi into U.S. dollars, and of Japan yen into U.S. dollar in this Annual Report were made at the rate of RMB 6.9931 to USD1.00 and JPY156.8000 to USD1.00, respectively, the noon mid rates on December 31, 2025, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Where we make period-on-period comparisons of operational metrics, such calculations are based on the Renminbi amount or Japan yen, and not the translated U.S. dollar equivalent. We make no representation that the Renminbi, Japan yen or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi or Japan yen, as the case may be, at any particular rate or at all.

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

Permission Required from the PRC Authorities to Issue Our Securities to Foreign Investors

PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in our operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. The Chinese government may intervene or influence the operations of the PRC operating entities at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in the operations of the PRC operating entities and/or the value of our Class A Ordinary Shares. Further, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government has initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over the use of variable interest entities for overseas listing, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application; and (4) if the issuer issues securities in the same overseas market after the initial issuance and listing, it shall submit filings with the CSRC within three business days after the completion of the issuance. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures, March 31, 2023, shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which meet the compliance requirements. As the Trial Measures were newly published, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our current listing, and future offering or financing. If we are required by the Trial Measures for any future offering or any other financing activities to file with the CSRC, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular” “— We may be liable for improper use or appropriation of personal information provided by our customers” “— New rules for China-based companies seeking for securities offerings in foreign stock markets were released by the CSRC. The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.” for more information.

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

Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the Consolidated VIE

For the year ended December 31, 2025, Zhongchao Cayman made cash transfer of $3.4 million to Zhongchao USA. For the year ended December 31, 2024, Zhongchao Cayman made cash transfer of $4.4 million to Zhongchao USA. For the year ended December 31, 2023, Zhongchao Cayman made cash transfer of $0.1 million to Zhongchao USA. Except as otherwise disclosed above, for the years ended December 31, 2025, 2024 and 2023, no other cash transfer or transfer of other assets have occurred between Zhongchao Cayman, its subsidiaries, the consolidated VIE and the subsidiaries of the VIE. For the years ended December 31, 2025, 2024 and 2023, none of our subsidiaries, the consolidated VIE, or the subsidiaries of the VIE have made any dividends or distributions to Zhongchao Cayman.   For the years ended December 31, 2025, 2024 and 2023, no dividends or distributions have been made to any U.S. investors.

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

Financial Information Related to the VIE

The following tables present selected condensed consolidated statements of operations and comprehensive loss, and cash flows for the years ended December 31, 2025, 2024 and 2023, and the selected condensed consolidated balance sheets as of December 31, 2025 and 2024, which showing financial information for parent company, Zhongchao Cayman, its subsidiaries (Zhongchao Group Inc. (“Zhongchao BVI”), Zhongchao HK, Zhongchao USA, Zhongchao Japan and Zhongchao WFOE), the VIE and its subsidiaries, eliminating entries and consolidated information.

Selected Condensed Consolidated Balance Sheets Data

	December 31, 2025
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Cash and cash equivalents	$79,976	$1,300,918	$795,297	$5,921,884	$-	$8,098,075
Short-term investment	1,750,059	4,074,498	-	-	-	5,824,557
Accounts receivable	-	-	-	2,782,693	-	2,782,693
Other current assets	26,493	57,483	1,863	170,962	-	256,801
Total current assets	1,856,528	5,432,899	797,160	8,875,539	-	16,962,126
Investment in subsidiaries, VIE and VIE’s subsidiaries	2,443,215	-	-		(2,443,215)	-
Property and equipment, net	-	1,735,579	-	4,141,645	-	5,877,224
Total non-current assets	2,443,215	1,828,907	-	5,355,813	(2,443,215)	7,184,720
Amount due from the Company and its subsidiaries	15,639,807	-	-	-	(15,639,807)	-
Total Assets	$19,939,550	$7,261,806	$797,160	$14,231,352	$(18,083,022)	$24,146,846

Total current liabilities	$-	$16,449	$-	$1,510,181	$-	$1,526,630
Total non-current liabilities	-	-	-	22,260	-	22,260
Amounts due to the Company and its subsidiaries	-	14,422,923	761,183	(284,799)	(14,899,307)	-
Total Liabilities	-	14,439,372	761,183	1,247,642	(14,899,307)	1,548,890
Total Shareholders’ Equity (Deficit)	19,939,550	(7,177,566)	35,977	12,983,710	(3,183,715)	22,597,956
Total Liabilities and Shareholders’ Equity	$19,939,550	$7,261,806	$797,160	$14,231,352	$(18,083,022)	$24,146,846

	December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Cash and cash equivalents	$1,088,565	$2,392,807	$5,280	$4,354,654	$-	$7,841,306
Short-term investment	4,040,000	1,202,441	-	-	-	5,242,441
Accounts receivable	-	-	-	4,682,320	-	4,682,320
Other current assets	54,383	27,853	-	858,914	-	941,150
Total current assets	5,182,948	3,623,101	5,280	9,895,888	-	18,707,217
Investment in subsidiaries, VIE and VIE’s subsidiaries	5,113,612	-	-		(5,113,612)	-
Property and equipment, net	-	1,661,000	-	4,206,154	-	5,867,154
Total non-current assets	5,113,612	1,661,000	-	5,516,736	(5,113,612)	7,177,736
Amount due from the Company and its subsidiaries	12,247,807	-	27,400	-	(12,275,207)	-
Total Assets	$22,544,367	$5,284,101	$32,680	$15,412,624	$(17,388,819)	$25,884,953

Total current liabilities	$-	$16,226	$-	$1,514,204	$-	$1,530,430
Total non-current liabilities	-	-	-	203,470	-	203,470
Amounts due to the Company and its subsidiaries	-	11,056,078	-	483,800	(11,539,878)	-
Total Liabilities	-	11,072,304	-	2,201,474	(11,539,878)	1,733,900
Total Shareholders’ Equity (Deficit)	22,544,367	(5,788,203)	32,680	13,211,150	(5,848,941)	24,151,053
Total Liabilities and Shareholders’ Equity	$22,544,367	$5,284,101	$32,680	$15,412,624	$(17,388,819)	$25,884,953

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2025
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$270,931	$-	$11,374,996	$(270,931)	$11,374,996
Costs of revenue	$-	$-	$-	$6,521,028	$(267,573)	$6,253,455
Gross profit	$-	$270,931	$-	$4,853,968	$(3,358)	$5,121,541
Share of loss of subsidiaries, VIE and VIE’s subsidiaries	$(2,670,397)	$(1,277,578)	$(1,279,395)	$-	$5,227,370	$-
Net loss	$(6,310,153)	$(2,670,397)	$(1,277,578)	$(784,109)	$5,227,370	$(5,814,867)

	For the year ended December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$-	$15,864,773	$-	$15,864,773
Costs of revenue	$-	$-	$-	$6,952,560	$-	$6,952,560
Gross profit	$-	$-	$-	$8,912,213	$-	$8,912,213
Share of (loss) income of subsidiaries, VIE and VIE’s subsidiaries	$(642,807)	$2,532,747	$2,532,739	$-	$(4,422,679)	$-
Net (loss) income	$(643,229)	$(642,807)	$2,532,747	$2,902,555	$(4,422,679)	$(273,413)

	For the year ended December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Revenues	$-	$-	$-	$19,433,945	$-	$19,433,945
Costs of revenue	$-	$-	$-	$(10,921,753)	$-	$(10,921,753)
Gross profit	$-	$-	$-	$8,512,192	$-	$8,512,192
Share of loss of subsidiaries, VIE and VIE’s subsidiaries	$(11,440,721)	$(10,809,427)	$(10,809,444)	$-	$33,059,592	$-
Net loss	$(11,335,911)	$(11,440,721)	$(10,809,427)	$(10,780,772)	$33,059,592	$(11,307,239)

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2025
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Net cash provided by operating activities	$93,470	$2,014,370	$768,425	$1,339,326	$(3,370,200)	$845,391
Net cash used in investing activities	$(1,102,059)	$(3,116,540)	$-	$-	$3,392,000	$(826,599)
Net cash provided by financing activities	$-	$-	$-	$-	$-	$-

	For the year ended December 31, 2024
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Net cash provided by (used in) operating activities	$198,117	$878,538	$(1,382)	$1,528,919	$(4,077,435)	$(1,473,243)
Net cash used in investing activities	$(3,097,823)	$(521,865)	$-	$(2,487,565)	$4,299,500	$(1,807,753)
Net cash provided by financing activities	$3,838,200	$-	$-	$-	$-	$3,838,200

	For the year ended December 31, 2023
	Parent	Subsidiaries	WFOE	VIE and its Subsidiaries	Elimination	Total

Net cash (used in) provided by operating activities	$(193,778)	$(2,351,935)	$17	$1,124,613	$1,475,312	$54,229
Net cash (used in) provided by investing activities	$(3,766,367)	$1,530,264	$-	$(43,240)	$(1,475,312)	$(3,754,655)
Net cash provided by financing activities	$-	$-	$-	$-	$-	$-

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

Risks Related to the Business and Industry of the PRC Operating Entities

Risks and uncertainties related to the business and industry of the PRC operating entities include, but are not limited to, the following:

●	We depend on the healthcare industry for a significant portion of our revenues.

●	We expect competition to increase significantly in the future which could reduce the PRC operating entities’ revenues, potential profits and overall market share.

●	We generate a significant portion of our revenues from a relatively small number of major customers and loss of business from these customers could reduce our revenues and significantly harm the PRC operating entities’ business.

●	If the PRC operating entities are unable to collect their receivables from their customers, our results of operations and cash flows could be adversely affected.

●	The PRC operating entities may not be able to prevent others from unauthorized use of the PRC operating entities’ intellectual property, which could cause a loss of customers, reduce the PRC operating entities’ revenues and harm their competitive position.

●	The Internet is subject to many legal uncertainties and potential government regulations that may decrease demand for the PRC operating entities’ services, increase the PRC operating entities’ cost of doing business or otherwise have a material adverse effect on our financial results or prospects.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●	The dual class structure of our ordinary shares has the effect of concentrating voting control with our CEO, directors and their affiliates.

●	We depend upon the VIE Arrangements in consolidating the financial results of the PRC operating entities, which may not be as effective as direct ownership.

●	We conduct our business through Zhongchao Shanghai and its subsidiaries by means of VIE Arrangements. If the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

●	The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

Zhongchao WFOE and the PRC operating entities are based in China, and the PRC operating entities have all of their operations in China, and therefore, we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The majority of the PRC operating entities’ business operations are conducted in China. Accordingly, the PRC operating entities’ business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. See “Risk Factor — Adverse changes in political, economic and other policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect the growth of the PRC operating entities’ business and their competitive position.” on page 32 of this Annual Report.

●	The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. See “Risk Factor — The Chinese government exerts substantial influence over the manner in which the PRC operating entities must conduct their business activities. We are currently not required to obtain approval from Chinese authorities to list or continue to list on U.S. exchanges nor for the execution of VIE agreements, however, if the VIE or the holding company were required to obtain approval and were denied permission from Chinese authorities to list or continue to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange or continue to offer securities to investors, which could materially affect the interest of the investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.” on page 34 of this Annual Report.

●	If the PRC operating entities fail to comply with any regulatory requirements, including obtaining any required licenses, approvals, permits or filings in a timely manner or at all, the PRC operating entities’ continued business operations may be disrupted and the PRC operating entities may be subject to various penalties or be unable to continue their operations, all of which will materially and adversely affect our business, financial condition and results of operations. See “Risk Factor — We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.” on page 33 of this Annual Report.

●	There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. See “Risk Factor — PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.” on page 36 of this Annual Report.

●	Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. See “Risk Factor — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary ability to distribute profits to us, or otherwise materially and adversely affect us.” on page 47 of this Annual Report.

●	The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. See “Risk Factor — Governmental control of currency conversion may limit our ability to use our revenues effectively and the ability of our PRC subsidiaries to obtain financing.” on page 49 of this Annual Report.

●	On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See “Risk Factor — The recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 39 of this Annual Report.

●	The business of the PRC operating entities involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. We may be deemed as a data processor under the Regulations on the Network Data Security Management and may be subject to the cybersecurity review in connection with our continuing listing abroad because, as of the date of this Annual Report, the MDMOOC online platform has more than 194,700 registered users and a database of approximately 111,070 healthcare experts. See “Risk Factor — We may be liable for improper use or appropriation of personal information provided by our customers.” on page 42 of this Annual Report.

●	The majority of the operations of the PRC operating entities conducted outside of the U.S. In addition, our management consists of five officers who are all located in China and three independent directors, among which two are located in the United States and one is located in China. As a result, it may not be possible for the U.S. regulators to conduct investigations or inspections, or to effect service of process within the U.S. or elsewhere outside the U.S. See “Risk Factor — U.S. regulators’ ability to conduct investigations or enforce rules in China is limited.” on page 45 of this Annual Report.

RISKS RELATED TO THE BUSINESS AND INDUSTRY OF THE PRC OPERATING ENTITIES

The PRC operating entities may be unable to effectively manage their rapid growth, which could place significant strain on their management personnel, systems and resources. The PRC operating entities may not be able to achieve anticipated growth, which could materially and adversely affect their business and prospects.

The PRC operating entities significantly expanded their business recently. In September 2022, Zhongchao announced its new strategic extension of the business model from “Medical-Pharmaceutical” to “Medical-Pharmaceutical-Patient” for patients with oncology and other major diseases to meet patients’ different medical health needs. In 2021, the PRC operating entities’ business and operation was impacted by the COVID-19 pandemic and local governmental restrictions in response to the pandemic and to the medical related products, so the revenues and net income decreased. For the fiscal years ended December 31, 2025, 2024 and 2023, our revenues were $11,374,996, $15,864,773 and $19,433,945, respectively, and our net loss were $(5,814,867), $(273,413) and $(11,307,239), respectively. As of the date of this Annual Report, Zhongchao Shanghai maintains 7 subsidiaries and 1 branch, of which are located in China (Beijing, Shanghai and Shijiazhuang) to serve different customers in various geographic locations.

As of the date of this Annual Report, the PRC entities have 33 full-time employees and a few contractors from the third party. The PRC operating entities had been seeking business expansion countrywide, and, in consideration of cost, operation efficiency and business development need, established additional offices at shared workspace in 6 cities (Chongqing, Tianjin, Wuhan, Chengdu, Shijiazhuang and Baotou ) accommodating a total of 33 employees as of the date of this Annual Report. The rent for these offices at shared workspace is payable monthly or semi-annually, and the leases thereunder could be terminated with advanced notice. Zhongchao Shanghai and its subsidiaries are actively looking for additional locations to establish new offices and expand their current offices and sales and delivery centers. The PRC operating entities intend to continue their expansion in the foreseeable future to pursue existing and potential market opportunities. The PRC operating entities’ growth has placed and will continue to place significant demands on their management and administrative, operational and financial infrastructure. Continued expansion increases the challenges the PRC operating entities face in:

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

Our revenues could seriously decrease if there were adverse developments in the healthcare industry. Our near-term and long-term prospects depend upon selling the PRC operating entities’ services to the healthcare industry. In 2025, 32.5% of our revenues were derived from services and products provided to pharmaceutical enterprises. In 2024, 35.2% of our revenues were derived from services and products provided to pharmaceutical enterprises. In 2023, 52.5% of our revenues were derived from services and products provided to pharmaceutical enterprises.   Accordingly, our success is highly dependent on the sales and marketing expenditures of pharmaceutical enterprises and The PRC operating entities’ ability to attract these expenditures. Some of the adverse developments in the healthcare industry that could affect our revenues would be:

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

We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers. For the year ended December 31, 2025, four customers accounted for approximately 17.3%, 17.2%, 15.3% and 11.1% of the total revenue. For the year ended December 31, 2024, two customers accounted for approximately 15.4% and 13.8% of the total revenue. For the year ended December 31, 2023, one customer accounted for approximately 13.7% of the total revenue. The PRC operating entities’ ability to maintain close relationships with these and other major customers is essential to the growth and profitability of the PRC operating entities’ business. However, the volume of work performed for a specific client is likely to vary from year to year, especially when the PRC operating entities are not their customers’ exclusive healthcare information, education, and training services provider and the PRC operating entities do not have long-term commitments from any of their customers to purchase the PRC operating entities’ services. A major client in one year may not provide the same level of revenues for the PRC operating entities in any subsequent year. The healthcare information, education, and training services the PRC operating entities provide to their customers, and the revenues and income from those services, may decline or vary as the type and quantity of healthcare information, education, and training services the PRC operating entities provide changes over time. In addition, the PRC operating entities’ reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than the PRC operating entities’ performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. These factors may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another services provider or returning work in-house. In the future, a small number of customers may continue to represent a significant portion of our total revenues in any given period. The loss of any of the PRC operating entities’ major customers could adversely affect our financial condition and results of operations.

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

The PRC operating entities have initiated their online operations in the recent 13 years and are developing its ability to provide their courses and education systems on a transactional basis over the Internet. The PRC operating entities’ future success will depend on their ability to develop the infrastructure effectively, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for the PRC operating entities’ services. In the event the PRC operating entities are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

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

In 2025, in response to evolving market conditions and the performance of operations, the PRC operating entities analyzed and adjusted their business strategies. In 2025, the Company ceased the operations of Xinjiang Pharmaceutical, which was primarily engaged in patented pharmaceuticals sales business, Beijing Zhongxin Boya, which was primarily engaged in health consultation services, and Maidemu Health, which was engaged in health consultation services. As of the date of this Annual Report, Zhongchao Shanghai maintains 7 subsidiaries and 1 branch, which are located in China (Beijing, Shanghai and Shijiazhuang). As of the date of this Annual Report, the PRC entities have 33 full-time employees and a few third-party contractors. For the fiscal years ended December 31, 2025, 2024 and 2023, our revenues were $11,374,996, $15,864,773 and $19,433,945, respectively, and our net losses were $(5,814,867), $(273,413) and $(11,307,239), respectively.

If the PRC operating entities are unable to collect their receivables from their customers, our results of operations and cash flows could be adversely affected.

The PRC operating entities’ business depends on their ability to successfully obtain payment from their customers of the amounts they owe us for work performed. As of December 31, 2025, 2024 and 2023, our accounts receivable balance amounted to approximately $2,782,693, $4,682,320 and $2,552,738, respectively. As of December 31, 2025, 2024 and 2023, we had allowance for credit losses of $556,051, $66,093 and $2,197, respectively, against accounts receivable. For the years ended December 31, 2025, 2024 and 2023, we wrote off $399,951, $20,767 and $1,247,907, respectively, against accounts receivable.  Since the PRC operating entities generally do not require collateral or other security from their customers, they establish an allowance for credit losses based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on client receivables balance could differ from those that we anticipate and as a result we might need to adjust their allowance. There is no guarantee that we will accurately assess the creditworthiness of the PRC operating entities’ customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for the PRC operating entities’ customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If the PRC operating entities are unable to collect their receivables from their customers in accordance with the contracts with the PRC operating entities’ customers, our results of operations and cash flows could be adversely affected.

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

The PRC operating entities plan to continue to increase the number of customers they serve to diversify their client base and grow our revenues. Revenues from a new client often rise quickly over the first several years following the PRC operating entities’ initial engagement as they expand the services that they provide to that client. Therefore, obtaining new customers is important for them to achieve rapid revenue growth. The PRC operating entities also plan to grow revenues from their existing customers by identifying and selling additional services to them. The PRC operating entities’ ability to attract new customers, as well as their ability to grow revenues from existing customers, depends on a number of factors, including the PRC operating entities’ ability to offer high quality services at competitive prices, the strength of the PRC operating entities’ competitors and the capabilities of the PRC operating entities’ sales and marketing teams. If the PRC operating entities are not able to continue to attract new customers or to grow revenues from their existing customers in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

As a result of the PRC operating entities’ recent business evolvement and development, evaluating their business and prospects may be difficult and the PRC operating entities’ past results may not be indicative of its future performance.

Our future success depends on the PRC operating entities’ ability to significantly increase revenue and maintain profitability from the PRC operating entities’ operations. The PRC operating entities’ business has evolved in recent years in response to changing market conditions and adjustment of business strategies. The PRC operating entities’ development in recent years makes it difficult to evaluate their historical performance and make a period-to-period comparison of the PRC operating entities’ historical operating results less meaningful. The PRC operating entities may not be able to achieve a similar growth rate or maintain profitability in future periods. Therefore, you should not rely on our past results or our historic rate of growth as an indication of the PRC operating entities’ future performance. You should consider our future prospects in light of the risks and challenges encountered by a company seeking to grow and expand in a competitive industry that is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. These risks and challenges include, among others:

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

Our gross margin and profitability are significantly impacted by the PRC operating entities’ utilization of human resources as well as other resources, such as computers, IT infrastructure and office space, and the PRC operating entities’ ability to increase their productivity levels. The PRC operating entities have expanded their operations significantly in recent years through organic growth, which has resulted in a significant increase in the PRC operating entities’ headcount and fixed overhead costs. Recently, in response to the evolving market conditions, the PRC operating entities adjusted their business strategies, resulting in, among other things, reducing headcount, office space and fixed overhead costs. The PRC operating entities may face difficulties maintaining high levels of utilization, especially for their adjusted businesses and resources. The framework agreements with some of the PRC operating entities’ customers typically do not impose a minimum or maximum purchase amount and allow the PRC operating entities’ customers to place service orders from time to time at their discretion. Customer demand is varied and it may fall to zero or surge to a level that the PRC operating entities cannot cost-effectively satisfy. Although the PRC operating entities try to use all commercially reasonable efforts to accurately estimate service orders and resource requirements from their customers, we may overestimate or underestimate, which may result in unexpected cost and strain or redundancy of their human capital and adversely effect on their utilization ability. The PRC operating entities’ ability to continually increase their productivity levels depends significantly on their ability to recruit, train, develop and retain high-performing professionals, staff projects appropriately and optimize their mix of services and delivery methods. If the PRC operating entities experience a slowdown or stoppage of work for any client or on any project for which they have dedicated professionals or facilities, they may not be able to efficiently reallocate these professionals and facilities to other customers and projects to keep their high utilization and productivity levels. If the PRC operating entities are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, their profitability will suffer.

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

The PRC operating entities’ success largely depends on their ability to use and develop their technology and services without infringing the intellectual property rights of third parties, including copyrights, trade secrets and trademarks. The PRC operating entities may be subject to risk related to potential infringement claims of the copyrights, as the copyrights of some of the medical education courses of the PRC operating entities’ developed by them belong to their customers or share with their customers based on agreements. For example, pursuant to the Copyright Law of the PRC, providing the public with works by wired or wireless means, so as to make the public able to respectively obtain the works at the individually selected time and place, without permission from the owner of the copyrights therein shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc. The PRC operating entities may be subject to litigation involving claims of violation of other intellectual property rights of third parties. The PRC operating entities may be unaware of intellectual property registrations or applications relating to their services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage the PRC operating entities’ ability to rely on such technologies. The PRC operating entities are subject to additional risks as a result of their hiring of new employees who may misappropriate intellectual property from their former employers. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering their services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from the PRC operating entities’ business. A successful infringement claim against us, whether with or without merit, could, among other things, require us to pay substantial damages, develop non-infringing technology, or re-brand the PRC operating entities’ name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of the PRC operating entities’ products until resolution of such litigation, or could require us to indemnify their customers against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether the PRC operating entities ultimately win or lose, could damage their reputation and have a material adverse effect on our business, results of operations or financial condition.

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

As we may rely on dividends paid to us by our PRC subsidiaries and branches, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Class A Ordinary Shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering or other offerings in the future into for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Share or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, euro and other foreign currencies are affected by, among other things, changes in China political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in the U.S. dollar terms. For example, to the extent that we need to convert U.S. dollar we receive from our initial public offering or other offerings into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollar for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

In connection with audits of our financial statements for the fiscal years ended December 31, 2025 and 2024, our management identified below material weaknesses in the design and operation of our internal controls:

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

We cannot be certain that these measures will successfully remediate the material weakness or that other material weaknesses will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our ordinary shares to decline. In addition, it could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Because of our status as a non-accelerated filer, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

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

End users sometimes enter private health information about themselves or their family members when using the PRC operating entities’ services. Also, the PRC operating entities’ systems record use patterns when end users access the PRC operating entities’ databases that may reveal health-related information or other private information about the users. Certain PRC laws and regulations govern collection, dissemination, use and confidentiality of users’ private information. For example, relevant PRC laws and regulations, including the Civil Code of the PRC, which stipulates that the personal information of a natural person shall be protected by laws, any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Security Law, which came into force as of November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.

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

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are a holding company with no material operations of our own. All of our business is conducted through Zhongchao Shanghai, whose principle business is to provide healthcare information, education, and training services to healthcare professionals and the public in China. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor. We do not believe that the PRC operating entities’ anticipated principal activities will subject us to the Investment Company Act. To this end, the investment by the VIE’s subsidiary Shanghai Jingyi is only in a private equity fund particularly investing in a certain biotech company in China with a limited capital subscription and a limited investment period. By restricting the investment to such a certain instrument, we intend to avoid being deemed an “investment company” within the meaning of the Investment Compact Act.

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

A holder of a Class B Ordinary Share has the right to cast 1,000 votes per Class B Ordinary Share, and a holder of a Class A Ordinary Share has 1 vote per Class A Ordinary Share. Mr. Weiguang Yang, our Chief Executive Officer and Chairman, holds 100% of the outstanding Class B Ordinary Shares directly and indirectly through More Healthy, which entitles him to approximately 99.5% of the voting power of our outstanding ordinary shares. Because of the one thousand-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our ordinary shares. This concentrated control will limit your ability to influence corporate matters for the foreseeable future.

Each Class B Ordinary Share is convertible, at the option of the holder thereof, on a 1:1 basis into Class A Ordinary Shares (subject to certain adjustments). Any conversion of Class B Ordinary Shares to Class A Ordinary Shares will have the effect, over time, of increasing the relative voting power of those holders of Class B Ordinary Shares who retain their shares in the long term. If, for example, Mr. Weiguang Yang retains a significant portion of his holdings of Class B Ordinary Share for an extended period of time, he could, in the future, continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares.

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

On November 28, 2025, the Company received written notice from Nasdaq notifying the Company that it is not in compliance with the Minimum Bid Price Requirement, as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days to regain compliance, or until May 28, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company’s Class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of Compliance Period. If the Company regains compliance with the Minimum Bid Price Requirement, Nasdaq will provide the Company with written confirmation and will close the matter. The Company is monitoring the closing bid price of its Class A Ordinary Shares and evaluating options to regain compliance with the Minimum Bid Price Requirement, including by effecting a reverse stock split, if necessary. On March 2, 2026, the Company effectuated the 2026 Share Consolidation. However, there can be no assurance that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement. On March 17, 2026, the Company received written notice (the from the Nasdaq informing the Company that it has regained compliance the Minimum Bid Price Requirement.

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

Our Founder, CEO, and our Chairman of the Board, Mr. Weiguang Yang, and his affiliates which he deemed to have control and/or have substantial influence is able to exercise full voting rights with respect to an aggregate of 68,750 Class A Ordinary Shares and 624,972 Class B Ordinary Shares, representing a majority of the voting power of our outstanding ordinary shares. As a result, Mr. Yang has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, Mr. Yang has the ability to control the management and affairs of our company as a result of his position as our CEO and his ability to control the election of our directors. Additionally, in the event that Mr. Yang controls our company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As a board member and officer, Mr. Yang owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Yang is entitled to vote his shares, and shares over which he has voting control as a result of voting agreements, in his own interests, which may not always be in the interests of our shareholders generally.

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

If any of our PRC entities or the PRC operating entities or their ownership structure or the VIE Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities or the PRC operating entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing conditions or requirements with which the PRC entities may not be able to comply;

●	requiring us and the PRC operating entities to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from our offerings to finance our business and operations in China; or

●	imposing fines.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effect on January 1, 2020. The PRC Foreign Investment Law embodies an expected mainland China regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities whose financial results are consolidated through VIE Arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for VIE Arrangements as a form of foreign investment. Therefore, there can be no assurance that our ability to consolidate the financial results of the VIE and its subsidiaries through VIE Arrangements will not be deemed as foreign investment in the future. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing.

Furthermore, if future legislation prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

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

The majority of the PRC operating entities’ business are conducted in China. Accordingly, the business, financial condition, results of operations and prospects of the PRC operating entities are affected significantly by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategical allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The growth of the Chinese economy may not continue at a rate experienced in the past. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect the PRC operating entities’ business and results of operations. Furthermore, any adverse change in the economic conditions in China, in policies of the PRC government or in laws and regulations in China could have a material adverse effect on the overall economic growth of China and market demand for our services. Such developments could adversely affect the PRC operating entities’ businesses, lead to reduction in demand for our services and adversely affect the PRC operating entities’ competitive position.

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

On February 17, 2023, the CSRC promulgated the Interim Administrative Measures on Overseas Securities Offering and Listing by Domestic Enterprises (CSRC Announcement [2023] No. 43) (“Trial Measures”), and five supporting guidelines, together with five supporting guidelines, which took effect on March 31, 2023. Under the Trial Measures, we are required to go through filing procedures with the CSRC within three business days after the completion of each future offering under the Trial Measures. We cannot assure you that we can complete the required filing procedures with the CSRC or receive any other approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any failure of us or the PRC operating entities to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, including but not limited to the newly promulgated Trial Measures, we are required to go through filing procedures with the CSRC within three business days after the completion of each future offering under the Trial Measures. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, including but not limited to the newly promulgated Trial Measures, we are required to go through filing procedures with the CSRC within three business days after the completion of each future offering under the Trial Measures. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

Zhongchao Cayman is an offshore holding company with no material operations of its own, which conducts substantially all of its operations through its operating subsidiaries established in the PRC. As of the date of this Annual Report, substantially all of our cash and assets are located in the PRC. No transfers, dividends or other distributions were made from our subsidiaries to our holding company or investors outside of the PRC during the fiscal years ended December 31, 2025, 2024 and 2023. The transfer of funds among PRC companies are subject to the Provisions on Private Lending Cases, which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not prohibit cash transfers among the PRC operating entities. As of the date of this Annual Report, we have not been notified of any restrictions which could limit the PRC operating entities’ ability to transfer cash among each other. However, there are limitations on our ability to transfer cash between us and our U.S. investors such that dividend distributions to our foreign investors are required to be reviewed by a bank designated by SAFE that processes outward remittance of profits, including but not limited to the resolution of the board of directors of such PRC institution on distribution of profits, original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. Upon review and approval by the designated bank, Zhongchao WFOE may remit dividends to Zhongchao HK, unless the PRC government temporarily introduces relevant policies that prevent Zhongchao WFOE from remitting dividends to Zhongchao HK in a timely manner.

Subject to the provisions of the Companies Act (Revised) of the Cayman Islands and any rights attaching to any class or classes of shares under and in accordance with the articles: (a) the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and (b) our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in securities. Among Zhongchao Cayman and its subsidiaries, cash can be transferred from Zhongchao Cayman to Zhongchao HK, and then transferred to Zhongchao WFOE via capital contribution or shareholder loans, as the case may be, as we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. Cash proceeds may flow to Zhongchao Shanghai from Zhongchao WFOE pursuant to the Contractual Arrangements between Zhongchao WFOE and Zhongchao Shanghai as permitted by the applicable PRC regulations. For more details, see “— Dividend Distributions or Transfers of Cash among the Holding Company, Its Subsidiaries, and the PRC Operating Entities” of this Annual Report. We believe, as of the date of this Annual Report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Zhongchao HK. As of the date of this Annual Report, we have not applied and have no plan to apply for the tax resident certificate from the relevant Hong Kong tax authority. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on our ability and the ability of our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

There can be no assurance that the PRC government will not intervene or impose restrictions in future on our ability to transfer or distribute cash within our PRC Subsidiaries or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may be quick with little advance notice and impair our ability to operate profitably.

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

New rules for China-based companies seeking for securities offerings in foreign stock markets were released by the CSRC. The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and could cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

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

According to the Trial Measures, an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, whether directly or indirectly, are required to fulfill the filing procedures with, and to report the information to, the CSRC. Due to the fact that we completed our initial public offering before the effective date of the Trial Measures (i.e., March 31, 2023), we are deemed to be an “Existing Issuer” pursuant to the Trial Measures and the implementation guidance, in the event that we conduct any future securities offerings and listing that will be captured by the Trial Measures, in which case we will have to complete the filing procedures with the CSRC for our future offerings. Furthermore, we cannot assure you that new regulations or rules promulgated in the future will not impose additional requirements on us. Any failure of us to fully comply with these regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

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

Our current independent accounting firm, Prager Metis CPAs, LLC (“Prager Metis”), whose audit report is included in this Annual Report on Form 20-F, its office is located in New Jersey, the U.S. Prager Metis was not included in the list of PCAOB Identified Firms in the PCAOB December Release. However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

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

The above recent developments may have added uncertainties to our ability to continue to list on Nasdaq or to offer our securities and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are a non-accelerated filer and substantial all of our operations are conducting in China.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. In addition, on September 30, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways. On October 28, 2025, the SCNPC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on January 1, 2026. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

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

According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Cybersecurity Review Measures does not provide a definition of “online platform operator”, therefore, we cannot assure you that any PRC operating entities will not be deemed as an “online platform operator.” On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments), or the Data Security Management Regulations Draft, to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users/users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refer to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. The Data Security Management Regulations Draft was formally adopted on August 30, 2024 as Regulations on the Network Data Security Management, which was promulgated on September 24, 2024 and took effect on January 1, 2025. Pursuant to Regulations on the Network Data Security Management, there is no provision related to list or offer securities abroad, and it will not affect us at this time. There remains uncertainty as to how the Cybersecurity Review Measures and the Regulations on the Network Data Security Management will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Regulations on the Network Data Security Management. As of the date of this Annual Report, the MDMOOC online platform has more than 194,370 registered users and a database of more than 111,070 healthcare   experts, and we currently do not hold more than one million users/users’ individual information. However, we may be deemed as a data processor under the Regulations on the Network Data Security Management.

On February 12, 2025, the CAC published the Administrative Measures for Personal Information Protection Compliance Audits, which came into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years.

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

As of the date hereof, as advised by our PRC legal counsel, we are of the view that we are in compliance with the applicable PRC laws and regulations governing the data privacy and personal information in all material respects, including the data privacy and personal information requirements of the Cyberspace Administration of China, and we have not received any complaints from any third party, or been investigated or punished by any PRC competent authority in relation to data privacy and personal information protection. However, as there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, we could be subject to cybersecurity review, and if so, we may not be able to pass such review in relation to our offerings. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and impose export restrictions on certain data and information.

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

The PRC operating entities may be deemed as providing certain restricted services or conduct certain restricted activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to lack official interpretations on certain terms under internet related PRC regulations and laws. For example, (i) certain business operated on the PRC operating entities’ websites and mobile apps, including providing platform for users to release, collect and process medical information, may be deemed as the internet information services, thus they may be required to obtain a License for Value-added Telecommunications Services for provision of such services. Whoever engages in the internet information services without obtaining such license may be ordered to make a rectification, be confiscated of illegal gains, and be imposed a fine. If the circumstances are serious, it shall be ordered to suspend business for rectification; (ii) certain content posted on the PRC operating entities’ website or mobile apps, including the course materials, the courseware or audio-visual content uploaded by the PRC operating entities  in MDMOOC online platform, may be deemed as “internet cultural products,” and the PRC operating entities’ use of those contents may be regarded as “internet cultural activities,” thus they may be required to obtain an Internet Culture Business Operating License for provision of those contents. If any entity engages in the activities without obtaining such licenses, the competent administrative department shall order it to cease the operational internet cultural activities, give it a warning, and impose upon it a fine of less than RMB 30,000; if it refuses to cease the operational activities, it shall be blacklisted in the cultural market, and imposed upon it as a credit punishment; (iii) due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including the PRC operating entities’ course materials, the courseware or audio-visual contents uploaded by the PRC operating entities  of MDMOOC online platform may be regarded as “online publishing service” and therefore they may be required to obtain an Online Publishing License. Where any entity or individual engages in online publishing services without approval, the competent departments shall ban such entity or individual according to their statutory functions and powers, and the competent departments shall order them to close their websites and delete all the relevant online publications, confiscate their illegal income and major equipment and tools used for engaging in the activities, and impose fines; (iv) certain medical and drug-related contents posted on the PRC operating entities’ website or mobile apps may be deemed as internet drug information service, and the PRC operating entities’ use of those contents may be required to obtain a Qualification Certificate for Internet Drug Information Services for provision of those contents. In the case of any engagement in the services without obtaining or making use of the License for Internet-based Drug Information Services beyond the period of validity thereof, the authority shall issue a warning and order the parties concerned to suspend from engaging in internet -based drug information services; if the circumstances are serious, punishments shall be given in accordance with relevant laws and regulations by the competent authority; and (v) certain PRC operating entities producing and posting videos on their website or mobile apps may be required to obtain a License for Production and Operation of Radio and TV Programs from the SARFT or its counterparts at the provincial level under the Regulations on the Administration of Production and Operation of Radio and Television Programs. Some of the applicable PRC operating entities have not obtained the above licenses or made such filings, and certain licenses that were obtained by the PRC operating entities have expired and have not been successfully renewed yet, and such PRC operating entities may be punished accordingly.

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

On February 3, 2015, the SAT issued the Public Notice of the SAT Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises (the “Public Notice 7”). In December 2017, Article 13 and Paragraph 2 of Article 8 of Public Notice 7 were abolished. Pursuant to Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for a reasonable commercial purpose, such indirect transfer must be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. Although Public Notice 7 introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market, it brought challenges to both the offshore transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an indirect transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We may be subject to any enforcement actions brought by Chinese tax authorities if we fail to pay certain value added tax and income taxes in a timely manner.

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

The State Administration of Taxation (“SAT”) has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Interim Measures for the Administration of Remittance of Income Tax for Non-Resident Enterprise Withheld at Source (the “Interim Measures”) which became effective on January 1, 2009, the Notice of the SAT on Strengthening the Administration of Enterprise Income Tax on Gain Derived from Equity Transfer Made by Non-Resident Enterprise (the “Notice”) which became effective on January 1, 2008 and was amended on July 19, 2015, the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Circular 37”) which was promulgated on October 17, 2017, became effective on December 1, 2017 and was amended on June 15, 2018, and the Public Notice which became effective on February 3, 2015 and was amended on December 1, 2017 and December 29, 2017.

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

According the Value-Added Tax Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress and became effective on January 1, 2026, all taxpayers selling goods, provision of services, separate intangible assets, immovable properties, or the importation of goods within the PRC shall pay Value-Added Tax. The applicable VAT rates are generally 13%, 9%, 6% or 0%, depending on the category of taxable activities.

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

We have requested our shareholders that we know are PRC residents and hold direct or indirect interests in us to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. To our knowledge, as the date hereof, all our current PRC resident beneficial owners who have more than 5% of our voting power, including our founder Weiguang Yang, have filed the foreign exchange registration in connection with their respective overseas shareholding in our company in accordance with the Circular 37. However, we may not at all times be fully aware or informed of the identities of all our beneficial owners who are PRC residents, and we may not always be able to compel our beneficial owners to comply with the SAFE Circular 37 requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37 or other related regulations. Failure by any such shareholders or beneficial owners to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries are subject to completion of registration with the market regulator and foreign exchange registration at an authorized bank by the SAFE. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with the SAFE or its local branches or satisfy relevant requirements as provided by SAFE. Any medium- or long-term loan to be provided by us to the variable-interest entities, or the VIEs, must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the relevant PRC subsidiaries adopt the mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, and apply the latest macro-prudential adjustment parameter adopted by the People’s Bank of China and SAFE on January 13, 2025, the outstanding amount of the loans shall not exceed 350% (which may be adjusted due to the change of PRC’s national macro-control policy) of the net asset of the relevant PRC subsidiary.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan are subject to these regulations as our company is an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

The PRC Labor Contract Law and the Interim Provisions on Labor Dispatch stipulate that an employer shall strictly control the number of dispatched workers it employed, which shall not exceed 10% of the total number of employees. As of the date of this Annual Report, the number of dispatched workers of certain PRC operating entities exceeds 10% of their total number of employees, which may subject them to make correction within a stipulated period or a fine ranging from RMB5,000 to RMB10,000 per person. If the PRC operating entities are subject to fines, our financial condition and results of operations may be adversely affected. The services agreements with certain dispatched workers will terminate upon the completion of the projects they are working on, and the PRC operating entities plan to enter into full-time employment agreements with all the staff in the future.

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

We conduct our business through the VIE, Zhongchao Medical Technology (Shanghai) Corp., or Zhongchao Shanghai, a PRC company, and through 7 subsidiaries of Zhongchao Shanghai, including Shanghai Zhongxun, Shanghai Zhongxin, Beijing Boya, Shanghai Huijing, Xinjiang Pharmaceutical, Beijing Zhongxuanboya, West Angel, and Shanghai Zhongxuan, each a PRC company. They commenced their operations under the name Zhongchao Medical Consulting (Shanghai) Limited, or Shanghai Zhongchao Limited, a limited liability company established under the laws of the PRC, to provide medical online and offline training services. The Company ceased operations of Xinjiang Pharmaceutical on June 30, 2025.

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

On July 5, 2023, upon the shareholders’ approvals at the annual general meeting, the Company adopted the amended and restated articles of association, pursuant to which each holder of Class B Ordinary Shares is entitled to one hundred (100) votes for each Class B Ordinary Shares held. Each shareholder of the Company’s Class A Ordinary Shares remains entitled to one (1) vote for each Class A Ordinary Share held.

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

On February 10, 2026, the Company adopted the amended and restated articles of association, pursuant to which each holder of Class B Ordinary Shares became entitled to one thousand (1,000) votes for each Class B Ordinary Shares held. Each shareholder of the Company’s Class A Ordinary Shares remains entitled to one (1) vote for each Class A Ordinary Share held.

On February 10, 2026, the authorised share capital of the Company was increased from US$500,000 divided into 450,000,000 Class A ordinary shares with a nominal or par value USD0.001 each and 50,000,000 Class B ordinary shares with a nominal or par value of US$0.001 each to US$20,000,000 divided into 18,000,000,000 Class A ordinary shares with a par value of US$0.001 each and 2,000,000,000 Class B ordinary shares with a par value of US$0.001 each. The Company adopted an amended and restated memorandum of association reflecting the share capital increase. As a result of the 2026 Share Consolidation, the authorised share capital of the Company is US$20,000,000 divided into 2,250,000,000 Class A Ordinary Shares with a par value of US$0.008 each and 250,000,000 Class B Ordinary Shares with a par value of US$0.008 each.

On March 2, 2026, the Company effectuated a 1-for-8 share consolidation (the “2026 Share Consolidation”), where every eight (8) Class A Ordinary Shares with a par value of $0.001 each will be consolidated into one (1) Class A Ordinary Share with a par value of US$0.008 each, and every eight (8) Class B Ordinary Shares with a par value of $0.001 each will be consolidated into one (1) Class B Ordinary Share with a par value of US$0.008 each. Beginning with the opening of trading on March 2, 2026, the Company’s Class A Ordinary Shares began trading on a post-2026 Share Consolidation basis on the Nasdaq Capital Market under the same symbol “ZCMD,” but under a new CUSIP number of G9897X123.

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

The PRC operating entities established Xinjiang Pharmaceutical, aiming at realizing medications accessibility and affordability for patients. Xinjiang Pharmaceutical cooperates with Zhixun Internet Hospital and other internet hospitals to build a 2B2C (to business and to customer) pharmaceutical procurement platform and streamline the delivery of medications from pharmaceutical factories to retail ends. The Company ceased operations of Xinjiang Pharmaceutical on June 30, 2025.

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

The PRC operating entities plan to expand into new medical specialty areas that appeal to their current users base and attract new users. The PRC operating entities’ objective is to be the category leader in each of their medical specialty areas by delivering the highest quality specialty-based content and selectively acquiring other high-quality medical specialty Websites. As part of this strategy, the PRC operating entities will (1) work with more medical associations to produce programs and courses to meet the need of healthcare professionals; (2) enhance their R&D development and provide more support to their self-developed courses; (3) cooperate with international continuing medical education providers to improve the quality and diversity of their courses; and (4) search for opportunities and expand into the global medical market.

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

As   of the date of this Annual Report, we have established nearly 17 columns for cancer-related drug treatment, including drug treatment for lung cancer, liver cancer, and extended blood cancer, and 7 columns  for drug treatment of rare diseases, including drug treatment for pulmonary fibrosis, multiple sclerosis, systemic lupus erythematosus, Crohn’s disease, and skin diseases. The total number of patients covered under these patient-aid projects has reached nearly 159,981 by the end of 2025.

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

As of the date hereof, the PRC operating entities have participated in approximately 19 patient management projects for approximately 10 types of different medications, serving approximately 163,160 patients. For the fiscal years ended December 31, 2025, 2024 and 2023, approximately 22.6%, 32.0%, and 19.3% of our revenues, respectively, were generated from Zhongxin Health patient management services, respectively.

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

Xinjiang Pharmaceutical commenced its pharmaceutical business from the second half of 2022. For the year ended December 31, 2025, 2024 and 2023, Xinjiang Pharmaceutical generated revenues of approximately $0.70 million, $2.15 million and $9.03 million, respectively, from sales of patented drugs, respectively. As of the date hereto, the anti-influenza drug from Natco have been sold in over 20 provinces/cities in China. On June 30, 2025, the Company ceased operations of Xinjiang Pharmaceutical.

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

Services Customers

For the fiscal year ended December 31, 2025, we generated revenue of service business from a total of 60 customers, of which 29 customers were NFP and 31 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2024, we generated revenue of service business from a total of 64 customers, of which 35 customers were NFP and 29 customers were pharmaceutical enterprises. For the fiscal year ended December 31, 2023, we generated revenue of service business from a total of 73 customers, of which 26 customers were NFP and 47 customers were pharmaceutical enterprises.

We   generate revenues from a relatively small number of customers. For the fiscal years ended December 31, 2025, 2024 and 2023, the PRC operating entities’ pharmaceutical enterprise customers accounted for 26.3%, 21.8% and 13.1% of our total revenues, respectively. For the fiscal years ended December 31, 2025, 2024 and 2023, the PRC operating entities’ NFP customers accounted for 67.2%, 61.5% and 39.2%, of our total revenues, respectively.

Xinjiang Pharmaceutical’s Customers

Xinjiang Pharmaceutical’s customers are primarily pharmaceutical agents. On June 30, 2025, the Company ceased operations of Xinjiang Pharmaceutical.

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

As of the date of this Annual Report, the PRC operating entities had one engineer, who is supported by third-party contractors, including those focusing on technology development to support every aspect of their business operation and those focusing on underlying data and technology maintenance. Depending on each project, the PRC operating entities would hire contractors with relevant backgrounds and capabilities, who will be managed by the in-house engineer.

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

Registered Direct Offering

On October 1, 2024, the Company entered into securities purchase agreements with investors (collectively, the “Purchase Agreements”) providing for the issuance and sale by the Company of 3,094,000 Class A ordinary Shares, in a registered direct offering (the “Offering”), without giving effect to the 2026 Share Consolidation. On October 2, 2024, the Company consummated the Offering and issued the Shares to the investors at a price of $0.30 per share, without giving effect to the 2026 Share Consolidation, generating the gross proceeds to the Company in total amount of $928,200. The Company did not retain an underwriter or placement agent with respect to the Offering and therefore did not pay any underwriting discounts or commissions. The Company was offering these Class A Ordinary Shares pursuant to a prospectus supplement dated October 1, 2024 and a prospectus dated December 17, 2021, which is part of a registration statement on Form F-3 (File No. 333-256190) that was declared effective by the Securities and Exchange Commission on December 17, 2021.

2024 Private Placement

On November 19, 2024, the Company consummated a private placement, pursuant to those certain securities purchase agreements, dated as of November 14, 2024 (the “Securities Purchase Agreements”), by and between the Company and the purchasers listed on the signature pages thereto (the “PIPE Purchasers”), in which the Company issued and sold (i) an aggregate of 10,000,000 Class A Ordinary Shares and (ii) warrants (the “PIPE Warrants,” and, together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 40,000,000 Class A Ordinary Shares at an exercise price of $1.80 per share with respect to 50% of the PIPE Warrants and an exercise price of $2.00 per share with respect to the other 50% of the PIPE Warrants, subject to adjustment as provided therein, without giving effect to the 2026 Share Consolidation, for an aggregate purchase price of $3,000,000. The PIPE Warrants became exercisable for cash or on a cashless basis upon issuance.

On December 12, 2024, the Company issued an aggregate of 9,600,000 Class A Ordinary Shares to the PIPE Purchasers upon cashless exercise of the PIPE Warrants, pursuant to the terms of the PIPE Warrants without giving effect to the 2026 Share Consolidation. As of the date hereof, no PIPE Warrants remain outstanding.

2026 Share Consolidation

On March 2, 2026, the Company effectuated a 1-for-8 share consolidation (the “2026 Share Consolidation”), where every eight (8) Class A Ordinary Shares with a par value of $0.001 each will be consolidated into one (1) Class A Ordinary Share with a par value of US$0.008 each, and every eight (8) Class B Ordinary Shares with a par value of $0.001 each will be consolidated into one (1) Class B Ordinary Share with a par value of US$0.008 each. Beginning with the opening of trading on March 2, 2026, the Company’s Class A Ordinary Shares began trading on a post-2026 Share Consolidation basis on the Nasdaq Capital Market under the same symbol “ZCMD,” but under a new CUSIP number of G9897X123.

PRC Operating Entities Related

In order to streamline the Company’s business structure, on December 13, 2024, Shanghai Xinyuan Human Resources Co., Ltd., previously a wholly owned subsidiary of Shanghai Zhongxin completed its deregistration, and on January 7, 2025, Zhixun Internet Hospital (Liaoning) Co., Ltd., previously a wholly owned subsidiary of Beijing Boya completed its deregistration in accordance with PRC laws, respectively.

On March 7, 2025, Beijing Yisuizhen Technology Co., Ltd. ( “Beijing Yisuizhen”) and Shanghai Zhongxin Medical Technology Co., Ltd (“Shanghai Zhongxin”) entered into an equity interest transfer agreement, pursuant to which Beijing Yisuishen transferred all its equity interest in West Angel (Beijing) Health Technology Co., Ltd. (“West Angel”) to Shanghai Zhongxin for a total consideration of approximately $850,884. As a result, Shanghai Zhongxin owns 60% of equity interest in West Angel. On December 10, 2025, as part of a business adjustment and to integrate operations, Shanghai Zhongxin transferred all of its equity interest in West Angel to Shanghai Zhongxun, as a result of which Shanghai Zhongxun owns 60% of the equity interests in West Angel.

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

On May 27, 2025, 2025, Beijing Zhongxin Boya Medical Technology Co., Ltd. (“Beijing Zhongxin Boya”) was incorporated under the PRC laws as a wholly owned subsidiary of Shanghai Zhongxuanboya.

On June 30, 2025, Chongqing Xinjiang Pharmaceutical Co., Ltd., previously a wholly owned subsidiary of Shanghai Zhongxun, completed its deregistration. On August 19, 2025, Beijing Zhongxin Boya completed its deregistration. On October 16, 2025, Shanghai Maidemu Health Management Co., Ltd. (“Maidemu Health:), previously a wholly owned subsidiary of Zhongchao Shanghai, completed its deregistration. On November 13, 2025, Hainan Muxin completed its deregistration.

NASDAQ Notification Regarding Minimum Bid Price Deficiency

On November 28, 2025, we received the Letter from the Nasdaq notifying the Company that it is not in compliance with the Minimum Bid Price Requirement under Nasdaq Rule 5550(a)(2), as the closing bid price for the Company’s Class A Ordinary Shares had been below $1.00 per share for the period from October 9, 205 to November 26, 2025. The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s Class A Ordinary Shares.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days to regain compliance, or until May 28, 2026, to regain compliance with the Minimum Bid Price Requirement (the “Compliance Period”). To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company’s Class A Ordinary Shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of Compliance Period. If the Company regains compliance with the Minimum Bid Price Requirement, Nasdaq will provide the Company with written confirmation and will close the matter.

If the Company does not regain compliance with the Minimum Bid Price Requirement during the Compliance Period, the Company may be eligible for an additional 180 calendar day compliance period, provided that on the 180th day of the Compliance Period it meets the applicable market value of publicly held shares requirement for continued listing and all other applicable standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and provide written notice of its intention to cure the minimum bid price deficiency during the second compliance period.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the Compliance Period (as may be extended), the Company’s Class A Ordinary Shares will be subject to delisting.

On March 17, 2026, the Company received written notice (the from the Nasdaq informing the Company that it has regained compliance with the Minimum Bid Price Requirement.

Research and Development (“R&D”)

Research and Development (“R&D”) is an integral part of the PRC operating entities’ continued growth. The PRC operating entities’ R&D consists of product development and technology support. In connection with the business strategy adjustment, based on the specific needs of each program, the PRC operating entities engage consultants or contractors to conduct their R&D on a program-by-program basis. The PRC operating entities select and engage contractors or consultants, together with management oversight, to form a technology team with experience in the development, design, operation and maintenance of platform products, servers and mobile apps, responsible for monitoring the performance of the PRC operating entities’ websites, mobile apps and technology infrastructure to enable us to respond quickly to potential problems, updating and exploring new and advanced technologies and integrating them into the PRC operating entities’ existing and new services. The PRC operating entities’ product development team is focused on market research and product development. The PRC operating entities develop and update their products and services based on market conditions and government policies.

The PRC operating entities’ select and engage contractors or consultants, together with management oversight, to form a product development team, which is focused on market research and product development. The PRC operating entities develop and update their products and services based on market conditions and government policies. The PRC operating entities’ product development team closely monitors the market to adjust and upgrade their existing educational products, and designs new products based on customers’ requests for each program. The PRC operating entities analyze the information about concepts and forms of medical education by searching medical articles from medical journals, and attending medical conferences such as Global Alliance for Medical Education, or GAME annual meeting, and integrate the information into the PRC operating entities’ programs. Also, the PRC operating entities work with healthcare professionals to develop the PRC operating entities’ programs. When starting to create programs, the PRC operating entities make face to face or telephone surveys and get the learning needs from healthcare professionals, such as medical knowledge, clinical skills, case sharing, and the desire to communicate with peers. The PRC operating entities incorporate such needs into their program design. When developing the PRC operating entities’ course module, the healthcare professionals, after review and test, may give us advice on the module to match the learning and thinking habits of physicians and allied healthcare professionals. After the PRC operating entities complete the course production, they invite these professionals to do final review on the content to assure its correctness.

During fiscal years 2025, 2024 and 2023, our R&D expenses were approximately $8,085, $252,451 and $514,411, respectively, representing 0.1%, 1.6% and 2.6% of our total revenues for fiscal years 2025, 2024 and 2023, respectively.

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

The PRC operating entities’ primary trademark portfolio consists of 18 registered trademarks. The PRC operating entities’ trademarks are valuable assets that reinforce the brand and their consumers’ favorable perception of their products. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. In addition to trademark protection, the PRC operating entities own 20 URL designations and domain names, including www.mdmooc.org, www.mdmooc.com, www.zhongxun.online, ygjkclass.com, zxylmd.com, which are important to our business.

As of the date of this Annual Report, we have registered 18 trademarks. The following is a list of trademarks we have registered that are important to our business:

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

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and, with a few exceptions, the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting such approvals. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), foreign-invested value-added telecommunications enterprises are no longer required to adopt the Sino-foreign joint venture form, and the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses and the review by the MOFCOM was deleted. On April 8, 2024, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services to the Outside World. This notice states that in regions authorized to implement the pilot program, the restrictions on specific types of value-added telecommunications businesses will be lifted. However, and no detailed guidance or implementation measures have been issued, there remains uncertainty as to how it should be interpreted and implemented.

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

Regulations Relating To Drugs Retail Industry

In September 1984, the SCNPC promulgated the Drug Administration Law of the PRC, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical whole sale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. Where the trading of drugs is conducted without a Pharmaceutical Operation License, the illegal incomes by selling drugs shall be confiscated and the local Food and Drug Administration, or the FDA (currently known as the Medical Products Administration, or the MPA) shall impose the fine ranging from 15 to 30 times of the value of the illegally sold drugs (including sold or unsold drugs). The Implementation Rules for the Drug Administration Law of the PRC, was promulgated by the State Council in August 2002 and amended in 2016, 2019 and 2024, and most recently on January 16, 2026, with the latest amendments to take effect on May 15, 2026, which emphasized the detailed implementation rules of drugs administration. The China Food and Drug Administration, or the CFDA (currently known as the National Medical Products Administration, or the NMPA) promulgated the Measures for the Administration of Pharmaceutical Operation License in February 2004 as amended in 2017, which stipulates the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed through application six months prior to its expiration date. On September 27, 2023, the SAMR promulgated the Measures for the Supervision and Management of Drug Distribution and Use Quality, which came into effect in January 1, 2024 and replaced the Measures for the Administration of Pharmaceutical Operation License, to further clarify the procedure, renewal, supervision and inspection of the drug operation licenses. The valid term of the Pharmaceutical Operation License is five years and shall be renewed during the period ranging from six months to two months prior to its expiry.

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

Regulations Relating To Operation Of Medical Devices

The Measures on the Supervision and Administration of the Business Operations of Medical Devices, or the Measures on Medical Devices, which was promulgated by CFDA on July 30, 2014 and amended on November 17, 2017, a proposed amendment was promulgated on March 10, 2022 and took effect on May 1, 2022, applies to any business activities of medical devices as well as the supervision and administration thereof conducted within the territory of the PRC. Pursuant to the Measures on Medical Devices, CFDA shall be responsible for the supervision and administration of nationwide business operations concerning medical devices. Medical devices are divided into three classes depending on the degree of risks of medical devices. Entities engaged in distribution of Class III medical devices shall obtain a medical device operating license and entities engaged in distribution of Class II medical devices shall complete filings with the competent local MPA, while entities engaged in distribution of medical devices of Class I are not required to conduct any filing or obtain any license. In addition, in accordance with Regulations on Supervision and Administration of Medical Devices, promulgated by the State Council on February 9, 2021 and effective as of June 1, 2021, was amended on December 6, 2024 and took effect on January 20, 2025, Class II and Class III medical devices shall be registered with the NMPA or its local branches, while Class I medical devices shall be filed with the competent local MPA. In the event that the business operator in distribution of Class III medical devices without a medical device operating license or the business operator in distribution of Class II or Class III medical devices that are not registered with the NMPA or its local branches, the business operator may be imposed fine or be shut down by the authorities. On November 4, 2025, the NMPA promulgated the Good Manufacturing Practice for Medical Devices, which will come into effect on November 1, 2026. The GMP for Medical Devices further strengthens the regulatory requirements on medical device quality management by incorporating the entire lifecycle of medical devices into a unified quality management system, covering activities including design and development, manufacturing, distribution, and after-sales service.

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

Prescription Outflow

In February 2007, the National Ministry of Health (currently the National Health Commission of the People’s Republic of China) promulgated the Measures for the Administration of Prescriptions, stipulating that doctors must use the common name of drugs when prescribing, and shall not restrict the outflow of prescriptions. In April 2016, the General Office of the State Council issued the Notice on Printing and Distributing the Key Tasks of Deepening the Reform of the Medical and Health System in 2016, proposing to promote the separation of dispensing from prescription in various methods and prohibit public hospitals from restricting the outflow of prescriptions. In May 2021, the National Healthcare Security Administration and National Health Commission issued the Guiding Opinions on Establishing and Improving the “Dual Channel” Management Mechanism for National Healthcare Insurance Negotiated Drugs, proposing that the designated retail pharmacies should be connected with the medical insurance information platform and the E-prescription circulation platform to ensure the smooth flow of E-prescriptions. In particular, with regard to the zero-markup policy for drugs. In March 2012, the State Council promulgated the Plan and Implementation for Deepening the Reform of the Medical and Health System During the 12th Five Year Plan Period, which proposes the abolishment of the “compensation system for the medical cost through drug-selling profits” and the separation of dispensing from prescription. The Plan initiated the gradual cancelation of the drug markups in public hospitals, which would prohibit public hospitals from selling drugs to patients at a price higher than the actual purchase price, reducing the three sources of public hospital incomes that were government subsidies, services charges and drug markups to government subsidies and services charges only. In September 2012, according to Notice on promoting pharmaceutical price reform in county level public hospitals further released the NDRC, zero markup drug policy began to be implemented in county level institutions. On May 6, 2015, the General Office of the State Council issued the Guiding Opinions on the Pilot Programs of Comprehensive Reform of Urban Public Hospitals, launching the pilot programs on the separation of dispensing from prescription in all urban public hospitals, and actively exploring a variety of effective ways to reform the compensation system for the medical cost through drug-selling profits. On April 19,2017, the National Health and Family Planning Commission (currently the National Health Commission), the Ministry of Finance, the Medical Reform Office of the State Council and other relevant government bodies issued the Notice on All-round Promotion of the Comprehensive Reform of Public Hospitals, requiring that the comprehensive reform of public hospitals be fully promoted by September 30, 2017, and that the drug markups (except for Chinese herbal medicine) be cancelled in all public hospitals.

Practicing Physicians

On August 20, 2021, the Standing Committee of NPC (the “SCNPC”) issued the Doctors Law of the PRC (the “Doctors Law”), effective on March 1, 2022. According to the Doctors Law, when taking medical, preventive or healthcare measures and when signing relevant medical certificate, the practicing physicians shall conduct diagnosis and investigation personally and fill out the medical files without delay as required. No practicing physicians may conceal, forge or destroy any medical files or the relevant data. On November 5, 2014, the National Health and Family Planning Commission of PRC (the “NHFPC”, now known as the National Health Commission of PRC), the NDRC, the Ministry of Human Resources and Social Security, the State Administration of Traditional Chinese Medicine, and the China Insurance Regulatory Commission (now known as the China Banking and Insurance Regulatory Commission), jointly issued Several Opinions on Promoting and Standardizing Multi-Place Practice of Physicians, which puts forward to simplify the registration procedure of the multiple place practice and proposes the feasibility of exploring the “record management.” According to Administrative Measures for the Registration of Practicing physicians, promulgated by the NHFPC on February 28, 2017, effective on April 1, 2017, practicing physicians shall obtain the practice certificate for practicing physicians to practice upon registration. Person who fails to obtain the practice certificate for practicing physicians shall not engage in medical treatment, prevention and healthcare activities. A medical practitioner who practices for multiple institutions at the same place of practice shall determine one institution as the main practicing institution where he or she practices, and apply for registration to the administrative department of health and family planning approving the practice of such institution; and, for other institutions where the medical practitioner is to practice, respectively apply for recordation to the administrative health and family planning authority.

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

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even quit its operation or cancel its business license or operational permits. Furthermore, the Provisions on the Cyber Protection of Children’s Personal Information issued by the Office of the Central Cyberspace Affairs Commission came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular has pledged to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019. On October 28, 2025, the Standing Committee of the National Peoples’s Congress decided to amend the PRC Cybersecurity Law, which took effect on January 1, 2026. According to the amendment of PRC Cybersecurity Law, the State shall support basic theoretical research on AI and the research and development of key technologies such as algorithms, advance the construction of infrastructure such as training data resources and computing power, improve ethical norms for AI, strengthen risk monitoring and assessment and safety supervision, and promote the application and healthy development of AI.

On September 30, 2024, the State Council published the Regulations on Network Data Security Administration, or the Network Data Regulation, which became effective on January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

On February 12, 2025, Cyberspace Administration of China promulgated the Administrative Measures for Personal Information Protection Compliance Audits, which came into effective on May 1, 2025 and provides that any personal information handler handling the personal information of more than 10 million people shall carry out the personal information protection compliance audits at least once every two years. In addition, for a personal information handler who falls under any of the following circumstances, the Cyberspace Administration of China and other authorities performing responsibilities of personal information protection may require the personal information handler to entrust a specialized agency with the compliance audit of its personal information handling activities: (1) Where its personal information handling activities involve relatively large risks such as serious impact on personal rights and interests or serious lack of security measures; (2) Where its personal information handling activities may infringe upon the rights and interests of many people; or (3) Where a personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of the personal information of more than one million people or the sensitive personal information of more than 100,000 people.

On October 16, 2023, the State Council promulgated the Regulation on Protection of Minors in Cyberspace, which came into effect on January 1, 2024. The Regulation on Protection of Minors in Cyberspace provides that personal information handlers shall strictly abide by the provisions of the Cyberspace Administration of China and relevant authorities on the scope of necessary personal information for cyber products and services, and shall not compel minors or their guardians to consent to non-necessary personal information processing, nor shall they refuse minors to use their basic functional services because the minors or their guardians do not agree to handle non-necessary personal information of minors or withdraw their consent and a personal information handler shall conduct by itself or entrust a specialized agency to conduct an audit of its compliance with laws and administrative regulations in the processing of the personal information of minors every year, and report the audit information to the cyberspace administration and other authorities in a timely manner. On December 29, 2025, Cyberspace Administration of China issued the Announcement on the Submission of Compliance Audit Results for the Protection of Personal Information of Minors, which provides that personal information processors that process the personal information of minors shall, by the end of January each year, submit the compliance audit results for the protection of personal information of minors for the previous year.

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

Regulations on Tax in the PRC

Income Tax

In January 2008, the PRC Enterprise Income Tax Law (“EIT Law”) took effect, which was last amended by the Standing Committee of the National People’s Congress on December 29, 2018, and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC, which was amended on April 23, 2019 and December 6, 2024. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. The PRC Enterprise Income Tax Law defines “resident enterprise” as an enterprise established outside of the territory of China but with its “de facto management body” within China, which will also be subject to the 25% enterprise income tax rate. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprises income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

The State Administration of Taxation (“SAT”) has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Interim Measures for the Administration of Remittance of Income Tax for Non-Resident Enterprise Withheld at Source (the “Interim Measures”) which became effective on January 1, 2009, the Notice of the SAT on Strengthening the Administration of Enterprise Income Tax on Gain Derived from Equity Transfer Made by Non-Resident Enterprise (the “Notice”) which became effective on January 1, 2008, the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (the “SAT Circular 37”) which was promulgated on October 17, 2017, became effective on December 1, 2017 and was amended on June 15, 2018, and the Public Notice of the SAT Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises (the “Public Notice 7”) which became effective on February 3, 2015 and was partially repealed on December 1, 2017 and December 29, 2017.

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

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The rate of VAT is 17%, 11% or 6% in certain limited circumstances depending on the product type. On November 19, 2017, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations on Value-added Tax of the PRC, or Order 691. According to the Detailed Rules of VAT and Order 691, all units and individuals engaged in the sale of goods, processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11% and 6%, and the VAT rate applicable to small-scale taxpayers is 3%.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of PRC, which became effective on January 1, 2026 and replaced the Provisional Regulations on Value-added Tax. The Value-Added Tax Law of PRC provides that value-added tax rates generally applicable are maintained at 13%, 9% and 6%, and the Value-added tax rate for the simplified tax calculation method is uniformly set at 3% (the 5% levy rate is abolished).

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, and the Interim Measures on Administration on Foreign Debts (2003), last amended on July 26, 2022. Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart.

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

Dividend Distribution. The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC, which was promulgated by SCNPC on December 29, 1993 and became effective on July 1, 1994 and subsequently amended on December 25,1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018, and December 29, 2023, and the Foreign Investment Law, which was promulgated by SCNPC on March 15, 2019 and became effective on January 1, 2020.

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

On September 12, 2025, the SAFE promulgated the Notice on Matters Concerning the Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financing, which took effect on the date of promulgation. The Notice further streamlines foreign exchange administration under the capital account by cancelling certain registration requirements for foreign direct investment and domestic reinvestment by foreign-invested enterprises, allowing preliminary expenses and domestic reinvestment funds to be remitted directly through banks without prior or change registration. It also permits foreign exchange profits derived from direct foreign investment to be reinvested in China and transferred directly into relevant capital accounts. In addition, the Notice expands cross-border financing facilitation by increasing foreign debt quotas for eligible technology-oriented enterprises and simplifies related registration procedures, including the removal of the requirement to submit audited financial statements at the contract registration stage for enterprises participating in cross-border financing facilitation business.

On December 26, 2025, The PBOC and the SAFE jointly issued the Notice on Issues Concerning the Fund Management for Overseas Listings of Domestic Enterprises, which took effect on April 1, 2026, to further facilitate domestic enterprises in efficiently raising funds in overseas financial markets. The main contents of the aforementioned Notice include: (i) clarifying that proceeds from overseas listings, such as funds raised and income from share reductions or transfers, may be repatriated in either foreign currency or Renminbi. Listing entities participating in the Full Circulation of H Shares shall distribute dividends to domestic shareholders domestically in Renminbi; (ii) specifying that funds raised from overseas listings and repatriated in foreign currency may be independently converted and used, and listing entities may autonomously choose their approaches to managing exchange rate risks within China; (iii) supporting the primary role of banks in directly handling the registration for overseas listings by domestic enterprises and appropriately relaxing the deadline requirements for registrations related to issuance, listing, additional offerings, and share reductions; and (iv) clarifying that funds raised from overseas listings and proceeds from share reductions or transfers shall, in principle, be remitted back to China. Any remaining funds remitted abroad by shareholders for the purpose of share purchases, or funds from unconsummated transactions, shall be promptly repatriated. Enterprises meeting certain conditions are permitted to retain and use raised funds overseas.

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

Regulations Relating to Foreign Investment

As a provider of health information, healthcare education and training services to healthcare professionals and the public in China, the PRC operating entities offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products. As of the date of the Annual Report, the PRC subsidiary of the VIE holds the Internet Content Provider License, and it falls within the restricted foreign investment for value-added telecommunications services that foreign ownership may not be more than 50% in principle.   In addition, if the competent PRC government authorities determine that the PRC operating entities’ business operations of health information, healthcare education and training services are subject to the licensing requirements for internet audio-visual programming, internet culture business operating and online publishing (See “Risk Factor—Risks Related to Doing Business in China—The PRC operating entities may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs”, and “Risk Factors—Risks Related to Doing Business in China— The PRC operating entities’ failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct their operations in China could have a material adverse impact on our business, financial conditions and results of operations.”), the PRC operating entities may be required to obtain the Online Transmission of Audio-Visual Programs License, Internet Culture Business Operating License and Online Publishing License, which fall into the category of prohibited foreign investment. The PRC operating entities’ business activities other than the above mentioned are not set out in the Negative List or any encouraged catalogue.

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

D. Property, Plants and Equipment

Facilities

Our headquarter and executive office is located in Shanghai, China and consist of approximately 166.23 square meter of office space. We purchased this office in November 2024 for a total purchase price of $668,796. We purchased another office in March 2024 located in Beijing, China and consist of approximately 736.31 square meter of office space, for a total purchase price of $2,096,157. In addition to our headquarter, we previously leased space in other 6 cities, including Shijiazhuang, Chongqing, Tianjin, Wuhan, Baotou and Chengdu. As a result of our adjustment of business strategies, we currently only lease office space in Beijing, Shanghai and Shijiazhuang. Rent expenses amounted to $99,824, $218,227 and $412,891 for the years ended December 31, 2025, 2024 and 2023, respectively. As a part of talent recruitment and retainment strategy and in the consideration of cost efficiency, the Company also purchased some residential apartments as listed in the table below, which allow the Company to provide flexibility for talents in different cities, recruit and retain talents with competitive employment benefit, increase the cost efficiency from the salaries among different cities, and contribute into local development of Company’s business.

We intend to procure additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

The table below sets forth a summary of our primary facilities:

No.	Facility	Lease (L)/ Own (O)	Location	Space	Lease Terms

1	Beijing Office	O	Chaoyang District, Beijing, China	736.31 square meters	-

2	Shanghai Office	O	Jing’An District, Shanghai, China	166.23 square meters	-

3	Shijiazhuang Office	L	Shijiazhuang, Hebei Province, China	178.65 square meters	1/8/2026 – 3/31/2026

4	Japan Houses	O	Japan	365.29square meters	-

5	Tongzhou House	O	Tongzhou District, Beijing, China	214.31 square meters	-

6	Tangshan Dorm	O	Tangshan, Hebei Province, China	136.81 square meters	-

7	Manhattan Condo	O	New York, NY, U.S.	594 ft.	-

8	Beijing Office	L	Chaoyang District, Beijing, China	48 square meters	1/26/2026 – 2/9/2027

9	Shanghai Office	L	Jiading District, Shanghai, China	74.34 square meters	3/9/2026 – 3/8/2027

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

Zhongchao VIE, together with its subsidiaries, is a provider of healthcare information, education, and training services to healthcare professionals and the public in China. They offer a wide range of online and onsite health information services, healthcare education programs, and healthcare training products, consisting primarily of clinical practice training, open classes of popular medical topics, interactive case studies, academic conference and workshops, continuing education courses, and articles and short videos with educational healthcare content to healthcare professionals as well as the public. Zhongchao VIE, together with its subsidiaries, also has been engaged by certain customers on a project basis to establish individual columns on its online platform to provide training and knowledge of certain drug treatment for healthcare professionals and patients. Zhongchao VIE and its subsidiaries also plug in supplemental features, to manage the drug treatment including reviewing patients’ applications, tracking their usage of drugs, and collecting related information, or the patient-aid projects. From January 2022 to June 2025, Zhongchao VIE, through its subsidiary, also sold patented drugs.

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

	For the Years Ended
	December 31,
	2025	2024	2023
Revenues
Service	$10,678,554	$13,712,964	$10,406,734
Product	696,442	2,151,809	9,027,211
Total revenues	11,374,996	15,864,773	19,433,945
Cost of revenues
Service	(5,665,996)	(5,510,088)	(5,162,425)
Product	(587,459)	(1,442,472)	(5,759,328)
Total cost of revenues	(6,253,455)	(6,952,560)	(10,921,753)
Gross Profit	5,121,541	8,912,213	8,512,192

Operating Expenses
Selling and marketing expenses	(1,490,594)	(4,010,382)	(6,710,757)
General and administrative expenses	(9,814,087)	(4,990,647)	(6,697,309)
Research and development expenses	(8,085)	(252,451)	(514,411)
Loss from disposal of property and equipment	-	-	(1,719,442)
Impairment of goodwill	-	-	(5,617,865)
Impairment of intangible assets	-	-	(536,206)
Total Operating Expenses	(11,312,766)	(9,253,480)	(21,795,990)

Loss from Operations	(6,191,225)	(341,267)	(13,283,798)

Interest income, net	343,128	243,008	237,054
Other income, net	79,412	160,015	1,069,745
(Loss) Income Before Income Taxes	(5,768,685)	61,756	(11,976,999)

Income tax (expenses) benefits	(46,182)	(335,169)	669,760

Net Loss	$(5,814,867)	$(273,413)	$(11,307,239)

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

We generate revenues from pharmaceutical enterprise customers and NFP from design and production of online medical courses, organizing offline medical training services, consulting and academic support services, patient management services for patient-aid projects, and sales of patented drugs.

Revenues decreased by approximately $4.5 million, or 28.3%, from approximately $15.9 million for the fiscal year ended December 31, 2024 to approximately $11.4 million for the fiscal year ended December 31, 2025. The primary reason for the overall revenue decline is an approximately $0.8 million decrease in revenue from medical training and education services and an approximately $2.2 million decrease in revenues from patient-aid projects. This decrease resulted from our optimizing projects with extended payment cycles by choosing not to renew contracts or reducing collaborations. Sales of drugs also decreased by approximately $1.5 million for the year ended December 31, 2025 as compared to the same period in the prior year. Over the past two years, intensified competition among similar pharmaceutical products, coupled with the impact of centralized procurement in China, has made imported drugs uncompetitive in pricing. We discontinued the operation of sales of drugs.

Cost of revenues

Cost of revenues was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects and cost of patented drugs.

Cost of revenues incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the transportation expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by our medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by us and the customers. Therefore, such expenses are well covered by the customers under those agreements. We are not reimbursed by the customers separately.

Cost of revenues incurred for patented drugs was primarily comprised of purchase cost of drugs.

Cost of revenues decreased by approximately $0.7 million, or 10.1%, from approximately $6.9 million for the fiscal year ended December 31, 2024 to approximately $6.2 million for the fiscal year ended December 31, 2025. This was primarily attributable to a decrease of approximately $0.2 million in cost of patient management services, resulting from reduced patient-aid projects, which led to lower labor costs. This decrease was partially offset by an increase of approximately $0.4 million in cost of medical training and education services, mainly due to higher video production, live streaming and technology costs incurred to better meet customers demands. Additionally, the cost of patented drug sales decreased by approximately $0.9 million, consistent with the decline in revenue from patented drugs.

Gross Profit

Gross profit decreased by approximately $3.8 million, or 42.5%, from approximately $8.9 million for the year ended December 31, 2024 to approximately $5.1 million for the year ended December 31, 2025. For the years ended December 31, 2025 and 2024, our overall gross margin was 45.0% and 56.2%, respectively. The decrease in gross margin was primarily due to intensified competition leading to reduced revenue, while platform costs and other inputs could not be reduced at the same pace. Moreover, project execution costs have increased to meet higher customer expectations. The decrease in gross margin for patented drug sales resulted from inventory clearance and discounted sales of patented drugs.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $2.5 million, or 62.8%, from approximately $4.0 million for the year ended December 31, 2024 to approximately $1.5 million for the year ended December 31, 2025. The primary reason was due to a decrease of approximately $2.4 million in advertising and promotional expenses for the year ended December 31, 2025. This decline resulted from our enhanced reputation within the healthcare industry, reduced domestic expenditures, and decreased promotional expenses for the sale of patented drugs.

General and administrative expenses

General and administrative expenses increased by approximately $4.8 million, or 96.6%, from approximately $5.0 million for the year ended December 31, 2024 to approximately $9.8 million for the year ended December 31, 2025. The increase in administrative expenses was primarily attributed to three factors: (i) an increase of approximately $3.7 million in share-based compensation expense due to issuance of ordinary shares to management and consultants as compensations; (ii) an increase of approximately $0.8 million in credit loss expenses for aged accounts receivable and related to written off of accounts receivable; and (iii) an increase of approximately $0.5 million in salary expenses due to one-time layoff compensation.

Research and development expenses

Research and development (“R&D”) expenses decreased by approximately $0.2 million, or 96.8%, from approximately $0.3 million for the year ended December 31, 2024 to approximately $8,000 for the year ended December 31, 2025. The decrease was mainly attributable to the decreased personnel number as we reduced our R&D projects.

Other income, net

Other income, net increased by approximately $20,000, or 4.8%, from approximately $0.4 million for the year ended December 31, 2024 to approximately $0.4 million for the year ended December 31, 2025. Other income, net mainly includes interest income of approximately $0.3 million and other income of approximately $80,000.

Income tax expenses

We had income tax expense of approximately $46,000 for the fiscal year ended December 31, 2025, as compared to income tax expense of approximately $0.3 million for the fiscal year ended December 31, 2024. The change was mainly due to decrease in deferred income tax expense, resulting from the combined effects of i) a decrease in unbilled revenue, ii) a decrease in the applicable tax rate for our subsidiary, and ⅲ) an increase in provision for credit losses and other temporary differences resulted in deferred tax benefits recognized in the fiscal year ended December 31, 2025, while there was no similar changes in the fiscal year ended December 31, 2024. In addition, the decrease in deferred income tax expense partially offset with the increase of current income tax expense.

Net loss

As a result of the foregoing, we had a net loss of approximately $5.8 million for the year ended December 31, 2025 as compared with a net loss of approximately $0.3 million for the year ended December 31, 2024.

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

Cost of revenues incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects was comprised of direct related costs incurred for preparation of online medical training courses and offline education seminars and patient management services in patient-aid projects, including expenses of travelling and accommodation, seminar site-rental, video production and backdrop production, professional service fees charged by experts who provide online and offline seminars, and  salary and welfare expenses incurred by the key members of the editorial, design and production team and patient-aid projects, as well as outsourced labor cost in patient-aid projects. The travelling and accommodation expenses, including but not limited to the transportation expenses and hotel accommodation expenses, represented the costs arising from lecturers’ attendance and participation of the offline seminars. Other travelling expenses were incurred by our medical department for videos production, live streaming of the offline seminars, and materials collection to create online courses. These travelling and accommodation expenses are well budgeted before any agreements entered into by us and the customers. Therefore, such expenses are well covered by the customers under those agreements. We are not reimbursed by the customers separately.

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

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $2.7 million, or 40.2%, from approximately $6.7 million for the fiscal year ended December 31, 2023 to approximately $4.0 million for the fiscal year ended December 31, 2024. The decrease was mainly attributable to: i) a decrease of approximately $1.5 million in advertising and promotion expenses as we gained reputation in medical healthcare industry and decreased domestic related expenditure, ii) a decrease of approximately $0.9 million in sales commission paid to third parties as our patented drug sales decreased, and iii) a decrease of approximately $0.4 million in salary and welfare expenses due to sales force reduction as we experienced a decrease in patented drug sales. The decrease was partially offset by the increase of approximately $0.1 million in other selling and marketing expenses.

General and administrative expenses

General and administrative expenses decreased by approximately $1.7 million, or 25.5%, from approximately $6.7 million for the fiscal year ended December 31, 2023 to approximately $5.0 million for the fiscal year ended December 31, 2024. The decrease was mainly attributable to: i) a decrease of approximately $1.2 million in bad debt expenses as we enhanced our collection efforts in 2024, ii) a decrease of approximately $0.8 million in salary and welfare expenses as a result of decreased personnel number, and iii) a decrease of approximately $0.3 million in depreciation and amortization expenses. The decrease was partially offset by an increase of approximately $0.6 million in professional service expenses mostly related to business development.

Research and development expenses

Research and development expenses decreased by approximately $0.2 million, or 50.9%, from approximately $0.5 million for the fiscal year ended December 31, 2023 to approximately $0.3 million for the fiscal year ended December 31, 2024. The decrease was mainly attributable to the decreased personnel number as we reduced our R&D projects.

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

Other income, net

Other income, net decreased by approximately $0.9 million, or 69.2%, from approximately $1.3 million for the year ended December 31, 2023 to approximately $0.4 million for the year ended December 31, 2024. Other income, net mainly includes interest income of approximately $0.2 million and other income of approximately $0.2 million. Other income primarily consisted of approximately $0.1 million gain from changes in fair value of our short-term investments.

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

Net loss

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

During the years ended December 31, 2025, 2024 and 2023, we generated net losses of approximately $5.8 million, $0.3 million and $11.3 million, respectively. As of December 31, 2025, we had cash and cash equivalents of approximately $8.1 million and working capital of approximately $15.4 million. We intend to use these funds to grow our business primarily by:

●	Conduct research on international markets to identify expansion opportunities

●	Recruit talent globally to support business growth and innovation

●	Explore and gradually develop global markets for long-term international presence

Although we consolidate the results of the Zhongchao VIE and its subsidiaries, we only have access to cash balances or future earnings of the Zhongchao VIE and its subsidiaries through our VIE Arrangements with Zhongchao VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC subsidiary, Zhongchao VIE and its subsidiaries in their ability to transfer their net assets to us and its subsidiaries in Cayman Islands, and Hong Kong. However, these restrictions have no impact on the ability of the PRC entities to transfer funds to us as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

To utilize the proceeds, we received from the private placement in 2024, we may make additional capital contributions to the PRC entities, establish new PRC entities and make capital contributions to these PRC entities, or make loans to the PRC entities. However, most of these uses are subject to PRC regulations.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions.

We expect that a substantial majority of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, the PRC entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future

Cash Flows

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2025, 2024 and 2023.

	For the Years Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$845,391	$(1,473,243)	$54,229
Net cash used in investing activities	(826,599)	(1,807,753)	(3,754,655)
Net cash provided by financing activities	-	3,838,200	-
Effect of exchange rate changes on cash and cash equivalents	237,977	(264,592)	(271,333)
Net change in cash and cash equivalents	256,769	292,612	(3,971,759)
Cash and cash equivalents at beginning of year	7,841,306	7,548,694	11,520,453
Cash and cash equivalents at end of year	$8,098,075	$7,841,306	$7,548,694

Operating activities

For the year ended December 31, 2025, we had net cash provided by operating activities of approximately $0.8 million, primarily attributable to: (i) non-cash share-based compensation expenses of approximately $3.7 million, provision for expected credit losses of approximately $0.9 million and depreciation and amortization expenses of approximately $0.3 million; (ii) a decrease in accounts receivable of approximately $1.2 million, attributable to both declining sales caused by intense industry competition and our intensified collection, and (ⅲ) a decrease in inventories of approximately $0.6 million, due to inventory clearance following Chongqing Xinjiang’s deregistration. The cash provided by operating activities was partially offset by the net loss of approximately $5.8 million.

For the year ended December 31, 2024, we had net cash used in operating activities of approximately $1.5 million, primarily attributable to: (i) a net loss of approximately $0.3 million; (ii) an increase in accounts receivable of approximately $2.3 million, which was mainly due to the absence of COVID-19 related disruptions the normalization of and services demand which increased the services revenue, and we generally provide credit terms ranging between one to six months for customers, and (ⅲ) a decrease of approximately $0.6 million in advances from customers, which was mainly due to the decrease in our drugs sales which customers are required to prepay for their orders. The cash used in operating activities was partially offset by the decrease of approximately $1.3 million in prepayments, which was mainly caused by decreased purchases for the drugs to reduce our inventories in the year of 2024.

For the year ended December 31, 2023, we had net cash provided by operating activities of approximately $54,000, primarily attributable to a decrease in accounts receivable of approximately $2.8 million, as we made collection efforts for certain historical customers and received the previously delayed payments. The cash provided by operating activities was partially offset by a net loss of approximately $11.3 million with non-cash expenses, primarily attributable to: (i) impairment loss of goodwill of approximately $5.6 million and impairment loss of intangible assets of approximately $0.5 million, due to significantly lower than expected operating results of West Angel, we performed impairment assessment of goodwill and intangible assets acquired as part of our acquisition of West Angel and concluded both the goodwill and intangible assets were fully impaired in 2023; (ii) loss from disposal of property and equipment of approximately $1.7 million, as we had disposed a series of fixed assets in Beijing including one of our office which had carrying of approximately $1.4 million as of the disposal date and recognized significant losses from such disposal; and (ⅲ) credit losses expense of approximately $1.3 million as we failed all the collection efforts for certain historical customers and the collectability of the outstanding balances of these customers became remote.

Investing activities

For the year ended December 31, 2025, we had net cash used in investing activities of approximately $0.8 million which was primarily attributable to purchase of properties and equipment of approximately $0.2 million, investments of approximately $9.4 million in short-term investments, and investments of $0.1 million in non-marketable securities. The cash used in investing activities was partially offset by proceeds of approximately $8.8 million from redemption of short-term investments.

For the year ended December 31, 2024, we had net cash used in investing activities of approximately $1.8 million which was primarily attributable to purchase of properties and equipment of approximately $3.0 million, investments of approximately $10.7 million in short-term investments. The cash used in investing activities was partially offset by proceeds of approximately $11.4 million from redemption of short-term investments, collection of loans of approximately $0.3 million from third parties and proceeds of approximately $0.2 million from redemption of equity investment.

For the year ended December 31, 2023, we had net cash used in investing activities of approximately $3.8 million which was primarily attributable to purchase of properties and equipment of approximately $0.8 million, investments of approximately $6.3 million in certain short-term investments, and loans of approximately $0.8 million made to third parties. The cash used in investing activities was partially offset by proceeds of approximately $1.6 million from redemption of short-term investments, collection of loans of approximately $2.4 million from third parties and collection of loans from related parties of approximately $0.2 million.

Financing activities

For the year ended December 31, 2025, we had no cash provided by or used in financing activities.

For the year ended December 31, 2024, we had net cash provided by financing activities of $3.8 million from offering 1,636,750 Class A ordinary shares, including 386,750 Class A ordinary Shares in a registered direct offering and 1,250,000 Class A Ordinary Shares and such PIPE Warrants to purchase an aggregate of 5,000,000 Class A Ordinary Shares in a private placement sale (giving effect to the 2026 Share Consolidation).

For the year ended December 31, 2023, we had no cash provided by or used in financing activities.

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

We consider an accounting estimate to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe the following accounting policy and estimates involve the most significant judgments used in the preparation of our financial statements.

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

In accordance with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable consisted of amounts invoiced and amounts for which revenue was recognized prior to invoicing when we had satisfied our performance obligation and had the unconditional right to payment.

Advances from customers consist of payments received related to unsatisfied performance obligations at the end of the period.

We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We have no material incremental costs for obtaining contracts with customers for which we expect the benefit of those costs to be longer than one year.

Medical training and education services

We design and provide medical training and education courses in both online and offline formats to physicians and allied healthcare professionals (the “training and education services”). We identify a single performance obligation from contracts. We recognize revenue at the point when the services are rendered. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when we deliver the courses to our customers. Such advance payments received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of medical training and education courses to the customers. The fees are fixed and determinable at the inception of the services.

Offline medical training and education services courses – though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers are integration of all of these service commitments. We conclude that these service commitments are highly dependent on each other, in the context of the contract term. Thus, these service commitments are not distinct from each other, and we combine all service commitments performed as a single performance obligation. In cases where we engage third party experts to provide presentation in medical courses, as we determine the contents and the participants, we have the ability to direct these experts to provide medical training services for us. Therefore, we are primarily responsible for fulfilling the promise to provide the medical courses and have the discretion in establishing the transaction price. We are a principal in the provision of service and recognize revenues on a gross basis.

Online medical training and education services courses – the promises in the contracts with customers consist of provision of online courses and presentation of the courses online for users to access for a period of time. The performance obligation of presentation of the courses online for users for a period of time is immaterial in the context of the contract because presentation of each course incurred no significant additional cost, nor will it occupy any significant resources of us, except for little digital space on our server, which is inconsequential. Therefore, we combine all service commitments performed as a single performance obligation.

Patient management services in patient-aid projects

We are engaged by NFPs and pharmaceutical enterprises to assist in the operation of patient-aid projects with a purpose to facilitate qualified patients to obtain free drug treatment from NFPs. We are responsible to provide doctors with access to training courses or training materials in connection with the drug treatment, review the completeness of application documents from patients, and other ad-hoc works (such programs with these plug-in features are hereinafter referred as the “patient-aid projects”). The arrangements are structured as fixed price contracts. The price is determined as stated in contracts and does not include any variable consideration. We identify a single performance obligation from contracts and recognize revenue over a period of time during which we provide the assistance to the NFPs till the earlier of the expiration of contract period or the free drugs are completely delivered. We use an input-based method to measure the progress, by reference to the cost incurred in performing the obligation.

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

B. Compensation

Executive Compensation

Summary Compensation Table

The following table shows the annual compensation paid by us for the years ended 2025.

Name/principal position	Salary	Equity Compensation	All Other Compensation	Total Paid
Weiguang Yang/ CEO(1)	$66,783	$5,150,000	$-	$5,216,783

Pei Xu / CFO(2)	$45,913	$-	-	$45,913

Xuejun Chen / Chief Medical Officer(3)	$65,007	$-	$-	$65,007

Baoqian Tian / Chief Sales Officer(4)	$78,598	$-	$-	$78,598

Shuang Wu / Chief Operating Officer(5)	$38,312	$-	$-	$38,312

(1)	Appointed Chairman and CEO effective as of August 2019.

(2)	Appointed CFO effective as of August 2019

(3)	Former Chief Medical Officer

(4)	Former Chief Sales Officer

(5)	Former Chief Operating Officer

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

2025 Equity Incentive Plan (the “2025 Plan”)

On August 4, 2025, the board of directors of the Company approved the adoption of the Company’s 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same day. The 2025 Plan provides for discretionary grants of, among the others, options, share appreciation right, restricted shares, restricted share units, performance units and performance shares to employees, directors and consultants of the Company. The number of ordinary shares that may be issued under the 2025 Plan is limited to 10,000,000 ordinary shares, including both Class A Ordinary Shares and Class B Ordinary Shares, to be increased on the first trading day of each calendar year of the Company beginning on the first trading day in January 2026, by an amount equal to 2.0% of the total number of issued and outstanding ordinary shares as of the last trading day in the immediately preceding calendar year. Notwithstanding, the aggregate maximum number of ordinary shares that may be issue under the 2025 Plan is 50,000,000 shares. The provisions of the 2025 Plan are substantially the same as those of the 2019 Plan as discussed below. As of the date hereof, an aggregate 5,000,000 ordinary shares have been issued under the 2025 Plan, without taking effect of the 2026 Share Consolidation.

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

Number of Class A Ordinary Shares.

The number of Class A Ordinary Shares that may be issued under the Plan is the maximum aggregate number of Class A Ordinary Shares reserved and available pursuant to this Plan shall be the aggregate of (i) 12,136 (giving effect to the 2024 Share Consolidation and the 2026 Share Consolidation) Class A Ordinary Shares and (ii) on each January 1, starting with January 1, 2020 until December 31, 2025, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Class A Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Class A Ordinary Shares as may be determined by the Committee, subject in all cases to adjustment as provided in. If an Award (or any portion thereof) terminates, expires or lapses or is cancelled for any reason, any Class A Ordinary Shares subject to the Award (or such portion thereof) shall again be available for the grant of an Award pursuant to the Plan (unless the Plan has terminated). If any Award (in whole or in part) is settled in cash or other property in lieu of Class A Ordinary Shares, then the number of Class A Ordinary Shares subject to such Award (or such part) shall again be available for grant pursuant to the Plan. Class A Ordinary Shares that have actually been issued under the Plan, pursuant to Awards under the Plan shall not be returned to the Plan and shall not cause the number of Class A Ordinary Shares available to be subject to Awards under the Plan to be increased. Subject to any required action by the shareholders of the Company, the number of Class A Ordinary Shares covered by each outstanding Award, the number of Class A Ordinary Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, and the number of Class A Ordinary Shares subject to grant as Incentive Stock Options, as well as the price per Class A Ordinary Shares covered by each such outstanding Award and any other affected terms of such Awards, shall be proportionally and equitably adjusted for any increase or decrease in the number of issued Class A Ordinary Shares resulting from a subdivision or consolidation, share dividend, amalgamation, spin-off, arrangement or consolidation, combination or reclassification of Class A Ordinary Shares. Except as the board of director or the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

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

C. Board Practices

Composition of Board; Risk Oversight

Our Board of Directors consists of five (5) directors as of this Annual Report. Pursuant to our Amended and Restated Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by resolution of our shareholders. The directors have been divided into two classes, being the class I directors (the “Class I Directors”) and the class II directors (the “Class II Directors”). The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a one year term, and the term of the current Class I Directors, consisting of John C. General, Kevin Dean Vassily, Dan Li, expires on December 18, 2026 The Class II Directors shall stand elected for a five-year term and the term of the current Class II Directors, consisting of Weiguang Yang and Pei Xu, expires on December 18, 2029. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors.

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

D. Employees

As of the date of this Annual Report, we had a total of 33 full-time employees, of which 4 are in sales and marketing, 21 are in technical and customer services, and 8 are in general administration.

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

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

The percentage of beneficial ownership owned is based on 3,229,766 Class A Ordinary Shares (excluding Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, see “Our Corporate History and Structure” on page 52) and 624,972 Class B Ordinary Shares outstanding as of the date of this Annual Report.

	Class A Ordinary Shares		Class B Ordinary shares
		% of Voting		% of Total Voting
Name and Address of Beneficial Owner	Shares	Power	Shares	Power*
Directors and Executive Officers
Weiguang Yang(1)(6)	68,750	-	624,972	99.5%
Pei Xu (2) (7)	3,662	*	-	-
John C. General (3)	1,925	*
Dan Li (4)	1,925	*
Kevin Dean Vassily (5)	1,925	*
Worthy Health Limited Partnership (7)	32,120	*	-	-
All directors and executive officers as a group (5 persons)	78,187	*	624,972	99.5%
5% Holders
More Healthy Holdings Limited(6)	-		68,722	10.94%

*	Represents less than 1%.

●	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 1,000 votes.

●	Unless otherwise indicated, the business address of each of the individuals is Zhongchao, Room 2504, OOCL Tower, 841 Yan’An Middle Road, Jing’An District, Shanghai, China 200040.

(1)	Mr. Weiguang Yang is the Chairman, Chief Executive Officer, and President of Zhongchao. Mr. Yang holds the shares through his control of More Healthy Holdings Limited.

(2)	Ms. Pei Xu is the Chief Financial Officer of Zhongchao.

(3)	Mr. John C. General is the independent director, chair of the Audit Committee, and Audit Committee financial expert of Zhongchao.

(4)	Ms. Dan Li is the independent director and the chair of the Nominating Committee of Zhongchao.

(5)	Ms. Kevin Dean Vassily is the independent director and the chair of the Compensation Committee of Zhongchao.

(6)	More Healthy Holdings Limited is a company limited by shares incorporated under the laws of British Virgin Islands (“More Healthy”). The address of its business office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Mr. Weiguang Yang.

(7)	Worthy Health Limited Partnership is a limited partnership incorporated under the laws of British Virgin Islands (“Worthy Health”), the general partner of which is More Successful Group Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“More Successful”), which is controlled by Pei Xu who acts as the sole director of More Successful. The general partner exercises the voting rights with respect to the shares held by Worthy Health. The general partner disclaims beneficial ownership of our shares except to the extent of its pecuniary interest in Worthy Health. As limited partners, Pei Xu, Xuejun Chen, Baoqian Tian, and Shuang Wu respectively own 11.4%, 23%, 6.67%, and 21.75% partnership interests of Worthy Health. The principal office address of Worthy Health is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this Annual Report, there were 6 holders of record entered in our Class A ordinary share register and 2 holders of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

B. Amended and Restated Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Amended and Restated Memorandum of Association was filed as Exhibit 3.1 to the Current Report on Form 6-K filed on February 27, 2026, and our Amended and Restated Articles of Association as filed as Exhibit 3.2 to the Current Report on Form 6-K filed on February 10, 2026 are hereby incorporated by reference into this Annual Report.

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

The functional currency for our Chinese subsidiaries and VIEs is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 0.1% in fiscal year 2025, depreciated by 1.6% in fiscal year 2024, and depreciated by 5.0% in fiscal year 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, the Company held cash and cash equivalents of $8,098,075 and certificate of deposits of $5,734,613 included in short-term investment.

●

In Mainland China, each depositor at each bank is insured by the government authority with the maximum limit of RMB 500,000 (approximately $71,499). As of December 31, 2025, a cash balance of $1,326,153 was deposited in financial institutions located in Mainland China, of which $901,167 was subject to credit risk. The Company had cash equivalent of $5,391,028 that was invested in highly liquid investments with original maturities of three months or less in financial institutions located in Mainland China that was not insured by the aforementioned deposit insurance.

●

In the United States, each depositor at each bank is insured by the government authority with the maximum limit of $250,000 by the Federal Deposit Insurance Corp (“FDIC”). As of December 31, 2025, a cash balance of $172,686 and a short-term investments balance of $5,734,613 were deposited in the financial institutions in the United States, of which $5,035,884 was subject to credit risk.

●

In Japan, each depositor at each bank is insured with the maximum limit of JPY 10,000,000 (approximately $63,776) by the Deposit Insurance Corporation of Japan (“DICJ”). As of December 31, 2025, a cash balance of $1,190,713 was deposited in financial institutions located in Japan, of which $1,126,937 was subject to credit risk.

●

In Hong Kong, each depositor at each bank is insured with the maximum limit of HKD 800,000 (approximately $102,784) by Hong Kong Deposit Protection Board (“DPSB”). As of December 31, 2025, a cash balance of $16,809 was deposited at certain investment accounts with financial institution located in Hong Kong, which was not insured by FDIC insurance or other insurance.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2025 were not effective at the reasonable assurance level due to the material weakness described below.

Internal Control over Financial Reporting

In connection with the audit of our financial statements for the years ended December 31, 2025, we identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, as of December 31, 2025.

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

Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025.  The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2025, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses:

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by Prager Metis CPAs, LLC and Marcum Asia CPAs LLP for the years ended December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024(1)
	USD	USD
Audit Fees(1)	$327,860	$407,000
Audit Related Fees	-	-
Predecessor auditor(1)	8,282	58,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$336,142	$465,000

(1)	Upon the approval of the audit committee of the board of directors of the Company and the board of directors of the Company, the Company appointed Prager Metis CPAs, LLC as the independent registered public accounting firm. Prager Metis CPAs, LLC replaced Marcum Asia CPAs LLP (“Marcum Asia” formerly known as “Marcum Bernstein & Pinchuk LLP”), the former independent registered public accounting firm of the Company, which the Company dismissed effective as of September 27, 2022. For the years ended December 31, 2025 and 2024, the Company paid fees to Marcum Asia of $8,282 and $58,000, respectively. For the years ended December 31, 2025 and 2024, the Company paid audit fees to Prager Metis CPAs LLP of $327,860 and $407,000, respectively.

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

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the exemptions afforded to us and follow certain home country corporate governance practices, as a result of which, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

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

Following these risk assessments, the PRC operating entities will upgrade, implement, and maintain reasonable safeguards to address identified risks, reasonably address any identified gaps in existing safeguards, and regularly monitor the effectiveness of our safeguards. During the fiscal year 20205, the PRC operating entities identified certain risks through their risk assessments in connection with the network access control strategies, detection of high-risk ports, securities vulnerability of host operating systems and application software and configuration weaknesses of operating systems and application software. To address these risks, the PRC operating entities installed cloud firewall to conduct real-time access and invasion risks control through network intrusion preventions, full traffic visualized analysis, access control, traceability analysis and other functions. The PRC operating entities also subscribed Cloud Security Center services provided by Alibaba Cloud, which conducts automated threat detection, response and traceability with anti-ransomware, vulnerability scanning and repair, anti-virus, anti-tampering, compliance check and other functions. The PRC operating entities also optimized security configuration of ECS. We believe that these risks did not have a material impact on the results of operations or financial condition of the Company or the PRC operating entities.

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

As part of the overall risk management strategies, the PRC operating entities also conduct cyber-security training for their employees.

During the fiscal year ended December 31, 2025 and to the date of this Annual Report, neither we or the PRC operating entities have experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us or the PRC operating entities, business strategy, results of operations or financial condition.   For additional information regarding whether any risks from cybersecurity threats, please refer to Item 1A, “Risk Factors,” in this Annual Report on Form 10-K.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Zhongchao Inc., and its subsidiaries are included at the end of this Annual Report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Exhibit title
1.1	Amended and Restated Memorandum of Association adopted on March 3, 2026
1.2	Amended and Restated Articles of Association adopted on February 10, 2026
2.1*	Specimen Class A Ordinary Share Certificate (incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019)
2.2	Form of Underwriter Warrant (incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on January 10, 2020)
2.3	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to the current report on Form 6-K as filed with the SEC on November 20, 2024)
2.4	Description of Securities
4.1	Form of Employment Agreement
4.2*	Director Offer Letter between Zhongchao Inc. and Pei Xu dated as of November 17, 2019
4.3*	Independent Director Offer Letter between Zhongchao Inc. and John C. General dated as of November 17, 2019
4.4*	Independent Director Offer Letter between Zhongchao Inc. and Kevin Dean Vassily dated as of November 17, 2019
4.5*	Independent Director Offer Letter between Zhongchao Inc. and Dan Li dated as of November 17, 2019
4.6*	Warrant to Purchase Class A Ordinary Shares between Zhongchao Inc. and HF Capital Management Delta, Inc. dated as of August 1, 2019
4.7	Sales Agreement by and between the Zhongchao Inc. and US Tiger Securities, Inc., as the sales agent dated as of December 17, 2021. (incorporated by reference to the identically named exhibit filed with Form 6-K filed with the Securities and Exchange Commission on December 17, 2021)
4.8	Form of Securities Purchase Agreement, dated October 1, 2024 (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K as filed with the SEC on October 2, 2024).
4.9	Form of Securities Purchase Agreement by and between the Company and the Purchasers listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to the current report on Form 6-K as filed with the SEC on November 20, 2024).
8.1	List of Subsidiaries and VIE of the Registrant
11.1**	Code of Conduct and Ethics
11.2	Insider Trading Policies (incorporated by reference to the identically named exhibit filed with the Annual Report on 20-F filed with the Securities and Exchange Commission on May 11, 2023.)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
13.1#	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Prager Metis CPAs, LLC
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F as filed with the SEC on April 30, 2024).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019

**	Previously filed; incorporated by reference to the identically named exhibit filed with the Registration Statement on Form F-1 (File No. 333-234807) filed with the Securities and Exchange Commission on December 27, 2019

#	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 3, 2026

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Zhongchao Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhongchao Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

Significant judgment is made by the Company in determining revenue recognition for certain customer agreements. The related audit effort in evaluating management's judgments in determining revenue recognition for certain customer agreements was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

We evaluated management’s significant accounting policies related to certain customer agreements for reasonableness. We obtained and read contract for each sample selected, tested management’s identification and treatment of contract term, assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions. We tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2022.

Hackensack, New Jersey

April 3, 2026

PCAOB ID Number 273

ZHONGCHAO INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$8,098,075	$7,841,306
Short-term investments	5,824,557	5,242,441
Accounts receivable	2,782,693	4,682,320
Inventories	-	586,221
Prepayments	23,759	81,247
Other current assets	233,042	273,682
Total Current Assets	16,962,126	18,707,217

Investments in non-marketable securities	1,230,635	1,089,960
Property and equipment, net	5,877,224	5,867,154
Intangible assets, net	7,614	12,177
Right-of-use assets	25,053	89,020
Deferred tax assets	44,194	119,425
Total Assets	$24,146,846	$25,884,953

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$526,098	$535,073
Advances from customers	150,009	203,787
Operating lease liabilities, current portion	26,083	33,685
Accrued expenses and other liabilities	824,440	757,885
Total Current Liabilities	1,526,630	1,530,430

Operating lease liabilities, noncurrent portion	-	23,832
Deferred tax liabilities	22,260	179,638
Total Liabilities	1,548,890	1,733,900

Commitments and Contingencies

Equity
Class A Ordinary Share (par value $0.008 per share, 2,250,000,000 shares authorized; 3,236,141 and 3,104,891 shares issued and outstanding on December 31, 2025 and 2024, respectively) *	25,890	24,840
Class B Ordinary Share (par value $0.008 per share, 250,000,000 shares authorized; 624,972 and 68,722 shares issued and outstanding on December 31, 2025 and 2024, respectively) *	5,000	550
Additional paid-in capital	34,475,566	29,059,063
Deferred share compensation	(1,716,667)	-
Statutory reserve	1,340,331	1,419,190
Accumulated deficits	(14,190,570)	(7,959,276)
Accumulated other comprehensive loss	(1,308,864)	(1,706,460)
Total Zhongchao Inc. Shareholders’ Equity	18,630,686	20,837,907

Noncontrolling interests	3,967,270	3,313,146
Total Equity	22,597,956	24,151,053

Total Liabilities and Equity	$24,146,846	$25,884,953

*	Retrospectively restated for the effect of share consolidation (see Note 21).

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2025	2024	2023
Revenues
Service	$10,678,554	$13,712,964	$10,406,734
Product	696,442	2,151,809	9,027,211
Total revenues	11,374,996	15,864,773	19,433,945
Cost of revenues
Service	(5,665,996)	(5,510,088)	(5,162,425)
Product	(587,459)	(1,442,472)	(5,759,328)
Total cost of revenues	(6,253,455)	(6,952,560)	(10,921,753)
Gross Profit	5,121,541	8,912,213	8,512,192

Operating Expenses
Selling and marketing expenses	(1,490,594)	(4,010,382)	(6,710,757)
General and administrative expenses	(9,814,087)	(4,990,647)	(6,697,309)
Research and development expenses	(8,085)	(252,451)	(514,411)
Loss from disposal of property and equipment	-	-	(1,719,442)
Impairment of goodwill	-	-	(5,617,865)
Impairment of intangible assets	-	-	(536,206)
Total Operating Expenses	(11,312,766)	(9,253,480)	(21,795,990)

Loss from Operations	(6,191,225)	(341,267)	(13,283,798)

Interest income, net	343,128	243,008	237,054
Other income, net	79,412	160,015	1,069,745
(Loss) Income Before Income Taxes	(5,768,685)	61,756	(11,976,999)

Income tax (expenses) benefits	(46,182)	(335,169)	669,760
Net Loss	(5,814,867)	(273,413)	(11,307,239)

Net loss attributable to noncontrolling interests	(495,286)	(369,816)	(28,672)
Net Loss Attributable to Zhongchao Inc.’s shareholders	(6,310,153)	(643,229)	(11,335,911)

Other Comprehensive Loss
Foreign currency translation adjustment	556,434	(561,618)	(809,403)
Comprehensive Loss	(5,258,433)	(835,031)	(12,116,642)

Total comprehensive (loss) income attributable to noncontrolling interests	(654,124)	(281,757)	59,654
Total Comprehensive Loss Attributable to Zhongchao Inc.’s Shareholders	$(5,912,557)	$(1,116,788)	$(12,056,988)

Weighted Average Number of Ordinary Share Outstanding *
Basic and Diluted	3,418,290	650,678	325,419

Loss per Share
Basic and Diluted	$(1.85)	$(0.99)	$(34.83)

*	Retrospectively restated for the effect of share consolidation (see Note 21).

ZHONGCHAO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

									Accumulated
	Ordinary Shares*				Additional	Deferred			Other
	Class A		Class B		Paid-in	Share	Statutory	Accumulated	Comprehensive	Noncontrolling	Total
	Shares*	Amount	Shares*	Amount	Capital	Compensation	Reserve	Deficit	Income (Loss)	Interest	Equity
Balance as of December 31, 2022	256,643	$2,054	68,722	$550	$24,998,388	$-	$1,315,017	$4,124,037	$(511,824)	$3,091,043	$33,019,265
Share-based compensation expenses	225	2	-	-	135,545	-	-	-	-	-	135,547
Net (loss) income	-	-	-	-	-	-	-	(11,335,911)	-	28,672	(11,307,239)
Appropriation of statutory reserve	-	-	-	-	-	-	56,151	(56,151)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(721,077)	(88,326)	(809,403)
Balance as of December 31, 2023	256,868	$2,056	68,722	$550	$25,133,933	$-	$1,371,168	$(7,268,025)	$(1,232,901)	$3,031,389	$21,038,170
Sales of ordinary shares	1,636,750	13,094	-	-	3,825,106	-	-	-	-	-	3,838,200
Exercise of warrants	1,200,000	9,600	-	-	(9,600)	-	-	-	-	-	-
Issuance of ordinary shares for compensation	4,875	39	-	-	109,675	-	-	-	-	-	109,714
Issuance of fraction shares for share consolidation	6,398	51	-	-	(51)	-	-	-	-	-	-
Net (loss) income	-	-	-	-	-	-	-	(643,229)	-	369,816	(273,413)
Appropriation of statutory reserve	-	-	-	-	-	-	161,208	(161,208)	-	-	-
Reversal of statutory reserve	-	-	-	-	-	-	(113,186)	113,186	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(473,559)	(88,059)	(561,618)
Balance as of December 31, 2024	3,104,891	$24,840	68,722	$550	$29,059,063	$-	$1,419,190	$(7,959,276)	$(1,706,460)	$3,313,146	$24,151,053
Share-based compensation expenses	131,250	1,050	556,250	4,450	5,416,503	(1,716,667)	-	-	-	-	3,705,336
Net (loss) income	-	-	-	-	-	-	-	(6,310,153)	-	495,286	(5,814,867)
Appropriation of statutory reserve	-	-	-	-	-	-	62,654	(62,654)	-	-	-
Reversal of statutory reserve	-	-	-	-	-	-	(141,513)	141,513	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	397,596	158,838	556,434
Balance as of December 31, 2025	3,236,141	$25,890	624,972	$5,000	$34,475,566	$(1,716,667)	$1,340,331	$(14,190,570)	$(1,308,864)	$3,967,270	$22,597,956

*	Retrospectively restated for the effect of share consolidation (see Note 21).

ZHONGCHAO INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2025	2024	2023
Cash Flows from Operating Activities:
Net loss	$(5,814,867)	$(273,413)	$(11,307,239)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for expected credit losses	873,841	85,644	1,247,907
Depreciation and amortization expenses	290,183	231,111	518,493
Loss from disposal of property and equipment	24,531	863	1,688,078
Impairment of goodwill	-	-	5,617,865
Impairment of intangible assets	-	-	536,206
Amortization of right-of-use assets	31,484	197,244	405,121
Share-based compensation expenses	3,705,336	109,714	135,547
Deferred tax (benefits) expenses	(82,490)	287,651	(739,227)
Changes in fair value of short-term investments	(8,078)	(108,949)	(654,980)
Downward (upward) adjustments in investments in non-marketable securities	7,040	(4,796)	(81,036)
Changes in operating assets and liabilities:
Accounts receivable	1,173,881	(2,316,625)	2,789,772
Prepayments	59,394	1,285,433	(388,706)
Prepayments – related party	-	-	112,980
Inventories	595,340	(10,166)	(409,771)
Other current assets	47,650	164,354	27,685
Accounts payable	(31,528)	(132,054)	548,591
Advances from customers	(61,004)	(620,949)	456,078
Income tax payable	-	-	(102,326)
Accrued expenses and other liabilities	33,166	(127,754)	81,554
Lease liabilities	1,512	(240,551)	(428,363)
Net Cash Provided by (Used in) Operating Activities	845,391	(1,473,243)	54,229

Cash Flows from Investing Activities:
Purchases of property and equipment	(152,561)	(3,045,183)	(839,736)
Proceeds from disposal of property and equipment	-	-	31,634
Loans to third parties	-	-	(833,226)
Repayment of loans from third parties	-	277,944	2,390,776
Due from related parties	-	-	220,310
Investments in short-term investments	(9,379,764)	(10,656,730)	(6,317,257)
Proceeds from redemption of short-term investments	8,805,726	11,421,047	1,592,844
Investments in non-marketable securities	(100,000)	-	-
Proceeds from redemption of non-marketable securities	-	195,169	-
Net Cash Used in Investing Activities	(826,599)	(1,807,753)	(3,754,655)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares in connection with direct offering	-	3,838,200	-
Net Cash Provided by Financing Activities	-	3,838,200	-

Effect of exchange rate changes on cash and cash equivalents	237,977	(264,592)	(271,333)

Net decrease in cash and cash equivalents	256,769	292,612	(3,971,759)
Cash and cash equivalents at beginning of year	7,841,306	7,548,694	11,520,453
Cash and cash equivalents at end of year	$8,098,075	$7,841,306	$7,548,694

Supplemental Cash Flow Information
Cash paid for income tax	$126,589	$45,944	$114,501

Noncash investing activities
Right-of-use assets obtained in exchange for operating lease obligations	$-	$55,765	$71,726
Decrease in right of use assets and operating lease obligations due to termination	$(34,546)	$(554,265)	$(579,491)
Addition of property and equipment from deposit and prepayment for properties	$-	$-	$233,267

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

The consolidated financial statements reflect the activities of Zhongchao Shanghai and each of the following entities:

Name	Background		Ownership
Zhongchao Group Inc. (“Zhongchao BVI”)	●	A BVI company	100% owned by Zhongchao Cayman
	●	Incorporated on April 23, 2019
	●	A holding company
Zhongchao USA LLC (“Zhongchao USA”)	●	A United States company	100% owned by Zhongchao Cayman
	●	Incorporated on May 13, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Japan (“Zhongchao Japan”)	●	A Japan company	100% owned by Zhongchao USA since December 2021. Before December 2021, 10% owned by Zhongchao USA and 90% owned by Mr. Weiguang Yang
	●	Incorporated on October 1, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Zhongchao Group Limited (“Zhongchao HK”)	●	A Hong Kong company	100% owned by Zhongchao BVI
	●	Incorporated on May 14, 2019
	●	A holding company
Beijing Zhongchao Zhongxing Technology Limited (“Zhongchao WFOE”)	●	A PRC company and deemed a wholly foreign owned enterprise	100% owned by Zhongchao HK
	●	Incorporated on May 29, 2019
	●	A holding company
Zhongchao Shanghai	●	A PRC limited liability company	VIE of Beijing Zhongchao Zhongxing Technology Limited
	●	Incorporated on August 17, 2012; Beijing Branch of Zhongchao Shanghai was discontinued on October 27, 2023.
	●	Engaged in technology development, technology transfer, and technical services in the field of medical technology, technical consulting in the field of network technology, and medical information consulting

Shanghai Maidemu Cultural Communication Corp. (“Shanghai Maidemu”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on March 12, 2015 and dissolved on March 27, 2024
	●	Planning for cultural and artistic exchanges, designing, producing, acting for and publishing various kinds of advertisements, and medical consultation (no medical diagnosis and treatment activities allowed).
Shanghai Huijing Information Technology Co., Ltd., (“Shanghai Huijing”)	●	A PRC limited liability company	100% owned by Shanghai Maidemu; subsequently 100% owned by Zhongchao Shanghai in August 2023.
	●	Incorporated on September 28, 2016
	●	Engaged in technology development, transfer, service and consulting in the fields of computer technology, graphic designing, website page designing, planning cultural and artistic exchanges.
Shanghai Zhongxun Medical Technology Co., Ltd. (“Shanghai Zhongxun”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on May 27, 2017; Beijing branch was discontinued on May 29, 2023.
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology (no medical diagnosis and treatment activities allowed).
Shanghai Zhongxin Medical Technology Co., Ltd (“Shanghai Zhongxin”)	●	A PRC limited liability company	93.33% owned by Shanghai Zhongxun*
	●	Incorporated on October 10, 2018
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Beijing Zhongchao Boya Medical Technology Co., Ltd. (“Beijing Boya”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on April 27, 2020
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Hainan Zhongteng Medical Technology Co., Ltd. (“Hainan Zhongteng”)	●	A PRC limited liability company	100% owned by Beijing Boya
	●	Incorporated on July 16, 2021 and dissolved on July 24, 2023.
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Zhixun Internet Hospital (Liaoning) Co., Ltd. (“Liaoning Zhixun”)	●	A PRC limited liability company	100% owned by Beijing Boya
	●	Incorporated on July 6, 2020 and dissolved on January 7, 2025
	●	Engaged in online hospital services, medical services, elderly nursing services, remote healthcare management services, healthcare consulting services, sales of medical appliances and other medical products.
Shanghai Xinyuan Human Resources Co., Ltd. (“Shanghai Xinyuan”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on January 13, 2021 and dissolved on December 13, 2024. Beijing Branch of Shanghai Xinyuan was discontinued on May 20, 2024.
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.

Hainan Muxin Medical Technology Co., Ltd. (“Hainan Muxin”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxin
	●	Incorporated on July 21, 2021 and dissolved on November 13, 2025
	●	Engaged in technology development, transfer, service and consulting in the fields of medical technology and computer technology, market information consulting and investigating.
Chongqing Xinjiang Pharmaceutical Co., Ltd. (“Chongqing Xinjiang”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxun
	●	Incorporated on January 18, 2022 and dissolved on June 30, 2025
	●	Engaged in trading of patented drugs
Beijing Zhongxuanboya Medical Technology Co., Ltd. (“Beijing Zhongxuanboya”) (previously known as Beijing Yisuizhen Technology Co., Ltd.) (“Beijing Yisuizhen”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxuanboya
	●	Incorporated on November 8, 2021 and changed its name on March 26, 2025
	●	Acquired by the Company on August 31, 2022
	●	Provision of online platform for communication between hospitals and patients
West Angel (Beijing) Health Technology Co., Ltd. (“West Angel”)	●	A PRC limited liability company	60% owned by Shanghai Zhongxun
	●	Incorporated on July 1, 2003
	●	Acquired by the Company on August 31, 2022
	●	Provision of online platform for communication between hospitals and patients
Shanghai Maidemu Health Management Co., Ltd. (“Maidemu Health”)	●	A PRC limited liability company	100% owned by Zhongchao Shanghai
	●	Incorporated on August 9, 2023 and dissolved on October 16, 2025
	●	Engaged in health consultation services
Shanghai Zhongxuanboya Medical Technology Co., Ltd. (“Shanghai Zhongxuanboya”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxun
	●	Incorporated on February 7, 2025
	●	Engaged in technology development transfer, service and consulting in the fields of computer technology, planning cultural and artistic exchanges.
Beijing Zhongxinboya Medical Technology Co., Ltd. (“Beijing Zhongxinboya”)	●	A PRC limited liability company	100% owned by Shanghai Zhongxuanboya
	●	Incorporated on May 27, 2025 and dissolved on August 19, 2025
	●	Engaged in technology development transfer, service and consulting in the fields of computer technology, planning cultural and artistic exchanges.

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

On August 15, 2019, Yantai Hanfujingfei Investment Centre (LP) (“Yantai HF”), a 6.25% shareholder of Zhongchao Shanghai, planned to withdraw its equity interest in Zhongchao Shanghai (which is representative of 16,876 shares in Zhongchao Shanghai, among which 8,438 shares were issued by Zhongchao Shanghai and the remaining 8,438 shares were purchased from two existing shareholders), and to contribute the same amount of capital to Zhongchao Cayman directly. The Company and HF Capital Management Delta, Inc. (“HF Capital”), the sole member of which was the managing partner of Yantai HF, entered into a certain warrant agreement to purchase ordinary shares of the Company, pursuant to which the Company granted a warrant to HF Capital, who expects to exercise the warrant and receive the ordinary shares of the Company before the effective date and closing of the offering because these conditions are considered to be administrative procedures and there are no uncertainties of going through them. The warrant entitled HF Capital to purchase 16,876 Class A Ordinary Shares, representing 0.44% economic beneficial interest of the Company as of December 31, 2025, from the Company, if the following conditions are mt:

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

The practice is solely a result of tax planning from HF Capital. As the warrant does not cause the Company to transfer or receive any assets, or exchange any other financial instruments on potentially favorable or unfavorable terms with shareholder. The warrant does not meet the definition of a financial instrument as defined in ASC 480 Distinguishing Liabilities from Equity. The management believed the agreement between the Company and HF Capital is a commitment rather than a financial instrument. As such, the warrant is not subject to accounting treatment. In addition, the management expected that there is no circumstance under which the 16,876 Class A Ordinary Shares would not be issued, thus the 16,876 underlying Class A Ordinary Shares should be included in the ordinary shares outstanding as of December 31, 2025, 2024 and 2023 and in the calculation of the basic and diluted weighted average ordinary share issued and outstanding for calculating basic and diluted earnings per share.

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

Subsequently, in 2020 through 2025, the VIE and VIE’s subsidiaries established a series of subsidiaries including Beijing Boya, Hainan Zhongteng, Liaoning Zhixun, Shanghai Xinyuan, Hainan Muxin, Ningxia Zhongxin, Chongqing Xinjiang, Beijing Zhongxuanboya, Maidemu Health, Shanghai Zhongxuanboya and Beijing Zhongxinboya to continually expand its operations in different regions and develop new markets. Additionally, with the establishment of Chongqing Xinjiang, started in 2022, the Company started to sell patented drugs.

Class A Ordinary Shares issued and outstanding presented on the financial statements are reconciled with the number of shares legally as follows:

	December 31, 2025	December 31, 2024
Number of Class A Ordinary Shares legally issued and outstanding	3,219,265	3,088,015
Class A Ordinary Shares committed to be issued to HF Capital	16,876	16,876
Number of Class A Ordinary Shares outstanding and issued presented on the financial statements	3,236,141	3,104,891

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

All transactions and balances among the Company, its subsidiaries and VIE have been eliminated upon consolidation.

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

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests represent the equity interests in the subsidiaries of the VIE that are not attributable, either directly or indirectly, to the VIE. For the Company’s consolidated financial statements, non-controlling interests represent minority shareholders’ 6.67% in Zhongxin and a minority shareholder’s 40% in West Angel, respectively, as of December 31, 2025 and 2024.

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

Translation of amounts from RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2025	December 31, 2024
Balance sheet items, except for equity accounts	6.9931	7.2993

	For the Years Ended December 31,
	2025	2024	2023
Items in the statements of operations and comprehensive loss, and statements of cash flows	7.1875	7.1957	7.0809

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

As of December 31, 2025 and 2024, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, accounts receivable, accounts payable and other payables, which approximate their fair values because of the short-term nature of these instruments. Trading securities with observable market price in active market are classified as level 1 investment and are measured at fair value as of December 31, 2025 and 2024. Certificates of deposit with a term of more than three months based on quoted price for similar assets in active markets are classified as level 2 investment and are measured at fair value as of December 31, 2025 and 2024.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Short-term investments

Short-term investments comprised of certificates of deposits with original maturities of more than three months but less than one-year, certain listed equity securities purchased through various open market transactions. Equity securities not measured by the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive loss, according to ASC 321 “Investments — Equity Securities”.

Accounts receivable and allowance for credit losses

Accounts receivables are recorded at the gross amount less an allowance for credit losses and do not bear interest. In 2016, FASB issued ASU No. 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted ASC 326 and several associated ASUs on January 1, 2023 using modified retrospective approach. The adoption has no material impact on the Company’s consolidated financial statements. The Company provides customers with credit terms ranging between one to six months, depending on credit assessment of customers. Management reviews the adequacy of the allowance for credit losses on an ongoing basis, and considers factors such as historical collection trend, creditworthiness, current economic trend as well as other supportable forward-looking factors. Account balances are charged off against the allowance after all means of collection have been exhausted. During the years ended December 31, 2025, 2024 and 2023, the Company accrued provisions for credit losses of $873,841, $85,644, and $1,247,907, respectively, and $399,951, $20,767, and $1,247,907 were written off as the Company evaluated it is remote to collect the balance. As of December 31, 2025 and 2024, allowances for credit losses against accounts receivable were $556,051 and $66,093, respectively.

Inventories

Inventories of the Company consist of patented drugs. Inventories are stated at the lower of cost or net realizable value. Inventory costs include expenses that are directly or indirectly incurred in the purchase of patented drugs. Cost of inventories is determined using the weighted average cost method. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expiration date, expected demand, anticipated sales price, new product development schedules, product obsolescence, customer concentrations and other factors. The Company continually evaluates recoverability, and inventory provisions are recorded in the consolidated statements of operations and comprehensive loss. As of December 31, 2025 and 2024, the Company did not provide inventory provisions against patented drugs.

Prepayments

Prepayments represent amounts advanced to suppliers for providing services or products to the Company. The suppliers usually require advance payments when the Company orders services or products and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

Investments in equity method investees

In addition to the investment of investees over which the Company has significant influences, the Company also accounts for the investment in a limited partnership in which the Company holds more than minor equity interest (3% - 5%) in accordance with ASC 323-30-25 under the equity method of accounting.

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

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. No impairment was recognized for the years ended December 31, 2025, 2024 and 2023.

Investments in equity securities

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of operations and comprehensive loss, according to ASC 321 “Investments — Equity Securities.

During the years ended December 2025 and 2024, the Company invested in one different equity security each year. The Company elected to record an equity investment in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the fund. NAV is primarily determined based on information provided by financial institution. Gain (loss) was recorded in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024.

The equity investment in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security.

Property and equipment

Property and equipment primarily consist of buildings, office equipment, and vehicles. Properties and equipment are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

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

Prepayments for lease of land

Prepayments for lease of land represent prepayments to the lessee for sub-lease of two land use rights. Prepayments for lease of land are carried at cost less accumulated amortization and any impairment loss. Amortization is provided against the cost of lease prepayments on a straight-line basis over the period of the rights, which are 16 years and 32 years, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company had impairment loss on the prepayments for lease of land of $nil, $nil, and $285,553, respectively.

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

Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2025, 2024 and 2023, the Company recognized impairment losses of long-lived assets of $nil, $nil, and $536,206, respectively.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. For the years ended December 31, 2025, 2024 and 2023, the Company recognized impairment loss of goodwill of $nil, $nil, and $5,617,865, respectively.

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

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable consisted of amounts invoiced and amounts for which revenue is recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment.

Advances from customers consist of payments received related to unsatisfied performance obligations at the end of the period.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs for obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Medical training and education services

The Company designs and provides medical training and education courses in both online and offline formats to physicians and allied healthcare professionals (the “training and education services”). The Company identifies a single performance obligation from contracts. The Company recognizes revenue at the point when the service was rendered. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payments received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of medical training and education courses to the customers. The fees are fixed and determinable at the inception of the services.

Offline medical training and education services courses – though customers can benefit from each service commitment, including design, production and presentation of medical courses, together with other readily available resources. The promises in the contracts with customers is integration of all of these service commitments. The Company concludes that these service commitments are highly dependent with each other, in the context of the contract term. Thus, these service commitments are not distinct from each other, and the Company combines all service commitments performed as a single performance obligation. In cases where the Company engages third party experts to provide presentations in medical courses, as the Company determines the contents and the participants, it has the ability to direct these experts to provide medical training services for the Company. Therefore, the Company is primarily responsible for fulfilling the promise to provide the medial courses and has the discretion in establishing the transaction price. The Company is a principal in the provision of services and recognizes revenues on a gross basis.

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

Sales of patented drugs

Starting from the year of 2022, the Company commenced sales of patented drugs to customers. The Company identified one performance obligation in the contracts with customers, and the transaction price is fixed. No sales incentives or return of goods are allowed only if there are quality issues. The Company recognized revenues on sales of patented drugs upon acceptance of goods by customers.

The following table identifies the disaggregation of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

	For the Years Ended December 31,
	2025	2024	2023
Medical training and education services	$6,858,034	$7,704,812	$6,385,735
Patient management services in patient-aid projects	3,820,520	6,008,152	4,020,999
Sales of patented drugs	696,442	2,151,809	9,027,211
Total	$11,374,996	$15,864,773	$19,433,945

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

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing funds, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $422,845, $536,649 and $707,493 for the years ended December 31, 2025, 2024 and 2023, respectively.

Research and development costs

Research and development costs are mainly comprised of salary and welfare expenses for the Company’s IT department employees who work for the development of the Company’s platform and database, and software and related intellectual property expenses which were used to develop an extensive library of licensed content and medical database. For the years ended December 31, 2025, 2024 and 2023, the Company incurred research and development expenses of $8,085, $252,451 and $514,411, respectively.

Advertising expenses

Advertising expenses primarily include advertisement for the Company’s platform for online medical courses. Advertising costs are expensed as incurred and the total amounts charged to “selling and marketing expenses” in the consolidated statements of operations and comprehensive loss were $439,902, $2,524,283 and $4,197,993 for the years ended December 31, 2025, 2024 and 2023, respectively.

Share-based compensation

Share-based awards granted to the Company’s employees and non-employees are measured at fair value on grant date and measurement date, respectively, and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair value of restricted shares is determined with reference to the fair value of the underlying shares.

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

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2025, income tax returns filed with PRC tax authorities for the tax years ended December 31, 2020 through December 31, 2024 remain open for statutory examination.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2025 and 2024.

Segment reporting

The Company identifies operating segments in accordance with ASC Topic 280, Segment Reporting, as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which has been identified as the Company’s Chief Financial Officer.

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Company’s CODM to evaluate the operating segment results. Based on management’s assessment, the Company has determined that it had two operating segments before the disposal of the sales of patented drugs operating segment on June 30, 2025: (i) provision of training and education services and assistance in patient-aid projects (collectively “MDMOOC services”), (ii) sales of patented drugs.

Recently adopted accounting pronouncement

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company adopted ASU 2023-09 on January 1, 2025, and applied the amendments retrospectively to all prior periods presented in these consolidated financial statements. Refer to Note 13 income taxes.

Recently issued accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date” (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets” (“ASU 2025-05”), which provide all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and cash flows.

Significant risks and uncertainties

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents and certificate of deposits. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, the Company held cash and cash equivalents of $8,098,075 and certificate of deposits of $5,734,613 included in short-term investment.

●	In Mainland China, each depositor at each bank is insured by the government authority with the maximum limit of RMB 500,000 (approximately $71,499). As of December 31, 2025, a cash balance of $1,326,153 was deposited in financial institutions located in Mainland China, of which $901,167 was subject to credit risk. The Company had cash equivalent of $5,391,028 that was invested in highly liquid investments with original maturities of three months or less in financial institutions located in Mainland China that was not insured by the aforementioned deposit insurance.

●	In the United States, each depositor at each bank is insured by the government authority with the maximum limit of $250,000 by the Federal Deposit Insurance Corp (“FDIC”). As of December 31, 2025, a cash balance of $172,686 and a short-term investments balance of $5,734,613 were deposited in the financial institutions in the United States, of which $5,035,884 was subject to credit risk.

●	In Japan, each depositor at each bank is insured with the maximum limit of JPY 10,000,000 (approximately $63,776) by the Deposit Insurance Corporation of Japan (“DICJ”). As of December 31, 2025, a cash balance of $1,190,713 was deposited in financial institutions located in Japan, of which $1,126,937 was subject to credit risk.

●	In Hong Kong, each depositor at each bank is insured with the maximum limit of HKD 800,000 (approximately $102,784) by Hong Kong Deposit Protection Board (“DPSB”). As of December 31, 2025, a cash balance of $16,809 was deposited at certain investment accounts with financial institution located in Hong Kong, which was not insured by FDIC insurance or other insurance.

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

The following significant amounts of Zhongchao Shanghai and its subsidiaries are included in the accompanying consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024
ASSETS
Cash and cash equivalents	$5,921,884	$4,354,654
Accounts receivable	2,782,693	4,682,320
Inventories	-	586,221
Other current assets	170,962	272,693
Investment in non-marketable securities	1,137,307	1,089,960
Property and equipment, net	4,141,645	4,206,154
Right of use assets	25,053	89,020
Deferred tax assets	44,194	119,425
Other non-current assets	7,614	12,177
Total Assets	$14,231,352	$15,412,624

LIABILITIES
Advances from customers	$150,009	$203,787
Operating lease liabilities, current and non-current	26,083	57,517
Due to Zhongchao Inc.*	(284,799)	483,800
Other current liabilities	1,334,089	1,276,732
Deferred tax liabilities	22,260	179,638
Total Liabilities	$1,247,642	$2,201,474

	For the years ended December 31,
	2025	2024	2023
Revenues	$11,374,996	$15,864,773	$19,433,945
(Loss) income from operations	$(835,595)	$3,245,712	$(11,846,266)
Net (loss) income	$(784,109)	$2,902,555	$(10,780,772)

*	The balances due from/to Zhongchao Inc. are eliminated on consolidation.

As of December 31, 2025 and 2024, the VIE and its subsidiaries did not collateralize their assets for the obligation. Moreover, the beneficial interest holders of the VIE and its subsidiaries had no recourse to the general credit of the Company or its subsidiaries.

4. SHORT-TERM INVESTMENTS

As of December 31, 2025 and 2024, the balance of short-term investments represented certificates of deposits with original maturity of more than three months but less than one year and certain listed equity securities purchased through various open market transactions. The trading securities are initially recorded at cost and subsequently measured at fair value with the changes in fair value recorded in other income, net in the consolidated statements of operations and comprehensive loss. Gain from trading securities amounted to $8,078, $108,949 and $654,980 for the years ended December 31, 2025, 2024 and 2023, respectively. Interest income from certificate of deposits were $246,611, $205,802 and $186,793 as of December 31, 2025, 2024 and 2023, respectively which were recorded in interest income in the consolidated statement of operations and comprehensive loss.

5. FINANCIAL INSTRUMENTS

The following tables show the Company’s cash, cash equivalents and investments by significant investment category as of December 31, 2025 and 2024.

		As of December 31, 2025
		Cash and cash equivalents	Short-term investments	Non-marketable security investment	Total fair value
Cash		$2,707,047	$-	$-	$2,707,047

Level 1:
	Money market funds	5,391,028	-	-	5,391,028
	Trading securities	-	89,944	-	89,944
	Subtotal	5,391,028	89,944	-	5,480,972

Level 2:
	Certificates of deposits	-	5,734,613	-	5,734,613
	Investment in an equity security	-	-	93,328	93,328
	Subtotal	-	5,734,613	93,328	5,827,941

Total		$8,098,075	$5,824,557	$93,328	$14,015,960

		As of December 31, 2024
		Cash and cash equivalents	Short-term investments	Non-marketable security investment	Total fair value
Cash		$5,060,313	$-	$-	$5,060,313

Level 1:
	Money market funds	1,780,993	-	-	1,780,993
	Trading securities	-	4,441	-	4,441
	Subtotal	1,780,993	4,441	-	1,785,434

Level 2:
	Certificates of deposits	1,000,000	5,238,000	-	6,238,000
Total		$7,841,306	$5,242,441	$-	$13,083,747

6. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2025	December 31, 2024
Office rental deposit	$6,613	$33,144
Interest receivable	99,299	98,115
Others	127,130	142,423
	$233,042	$273,682

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2025	December 31, 2024
Land and buildings	$6,537,619	$6,209,058
Office equipment	15,334	8,409
Leasehold improvements	-	50,320
Less: accumulated depreciation	(675,729)	(400,633)
	$5,877,224	$5,867,154

Depreciation expenses totaled $285,225, $226,158, and $172,394 for the years ended December 31, 2025, 2024, and 2023, respectively.

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

8. PREPAYMENTS FOR LEASE OF LAND

As of December 31, 2025 and 2024, prepayments for lease of land were $nil and $nil, respectively.

Amortization expenses totaled $nil, $nil, and $10,561 for the years ended December 31, 2025, 2024, and 2023, respectively.

In June 2023, together with the Company’s demolishment of the building in Beijing (see Note 7), the Company determined that the related prepayment for lease of land should also be impaired. The carrying value of the prepayments for lease of land was $285,553. The Company recorded loss from the impairment of the prepayments for lease of land of $285,553 as “Loss from disposal of property and equipment” in the consolidated statements of operations and comprehensive loss.

9. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31, 2025	December 31, 2024
Software	$40,898	$39,182
Trademark and license	10,980	10,520
Less: accumulated amortization	(44,264)	(37,525)
	$7,614	$12,177

For the years ended December 31, 2025, 2024 and 2023, amortization expenses totaled $4,958, $4,953, and $335,538, respectively.

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

The following is a schedule, by years, of amortization of intangible assets as of December 31, 2025:

For the year ended December 31, 2026	$5,062
For the year ended December 31, 2027	2,552
$7,614

10. INVESTMENTS IN EQUITY METHOD INVESTEES

As of December 31, 2025 and 2024, the Company’s investments in equity investments were comprised of investment in one limited partnership, Ningbo Meishan Xinaishan Equity Investment Limited Partnership. The carrying balance of the equity method investment as of December 31, 2025 and 2024 are $1,137,307 and $1,089,960, respectively.

On November 5, 2020, the Company entered into a five-year partnership agreement to invest $1,217,039, for 28% partnership interest in the limited partnership. The agreement was extended to November 18, 2028. The funds raised by the limited partnership are invested in one PRC private company engaged in immunotherapy. For the years ended December 31, 2025, 2024 and 2023, equity investment loss of $368, $24,502 and $229 have been recorded in other income, net for the Company’s share of the operating loss of the limited partnership. As of December 31, 2025 and 2024, no significant impairment indicators have been noted in connection with the investment.

11. INVESTMENT IN EQUITY SECURITIES

During the year ended December 31, 2021, the Company made an investment of $150,000 in Elite Ivy Investment LLC (“Elite Ivy”), accounting for 0.6% of the investee. During the year ended December 31, 2023 and 2022, the Company has reinvested $13,408 and $2,463, respectively, of dividend and the total initial investment changed to $165,871, accounting for 0.7% ownership as of December 31, 2023. Elite Ivy was mainly engaged in investments in equities, options, futures, debt securities and commodities, and interim investments in money market or equivalent instruments. The Company can withdraw the investment after six months of the investment. The Company withdrew the investment in June 2024 and received $195,169.

During the year ended December 31, 2025, the Company made an investment of $100,000 in Keystone Investment Management, LLC (“Keystone”). Keystone was mainly engaged in investments in equities, options, futures, debt securities and commodities, and interim investments in money market or equivalent instruments. The Company must submit a withdrawal request at least 30 days in advance following the expiration of the Lock-Up Period.

As a practical expedient, the Company uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of the investment in the Elite Ivy and Keystone. For the years ended December 31, 2025 and 2024, the Company recorded downward adjustments of $6,672 and upward adjustments of $29,298 on each of the investment, respectively.

The Company considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity securities. For the years ended December 31, 2025 and 2024, the Company did not record impairment against the investment.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31, 2025	December 31, 2024
Other tax payable	$164,177	$246,002
Accrued payroll	209,191	199,418
Severance payable	384,945	-
Customer deposits payable	-	118,296
Commission payable	-	81,932
Other current liabilities	66,127	112,237
	$824,440	$757,885

Amongst, other tax payables consist of the following:

	December 31, 2025	December 31, 2024
Value added tax payable	$142,501	$245,024
Local taxes payable	21,676	978
	$164,177	$246,002

13. INCOME TAXES

Cayman Islands

For tax reporting purposes, the Company consolidates its entities under Zhongchao Cayman, a Cayman Islands entity as described in Note 1. Accordingly, the Company has presented the domestic portion of the disclosures below based on its country of domicile in the Cayman Islands.

Under the current tax laws of the Cayman Islands, the Company’s domestic statutory income tax rate is 0.00%, the Company is not subject to tax on income or capital gain. The difference between the Company’s domestic statutory income tax rate and its (expense) benefit for income taxes is due to the effect of the tax rates in the other jurisdictions in which the Company operates. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

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

USA

Zhongchao USA is incorporated in the state of New Jersey, USA and is subject to a federal tax rate of 21% and state tax rate of 9%. For the years ended December 31, 2025, 2024 and 2023, Zhongchao USA did not have taxable income.

Japan

Under the current tax laws of Japan, Zhongchao Japan is incorporated in Japan and is subject to an income tax rate of 30%. For the years ended December 31, 2025, 2024 and 2023, Zhongchao Japan did not have taxable income.

PRC

For the years ended December 31, 2025, 2024 and 2023, Zhongchao Shanghai was subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. The Company’s other subsidiary and the VIE’s subsidiaries that are located in the PRC were qualified as Small and Micro-sized Enterprises (“SMEs”).

SMEs are entitled to a reduced EIT rate of a reduced EIT rate of 20%, 75.0% reduction of taxable income for the first RMB 3,000,000 and no reduction for the remaining taxable income for the year ended December 31, 2025, 2024 and 2023.

In January 2023, the State Taxation Administration of the PRC announced a preferential tax treatment for research and development expenses. Qualified entities are entitled to deduct 200% research and development expenses against income to reach a net operating income.

The components of profit (loss) before income tax benefits (expenses) are summarized as follows:

	For the Years Ended December 31,
	2025	2024	2023
Domestic (Cayman Islands)	$-	$-	$-
Foreign (PRC)	(741,782)	3,233,722	(11,527,235)
Foreign (Others)	(5,026,903)	(3,171,966)	(449,764)
Total	$(5,768,685)	$61,756	$(11,976,999)

Income tax (expenses) benefits consist of the following:

	For the Years Ended December 31,
	2025	2024	2023
Current income tax expenses
Domestic (Cayman Islands)	$-	$-	$-
Foreign (PRC)	(128,172)	(43,516)	(69,467)
Foreign (Others)	(500)	(4,002)	-
Total current income tax expenses	(128,672)	(47,518)	(69,467)
Deferred income tax benefits (expenses)
Domestic (Cayman Islands)	-	-	-
Foreign (PRC)	82,490	(287,651)	806,092
Foreign (Others)	-	-	(66,865)
Total deferred income tax benefits (expenses)	82,490	(287,651)	739,227
Total income tax (expenses) benefits	$(46,182)	$(335,169)	$669,760

The following table presents income taxes paid, net of refunds, disaggregated by jurisdiction:

	For the Years Ended December 31,
	2025	2024	2023
Income taxes paid, net of refunds
Domestic (Cayman Islands)	$-	$-	$-
Foreign (PRC)	126,089	45,444	114,001
Foreign (Others)	500	500	500
Total income taxes paid, net of refunds	$126,589	$45,944	$114,501

Below is a reconciliation of the statutory tax rate to the effective tax rate after the adoption of ASU 2023-09:

	For the Years Ended December 31,
	2025		2024		2023
	Amount	Effective tax rate	Amount	Effective tax rate	Amount	Effective tax rate
Income tax expense at Cayman statutory rate	$-	-%	$-	-%	$-	-%
Effect of foreign tax rates	(375,755)	6.51%	(471,337)	(763.22)%	(3,301,850)	27.57%
Effect of non-deductible expenses	5,522	(0.10)%	59,812	96.85%	312,302	(2.61)%
Effect of research and development credits	-	-%	(12,623)	(20.44)%	(427,160)	3.57%
Effect of deferred tax rate change	-	-%	-	-%	2,350,577	(19.63)%
Effect of changes in valuation allowance	416,415	(7.21)%	759,317	1,229.54%	396,371	(3.31)%
Total income tax expenses (benefits)	$46,182	(0.80)%	$335,169	542.73%	$(669,760)	5.59%

Deferred tax assets as of December 31, 2025 and 2024 consist of the following:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Net operating loss carrying forward	$1,891,291	$1,706,177
Share-based compensation	259,023	195,422
Lease liabilities	14,704	21,281
Others	93,891	25,249
Less: Deferred tax liability	(169,184)	(201,872)
Less: Valuation allowance on deferred tax assets	(2,045,531)	(1,626,832)
Deferred tax assets, net	$44,194	$119,425
Deferred tax liability
Changes in fair value of short-term investments	37,179	22,879
Downward adjustments in investments in non-marketable securities	(5,781)	(6,153)
Right-of-use assets	12,105	15,739
Unbilled revenue	147,941	349,045
Less: Deferred tax assets	(169,184)	(201,872)
Deferred tax liability, net	$22,260	$179,638

As of December 31, 2025 and 2024, the Company had net operating loss carryforwards of approximately $11.3 million and $11.4 million, respectively. The net operating loss carryforwards approximately $7.3 million from the Unite States on December 31, 2025 could be carried forward indefinitely and shall not expire. The Company also has net operating loss carryforwards from PRC of approximately $4.1 million which expires starting in 2026 through 2030. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. As of December 31, 2025 and 2024, the Company recorded valuation allowance of $2,045,531 and $1,626,832 against the deferred tax assets arising mainly from net operating loss carrying forward and share-based compensation based upon management’s assessment that it is more likely than not that part of deferred tax assets will not be realized.

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

Unrecognized tax benefits

As of December 31, 2025 and 2024, there were no unrecognized tax benefits that if recognized would affect the annual effective tax rate.

The Company recognizes interest and penalty charges related to income tax payable as necessary in the provision for income taxes. For the years ended December 31, 2025 and 2024, no interest expense or penalty was accrued in relation to the income tax payable. The Company had no liability for accrued interest and penalty as of December 31, 2025 and 2024.

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

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of December 31, 2025 and 2024 the Company does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax. With the effective date of January 1, 2018, the Tax Act introduced a provision to tax global intangible low-taxed income (“GILTI”). The Company will account for future tax liability arising from Global Intangible Low-Taxed Income, if any, as a period cost.

14. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per ordinary share for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Years Ended December 31,
	2025	2024	2023
Net Loss Attributable to Zhongchao Inc.’s shareholders	$(6,310,153)	$(643,229)	$(11,335,911)

Weighted average number of ordinary share outstanding*
Basic and Diluted	3,418,290	650,678	325,419

Loss per share
Basic and Diluted	$(1.85)	$(0.99)	$(34.83)

*	Retrospectively restated for the effect of share consolidation (see Note 21)

On August 14, 2019, Zhongchao Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Zhongchao Cayman prior to the reorganization. All references to numbers of common shares and per-share data in the consolidated financial statements have been adjusted to reflect such issuance of shares on a retrospective basis. In addition, the contingently issuable ordinary shares of 16,876 shares of Class A ordinary share underlying the warrant (Note 1) issued to one existing shareholder of Zhongchao Shanghai is included in calculation of basic and diluted weighted average number of ordinary share outstanding, as the Company does not expect any circumstances under which those shares would not be issued.

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the years ended December 31, 2025, 2024 and 2023, the Company had no dilutive shares.

15. RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationship with the Company
Beijing Ougaini Trading Co., Ltd (“Beijing Ougaini”)	Controlled by an immediate family member of Mr. Yang Weiguang

2)	Transactions with related parties

Purchase from a related party

	For the Years Ended December 31,
	2025	2024	2023
Beijing Ougaini	$-	$-	$112,980

During the year ended December 31, 2022, the Company prepaid $112,980 to Beijing Ougaini for purchase of products for employee welfare and marketing promotion. The Company received the purchase in January 2023.

16. EQUITY

Ordinary share

The Company’s authorized share capital is 2,500,000,000 ordinary shares consisting of 2,250,000,000 Class A Ordinary Shares and 250,000,000 Class B ordinary shares, par value $0.008 per share (each, a “Class B Ordinary Share”; collectively, “Class B Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Class A Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to 1 vote and each Class B Ordinary Share will be entitled to 1,000 votes. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

In addition, the Company was committed to issue 16,876 Class A Ordinary Shares to a 6.25% shareholder of Zhongchao Shanghai, who is now in the progress of changing from a shareholder of Zhongchao Shanghai to a direct investor of Zhongchao Cayman (Note 1). The 16,876 Class A Ordinary Shares, representing 0.44% economic beneficial interest of the Company as of December 31, 2025   will be issued to the shareholder upon its capital contribution in Zhongchao Cayman and the Company released its paid-in capital in Zhongchao Shanghai. Such ordinary shares are included in the shares issued and outstanding as of December 31, 2025 and 2024 and in the calculation of earnings per share as such commitment to issue the shares is considered to be part the reorganization, and the shares are considered to be in existence from the time this shareholder made the investment.

On February 20, 2024, the Company held an extraordinary general meeting of shareholders where the shareholders approved the proposed 1-for-10 share consolidation of the Company’s ordinary shares of US$0.0001 par value each (the “Share Consolidation”). The Share Consolidation was effective on February 29, 2024. The Company’s amended and restated articles of association in connection with the Share Consolidation became effective on February 29, 2024. The number of shares of the Company Class A and Class B ordinary shares and per share data have been retrospectively adjusted considering the Share Consolidation.

On October 1, 2024, the Company entered into securities purchase agreements with investors providing for the issuance and sale by the Company of 386,750 Class A ordinary shares, par value $0.008 per share, in the aggregate (the “Shares”), in a registered direct offering (the “Offering”). On October 2, 2024, the Company consummated the Offering and issued the Shares to the investors at a price of $2.40 per Share, generating the gross proceeds to the Company in the total amount of $928,200. The Company did not retain an underwriter or placement agent with respect to the Offering and therefore was not paying any underwriting discounts or commissions.

On November 14, 2024, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the issuance and sale (the “Private Placement”) of (i) an aggregate of 1,250,000 Class A ordinary shares, par value US$0.008 per share, of the Company (the “Class A Ordinary Shares”) and (ii) warrants (the “Warrants,” and, together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 5,000,000 Class A Ordinary Shares at an exercise price of $14.40 per share with respect to 50% of the Warrants and an exercise price of $16.00 per share with respect to the other 50% of the Warrants, subject to adjustment as provided therein, for an aggregate purchase price of $3,000,000. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire one year after the issuance date.

On December 12, 2024, the Company issued an aggregate of 1,200,000 Class A Ordinary Shares to the Purchasers upon cashless exercise of the Warrants, pursuant to the terms of the Warrants (the “Issuance”). As of the date hereof, no Warrants remain outstanding. The Issuance was made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Section 3(a)(9) of the Act.

On December 27, 2024, the Company granted 4,875 Class A Ordinary Shares to three non-executive directors as one-year service compensations.

On August 8, 2025, the Company granted 62,500 Class A Ordinary Shares to three consultants as service compensations. On August 25, 2025, the Company granted 68,750 Class A Ordinary Shares and 556,250 Class B Ordinary Shares to Mr. Weiguang Yang as service compensation. See Note 18 for details.

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

During the years ended December 31, 2025, 2024 and 2023, the Company accrued statutory reserve funds of $62,654, $161,208 and $56,151, respectively, which is 10% of the retained earnings of profit-making PRC subsidiaries, VIE or VIE’s subsidiaries as of December 31, 2025, 2024 and 2023, respectively. During the year ended December 31, 2025, the Company recorded a reversal of statutory reserve of $141,513 and $113,186 of the discontinued subsidiaries, respectively. As of December 31, 2025 and 2024, the Company had statutory reserve of $1,340,331 and $1,419,190, respectively.

As of December 31, 2025 and 2024, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiary and VIE and VIE’s subsidiaries that are included in the Company’s consolidated net assets, were approximately $13,060,975 and $13,139,835, respectively.

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

As of December 31, 2025 and 2024, there was $nil retained earnings in the aggregate, respectively, which was generated by the Company’s VIE and its subsidiaries in Renminbi included in the Company’ consolidated net assets, aside from $1,340,331 and $1,419,190 statutory reserve funds as of December 31, 2025 and 2024, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit the Company’s PRC subsidiary and VIE and VIE’s subsidiaries’ ability to make dividends or other payments in U.S. dollars to the Company, in addition to $13,060,975 and $13,139,835 restricted net assets as of December 31, 2025 and 2024, respectively, as discussed above.

17. CONCENTRATION RISK

The Company has a concentration of its account receivables with specific customers. As of December 31, 2025, four customers accounted for 25.7%, 17.0%, 13.0% and 12.2% of net accounts receivable, respectively. As of December 31, 2024, three customers accounted for 18.4%, 14.4% and 11.4% of net accounts receivable, respectively.

For the year ended December 31, 2025, four customers accounted for approximately 17.3%, 17.2%, 15.3% and 11.1% of the total revenue, respectively. For the year ended December 31, 2024, two customers accounted for approximately 15.4%, and 13.8% of the total revenue, respectively. For the year ended December 31, 2023, one customer accounted for approximately 13.7% of the total revenue.

As of December 31, 2025 and 2024, the Company had insignificant balance of accounts payable and did not further assess the concentration risk of accounts payable.

For the year ended December 31, 2025, one supplier accounted for approximately 14.3% of the total cost of service revenue and product purchase. For the year ended December 31, 2024, two suppliers accounted for approximately 14.4% and 13.3% of the total cost of service revenue and product purchase, respectively. For the year ended December 31, 2023, two suppliers accounted for approximately 29.4% and 15.7% of the total cost of service revenue and product purchase, respectively.

18. SHARE BASED COMPENSATION

The following table summarizes our unvested restricted share units giving retroactive effect to the 1-for-8 Share Consolidation effected on March 2, 2026:

	Number of shares	Weighted- Average Grant-Date Fair Value
Unvested on December 31, 2023	3,840	$201.6
Granted	4,875	$13.2
Vested	(6,562)	$13.2
Unvested on December 31, 2024	2,153	$201.6
Granted	687,500	$8.19
Vested	(62,500)	$8.19
Forfeited	(1,778)	$201.6
Unvested on December 31, 2025	625,375	$8.31

Among the outstanding restricted share units brought forward from December 31, 2020, 1,499 restricted shares were vested in May 2022 and 1,688 restricted shares were vested in January 2024. In 2025, 1,778 restricted shares were forfeited due to employee termination, and the Company recorded a reversal of approximately $0.2 million in share-based compensation expense. The remaining 375 restricted share units will vest in February 2029, upon fulfilment of requisite service period by the employees.

On August 8, 2025, the Company granted and issued 62,500 shares of Class A Ordinary Shares to three consultants as service compensations, which were vested immediately. On August 25, 2025, the Company granted and issued 68,750 shares of Class A Ordinary Shares and 556,250 shares of Class B Ordinary Shares to Mr. Weiguang Yang as service compensation. The shares were vested in February 2026. The grant-date value of each share units was $7.69 and $8.24 by reference to the closing price on August 8, 2025 and August 25, 2025, respectively, and the total fair value of these Class A Ordinary Share and Class B Ordinary Shares units aggregated $5,630,500.

For the years ended December 31, 2025, 2024 and 2023, the Company had share-based compensation expenses of $3,705,336, $109,714 and $135,547, respectively. As of December 31, 2025, the Company expected to incur share-based compensation expenses of approximately $1.7 million over a weighted average period of 0.29 years.

The following table summarizes share-based compensation expenses charged to operating expenses:

	For the Years Ended December 31,
	2025	2024	2023
Selling and marketing expenses	$-	$342	$42,300
General and administrative expenses	3,705,336	109,372	93,247
Total share-based compensation expenses	$3,705,336	$109,714	$135,547

19. SEGMENT REPORTING

The Company’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of service and technology. The Company’s operating segments are based on such organizational structure and information reviewed by the CODM to evaluate the operating segment results. Based on management’s assessment, the Company has determined that it had two operating segments before the disposal of the sales of patented drugs operating segment on June 30, 2025: (i) MDMOOC services, and (ii) sales of patented drugs.

The Company completed the deregistration of Chongqing Xinjiang on June 30, 2025, due to declining profitability caused by intensified industry competition. The disposal of the patented drug sales business signifies a strategic shift. However, the revenue and assets of the sales of patented drugs operating segment are not material to the Company’s total revenue and total assets. Therefore, the disposal of the sales of patented drugs operating segment will not have a material impact on the Company’s operations or financial performance and is not considered as discontinued operation.

The following table presents major accounts of statements of operations by segments for the year ended December 31, 2025.

	MDMOOC Services	Sales of patented drugs	Total
Revenues	$10,678,554	$696,442	$11,374,996
Cost of revenues	(5,665,996)	(587,459)	(6,253,455)
Selling and marketing expenses	(1,539,487)	48,893	(1,490,594)
General and administrative expenses	(9,698,452)	(115,635)	(9,814,087)
Research and development expenses	(8,085)	-	(8,085)
Total operating expenses	$(11,246,024)	$(66,742)	$(11,312,766)
Segment operating (loss) income	$(6,233,466)	$42,241	$(6,191,225)

Interest income (expenses), net	343,149	(21)	343,128
Other income (expenses), net	45,333	34,079	79,412
Income tax benefits (expenses)	42,957	(89,139)	(46,182)
Segment net loss	$(5,802,027)	$(12,840)	$(5,814,867)

The following table presents major accounts of statements of operations by segments for the year ended December 31, 2024.

	MDMOOC Services	Sales of patented drugs	Total
Revenues	$13,712,964	$2,151,809	$15,864,773
Cost of revenues	(5,510,088)	(1,442,472)	(6,952,560)
Selling and marketing expenses	(3,799,558)	(210,824)	(4,010,382)
General and administrative expenses	(4,815,975)	(174,672)	(4,990,647)
Research and development expenses	(252,451)	-	(252,451)
Total operating expenses	$(8,867,984)	$(385,496)	$(9,253,480)
Segment operating (loss) income	$(665,108)	$323,841	$(341,267)

Interest income, net	242,848	160	243,008
Other income, net	148,089	11,926	160,015
Income tax (expenses) benefits	(348,406)	13,237	(335,169)
Segment net (loss) income	$(622,577)	$349,164	$(273,413)

The following table presents major accounts of statements of operations by segments for the year ended December 31, 2023.

	MDMOOC Services	Sales of patented drugs	Total
Revenues	$10,406,734	$9,027,211	$19,433,945
Cost of revenues	(5,162,438)	(5,759,315)	(10,921,753)
Selling and marketing expenses	(5,327,266)	(1,383,491)	(6,710,757)
General and administrative expenses	(6,470,944)	(226,365)	(6,697,309)
Research and development expenses	(514,411)	-	(514,411)
Loss from disposal of property and equipment	(1,719,442)	-	(1,719,442)
Impairment of goodwill	(5,617,865)	-	(5,617,865)
Impairment of intangible assets	(536,206)	-	(536,206)
Total operating expenses	$(20,186,134)	$(1,609,856)	$(21,795,990)
Segment operating (loss) income	$(14,941,838)	$1,658,040	$(13,283,798)

Interest income, net	216,528	20,526	237,054
Other income, net	1,069,603	142	1,069,745
Income tax benefits (expenses)	700,048	(30,288)	669,760
Segment net (loss) income	$(12,955,659)	$1,648,420	$(11,307,239)

	December 31, 2025	December 31, 2024
Total assets
MDMOOC services	$24,146,846	$24,890,290
Sales of patented drugs	-	994,663
	$24,146,846	$25,884,953

Substantially all of the Company’s revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Company’s long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

20. COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Lease commitment

As of December 31, 2025, the Company leases offices space under one non-cancellable operating lease arrangement, which had a term within 12 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company discounted lease payments based on an estimate of its incremental borrowing rate to present value.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheet.

	December 31, 2025	December 31, 2024
Right-of-use lease assets	$25,053	$89,020

Operating lease liabilities, current	26,083	33,685
Operating lease liabilities, noncurrent	-	23,832
Total operating lease liabilities	$26,083	$57,517

As of December 31, 2025 and 2024, the weighted average remaining lease term was 1.00 and 1.42 years, respectively, and discount rates were 4.75% for all of the operating leases.

Rental expenses for the years ended December 31, 2025, 2024, and 2023 were $99,824, $218,227 and $412,891, respectively. For the years ended December 31, 2025, 2024 and 2023, the cash payment for amounts included in the measurement of lease liabilities was $nil, $249,133 and $427,278, respectively.

21. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the consolidated financial statements, except for the following events, no other subsequent event is identified that would have required adjustment or disclosure in the consolidated financial statements.

On February 10, 2026, the Company held (i) an extraordinary general meeting of holders of Class A Ordinary Shares (the “2026 Class A Holders Meeting”), followed by (ii) an extraordinary general meeting of shareholders of the Company (the “2026 All Holders Meeting” and, together with the 2026 Class A Holders Meeting, the “2026 Meetings”). Several matters were approved at the 2026 Meetings.

Change of Voting Rights

On February 10, 2026, the Company adopted amended and restated articles of association, pursuant to which each holder of Class B Ordinary Shares became entitled to 1,000 votes for each Class B Ordinary Shares held. Each shareholder of the Company’s Class A Ordinary Shares remains entitled to 1 vote for each Class A Ordinary Share held.

Increase of Share Capital

The authorized share capital of the Company was increased from $500,000 divided into 450,000,000 Class A ordinary shares with a nominal or par value of $0.001 each and 50,000,000 Class B ordinary shares with a nominal or par value of $0.001 each to $20,000,000 divided into 18,000,000,000 Class A ordinary shares with a par value of $0.001 each and 2,000,000,000 Class B ordinary shares with a par value of $0.001 each. The company adopted an amended and restated memorandum of association reflecting the share capital increase. After the 2026 share consolidation described in the following paragraph, the Company’s authorized shares consist of 2,250,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares, par value $0.008 per share.

Share Consolidation

The shareholders approved the proposed 1-for-8 share consolidation of the Company’s ordinary shares of $0.001 par value each (the “Share Consolidation”). The Share Consolidation was effective on March 2, 2026. The Company’s amended and restated articles of association in connection with the Share Consolidation became effective on March 2, 2026. The number of shares of the Company Class A and Class B ordinary shares and per share data have been retrospectively adjusted considering the Share Consolidation.

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The parent company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025 and 2024.

PARENT COMPANY BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Cash and cash equivalents	$79,976	$1,088,565
Short-term investment	1,750,059	4,040,000
Other current assets	26,493	54,383
Due from subsidiaries, VIE and VIE’s subsidiaries	15,639,807	12,247,807
Investment in subsidiaries, VIE and VIE’s subsidiaries	2,443,215	5,113,612
Total Assets	$19,939,550	$22,544,367

LIABILITIES AND EQUITY
Total Liabilities	$-	$-

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.008 per share, 2,250,000,000 shares authorized; 3,236,141 and 3,104,891 shares issued and outstanding on December 31, 2025 and 2024, respectively) *	25,890	24,840
Class B Ordinary Share (par value $0.008 per share, 250,000,000 shares authorized; 624,972 and 68,722 shares issued and outstanding on December 31, 2025 and 2024, respectively) *	5,000	550
Additional paid-in capital	34,475,566	29,059,063
Deferred share compensation	(1,716,667)	-
Accumulated deficit	(12,850,239)	(6,540,086)
Total Shareholders’ Equity	19,939,550	22,544,367
Total Liabilities and Shareholders’ Equity	$19,939,550	$22,544,367

*	Retrospectively restated for the effect of share consolidation (see Note 21).

PARENT COMPANY STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2025	2024	2023
Equity in loss of subsidiaries	$(2,670,397)	$(642,807)	$(11,440,721)
General and administrative expenses	(3,776,558)	(192,233)	(82,620)
Interest income	136,802	191,811	187,430
Net Loss	$(6,310,153)	(643,229)	(11,335,911)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024	2023
Cash Flows from Operating Activities:
Net Cash Provided by (Used in) Operating Activities	$93,470	$198,117	$(193,778)

Cash Flows from Investing Activities:
Investments in short-term investments	(3,820,059)	(9,068,000)	(5,241,677)
Proceeds from redemption of short-term investments	6,110,000	10,269,677	-
Loans (made to) repaid from subsidiaries, VIE and VIE’s subsidiaries	(3,392,000)	(4,299,500)	1,475,310
Net Cash Used in Investing Activities	(1,102,059)	(3,097,823)	(3,766,367)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares in connection with direct offering, net off issuance cost	-	3,838,200	-
Net Cash Provided by Financing Activities	-	3,838,200	-

Net (decrease) increase in cash and cash equivalents	(1,008,589)	938,494	(3,960,145)
Cash and cash equivalents at beginning of year	1,088,565	150,071	4,110,216
Cash and cash equivalents at end of year	$79,976	$1,088,565	$150,071